As filed with the Securities and Exchange Commission on February 12, 2016

Registration No. 333-206649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GAMING AND LEISURE PROPERTIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	6798	46-2116489
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

(610) 401-2900

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brandon J. Moore

Senior Vice President, General Counsel & Secretary

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

(610) 401-2900

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Daniel A. Neff Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	John. A Godfrey Executive Vice President, General Counsel & Secretary Pinnacle Entertainment, Inc. 3980 Howard Hughes Parkway Las Vegas, Nevada 89169 (702) 541-7777	Stephen F. Arcano Neil P. Stronski Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 12, 2016

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Shareholders of Gaming and Leisure Properties, Inc. and Stockholders of Pinnacle Entertainment, Inc.:

On July 20, 2015, Gaming and Leisure Properties, Inc. (“GLPI”), Gold Merger Sub, LLC, a direct, wholly owned subsidiary of GLPI (“Merger Sub”), and Pinnacle Entertainment, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger (the “merger agreement”), providing for the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI (the “merger”) following which GLPI will own all of Pinnacle’s real property assets, other than Pinnacle’s Belterra Park property and excess land at certain locations. To effect this acquisition of Pinnacle’s real estate assets and prior to the merger, subject to the terms and conditions of the agreements described in this joint proxy statement/prospectus, Pinnacle has agreed that it will effect a pro rata distribution to Pinnacle’s stockholders of common stock representing a 100% interest in a newly formed public company that will own and operate Pinnacle’s gaming and other operating assets and other specified assets (the “spin-off”).

In connection with the transactions contemplated by the merger agreement, GLPI will issue shares of common stock of GLPI to stockholders of Pinnacle (the “share issuance”). Under the rules of the NASDAQ Global Select Market (“NASDAQ”), GLPI is required to obtain shareholder approval of the share issuance. Accordingly, GLPI will hold a special meeting of shareholders to vote on the share issuance (the “share issuance proposal”) and a related proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (the “GLPI adjournment proposal”). Approval of the share issuance proposal requires the affirmative vote, in person or by proxy, of a majority of the votes cast on the proposal by the holders of shares of common stock of GLPI entitled to vote at the special meeting. The special meeting of GLPI’s shareholders will be held on [—], 2016 at the offices of Kozloff Stoudt, 2640 Westview Drive, Wyomissing, Pennsylvania 19610, at 10 a.m. local time. GLPI’s board of directors unanimously recommends that GLPI shareholders vote “FOR” the GLPI share issuance and “FOR” the GLPI adjournment proposal.

In addition, Pinnacle will hold a special meeting of stockholders to vote on a proposal to adopt the merger agreement and approve related matters as described in the attached joint proxy statement/prospectus. Under the laws of the State of Delaware, the approval of Pinnacle’s stockholders must be obtained before the merger can be completed. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Pinnacle common stock. The special meeting of Pinnacle’s stockholders will be held on [—], 2016 at L’Auberge Casino & Hotel Baton Rouge, 777 L’Auberge Avenue, Baton Rouge, Louisiana 70820, at 10 a.m. local time. Pinnacle’s board of directors unanimously recommends that Pinnacle stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the Pinnacle special meeting.

If the merger is completed, each outstanding share of Pinnacle common stock (with certain exceptions described in the accompanying joint proxy statement/prospectus) will convert into the right to receive 0.85 of a share of GLPI common stock. This merger consideration is in addition to the shares of the new operating company that will previously have been received by Pinnacle stockholders in the spin-off. Although the number of shares of GLPI common stock that Pinnacle stockholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of GLPI common stock and will not be known at the time that Pinnacle stockholders vote to adopt the merger agreement or at the time GLPI shareholders vote to approve the share issuance. Based on the closing price of GLPI’s common stock on NASDAQ on July 20, 2015, the last trading day before the public announcement of the merger, the 0.85 exchange ratio represented approximately $29.56 in value for each share of Pinnacle common stock. Based on GLPI’s closing price on [—], 2016 of $[—], the 0.85 exchange ratio represented approximately $[—] in value for each share of Pinnacle common stock. Based upon the estimated number of shares of capital stock as well as the outstanding equity of the parties that will be outstanding immediately prior to the consummation of the merger, we estimate that, upon consummation of the transaction, GLPI shareholders will hold approximately [—]% and Pinnacle stockholders will hold approximately [—]% of the outstanding common stock of GLPI. We urge you to obtain current market quotations for GLPI (trading symbol “GLPI”) and Pinnacle (trading symbol “PNK”).

The obligations of GLPI and Pinnacle to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is included as part of Annex A. This joint proxy statement/prospectus describes the special meeting of GLPI, the special meeting of Pinnacle, the merger, the documents and agreements related to the merger and other related matters. It also contains or references information about GLPI and Pinnacle and certain related agreements and matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 38, for a discussion of the risks relating to the proposed merger. You also can obtain information about GLPI and Pinnacle from documents that each has filed with the Securities and Exchange Commission.

Sincerely,

Peter M. Carlino	Anthony M. Sanfilippo
Chairman and Chief Executive Officer	Chief Executive Officer
Gaming and Leisure Properties, Inc.	Pinnacle Entertainment, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger described in this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated [—], 2016 and is first being mailed to shareholders of record of GLPI and stockholders of record of Pinnacle on or about [—], 2016.

GAMING AND LEISURE PROPERTIES, INC.

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [—], 2016

This is a notice that a special meeting of shareholders of Gaming and Leisure Properties, Inc. (“GLPI”) will be held on [—], 2016 at the offices of Kozloff Stoudt, 2640 Westview Drive, Wyomissing, Pennsylvania 19610, at 10 a.m., local time. This special meeting will be held for the following purposes:

1.	to approve the issuance of shares of common stock of GLPI, $0.01 par value per share, to stockholders of Pinnacle Entertainment, Inc. (“Pinnacle”) in connection with the Agreement and Plan of Merger, dated as of July 20, 2015 (as it may be amended from time to time, the “merger agreement”), by and among GLPI, Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI, and Pinnacle (the “share issuance proposal”); and

2.	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (the “GLPI adjournment proposal”).

This joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section titled “The Merger” beginning on page 60 for a description of the transactions contemplated by the merger agreement, including the share issuance proposal, and the section titled “Risk Factors” beginning on page 38 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement, including the share issuance proposal.

GLPI’s board of directors unanimously determined that it is in the best interests of GLPI and its shareholders, and declared it advisable, to enter into the merger agreement, and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the share issuance proposal. GLPI’s board of directors recommends that GLPI shareholders vote “FOR” the share issuance proposal and “FOR” the GLPI adjournment proposal.

The GLPI board of directors has fixed the close of business on February 8, 2016 as the record date for determination of GLPI shareholders entitled to receive notice of, and to vote at, the GLPI special meeting or any adjournments or postponements thereof. Only holders of record of GLPI common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the GLPI special meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between GLPI and Pinnacle cannot be completed without the approval of the share issuance proposal by the affirmative vote, in person or by proxy, of a majority of the votes cast on the proposal by the holders of shares of record of GLPI common stock entitled to vote at the special meeting.

Whether or not you expect to attend the GLPI special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto the website shown on your proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the GLPI special meeting. Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy card and thus ensure that your shares of GLPI common stock will be represented at the special meeting if you are unable to attend.

If your shares are held the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such broker, bank, trustee or other nominee, as appropriate. If you have any questions concerning the share issuance proposal or the other transactions contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of GLPI common stock, please contact GLPI’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Stockholders may call toll-free: (800) 322-2885

Banks and brokers may call collect: (212) 929-5500

By Order of the Board of Directors

Brandon J. Moore
Senior Vice President, General Counsel & Secretary

PINNACLE ENTERTAINMENT, INC.

3980 Howard Hughes Parkway

Las Vegas, Nevada 89169

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [—], 2016

This is a notice that a special meeting of stockholders of Pinnacle Entertainment, Inc. (“Pinnacle”) will be held on [—], 2016, beginning at 10 a.m., local time, at L’Auberge Casino & Hotel Baton Rouge, 777 L’Auberge Avenue, Baton Rouge, Louisiana 70820. This special meeting will be held for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of July 20, 2015 (as it may be amended from time to time, the “merger agreement”), by and among Pinnacle, Gaming and Leisure Properties, Inc. (“GLPI”) and Gold Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of GLPI, pursuant to which Pinnacle will merge with and into Merger Sub (the “merger”) with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI and each outstanding share of Pinnacle common stock will be converted into the right to receive 0.85 shares, par value $0.01 per share, of common stock of GLPI, together with cash in lieu of fractional shares, if any, pursuant to the merger agreement;

2.	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Pinnacle’s named executive officers that is based on or otherwise related to the proposed merger; and

3.	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

This joint proxy statement/prospectus describes the proposals listed above in more detail, as well as other matters contemplated in connection with the proposed merger. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the entire document carefully before voting.

Pinnacle’s board of directors (the “Pinnacle board”) unanimously determined that it is advisable and in the best interests of Pinnacle’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and resolved to recommend adoption of the merger agreement by Pinnacle’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of Pinnacle’s stockholders. The Pinnacle board recommends that Pinnacle stockholders vote “FOR” the adoption of the merger agreement; “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to Pinnacle’s named executive officers that is based on or otherwise related to the proposed merger; and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

The close of business on February 8, 2016 has been fixed as the record date for determination of Pinnacle stockholders entitled to receive notice of, and to vote at, the Pinnacle special meeting or any adjournments or postponements thereof. Only holders of record of Pinnacle common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Pinnacle special meeting.

A complete list of registered Pinnacle stockholders entitled to vote at the Pinnacle special meeting will be available for inspection at the principal place of business of Pinnacle at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, during regular business hours for a period of no less than 10 days before the special meeting and at the place of the Pinnacle special meeting during the meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between Pinnacle and GLPI cannot be completed without the adoption of the merger agreement by the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Pinnacle common stock, entitled to vote as of the record date for the special meeting, voting together as a single class.

Whether or not you expect to attend the Pinnacle special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto the website shown on your proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Pinnacle special meeting. If your shares are held in a Pinnacle plan or in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

If you have any questions concerning the merger agreement or the merger contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Pinnacle common stock, please contact Pinnacle’s proxy solicitor:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

1-800-697-6975 (toll free) or 1-212-269-5550 (call collect)

By Order of the Board of Directors

John A. Godfrey
Secretary

ADDITIONAL INFORMATION

Both GLPI and Pinnacle file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either GLPI or Pinnacle files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on the Public Reference Room. In addition, GLPI and Pinnacle file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You can also obtain these documents, free of charge, from GLPI at http://investors.glpropinc.com/sec.cfm or from Pinnacle at http://investors.pnkinc.com/sec.cfm. The information contained on, or that may be accessed through, GLPI’s and Pinnacle’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

GLPI has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part with respect to the shares of GLPI common stock to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of GLPI filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits in the SEC’s reading room at the address set forth above or at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates important business and financial information about GLPI and Pinnacle from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For GLPI shareholders:	For Pinnacle stockholders:

Gaming and Leisure Properties, Inc. 845 Berkshire Blvd., Suite 200 Wyomissing, PA 19610 (610)-401-2900 Attention: Investor Relations	Pinnacle Entertainment, Inc. 3980 Howard Hughes Parkway Las Vegas, NV 89169 (702) 541-7777 Attention: Investor Relations

MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 Shareholders may call toll-free: (800) 322-2885 Banks and brokers may call collect: (212) 929-5500	D. F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Stockholders may call toll-free: (800) 697-6975 Banks and brokers may call collect: (212) 269-5550

If you would like to request any documents, please do so by [—], 2016 in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 192.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration No. 333-206649) filed with the SEC by GLPI, constitutes a prospectus of GLPI under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of GLPI common stock to be issued to Pinnacle stockholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Pinnacle and GLPI under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of GLPI shareholders and a notice of meeting with respect to the special meeting of Pinnacle stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2016, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information.

For additional information regarding the spin-off, please see PNK Entertainment, Inc.’s Form 10 filed with the SEC (File No. 001-37666).

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding GLPI has been provided by GLPI and information contained in this joint proxy statement/prospectus regarding Pinnacle has been provided by Pinnacle.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Gaming and Leisure Properties, Inc. (“GLPI”) or a stockholder of Pinnacle Entertainment, Inc. (“Pinnacle”), may have regarding the merger, the issuance of shares of GLPI common stock to Pinnacle stockholders in connection with the merger and other matters being considered at the special meetings of GLPI’s shareholders and Pinnacle’s stockholders and the answers to those questions. GLPI and Pinnacle urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger, the issuance of shares of GLPI common stock in connection with the merger and the other matters being considered at the special meetings of GLPI’s shareholders and Pinnacle’s stockholders. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	GLPI, Pinnacle and Gold Merger Sub, LLC, a direct, wholly owned subsidiary of GLPI (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of July 20, 2015 (as it may be amended from time to time, the “merger agreement”), providing for the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI (the “merger”), following which GLPI will own all of Pinnacle’s real property assets, other than Pinnacle’s Belterra Park property and excess land at certain locations. Subject to the terms and conditions of the merger agreement as described in this joint proxy statement/prospectus and prior to the merger, Pinnacle will also separate and spin off to Pinnacle stockholders its operating business and the real property not being transferred to GLPI into an independent publicly traded company which will exist as a new, publicly traded company.

In order to complete the merger, GLPI shareholders must approve the proposal to issue GLPI common stock to the Pinnacle stockholders pursuant to the merger agreement (the “share issuance proposal”) and Pinnacle stockholders must approve the proposal to adopt the merger agreement (the “merger agreement proposal”), and all other conditions to the merger must be satisfied or waived.

GLPI and Pinnacle will hold separate special meetings to obtain these approvals and other related matters, including, in the case of Pinnacle, a vote to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Pinnacle’s named executive officers that is based on or otherwise related to the proposed merger (the “compensation proposal”). No vote of Pinnacle stockholders is required or being sought in connection with the separation and spin-off of Pinnacle’s operating business.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the GLPI share issuance and other matters being considered at the special meetings of each of the shareholders of GLPI and the stockholders of Pinnacle.

Q:	What are the key steps in the proposed transactions?

A:	Below is a summary of the key steps of the proposed transactions. For additional information see “The Merger Agreement.”

Subject to the satisfaction of the terms and conditions of the merger agreement, each outstanding share of Pinnacle common stock, par value $0.10 per share (“Pinnacle common stock”), will be converted into the right to receive 0.85 of a share of GLPI common stock, par value $0.01 per share (“GLPI common stock”). No fractional shares of GLPI’s common stock will be issued in the merger. Instead, Pinnacle’s stockholders will receive cash in lieu of any such fractional shares.

Prior to the merger, Pinnacle will cause assets relating to its operating business to be transferred to, and the liabilities relating thereto to be assumed by, PNK Entertainment, Inc. (“OpCo”), a wholly owned subsidiary of Pinnacle (the “separation”), which, immediately after the consummation of the merger, will be renamed

Pinnacle Entertainment, Inc. Immediately following the separation but prior to the merger, Pinnacle will effect a pro rata distribution to Pinnacle’s stockholders of common stock representing a 100% interest in OpCo (the “distribution” and, together with the separation, the “spin-off”). OpCo will then be a stand-alone, publicly traded company owned 100% by Pinnacle stockholders.

Prior to, at the time of or immediately following the distribution of the shares of OpCo, OpCo will enter into debt financings. OpCo will use a portion of the proceeds of such debt financing and/or any cash on hand to pay a cash payment to Pinnacle in an amount equal to the amount of existing Pinnacle debt at the time of the spin-off, less $2,700.0 million of debt assumed by GLPI (subject to certain adjustments, the “OpCo Cash Payment”). The proceeds of the OpCo Cash Payment will be used by GLPI, together with certain GLPI proceeds, to pay off Pinnacle’s existing debt.

Q:	What will Pinnacle stockholders receive for their shares of Pinnacle common stock in the merger?

A:	At the effective time of the merger, each Pinnacle stockholder will be entitled to receive 0.85 shares of GLPI common stock for each share of Pinnacle common stock held (the “exchange ratio”) in book-entry form, together with cash in lieu of fractional shares, if any, pursuant to the merger agreement (the “merger consideration”). The shares of GLPI common stock received pursuant to the merger agreement will be in addition to the shares of OpCo common stock that Pinnacle stockholders will be entitled to receive in connection with the spin-off. Immediately after the spin-off, Pinnacle stockholders will own 100% of the issued and outstanding shares of OpCo.

In addition, Pinnacle will take all actions as may be necessary so that at the effective time of the merger, each Pinnacle stock option, restricted stock unit (including phantom stock unit awards, restricted stock unit awards, other stock unit awards, performance share grants, director other stock unit awards, deferred shares and any other similar instruments) and cash performance unit will be treated as described in “The Merger—Interests of Certain Pinnacle Persons in the Merger.”

For additional information regarding the consideration to be received in the merger, see the section entitled “The Merger—Effects of the Merger.” For additional information regarding the spin-off, please see PNK Entertainment, Inc.’s Form 10 filed with the SEC (File No. 001-37666).

Q:	Who will own OpCo and GLPI immediately following the transactions?

A:	Immediately following the consummation of the merger and spin-off, GLPI and Pinnacle estimate that, upon completion of the merger and the related transactions, GLPI shareholders as of immediately prior to the merger will hold approximately 73% and Pinnacle stockholders will hold approximately 27% of the outstanding common stock of GLPI, and that holders of record of Pinnacle common stock will own 100% of OpCo.

Q:	How important is my vote?

A:	The votes of GLPI’s shareholders “FOR” the share issuance proposal and Pinnacle’s stockholders “FOR” the merger agreement proposal and the compensation proposal are very important. You are encouraged to submit a proxy as soon as possible.

Approval of the share issuance proposal requires the affirmative vote, in person or by proxy, of a majority of the votes cast by holders of shares of GLPI common stock entitled to vote. Any abstention from voting by a GLPI shareholder will have the same effect as a vote against this proposal. The failure of any GLPI shareholder to submit a vote and any broker non-vote will not be counted in determining the votes cast in connection with this proposal and therefore will have no impact on this proposal.

Adoption of the merger agreement proposal requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Pinnacle common stock entitled to vote. Any abstention from voting by a Pinnacle stockholder, the failure of any Pinnacle stockholder to submit a vote and any broker non-vote will have the same effect as voting against this proposal. The compensation proposal will be approved if more votes are cast in favor of the proposal than against the proposal. Since the compensation proposal is non-binding, if the merger agreement is approved by Pinnacle stockholders and the merger is completed, the compensation that is the subject of the compensation proposal, which includes amounts GLPI or Pinnacle are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote. Failure to vote, or failure to instruct your broker, bank or nominee to vote, abstentions and broker nonvotes will not be counted as a vote “for” or “against” the merger-related compensation proposal.

Q:	How do the GLPI board and the Pinnacle board recommend that I vote?

A:	GLPI’s board of directors unanimously determined that it is in the best interests of GLPI and its shareholders, and declared it advisable, to enter into the merger agreement, and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the share issuance proposal. For a detailed description of the various factors considered by the GLPI board of directors, see the section titled “The Merger—Recommendation of GLPI’s Board of Directors and Reasons for the Merger.”

Accordingly, GLPI’s board of directors unanimously recommends that GLPI shareholders vote “FOR” the share issuance proposal and “FOR” the proposal to adjourn the special meeting of GLPI shareholders, if necessary or appropriate, to solicit additional proxies in favor of the share issuance proposal if there are not sufficient votes at the time of such adjournment to approve the share issuance (the “GLPI adjournment proposal”).

Pinnacle’s board of directors, after considering the various factors described under “The Merger—Recommendation of the Pinnacle Board and Reasons for the Merger,” the comprehensive process conducted by the Pinnacle board and the alternatives to the merger (including remaining as a stand-alone company), has unanimously determined that it is advisable and in the best interests of Pinnacle’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and resolved to recommend the adoption of the merger agreement by Pinnacle’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of Pinnacle’s stockholders.

Accordingly, the Pinnacle board recommends that you vote “FOR” the merger agreement proposal; “FOR” the compensation proposal; and “FOR” the proposal to adjourn the special meeting of Pinnacle stockholders, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement (the “Pinnacle adjournment proposal”).

Q:	Will the GLPI common stock received at the time of completion of the merger be traded on an exchange?

A:	Yes. It is a condition to the consummation of the merger that the shares of GLPI common stock to be issued to Pinnacle stockholders in connection with the merger be authorized for listing on NASDAQ, subject to official notice of issuance.

Q:	Will the shares of OpCo common stock be traded on an exchange?

A:	Immediately following the distribution, OpCo will be a new publicly traded company 100% owned by Pinnacle stockholders of record as of the date for the distribution. Pinnacle will cause the OpCo common stock to be distributed in the distribution to be approved for listing on NASDAQ prior to the consummation of the distribution.

Q:	How will GLPI shareholders be affected by the merger?

A:	Upon completion of the merger, each GLPI shareholder will hold the same number of shares of GLPI common stock that such shareholder held immediately prior to completion of the merger. As a result of the merger, GLPI shareholders will own shares in a larger company with more assets. However, because in connection with the merger, GLPI will be issuing additional shares of GLPI common stock to Pinnacle stockholders in exchange for their shares of Pinnacle common stock, each outstanding share of GLPI common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of GLPI common stock outstanding after the merger.

Q:	What are the U.S. federal income tax consequences of the merger?

A:	The obligation of the parties to consummate the merger is subject to the receipt by GLPI and Pinnacle of the opinions of their respective counsel to the effect that, on the basis of the facts, representations, assumptions and exclusions set forth in such opinions which are consistent with the state of facts existing as of the closing date, the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the merger so qualifies, then a Pinnacle stockholder generally will not recognize any gain or loss as a result of the merger (other than gain or loss with respect to cash received in lieu of a fractional share, if any).

The particular consequences of the merger to each Pinnacle stockholder depend on such holder’s particular facts and circumstances. Pinnacle stockholders are urged to consult their tax advisors to understand fully the consequences to them of the merger in their specific circumstances. A more detailed discussion of the U.S. federal income tax considerations relevant to the merger can be found in the section entitled “The Merger—U.S. Federal Income Tax Considerations Relating to the Merger.”

Q:	When do GLPI and Pinnacle expect to complete the merger?

A:	GLPI and Pinnacle currently expect to complete the merger in the first calendar quarter of 2016. However, neither GLPI nor Pinnacle can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either company’s control. See the sections entitled “The Merger—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Pinnacle’s stockholders, the share issuance is not approved by GLPI’s shareholders or if the merger is not completed for any other reason, Pinnacle’s stockholders will not receive any payment for their shares of common stock and OpCo will not be spun off into an independently traded public company. Instead, Pinnacle will remain an independent public company, Pinnacle common stock will continue to be listed and traded on NASDAQ and registered under the Exchange Act and Pinnacle will continue to file periodic reports with the SEC on account of Pinnacle’s common stock.

Under specified circumstances, Pinnacle and/or GLPI may be required to reimburse each party’s expenses or pay a termination fee, upon termination of the merger agreement, as described under “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:	When and where is the special meeting of the GLPI shareholders?

A:	The special meeting of GLPI (the “GLPI special meeting”) will be held on [—], 2016, beginning at 10 a.m., local time, at the offices of Kozloff Stoudt, 2640 Westview Drive, Wyomissing, Pennsylvania 19610.

Q:	When and where is the special meeting of the Pinnacle stockholders?

A:	The special meeting of Pinnacle (the “Pinnacle special meeting”) will be held on [—], 2016, beginning at 10 a.m., local time, at L’Auberge Casino & Hotel Baton Rouge, 777 L’Auberge Avenue, Baton Rouge, Louisiana 70820.

Q:	Who can vote at the special meetings?

A:	All GLPI shareholders of record at the close of business on February 8, 2016, the record date for the GLPI special meeting, are entitled to receive notice of and to vote at the special meeting.

All Pinnacle stockholders of record at the close of business on February 8, 2016, the record date for the Pinnacle special meeting, are entitled to receive notice of and to vote at the special meeting.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the GLPI special meeting or the Pinnacle special meeting, as applicable.

Additional information on voting procedures can be found under the section titled “GLPI Special Meeting” and under the section titled “Pinnacle Special Meeting.”

Q:	How will my proxy be voted?

A:	If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Additional information on voting procedures can be found under the section titled “GLPI Special Meeting” and under the section titled “Pinnacle Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the GLPI special meeting and the Pinnacle special meeting will be counted by an independent inspector or judge of election appointed for each special meeting.

Q:	May I vote in person?

A:	Yes. If you are a shareholder of record of GLPI at the close of business on February 8, 2016 or a stockholder of record of Pinnacle at the close of business on February 8, 2016, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by Internet, telephone or by completing, signing, dating and returning the enclosed proxy card.

Q:	What must I bring to attend my special meeting?

A:	Only GLPI’s shareholders of record, or Pinnacle’s stockholders of record, as of the applicable record date, beneficial owners of GLPI common stock or Pinnacle common stock as of the applicable record date, holders of valid proxies for the GLPI special meeting or Pinnacle special meeting, and invited guests of GLPI or Pinnacle may attend the applicable special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are shareholders or stockholders of record, beneficial owners or proxy holders.

Additional information on attending the special meetings can be found under the section titled “GLPI Special Meeting” and under the section titled “Pinnacle Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the GLPI special meeting or the Pinnacle special meeting?

A:	You may receive more than one set of voting materials for the GLPI special meeting or the Pinnacle special meeting or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your GLPI common stock or Pinnacle common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q:	What’s the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares of GLPI common stock or Pinnacle common stock are registered directly in your name with GLPI’s transfer agent, Continental Stock Transfer & Trust, or Pinnacle’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, to be the shareholder of record, in the case of GLPI, or the stockholder of record, in the case of Pinnacle. If you are a shareholder or stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by GLPI or Pinnacle, as applicable.

If your shares of GLPI common stock or Pinnacle common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of the shares of GLPI common stock or Pinnacle common stock held in “street name.” In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting. You are also invited to attend the special meeting. However, because you are not the shareholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid proxy from your bank, broker or nominee.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures your broker, bank or other nominee provides.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the GLPI special meeting or the Pinnacle special meeting. With respect to the merger agreement proposal, a broker non-vote will have the same effect as a vote “against” the adoption of that proposal.

Additional information on voting procedures can be found under the section titled “GLPI Special Meeting” and under the section titled “Pinnacle Special Meeting.”

Q:	What do I do if I am a GLPI shareholder and I want to revoke my proxy?

A:	Shareholders of record may revoke their proxies at any time before their shares are voted at the GLPI special meeting in any of the following ways:

•	sending a written notice of revocation to GLPI at 845 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Attention: Secretary, which must be received before their shares are voted at the special meeting;

•	properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the GLPI special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of GLPI common stock may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Additional information can be found under the section titled “GLPI Special Meeting.”

Q:	What do I do if I am a Pinnacle stockholder and I want to revoke my proxy?

A:	Stockholders of record may revoke their proxies at any time before their shares are voted at the Pinnacle special meeting in any of the following ways:

•	sending a written notice of revocation to Pinnacle at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Attention: John A. Godfrey, General Counsel, which must be received before their shares are voted at the special meeting;

•	properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Pinnacle special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of Pinnacle common stock may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Additional information can be found under the section entitled “Pinnacle Special Meeting.”

Q:	Should I send in my Pinnacle stock certificates now?

A:	No. After the merger is completed, if you held certificates representing shares of Pinnacle common stock prior to the merger, GLPI’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Pinnacle common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a Pinnacle stockholder will receive the merger consideration. The shares of GLPI common stock you receive in the merger will be issued in book-entry form. You will automatically receive your pro rata share of OpCo stock.

Q:	What happens if I sell or otherwise transfer my shares of Pinnacle common stock before the special meeting?

A:

The record date for shareholders entitled to vote at the Pinnacle special meeting is February 8, 2016, which is earlier than the date of the special meeting. If you sell or otherwise transfer your shares after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies us in writing of such special arrangements, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of your shares of Pinnacle common stock.

Q:	What happens if I sell or otherwise transfer my shares of Pinnacle common stock before the completion of the merger?

A:	Only holders of shares of Pinnacle common stock at the effective time of the merger will become entitled to receive the merger consideration. If you sell your shares of Pinnacle common stock prior to the completion of the merger, you will not become entitled to receive the merger consideration by virtue of the merger.

Additionally, prior to the completion of the merger, Pinnacle will set a record date and a distribution date for the distribution of OpCo stock in connection with the spin-off. Pinnacle expects such distribution date to be the same date as the date that the merger is completed. Only holders of shares of Pinnacle common stock as of such record date will become entitled to receive shares of OpCo in the spin-off. If you sell your shares of Pinnacle common stock prior to the record date to the distribution for the spin-off, you will also be selling your entitlement to receive shares of OpCo stock.

Q:	Do any of the officers or directors of Pinnacle have interests in the merger that may differ from or be in addition to my interests as a Pinnacle stockholder?

A:	In considering the recommendation of the Pinnacle board that Pinnacle stockholders vote to adopt the merger agreement proposal, to approve the compensation proposal and to approve the Pinnacle adjournment proposal, Pinnacle stockholders should be aware that some of Pinnacle’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pinnacle stockholders generally. The Pinnacle board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the adoption of the merger and the approval of the adjournment proposal and the compensation proposal.

For more information and quantification of these interests, please see “The Merger—Interests of Certain Pinnacle Persons in the Merger.”

Q:	Why is the separation important and consummation of the spin-off a condition to the closing of the merger?

A:	Under the terms of the merger agreement, Pinnacle will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI following which GLPI will own substantially all of Pinnacle’s real property assets, excluding Pinnacle’s Belterra Park property and excess land at certain locations. In order to effect this acquisition, the real property assets of Pinnacle (except the Belterra Park property and excess land at certain locations) will be separated from its operations and transferred to OpCo so that, at the effective time of the merger, Pinnacle only owns the real estate assets that GLPI has agreed to acquire. Accordingly, the separation of Pinnacle’s real property is an important step in the transactions agreed to by the parties and the consummation of the spin-off is a condition to the closing of the merger. For additional information regarding the spin-off, please see PNK Entertainment, Inc.’s Form 10 filed with the SEC (File No. 001-37666).

Q:	Where can I find voting results of the special meeting?

A:	Pinnacle and GLPI intend to announce their respective preliminary voting results at each of the Pinnacle and GLPI special meetings and publish the final results in a Current Report on Form 8-K that will be filed with the SEC following the special meetings. All reports that Pinnacle and GLPI file with the SEC are publicly available when filed. See the section titled “Where You Can Find More Information.”

Q:	Do Pinnacle stockholders or GLPI shareholders have appraisal or dissenters’ rights?

A:	No. Under the laws of the State of Delaware, Pinnacle stockholders do not have appraisal or dissenters’ rights in connection with the merger. Under the laws of the Commonwealth of Pennsylvania, GLPI shareholders do not have appraisal or dissenters’ rights in connection with the share issuance proposal. For further information relating to appraisal/dissenters’ rights, see the section in this joint proxy statement/prospectus titled “The Merger—No Appraisal Dissenters’ Rights.”

Q:	How can I find more information about GLPI and Pinnacle?

A:	You can find more information about GLPI and Pinnacle from various sources described in the section titled “Where You Can Find More Information.” You can find more information regarding the spin-off by reading PNK Entertainment, Inc.’s Form 10 filed with the SEC (File No. 001-37666).

Q:	Who can answer any questions I may have about the special meeting or the merger?

A:	If you have any questions about the merger or GLPI share issuance, or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

For Pinnacle stockholders:	For GLPI shareholders:

Pinnacle Entertainment, Inc. 3980 Howard Hughes Parkway Las Vegas, Nevada 89169 (702) 541-7777 Attention: Investor Relations	Gaming and Leisure Properties, Inc. 845 Berkshire Boulevard, Suite 200 Wyomissing, Pennsylvania 19610 (610) 401-2900 Attention: Investor Relations

D.F. King & Co., Inc. 48 Wall Street 22nd Floor New York, NY 10005 (800) 697-6975 (toll free) (212) 269-5550 (collect)	MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885 (toll free) (212) 929-5500 (collect)

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Pinnacle stockholders and GLPI shareholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes, and the documents to which GLPI and Pinnacle refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties (see pages 47 and 48)

Gaming and Leisure Properties, Inc.

On November 15, 2012, Penn National Gaming, Inc. (“Penn”) announced that it intended to pursue a plan to separate the majority of its operating assets and real property assets into two publicly traded companies including an operating entity, and, through a tax-free spin-off of its real estate assets to holders of its common and preferred stock, a newly formed publicly traded real estate investment trust (a “REIT”), GLPI (the “Penn spin-off”). In connection with the Penn spin-off, which was completed on November 1, 2013, Penn contributed to GLPI, through a series of internal corporate restructurings, substantially all of the assets and liabilities associated with Penn’s real property interests and real estate development business, as well as the assets and liabilities of Hollywood Casino Baton Rouge and Hollywood Casino Perryville (the “TRS properties”) in a tax-free distribution. As a result of the Penn spin-off, GLPI acquired substantially all of Penn’s former real property assets and leased back most of those assets to Penn for use by its subsidiaries, pursuant to a triple-net master lease (the “Penn master lease”).

Following the Penn spin-off, GLPI became a self-administered and self-managed Pennsylvania REIT. GLPI’s primary business consists of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements. As of the date of this joint proxy statement/prospectus, GLPI’s portfolio consisted of 21 gaming and related facilities—including the TRS properties, which GLPI operates through an indirect wholly owned subsidiary and the real property associated with 18 gaming and related facilities operated by Penn under the Penn master lease—and the real property associated with the Casino Queen in East St. Louis, Illinois. These facilities are geographically diversified across 12 states and contain approximately 7.0 million of rentable square feet. The principal executive offices of GLPI are located at 845 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania and its telephone number is (610) 401-2900.

Gold Merger Sub, LLC

Merger Sub is a direct, wholly owned subsidiary of GLPI. Merger Sub was formed by GLPI solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Gaming and Leisure Properties, Inc., 845 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania and its telephone number is (610) 401-2900.

Pinnacle Entertainment, Inc.

Pinnacle is an owner, operator and developer of casinos, a racetrack and related hospitality and entertainment facilities. Pinnacle owns and operates 15 gaming properties in Colorado, Indiana, Iowa, Louisiana, Missouri,

Mississippi, Nevada and Ohio, fourteen of which will be subject to the master lease (as defined below). Pinnacle also holds a majority interest in the racing license owner, and is a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these properties, Pinnacle owns and operates a live and televised poker tournament series under the trade name Heartland Poker Tour.

Pinnacle’s mission is to increase stockholder value. Pinnacle seeks to increase revenues through enhancing the guest experience by providing its guests with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and guest rewards programs. Pinnacle seeks to improve profit by focusing on operational excellence and efficiency while meeting its guests’ expectations of value and reducing its leverage. Pinnacle’s long-term strategy includes disciplined capital expenditures to improve and maintain its existing properties, while growing the number and quality of its facilities by pursuing gaming entertainment opportunities it can improve, develop, or acquire. In making decisions, Pinnacle considers its stockholders, guests, team members and other constituents in the communities in which it operates. The principal executive offices of Pinnacle are located at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, and its telephone number is (702) 541-7777.

PNK Entertainment, Inc.

PNK Entertainment, Inc. (referred to previously in this joint proxy statement/prospectus as OpCo) is a Delaware corporation and a direct, wholly owned subsidiary of Pinnacle, formed on July 23, 2015 for the purpose of effecting the spin-off of Pinnacle’s operations and certain real estate assets into an independent publicly traded company. Immediately following the closing of the merger, OpCo will be renamed “Pinnacle Entertainment, Inc.” The principal executive offices of OpCo will be located at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, and its telephone number is (702) 541-7777.

GLPI Special Meeting (see page 49)

Date, Time and Place. The GLPI special meeting will be held on [—], 2016, at the offices of Kozloff Stoudt, 2640 Westview Drive, Wyomissing, Pennsylvania 19610, at 10 a.m. local time.

Purpose. The special meeting of GLPI shareholders is being held to consider and vote on the following proposals:

•	Proposal 1. To approve the issuance of shares of GLPI common stock to Pinnacle stockholders in connection with the merger agreement (referred to previously in this joint proxy/statement prospectus as the share issuance proposal).

•	Proposal 2. To approve the adjournment of the GLPI special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to previously in this joint proxy/statement as the GLPI adjournment proposal).

Record Date; Voting Rights. The record date for the determination of shareholders entitled to notice of and to vote at the GLPI special meeting is the close of business on February 8, 2016. Only GLPI shareholders who held shares at the close of business on February 8, 2016 are entitled to vote at the special meeting and any adjournment or postponement of the special meeting. Each share of GLPI common stock entitles its holder of record to one vote at the GLPI special meeting.

Vote Required.

•	Proposal 1. The affirmative vote, in person or by proxy, of a majority of the votes cast on the share issuance proposal by the holders of shares of GLPI common stock entitled to vote at the GLPI special meeting is required to approve the share issuance proposal.

•	Proposal 2. The affirmative vote, in person or by proxy, of a majority of the votes cast on the GLPI adjournment proposal by the holders of shares of GLPI common stock entitled to vote at the GLPI special meeting is required to approve the GLPI adjournment proposal.

As of the record date, there were 117,265,314 shares of GLPI common stock outstanding, held by 521 holders of record (in each case, including restricted shares entitled to vote). In addition, as of the record date, GLPI directors and executive officers, as a group, owned and were entitled to vote 22,519,697 shares of GLPI common stock, or approximately 19.2% of the outstanding shares of GLPI common stock.

Pinnacle Special Meeting (see page 54)

Date, Time and Place. The Pinnacle special meeting will be held on [—], 2016, beginning at 10 a.m., local time, at L’Auberge Casino & Hotel Baton Rouge, 777 L’Auberge Avenue, Baton Rouge, Louisiana 70820.

Purpose. The special meeting of Pinnacle stockholders is being held to consider and vote on the following proposals:

•	Proposal 1. To adopt the merger agreement pursuant to which each outstanding share of Pinnacle common stock will be converted into the right to receive 0.85 of a share of GLPI common stock (referred to previously in this joint proxy statement/prospectus as the merger agreement proposal).

•	Proposal 2. To approve, on a non-binding advisory basis, the compensation to be paid to Pinnacle’s named executive officers that is based on or otherwise relates to the merger (referred to previously in this joint proxy statement/prospectus as the compensation proposal), discussed under the heading “The Merger—Interests of Certain Pinnacle Persons in the Merger.”

•	Proposal 3. To vote to adjourn the Pinnacle special meeting, if necessary or appropriate, in the view of the Pinnacle board of directors, to solicit additional proxies in favor of the merger agreement proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement (referred to previously in this joint proxy statement/prospectus as the Pinnacle adjournment proposal).

Record Date; Voting Rights. The record date for the determination of stockholders entitled to notice of and to vote at the Pinnacle special meeting is the close of business on February 8, 2016. Only Pinnacle stockholders who held shares of record at the close of business on February 8, 2016 are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, so long as such shares remain outstanding on the date of the special meeting. Each share of Pinnacle common stock entitles its holder of record to one vote at the Pinnacle special meeting.

Quorum. In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of voting power of all the shares of stock entitled to vote at the meeting, present in person or by proxy. For purposes of determining whether there is a quorum, all shares that are present and entitled to vote will count towards the quorum, which includes abstentions broker non-votes (only when accompanied by broker votes with respect to at least one matter at the meeting). Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Vote Required. The votes required for each proposal are as follows:

•	Proposal 1. The affirmative vote of at least a majority of the outstanding shares of Pinnacle common stock.

•	Proposal 2. The affirmative vote, in person or by proxy, of a majority of the votes cast on the compensation proposal by the holders of shares of Pinnacle common stock is required to approve the proposal.

•	Proposal 3. The affirmative vote, in person or by proxy, of a majority of the votes cast on the Pinnacle adjournment proposal by the holders of shares of Pinnacle common stock is required to approve the proposal.

As of the record date, there were 61,074,913 shares of Pinnacle common stock outstanding, held by 1,796 holders of record. In addition, as of the record date, Pinnacle directors and executive officers, as a group, owned and were entitled to vote 1,277,449 shares of Pinnacle common stock, or approximately 2.1% of the outstanding shares of Pinnacle common stock. Pinnacle currently expects that these directors and executive officers will vote their shares in favor of the proposal to adopt the merger agreement, although none of them has entered into any agreement obligating them to do so.

The Merger (see page 60)

Pinnacle, GLPI and Merger Sub have entered into a merger agreement, pursuant to which GLPI will acquire substantially all of Pinnacle’s real property assets. Prior to the merger, Pinnacle will cause certain assets relating to its operating business to be transferred to, and liabilities relating thereto to be assumed by OpCo. Immediately following the separation, Pinnacle will distribute to Pinnacle’s stockholders all of the issued and outstanding shares of common stock of OpCo, a newly formed wholly owned subsidiary of Pinnacle, owning Pinnacle’s operating assets and certain other specified assets. Then, upon satisfaction or waiver of the conditions to closing in the merger agreement on the closing date, Pinnacle will merge with and into Merger Sub, a wholly owned subsidiary of GLPI formed for the purpose of effecting the merger. Merger Sub will be the surviving company in the merger and will then own substantially all of Pinnacle’s real estate assets that were retained or transferred to Pinnacle in the separation. At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger will be converted into 0.85 shares of a share of GLPI common stock, with cash paid in lieu of the issuance of fractional shares of GLPI common stock. In addition, Pinnacle will take all actions as may be necessary so that at the effective time of the merger, each Pinnacle stock option, restricted stock unit (including phantom stock unit awards, restricted stock unit awards, other stock unit awards, performance share grants, director other stock unit awards, deferred shares and any other similar instruments) and cash performance unit will be treated as described in “The Merger—Interests of Certain Pinnacle Persons in the Merger.”

Forms of Agreements to be Entered into Prior to the Closing of the Merger (see page 152)

The merger agreement attaches forms of certain additional agreements to be entered into prior to the closing of the merger to effect the separation of Pinnacle’s real estate assets (except the Belterra Park property and excess land at certain locations) from its operations, including the master lease agreement (the “master lease”), the separation and distribution agreement (the “separation agreement”) and the employee matters agreement (the “employee matters agreement”). A tax matters agreement has been entered into as of the date of the execution of the merger agreement and is also attached as an exhibit to the merger agreement (the “tax matters agreement,” together with the master lease, separation agreement, employee matters agreement and the merger agreement, the “transaction documents”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. GLPI and Pinnacle encourage you to read the entire merger agreement, including the exhibits thereto, carefully, because it is the principal document governing the merger.

Separation and Distribution Agreement (see page 156)

The separation agreement that will be entered into at or prior to closing of the merger, which is attached to the merger agreement in Annex A as Exhibit C thereto, identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to or retained by Pinnacle (which, following completion of the merger, is referred to in this joint proxy statement/prospectus as “PropCo”) as part of the separation of Pinnacle’s real property assets (except the Belterra Park property and excess land at certain locations) from its operations, which will be retained by or transferred to OpCo, and it will provide for when and how these transfers, assumptions and assignments will occur.

The separation agreement will provide that each holder of Pinnacle common stock will receive one share of OpCo common stock for each share of Pinnacle common stock held by such stockholder as of the record date of the distribution (referred to previously as the distribution). For additional information regarding the distribution, please see PNK Entertainment, Inc.’s Form 10 filed with the SEC (File No. 001-37666). Following the distribution, Pinnacle’s stockholders will collectively hold 100% of OpCo.

The separation agreement will also provide that at the time of distribution, OpCo shall pay to PropCo an amount equal to the amount of existing Pinnacle debt at the time of the spin-off, less $2.7 billion of debt assumed by GLPI (subject to adjustment, the “OpCo Cash Payment”), which will be used by PropCo to pay off a portion of Pinnacle’s existing indebtedness, substantially concurrently with the consummation of the distribution and the merger, subject to certain adjustments.

The separation agreement will provide that the distribution is subject to the satisfaction of certain conditions:

•	each of the conditions to the merger agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger agreement) and GLPI has confirmed to Pinnacle in writing that it is prepared to consummate the merger, subject only to the distribution;

•	each of the transaction documents contemplated by the merger agreement and the separation agreement having been duly executed and delivered by the parties thereto;

•	the plan of reorganization to effectuate the separation having been substantially completed in accordance with the plan of reorganization;

•	the Form 10 filed with the SEC (File No. 001-37666) in connection with the separation has been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Pinnacle common stock as of the record date of the distribution;

•	prior to the date of the distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo has been filed with the SEC;

•	all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder having been taken and, where applicable, become effective or been accepted;

•	OpCo will have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under the laws of the State of Delaware to effect the distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and PropCo;

•	the OpCo common stock to be delivered in the distribution has been accepted for listing on a national securities exchange, subject to compliance with applicable listing requirements; and

•	no injunction by any court or other tribunal of competent jurisdiction has been entered and continue to be in effect and no law has been adopted or be effective preventing consummation of the distribution or any of the transactions contemplated by the merger agreement.

GLPI and Pinnacle encourage you to read the separation agreement carefully because it is the principal document governing the spin-off and forms a critical part of the transactions.

Master Lease (see page 152)

Immediately prior to the closing of the merger, Pinnacle MLS, LLC, one of Pinnacle’s wholly owned subsidiaries (“Tenant”), will enter into a triple-net master lease with Pinnacle (“Landlord”) and lease from Landlord real property assets associated with fourteen (14) of Pinnacle’s gaming facilities (the “facilities”). Immediately upon closing of the merger, a subsidiary of GLPI will become successor by merger to Landlord. The obligations of the Tenant under the master lease will be guaranteed by OpCo and all subsidiaries of Tenant that will operate the facilities leased under the master lease, or that own a gaming license, other license or other material asset or permit necessary to operate any portion of the facilities. A default by Tenant with regard to any facility will cause a default with regard to the entire portfolio.

The master lease will provide for an initial term of ten years with no purchase option. At Tenant’s option, the master lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If Tenant elects to renew the term of the master lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the master lease.

The master lease is commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (1) all facility maintenance, (2) all insurance required in connection with the leased properties and the business conducted on the leased properties, (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the Landlord) and (4) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. Under the master lease, the initial annual aggregate rent payable by Tenant will be $377 million.

GLPI and Pinnacle encourage you to read the master lease carefully because it is the principal document governing the relationship between OpCo and GLPI following the merger.

Employee Matters Agreement (see page 160)

The employee matters agreement, a form of which is attached to the merger agreement as Exhibit A thereto, will generally allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement, in conjunction with the merger agreement, will provide for the treatment of Pinnacle’s outstanding equity awards in connection with the spin-off (as described more fully below in “—The Merger—Treatment of Pinnacle Long-Term Incentive Compensation”). In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Pinnacle to OpCo, the assumption and retention of liabilities and related assets, workers’ compensation, labor relations, and related matters.

The Employee Matters Agreement, in conjunction with the merger agreement, will provide that all Pinnacle employees will be transferred to OpCo prior to the separation and distribution. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully below in “The Merger—Treatment of

Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related liabilities, and will assume all compensation and employment-related plans and agreements, with respect to each of the employees and directors. Except with regard to certain of Pinnacle’s outstanding long-term incentive awards, which will be adjusted and settled in connection with the merger as described more fully below in “The Merger—Treatment of Pinnacle Long-Term Incentive Compensation,” prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

GLPI and Pinnacle encourage you to read the Employees Matters Agreement carefully.

Tax Matters Agreement (see page 160)

The tax matters agreement, a copy of which is attached to the merger agreement as Exhibit D thereto, will govern OpCo’s and GLPI’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off), tax attributes, tax returns, tax contests and certain other tax matters.

Under the tax matters agreement, OpCo will generally be liable for taxes of Pinnacle relating to time periods before the effective time of the merger. GLPI, however, will be liable for taxes of Pinnacle arising as a result of the merger, the spin-off and certain related transactions. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with OpCo bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. OpCo and GLPI have also agreed to share liability for certain taxes relating to the assets to be acquired by GLPI. GLPI will bear liability for any transfer taxes incurred on the merger, the spin-off and certain related transactions.

The tax matters agreement provides that OpCo will generally prepare and file any tax returns for tax periods of Pinnacle ending on or prior to the effective time of the merger and will control any tax contests related to such tax returns, subject to certain review, participation and consent rights of GLPI.

GLPI and Pinnacle encourage you to read the tax matters agreement carefully.

Recommendation of GLPI’s Board of Directors and Reasons for the Merger (see page 74)

GLPI’s board of directors recommends that GLPI shareholders vote “FOR” the share issuance proposal and “FOR” the GLPI adjournment proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement and the other transaction documents, including the share issuance proposal, GLPI’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger—Recommendation of GLPI’s Board of Directors and Reasons for the Merger.”

Recommendation of Pinnacle’s Board of Directors and Reasons for the Merger (see page 76)

Pinnacle’s board of directors recommends that Pinnacle stockholders vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the Pinnacle adjournment proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement and the other transaction documents, including the spin-off and merger, Pinnacle’s board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger—Recommendation of Pinnacle’s Board of Directors and Reasons for the Merger.”

Opinion of GLPI’s Financial Advisor (see page 86)

In connection with the transactions (including the merger, the share issuance and the spin-off), at a meeting of the GLPI board of directors on July 19, 2015, GLPI’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), rendered its oral opinion to the GLPI board of directors, subsequently confirmed by delivery of a written opinion dated July 20, 2015 that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to GLPI.

The full text of the written opinion of Morgan Stanley to the GLPI board of directors, dated as of July 20, 2015, is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You should read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion carefully and in their entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the GLPI board of directors, in its capacity as such, and addressed only the fairness from a financial point of view to GLPI of the exchange ratio pursuant to the merger agreement as of the date of such opinion and does not address any other aspect of the transactions contemplated by the transaction documents.

Morgan Stanley’s opinion did not address any other aspects or implications of the transactions. It was not intended to, and does not, constitute advice or a recommendation to any holder of shares of GLPI common stock as to how to vote at the GLPI special meeting or whether to take any other action with respect to the transactions.

For further information, see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of GLPI’s Financial Advisor” and Annex B.

Opinion of Pinnacle’s Financial Advisor (see page 95)

On July 20, 2015, at a meeting of the board of directors of Pinnacle, Goldman, Sachs & Co. (“Goldman Sachs”) rendered to the board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of July 20, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio of 0.85 shares of GLPI common stock to be paid for each outstanding share of Pinnacle common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than GLPI and its affiliates) of shares of Pinnacle common stock.

The full text of the written opinion of Goldman Sachs, dated July 20, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Pinnacle in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of Pinnacle common stock should vote with respect to the proposed transaction or any other matter.

For further information, see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Pinnacle’s Financial Advisor” and Annex C.

Financing of the Transactions (see page 100)

Pinnacle

Pinnacle anticipates that the total amount of funds necessary for OpCo to pay the OpCo Cash Payment and to pay transaction fees and expenses will be approximately $975 million, which amount is subject to adjustment as further described in “The Merger Agreement—The Separation and Distribution Agreement.” This amount will be funded through either (but not both) of (i) the Pinnacle Bridge Facility (defined below) or (ii) the Pinnacle Takeout Facilities (defined below), together with the proceeds from any Pinnacle Notes (defined below). Remaining amounts under the Bridge Revolving Credit Facility (defined below) or the Takeout Revolving Credit Facility (defined below), as applicable, will be used for general corporate purposes of OpCo, including, without limitation, permitted acquisitions or dividends.

To provide the debt financing required by Pinnacle to consummate the merger, Pinnacle has entered into:

(1) an amended and restated commitment letter, dated November 17, 2015 (the “Pinnacle Bridge Commitment Letter”) from JPMorgan Chase Bank, N.A., Bank of America, N.A., Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Wells Fargo Bank, National Association and certain of their affiliates (collectively, the “Pinnacle Bridge Commitment Parties”) pursuant to which Pinnacle has received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility (the “Term Loan Bridge Facility”) and a $200 million senior secured 364-day revolving credit facility (the “Bridge Revolving Credit Facility” and together with the Term Loan Bridge Facility, collectively, the “Pinnacle Bridge Facility”). The borrower under the Pinnacle Bridge Facility will be OpCo and the obligations of OpCo under the Pinnacle Bridge Facility will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions; and

(2) a commitment letter dated November 17, 2015 (the “Pinnacle Takeout Commitment Letter”) from JPMorgan Chase Bank, N.A., Bank of America, N.A., Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Wells Fargo Bank, National Association and certain of their affiliates (collectively, the “Pinnacle Takeout Commitment Parties”) pursuant to which Pinnacle has received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility (the “Term Loan A Facility”) and (ii) $400 million senior secured revolving credit facility (the “Takeout Revolving Credit Facility”, and together with the Term Loan A Facility, collectively, the “Committed Takeout Facilities”). The Pinnacle Takeout Commitment Parties have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at the election of OpCo, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions, as further described in the Pinnacle Takeout Commitment Letter (the “Term Loan B Facility”, and together with the Committed Takeout Facilities, collectively, the “Pinnacle Takeout Facilities”). The borrower under the Pinnacle Takeout Facilities will be OpCo and the obligations of OpCo under the Pinnacle Takeout Facilities will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions. As noted in the Pinnacle Takeout Commitment Letter, it is anticipated that OpCo will also issue senior unsecured notes (the “Pinnacle Notes”) in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Pinnacle Notes may, at the election of OpCo, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Pinnacle Takeout Commitment Letter. Both the issuance of the Pinnacle Notes and the receipt by the Pinnacle Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Pinnacle Takeout Facilities. Further, the Pinnacle Notes are only contemplated in connection with the Pinnacle Takeout Facilities.

At this time, Pinnacle has not yet determined which of the two commitments described above will be utilized to provide the debt financing required to consummate the proposed transactions because such determination will be dependent on future market conditions. However, Pinnacle intends to use the Pinnacle Takeout Facilities if market conditions are favorable at the time of the distribution and not use the Pinnacle Bridge Facility.

The funding under either the Pinnacle Bridge Commitment Letter or the Pinnacle Takeout Commitment Letter, as applicable, is subject to customary conditions, including conditions that do not relate directly to the conditions to closing in the merger agreement. See “The Merger—Financing of the Transactions” and “The Merger Agreement—Financing Efforts—Pinnacle’s Financing.”

While the obligation of GLPI to consummate the merger is not subject to any financing condition, the merger agreement provides that, without GLPI’s agreement, the closing of the merger will not occur earlier than (a) a date during the Pinnacle marketing period specified by Pinnacle on no less than three business days’ notice to GLPI or, if not so specified, on the last day of such Pinnacle marketing period (subject to certain conditions) and (b) the “end date” (as defined in the merger agreement), subject to certain conditions. The Pinnacle marketing period is the first period of twenty consecutive-days throughout and at the end of which nothing shall have occurred and no condition exists that would cause any of the conditions to closing to fail to be satisfied, assuming the closing to the merger were to be scheduled for any time during such twenty consecutive day period (other than conditions to closing that (i) relate to the stockholder approval, which must be satisfied five business days prior to the end of the Pinnacle marketing period and (ii) conditions to closing that by their nature will not be satisfied until the closing of the merger). Moreover, in no event will the closing of the merger occur prior to November 20, 2015, See “The Merger Agreement—Marketing Periods.”

GLPI

GLPI anticipates that the total amount of funds necessary to finance the transactions and to pay transaction fees and expenses will be approximately $3.1 billion. This amount is expected to be funded through one or more of the following sources: available cash on hand, the issuance and sale by GLP Capital, L.P. (“GLP Capital”) and GLP Financing II, Inc. of senior unsecured notes, the issuance and sale by GLPI of common equity interests and borrowings under the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver (each defined below).

In connection with the transactions, GLPI has entered into an amended and restated commitment letter dated July 31, 2015 (the “GLPI Commitment Letter”) with JPMorgan Chase Bank, N.A., Bank of America, N.A., Fifth Third Bank, Manufacturers and Traders Trust Company, Wells Fargo Bank, National Association, UBS AG, Stamford Branch, Credit Agricole Corporate and Investment Bank, Suntrust Bank, Nomura Securities International, Inc., Citizens Bank, National Association, Barclays and certain of their affiliates (collectively, the “GLPI Commitment Parties”) to provide debt financing in connection with the transactions. Pursuant to the GLPI Commitment Letter, the GLPI Commitment Parties have committed to provide a $1.875 billion senior unsecured 364-day term loan bridge facility (the “GLPI Bridge Facility”).

In connection with the transactions, GLP Capital has entered into Amendment No. 1 (the “Credit Agreement Amendment”) dated July 31, 2015 to the Credit Agreement dated as of October 28, 2013 among GLP Capital, the several banks and other financial institutions or entities party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement Amendment provides incremental term loan commitments in an aggregate committed amount of $825 million subject to limited conditionality (the “GLPI Limited Conditionality Incremental Term Facility”). The Credit Agreement Amendment also provides for revolving loans in a principal amount not to exceed $411 million borrowed in connection with the transactions to be subject to the same limited conditionality as the incremental term loans (the “GLPI Limited Conditionality Revolver”).

The funding under each of the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality revolver is subject to customary conditions, including conditions that do not relate directly to the conditions to closing in the merger agreement. See “The Merger—Financing of the Transactions” and “The Merger Agreement—Financing Efforts—GLPI’s Financing.”

While the obligation of GLPI to consummate the merger is not subject to any financing condition, the merger agreement provides that, without Pinnacle’s agreement, the closing of the merger will not occur earlier than (a) a date during the GLPI marketing period specified by GLPI on no less than three business days’ notice to Pinnacle or, if not so specified, on the last day of such GLPI marketing period (subject to certain conditions) and (b) the “end date” (as defined in the merger agreement), subject to certain conditions. The GLPI marketing period is the first period of twenty consecutive days throughout and at the end of which (a) GLPI and its financing sources have had access to certain required information and such information continues to be compliant during such period (subject to certain exceptions) and (b) nothing shall have occurred and no condition exists that would cause any of the conditions to closing to fail to be satisfied, assuming the closing to the merger were to be scheduled for any time during such twenty consecutive day period (other than conditions to closing that (i) relate to the shareholder approval, which must be satisfied five business days prior to the end of the GLPI marketing period and (ii) conditions to closing that by their nature will not be satisfied until the closing of the merger). Moreover, in no event will the closing of the merger occur prior to November 20, 2015, see “The Merger Agreement—Marketing Periods.”

Interests of Certain Pinnacle Persons in the Merger (see page 104)

When considering the recommendation of the Pinnacle board with respect to the merger, you should be aware that Pinnacle’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Pinnacle’s stockholders more generally. Pinnacle’s board of directors was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Pinnacle stockholders vote for the adoption of the merger agreement at the Pinnacle special meeting.

See the section of this joint proxy statement/prospectus titled “The Merger—Interests of Certain Pinnacle Persons in the Merger” for a more detailed description of the interests of Pinnacle’s executive officers and directors.

Board of Directors and Management of GLPI following Completion of the Merger (see page 108)

Upon completion of the merger, the current directors and executive officers of GLPI are expected to continue in their current positions, other than as may be publicly announced by GLPI in the normal course.

U.S. Federal Income Tax Considerations Relating to the Merger (see page 110)

The merger is intended to be non-taxable to shareholders, provided it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The holders of Pinnacle common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Pinnacle common stock for shares of GLPI common stock in the merger, except with respect to any cash received in lieu of fractional shares of GLPI common stock. The obligations of Pinnacle and GLPI to complete the merger are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of Pinnacle and GLPI of the opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read “The Merger—U.S. Federal Income Tax Considerations Relating to the Merger” for a more complete discussion of the United States federal income tax considerations relevant to the merger. The tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Accounting Treatment of the Merger (see page 124)

GLPI prepares its financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). The merger will be accounted for by applying the acquisition method of accounting using the accounting guidance for asset acquisitions in ASC 805. When a transaction is deemed an asset acquisition, ASC 805 requires an allocation of the purchase price, including the transaction costs associated with the acquisition of assets, to the fair value of the assets acquired. Based on the guidance of ASC 805, GLPI will be the acquirer of Pinnacle for accounting purposes and will allocate the purchase price, including incurred transaction costs, to the fair value of the acquired Pinnacle real estate assets at the acquisition date.

Regulatory Approvals (see page 125)

Under the merger agreement, the parties have agreed to use their reasonable best efforts to obtain all of the regulatory approvals, including certain gaming approvals, and are required to agree to certain divestiture and other actions in order to obtain such approvals. GLPI and Pinnacle have made or intend to make various filings and submissions with governmental entities. The parties’ respective obligations to complete the merger are conditioned upon (1) the absence of any outstanding injunction by any court or other tribunal of competent jurisdiction having been entered and continuing to be in effect and the absence of any law having been adopted or be effective, in each case that prohibits the consummation of the merger or any of the transactions contemplated thereby (2) satisfaction of the regulatory approval condition (defined below).

Treatment of Pinnacle Long-Term Incentive Compensation (see page 126)

See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Certain Pinnacle Persons in the Merger” for a detailed description of the treatment of Pinnacle Long-Term Incentive Awards.

At the time of the distribution, equity incentive awards and certain cash performance unit awards granted on or prior to July 16, 2015 will be adjusted into OpCo awards and GLPI awards in proportion to the relative value of Pinnacle (after giving effect to the spin-off) and OpCo. Outstanding equity incentive awards and cash performance unit awards granted after July 16, 2015 will be adjusted into OpCo awards. Following the spin-off, all OpCo awards will continue to vest in accordance with their terms based on OpCo service. Upon completion of the merger, each outstanding Pinnacle equity award will be cancelled in exchange for a number of shares of GLPI common stock determined based on the exchange ratio. In addition, certain cash performance unit awards will be cancelled in the merger in exchange for GLPI common stock based on the value of GLPI common stock at the time of the merger.

Agreement with Certain GLPI Shareholders (see page 128)

Concurrently with the execution of the merger agreement, Pinnacle entered into separate voting agreements with (i) Peter M. Carlino and the Carlino Family Trust (the “Carlino Group”) and (ii) Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI Sister Co B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP, Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP and Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP (the “Fortress Group”), pursuant to which each of the Carlino Group and the Fortress Group has agreed, among other matters and upon the terms and subject to the conditions set forth in their respective voting agreements, to vote all of their shares of GLPI common stock in favor of the share issuance proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to materially impair the ability of GLPI or Merger Sub to consummate the merger. The Carlino Group and the Fortress Group hold 24,727,163 shares of GLPI common stock in the aggregate, or approximately 21% of the voting power of GLPI as of the date of this joint proxy statement/prospectus.

Listing of GLPI Common Stock; Delisting of Pinnacle Common Stock (see page 129)

It is a condition to the consummation of the merger that the shares of GLPI common stock to be issued to Pinnacle stockholders in the merger be authorized for listing on NASDAQ, subject to official notice of issuance. As a result of the merger, shares of Pinnacle common stock currently listed on NASDAQ will cease to be listed on NASDAQ.

No Appraisal/Dissenters’ Rights (See page 127)

Under the Delaware General Corporation Law (the “DGCL”) as well as the governing documents of Pinnacle, the stockholders of Pinnacle are not entitled to appraisal rights or dissenters’ rights in connection with the merger. Under the Pennsylvania Business Corporation Law (the “PBCL”) as well as the governing documents of GLPI, the shareholders of GLPI are not entitled to appraisal rights or dissenters’ rights in connection with the share issuance proposal.

No Solicitation of Alternative Proposals (see page 135)

Pursuant to the merger agreement, Pinnacle has agreed that it will, and will cause each of its and its affiliates respective officers, directors and employees, agents, financial advisors, investment bankers, attorneys, accountants or other representatives (collectively, “representatives”), among other matters, not to directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to competing proposals relating to certain alternative transaction proposals or, except as described below, engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with or for the purpose of encouraging or facilitating, such a proposal.

If Pinnacle receives a certain written unsolicited bona fide transaction proposal, prior to adoption of the merger agreement by its stockholders, that the Pinnacle board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that such proposal constitutes or would reasonably be expected to lead to a company takeover proposal that constitutes a superior proposal (which is defined as an alternative transaction that the Pinnacle board of directors determines is more favorable to the stockholders of Pinnacle from a financial point of view than the transaction contemplated by this merger agreement after taking certain factors into consideration) and that failure to take certain actions with respect to such a superior proposal would be reasonably likely to be inconsistent with its fiduciary duties under appliance law, then, Pinnacle may, subject to certain conditions, furnish nonpublic information to the third party making the superior proposal for an alternative transaction and engage in discussions or negotiations with the third party with respect to the superior proposal for an alternative transaction.

Conditions to Completion of the Merger (see page 145)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligations of the parties to effect the merger is subject to the satisfaction or waiver of the following mutual conditions:

•	adoption of the merger agreement proposal by Pinnacle’s stockholders and approval of the share issuance by GLPI shareholders;

•	absence of an injunction having been entered by any court or other tribunal of competent jurisdiction and continuing to be in effect and any law having been adopted or effective, in each case, prohibiting the consummation of the merger or the other related transactions, including the spin-off;

•	the registration statement on Form S-4 filed by GLPI in connection with the share issuance having been declared effective by the SEC and no stop order suspending the effectives of such Form S-4 having been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC;

•	GLPI common stock issued in the merger having been approved for listing on NASDAQ, subject to official notice of issuance;

•	all requisite gaming approvals having been obtained from the relevant gaming authorities and such approvals being in full force and effect;

•	OpCo’s Form 10 (File No. 001-37666) and any related documents filed in connection with the spin-off having become effective under the Exchange Act, and are not the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose having been initiated or overtly threatened by the SEC and not concluded or withdrawn;

•	the distribution having been completed in accordance with the separation agreement; and

•	no action pending before, or threatened in writing by, the U.S. Antitrust Division of the Department of Justice or the Federal Trade Commission (the “FTC”) wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of the transaction documents or any of the transactions contemplated hereby or thereby, declare unlawful the transactions contemplated by the transaction documents or cause such transactions to be rescinded or reasonably be expected to cause a regulatory material adverse effect (the “regulatory approval condition”).

The obligation of Pinnacle to effect the merger is also subject to the satisfaction, or waiver by Pinnacle, of the following additional conditions:

•	the accuracy of the representations and warranties of GLPI and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only), and Pinnacle’s receipt of an officer’s certificate from GLPI to such effect;

•	performance of all obligations required to be performed under the merger agreement by GLPI and compliance with all covenants required to be complied with under the merger agreement by GLPI and Merger Sub in all material respects prior to the effective time of the merger (and the receipt of an officer’s certificate from GLPI to such effect);

•	the absence, since the date of the merger agreement, of any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to GLPI (and the receipt of an officer’s certificate from GLPI to such effect);

•	the receipt by Pinnacle of a written tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•

the receipt by Pinnacle of a written tax opinion of KPMG LLP to the effect that commencing with GLPI’s taxable year ended December 31, 2014, GLPI has been organized and operated in conformity with the requirements for qualification as a REIT under the Code and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code thereafter.

The obligation of GLPI to effect the merger is also subject to the satisfaction, or waiver by GLPI, of the following additional conditions:

•	the accuracy of the representations and warranties of Pinnacle set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only), and GLPI’s receipt of an officer’s certificate from Pinnacle to such effect;

•	performance of all obligations required to be performed under the merger agreement by Pinnacle and compliance with all covenants required to be complied with under the merger agreement by Pinnacle in all material respects prior to the effective time of the merger (and the receipt of an officer’s certificate from Pinnacle to such effect);

•	the absence of any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Pinnacle (and the receipt of an officer’s certificate from Pinnacle to such effect); and

•	the receipt by GLPI of a written tax opinion from Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither GLPI nor Pinnacle can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (see page 150)

Pinnacle and GLPI may mutually agree to terminate the merger agreement before completing the merger, even after approval of the merger agreement by the Pinnacle stockholders and approval of the share issuance by GLPI shareholders.

In addition, either GLPI or Pinnacle may decide to terminate the merger agreement if:

•	subject to certain exceptions, the merger is not consummated by March 31, 2016, subject to one three-month extension by GLPI to June 30, 2016, at the election of GLPI, if the only conditions not satisfied at such time relate to regulatory and other government approvals (such date, as may be extended, the “end date”);

•	an injunction is entered permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such injunction shall have become final and nonappealable (provided that the right to terminate will not be available to a party if the injunction was due to the failure of the party to perform any of its obligations under the merger agreement);

•	the Pinnacle special meeting has concluded without adoption of the merger agreement proposal by Pinnacle’s stockholders or if the GLPI special meeting has concluded without approval of GLPI’s shareholders of the share issuance proposal; or

•

there has been a breach of the merger agreement by the other party or there has been a failure to perform any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the closing date, would result in a failure of a condition to close by such breaching party and (ii) is incapable of being cured during the time period set forth in the merger agreement or, if curable, is not cured during the applicable cure period (subject to certain conditions).

GLPI may also terminate the merger agreement if, prior to the adoption of the merger agreement by Pinnacle’s stockholders, the Pinnacle board makes an adverse recommendation change.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement (see page 150)

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except for (i) liabilities in connection with the confidentiality agreement between Pinnacle and GLPI, (ii) termination fees and expense reimbursements as described below, (iii) indemnification and confidentiality provisions arising out of Pinnacle’s cooperation with GLPI in connection with GLPI’s financing and (iv) liabilities arising out of or the result of fraud or any willful and material breach of any covenant, agreement, representation or warranty in the merger agreement prior to termination, in which case the aggrieved party is not limited to expense reimbursement or the termination fees described below and will be entitled to all rights and remedies available at law or equity. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial, nonsurvival of representations and warranties, as well as the confidentiality agreement entered into between Pinnacle and GLPI, will continue in effect notwithstanding termination of the merger agreement.

Pinnacle will be obligated to pay to GLPI a termination fee of $60 million (subject to REIT restrictions) in the following circumstances:

•	the merger agreement is terminated by GLPI prior to adoption of the merger agreement by Pinnacle’s stockholders in the event Pinnacle’s board makes an adverse recommendation change; or

•	(i) a company takeover proposal has been publicly announced or has become publicly known and not withdrawn by a date that is at least fifteen business days prior to the Pinnacle special meeting, (ii) thereafter, the merger agreement is terminated by either Pinnacle or GLPI because the Pinnacle special meeting has concluded without the adoption of the merger agreement by Pinnacle’s stockholders and (iii) within twelve months of the termination of the merger agreement, Pinnacle or any of its subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a company takeover proposal with a third party.

In addition, GLPI will be obligated to pay to Pinnacle a termination fee of $150 million under the following circumstance:

•	the merger agreement is terminated by either GLPI or Pinnacle because of any injunction, order, decree or ruling relating to gaming, antitrust or related laws or any related consents or approvals or the end has been reached and certain conditions related to regulatory and gaming approvals have not been satisfied; however, GLPI will not be required to pay any such termination fee if the primary cause of such termination was an adverse suitability finding under applicable gaming laws with respect to the business of OpCo and its affiliates.

In addition, in respect of expenses in connection with the merger agreement, (i) in the event of a termination resulting from the failure to obtain approval of the share issuance by GLPI’s shareholders, GLPI shall pay Pinnacle $20 million within two business days after such termination (so long as Pinnacle’s stockholders have not failed to adopt the merger agreement) and (ii) in the event of termination resulting from the failure of Pinnacle’s stockholders to adopt the merger agreement, Pinnacle shall pay GLPI $20 million (subject to REIT restrictions) determined in accordance with calculations in the merger agreement within two business days after such termination (so long as GLPI’s shareholders have not failed to approve the share issuance proposal).

Specific Performance (see page 151)

GLPI, Merger Sub and Pinnacle are entitled to seek specific performance to prevent breaches of the merger agreement and to enforce the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Expected Timing of the Merger (see page 129)

The merger is expected to be completed in the first quarter of 2016. However, neither GLPI nor Pinnacle can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond each party’s control.

Comparison of Rights of Common Shareholders of GLPI and Common Stockholders of Pinnacle (see page 173)

Pinnacle stockholders receiving shares of GLPI common stock in connection with the merger will have different rights once they become shareholders of GLPI due to differences between laws of the Commonwealth of Pennsylvania and the State of Delaware and the governing corporate documents of GLPI and Pinnacle. These differences are described in more detail under “Comparison of Rights of Common Shareholders of GLPI and Common Stockholders of Pinnacle.”

Risk Factors (see page 38)

Before voting at the Pinnacle special meeting or the GLPI special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GLPI

The following selected historical consolidated financial and operating data of GLPI for the five-year period ended December 31, 2014 and the selected historical consolidated balance sheet data as of the five-year periods ended on December 31, 2014 have been derived from GLPI’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2014 contained in its Annual Report on Form 10-K filed with the SEC on February 27, 2015, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the SEC on November 9, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

The selected historical financial information for each of the nine-month periods ended September 30, 2015 and September 30, 2014, and the balance sheet data as of September 30, 2015 have been derived from GLPI’s unaudited consolidated financial statements as of and for the quarterly period ended September 30, 2015 contained in GLPI’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2014 has been derived from GLPI’s unaudited consolidated financial statements for the quarterly period ended September 30, 2014 contained in GLPI’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 7, 2014 (adjusted to reflect the restatement related to GLPI’s revenue recognition of percentage rents received pursuant to GLPI’s master lease with Penn, which restatement is described in GLPI’s Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q/A incorporated by reference into this joint proxy statement/prospectus), which is not incorporated by reference into this joint proxy statement/prospectus. In GLPI’s view, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2015 financial information. Interim results for the nine months ended and as of September 30, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of GLPI or GLPI following completion of the merger, and you should read the following information together with GLPI’s consolidated financial statements, the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in GLPI’s Annual Report on Form 10-K filed with the SEC on February 27, 2015, as amended by Amendment No. 1 thereto on Form 10-K/A filed with the SEC on November 9, 2015, and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus, and in GLPI’s other reports filed with the SEC. For more information, see the section titled “Where You Can Find More Information.”

	For the Year Ended December 31,					Nine Months Ended September 30,
	2014(1)	2013(1)	2012	2011	2010	2015	2014
	(In thousands, except per share amounts)
Income Statement Data:
Net revenues	$591,068	$235,452	$210,643	$231,884	$143,198	$446,364	$445,988
Total operating expenses	332,562	181,547	166,975	179,371	112,067	253,402	247,579

Income from operations	258,506	53,905	43,668	52,513	31,131	192,962	198,409
Total other expenses	114,586	23,456	6,318	6,954	4,874	88,612	85,623

Income before income taxes	143,920	30,449	37,350	45,559	26,257	104,350	112,786
Income tax expense	5,113	15,596	14,431	18,875	10,927	6,001	4,181

Net income	$138,807	$14,853	$22,919	$26,684	$15,330	$98,349	$108,605

Per Share Data:
Basic earnings per common share	$1.23	$0.13	$0.21	$0.24	$0.14	$.86	$.97
Diluted earnings per common share	$1.18	$0.13	$0.20	$0.23	$0.13	$.83	$.92
Other Data:
Net cash provided by operating activities	$273,259	$80,632	$26,744	$56,840	$29,083	$266,825	$221,007
Net cash used in investing activities	(317,319)	(16,275)	(4,810)	(8,171)	(58,987)	(14,077)	(302,206)
Net cash (used in) provided by financing activities	(205,188)	206,302	(24,518)	(50,436)	41,866	(245,981)	(172,688)
Depreciation	106,843	28,923	14,090	14,568	10,809	82,585	79,397
Interest expense	117,030	19,254	—	—	—	90,373	87,460
Balance Sheet Data:
Cash and cash equivalents	$35,973	$285,221	$14,562	$17,146	$18,913	$42,740	$31,334
Real estate investments, net	2,180,124	2,010,303	—	—	—	2,113,382	2,201,856
Total assets	2,564,580	2,609,239	267,075	261,342	254,208	2,516,115	2,595,437
Long-term debt, net of current maturities	2,609,487	2,350,000	—	—	—	2,541,313	2,546,000
Shareholders’ (deficit) equity	(176,290)	137,452	236,330	219,911	215,388	(236,586)	(115,497)
Property Data:
Number of rental properties owned at year / period end	19	17	—	—	—	19	19
Rentable square feet at year / period end	6,970	6,344	—	—	—	6,970	6,970

(1)	Financial results for GLPI’s fiscal year ending December 31, 2014 reflect the first full year of operations for both operating segments. GLPI was spun-off from Penn on November 1, 2013. For 2010 through 2012, the selected historical financial data sets forth the historical operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., which were acquired by a subsidiary of GLPI as part of the Penn spin-off (defined below). See the section titled “Information About GLPI” for additional information about GLPI.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PINNACLE

The following selected historical consolidated financial and operating data of Pinnacle for the five-year period ended December 31, 2014 and the selected historical consolidated balance sheet data as of the five-year periods ended on December 31, 2014 have been derived from Pinnacle’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2014 contained in its Annual Report on Form 10-K filed with the SEC on March 2, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

The selected historical financial information for each of the nine-month periods ended September 30, 2015 and September 30, 2014, and the balance sheet data as of September 30, 2015 have been derived from Pinnacle’s unaudited consolidated financial statements as of and for the quarterly period ended September 30, 2015 contained in Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2014 has been derived from Pinnacle’s unaudited consolidated financial statements for the quarterly period ended September 30, 2014 contained in Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on November 10, 2014, which is not incorporated by reference into this joint proxy statement/prospectus. In Pinnacle’s view, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2015 financial information. Interim results for the nine months ended and as of September 30, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Pinnacle, or of OpCo following completion of the merger, and you should read the following information together with Pinnacle’s consolidated financial statements, the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Pinnacle’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus, and in Pinnacle’s other reports filed with the SEC. For more information, see the section titled “Where You Can Find More Information.”

	For the year ended December 31,					For the nine months ended September 30,
	2014(1)	2013(2)	2012(3)	2011(4)	2010(5)	2015	2014
	(in millions, except per share data)
Results of Operations:
Revenues	$2,210.5	$1,487.8	$1,002.8	$940.9	$859.0	$1,733.4	$1,656.3
Operating income	310.5	104.4	136.7	127.3	52.4	255.2	231.7
Income (loss) from continuing operations, net of income taxes	38.3	(133.4)	(13.2)	28.9	(41.0)	56.3	24.1
Income (loss) from discontinued operations, net of income taxes	5.5	(122.5)	(18.6)	(31.4)	17.6	5.2	5.1
Income (loss) from continuing operations per common share:
Basic	$0.64	$(2.27)	$(0.22)	$0.47	$(0.67)	$0.94	$0.41
Diluted	$0.62	$(2.27)	$(0.22)	$0.46	$(0.67)	$0.91	$0.39
Other Data:
Capital expenditures and land additions	$230.8	$292.6	$299.5	$153.5	$157.5	$57.5	$188.7
Ratio of Earnings to Fixed Charges(6)	1.1x	—	1.0x	1.2x	—	1.4x	1.1x
Cash Flows Provided by (Used in):
Operating activities	$328.5	$161.1	$186.9	$131.8	$88.7	$316.8	$270.5
Investing activities	33.2	(1,842.7)	(302.1)	(293.4)	(130.7)	(53.0)	75.5
Financing activities	(395.6)	1,778.5	136.7	46.5	108.2	(305.4)	(389.6)
Balance Sheet Data:
Cash, restricted cash and equivalents(7)	$170.3	$203.5	$100.5	$82.9	$199.9	$123.0	$160.7
Total assets	4,833.7	5,159.4	2,109.0	1,950.6	1,883.8	4,588.9	4,848.1
Long-term debt less current portion	3,975.6	4,364.0	1,437.3	1,223.9	1,176.6	3,665.9	3,982.3
Total stockholders’ equity	289.4	225.2	447.1	519.4	507.4	372.0	271.0

(1)	The financial results for 2014 include the full year impact of the acquisition of Ameristar Casinos, Inc. In addition, financial results include the opening of Belterra Park, which opened May 1, 2014, the redemption of approximately $514.3 million of aggregate principal amount of term loans, for a net reduction in total debt of $401.3 million under our Amended and Restated Credit Agreement, a portion of which resulted in a $8.2 million loss on early extinguishment of debt.
(2)	The financial results for 2013 include the impact of the acquisition of Ameristar in August 2013. In addition, Pinnacle incurred $85.3 million in costs associated with the acquisition of Ameristar Casinos, Inc., Pinnacle incurred a $30.8 million loss on early extinguishment of debt, a $144.6 million charge to discontinued operations for the impairment of the Lumiére Place Casino, the Four Seasons Hotel St. Louis and HoteLumiéreand related excess land parcels classified as assets held for sale in 2013, a $10.0 million charge related to the impairment of our Boomtown Bossier City gaming license, a tax benefit from the release of $58.4 million of our valuation allowance as a result of the consolidation of our deferred tax assets with Ameristar’s deferred tax liabilities, and a $92.2 million impairment of our investment in ACDL.
(3)	The financial results for 2012 include the opening of L’Auberge Baton Rouge, which opened September 1, 2012. In addition, Pinnacle incurred a $20.7 million loss on early extinguishment of debt, a $10.2 million charge related to cash and land donation commitments made for various projects in the City of St. Louis to satisfy obligations under our redevelopment agreement, and a $25 million impairment of our investment in ACDL.
(4)	The financial results for 2011 include a full year of operations at River City, and the purchase of River Downs racetrack for approximately $45.2 million in January 2011, as well as our $95 million investment in ACDL in August 2011, which results have been included from the time of close. The purchase price of these entities has been excluded from the capital expenditures shown for 2011.

(5)	The financial results for 2010 reflect impairment charges totaling $35.5 million related to indefinite-lived intangible assets, land and development costs and buildings and equipment. In addition, the 2010 results reflect the March 2010 opening of River City and income from discontinued operations related to the recovery of insurance proceeds from our former Casino Magic Biloxi property.
(6)	In computing the ratio of earnings to fixed charges: (x) earnings were the income from continuing operations before income taxes and fixed charges, excluding capitalized interest; and (y) fixed charges were the sum of interest expense, amortization of debt issuance costs, capitalized interest and the estimated interest component included in rental expense. Due principally to our large non-cash charges deducted to compute such earnings, earnings so calculated were less than fixed charges by $44.5 million and $56.4 million for the years ended December 31, 2013, and 2010, respectively.
(7)	Excludes amounts of cash and cash equivalents associated with entities and operations included in discontinued operations in the respective year.

SUMMARY SELECTED UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION OF GLPI

The following summary selected unaudited pro forma consolidated combined balance sheet data gives effect to the proposed merger as if it had occurred on September 30, 2015 while the summary unaudited pro forma consolidated combined statement of operations data for the nine months ended September 30, 2015 and the year ended December 31, 2014 is presented as if the pro forma events had occurred on January 1, 2014.

The following summary selected unaudited pro forma consolidated combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s consolidated financial position or results of operations actually would have been had the pro forma events occurred as of the dates indicated. In addition, the summary selected unaudited pro forma consolidated combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The following summary selected unaudited pro forma consolidated combined financial information should be read in conjunction with the section titled “Unaudited Pro Forma Consolidated Combined Financial Information of GLPI” and related notes included in this joint proxy statement/prospectus.

Summary Unaudited Pro Forma Consolidated Combined Statements of Income Data (in thousands):

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
Net Revenues	$720,226	$959,999
Total operating expenses	294,396	392,199
Income from operations	425,830	567,800
Total other expenses	175,140	229,957
Income before income taxes	250,690	337,843
Income tax expense	6,001	5,113
Net income	244,689	332,730

Summary Unaudited Pro Forma Consolidated Combined Balance Sheet Data (in thousands):

September 30, 2015
Cash and cash equivalents	$68,720
Real estate investments, net	3,899,007
Investment in direct financing lease	2,728,209
Total assets	7,086,985
Long-term debt, net of current maturities	4,966,313
Shareholders’ equity	1,887,150

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share data for (i) GLPI and Pinnacle on a historical basis for the nine months ended September 30, 2015 and the year ended December 31, 2014, (ii) GLPI on a pro forma combined basis giving effect to the proposed merger (collectively referred to in this joint proxy statement/prospectus as the “pro forma events”) and (iii) Pinnacle on a pro forma equivalent basis based on the exchange ratio of 0.85 shares of GLPI common stock for each share of Pinnacle common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the pro forma events occurred on December 31, 2014 for earnings per share purposes and on September 30, 2015 for book value per share purposes. The historical earnings per share information should be read in conjunction with the historical consolidated financial statements and notes thereto of GLPI and Pinnacle incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.” The unaudited pro forma combined earnings per share information is derived from, and should be read in conjunction with, the section titled “Unaudited Pro Forma Consolidated Combined Financial Information of GLPI” and related notes included in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the pro forma events had occurred as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	GLPI			Pinnacle
	Historical		Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Nine Months Ended September 30, 2015
Basic earnings per common share	$0.86		$1.25	$1.03	$1.06
Diluted earnings per common share	$0.83		$1.22	$0.99	$1.04
Cash dividends declared per common share	$1.64		$1.77	—	$1.50

As of September 30, 2015
Basic book value per share	$(2.07)		$9.67	$6.10	$8.22

Year Ended December 31, 2014
Basic earnings per common share	$1.23		$1.72	$0.73	$1.46
Diluted earnings per common share	$1.18		$1.68	$0.71	$1.43
Cash dividends declared per common share	$14.32	(2)	$14.50	—	$12.33

(1)	The equivalent Pinnacle amounts are calculated by multiplying the pro forma combined GLPI amounts by the exchange ratio of 0.85. The product excludes the earnings, dividends and value of OpCo.
(2)	Includes one-time dividends of $0.40 per common share distributed by GLPI in the fourth quarter of 2014 to ensure that GLPI appropriately allocated its historical earnings and profits in connection with the Penn spin-off and distributed 100% of its taxable income for the 2014 year. In addition, includes the February 18, 2014 Purging Distribution, which totaled $1.05 billion or $11.84 per common share and was comprised of cash and GLPI common stock, to distribute the accumulated earnings and profits related to the real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with its spin-off.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

GLPI’s common stock is listed on NASDAQ under the symbol “GLPI.” Pinnacle’s common stock is listed on NASDAQ under the symbol “PNK.” The following table sets forth the closing sales prices per share of GLPI common stock and Pinnacle common stock, on an actual and equivalent per share basis, on the New York Stock Exchange (where Pinnacle’s common stock traded until the closing of the market on November 16, 2015) and on NASDAQ on the following dates:

•	March 6, 2015, the last full trading day before the announcement of GLPI regarding a potential merger,

•	July 20, 2015, the last full trading day before the public announcement of the merger, and

•	[—], 2016, the last trading day for which this information could be calculated before the date of this joint proxy statement/prospectus.

	GLPI Common Stock		Pinnacle Common Stock		GLPI Equivalent Per Share(1)
March 6, 2015		$32.37		$27.42		$27.51
July 20, 2015		$34.77		$39.75		$29.55
[—], 2016	$	[—]	$	[—]	$	[—]

(1)	The equivalent per share data for GLPI common stock has been determined by multiplying the market price of one share of GLPI common stock on each of the dates by the exchange ratio of 0.85.

The following table sets forth, for the periods indicated, the high and low sales prices per share of GLPI common stock and Pinnacle common stock as reported on NASDAQ and the New York Stock Exchange (where Pinnacle’s common stock traded until the closing of the market on November 16, 2015), respectively, and cash dividends declared and paid for the same periods.

GLPI Common Stock

	GLPI
	Price Range				Cash Dividends
	High		Low
Fiscal Year ending December 31, 2016
First Quarter	$	[—]	$	[—]	$	[—]
Fiscal Year ending December 31, 2015
Fourth Quarter		$31.15		$25.79		$0.545
Third Quarter		$37.23		$28.50		$0.545
Second Quarter		$38.30		$35.50		$0.545
First Quarter		$37.85		$28.27		$0.545
Fiscal Year ended December 31, 2014
Fourth Quarter		$32.73		$27.66		$0.92	(1)
Third Quarter		$36.44		$30.76		$0.52
Second Quarter		$38.50		$32.18		$0.52
First Quarter		$51.57		$33.56		$12.36	(2)

(1)	Includes one-time dividends of $0.40 per common share related to distributions to ensure that GLPI appropriately allocated its historical earnings and profits in connection with the Penn spin-off in response to the pre-filing agreement requested from the IRS and distributed 100% of its taxable income for the 2014 year.
(2)	Includes the February 18, 2014 Purging Distribution, which totaled $1.05 billion or $11.84 per common share and was comprised of cash and GLPI common stock, to distribute the accumulated earnings and profits related to the real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with its spin-off.

Pinnacle Common Stock

	Pinnacle
	Price Range				Cash Dividends
	High		Low
Fiscal Year ending December 31, 2016
First Quarter	$	[—]	$	[—]	—
Fiscal Year ending December 31, 2015
Fourth Quarter		$36.87		$28.76	—
Third Quarter		$41.66		$32.32	—
Second Quarter		$40.42		$33.83	—
First Quarter		$36.47		$19.92	—
Fiscal Year ended December 31, 2014
Fourth Quarter		$26.00		$19.66	—
Third Quarter		$27.45		$21.46	—
Second Quarter		$25.72		$21.57	—
First Quarter		$26.77		$20.33	—

As of February 8, 2016, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 117,265,314 shares of GLPI common stock outstanding and approximately 521 holders of record of GLPI common stock (in each case, including restricted shares entitled to vote), and 61,074,913 shares of Pinnacle common stock outstanding and approximately 1,796 holders of record of Pinnacle common stock.

Because the exchange ratio will not be adjusted for changes in the market price of either GLPI common stock or Pinnacle common stock, the market value of the shares of GLPI common stock that holders of Pinnacle common stock will have the right to receive on the date the merger is completed may vary significantly from the market value of the shares of GLPI common stock that holders of Pinnacle common stock would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of GLPI common stock and Pinnacle common stock prior to voting your shares. See “Risk Factors—Risks Relating to the Merger.”

Dividends

In order to qualify to be taxed as a REIT, GLPI is required to annually distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to: (1) the sum of (a) 90% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid; and (b) 90% of its after tax net income, if any, from foreclosure property; minus (2) the excess of the sum of specified items of non-cash income over 5% of its REIT taxable income, computed without regard to its net capital gain and the deduction for dividends paid. GLPI generally must make these distributions in the taxable year to which they relate. At GLPI’s election, a dividend distribution is treated as paid in a taxable year if it is declared before GLPI timely files its tax return for that year and if paid with or before the first regular dividend payment after such declaration as long as the payment is made during the 12-month period following the close of that year. These distributions will be treated as received by GLPI’s shareholders in the year in which paid.

Pinnacle does not declare or pay cash dividends on its common stock. The indentures governing Pinnacle’s senior subordinated notes and credit facility limit the amount of dividends that Pinnacle is permitted to pay.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect GLPI’s and Pinnacle’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “plan,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “pursue,” “will,” “should,” “target,” and other similar words, phrases or expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, GLPI’s and Pinnacle’s expectations with respect to the costs and other anticipated financial impacts of the spin-off and merger; future financial and operating results of OpCo and GLPI; the ability of Pinnacle and GLPI to complete the contemplated financing transactions and reorganizations in connection with the transaction; OpCo’s and GLPI’s plans, objectives, expectations and intentions with respect to future operations and services; required approvals of the merger by Pinnacle’s stockholders and the share issuance by GLPI’s shareholders, and by governmental regulatory authorities, including gaming authorities; the stock price of OpCo and GLPI following the consummation of the transactions; the stock price of GLPI prior to the consummation of the transactions; the satisfaction of the closing conditions to the proposed merger; and the timing of the completion of the merger. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of GLPI and Pinnacle and difficult to predict. These risks and uncertainties also include those set forth under the section titled “Risk Factors” as well as, among others, risks and uncertainties relating to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

•	the possibility that the consummation of the proposed merger is delayed or does not occur, including due to the failure to obtain the required approvals of the GLPI shareholders and Pinnacle stockholders, which may have adverse effects on the business and the stock price of GLPI and Pinnacle;

•	the ability to obtain the regulatory approvals, including gaming approvals, required to complete the spin-off and the merger as contemplated by the merger agreement, and the timing and conditions for such approvals;

•	the possibility that the stock price of GLPI falls prior to or following the consummation of the proposed merger;

•	the taking of governmental action (including the passage of legislation) to block the merger or otherwise adversely affecting GLPI and Pinnacle;

•	the outcome of any legal proceedings that have been or may be instituted against GLPI, Pinnacle or others following announcement of the merger contemplated by the merger agreement;

•	the ability to successfully integrate the real property portfolios of GLPI and Pinnacle, unexpected costs or unexpected liabilities that may arise from the merger, whether or not consummated;

•	the disruption from the merger making it more difficult for Pinnacle to maintain relationships with their respective customers, employees or suppliers;

•	the inability of Pinnacle to retain key personnel; and

•	the impact of global or regional economic conditions, fluctuations in exchange rates, labor relations, competitive actions taken by other gaming operators, REITs or other competitors, terrorist attacks or natural disasters.

GLPI and Pinnacle caution that the foregoing list of factors is not exhaustive. Additional information concerning these and other risk factors is contained in GLPI’s and Pinnacle’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings, as such filings may be amended from time to time. All subsequent written and oral forward-looking statements concerning GLPI, Pinnacle, the merger or other matters attributable to GLPI or Pinnacle or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither GLPI nor Pinnacle undertakes any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statements Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the merger agreement proposal, in the case of Pinnacle stockholders, or for the share issuance proposal, in the case of GLPI shareholders. In addition, you should read and consider the risks associated with each of the businesses of Pinnacle and GLPI because these risks will relate to the combined company following the completion of the transactions. Descriptions of some of these risks can be found in the Annual Reports of GLPI and Pinnacle on Form 10-K for the fiscal year ended December 31, 2014, and any amendments thereto for each of GLPI and Pinnacle, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section titled “Where You Can Find More Information.”

Risks Relating to the Merger

Because the exchange ratio is fixed and the market prices of GLPI’s and Pinnacle’s common stock may fluctuate, Pinnacle stockholders cannot be sure of the value of the GLPI common stock they will receive on the closing date.

At the effective time of the merger, each share of Pinnacle common stock will be converted into the right to receive 0.85 of a share of GLPI common stock. If applicable, the exchange ratio will be adjusted appropriately to fully reflect the effect of any stock dividend, subdivision, stock split, reclassification, reorganization or other similar change with respect to the shares of either GLPI common stock or Pinnacle common stock prior to the completion of the merger. The exchange ratio will not, however, be adjusted for cash dividends or changes in the market price of either GLPI common stock or Pinnacle common stock between the date of signing the merger agreement and the effective time. Accordingly, at the time of the GLPI special meeting and at the time of the Pinnacle special meeting, neither GLPI shareholders nor Pinnacle stockholders will know, or be able to determine, the value of GLPI common stock to be issued in connection with the merger. For that reason, the market price of GLPI common stock on the date of the GLPI special meeting and the Pinnacle special meeting may not be indicative of the value of GLPI common stock that Pinnacle stockholders will receive upon completion of the merger.

The market prices of GLPI common stock and Pinnacle common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Neither GLPI nor Pinnacle is permitted to terminate the merger agreement or re-solicit the vote of GLPI shareholders or Pinnacle stockholders, as applicable, solely because of changes in the market prices of either company’s common stock. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, regulatory considerations of GLPI and Pinnacle and investor behavior following the merger. Market assessments of the benefits of the proposed merger and the likelihood that the transactions will be completed, as well as general and industry-specific market and economic conditions, may also affect market prices of GLPI common stock and Pinnacle common stock. Many of these factors are beyond GLPI’s and Pinnacle’s control. Pinnacle stockholders should obtain current market quotations for shares of GLPI common stock and for shares of Pinnacle common stock.

The transactions contemplated by the merger agreement are subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. Failure to complete the transactions contemplated by the merger agreement, including the merger, could have material and adverse effects on GLPI and Pinnacle.

Completion of the merger is subject to a number of conditions, including the approval by GLPI shareholders of the share issuance proposal, approval by Pinnacle stockholders of the merger agreement proposal and consummation of the spin-off, which make the completion and timing of the completion of the transactions uncertain. See the section titled “The Merger Agreement—Conditions to Completion of the Merger” for a more detailed discussion. Also, either GLPI or Pinnacle may terminate the merger agreement if the merger has not been consummated by March 31, 2016 or, in GLPI’s sole discretion—if the only conditions to closing that have not been satisfied or waived by that date are those related to regulatory approvals, consents or clearances, an outstanding judgment, injunction, order or law of a governmental authority prohibiting or enjoining the transactions or an action pending before, or threatened in writing by, the U.S. Antitrust Division of the Department of Justice or the Federal Trade Commission that would prevent the performance of the transactions—June 30, 2016, except that this right to terminate the merger agreement will not be available to any party whose material breach of a representation, warranty, covenant or other agreement of such party under the merger agreement resulted in the failure of the transactions to be consummated on or before that date.

If the transactions contemplated by the merger agreement are not completed on a timely basis, or at all, GLPI’s and Pinnacle’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the transactions, GLPI and Pinnacle will be subject to a number of risks, including the following:

•	GLPI and Pinnacle will be required to pay their respective costs relating to the transactions, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•	time and resources committed by GLPI’s and Pinnacle’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of GLPI common stock or Pinnacle common stock could decline to the extent that the current market price reflects a market assumption that the transactions will be completed; and

•	if the merger agreement is terminated and the board of directors of Pinnacle seeks another business combination, Pinnacle stockholders cannot be certain that Pinnacle will be able to find a party willing to enter into a transaction agreement on terms equivalent to or more attractive than the terms agreed to in the merger agreement.

The merger agreement contains provisions that limit Pinnacle’s ability to pursue alternatives to the transactions, could discourage a potential competing acquiror of Pinnacle from making a favorable alternative transaction proposal and, in specified circumstances, could require Pinnacle to pay a termination fee of $60 million to GLPI.

The merger agreement contains certain provisions that restrict Pinnacle’s ability to initiate, solicit, knowingly facilitate or knowingly encourage or, subject to certain exceptions, engage in, continue or otherwise participant in any discussions or negotiations with respect to, or furnish to any other person any nonpublic information in connection with or for the purpose of encouraging or facilitating, or approve, recommend or enter into (or propose to approve recommend or enter into), any third-party proposal for an alternative transaction. Further, even if the Pinnacle board of directors changes, withholds, modifies, withdraws or qualifies its recommendation with respect to the merger agreement proposal, unless the merger agreement has been terminated in accordance with its terms, Pinnacle will still be required to submit the merger agreement proposal to a stockholder vote at the Pinnacle special meeting. In addition, GLPI generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the Pinnacle board of directors may change, withhold, modify, withdraw or qualify its recommendation with respect to the merger agreement proposal. In some circumstances, upon termination of the merger agreement, Pinnacle will be required to pay a termination fee of $60 million to GLPI. See the sections entitled “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Pinnacle or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share price than the per share price proposed to be received in the merger or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Pinnacle than it might otherwise have proposed to pay because of the added expense of the $60 million termination fee that may become payable in certain circumstances.

Pinnacle’s executive officers and directors have interests in the transactions that may be different from, or in addition to, the interests of Pinnacle stockholders generally.

When considering the recommendation of the Pinnacle board with respect to the merger, you should be aware that Pinnacle’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Pinnacle’s stockholders more generally. Pinnacle’s board of directors was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Pinnacle stockholders vote for the adoption of the merger agreement at the Pinnacle special meeting.

At the time of the distribution, equity incentive awards and certain cash performance unit awards granted on or prior to July 16, 2015 will be adjusted into OpCo awards and Pinnacle awards in proportion to the relative value of Pinnacle (after giving effect to the spin-off) and OpCo. Outstanding equity incentive awards and cash performance unit awards granted after July 16, 2015 will be adjusted into OpCo awards. Following the spin-off, all OpCo awards will continue to vest in accordance with their terms based on OpCo service. Upon completion of the merger, each outstanding Pinnacle equity award will be cancelled in exchange for a number of shares of GLPI common stock determined based on the exchange ratio. In addition, certain cash performance unit awards will be cancelled in the merger in exchange for GLPI common stock based on the value of GLPI common stock at the time of the merger.

See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Certain Pinnacle Persons in the Merger” for a more detailed description of the interests of Pinnacle’s executive officers and directors.

Pinnacle and GLPI will be subject to business uncertainties while the merger is pending, which could adversely affect their business.

In connection with the pendency of the transactions, it is possible that certain persons with whom Pinnacle and GLPI have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Pinnacle or GLPI, as the case may be, as a result of the transactions, which could negatively affect Pinnacle’s or GLPI’s revenues, earnings and cash flows, as well as the market price of Pinnacle’s or GLPI’s respective common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, Pinnacle and GLPI are subject to certain restrictions on the conduct of its business prior to the effective time of the merger, which may adversely affect its ability to execute certain of its business strategies, including, the ability in certain cases to enter into contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Pinnacle’s businesses and operations prior to the completion of the transactions.

The merger is subject to the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on GLPI or Pinnacle or, if not obtained, could prevent completion of the transactions.

Completion of the merger is conditioned upon the receipt of certain governmental approvals, including, without limitation, gaming regulatory approvals. Although each party has agreed to use their respective reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or other agreements to be entered into in connection with the merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the transaction or of imposing additional costs or limitations on GLPI or Pinnacle following completion of the merger, any of which might have an adverse effect on GLPI or Pinnacle following completion of the merger. Under the terms of the merger agreement, however, (i) subject to certain conditions, Pinnacle is not required to agree to amendments to the master lease or take certain divestiture actions and (ii) GLPI is not required to take any divesture actions that would be expected to result in a loss of $150 million or more. One or more divesture actions, in the aggregate, that would reasonably be expected to result in a loss of $150 million or more is referred to in this joint proxy statement/prospectus as a “Regulatory MAE”. For additional information about the regulatory approvals process, see “The Merger—Regulatory Approvals.”

The completion of the transactions may trigger change in control or other provisions in certain agreements to which Pinnacle is a party. If GLPI and Pinnacle are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if GLPI and Pinnacle are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Pinnacle.

GLPI is subject to provisions under the merger agreement that, in specified circumstances, could require GLPI to pay a termination fee of up to $150 million to Pinnacle.

As discussed in the risk factor above, completion of the merger is conditioned upon the receipt of certain governmental approvals. If regulatory approvals are not obtained as a result of a Regulatory MAE and the merger agreement is terminated by GLPI or Pinnacle under certain conditions, then, so long as the primary cause of such termination was not an adverse suitability finding under gaming laws with respect to the business of OpCo and its affiliates, GLPI will be required to pay Pinnacle a termination fee of $150 million, less any expense payments previously paid. In addition, GLPI will be required to pay Pinnacle a termination fee of $150 million, less any expense payments previously paid, if the merger agreement is terminated by either GLPI or Pinnacle because there is a permanent injunction restraining, enjoining or otherwise prohibiting the consummation of the merger and the injunction has become final and nonappelable, so long as the primary cause of such termination was not an adverse suitability finding under gaming laws with respect to the business of OpCo and its affiliates. For more information, see the section titled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

If such a termination fee is payable under any such circumstance, the payment of this fee could have material and adverse consequences to the financial condition and operations of GLPI.

The unaudited pro forma consolidated combined financial information of GLPI and the unaudited pro forma condensed consolidated financial information of OpCo in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of GLPI or OpCo, as the case may be, following completion of the pro forma events.

The unaudited pro forma consolidated combined financial information of GLPI and the unaudited pro forma condensed consolidated financial information of OpCo in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the applicable company’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, GLPI’s and OpCo’s actual results and financial position after the pro forma events may differ materially and adversely from the unaudited pro forma consolidated combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma consolidated combined financial information of GLPI has been prepared with the assumption that GLPI will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Pinnacle stockholders may be required to pay substantial U.S. federal income taxes.

Although GLPI and Pinnacle intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service (the “IRS”) may assert that the merger fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the merger were to fail to qualify as a “reorganization,” each U.S. holder of Pinnacle common stock would recognize gain or loss with respect to all such U.S. holder’s shares of Pinnacle common stock based on the difference between (1) that U.S. holder’s tax basis in such shares and (2) the aggregate cash and the fair market value of the GLPI common stock received. For additional information, see the section titled “The Merger—U.S. Federal Income Tax Considerations Relating to the Merger.”

Risks Relating to GLPI After Completion of the Merger

Following the merger, the market price of GLPI common stock may be volatile, and holders of GLPI’s common stock could lose a significant portion of their investment due to drops in the market price of GLPI’s common stock following completion of the transactions.

The market price of GLPI’s common stock may be volatile, and following completion of the merger, shareholders may not be able to resell their shares of GLPI common stock at or above the price at which they acquired the common stock pursuant to the merger agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to GLPI’s performance or prospects.

Specific factors that may have a significant effect on the market price for GLPI’s common stock include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding GLPI’s common stock or other comparable REITs;

•	actual or anticipated fluctuations in GLPI’s revenue stream or future prospects;

•	reaction to public announcements by GLPI following the merger;

•	strategic actions taken by GLPI or its competitors, such as acquisitions;

•	failure of GLPI to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to GLPI’s business and operations or the gaming industry;

•	changes in tax or accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•	sales of GLPI common stock by Pinnacle stockholders, members of GLPI’s management team or other significant shareholders.

If GLPI fails to remain qualified as a REIT, GLPI will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to its shareholders.

GLPI’s qualification as a REIT depends on GLPI’s satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. GLPI’s ability to satisfy the asset tests depends upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination. GLPI’s compliance with the REIT income and quarterly asset requirements also depends upon its ability to successfully manage the composition of its income and assets on an ongoing basis. Moreover, the proper classification of one or more of GLPI’s investments may be uncertain in some circumstances, which could affect the application of its REIT qualification. Accordingly, there can be no assurance that the IRS will not contend that GLPI does not satisfy the requirements for qualification and taxation as a REIT following the merger.

If GLPI were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to its shareholders would not be deductible by GLPI in computing its taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to GLPI’s shareholders, which in turn could have an adverse effect on the value of, and trading prices for, GLPI common stock. In addition, unless GLPI is entitled to relief under certain provisions of the Code, it would also be disqualified from taxation as a REIT for the four taxable years following the year during which it initially ceased to qualify as a REIT.

The future results of GLPI will suffer if GLPI does not effectively manage its expanded portfolio of properties following the completion of the merger and the failure to effectively manage its portfolio could have a material and adverse effect on GLPI’s business and its ability to make distribution to shareholders, as required for GLPI to continue to qualify as a REIT.

Following the completion of the transactions, the size of GLPI’s business will materially increase beyond the current size of GLPI’s business. GLPI’s future success depends, in part, upon its ability to manage this expanded business, which will pose challenges for management, including challenges related to acting as landlord to a larger portfolio of properties and associated increased costs and complexity. There can be no assurances that GLPI will be successful.

In addition, GLPI depends on its tenants to operate the properties that GLPI owns in a manner that generates revenues sufficient to allow the tenants to meet their obligations to GLPI, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of GLPI’s tenants to fulfill their obligations may depend, in part, upon the overall profitability of their operations. GLPI’s financial position could be materially weakened if any of its tenants were unable to meet their obligations to GLPI or failed to renew or extend any lease as such lease expires, or if GLPI were unable to lease or re-lease GLPI’s properties on economically favorable terms.

GLPI’s business will continue to be dependent on the gaming industry and may be susceptible to the risks associated with it, which could materially and adversely affect GLPI’s business, financial position or results of operations.

GLPI’s tenants are primarily in the business of operating gaming facilities. As a result, GLPI will be affected by the risks associated with the gaming industry. Therefore, following the merger, GLPI’s success will continue to be dependent on the gaming industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which GLPI and its tenants have no control. As GLPI is subject to risks inherent in substantial investments in a single industry, a decrease in the gaming business would likely have a greater adverse effect on GLPI’s business than if it owned a more diversified real estate portfolio, particularly because a component of the rent paid to GLPI is based, over time, on the performance of the gaming facilities operated by GLPI’s tenants on its properties.

Moreover, the operations of the facilities on GLPI’s properties are subject to disruptions or reduced patronage as a result of severe weather conditions, natural disasters and other casualty events. Because many of the facilities are located on or adjacent to bodies of water, they are subject to risks in addition to those associated with land-based facilities, including loss of service due to casualty, forces of nature, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather conditions. Because a component of the rent paid to GLPI is based, over time, on the performance of the gaming facilities operated by GLPI’s tenants a casualty that leads to the loss of use of a casino facility for an extended period may negatively affect GLPI’s revenues.

GLPI will be significantly dependent on two tenants and their respective subsidiaries until GLPI substantially diversifies its portfolio, and an event that has a material and adverse effect on either tenant’s respective business, financial position or results of operations could have a material and adverse effect on GLPI’s business, financial position or results of operations.

Following completion of the merger, substantially all of GLPI’s revenue will be based on the revenue derived under the master leases with Pinnacle and Penn. Because these master leases are triple-net leases, GLPI will depend on Pinnacle and Penn to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these leased properties and to indemnify, defend and hold GLPI harmless from and against various claims, litigation and liabilities arising in connection with their businesses. There can be no assurance that either Pinnacle or Penn will have sufficient assets, income or access to financing to enable them to satisfy their payment obligations under the master leases. The inability or unwillingness of either Pinnacle or Penn to meet their subsidiaries’ rent obligations and other obligations under the master leases, in each case, could materially and adversely affect GLPI’s business, financial position or results of operations, including GLPI’s ability to pay dividends to its shareholders as required to maintain its status as a REIT.

Due to GLPI’s dependence on rental payments from Pinnacle and Penn (and their respective subsidiaries) as GLPI’s primary source of revenue, GLPI may be limited in its ability to enforce its rights under the master leases or to terminate the master leases with respect to any particular property. Failure by Pinnacle or Penn to comply with the terms of their respective master leases or to comply with the gaming regulations to which the leased properties are subject could require GLPI to find another lessee for such leased property and there could be a decrease or cessation of rental payments by either Pinnacle or Penn, as the case may be. In such event, GLPI may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing GLPI’s rental revenues.

Under the separation agreement, Pinnacle will have to indemnify GLPI for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure GLPI against the full amount of such liabilities, or that Pinnacle’s ability to satisfy its indemnification obligation will not be impaired in the future.

Under the separation agreement, Pinnacle will agree to indemnify GLPI for certain liabilities. However, third parties could seek to hold GLPI responsible for any of the liabilities that Pinnacle will agree to retain, and there can be no assurance that Pinnacle will be able to fully satisfy its indemnification obligations. Even if GLPI ultimately succeeds in recovering from Pinnacle any amounts for which GLPI is held liable, GLPI may be temporarily required to bear these losses while seeking recovery from Pinnacle.

GLPI has a material amount of indebtedness that involves debt service obligations, exposes GLPI to interest rate fluctuations and exposes GLPI to the risk of default under its debt obligations and GLPI expects to incur more indebtedness in connection with the transactions contemplated by the merger agreement.

GLPI has a material amount of indebtedness and debt service requirements. As of September 30, 2015 GLPI had approximately $2.5 billion in long-term indebtedness, consisting of:

•	approximately $490 million of total indebtedness outstanding under GLPI’s $1 billion senior unsecured credit facility (including $0.9 million of contingent obligations under letters of credit);

•	$2.05 billion of outstanding unsecured senior notes; and

•	approximately $1.41 million capital lease obligation related to certain assets.

In addition, GLPI expects to incur more indebtedness in connection with the transactions. GLPI’s material indebtedness could have important consequences to you, including the following:

•	it may limit GLPI’s ability to obtain additional debt or equity financing for working capital, capital expenditures, acquisitions, debt service requirements and general corporate or other purposes;

•	a material portion of GLPI’s cash flows will be dedicated to the payment of principal and interest on GLPI’s indebtedness, including indebtedness it may incur in the future, and will not be available for other purposes, including to pay dividends and make acquisitions;

•	it could limit GLPI’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and place GLPI at a competitive disadvantage compared to its competitors that have less debt or are less leveraged;

•	it could make GLPI more vulnerable to downturns in general economic or industry conditions or in GLPI’s business, or prevent GLPI from carrying out activities that are important to its growth;

•	it could increase GLPI’s interest expense if interest rates in general increase because GLPI’s indebtedness under the senior unsecured credit facility bears interest at floating rates;

•	it could limit GLPI’s ability to take advantage of strategic business opportunities; and

•	it could make it more difficult for GLPI to satisfy its obligations with respect to its indebtedness, including under the notes, and any failure to comply with the obligations of any of GLPI’s debt instruments, including any financial and other restrictive covenants, could result in an event of default under the indenture governing the notes or under the agreements governing GLPI’s other indebtedness which, if not cured or waived, could result in the acceleration of GLPI’s indebtedness under the senior credit facility and under the notes.

GLPI cannot assure you that its business will generate sufficient cash flow from operations, or that future borrowings will be available to GLPI under its senior unsecured credit facility or from other debt financing, in an amount sufficient to enable GLPI to pay its indebtedness, including the notes, or to fund its other liquidity needs. If GLPI does not generate sufficient cash flow from operations to satisfy its debt service obligations, including payments on the notes, GLPI may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets or seeking to raise additional capital, including by issuing equity securities or securities convertible into equity securities. GLPI’s ability to restructure or refinance its indebtedness will depend on the capital markets and its financial condition at such time. Any refinancing of GLPI’s indebtedness could be at higher interest rates and may require GLPI to comply with more onerous covenants, which could further restrict its business operations. GLPI’s inability to generate sufficient cash flow to satisfy its debt service requirements, including the inability to service the notes, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position and results of operations, as well as on GLPI’s ability to satisfy its obligations in respect of the notes. To the extent that GLPI will incur additional indebtedness or such other obligations, the risks associated with GLPI’s leverage, including its possible inability to service its debt, would increase.

Adverse changes in GLPI’s credit rating may affect GLPI’s borrowing capacity and borrowing terms.

GLPI’s outstanding debt is periodically rated by nationally recognized credit rating agencies. The credit ratings are based upon GLPI’s operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to both GLPI’s industry and the economic outlook. GLPI’s credit rating may affect the amount of capital GLPI can access, as well as the terms of any financing GLPI obtains. Because GLPI relies in part on debt financing to fund growth, adverse changes in GLPI’s credit rating may have a negative effect on GLPI’s future growth.

If GLPI cannot obtain additional capital, GLPI’s growth may be limited.

In order to qualify and maintain GLPI’s qualification as a REIT each year, GLPI is required to distribute at least 90% of GLPI’s REIT taxable income, excluding net capital gains, to GLPI’s shareholders. As a result, GLPI’s retained earnings available to fund acquisitions, development, or other capital expenditures are nominal, and GLPI relies upon the availability of additional debt or equity capital to fund these activities. GLPI’s long-term ability to grow through acquisitions or development, which is an important component of GLPI’s strategy, will be limited if GLPI cannot obtain additional debt financing or raise equity capital. Market conditions may make it difficult to obtain debt financing or raise equity capital, and GLPI cannot assure you that GLPI will be able to obtain additional debt or equity financing or that GLPI will be able to obtain such capital on favorable terms.

After the merger is completed, Pinnacle stockholders will become shareholders of a Pennsylvania corporation and have their rights as shareholders governed by GLPI’s organizational documents and Pennsylvania law.

Upon consummation of the merger, Pinnacle stockholders will receive GLPI common stock that will be governed by GLPI’s organizational documents and the PBCL. For a detailed discussion of the differences between rights as a stockholders of Pinnacle and rights as a shareholder of GLPI, see “Comparison of Rights of Common Shareholders of GLPI and Common Stockholders of Pinnacle.”

GLPI is expected to incur substantial expenses related to the completion of the transactions.

The combined company is expected to incur substantial expenses in connection with the completion of the transactions. While GLPI and Pinnacle have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses.

Other Risk Factors of GLPI and Pinnacle

GLPI’s and Pinnacle’s businesses are and will be subject to the risks described above. In addition, GLPI and Pinnacle are, and will continue to be subject to the risks described in GLPI’s and Pinnacle’s Annual Reports on Form 10-K (including, in the case of GLPI, Amendment No. 1 thereto on Form 10-K/A) for the fiscal year ended December 31, 2014, as updated by subsequent Quarterly Reports on Form 10-Q (including, in the case of GLPI, amendments thereto on Form 10-Q/A for the periods ended March 31, 2015 and June 30, 2015) and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. The risks described above and in those filings represent all known material risks with respect to GLPI’s and Pinnacle’s businesses. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT GLPI

Gaming and Leisure Properties, Inc.

On November 15, 2012, Penn announced that it intended to pursue a plan to separate the majority of its operating assets and real property assets into two publicly traded companies including an operating entity, and, through a tax-free spin-off of its real estate assets to holders of its common and preferred stock, a newly formed publicly traded REIT, GLPI (referred to previously in this joint proxy statement/prospectus as the “Penn spin-off”). In connection with the Penn spin-off, which was completed on November 1, 2013, Penn contributed to GLPI through a series of internal corporate restructurings substantially all of the assets and liabilities associated with Penn’s real property interests and real estate development business, as well as the assets and liabilities of the TRS properties in a tax-free distribution. As a result of the Penn spin-off, GLPI acquired substantially all of Penn’s former real property assets and leased back most of those assets to Penn for use by its subsidiaries, pursuant to the Penn master lease. Triple-net leases are leases in which the lessee pays rent to the lessor, as well as all taxes, insurance, and maintenance expenses that arise from the use of the property and are referred to as “triple-net leases” in this joint proxy statement/prospectus.

Following the Penn spin-off, GLPI became a self-administered and self-managed Pennsylvania REIT. GLPI’s primary business consists of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements. As of September 30, 2015, GLPI’s portfolio consisted of 21 gaming and related facilities—including the TRS properties, which GLPI operates through an indirect wholly owned subsidiary and the real property associated with 18 gaming and related facilities operated by Penn under the Penn master lease—and the real property associated with the Casino Queen in East St. Louis, Illinois. These facilities are geographically diversified across 12 states and contain approximately 7.0 million of rentable square feet.

Shares of GLPI Common Stock are Traded on NASDAQ under the Symbol “GLPI”

The principal executive offices of GLPI are located at 845 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania 19610, and its telephone number is (610) 401-2900. Additional information about GLPI and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Gold Merger Sub, LLC

Gold Merger Sub, LLC, a Delaware limited liability company (referred to previously in this joint proxy statement/prospectus as Merger Sub) is a direct, wholly owned subsidiary of GLPI. Merger Sub was formed by GLPI solely in contemplation of the transactions, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o Gaming and Leisure Properties, Inc., 845 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania and its telephone number is (610) 401-2900.

INFORMATION ABOUT PINNACLE

Pinnacle Entertainment, Inc.

Pinnacle is an owner, operator and developer of casinos, a racetrack and related hospitality and entertainment facilities. Pinnacle owns and operates 15 gaming facilities in Colorado, Indiana, Iowa, Louisiana, Missouri, Mississippi, Nevada and Ohio, of which fourteen will be subject to the master lease. Pinnacle also holds a majority interest in the racing license owner, and Pinnacle is a party to a management contract, for Retama Park Racetrack located outside of San Antonio, Texas. In addition to these properties, Pinnacle owns and operates a live and televised poker tournament series under the trade name Heartland Poker Tour.

Pinnacle’s mission is to increase stockholder value. Pinnacle seeks to increase revenues through enhancing the guest experience by providing its guests with their favorite games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service and guest rewards programs. Pinnacle seeks to improve profit by focusing on operational excellence and efficiency while meeting its guests’ expectations of value and reducing its leverage. Pinnacle’s long-term strategy includes disciplined capital expenditures to improve and maintain its existing properties, while growing the number and quality of its facilities by pursuing gaming entertainment opportunities it can improve, develop, or acquire. In making decisions, Pinnacle considers its stockholders, guests, team members and other constituents in the communities in which it operates.

Additional information about Pinnacle and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Shares of Pinnacle Common Stock are Traded on NASDAQ under the symbol “PNK”

The principal executive offices of Pinnacle are located at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, and its telephone number is (702) 541-7777. Additional information about Pinnacle and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

PNK Entertainment, Inc.

PNK Entertainment, Inc. (referred to previously in this joint proxy statement/prospectus as OpCo) is a Delaware corporation and a direct, wholly owned subsidiary of Pinnacle, formed on July 23, 2015 for the purpose of effecting the separation of Pinnacle’s real estate (except the Belterra Park property and excess land at certain locations) from its operations and spin-off of its operations into an independent publicly-traded company. Immediately following the closing of the merger, OpCo will be renamed “Pinnacle Entertainment, Inc.

GLPI SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to GLPI shareholders as part of a solicitation of proxies by the board of directors of GLPI for use at the GLPI special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides GLPI shareholders with important information about the GLPI special meeting and should be read carefully in its entirety.

Date, Time and Place of the GLPI Special Meeting

The GLPI special meeting will be held on [—], 2016 at the offices of Kozloff Stoudt, 2640 Westview Drive, Wyomissing, Pennsylvania 19610, at 10 a.m., local time.

Purposes of the GLPI Special Meeting

The GLPI special meeting is being held to consider and vote upon the following proposals:

•	Proposal 1: to approve the issuance of shares of GLPI common stock to Pinnacle stockholders in connection with the merger, referred to previously as the share issuance proposal; and

•	Proposal 2: to approve the adjournment of the GLPI special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, referred to previously as the GLPI adjournment proposal.

Recommendation of GLPI’s Board of Directors

The board of directors of GLPI recommends that the GLPI shareholders vote:

•	Proposal 1: “FOR” the approval of the share issuance proposal; and

•	Proposal 2: “FOR” the GLPI adjournment proposal.

GLPI’s board of directors unanimously determined that it is in the best interests of GLPI and its shareholders, and declared it advisable, to enter into the merger agreement, and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the share issuance proposal. GLPI’s board of directors recommends that GLPI shareholders vote “FOR” the share issuance proposal and “FOR” the GLPI adjournment proposal. See “The Merger—Recommendation of GLPI’s Board of Directors and Reasons for the Merger.”

This joint proxy statement/prospectus contains important information regarding these proposals and factors that GLPI shareholders should consider when deciding how to cast their votes. GLPI shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the share issuance proposal.

Attendance at the GLPI Special Meeting

Only GLPI shareholders of record as of the close of business on the record date, beneficial owners as of the close of business on the record date, holders of valid proxies for the special meeting and invited guests of GLPI may attend the special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are shareholders of record, beneficial owners or proxy holders.

•	A GLPI shareholder who holds shares directly registered in such shareholder’s name with GLPI’s transfer agent, Continental Stock Transfer & Trust (a “shareholder of record”), who wishes to attend the special meeting in person should bring government-issued photo identification.

•	A shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (a “beneficial owner”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification; and

•	proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of GLPI shares (a “proxy holder”) who wishes to attend the special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the GLPI shareholder; and

•	proof of the signing shareholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent shareholders from being admitted to the GLPI special meeting.

Record Date

The record date for the determination of shareholders entitled to notice of and to vote at the GLPI special meeting is the close of business on February 8, 2016. Only GLPI shareholders who held shares of record at the close of business on February 8, 2016 are entitled to vote at the special meeting and any adjournment or postponement of the special meeting, so long as such shares remain outstanding on the date of the special meeting.

Outstanding Shares as of Record Date

As of the close of business on the record date, there were 117,265,314 shares of GLPI common stock outstanding, held by 521 holders of record (in each case, including restricted shares entitled to vote), and no shares of GLPI preferred stock outstanding. Each share of GLPI common stock entitles its holder of record to one vote at the GLPI special meeting. GLPI common stock is the only class of stock entitled to vote at the special meeting, and holders of GLPI common stock are entitled to vote on each proposal presented.

A complete list of registered GLPI shareholders entitled to vote at the GLPI special meeting will be available for inspection at the principal place of business of GLPI at 845 Berkshire Blvd., Suite 200, Wyomissing, PA 19610, during regular business hours for a period of no less than 10 days before the special meeting and at the place of the GLPI special meeting during the meeting.

Shareholder Voting Agreements with Pinnacle

Concurrently with the execution of the merger agreement, Pinnacle entered into voting agreements with certain shareholders of GLPI, including (1) the Carlino Group, which collectively beneficially owns approximately 12% of GLPI’s outstanding shares (excluding shares beneficially owned in respect of vested options that are not currently capable of being voted) and (2) the Fortress Group, which collectively beneficially owns approximately 9% of GLPI’s outstanding shares. The voting agreements generally require, subject to certain exceptions, such shareholders to vote all of the shares of GLPI common stock beneficially owned by them and capable of being voted in favor of adoption of the share issuance proposal and certain related matters as applicable and against matters that would reasonably be expected to prevent, impede, materially delay or materially impair the ability of GLPI to consummate the merger.

Quorum

In order for business to be conducted at the special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of GLPI common stock entitled to vote at the special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions and broker non-votes (only when accompanied by broker votes with respect to at least one matter at the meeting), will count towards the quorum. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such shareholder’s shares on how to vote those shares on a particular proposal.

Vote Required

The votes required for each proposal are as follows:

Proposal 1—the share issuance proposal. The affirmative vote, in person or by proxy, of a majority of the votes cast on the share issuance proposal by the holders of shares of GLPI common stock is required to approve the proposal. The required vote on the share issuance proposal is based on the number of shares voted—not the number of shares outstanding. Abstentions are treated as votes cast and, as a result, any abstention from voting by a GLPI shareholder will have the same effect as a vote against the share issuance proposal. The failure of any GLPI shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) will not be counted in determining the votes cast in connection with the share issuance proposal. Because the share issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the share issuance proposal and will not be able to vote on the share issuance proposal absent instructions from the beneficial owner. As a result, the failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will have the effect of not being counted in determining the votes cast in connection with the share issuance proposal.

Proposal 2—the GLPI adjournment proposal. The affirmative vote, in person or by proxy, of a majority of the votes cast on the GLPI adjournment proposal by the holders of shares of GLPI common stock is required to approve the proposal. The required vote on the GLPI adjournment proposal is based on the number of shares voted—not the number of shares outstanding. Abstentions are treated as votes cast and, as a result, any abstention from voting by a GLPI shareholder will have the same effect as a vote against the GLPI adjournment proposal. The failure of any GLPI shareholder to submit a vote (i.e., not submitting a proxy and not voting in person) will not be counted in determining the votes cast in connection with the GLPI adjournment proposal. Because the GLPI adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the GLPI adjournment proposal and will not be able to vote on the GLPI adjournment proposal absent instructions from the beneficial owner. As a result, the failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will have the effect of not being counted in determining the votes cast in connection with the GLPI adjournment proposal.

How to Vote

GLPI shareholders as of the record date may have their shares voted by submitting a proxy or may vote in person at the special meeting by following the instructions provided on the enclosed proxy card. GLPI recommends that GLPI shareholders entitled to vote submit a proxy even if they plan to attend the special meeting.

GLPI shareholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. GLPI shareholders who hold their shares beneficially and wish to vote in person at the special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

GLPI shareholders of record may submit a proxy in one of three ways or vote in person at the special meeting:

•	Internet: GLPI shareholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2016. Shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded.

•	Telephone: GLPI shareholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on [—], 2016. Easy-to-follow voice prompts will guide shareholders through the voting and allow them to confirm that their instructions have been properly recorded.

•	Mail: GLPI shareholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. GLPI shareholders who vote this way should mail the proxy card early enough so that it is received before the date of the special meeting.

•	In Person: GLPI shareholders may vote in person at the special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

GLPI shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of GLPI’s board of directors.

Proxies and Revocation

GLPI shareholders of record may revoke their proxies at any time before their shares are voted at the GLPI special meeting in any of the following ways:

•	sending a written notice of revocation to GLPI at 845 Berkshire Blvd., Suite 200, Wyomissing, Pennsylvania, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•	properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the GLPI special meeting and voting in person.

GLPI beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Judge of Election

The board of directors of GLPI has selected a representative of Ballard Spahr LLP to act as the judge of election at the GLPI special meeting.

Solicitation of Proxies

GLPI will pay for the proxy solicitation costs related to the GLPI special meeting. In addition to sending and making available these materials, some of GLPI’s directors, officers and other employees may solicit proxies by contacting GLPI shareholders by telephone, by mail, by e-mail or in person. GLPI shareholders may also be solicited by press releases issued by GLPI and/or Pinnacle, postings on GLPI’s or Pinnacle’s websites and advertisements in periodicals. None of GLPI’s directors, officers or employees will receive any extra compensation for their solicitation services. GLPI has also retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for an estimated fee of approximately $25,000, plus reasonable out-of-pocket expenses. GLPI will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of GLPI common stock and obtaining their proxies.

Adjournments

The GLPI special meeting may be adjourned in the absence of a quorum by the chairman of the meeting or the affirmative vote of holders of a majority of the GLPI shares present in person or represented by proxy at the special meeting and entitled to vote at the special meeting.

Even if a quorum is present, the GLPI special meeting could be adjourned in order to provide more time to solicit additional proxies in favor of approval of the share issuance proposal if a majority of votes are cast in favor of the GLPI adjournment proposal. If after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the special meeting.

No Dissenters’ Rights

Under the PBCL as well as the governing documents of GLPI, the shareholders of GLPI are not entitled to appraisal rights or dissenters’ rights in connection with the share issuance proposal.

Other Matters

At this time, GLPI knows of no other matters to be submitted at the GLPI special meeting.

Householding of Special Meeting Materials

Unless GLPI has received contrary instructions, GLPI may send a single copy of this joint prospectus/ proxy statement and notice to any household at which two or more shareholders reside if GLPI believes the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Questions and Additional Information

GLPI shareholders may contact GLPI’s proxy solicitor, MacKenzie Partners, Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at MacKenzie Partners, Inc., 105 Madison Avenue New York, NY 10016. Shareholders may call MacKenzie Partners Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885.

PINNACLE SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Pinnacle stockholders as part of a solicitation of proxies by the board of directors of Pinnacle for use at the Pinnacle special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Pinnacle stockholders with information about the Pinnacle special meeting and should be read carefully in its entirety.

Date, Time and Place of the Pinnacle Special Meeting

The Pinnacle special meeting will be held on [—], 2016, beginning at 10:00 a.m., local time, at L’Auberge Casino & Hotel Baton Rouge, 777 L’Auberge Avenue, Baton Rouge, Louisiana 70820.

Purposes of the Pinnacle Special Meeting

The Pinnacle special meeting is being held to consider and vote upon the following proposals:

•	Proposal 1. to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, referred to previously as the merger agreement proposal;

•	Proposal 2. to approve, on a non-binding advisory basis, the compensation to be paid to Pinnacle’s named executive officers that is based on or otherwise relates to the merger, referred to previously as the compensation proposal; and

•	Proposal 3. to vote to adjourn the Pinnacle special meeting, if necessary or appropriate, in the view of the Pinnacle board, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes at the time of such adjournment to approve the merger agreement, referred to previously as the Pinnacle adjournment proposal.

Recommendation of Pinnacle’s Board of Directors

The board of directors of Pinnacle recommends that the Pinnacle stockholders vote:

•	Proposal 1: “FOR” the merger agreement proposal;

•	Proposal 2: “FOR” the compensation proposal; and

•	Proposal 3: “FOR” the Pinnacle adjournment proposal.

Pinnacle’s board of directors unanimously determined that it is advisable and in the best interests of Pinnacle’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and resolved to recommend adoption of the merger agreement by Pinnacle’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of Pinnacle’s stockholders.

In considering the recommendations of Pinnacle’s board of directors, Pinnacle stockholders should be aware that some of Pinnacle’s directors and executive officers may have interests that are different from, or in addition to, the interests of Pinnacle stockholders more generally. For more information see the section titled “The Merger—Interests of Certain Pinnacle Persons in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Pinnacle provides its shareholders with the opportunity to vote to approve, on an advisory non-binding basis, the payment of certain compensation that will or may become payable by Pinnacle to its named executive officers in connection with the merger:

“RESOLVED, that the stockholders of Pinnacle Entertainment, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable to Pinnacle’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K.”

Pinnacle stockholders should note that the compensation proposal is merely an advisory vote which will not be binding on Pinnacle, GLPI or their respective board of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Pinnacle named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Pinnacle stockholders should consider when deciding how to cast their votes. Pinnacle stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the merger and other transactions contemplated by the merger agreement, including the spin-off and the merger.

Attendance at the Pinnacle Special Meeting

Only Pinnacle stockholders of record as of the record date, beneficial owners as of the record date, holders of valid proxies for the special meeting and invited guests of Pinnacle may attend the Pinnacle special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

•	A Pinnacle stockholder who holds shares directly registered in such stockholder’s name with Pinnacle’s transfer agent, American Stock Transfer and Trust Company, LLC (a “stockholder of record”), who wishes to attend the Pinnacle special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Pinnacle common stock who wishes to attend the Pinnacle special meeting in person should bring:

•	government-issued photo identification; and

•	proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A proxy holder who wishes to attend the Pinnacle special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Pinnacle stockholder; and

•	proof of the signing stockholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the Pinnacle special meeting.

Pinnacle is able to provide reasonable assistance to help persons with disabilities participate in the special meeting if Pinnacle is notified in writing in advance of requested accommodations. Please write to Pinnacle’s principal executive offices at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Attention: Corporate Secretary.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Pinnacle special meeting is February 8, 2016. Only Pinnacle stockholders who held shares of record at the close of business on February 8, 2016 are entitled to vote at the Pinnacle special meeting and any adjournment or postponement of the Pinnacle special meeting, as long as such shares remain outstanding on the date of the Pinnacle special meeting.

Outstanding Shares as of Record Date

As of the close of business on the record date, there were 61,074,913 shares of Pinnacle common stock outstanding, held by 1,796 holders of record. Each share entitles its holder of record to one vote at the Pinnacle special meeting. Pinnacle common stock is the only class of stock entitled to vote, and holders of Pinnacle common stock are entitled to vote on each proposal presented at the Pinnacle special meeting.

A complete list of registered Pinnacle stockholders entitled to vote at the Pinnacle special meeting will be available for inspection at the principal place of business of Pinnacle at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, during regular business hours for a period of no less than 10 days before the special meeting and at the place of the Pinnacle special meeting during the meeting.

Quorum

In order for business to be conducted at the Pinnacle special meeting, a quorum must be present. A quorum requires the presence, in person or by proxy, of holders of a majority of voting power of all the shares of stock entitled to vote at the Pinnacle special meeting. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which includes abstentions but excludes broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Vote Required

The votes required for each proposal are as follows:

Proposal 1—the merger agreement proposal. The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of Pinnacle common stock is required to adopt the merger agreement proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Pinnacle stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) and any abstention from voting by a Pinnacle stockholder will have the same effect as a vote against the merger agreement proposal. Because the merger agreement proposal 1 is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the merger agreement proposal, and will not be able to vote on the merger agreement proposal absent instructions from the beneficial owner. As a result, a broker non-vote will have the same effect as a vote “against” the merger agreement proposal.

Proposal 2—the compensation proposal. The affirmative vote, in person or by proxy, of a majority of the votes cast on the compensation proposal by the holders of shares of Pinnacle common stock is required to approve the proposal. The required vote on the compensation proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Pinnacle stockholder will have no effect on the outcome on the compensation proposal. The failure of any Pinnacle stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of the compensation proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the compensation proposal and will not be able to vote on compensation proposal. Broker non-votes will have no effect on the outcome of the compensation proposal. While Pinnacle’s board of directors intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on Pinnacle or GLPI, and, if the proposed merger with GLPI is approved by Pinnacle stockholders and consummated, the compensation will be payable even if the compensation proposal is not approved.

Proposal 3—the Pinnacle adjournment proposal. The affirmative vote, in person or by proxy, of a majority of the votes cast on the Pinnacle adjournment proposal by the holders of shares of Pinnacle common stock is required to approve the proposal. The required vote on the Pinnacle adjournment proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Pinnacle stockholder will have no effect on the outcome on the Pinnacle adjournment proposal. The failure of any Pinnacle stockholder to submit a vote (i.e., not submitting a proxy and not voting in person) will have no effect on the outcome of the Pinnacle adjournment proposal. Brokers, banks and other nominees do not have discretionary authority to vote on Proposal 3 and will not be able to vote Proposal 3 absent instructions from the beneficial owner. Broker non-votes will have no effect on the outcome of the adjournment proposal.

How to Vote

Pinnacle stockholders as of the close of business on the record date may have their shares voted by submitting a proxy or may vote in person at the Pinnacle special meeting by following the instructions provided on the enclosed proxy card. Pinnacle recommends that Pinnacle stockholders entitled to vote submit a proxy even if they plan to attend the special meeting.

Pinnacle stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2 and 3. Pinnacle stockholders who hold their shares beneficially and wish to vote in person at the special meeting must obtain a legal proxy.

Pinnacle stockholders of record may submit a proxy in one of three ways or vote in person at the Pinnacle special meeting:

•	Internet: Pinnacle stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until [—], on [—], 2016. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Pinnacle stockholders who submit a proxy this way should NOT send in their proxy card.

•	Telephone: Pinnacle stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until [—], on [—]. Pinnacle stockholders who submit a proxy this way should NOT send in their proxy card.

•	Mail: Pinnacle stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Pinnacle stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the special meeting.

•	In Person: Pinnacle stockholders may vote in person at the special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Pinnacle stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of Pinnacle’s board of directors.

Proxies and Revocation

Pinnacle stockholders of record may revoke their proxies at any time before their shares are voted at the Pinnacle special meeting in any of the following ways:

•	sending a written notice of revocation to Pinnacle at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Attention: Corporate Secretary, which must be received before their shares are voted at the special meeting;

•	properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via Internet or by telephone at a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Pinnacle special meeting and voting in person. Attendance at the special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Pinnacle beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The board of directors of Pinnacle has appointed a representative of First Coast Results, Inc. to act as the inspector of election at the Pinnacle special meeting.

Solicitation of Proxies

Pinnacle will pay for the proxy solicitation costs related to the Pinnacle special meeting. In addition to sending and making available these materials, some of Pinnacle’s directors, officers and other employees may solicit proxies by contacting Pinnacle stockholders by telephone, by mail, by e-mail or in person. Pinnacle stockholders may also be solicited by press releases issued by Pinnacle and/or GLPI, postings on Pinnacle’s or GLPI’s websites and advertisements in periodicals. None of Pinnacle’s directors, officers or employees will receive any extra compensation for their solicitation services. Pinnacle has also retained D.F. King & Co., Inc. to assist in the solicitation of proxies for approximately $25,000, plus reasonable out-of-pocket expenses. Pinnacle will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Pinnacle common stock and obtaining their proxies.

Adjournments

The Pinnacle special meeting may be adjourned in the absence of a quorum by the affirmative vote of holders of a majority of the Pinnacle shares having voting power present in person or represented by proxy at the special meeting.

Even if a quorum is present, the Pinnacle special meeting could also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of Proposal 3.

If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting.

No Appraisal Rights

Under the DGCL as well as the governing documents of Pinnacle, the stockholders of Pinnacle are not entitled to appraisal rights or dissenters’ rights in connection with the merger.

Other Matters

At this time, Pinnacle knows of no other matters to be submitted at the Pinnacle special meeting.

Householding of Special Meeting Materials

Unless Pinnacle has received contrary instructions, Pinnacle may send a single copy of this joint prospectus/proxy statement and notice to any household at which two or more stockholders reside if Pinnacle believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Questions and Additional Information

Pinnacle stockholders may contact Pinnacle’s proxy solicitor, D.F. King & Co., Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at 48 Wall Street, New York, NY 10005. Stockholders may call toll-free at 1-800-697-6975 or call collect at 1-212-269-5550.

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about each of GLPI and Pinnacle is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. See the section titled “Where You Can Find More Information.”

Effects of the Merger

On the closing date, before the effective time of the merger, Pinnacle will distribute to Pinnacle stockholders all of the issued and outstanding shares of common stock of OpCo, a newly formed wholly owned subsidiary of Pinnacle, containing Pinnacle’s operating assets and certain other specified assets. Then, upon satisfaction or waiver of the conditions to closing, on the closing date, Pinnacle will merge with and into Merger Sub, a wholly owned subsidiary of GLPI formed for the purpose of effecting the merger. Merger Sub will be the surviving company in the merger. At the effective time of the merger, each share of Pinnacle common stock issued and outstanding immediately prior to the effective time of the merger will be converted into 0.85 shares of a share of GLPI common stock, with cash paid in lieu of the issuance of fractional shares of GLPI common stock. In addition, Pinnacle will take all actions as may be necessary so that at the effective time of the merger, each Pinnacle stock option, restricted stock unit (including phantom stock unit awards, restricted stock unit awards, other stock unit awards, performance share grants, director other stock unit awards, deferred shares and any other similar instruments) and cash performance unit will be treated as described in “—Interests of Certain Pinnacle Persons in the Merger.”

Background of the Merger

GLPI is a self-administered and self-managed Pennsylvania REIT that was formed as part of the Penn spin-off. GLPI’s primary business consists of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements, and GLPI’s management has been seeking out and evaluating strategic acquisition opportunities since GLPI’s inception. As part of this ongoing evaluation process, GLPI’s management identified Pinnacle as a company with real estate assets that would fit into GLPI’s growth strategy.

As part of its ongoing evaluation of Pinnacle’s business, the Pinnacle board, together with senior management, regularly reviews opportunities to increase shareholder value. Pinnacle’s long-term strategy has included disciplined capital expenditures to improve and maintain its existing properties, while growing the number and quality of its facilities by pursuing gaming entertainment opportunities it believes it can improve, develop, or acquire. In recent years, Pinnacle has focused on increasing shareholder value through, among other things, acquiring Ameristar Casinos, Inc. and successfully integrating its operations into Pinnacle’s business, opening the Belterra Park Gaming and Entertainment Center property in Cincinnati, Ohio and a 150-room hotel at its Boomtown New Orleans Casino in New Orleans, Louisiana, expanding its River City Casino in St. Louis, completing the sales of its Ameristar Casino Lake Charles development and its ownership interests in its subsidiaries that operate the Lumiére Place Casino, HoteLumiere, the Four Seasons Hotel St. Louis, and related excess land parcels. In addition, Pinnacle regularly engages with its stockholders to understand their perspectives on the most effective ways to increase shareholder value.

Following Penn’s announcement of the Penn spin-off on November 15, 2012, Pinnacle’s management and board have considered the possibility of pursuing a separation of Pinnacle’s real estate from its operating business. From time to time since the announcement of the Penn spin-off, Pinnacle stockholders have recommended that Pinnacle explore such a separation transaction. However, at that time, Pinnacle’s focus had primarily been the successful integration of the Ameristar acquisition.

In mid-2014, Pinnacle began to explore in greater detail the possibility of separating its real estate assets from its operating assets, and retained Goldman Sachs & Co. (“Goldman Sachs”) as its financial advisor and Skadden as its legal advisor in connection with such review.

At a meeting of the Pinnacle board of directors held on August 18, 2014, members of Pinnacle’s management team, as well as representatives of Goldman Sachs and Skadden, reviewed with the Pinnacle board a preliminary assessment of the potential feasibility of such a separation transaction. At this meeting, the Pinnacle board of directors directed management to continue to work with Pinnacle’s advisors to further assess the feasibility and desirability of pursuing a REIT separation transaction.

The Pinnacle board of directors met on October 7 and October 8, 2014 and received an update regarding the work being done by management and Pinnacle’s financial and legal advisors regarding the possibility of pursuing a REIT separation transaction and other alternatives potentially available to Pinnacle. Representatives of Pinnacle’s management, Goldman Sachs and Skadden were in attendance at the meeting. At this meeting, the Pinnacle board of directors received an update from management and Pinnacle’s advisors on the potential REIT separation transaction. The Pinnacle board considered the assessment regarding the feasibility of implementing a REIT separation transaction and the additional analysis and work that would need to be performed to implement such a transaction and directed management to begin taking steps to effect the potential REIT separation transaction.

The Pinnacle board of directors met on October 27, 2014. Representatives of Pinnacle’s management, Goldman Sachs and Skadden were in attendance at the meeting. At this meeting, the Pinnacle board received an update from management and Pinnacle’s advisors on the potential REIT separation transaction and discussed the possible adoption of a stockholder rights plan to help maintain the ability to pursue a REIT separation transaction (which rights plan was subsequently adopted).

On November 6, 2014, Pinnacle announced that the Pinnacle board had approved a plan to pursue a separation of Pinnacle’s operating assets and its real estate assets into two publicly traded companies (the “REIT Separation Plan”) through the creation of a newly formed, publicly traded REIT that would be distributed to Pinnacle stockholders in a tax-free spin-off, with Pinnacle remaining an operating entity following the transaction. In its announcement, Pinnacle noted that while it had conducted substantial analysis of the feasibility of implementing the REIT Separation Plan, a significant amount of work remained to be completed, with a number of hurdles to be cleared to complete the transaction, including: receipt of a favorable private letter ruling from the Internal Revenue Service; identification and appointment of senior executive leadership of the newly formed REIT; negotiation and execution of a master lease agreement between the newly formed REIT and the operating company, as well as other separation arrangements; gaming regulatory approvals; SEC filings related to the REIT Separation Plan; and debt financing transactions. Pinnacle also noted that it intended to pursue equity financing of approximately $1 billion to reduce its balance sheet leverage and for general corporate purposes.

In the months that followed, Pinnacle progressed the REIT Separation Plan, including by submitting a private letter ruling request to the Internal Revenue Service on December 19, 2014, developing plans with respect to the proposed financing in connection with such transaction and formulating a plan to separate Pinnacle’s operating assets from its real estate assets.

The GLPI board of directors met on November 18, 2014, with representatives of GLPI’s management in attendance. At this meeting, members of GLPI management discussed with the GLPI board of directors management’s analysis of Pinnacle’s REIT Separation Plan based on public information. The GLPI board of directors and management also discussed the potential opportunity for GLPI to create value for GLPI while also providing enhanced value and certainty to Pinnacle’s stockholders relative to the REIT Separation Plan by pursuing a strategic transaction between GLPI and Pinnacle involving the acquisition of Pinnacle’s real estate assets by GLPI. The GLPI board of directors instructed management to continue evaluating a potential transaction with Pinnacle, including reaching out to Pinnacle’s senior management to gauge Pinnacle’s interest in exploring a potential transaction.

On November 24, 2014, Anthony Sanfilippo, Chief Executive Officer of Pinnacle, and Carlos Ruisanchez, President and Chief Financial Officer of Pinnacle, met with Peter Carlino, Chairman and Chief Executive Officer of GLPI, in New York City. While no specific potential strategic transaction between the parties was discussed, during the course of the meeting Mr. Carlino inquired whether Pinnacle had considered a taxable transaction involving the separation of its real estate assets from its operating assets, and Mr. Ruisanchez noted potentially significant transaction costs in any such transaction structure. In the fall of 2014 and in early 2015, Steven Snyder, GLPI’s Senior Vice President of Corporate Development, spoke with an investment banker at Goldman Sachs on several occasions indicating potential interest in a strategic transaction involving Pinnacle’s real estate assets.

In early January 2015, certain third parties contacted members of Pinnacle’s management to indicate potential interest in providing financing in connection with the REIT Separation Plan or other possible transactions involving Pinnacle’s real estate but not involving a merger or acquisition of Pinnacle.

On January 16, 2015, Mr. Carlino and Mr. Sanfilippo had a telephone call during the course of which Mr. Carlino advised that he would be sending a letter indicating GLPI’s interest in a transaction between GLPI and Pinnacle. Following that call, Mr. Carlino sent a letter, a draft of which GLPI management had previously distributed to the GLPI board of directors and received its authorization to distribute to Pinnacle, to Mr. Sanfilippo expressing GLPI’s interest in pursuing a taxable merger transaction with Pinnacle, as an alternative to the REIT Separation Plan, pursuant to which Pinnacle would spin off Pinnacle’s operating assets into a newly formed, publicly traded company and GLPI would acquire Pinnacle’s real estate assets, in exchange for GLPI common stock, for an enterprise value of the acquired assets of $3.75 billion (based on the assumptions set forth in the proposal) (the “January 16 Proposal”). The same day, Mr. Sanfilippo communicated the January 16 Proposal to the Pinnacle Board.

On January 27, 2015, Mr. Sanfilippo informed Mr. Carlino that Pinnacle’s management team would send Mr. Carlino a list of specific questions regarding GLPI’s January 16 Proposal. Mr. Sanfilippo and Mr. Carlino also discussed scheduling an in-person meeting on February 18, 2015 in New York City to discuss such proposal. The next day, Mr. Carlino informed Mr. Sanfilippo that GLPI would be available for an in-person meeting on February 18, 2015.

On February 2, 2015, representatives of Pinnacle’s and GLPI’s senior management held a telephone call to discuss the January 16 Proposal. Those on the call included Mr. Ruisanchez, Geoffrey Goodman, Vice President of Strategic Planning, Analytics and Development of Pinnacle, William Clifford, Chief Financial Officer, Senior Vice President and Treasurer of GLPI and Desiree Burke, Chief Accounting Officer and Senior Vice President of GLPI. During the call, GLPI’s representatives explained certain of the assumptions underlying the January 16 Proposal.

On February 4, 2015, another party in the gaming and leisure industry (“Party A”) contacted Pinnacle’s management indicating its possible interest in a potential strategic transaction involving Pinnacle’s operating assets.

On February 5, 2015, GLPI provided additional information to Pinnacle with respect to the financial aspects of its proposal.

On February 6, 2015, representatives of Morgan Stanley, GLPI’s financial advisor, contacted representatives of Goldman Sachs to discuss GLPI’s proposal. The representatives of Goldman Sachs indicated that they would follow up the next week with feedback on the January 16 Proposal.

A regularly scheduled meeting of the Pinnacle board of directors was held on February 10, 2015 at which representatives of Pinnacle’s management were present. At that meeting, members of Pinnacle management provided an update regarding the status of the REIT Separation Plan, the communications with Party A and analysis of that potential transaction, and updated the Pinnacle board of directors regarding GLPI’s January 16 Proposal and subsequent communications with GLPI. The Pinnacle board of directors determined to schedule a meeting for the following week to review further the January 16 Proposal and alternatives available to Pinnacle, and determined that management representatives should not meet with representatives of GLPI prior to that meeting. Following the meeting, the independent directors on the Pinnacle board of directors determined to retain additional legal counsel to represent the independent directors, and subsequently Mr. James Martineau, Chairman of the Pinnacle board, contacted Gibson, Dunn & Crutcher LLP (“Gibson”) to act as counsel to Pinnacle’s independent directors. Pinnacle’s independent directors are all of the Pinnacle directors other than Mr. Sanfilippo.

On February 13, 2015, Mr. Sanfilippo called Mr. Carlino to cancel the in-person meeting that the parties had previously discussed.

On February 19, 2015, the Pinnacle board of directors held a telephonic meeting at which representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson were present. At this meeting, the Pinnacle board reviewed the January 16 Proposal and certain other strategic alternatives potentially available to Pinnacle, including the REIT Separation Plan and the communications from Party A regarding its possible interest in a potential strategic transaction with Pinnacle. Representatives of Goldman Sachs reviewed financial aspects of the various alternatives available to Pinnacle. Representatives from Skadden and Gibson also discussed legal matters including the Pinnacle board’s fiduciary duties. Following discussions, the Pinnacle board determined that the January 16 Proposal did not adequately value Pinnacle’s real estate assets, and that Pinnacle’s management should continue to explore the strategic alternatives potentially available to Pinnacle, including a potential transaction with GLPI, the REIT Separation Plan and transactions with other parties that had contacted Pinnacle’s management. The independent members of Pinnacle’s board of directors then met separately to discuss the REIT Separation Plan and alternatives available to Pinnacle, and to receive legal advice from Gibson, after which Mr. Sanfilippo rejoined the meeting to receive guidance regarding next steps.

On February 20, 2015, Mr. Carlino and Mr. Sanfilippo had a telephone call in which they agreed to request that the parties’ respective financial advisors meet to discuss the January 16 Proposal and additional information provided on February 5, 2015. Later that day, Morgan Stanley and Goldman Sachs had a telephone call to discuss next steps and agreed that Morgan Stanley would provide Goldman Sachs with a list of high-priority due diligence requests and Goldman Sachs would provide Morgan Stanley with a form of nondisclosure agreement (an “NDA”) pursuant to which such due diligence information could be provided. Later that day Morgan Stanley sent Goldman Sachs the list of high-priority due diligence requests and Goldman Sachs sent Morgan Stanley a proposed NDA in order to facilitate discussions between Pinnacle and GLPI regarding a potential transaction. The draft NDA included “standstill” provisions that, subject to certain exceptions, would have prohibited GLPI from pursuing any form of public or unsolicited proposal with respect to Pinnacle.

On February 23, 2015, Messrs. Sanfilippo and Carlino had a telephone call to discuss the draft NDA sent by Goldman Sachs. Mr. Sanfilippo communicated Pinnacle’s willingness to provide due diligence information if an appropriate NDA, including a standstill provision, could be agreed to between the parties. During this call, it was suggested that the parties’ respective General Counsels, Mr. Godfrey of Pinnacle and Brandon Moore of GLPI, have a call to further discuss the terms of the proposed NDA.

On February 25, 2015, Messrs. Godfrey and Moore had a telephone call to discuss the terms of the NDA. The parties expressed differing views as to whether the NDA should contain a “standstill” provision, with GLPI taking the position that no such provision should be included. That same day, GLPI sent Pinnacle a revised draft of the NDA, which did not contain a standstill provision, along with a list of priority diligence requests.

On February 27, 2015, Mr. Sanfilippo sent a letter to Mr. Carlino stating that Pinnacle’s board had determined the January 16 Proposal did not adequately value Pinnacle’s real estate assets, and that Pinnacle would be willing to share confidential information with GLPI under an acceptable NDA in order to explore whether there would be a path to a more attractive transaction for Pinnacle’s stockholders. That same day representatives of Pinnacle’s and GLPI’s senior management communicated regarding the parties’ respective positions regarding the terms of the NDA, with no resolution.

On March 3, 2015, the GLPI board of directors held a telephonic meeting at which members of GLPI management were also in attendance. At this meeting, GLPI management updated the GLPI board of directors on developments in GLPI’s attempts to engage with Pinnacle with respect to a transaction between the companies and provided the GLPI board of directors with a detailed overview of GLPI’s most recent proposal to Pinnacle. The GLPI board of directors also discussed with management the potential benefits and risks of making GLPI’s proposal public as a means of facilitating and accelerating progress towards an agreed transaction with Pinnacle, and determined to authorize GLPI management to do so.

On March 4, 2015, representatives of Pinnacle’s senior management spoke with members of senior management of Party A and scheduled a meeting for March 18, 2015 to discuss the possibility of a potential strategic transaction between the parties.

On March 6, 2015, Mr. Carlino sent a letter with a revised proposal to Mr. Sanfilippo regarding a taxable transaction pursuant to which GLPI would acquire, in exchange for GLPI common stock, Pinnacle’s real estate assets for an enterprise value of $4.1 billion (based on the assumptions set forth in the proposal) (the “March 6 Proposal”) and a request that Pinnacle respond to the March 6 Proposal by the close of business on March 9, 2015.

Later on March 6, 2015, a representative of Morgan Stanley called a representative of Goldman Sachs to follow up on Mr. Carlino’s email and discuss next steps. The representative of Goldman Sachs indicated that while Pinnacle’s board of directors was reviewing the proposal, it was unlikely that GLPI would receive a substantive response to Mr. Carlino’s email by the March 9, 2015 date that Mr. Carlino had requested and they believed that GLPI’s March 6 Proposal was unlikely to be accepted. In a follow-up call on March 8, 2015, representatives of Goldman Sachs reiterated to representatives of Morgan Stanley the same view.

On March 9, 2015, Mr. Sanfilippo emailed Mr. Carlino acknowledging receipt of the March 6 Proposal and indicated that such proposal was being reviewed by the Pinnacle board of directors. Shortly thereafter on that same day, GLPI sent a letter to the Pinnacle Board of directors describing the March 6 Proposal in greater detail and issued a press release (which included a copy of GLPI’s proposal letter) and an investor presentation regarding the March 6 Proposal.

On March 12, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden, and Gibson were in attendance at the meeting. Representatives from Goldman Sachs then discussed the financial aspects of the March 6 Proposal and offered perspectives on potential alternatives available to Pinnacle. Representatives from Skadden and Gibson also discussed certain legal matters, including directors’ duties. After discussion, the Pinnacle board of directors concluded that the March 6 Proposal did not adequately value Pinnacle’s real estate assets and determined to continue to pursue the steps necessary to implement the REIT Separation Plan, as well as to continue to explore potential third party interest in a transaction, including with GLPI and Party A.

On March 13, 2015, Mr. Carlino sent a letter to Mr. Sanfilippo reiterating the March 6 Proposal and GLPI’s outstanding diligence requests, suggesting that the senior management teams of both companies meet to negotiate a transaction.

On March 15, 2015, members of Pinnacle’s senior management contacted representatives of a third party in the gaming and leisure industry (“Party B”) to gauge its interest in a potential strategic transaction involving Pinnacle.

On March 16, 2015, Mr. Sanfilippo sent a letter to Mr. Carlino indicating that the Pinnacle board of directors had unanimously determined that the March 6 Proposal did not adequately value Pinnacle’s real estate assets, but that Pinnacle would be willing to explore a potential transaction and provide the limited due diligence information requested by GLPI on the condition that GLPI enter into an acceptable NDA that, while not itself including any standstill provisions, would include as an exhibit the form of a NDA with a standstill which the parties would commit to execute if Pinnacle provided any further information beyond the limited due diligence already requested by GLPI. Drafts of both versions of the NDA were included in the e-mail containing the letter.

On March 17, 2015, Mr. Moore and Mr. Godfrey held a telephone call to discuss the two versions of the NDA sent by Mr. Sanfilippo.

On March 18, 2015, members of Pinnacle’s senior management met with members of senior management of Party A to discuss a potential transaction involving Pinnacle’s operating assets. That same day, members of Pinnacle’s senior management had a call with members of senior management of Party B to discuss a potential transaction involving Pinnacle’s operating assets and certain assets of Party B. In addition, on March 18, 2015, GLPI sent a revised draft of the NDA to Pinnacle, which removed the references to a future agreement containing standstill provisions.

On March 19, 2015, the Pinnacle board of directors held a telephonic meeting at which representatives of Pinnacle’s management, Goldman Sachs, Skadden, and Gibson were in attendance. Pinnacle’s management updated the Pinnacle board of directors on its communications with GLPI, the feedback it had received from Pinnacle’s stockholders and a review of the market’s reaction to the March 6 Proposal, as well as the discussions they had with Party A and Party B. Representatives of Goldman Sachs also offered perspectives on the alternatives potentially available to Pinnacle. Representatives from Goldman Sachs, Skadden and Gibson then offered advice regarding potential next steps. After discussion, the Pinnacle board of directors determined that Pinnacle should execute an NDA not containing a standstill with GLPI, which would apply to the provision of limited information requested by GLPI, so that GLPI could further develop its proposal. The Pinnacle board of directors also authorized management and Goldman Sachs to continue discussions with other interested third parties regarding a potential transaction, including Party A and Party B. The independent members of Pinnacle’s board of directors then met separately with representatives from Gibson to discuss Pinnacle’s current situation, during which representatives of Gibson provided legal advice and observations on the process undertaken to date.

On March 20, 2015, Pinnacle and GLPI executed an NDA without a standstill, pursuant to which Pinnacle would provide certain limited information to GLPI, including certain tax and financial information.

On March 23, 2015, Goldman Sachs provided Morgan Stanley with certain of the due diligence information that GLPI had requested from Pinnacle, including summary information relating to Pinnacle’s estimated tax basis, net operating loss carryforward position and accumulated earnings and profits.

On March 25, 2015, Pinnacle’s senior management met with members of senior management of Party A to discuss a potential transaction involving Pinnacle’s operating assets. During this meeting, Party A discussed a preliminary framework with respect to a potential strategic transaction, which involved purchasing Pinnacle’s operating assets and separating Pinnacle’s real estate into an independent, publicly traded REIT.

On March 25, 2015, GLPI submitted to Pinnacle a list of follow-up questions and supplemental requests related to the due diligence information that had been provided by Goldman Sachs.

On March 26, 2015, representatives of GLPI and representatives of Pinnacle held a conference call in which they discussed the due diligence information that Pinnacle had provided on March 23, 2015 and related matters. The representatives of Pinnacle indicated that certain additional due diligence information that GLPI had requested was in the process of being prepared and would be sent when available.

On March 27, 2015, following several communications between representatives of each of Pinnacle and Party B, Pinnacle’s senior management met with members of senior management of Party B to discuss potential transaction structures involving Pinnacle. That same day, representatives of Goldman Sachs spoke with Party A’s financial advisor and informed it that Party A’s proposal did not adequately value Pinnacle’s assets when compared to other alternatives potentially available to Pinnacle.

On March 31, 2015, Pinnacle signed an NDA with Party B, which contained a customary standstill provision.

On April 3, 2015, Pinnacle signed an NDA with Party A, which contained a customary standstill provision.

In the following weeks, Pinnacle provided the additional due diligence requested by GLPI and engaged in discussions with GLPI regarding the assumptions underlying the March 6 Proposal, with a goal of further assisting GLPI in developing a revised and improved proposal. Pinnacle also continued discussions with each of Party A and Party B regarding potential strategic transactions with these parties and engaged in due diligence with each party with respect thereto.

On April 7, 2015, the GLPI board of directors held a telephonic meeting at which members of GLPI management and representatives of Morgan Stanley and Wachtell Lipton, outside legal counsel to GLPI, were also in attendance. At this meeting, GLPI management updated the GLPI board of directors on developments since the public announcement of the March 6 Proposal, including the due diligence process and discussions with Pinnacle and certain of its stockholders regarding the March 6 Proposal. Following discussion with GLPI management and the advisors present at the meeting regarding the financial and strategic considerations of submitting a revised proposal to Pinnacle based upon the due diligence information received to date, the GLPI board of directors requested that management work with Morgan Stanley to conduct additional analysis and present the Board with a proposed revised offer when complete.

On April 10, 2015, the GLPI board of directors held a follow-up meeting at which GLPI management presented, and the GLPI board of directors discussed, a potential revised proposal to Pinnacle. At the conclusion of this meeting, the GLPI board of directors authorized management to present the revised proposal to Pinnacle and to continue negotiating with Pinnacle towards a mutually agreeable transaction. That same day, Mr. Carlino delivered a letter to the Pinnacle board with a revised proposal for a transaction pursuant to which GLPI would acquire Pinnacle’s real estate assets through the acquisition of Pinnacle, following the spin-off of Pinnacle’s operating business, at an exchange ratio of 0.675 shares of GLPI common stock for each share of Pinnacle common stock, for an enterprise value of the acquired assets of $4.7 billion (based on the assumptions set forth in the proposal) (the “April 10 Proposal”).

On April 13 and 14, 2015, the Pinnacle board of directors met at a regularly-scheduled meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson were present during relevant portions of the meeting. The Pinnacle board of directors reviewed Pinnacle’s current situation, including the status of the REIT Separation Plan, the April 10 Proposal and the other strategic alternatives potentially available to Pinnacle. Pinnacle’s management and representatives of Goldman Sachs provided an update on the REIT Separation Plan and on the discussions with GLPI, Party A and Party B and provided information and advice regarding the financial elements of each of the strategic options. Representatives from Skadden and Gibson also offered their perspectives on certain legal matters. After discussion, the Pinnacle board of directors determined to pursue due diligence and discussions with GLPI subject to entering into a new mutual NDA appropriate to the provision of additional information. In addition, the Pinnacle board of directors directed management to continue exploring the other strategic alternatives potentially available to Pinnacle, including with Party A and Party B. The independent members of Pinnacle’s board of directors then met separately with representatives from Gibson to discuss Pinnacle’s current situation, during which representatives of Gibson provided legal advice and observations on the process undertaken to date.

On April 14, 2015, it was reported by multiple media outlets that GLPI had increased the value of its proposal as compared to the March 6 Proposal. That same day, Mr. Sanfilippo sent Mr. Carlino a letter regarding the April 10 Proposal noting that the Pinnacle board believed that such proposal did not fully reflect the value of Pinnacle’s real estate assets, requesting certain clarifications regarding such proposal and suggesting that GLPI execute a mutual NDA so that the parties could share additional information and that the parties should schedule an in-person meeting to further discuss a potential transaction.

On April 15, 2015, Mr. Carlino sent the Pinnacle board of directors a letter including detailed responses to the questions regarding the April 10 Proposal posed in Pinnacle’s April 14, 2015 letter and noting that while GLPI was open to an in-person meeting, it would not sign a mutual NDA that contained a standstill. On April 16, 2015, Mr. Sanfilippo sent Mr. Carlino a letter noting that, in the interest of facilitating open discussions between the parties, Pinnacle was prepared to execute a mutual NDA without a standstill. That same day, GLPI and Pinnacle executed a mutual NDA without a standstill.

That same day, advisors and senior management of each of Pinnacle and Party B engaged in discussions regarding a potential transaction.

On April 17, 2015, Party B’s financial advisor delivered a proposal for the acquisition of certain of Pinnacle’s operating assets and Pinnacle’s acquisition of certain of Party B’s real estate assets, and on April 18, 2015, senior management of Pinnacle and Party B, along with representatives of Goldman Sachs and Party B’s financial advisor, conducted a telephone call to discuss the terms of Party B’s proposal.

On April 20, 2015, Pinnacle sent a counterproposal to Party B.

That same day, representatives of senior management of Pinnacle and GLPI, as well as representatives from Goldman Sachs, Morgan Stanley, Skadden and Wachtell Lipton met in Las Vegas to discuss a potential transaction involving GLPI and Pinnacle. As a result of such meeting, it was agreed that Pinnacle would send GLPI a counterproposal reflecting, among other things, its positions on the terms of a potential master lease and the valuation of Pinnacle’s real estate assets.

On April 21, 2015, both Party A and Party B separately submitted revised proposals to Pinnacle with respect to their respective interest in a potential strategic transaction. Each of the proposals involved purchasing Pinnacle’s operating assets and the separation of Pinnacle’s real estate assets into an independent, publicly traded REIT. Party A’s proposal involved the acquisition of Pinnacle’s operating assets and Party B’s proposal involved the acquisition of Pinnacle’s operating assets and the acquisition by Pinnacle of certain of Party B’s real estate assets.

On April 22, 2015, representatives of senior management of Pinnacle and Party B had a call to discuss the terms of Party B’s revised proposal. On April 23, 2015, Party B submitted a revised proposal involving the acquisition of Pinnacle’s operating assets and the acquisition by Pinnacle of certain of Party B’s real estate assets, which revised certain of the financial terms of the proposed transaction.

Also on April 23, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Management updated the Pinnacle board of directors on the latest communications with each of GLPI, Party A and Party B, and representatives from Goldman Sachs reviewed financial terms and financial assumptions underlying each proposal. Representatives from Skadden and Gibson also offered their perspectives on certain legal matters. After discussion, the Pinnacle board of directors determined that management should continue to negotiate with GLPI and communicate to Party A and Party B that their respective proposals were inadequate. That same day, Mr. Sanfilippo sent a letter to Mr. Carlino communicating the key areas where Pinnacle believed that GLPI needed to improve its proposal, including with respect to the valuation of Pinnacle’s real estate assets, the terms of a master lease and the amount of and circumstances under which any termination fees would be payable.

On April 24, 2015, Mr. Sanfilippo communicated to Party A and Party B that their respective proposals did not adequately value Pinnacle’s assets, and with regard to Party B, that Pinnacle had concerns regarding the uncertainty and feasibility of implementing its proposal.

Also on April 24, 2015, representatives of GLPI, Pinnacle, Morgan Stanley and Goldman Sachs held a telephonic meeting to discuss the letter sent by Mr. Sanfilippo on April 23, 2015, including the key areas where Pinnacle believed that GLPI needed to improve its proposal.

On April 25, 2015, Mr. Carlino delivered a letter to the Pinnacle board of directors reflecting a revised proposal for a taxable transaction pursuant to which GLPI would acquire, at an exchange ratio of 0.8281 shares of GLPI common stock for each share of Pinnacle common stock, Pinnacle’s real estate assets (the “April 25 Proposal”). Based on the assumptions set forth therein, the April 25 Proposal reflected a total enterprise value for Pinnacle’s real estate assets to be acquired in the transaction of approximately $4.75 billion. The letter also reflected GLPI’s position on certain of the other open issues between the parties, including the terms of a master lease and the size of any termination fees and circumstances under which such fees would be payable.

On April 28, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Management updated the Pinnacle board on the latest communications with each of GLPI, Party A and Party B, noting that neither Party A nor Party B had submitted a revised proposal. A potential response to GLPI’s April 25 Proposal was also discussed. After receiving advice from representatives of Goldman Sachs, Skadden and Gibson, the Pinnacle board of directors determined to respond to GLPI with Pinnacle’s position on GLPI’s proposal. Following the meeting, Mr. Sanfilippo sent Mr. Carlino a letter regarding the April 25 Proposal stating that, despite meaningful progress in the negotiations with GLPI, key terms (including the consideration to be provided to Pinnacle stockholders and the allocation of certain transaction costs) remained outstanding, and communicating Pinnacle’s position on certain of the remaining open issues between the parties.

On April 29, 2015, Mr. Carlino delivered a letter to the Pinnacle board of directors, a draft of which GLPI management had previously distributed to the GLPI board of directors and received its authorization to distribute to Pinnacle, reflecting GLPI’s positions on the open issues between the parties, including with respect to valuation of Pinnacle’s real estate assets, and proposing an exchange ratio of 0.8140 shares of GLPI common stock for each share of Pinnacle common stock, as well as any vested employee equity awards outstanding, and indicating GLPI’s position concerning the allocation of certain transaction costs and the terms of the master lease (the “April 29 Proposal”). GLPI’s response indicated that, while GLPI could be flexible regarding allocation of certain transaction costs, the GLPI board of directors was not supportive of any further valuation enhancement.

On May 1, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Management updated the Pinnacle board of directors on the status of each of the alternatives Pinnacle had been exploring, including the REIT Separation Plan, the April 29 Proposal and potential transactions involving Party A and Party B, and representatives of Goldman Sachs provided a financial analysis of the April 29 Proposal. Representatives of Skadden and Gibson also discussed certain legal matters and offered perspectives on each of the alternatives potentially available to Pinnacle. After discussion, the Pinnacle board of directors determined to send a counterproposal to the April 29 Proposal, reflecting a fixed exchange ratio of 0.85 shares of GLPI common stock for each share of Pinnacle common stock and other terms, and instructed Mr. Sanfilippo to continue negotiations with GLPI. The independent members of Pinnacle’s board of directors then met separately with representatives from Gibson, Skadden and Goldman Sachs to discuss Pinnacle’s current situation. The independent directors discussed certain economic factors related to the proposed transaction with GLPI with input from Goldman Sachs, as well as certain legal matters with Skadden and Gibson. Later that same day, representatives of senior management of GLPI and Pinnacle held a telephonic meeting to discuss the April 29 Proposal. Following this telephonic meeting, Mr. Sanfilippo delivered a letter to Mr. Carlino with a counterproposal to the April 29 Proposal and a request for a telephonic meeting on May 2, 2015.

On May 2, 2015, representatives of senior management of Pinnacle and GLPI discussed certain key open points regarding a proposed transaction and came to a preliminary understanding, subject to board review and negotiation of definitive agreements, on certain key value terms, including a fixed exchange ratio of 0.85 shares of GLPI common stock for each share of Pinnacle common stock, initial rent under the master lease of $358 million and an obligation of GLPI to refinance the principal amount of all of Pinnacle’s existing indebtedness except $1.1 billion, subject to certain adjustments (the “May 2 Proposal”). Later that same day, Mr. Carlino sent the Pinnacle board of directors a letter confirming the terms of the May 2 Proposal. That same day, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Management summarized the status of discussions with GLPI, and Goldman Sachs provided an overview and financial analysis of the May 2 Proposal. A representative of Skadden reviewed legal matters. The Pinnacle board of directors authorized management to continue negotiations with GLPI with respect to a potential transaction based on the framework of the May 2 Proposal.

On May 4, 2015, Pinnacle issued a press release confirming its discussions with GLPI regarding a potential transaction involving its real estate assets. That same day, during GLPI’s first quarter earnings call, GLPI updated investors regarding certain developments with respect to a potential transaction involving Pinnacle’s real estate assets.

During the ensuing weeks, Pinnacle, GLPI and their respective representatives continued their mutual due diligence and negotiations of definitive transaction documents with respect to a potential transaction based on the framework of the May 2 Proposal.

During the week of May 11, 2015, Skadden and Wachtell Lipton exchanged initial drafts of the transaction documents in connection with a potential transaction between Pinnacle and GLPI, including drafts of the merger agreement, the master lease and the agreements to effect the separation of Pinnacle’s operating business from its real estate assets.

On May 17, 2015, Skadden and Wachtell Lipton exchanged a list of the key issues in the draft transaction documents. These issues included, among others, the allocation of Pinnacle’s existing assets and liabilities, the treatment of certain of Pinnacle’s and GLPI’s expenses, the treatment of Pinnacle’s existing indebtedness, rent adjustments and capital improvements under the master lease, the nature and extent of Pinnacle’s non-solicit obligation, the allocation of regulatory risk between the parties, the conditionality of GLPI’s obligation to close a transaction and the circumstances under which termination fees would be payable.

On May 18, 2015, representatives of management from each of Pinnacle and GLPI held a telephonic meeting to discuss the key issues each party had identified in the transaction documents. Representatives from Skadden, Goldman Sachs, Wachtell Lipton and Morgan Stanley also participated during the call. As a result of the call, the parties refined and clarified the open issues in the transaction documents. During the week of May 18, 2015, Skadden and Wachtell Lipton exchanged revised drafts of the transaction documents and held calls to discuss the open issues in such transaction documents.

On May 19, 2015, the Pinnacle board of directors held an in-person meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated in such meeting. During the meeting management provided an update on the status of negotiations with GLPI and the progress that had been made regarding the REIT Separation Plan. Pinnacle senior management and representatives of Goldman Sachs also provided financial analysis regarding a potential transaction with GLPI and offered perspectives on the REIT Separation Plan. The Pinnacle board of directors determined that management and Pinnacle’s advisors should continue negotiating with GLPI to see if a potential transaction could be negotiated on acceptable terms, while at the same time continuing to work on the REIT Separation Plan.

During the week of May 25, 2015, Skadden and Wachtell Lipton continued exchanging drafts of the transaction documents and held calls to discuss the open issues in such transaction documents. On May 27, 2015, Skadden and Wachtell Lipton exchanged a list of the key issues in the draft transaction documents. These issues included, among others, the allocation of Pinnacle’s assets and liabilities, the amount of Pinnacle’s existing indebtedness that GLPI would be obligated to refinance, the nature and extent of Pinnacle’s non-solicit obligations, the allocation of regulatory risk between the parties and the terms of the master lease.

On May 29, 2015, representatives of senior management from each of Pinnacle and GLPI met in the New York offices of Skadden with a goal of resolving the remaining open issues. Representatives of Goldman Sachs, Skadden, Morgan Stanley and Wachtell Lipton also attended such meeting. As a result of the meeting, the parties were able to resolve certain open issues but other open issues remained, including, among others, the structure of the master lease and the allocation of certain expenses between the two parties.

During the week of June 1, 2015, Skadden and Wachtell Lipton continued exchanging drafts of the transaction documents and continued to discuss such documents. On June 1, 2015, certain representatives of senior management of each of Pinnacle and GLPI had a telephone conversation to discuss certain financial diligence matters.

On June 5, 2015, the Pinnacle board of directors met telephonically. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Representatives of management provided the Pinnacle board with an update on the status of negotiations with GLPI and representatives of Skadden updated the Pinnacle board of directors on the current status of the transaction documents. Representatives of Goldman Sachs also offered perspectives on the process to date and next steps to resolve open issues with GLPI, which included the allocation of regulatory risk, the nature and extent of Pinnacle’s non-solicit obligations, the circumstances under which termination fees would be payable and certain issues relating to the master lease. After deliberation, the Pinnacle board directed management to continue the negotiations with GLPI.

During the week of June 8, 2015, Skadden and Wachtell Lipton continued to exchange revised drafts of the transaction documents and continued to discuss such documents. Open issues at this point included, among others, allocation of regulatory risk, circumstances under which the termination fees would be payable, the nature and extent of Pinnacle’s non-solicit obligations, the treatment of Pinnacle’s existing indebtedness, cost allocation issues and the terms of the master lease.

On June 11, 2015, the Pinnacle board of directors met telephonically. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated on such call. Management updated the Pinnacle board on the progress that had been made in the negotiations with GLPI since the previous meeting of the Pinnacle board and representatives of Goldman Sachs then provided an analysis on the financial aspects of a potential transaction with GLPI, comparing it to the other options potentially available to Pinnacle. The Pinnacle board of directors instructed Pinnacle’s management and advisors to continue negotiating with GLPI with respect to a potential transaction.

Following this meeting, Pinnacle and GLPI set up a meeting to try to resolve open issues, to be held on June 15, 2015 in New York City.

On June 13, 2015, Skadden sent Wachtell Lipton a list of the open issues in the transaction documents which included, among others, allocation of regulatory risk, circumstances under which the termination fees would be payable, the treatment of Pinnacle’s existing indebtedness, certain terms of the master lease and the nature and extent of Pinnacle’s non-solicit obligations.

On June 14, 2015, Mr. Clifford called Mr. Ruisanchez to report that, based upon changes to the terms of the transaction that had been requested by Pinnacle and negotiated between the parties in the preceding weeks, GLPI no longer believed the proposed transaction in its currently contemplated form represented a valuation acceptable to GLPI and its shareholders, and accordingly GLPI was reexamining certain value points with respect to the May 2 Proposal.

On June 15, 2015, representatives of management from each of Pinnacle and GLPI met in New York in the offices of Wachtell Lipton. Representatives of Goldman Sachs, Skadden, Morgan Stanley and Wachtell Lipton also attended such meeting. While the meeting had originally been scheduled to resolve the remaining open issues that had been identified between the two parties, the parties spent a substantial portion of the meeting discussing the implications of the message conveyed by GLPI on June 14, 2015, regarding GLPI’s valuation issues. GLPI identified several possible combinations of modifying the exchange ratio, the initial rent payment under the master lease and the amount of existing Pinnacle indebtedness that GLPI would be responsible for refinancing. Pinnacle noted to GLPI that Pinnacle would not be able to provide GLPI with a substantive response to any proposed adjustments to the transaction until GLPI provided Pinnacle with a complete revised proposal. The parties agreed that GLPI would send Pinnacle a revised proposal.

On June 16, 2015, representatives of Goldman Sachs and Party B’s financial advisor had a call to discuss the feasibility of a potential transaction. That same day, representatives of each of Goldman Sachs and Morgan Stanley had a call to discuss the status of discussions between Pinnacle and GLPI.

On June 17 and June 18, 2015, the GLPI board of directors met at a regularly-scheduled meeting. Representatives of GLPI management and Morgan Stanley were present during relevant portions of the meeting. At this meeting, GLPI management provided the GLPI board of directors with an update regarding the current status of negotiations with respect to the proposed transaction with Pinnacle, including a discussion of the valuation issues which GLPI management had recently identified to Pinnacle. GLPI management and Morgan Stanley reviewed with the GLPI board of directors a revised form of proposal which represented acceptable value to GLPI in the judgment of GLPI management. The GLPI board of directors discussed with Morgan Stanley and GLPI management the economic terms of the revised proposal and remaining open contractual issues, including Pinnacle’s stated position on each. The discussion concluded with the GLPI board of directors’ determination that GLPI management should present a revised offer to Pinnacle’s Board of Directors generally reflecting the economic terms discussed at the meeting and continue negotiations with Pinnacle, with the caveat that any agreed transaction between GLPI and Pinnacle would be subject to the GLPI board of directors’ approval.

On June 19, 2015, Mr. Carlino sent a letter to the Pinnacle board of directors presenting a revised proposal for Pinnacle’s real estate assets (the “June 19 Proposal”) reflecting a fixed exchange ratio of 0.7550 shares of GLPI common stock for each Pinnacle share of common stock, an initial annual rent payment under the master lease of $363 million and an obligation by GLPI to refinance $2.575 billion in principal amount of existing Pinnacle indebtedness, representing an enterprise value of the acquired assets of approximately $4.8 billion (based on the assumptions set forth in the proposal).

On June 21, 2015, Wachtell Lipton sent Skadden revised drafts of the transaction documents reflecting the June 19 Proposal, as well as GLPI’s position on the remaining open points.

On June 23, 2015, Mr. Sanfilippo informed Mr. Carlino that Pinnacle was in the process of reviewing the June 19 proposal and expected to respond no later than June 29, 2015.

On June 23, 2015, representatives of Morgan Stanley and Goldman Sachs held a telephonic meeting to discuss the June 19 Proposal. The representatives of Goldman Sachs indicated that while they understood the revised terms of the proposal, Pinnacle and its advisors were still in the process of evaluating it.

On June 26, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden, and Gibson also participated during such call. Mr. Ruisanchez and representatives from Goldman Sachs each detailed the financial implications of the June 19 Proposal and compared such proposal to the REIT Separation Plan. Pinnacle senior management and representatives of Goldman Sachs also reviewed other strategic alternatives potentially available to Pinnacle, including the REIT Separation Plan and contacting Party B to gauge its potential interest at that time in a potential strategic transaction. The Pinnacle board of directors decided that Pinnacle should communicate to GLPI that the June 19

Proposal was not acceptable, but that Pinnacle remained open to pursuing a value-enhancing transaction with GLPI. The Pinnacle board also instructed Pinnacle’s management to continue its work on the REIT Separation Plan and contact Party B to gauge its level of interest in a potential strategic transaction.

On June 29, 2015, Mr. Sanfilippo sent a letter to Mr. Carlino reflecting Pinnacle’s position that the June 19 Proposal did not adequately value Pinnacle’s real estate assets. The letter did not include a specific counterproposal to the June 19 Proposal, but indicated that Pinnacle remained open to a potential value-enhancing transaction. In connection with the letter, senior management of Pinnacle spoke with Mr. Carlino to discuss the status of the negotiation process.

On June 30, 2015, Mr. Sanfilippo contacted representatives of senior management of Party B to gauge Party B’s interest in a potential strategic transaction involving Pinnacle.

On July 7, 2015, Mr. Carlino sent a letter, a draft of which GLPI management had previously distributed to the GLPI board of directors and received its authorization to distribute to Pinnacle, to the Pinnacle board of directors with a revised proposal to acquire Pinnacle’s real estate assets for a fixed exchange ratio of 0.85 shares of GLPI common stock per share of Pinnacle common stock, an initial annual rent payment under the master lease of $377 million and an obligation by GLPI to refinance existing Pinnacle indebtedness of $2.648 billion in principal amount (the “July 7 Proposal”). Based on the assumptions set forth therein, the July 7 Proposal reflected a total enterprise value for Pinnacle’s real estate assets to be acquired in the transaction of approximately $5.0 billion. Simultaneously with the delivery of this letter to Pinnacle, GLPI issued a press release, which included a copy of such letter, disclosing the terms of the July 7 Proposal. That same day, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Representatives of Goldman Sachs, Skadden and Gibson offered their perspectives on the process to date, including the comparative merits and drawbacks of a transaction with GLPI as compared to the REIT Separation Plan. After discussion, the Pinnacle board determined to reconvene the next day to consider potential next steps.

On July 8, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden, and Gibson also participated during such call. Management updated the Pinnacle board of directors on conversations they had with certain of Pinnacle’s stockholders, who generally were of the view that a transaction with GLPI offered greater certainty of value than the REIT Separation Plan. Representatives from Goldman Sachs, Skadden and Gibson offered perspectives on the merits and drawbacks of pursuing a transaction with GLPI pursuant to the July 7 Proposal as compared to the REIT Separation Plan. In addition, representatives of Skadden and Gibson discussed legal matters, including the Pinnacle board’s duties. After discussion, the Pinnacle board determined that the July 7 Proposal offered a better path to a value-enhancing transaction as compared to the REIT Separation Plan, if GLPI would be willing to raise the overall value of its proposal to Pinnacle’s stockholders. The Pinnacle board authorized Pinnacle’s management to negotiate with GLPI in order to get GLPI to the maximum value GLPI could offer.

On July 9, 2015, Pinnacle sent a letter to GLPI stating that while the July 7 Proposal was an improvement from the June 19 Proposal, it still did not adequately value Pinnacle’s real estate assets. Such letter also provided a counterproposal to the July 7 Proposal, which included a fixed exchange ratio of 0.90 shares of GLPI common stock per share of Pinnacle common stock, an initial annual rent payment under the master lease of $377 million per year and GLPI being obligated to refinance $2,675 million of Pinnacle’s existing indebtedness. That same day, senior management of Pinnacle met with senior management of Party B to discuss a potential transaction; however, Party B never submitted an updated proposal for any such transaction.

Later on July 9, 2015, representatives of Goldman Sachs called representatives of Morgan Stanley to discuss Pinnacle’s letter.

On July 10, 2015, Messrs. Carlino and Sanfilippo, along with members of their respective management teams, held a call to discuss Pinnacle’s counterproposal and the remaining open points between the two parties. As a result of the call, the parties agreed to try to finalize negotiating the transaction documents, after which the parties would finalize the open value points.

Between July 10, 2015 and July 18, 2015, Skadden and Wachtell Lipton exchanged drafts of the transaction documents with a goal of resolving all open points in such documents.

On July 15, 2015, Messrs. Carlino and Sanfilippo held a call to discuss the remaining open value points between the two parties. As a result of the call, the parties reached an understanding with respect to such points which included a fixed exchange ratio of 0.85 shares of GLPI common stock per share of Pinnacle common stock, an initial annual rent payment under the master lease of $377 million per year and GLPI being obligated to refinance $2.7 billion of Pinnacle’s existing indebtedness.

On July 17, 2015, the GLPI board of directors held a telephonic meeting. Representatives of GLPI management, Morgan Stanley and Wachtell Lipton also attended the meeting. Management updated the GLPI board of directors on events since the last board meeting and informed the GLPI board of directors that the parties had reached an understanding on transaction terms, subject to finalization of definitive documents and approval of each company’s board. Representatives of Morgan Stanley then reviewed the financial analyses that it had performed on the current proposal. Representatives of Wachtell Lipton and management reviewed the terms of the draft transaction documents and described the changes to such documents since the last meeting of the GLPI board of directors. Representatives of Wachtell Lipton and Mr. Moore also reviewed the directors’ fiduciary duties and discussed various legal matters. The GLPI board of directors then authorized management and GLPI’s advisors to seek to finalize the transaction documents, subject to the GLPI board of directors’ final review and approval at a subsequent meeting.

On July 18, 2015, the Pinnacle board of directors held a telephonic meeting. Representatives of Pinnacle’s management, Goldman Sachs, Skadden and Gibson also participated during such call. Management updated the Pinnacle board of directors on the conversation with Mr. Carlino and the proposed resolution of the key open value points. A representative of Skadden then described the current terms of the transaction documents and the changes thereto, reviewed the directors’ fiduciary duties and discussed various legal matters. A representative of Gibson also offered observations on the process the Pinnacle board had undertaken with respect to the proposed transaction. Representatives of Goldman Sachs then reviewed the financial analyses that it had performed on the current proposal. The Pinnacle board of directors then authorized management and Pinnacle’s advisors to seek to finalize the transaction documents, with a goal of executing such documents as soon as practicable.

During the period from July 18, 2015 through July 20, 2015, Pinnacle’s and GLPI’s management and advisors worked to finalize the draft transaction documents.

On July 19, 2015, the GLPI board of directors met telephonically. Representatives of GLPI management, Morgan Stanley and Wachtell Lipton also attended the meeting. The representatives of Wachtell Lipton reviewed the terms of the draft transaction documents and described the changes to such documents since the last meeting of the GLPI board of directors. The representatives of Morgan Stanley again reviewed the financial analyses Morgan Stanley had presented at the previous meeting of the GLPI board of directors and rendered Morgan Stanley’s oral opinion to the GLPI board of directors, subsequently confirmed by delivery of a written opinion dated July 20, 2015, that, as of that date and based upon and subject to the assumptions, procedures, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to GLPI. For more information about Morgan Stanley’s opinion, see below under the heading “—Opinion of GLPI’s Financial Advisor.” After discussing potential reasons for and against the proposed transaction, the GLPI board of directors unanimously determined that the transactions with Pinnacle are in the best interests of GLPI and its shareholders and are advisable, approved such transactions and the transaction agreements and resolved to recommend that GLPI’s shareholders vote to approve the GLPI share issuance at any meeting of shareholders of GLPI to be called for the purposes of acting thereon.

On the evening of July 20, 2015, the Pinnacle board of directors met telephonically. Also participating were members of Pinnacle’s management and representatives of Goldman Sachs, Skadden and Gibson. The representatives of Skadden reviewed the terms of the draft transaction documents and described the changes to such documents since the last meeting of the Pinnacle board. Representatives of Goldman Sachs again reviewed the financial analyses it had presented at the previous meeting of the Pinnacle board of directors and rendered its oral opinion to the Pinnacle board of directors, subsequently confirmed by delivery of a written opinion dated July 20, 2015, to the effect that, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio to be paid for each outstanding share of Pinnacle common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than GLPI and its affiliates) of shares of Pinnacle common stock. For more information about Goldman Sachs’ opinion, see below under the heading “—Opinion of Pinnacle’s Financial Advisor.” After discussing potential reasons for and against the proposed transaction, the Pinnacle board of directors unanimously determined that the transactions with GLPI are in the best interests of Pinnacle’s stockholders and are advisable, approved such transactions and the transaction agreements and recommended that Pinnacle’s stockholders vote to adopt the merger agreement at any meeting of stockholders of Pinnacle to be called for the purposes of acting thereon.

After the meeting of the Pinnacle board of directors on July 20, 2015, each party finalized its respective debt commitment letter with its lenders and the parties finalized the transaction documents. Late in the evening, the parties executed the agreements in connection with the transaction. Pinnacle also amended its rights agreement such that the merger agreement and the transactions contemplated thereby would not trigger any rights pursuant to such agreement.

On July 21, 2015, prior to the opening of trading of Pinnacle’s and GLPI’s common stock on the New York Stock Exchange (where Pinnacle’s common stock traded until the closing of the market on November 16, 2015) and NASDAQ, respectively, Pinnacle and GLPI issued a joint press release announcing the execution of the merger agreement.

On November 17, 2015, Pinnacle received revised commitment papers from the commitment parties (including the Pinnacle Takeout Commitment Letter and the Pinnacle Bridge Commitment Letter) to provide the debt financing necessary to fund Pinnacle’s obligations in connection with the merger.

Recommendation of GLPI’s Board of Directors and Reasons for the Merger

At a meeting held on July 19, 2015, the GLPI board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the share issuance, were in the best interests of GLPI and its shareholders and declared it advisable to enter into the merger agreement and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger and the share issuance. GLPI’s board of directors recommends that GLPI shareholders vote “FOR” the share issuance proposal.

In evaluating the proposed transactions, GLPI’s board of directors consulted with GLPI’s management and legal and financial advisors and, in reaching its determination and recommendation, the GLPI board of directors considered a number of factors. The GLPI board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement and other transaction agreements.

Many of the factors considered favored the conclusion of the GLPI board of directors that the merger agreement and the transactions contemplated by the merger agreement, including the GLPI share issuance, are advisable and in the best interests of GLPI and its shareholders, including the following:

•	the expectation that, following the merger, GLPI will be well positioned as the third largest triple-net REIT with the scale and financial strength to continue to pursue value-creating transactions in both domestic regional and destination gaming markets and potentially other sectors if attractive opportunities arise;

•	the belief that the triple-net lease structure with a long-term master lease will provide GLPI with strong revenue stability and a dependable cash flow stream;

•	the opportunity to create a more diversified tenant base that will reduce GLPI’s reliance on any single tenant for a significant portion of its revenue stream;

•	the opportunity to expand and diversify GLPI’s property portfolio from 21 properties in 12 states to 35 properties in 14 states;

•	the expectation that, following the merger, GLPI’s enhanced scale and diversification will help reduce market specific risk;

•	the expectation, based on estimates by GLPI management prior to the execution of the merger agreement, that the transactions will result in low double-digit percentage adjusted funds from operations per share accretion in the first year following the merger;

•	information from and discussions with GLPI’s management and advisors regarding Pinnacle’s current business strategy and prospects, including the projected long-term financial results of Pinnacle as a stand-alone company and Pinnacle’s own plan to pursue a separation of Pinnacle’s operating assets and real estate assets into two publicly traded companies in a tax-free spin-off and the expected pro forma effect of the proposed transactions on GLPI;

•	the GLPI board of directors’ understanding of Pinnacle’s business as well as its financial performance, results of operations and future prospects, which supported the GLPI board of directors’ view that the merger consideration reflected, among other things, a reasonable price for substantially all of Pinnacle’s real estate assets;

•	the oral opinion Morgan Stanley delivered to GLPI’s board of directors on July 19, 2015, which was subsequently confirmed by delivery of a written opinion dated July 20, 2015, that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its written opinion, the exchange ratio provided for in the merger agreement was fair from a financial point of view to GLPI, as more fully described under “—Opinion of GLPI’s Financial Advisor.” The full text of the written opinion of Morgan Stanley, dated July 20, 2015, which sets forth the assumptions made, procedures followed, matters considered, limitations and scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus;

•	the review by GLPI’s board of directors with its advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the proposed transactions and GLPI board’s evaluation of the likely time period necessary to complete the transactions. GLPI’s board of directors also considered the following specific aspects of the transactions contemplated by the merger agreement:

•	the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either GLPI or Pinnacle for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•	the efforts required by each party to obtain approvals or clearances by the applicable governmental authorities, including gaming agencies;

•	the fact that Peter M. Carlino and the Carlino Family Trust and certain investment funds affiliated with Fortress Investment Group LLC which, as of the date of the merger agreement collectively held approximately 21% of the outstanding voting power of GLPI common stock, have agreed to vote in favor of the share issuance proposal, subject to certain exceptions; and

•	the circumstances under which certain termination fees and reimbursements of expenses could become payable by the parties to the merger agreement, as described in more detail elsewhere in this joint proxy statement/prospectus.

In the course of its deliberations, the GLPI board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	the possibility that the transactions may not be completed or that completion may be unduly delayed for reasons beyond the control of GLPI and/or Pinnacle, including the potential length of the regulatory review process and the risk that the applicable governmental authorities may prohibit or enjoin the transactions or otherwise impose conditions on GLPI and/or Pinnacle in order to obtain clearance for the transactions;

•	the possibility that, in certain circumstances relating to the failure to obtain regulatory approvals, GLPI could be required to pay Pinnacle a termination fee of $150 million, and in certain circumstances relating to the failure to obtain shareholder approval of the share issuance proposal, GLPI could be required to reimburse Pinnacle’s expenses up to $20 million;

•	the potential for diversion of management and employee attention and the potential effect of the transactions on GLPI’s business and strategic relationships;

•	the potential that the fixed exchange ratio could result in GLPI delivering greater value to Pinnacle stockholders than had been anticipated should the value of the shares of GLPI common stock increase from the date of execution of the merger agreement;

•	the risk that the benefits to GLPI, following completion of the transactions, will not be realized or will take longer to realize than expected;

•	the possibility that changes in global economic conditions and fluctuations in exchange and interest rates could make GLPI’s financing difficult to obtain on favorable terms or at all;

•	the transaction costs to be incurred in connection with the proposed transactions; and

•	risks of the type and nature described under the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

GLPI’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by GLPI’s board of directors is not exhaustive. In view of the myriad factors considered by GLPI’s board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, GLPI’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. GLPI’s board of directors evaluated the factors described above, among others, and reached a consensus that the merger agreement and the transactions contemplated by the merger agreement, including the GLPI share issuance proposal, were in the best interests of GLPI and its shareholders and declared advisable the consummation of the transaction contemplated by the merger agreement. In considering the factors described above and any other factors, individual members of GLPI’s board of directors may have viewed factors differently or given different weight or merit to different factors.

Recommendation of Pinnacle’s Board of Directors and Reasons for the Merger

By unanimous vote, the Pinnacle board of directors, at a meeting held on July 20, 2015, determined that it is advisable and in the best interests of Pinnacle’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and resolved to recommend the adoption of the merger agreement by Pinnacle’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of Pinnacle’s stockholders. The Pinnacle board of directors recommends that Pinnacle stockholders vote “FOR” the merger agreement proposal, “FOR” the compensation proposal and “FOR” the Pinnacle adjournment proposal.

In evaluating the merger agreement, the merger and the other transactions contemplated by the transaction documents (including the merger agreement), the Pinnacle board of directors consulted with Pinnacle’s senior management, outside legal counsel and financial advisors. In recommending that Pinnacle’s stockholders vote their shares of Pinnacle common stock in favor of adoption of the merger agreement, the Pinnacle board of directors also considered a number of factors, including the following (not necessarily in order of relative importance):

•	The potential for the transaction to unlock the significant embedded value in Pinnacle’s real estate assets, while providing Pinnacle’s stockholders with what the Pinnacle board of directors believes will be a faster time table for realizing that value relative to Pinnacle’s previously announced REIT Separation Plan.

•	That the consideration to be paid in the merger is GLPI common stock, which provides the ability for our stockholders to benefit from an ownership stake in a substantially larger, more diversified triple-net lease REIT than if Pinnacle had pursued the REIT Separation Plan, while retaining an ownership of what Pinnacle’s board believes will be a well-positioned operating company.

•	That, based on the shares of GLPI common stock and Pinnacle common stock outstanding, Pinnacle stockholders would have an assumed 27% pro forma ownership stake in GLPI upon the completion of the merger and the related transactions.

•	The historical trading ranges of Pinnacle’s common stock and the potential trading range of such common stock absent the publicly announced merger discussions with GLPI, including following GLPI’s public disclosures of its proposals on March 9, 2015 and July 7, 2015, and the possibility that absent such public disclosure it could take a considerable period of time before the trading price of Pinnacle’s common stock would reach and sustain at least the equivalent value of the value implied by the merger and related transactions, as adjusted for present value.

•	The Pinnacle board’s belief that the combined value of the merger consideration and the OpCo shares represents superior value to Pinnacle’s shareholders when compared to Pinnacle on a standalone basis and the REIT Separation Plan.

•	Based on GLPI’s stock price of $34.77 as of July 20, 2015, the fact that the merger consideration represents a valuation of Pinnacle’s real estate assets at a multiple of 13.2 times Pinnacle’s estimated first year annual rental payment under the master lease (after giving effect to the separation of Pinnacle’s operating business) for the 2015 calendar year (based on the projections described in the section titled “—Certain Pinnacle Unaudited Prospective Financial Information”), which valuation multiple is higher when considering the additional corporate costs needed to be incurred by PropCo pursuant to the REIT Separation Plan, allowing Pinnacle’s stockholders to receive substantial value for Pinnacle’s portfolio of real property while maintaining a 100% equity interest in Pinnacle’s operations.

•	Pinnacle’s business plan and prospects of Pinnacle on a stand-alone basis and giving effect to the REIT Separation Plan, as well as the prospects of OpCo and GLPI giving effect to the proposed transaction.

•	The transaction with GLPI does not require Pinnacle to issue equity to finance such transaction, thereby reducing the dilution and execution risk associated with such transaction relative to the stand-alone REIT separation transaction.

•	Prior to authorizing the entry into the merger agreement, the Pinnacle board of directors, with the assistance of management and Pinnacle’s financial and legal advisors, had considered alternatives including continuing to operate Pinnacle under its current structure, implementing the REIT Separation Plan and the possibility of transactions with third parties other than GLPI and, in this regard, specifically considered the risks associated with the REIT Separation Plan and that no other alternatives were reasonably likely to create greater certainty of value for Pinnacle stockholders than the spin-off and merger, taking into account risk of execution as well as business, competitive, industry and market risk, including the market risk of creating a second gaming REIT.

•	Goldman Sachs’ financial analysis and its opinion rendered to the Pinnacle board of directors, dated July 20, 2015, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio of 0.85 shares of GLPI common stock to be paid for each share of Pinnacle common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than GLPI and its affiliates) of shares of Pinnacle common stock, as more fully described below under the heading “—Opinion of Pinnacle’s Financial Advisor”

•	Pinnacle publicly announced its intention to pursue a REIT separation transaction in November 2014 and GLPI publicly announced its unsolicited proposal to acquire Pinnacle’s real estate assets in March 2015, providing a significant amount of time for any other company wishing to engage in discussions with Pinnacle to make its interest known.

•	The Pinnacle board of directors view that third parties would be unlikely to be deterred from accepting a superior proposal by the provisions of the merger agreement, including because the Pinnacle board of directors may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Pinnacle board of directors considered that:

•	The Pinnacle board of directors can change its recommendation to Pinnacle’s stockholders with respect to the adoption of the merger agreement prior to the adoption of the merger agreement by the vote of its stockholders and, subject to its compliance with the merger agreement, if it determines in good faith (after consultation with its outside legal and financial advisors) that, with respect to a superior proposal, the failure to take such action would be reasonably likely to be inconsistent with the Pinnacle board of directors’ fiduciary duties and that, with respect to an intervening event, failure to take such action would be inconsistent with the Pinnacle board of directors’ fiduciary duties;

•	The structure of the transaction as a merger should allow sufficient time for a third party to make a superior proposal if it desired to do so; and

•	While the merger agreement contains a termination fee of $60 million that Pinnacle would be required to pay to GLPI if (i) GLPI terminates the merger agreement in connection with an adverse change in the Pinnacle board of directors’ recommendation to stockholders with respect to adoption of the merger agreement or (ii) under specified circumstances, if Pinnacle enters into a competing proposal within twelve months of the termination of the merger agreement, the Pinnacle board of directors believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions, and not preclusive of other offers.

•	The other terms of the merger agreement, including the conditions to the closing of the merger, including the Pinnacle board of directors’ belief that while the closing of the merger is subject to various regulatory approvals, such approvals were not likely to prevent the closing of the merger;

•	The termination provisions in the merger agreement, including:

•	That the end date under the merger agreement (which may be extended by GLPI under specified circumstances) on which either party, subject to specified exceptions, can terminate the merger agreement should provide sufficient time to consummate the transaction;

•	The obligation of GLPI to pay Pinnacle a $150 million reverse termination fee if the merger agreement is terminated by either GLPI or Pinnacle because (i) of any injunction, order, decree or ruling relating to gaming, antitrust or related laws or any related consents or approvals or (ii) the end date has passed and certain conditions related to regulatory and gaming approvals have not been satisfied (subject to certain exceptions).

•	That the merger agreement does not contain a financing condition and that (i) GLPI and Merger Sub have received commitments for the GLPI’s debt financing, including that such parties have delivered an executed debt financing commitment letter to provide the debt portion of the financing from reputable commercial banks and (ii) Pinnacle has received commitments for its financing obligations, including that Pinnacle has received a debt financing commitment letter to provide the portion of its financing obligations from reputable commercial banks, in each instance of (A) and (B), with significant experience in similar lending transactions and reputations for honoring the terms of their commitment letters, which increases the likelihood of such financings being completed;

•	That the merger agreement permits Pinnacle to seek specific performance remedies against GLPI and Merger Sub, including with respect to the debt financing commitments; and

•	That GLPI agreed to use reasonable best efforts, subject to certain limitations, to take all steps necessary to eliminate any impediment and obtain all consents under regulatory laws, including committing, in certain circumstances, to divest certain assets in order to obtain regulatory approvals for the merger.

•	That the merger agreement was unanimously approved by the Pinnacle board of directors, which is comprised of a majority of independent directors who are not affiliated with GLPI and are not employees of Pinnacle or any of its subsidiaries, and which retained and received advice from Pinnacle’s outside financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement.

The Pinnacle board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

•	That the spin-off of Pinnacle’s operations would be taxable to Pinnacle and to Pinnacle’s stockholders that are treated as U.S. holders for U.S. federal income tax purposes.

•	The possibility that, in the Pinnacle board of directors’ belief, while subject to greater risk and uncertainty, over the long term the potential value to Pinnacle’s stockholders of a successful completion of the REIT Separation Plan could exceed the value to Pinnacle’s stockholders of the merger and related transactions.

•	That because the merger consideration is a fixed exchange ratio of shares of GLPI common stock to Pinnacle common stock, Pinnacle stockholders could be adversely affected by a decrease in the trading price of GLPI common stock as the merger agreement does not provide for any adjustment of the exchange ratio if the trading price of GLPI common stock decreases and does not provide a price-based termination right to Pinnacle.

•	That under the terms of the merger agreement, Pinnacle is unable to solicit other competing proposals during the pendency of the merger.

•	That, under specified circumstances, Pinnacle may be required to pay fees and expenses in the event the merger agreement is terminated and the effect this could have on Pinnacle, including:

•	The possibility that the termination fee could discourage other potential parties from making a competing offer; although the Pinnacle board of directors believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal;

•	If the merger is not consummated, Pinnacle may be required to pay its own expenses associated with the merger agreement and the transactions contemplated thereby; and

•	The requirement that if the merger agreement is terminated as a result of the failure to obtain approval of Pinnacle’s stockholders, Pinnacle would be obligated to reimburse GLPI for up to $20 million of its and its affiliates’ expenses in connection with the merger agreement.

•	That Pinnacle cannot terminate the merger agreement to enter into a superior proposal and the possibility that this could discourage potential parties from making a competing offer.

•	The significant costs involved in connection with entering into and completing the merger, the spin-off and the transactions contemplated thereby, and the substantial time and effort of management required to complete the merger, which may disrupt Pinnacle’s business operations, although Pinnacle’s board believed that the costs, time and effort would not be greater and might be less than those associated with the REIT Separation Plan.

•	That the merger and the related transactions require regulatory approvals to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approvals.

•	The inability to execute the REIT Separation Plan on the previously announced time frame and the increased risk associated with such execution in the event the merger agreement is terminated.

•	The possibility that the merger might not be consummated, including:

•	That the reverse termination fee is not available in all instances where the merger agreement is terminated and may be Pinnacle’s only recourse where it is available.

•	That, even if the merger agreement is approved by Pinnacle’s stockholders, GLPI’s shareholders may not approve the transaction.

•	That, although GLPI and Pinnacle must each use reasonable best efforts to obtain the financing contemplated by their respective debt commitment letters, there is a risk that such financings might not be obtained.

•	That, even if the merger agreement is approved by Pinnacle’s stockholders and GLPI’s stockholders, there can be no assurance that all other conditions to the parties’ obligations to complete the merger will be satisfied.

•	That Pinnacle’s directors and executive officers may have interests in the merger that may be different from, or in addition to, those of Pinnacle’s stockholders. For more information about such interests, see below under the heading “—Interests of Certain Pinnacle Persons in the Merger.”

•	Risks of the type and nature described under the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The Pinnacle board of directors believed that, overall, the potential benefits of the merger to Pinnacle’s stockholders outweighed the risks and uncertainties of the merger.

The foregoing discussion of factors considered by the Pinnacle board of directors is not intended to be exhaustive, but includes the material factors considered by the Pinnacle board of directors. In light of the variety of factors considered in connection with its evaluation of the merger, the Pinnacle board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Pinnacle board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. The Pinnacle board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Pinnacle board of directors based its recommendation on the totality of the information presented.

Certain GLPI Unaudited Prospective Financial Information

Other than quarterly and annual financial guidance provided to investors, which it may update from time to time, GLPI does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, GLPI is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to GLPI’s financial advisor and Pinnacle in connection with the merger. The inclusion of this information should not be regarded as an indication that any of GLPI, Pinnacle, Morgan Stanley, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

GLPI’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to GLPI’s business, all of which are difficult to predict and many of which are beyond GLPI’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. GLPI can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to GLPI’s business, gaming industry, general business and economic conditions, tenant relationships, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither GLPI’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. GLPI can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. GLPI does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account all the possible financial and other effects on GLPI of the merger, the effect on GLPI of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on GLPI of any possible failure of the merger to occur. None of GLPI, Pinnacle or

Morgan Stanley or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of GLPI or other person regarding GLPI’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by GLPI, Pinnacle, Morgan Stanley or any other person that it is viewed as material information of GLPI, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the share issuance or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to GLPI’s financial advisor and to Pinnacle in connection with the merger.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, GLPI shareholders are cautioned not to place unwarranted reliance on such information, and GLPI urges all GLPI shareholders to review GLPI’s most recent SEC filings for a description of GLPI’s reported financial results. See the section titled “Where You Can Find More Information.”

The following table presents GLPI unaudited prospective financial information for the years ending December 31, 2015 through 2019 that was used for purposes of considering, analyzing and evaluating GLPI’s performance on a stand-alone basis. The following unaudited prospective financial information was provided to Morgan Stanley and Pinnacle and discussed by GLPI with each such party and, in the case of Morgan Stanley, used in connection with its fairness opinion to the GLPI board of directors:

	Years Ending December 31,
	2015	2016	2017	2018	2019
	$ in millions
Total rent	$444,397	$445,354	$447,225	$447,409	$440,739
Total net revenue	644,014	643,784	647,020	649,366	645,667
Adjusted EBITDA	438,557	445,853	457,129	457,424	451,014
Net income	189,843	193,422	206,313	206,962	201,822
Funds from operations	285,425	290,996	303,887	304,536	299,396
Adjusted funds from operations	321,286	328,289	340,359	341,713	337,167
Dividends	250,716	261,292	272,406	273,370	269,733

The unaudited prospective financial information provided above reflects net interest expense calculated based on prevailing market rates at the time Morgan Stanley delivered its fairness opinion to the GLPI board of directors, which resulted in a difference in net income, FFO and AFFO of approximately $1 million or less for each of the periods as compared to the projections provided to Pinnacle. Adjusted EBITDA, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) are non-GAAP measures. GLPI’s management included Adjusted EBITDA, FFO and AFFO in the unaudited prospective financial information because management believed such measures are useful for benchmarking against the Company’s peers and as internal measures of business operating performance. GLPI believes FFO, AFFO, and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of GLPI’s current business. This is especially true since these measures exclude real estate depreciation, and GLPI believes that real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. GLPI’s calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies. The following table presents the reconciliation net income per GAAP to FFO, AFFO, and Adjusted EBITDA:

	Years Ending December 31,
	2015	2016	2017	2018	2019
	$ in millions
Net income	$189,843	$193,422	$206,313	$206,962	$201,822
Real estate depreciation	95,580	97,574	97,574	97,574	97,574
Losses from dispositions of property	2	—	—	—	—

Funds from operations	$285,425	$290,996	$303,887	$304,536	$299,396
Other depreciation	14,516	12,950	12,950	12,950	12,950
Debt issuance costs amortization	8,076	8,076	8,076	8,076	8,076
Stock based compensation	16,742	20,267	19,446	20,151	20,745
Maintenance capital expenditures	(3,474)	(4,000)	(4,000)	(4,000)	(4,000)

Adjusted funds from operations	$321,286	$328,289	$340,359	$341,713	$337,167
Interest, net	115,175	115,608	114,648	113,362	111,207
Income tax expense	6,698	6,032	6,197	6,425	6,716
Maintenance capital expenditures	3,474	4,000	4,000	4,000	4,000
Debt issuance costs amortization	(8,076)	(8,076)	(8,076)	(8,076)	(8,076)

Adjusted EBITDA	$438,557	$445,853	$457,129	$457,424	$451,014

In addition, the following table presents unaudited prospective financial information for the years ending December 31, 2016 through 2020 that was used for purposes of considering, analyzing and evaluating PropCo’s total annual rent and related maintenance capital expenditures. The following unaudited prospective financial information was provided to Morgan Stanley and Pinnacle and discussed by GLPI with each such party and, in the case of Morgan Stanley, used in connection with its fairness opinion to the GLPI board of directors:

	Years Ending December 31,
	2016	2017	2018	2019	2020
	$ in millions
Total annual rent	$377,000	$382,784	$390,920	$396,937	$406,211
Maintenance capital expenditures	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)

Certain Pinnacle Unaudited Prospective Financial Information

Pinnacle does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Pinnacle’s planning process in connection with the merger, Pinnacle’s management prepared certain unaudited internal financial forecasts with respect to PropCo and OpCo, which were provided to the Pinnacle board and to Pinnacle’s financial advisor, Goldman Sachs, in connection with its financial analyses and opinion. In the course of Pinnacle’s evaluation of the GLPI business, Pinnacle’s management also received GLPI projections from GLPI as described in “Certain GLPI Unaudited Prospective Financial Information” and performed certain adjustments to those projections, which adjusted forecasts were also provided to the Pinnacle board and Goldman Sachs. The inclusion of this information should not be regarded as an indication that any of GLPI, Pinnacle, Goldman Sachs, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions, including with respect to the accounting treatment of the merger and the spin-off under GAAP, and matters specific to Pinnacle’s and GLPI’s business, all of which are difficult to predict and many of which are beyond Pinnacle’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Pinnacle and GLPI can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Pinnacle’s and GLPI’s business, gaming industry, general business and economic conditions, tenant relationships, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Pinnacle’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The unaudited prospective financial information provided below assumes that the contemplated transaction qualified for sale leaseback accounting and the Master Lease was accounted for as an operating lease. Subsequently, Pinnacle has determined that the transaction will not qualify for sale leaseback accounting. EBITDA, EBITDAR and AFFO are non-GAAP measurements. Pinnacle defines EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. Pinnacle defines EBITDAR as EBITDA excluding rent expense associated with a master lease. Pinnacle defines AFFO as net income (computed in accordance with generally accepted accounting principles), excluding (gains) or losses from sales of property and real estate depreciation and excluding stock based compensation expense, debt issuance costs amortization and other depreciation reduced by capital maintenance expenditures.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Pinnacle and GLPI can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Pinnacle and GLPI do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger and the spin-off under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account all the possible financial and other effects on Pinnacle or GLPI of the merger or spin-off, the effect on Pinnacle of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger or spin-off. Further, the unaudited prospective financial information does not take into account the effect on Pinnacle or GLPI of any possible failure of the merger to occur. None of GLPI, Pinnacle or Goldman Sachs or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Pinnacle or GLPI or other person regarding Pinnacle’s or GLPI’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by GLPI, Pinnacle, Goldman Sachs or any other person that it is viewed as material information of Pinnacle or GLPI, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the merger, share issuance or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to Pinnacle’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Pinnacle and GLPI stockholders are cautioned not to place unwarranted reliance on such information, and Pinnacle and GLPI urge all Pinnacle stockholders to review Pinnacle’s most recent SEC filings for a description of Pinnacle’s reported financial results and GLPI’s most recent SEC filings for a description of GLPI’s reported financial results. See the section titled “Where You Can Find More Information.”

The following table presents a summary of the internal financial forecasts for PropCo (assuming it had been spun-off from Pinnacle at the end of the 2016 calendar year as contemplated by Pinnacle’s standalone REIT Separation Plan) for fiscal year 2017—fiscal year 2019, that were prepared by Pinnacle’s management and presented to Pinnacle’s board:

$ in millions	Projected(1)
	2017	2018	2019
Revenue	$378	$384	$392
EBITDA	$357	$361	$369
AFFO	$240	$241	$246

(1)	Assumes initial PropCo leverage of 6.1x year one EBITDA.

The forecasts for PropCo presented above (along with forecasts for the 9 month period in 2016) were adjusted for use in the financial analyses performed by Goldman Sachs, which adjustments included reflecting PropCo as a going concern and assuming certain PropCo general and administrative costs. The following table presents a summary of such adjusted forecasts for PropCo for fiscal year 2016 (9 months)—fiscal year 2019:

$ in millions, except per share data	Projected(1)
	2016 (9 Months)	2017	2018	2019
Total Net Revenue	$283	$381	$389	$395
EBITDA	$268	$362	$367	$373
AFFO	$204	$277	$282	$288
AFFO per Share(2)	$2.16	$2.93	$2.98	$3.04

(1)	Assumes initial PropCo leverage of 5.5x year one EBITDA.
(2)	Assumes fully diluted shares outstanding (inclusive of an assumed equity raise to achieve the leverage target noted above) of 94.6 million for each year.

The following table presents a summary of the internal financial forecasts prepared by Pinnacle’s management relating to standalone projections for OpCo for fiscal year 2016 (9 months)—fiscal year 2019, which were prepared by Pinnacle’s management and approved by Pinnacle’s board and management for use by Goldman Sachs:

$ in millions	Projected
	9 Mos 2016	2017	2018	2019
Revenue	$1,786	$2,434	$2,483	$2,527
EBITDAR	$484	$678	$699	$712
EBITDA	$201	$297	$310	$317

Pinnacle was provided with certain GLPI financial forecasts that were prepared by GLPI management. Subsequently, Pinnacle management made certain adjustments to the forecasts (reflecting assumed acquisition activity but not the acquisition of PropCo). These adjusted GLPI financial forecasts were provided to the Pinnacle board and Goldman Sachs. The following is a summary of the adjusted GLPI financial forecasts for the fiscal years 2015 – 2019:

$ in millions, except per share data	Projected
	2015	2016	2017	2018	2019
Total Net Revenue	$644	$682	$724	$765	$800
EBITDA	$439	$484	$534	$573	$605
AFFO	$320	$355	$395	$424	$447
AFFO per Share(1)	$2.70	$2.73	$2.81	$2.84	$2.83

(1)	Assumes shares outstanding of 118.8 million, 129.8 million, 140.9 million, 149.4 million and 157.8 million in years 2015, 2016, 2017, 2018 and 2019 respectively.

Pinnacle management made certain additional adjustments to the forecasts prepared by GLPI management (reflecting both assumed acquisition activity and the acquisition of PropCo for the years presented below). These adjusted GLPI financial forecasts were provided to the Pinnacle board and approved by Pinnacle’s board and management for use by Goldman Sachs. The following is a summary of the adjusted GLPI financial forecasts for the fiscal years 2015 – 2019:

$ in millions, except per share data	Projected
	2015	2016	2017	2018	2019
Total Net Revenue	$1,021	$1,059	$1,105	$1,154	$1,195
EBITDA	$816	$861	$915	$962	$1,000
AFFO	$609	$644	$689	$725	$754
AFFO per Share(1)	$2.91	$2.92	$2.98	$3.03	$3.05

(1)	Assumes shares outstanding (inclusive of an assumed equity raise) of 209.6 million, 220.2 million, 231.0 million, 239.2 million and 247.4 million in years 2015, 2016, 2017, 2018 and 2019 respectively.

Opinion of GLPI’s Financial Advisor

The GLPI board of directors retained Morgan Stanley to provide it with financial advisory services in connection with the proposed transactions. The GLPI board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in GLPI’s industry and its knowledge of the business and affairs of GLPI. As part of this engagement, the GLPI board of directors requested that Morgan Stanley evaluate the fairness from a financial point of view to GLPI of the exchange ratio pursuant to the merger agreement. On July 19, 2015, at a meeting of the GLPI board of directors, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated July 20, 2015 that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio was fair from a financial point of view to GLPI.

The full text of the written opinion of Morgan Stanley delivered to the GLPI board of directors, dated as of July 20, 2015, is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference in its entirety. You should read Morgan Stanley’s opinion and this summary of Morgan Stanley’s opinion carefully and in their entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the GLPI board of directors, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio as of the date of such opinion and does not address any other aspects of the transactions. Morgan Stanley’s opinion did not address any other aspects or implications of the transactions. It was not intended to, and does not, constitute advice or a recommendation to any holder of shares of GLPI common stock as to how to vote at the GLPI special meeting or whether to take any other action with respect to the transactions.

In connection with rendering its opinion, Morgan Stanley, among other things:

(a)	reviewed certain publicly available financial statements and other business and financial information of Pinnacle and GLPI, respectively;

(b)	reviewed certain internal financial statements and other financial and operating data concerning Pinnacle, PropCo and GLPI, respectively;

(c)	reviewed certain financial projections prepared by the managements of Pinnacle and GLPI, respectively;

(d)	discussed the past and current operations and financial condition and the prospects of Pinnacle and PropCo with senior executives of Pinnacle;

(e)	discussed the past and current operations and financial condition and the prospects of GLPI with senior executives of GLPI;

(f)	reviewed the pro forma impact of the merger and the distribution on GLPI’s adjusted funds from operations per share, cash flow, consolidated capitalization and financial ratios;

(g)	reviewed the reported prices and trading activity for Pinnacle common stock and GLPI common stock;

(h)	compared the financial performance of PropCo and GLPI and the prices and trading activity of GLPI common stock with that of certain other publicly-traded companies comparable with GLPI and its securities;

(i)	reviewed the target valuations of PropCo provided by certain analysts who provide research coverage of Pinnacle;

(j)	participated in certain discussions and negotiations among representatives of Pinnacle and GLPI and their financial and legal advisors;

(k)	reviewed the transaction documents and certain related documents; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Pinnacle and GLPI, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Pinnacle and GLPI of the future financial performance of PropCo and GLPI. In addition, Morgan Stanley assumed that the transactions would be consummated in accordance with the terms set forth in the merger agreement and the other transaction documents without any waiver, amendment or delay of any terms or conditions, the effect of which would be in any way material to its analysis and that the final documents would not differ in any material respect from the drafts provided to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transactions, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of GLPI and Pinnacle and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of any compensation to any of Pinnacle’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of Pinnacle common stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Pinnacle, PropCo or GLPI, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to GLPI and did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of GLPI to enter into the transaction documents.

Summary of Financial Analyses of Morgan Stanley

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to the GLPI board of directors, dated July 20, 2015. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 15, 2015, the most recent practicable trading day prior to Morgan Stanley’s initial presentation to the GLPI board of directors of its financial analysis on July 17, 2015. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s respective opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain financial projections provided by the managements of Pinnacle and GLPI and which are described below. For further information regarding the financial projections, see the sections titled “—Certain GLPI Unaudited Prospective Financial Information” and “—Certain Pinnacle Unaudited Prospective Financial Information.”

Analyses Relating to PropCo

Ratio of Enterprise Value to Estimated 2016 EBITDA Based on Research Analyst Estimates

Morgan Stanley reviewed equity research analyst estimates of the ratio of enterprise value to estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), for calendar year 2016 for PropCo, which included estimates published by nine equity research analysts. Based on this review, Morgan Stanley selected a reference range of 12.5x to 14.5x using the 25th and 75th percentile of the equity research analysts’ estimates and applied the selected reference range to PropCo’s estimated EBITDA for the calendar year 2016 of $377 million (assumed to be year 1 annual lease income), and rounded to the nearest $25 million, to derive an implied reference range for the enterprise value of PropCo of $4.725 billion to $5.475 billion. Morgan Stanley then derived an implied reference range for the equity value of PropCo by subtracting the pro forma implied net debt and accrued interest of PropCo of $2.76 billion from the implied reference range for the enterprise value of PropCo. Morgan Stanley then derived an implied reference range for the equity value per share of PropCo by dividing the implied reference range for equity value of PropCo by the fully diluted shares outstanding of PropCo, which was calculated utilizing the treasury stock method based on 60.5 million shares of Pinnacle common stock outstanding, 5.4 million Pinnacle Options with a weighted average exercise price of $15.36, 1.4 million non-vested restricted stock units and 0.5 million non-vested performance stock units. This implied reference range for equity value per share for PropCo was then divided by GLPI’s share price as of July 15, 2015 of $34.82, and rounded to the nearest 0.005, to derive a reference range for the exchange ratio implied by the equity research analysts’ estimates of 0.8700 to 1.1850. Morgan Stanley noted that this implied exchange ratio reference range exceeded the exchange ratio pursuant to the merger agreement.

The estimates published by equity research analysts do not necessarily reflect the value of PropCo that would result from a trading market and these estimates are subject to uncertainties, including the future financial performance of PropCo and future financial market conditions.

Comparable Companies—PropCo

Morgan Stanley reviewed and compared certain internal financial information and ratios relating to PropCo, with equivalent publicly available data for companies that share similar business and lease characteristics with PropCo to derive an implied reference range for the enterprise value of PropCo. For this analysis, Morgan Stanley reviewed statistics for GLPI as well as the following triple-net lease REITs that are publicly traded, which it divided into “Large Cap Companies” and “Mid Cap Companies” based on the enterprise value of such companies:

Large Cap Companies

•	American Realty Capital Properties, Inc. (recently changed its name to VEREIT, Inc.)

•	National Retail Properties, Inc.

•	Realty Income Corporation

•	Spirit Realty Capital, Inc.

•	W.P. Carey Inc.

Mid Cap Companies

•	Agree Realty Corporation

•	Chambers Street Properties

•	EPR Properties

•	Getty Realty Corp.

•	Gramercy Property Trust Inc.

•	Lexington Realty Trust

•	Select Income REIT

•	STAG Industrial, Inc.

•	STORE Capital Corporation

For purposes of this analysis, Morgan Stanley analyzed the statistics for each of these companies for comparison purposes, including the ratio of enterprise value to Wall Street research consensus estimated EBITDA for calendar year 2015 and the ratio of share price to Wall Street research consensus estimated adjusted funds from operations (“AFFO”), per share for calendar year 2015. For each of the comparable companies, the ratios were calculated using such comparable company’s closing price on July 15, 2015 and was based on the most recent publicly available information and Wall Street research consensus estimates as of such date. Morgan Stanley derived a multiple range for each metric separately for each of GLPI, the Large Cap Companies and the Mid Cap Companies using the 25th and 75th percentile of the applicable comparable companies, with the percentiles for GLPI derived using the 25th percentile and the 75th percentile of the multiple range derived utilizing trading prices for GLPI common stock between March 31, 2014 until March 6, 2015, the last trading day prior to GLPI’s first public announcement of its interest in an acquisition of Pinnacle’s real property assets. Based on the results of this analysis, Morgan Stanley then applied the selected multiple ranges to PropCo’s estimated EBITDA for the calendar year 2015 of $377 million (assumed to be year 1 annual lease income) and estimated AFFO for the calendar year 2015 of $286 million (assumed to be year 1 annual lease income less estimated capital expenditures and interest payments), as applicable, and rounded to the nearest $25 million, to derive an implied reference range for the enterprise value of PropCo. Under the scenarios where the selected multiple ranges were applied to PropCo’s estimated AFFO, the resulting equity value was adjusted to reflect management’s forecast of pro forma implied net debt and accrued interest of PropCo of $2.76 billion.

The following table reflects the results of this analysis:

	Enterprise Value / 2015E EBITDA				Price / 2015E AFFO
	Multiple Range		Value Range (in $MM)		Multiple Range		Value Range (in $MM)
	Low	High	Low	High	Low	High	Low	High
GLPI	14.9x	15.5x	$5,600	$5,850	12.0x	13.2x	$5,500	$5,850
Large Cap Companies	15.0x	17.3x	$5,650	$6,525	12.1x	16.5x	$5,525	$6,775
Mid Cap Companies	12.7x	15.1x	$4,800	$5,675	11.5x	14.3x	$5,350	$6,150

Morgan Stanley then derived an implied reference range of exchange ratios implied by the above reference ranges for enterprise value. Morgan Stanley derived an implied reference range for the equity value of PropCo by subtracting the implied reference range for the enterprise value of PropCo by the pro forma implied net debt and accrued interest of PropCo of $2.76 billion. Morgan Stanley then derived an implied reference range for the equity value per share of PropCo by dividing the implied reference range for equity value of PropCo by the fully diluted shares outstanding of PropCo, which was calculated utilizing the treasury stock method based on 60.5 million shares of Pinnacle common stock outstanding, 5.4 million Pinnacle Options with a weighted average exercise price of $15.36, 1.4 million non-vested restricted stock units and 0.5 million non-vested performance stock units. This implied reference range for equity value per share for PropCo was then divided by GLPI’s share price as of July 15, 2015 of $34.82 and rounded to the nearest 0.005. The following table sets forth the results of this analysis:

	Exchange Ratios Implied By
	Enterprise Value / 2015E EBITDA		Price / 2015E AFFO
	Low	High	Low	High
GLPI	1.2400	1.3450	1.1950	1.3450
Large Cap Companies	1.2600	1.6300	1.2100	1.7400
Mid Cap Companies	0.9000	1.2700	1.1350	1.4750

Morgan Stanley compared the implied range of exchange ratios resulting from this analysis to the exchange ratio pursuant to the merger agreement and noted that the implied exchange ratios by both metrics analyzed for each set of comparable companies exceeded the exchange ratio.

No company utilized in the comparable company analysis is identical to PropCo. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond PropCo’s control such as the impact of competition on PropCo and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of PropCo or the industry, or in the financial markets in general.

Discounted Cash Flow Analysis—PropCo

Morgan Stanley performed a discounted cash flow analysis to calculate an implied reference range for enterprise values of PropCo based on the present value of the cash flows that PropCo’s business was forecasted to generate during the fiscal years ending December 31, 2016 through December 31, 2020 utilizing internal estimates of GLPI’s management, which for these purposes Morgan Stanley assumed cash flow to be equal to estimated lease income less estimated capital expenditures. Morgan Stanley derived a range of implied terminal values by applying GLPI’s range of multiples for enterprise value to estimated EBITDA for the calendar year 2015 used in “Comparable Companies—PropCo” above to GLPI’s estimated EBITDA (i.e., lease income) for the calendar year ended 2020. Present values (as of December 31, 2015) of estimated after tax cash flows and the terminal value were then calculated by Morgan Stanley using a discount rate range of 5.4% to 6.7%, which was derived based on GLPI’s weighted average cost of capital utilizing the capital asset pricing model, and the resulting enterprise values were then rounded to the nearest $25 million.

This analysis resulted in an implied reference range for enterprise values of PropCo of $5.90 billion to $6.45 billion. Morgan Stanley derived an implied reference range for the equity value of PropCo by subtracting the pro forma implied net debt and accrued interest of PropCo of $2.76 billion from the implied reference range for the enterprise value of PropCo. Morgan Stanley then derived an implied reference range for the equity value per share of PropCo by dividing the implied reference range for equity value of PropCo by the fully diluted shares outstanding of PropCo, which was calculated utilizing the treasury stock method based on 60.5 million shares of Pinnacle common stock outstanding, 5.4 million Pinnacle Options with a weighted average exercise price of $15.36, 1.4 million non-vested restricted stock units and 0.5 million non-vested performance stock units. This implied reference range for equity value per share for PropCo was then divided by GLPI’s share price as of July 15, 2015 of $34.82, and rounded to the nearest 0.005, to derive a reference range for the exchange ratio implied by this discounted cash flow analysis of 1.3650 to 1.6000. Morgan Stanley compared the implied exchange ratio reference range resulting from this analysis to the exchange ratio pursuant to the merger agreement and noted that the implied exchange ratios for this analysis exceeded the exchange ratio.

Analyses Relating to GLPI

Historical Trading Prices—GLPI

Morgan Stanley reviewed the historical trading prices for GLPI common stock and noted the high and low trading prices for three time periods: the 52 weeks prior to the March 9 public announcement of GLPI’s interest in an acquisition of Pinnacle’s real property assets, the year-to-date trading range prior to the March 9 public announcement and the period from the March 9 public announcement through July 15, 2015, and rounded to the nearest $0.25. The results of this review are as follows:

	52 Weeks Prior to March 9 Public Announcement		Year-to-Date Prior to March 9 Public Announcement		From March 9 Public Announcement through July 15, 2015
	Low	High	Low	High	Low	High
GLPI Trading Price	$27.75	$39.00	$28.25	$34.25	$34.00	$38.25

Discounted Research Analyst Price Targets—GLPI

Morgan Stanley reviewed public market trading price targets for GLPI’s common stock prepared and published by 11 equity research analysts who provided a price target for GLPI prior to July 15, 2015. Morgan Stanley reviewed the most recent price target published by each analyst prior to such date. These targets reflect each analyst’s estimate of the future public market trading price of GLPI at the time the price target was published.

Morgan Stanley then applied a discount rate of 7.0%, which represented GLPI’s cost of equity capital, to the range of public market trading price targets published by equity research analysts and rounded to the nearest $0.25.

Based on this analysis, Morgan Stanley noted that the discounted price targets from equity research analysts implied prices per share ranging from $34.00 to $39.75, as compared to the price of GLPI’s common stock as of July 15, 2015 of $34.82.

Historical Multiples Analysis—GLPI

Morgan Stanley reviewed and compared certain internal financial information relating to GLPI, with certain historic multiples reflected in the range of GLPI’s trading price during the period between March 31, 2014 and March 6, 2015, the last trading day prior to GLPI’s first public announcement of its interest in the acquisition of Pinnacle’s real property assets (the “pre-announcement period”).

For purposes of this analysis, Morgan Stanley analyzed the ratio of enterprise value to estimated EBITDA for the next twelve-month period and the ratio of share price to estimated AFFO per share for the next twelve-month period for GLPI implied by the trading price of GLPI’s common stock during the pre-announcement period. Morgan Stanley then applied a selected range for these multiples equal to the 25th percentile and 75th percentile of the multiple range, to GLPI’s estimated EBITDA for calendar year 2015 of $439 million and estimated AFFO for calendar year 2015 of $321 million, as applicable, to derive an implied reference range for the equity value of GLPI. Under the scenarios in which the selected multiple ranges were applied to GLPI’s estimated EBITDA, the resulting enterprise value was adjusted to reflect management’s forecast of net debt of $2.532 billion. Morgan Stanley then derived an implied reference range for the equity value per share of GLPI by dividing the implied reference range for equity value of GLPI by the fully diluted shares outstanding of GLPI, which was calculated utilizing the treasury stock method based on 115.8 million shares of GLPI common stock outstanding, 11.2 million GLPI options with a weighted average exercise price of $18.83, 0.5 million GLPI restricted stock awards and 1.1 million GLPI performance-based restricted stock awards, and rounded to the nearest $0.25. The following table sets forth the results of this analysis:

	GLPI Equity Value Per Share
	Low	High
EV/2015E EBITDA	$32.50	$34.75
Price /2015E AFFO	$31.75	$34.75

Morgan Stanley compared the implied equity value per share reference range for GLPI resulting from this analysis to GLPI’s share price of $34.82 on July 15, 2015 and noted that the share price exceeded, the implied equity value per share reference range.

Comparable Public Companies—GLPI

Morgan Stanley reviewed and compared certain internal financial information and ratios relating to GLPI, with equivalent publicly available data for companies that share similar business and lease characteristics with GLPI to derive an implied equity value reference range for GLPI. For this analysis, Morgan Stanley reviewed statistics for two sets of publicly-traded triple-net lease REITs, the “Large Cap Companies” and the “Mid Cap Companies” set forth under “Comparable Companies—PropCo” above.

For purposes of this analysis, Morgan Stanley analyzed the ratio of enterprise value to Wall Street research consensus estimated EBITDA for calendar year 2015 and the ratio of share price to Wall Street research consensus estimated AFFO per share for calendar year 2015 for each of these companies that are described above under “Comparable Public Companies—PropCo.” Morgan Stanley then applied the same selected range for these multiples used above under “Comparable Public Companies—PropCo” of the 25th percentile to the 75th percentile to GLPI’s estimated EBITDA for the calendar year 2015 of $439 million and estimated AFFO for the calendar year 2015 of $321 million, as applicable, to derive an implied reference range for the equity value of GLPI. Under the scenarios in which the selected multiple ranges were applied to GLPI’s estimated EBITDA, the resulting enterprise value was adjusted to reflect management’s forecast of net debt of $2.532 billion. Morgan Stanley then derived an implied reference range for the equity value per share of GLPI by dividing the implied reference range for equity value of GLPI by the fully diluted shares outstanding of GLPI, which was calculated utilizing the treasury stock method based on 115.8 million shares of GLPI common stock outstanding, 11.2 million GLPI options with a weighted average exercise price of $18.83, 0.5 million GLPI restricted stock awards and 1.1 million GLPI performance-based restricted stock awards, and rounded to the nearest $0.25. The following table sets forth the results of this analysis:

	Large Cap Companies		Mid Cap Companies
	Range		Range
	Low	High	Low	High
EV/2015E EBITDA	$33.00	$41.00	$25.50	$38.25
Price /2015E AFFO	$31.75	$42.75	$30.25	$37.50

Morgan Stanley compared the implied equity value per share reference range for GLPI resulting from this analysis to GLPI’s price of $34.82 on July 15, 2015 and noted that both share prices generally fell within, or exceeded, the implied equity value per share reference range.

No company utilized in the comparable company analysis is identical to GLPI. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond GLPI’s control such as the impact of competition on GLPI and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of GLPI or the industry, or in the financial markets in general.

Dividend Discount Analysis—GLPI

Morgan Stanley performed a dividend discount analysis of GLPI’s future estimated dividends per share to calculate a reference range of implied equity values per share for GLPI based on the present value of the dividends per share that GLPI forecasted between June 30, 2015 through December 31, 2018 utilizing internal estimates of GLPI’s management, which estimated an annual dividend range of $2.15 – $2.18 per share and $1.04 for the six months ended December 31, 2015. Morgan Stanley derived a range of implied terminal values by applying GLPI’s range of multiples for price to estimated AFFO per share for the next twelve month period used in “Comparable Companies—PropCo” above to GLPI’s estimated AFFO per share for the calendar year ended 2019. Present values (as of June 30, 2015) of dividends per share and the terminal value were then calculated by Morgan Stanley using a discount rate range of 6.0% to 8.0%, representing a 1.0% range around GLPI’s cost of equity capital and then rounded to the nearest $0.25.

This analysis resulted in an implied equity value per share reference range for GLPI of $30.25 to $35.00. Morgan Stanley compared the implied equity value per share reference range resulting from this analysis to GLPI’s price of $34.82 on July 15, 2015 and noted that the share prices fell within the high end of the implied equity value per share reference range.

General

In connection with the review of the proposed transactions by the GLPI board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of these analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Pinnacle, PropCo or GLPI.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Pinnacle and GLPI. These include, among other things, the impact of competition on the businesses of Pinnacle, PropCo and GLPI and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of PropCo and GLPI and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to GLPI of the exchange ratio pursuant to the merger agreement, and in connection with the delivery of its opinion to the GLPI board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of GLPI common stock might actually trade following consummation of the transactions or at any time.

The exchange ratio was determined through arm’s-length negotiations between Pinnacle and GLPI and was approved by the GLPI board of directors. Morgan Stanley did not recommend any specific exchange ratio to GLPI, nor that any specific exchange ratio constituted the only appropriate exchange ratio for the transactions. Morgan Stanley’s opinion did not address the relative merits of the transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor did it address the underlying business decision of GLPI to enter into the merger agreement. In addition, Morgan Stanley’s opinion was not intended to, and does not, in any manner, address the prices at which GLPI common stock might trade following consummation of the transactions or at any time and Morgan Stanley expressed no opinion or recommendation as to how GLPI shareholders should vote at the GLPI special meeting.

Morgan Stanley’s opinion and its oral presentation to the GLPI board of directors was one of many factors taken into consideration by the GLPI board of directors in deciding to approve the merger agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the GLPI board of directors with respect to the exchange ratio pursuant to the merger agreement or of whether the GLPI board of directors would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of its customers, in debt or equity securities or loans of GLPI, Pinnacle, PropCo, OpCo or any other company, or any currency or commodity, that may be involved in the transactions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the GLPI board of directors with financial advisory services and a financial opinion described in this section and attached to this joint proxy statement/prospectus as Annex B in connection with the transactions and GLPI has agreed to pay Morgan Stanley (i) an opinion fee of $2 million, which was paid when the opinion was delivered and is creditable against the base contingent fee, (ii) a base contingent fee of $12.0 million for its services and (iii) a discretionary fee of $5.0 million. The base contingent fee and discretionary fee are payable upon and are contingent upon the consummation of the transactions. GLPI has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred from time to time in connection with providing its professional services, including reasonable fees of outside counsel and other professional advisors, incurred in performing its services. In addition, GLPI has agreed to indemnify Morgan Stanley, its affiliates, its officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to GLPI or Pinnacle for which Morgan Stanley has received fees. Morgan Stanley may seek to provide financial advisory and financing services to GLPI and OpCo and their affiliates in the future and would expect to receive fees for the rendering of those services.

Opinion of Pinnacle’s Financial Advisor

On July 20, 2015, at a meeting of the board of directors of Pinnacle, Goldman Sachs rendered to the board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of July 20, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio of 0.85 shares of GLPI common stock to be paid for each outstanding share of Pinnacle common stock, which is referred to as the “Exchange Ratio,” pursuant to the merger agreement was fair from a financial point of view to the holders (other than GLPI and its affiliates) of shares of Pinnacle common stock.

The full text of the written opinion of Goldman Sachs, dated July 20, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Pinnacle in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of Pinnacle common stock should vote with respect to the proposed transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement and the spin-off agreements;

•	annual reports to stockholders and Annual Reports on Form 10-K of Pinnacle for the five years ended December 31, 2014;

•	annual reports to shareholders and Annual Reports on Form 10-K of GLPI for the two years ended December 31, 2014 and GLPI’s Registration Statement on Form S-11 (333-188608), including the prospectus contained therein dated October 9, 2013 relating to the distribution of shares of GLPI common stock to the shareholders of Penn National Gaming, Inc.;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pinnacle and GLPI;

•	certain other communications from Pinnacle and GLPI to their respective stockholders;

•	certain publicly available research analyst reports for Pinnacle and GLPI; and

•

certain internal financial analyses and forecasts for Pinnacle, which include certain internal financial analyses and forecasts for the real estate business remaining with Pinnacle immediately after the contemplated spin-off of OpCo, which is referred to as “Real Estate Business” and for OpCo, prepared by Pinnacle’s management and for GLPI on a stand-alone basis and pro forma for the proposed transaction prepared by its management, as adjusted and adopted by Pinnacle’s management, in each case, as approved for Goldman Sachs’ use by Pinnacle, which is collectively referred to as the “Forecasts”.

Goldman Sachs held discussions with members of the senior management teams of Pinnacle and GLPI regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed merger and the past and current business operations and financial condition of Pinnacle, the Real Estate Business, the business to be conducted by OpCo and GLPI and the future prospects of the Real Estate Business, OpCo and GLPI; reviewed the reported price and trading activity Pinnacle common stock and the GLPI common stock; compared certain financial and stock market information for Pinnacle and GLPI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the net lease REIT industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the consent of Pinnacle, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of Pinnacle that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Pinnacle. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pinnacle, OpCo or GLPI or any of their respective subsidiaries or the Real Estate Business, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction would be obtained without any adverse effect on Pinnacle, the Real Estate Business, OpCo or GLPI or on the expected benefits of the proposed transaction in any way meaningful to its analysis. Goldman Sachs assumed that the proposed transaction will be consummated on the terms set forth in the merger agreement and the spin-off agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Pinnacle to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to Pinnacle; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than GLPI and its affiliates) of shares of Pinnacle common stock, as of the date of the opinion, of the Exchange Ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement, or the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or the spin-off agreements or entered into or amended in connection with the proposed transaction, including, the spin-off agreements or the transactions contemplated thereby, the fairness of the proposed transaction (or any aspect thereof) to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pinnacle; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pinnacle, or class of such persons, in connection with the proposed transaction, whether relative to the Exchange Ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of GLPI common stock, the shares of Pinnacle common stock or the shares of OpCo common stock will trade at any time or as to the impact of the proposed transaction on the solvency or viability of Pinnacle, OpCo, the Real Estate Business, GLPI or the ability of Pinnacle, OpCo, the Real Estate Business or GLPI to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the board of directors of Pinnacle in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holder of shares of Company common stock should vote with respect to the proposed transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman, Sachs & Co.

The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Pinnacle on July 20, 2015 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 20, 2015 and is not necessarily indicative of current market conditions.

Illustrative Future Share Price Analyses

Goldman Sachs calculated illustrative future values as of each of January 1, 2017, 2018 and 2019 of (i) a share of Pinnacle (ex Pinnacle PropCo), (ii) a share of Pinnacle PropCo (as defined below) and (iii) a share of Pinnacle (ex Pinnacle PropCo) and a share of Pinnacle PropCo together, assuming a tax-free distribution by Pinnacle to its stockholders on December 31, 2016 of all of the shares of a company holding the Real Estate Business, which is referred to as “Pinnacle PropCo” (and one share of Pinnacle PropCo distributed in respect of each outstanding share of Pinnacle), which is referred to as the “Pinnacle PropCo Spin-off Scenario”.

Goldman Sachs also calculated illustrative future values as of each January 1, 2017, 2018 and 2019 of (i) a share of OpCo common stock; (ii) 0.85 of a share of common stock of GLPI, after giving effect to the proposed merger, which is referred to as “pro forma GLPI”, and (iii) a share of OpCo common stock and 0.85 of a share of common stock of pro forma GLPI together, assuming consummation of the proposed transaction as of March 31, 2016, which is referred to as the “Transaction Scenario.”

For purposes of this analysis, Goldman Sachs calculated illustrative future values as follows:

•	with respect to Pinnacle (ex Pinnacle PropCo) and OpCo, Goldman Sachs applied an illustrative forward multiple of 7.0x earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA,” to the estimate of EBITDA for the applicable year for Pinnacle (ex Pinnacle PropCo) or OpCo, as applicable, as reflected in the Forecasts, subtracting the estimated amount of net debt of Pinnacle (ex Pinnacle PropCo) or OpCo, as applicable, as of the applicable illustrative valuation date, as reflected in the Forecasts, and dividing the result by the total number of fully diluted shares of Pinnacle (ex Pinnacle PropCo) or OpCo common stock estimated to be outstanding as of as of the applicable illustrative valuation date, as provided by Pinnacle management;

•	with respect to Pinnacle PropCo, Goldman Sachs applied an illustrative forward EBITDA multiple of 13.7x to the estimate of EBITDA for the applicable year for Pinnacle PropCo, as reflected in the Forecasts, subtracting the estimated amount of net debt of Pinnacle PropCo as of the applicable illustrative valuation date, as reflected in the Forecasts, and dividing the result by the total number of fully diluted shares of Pinnacle PropCo estimated to be outstanding as of the applicable illustrative valuation date, as provided by Pinnacle management; the estimated amounts of net debt and the estimated number of fully diluted shares of Pinnacle PropCo outstanding as of the applicable illustrative valuation dates reflected an assumed initial public offering of shares of PropCo prior to any distribution of the shares of Pinnacle PropCo; and

•	with respect to pro forma GLPI, Goldman Sachs applied an illustrative forward EBITDA multiple of 14.7x to the estimate of EBITDA for the applicable year for pro forma GLPI, as reflected in the Forecasts, subtracting the estimated amount of net debt of pro forma GLPI as of the applicable illustrative valuation date, as reflected in the Forecasts, dividing the result by the total number of fully diluted shares of pro forma GLPI estimated to be outstanding as of the applicable illustrative valuation date, as provided by Pinnacle management, and multiplying this result by 0.85.

The following summarizes and compares the ranges of illustrative future values per share over the period from January 1, 2017 through January 1, 2019 derived from the foregoing analyses under the Pinnacle Spin-Off Scenario and under the Transaction Scenario:

Ranges of Illustrative Future Values per Share
	Pinnacle PropCo Spin-Off Scenario	Transaction Scenario
Pinnacle (ex PropCo) / OpCo	$21.04 – $27.48	$20.49 – $26.67
Pinnacle PropCo / 0.85 Pro forma GLPI	$28.59 – $31.68	$32.37 – $33.64
Total Value	$48.17 – $59.16	$52.86 – $60.40

Illustrative Discounted Cash Flow and Implied Exchange Ratio Analyses

Goldman Sachs performed illustrative discounted cash flow analyses for each of GLPI on a stand-alone basis and for Pinnacle (ex OpCo), in each case using the Forecasts.

Applying discount rates ranging from 6.0% to 8.0% (with a midpoint discount rate of 7.0%), reflecting estimates of the cost of equity for GLPI, Goldman Sachs derived a range of illustrative values per share of common stock of GLPI on a stand-alone basis by discounting to present value as of March 31, 2016 (a) the dividends per share estimated to be paid by GLPI during the last nine months of 2016 and during 2017 through 2019, as reflected in the Forecasts, and (b) an illustrative terminal value per share at the end of 2019 (derived by applying illustrative equity perpetuity growth rates ranging from 2.0% to 3.0% (with a midpoint equity perpetuity growth rate of 2.5%) to an estimate of terminal year adjusted funds from operations per share, as reflected in the Forecasts). The illustrative values per share of common stock of GLPI on a stand-alone basis derived by Goldman Sachs ranged from $42.54 to $83.60 (with a midpoint illustrative present value per share of $56.29).

Applying discount rates ranging from 5.4% to 7.4% (with a midpoint discount rate of 6.4%), reflecting estimates of the weighted average cost of capital for Pinnacle (ex OpCo), Goldman Sachs derived a range of illustrative enterprise values for Pinnacle (ex OpCo) by discounting to present value as of March 31, 2016 (a) the unlevered free cash flows estimated to be generated by Pinnacle (ex OpCo) for the last nine months of 2016 and for 2017 through 2019, as reflected in the Forecasts and (b) an illustrative terminal value for Pinnacle (ex OpCo) at the end of 2019 (derived by applying illustrative unlevered perpetuity growth rates ranging from 0.5% to 1.5% (with a midpoint unlevered perpetuity growth rate of 1.0%) to an estimate of terminal year unlevered free cash flow for Pinnacle (OpCo), as reflected in the Forecasts). Goldman Sachs derived a range of illustrative equity values for Pinnacle (ex OpCo), by subtracting from the range of illustrative enterprise values it derived an estimate of the net debt of Pinnacle (ex OpCo) as of March 31, 2016, as reflected in the Forecasts, which reflected cash assumed to be generated from a public offering of shares of Pinnacle. Goldman Sachs then divided the range of illustrative equity values it derived for Pinnacle (ex OpCo) by the total number of fully diluted shares of Pinnacle common stock anticipated to be outstanding as of March 31, 2016, including the shares to be issued in the assumed public offering, as provided by the Company’s management, to derive illustrative present values for the shares of common stock of Pinnacle (ex OpCo) ranging from $34.47 to $74.42 (with a midpoint illustrative present value per share of $48.93).

Goldman Sachs compared a range of illustrative present values for the shares of common stock of Pinnacle (ex OpCo) derived as described above, but applying a midpoint unlevered discount rate of 6.4%, to a range of illustrative present values for the shares of common stock of GLPI on a stand-alone basis derived as described above, but applying a midpoint levered discount rate of 7.0%, to derive implied exchange ratios ranging from 0.70x to 1.07x (with a midpoint implied exchange ratio of 0.87x).

Illustrative Discounted Cash Flow and Illustrative Get/Give Analyses

Applying discount rates ranging from 6.0% to 8.0% (with a midpoint discount rate of 7.0%), reflecting estimates of the cost of equity for GLPI, Goldman Sachs derived a range of illustrative values per share of common stock of GLPI on a pro forma basis after giving effect to the proposed transaction by discounting to present value as of March 31, 2016 (a) the dividends per share estimated to be paid by GLPI on a pro forma basis during the last nine months of 2016 and during 2017 through 2019, as reflected in the Forecasts, and (b) an illustrative terminal value per share at the end of 2019 (derived by applying illustrative equity perpetuity growth rates ranging from 2.0% to 3.0% (with a midpoint equity perpetuity growth rate of 2.5%) to an estimate of terminal year adjusted funds from operations per share, as reflected in the Forecasts). The illustrative values per share of common stock of GLPI on a pro forma basis derived by Goldman Sachs ranged from $47.03 to $91.25 (with a midpoint illustrative present value per share of $61.84). Goldman Sachs multiplied this range of illustrative values per share by 0.85 to derive a range of illustrative values for the Exchange Ratio ranging from $39.97 to $77.56 (with a midpoint of $52.56).

Goldman Sachs then compared a range of illustrative present values for the shares of common stock of Pinnacle (ex OpCo) derived as described above under “—Illustrative Discounted Cash Flow and Implied Exchange Ratio Analyses” applying a midpoint discount rate of 6.4%, to a range of illustrative present values of 0.85 of a share of common stock of GLPI on a pro forma basis derived as described above, but applying a midpoint discount rate of 7.0%, to derive implied ratios ranging from 0.87x to 1.33x (with an midpoint implied ratio of 1.07x).

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Pinnacle as to the fairness from a financial point of view to the holders of Pinnacle common stock (other than GLPI and its affiliates), as of the date of the opinion, of the Exchange Ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Pinnacle, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Exchange Ratio was determined through arm’s-length negotiations between Pinnacle and GLPI and was approved by the board of directors of Pinnacle. Goldman Sachs provided advice to Pinnacle during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio or amount of consideration to Pinnacle or that any specific exchange ratio or amount of consideration constituted the only appropriate exchange ratio or consideration for the proposed merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the board of directors of Pinnacle in considering the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the board of directors of Pinnacle and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Pinnacle, GLPI, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed transaction. Goldman Sachs has acted as financial advisor to Pinnacle in connection with, and have participated in certain of the negotiations leading to, the proposed transaction. Goldman Sachs expects to receive fees for its services in connection with the proposed transaction, all of which are contingent upon consummation of the merger, and Pinnacle has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. At Pinnacle’s request, an affiliate of Goldman Sachs entered into financing commitments to provide a subsidiary of OpCo with a revolving credit facility and a term loan in connection with the consummation of the proposed transaction, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman Sachs will receive customary fees. Goldman Sachs has provided certain financial advisory and/or underwriting services to Pinnacle and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as the Company’s financial advisor in connection with its acquisition of Ameristar Casinos, Inc., closed in August 2013; as joint lead bookrunning manager with respect to a private placement of 6.375% Senior Notes due 2021 of a subsidiary of Pinnacle (aggregate principal amount $850 million) in August 2013; as a joint lead arranger and joint bookrunning manager in connection with a credit facility entered into by Pinnacle in August 2013 providing for term loans (aggregate principal amount $1,600 million) and a revolving credit commitment (aggregate principal amount $1,000 million); and as Pinnacle’s financial advisor in connection with the sale of the Lumiere Place Casino and Hotels closed in April 2014. Goldman Sachs also has provided certain financial advisory and/or underwriting services to GLPI and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a joint lead arranger in connection with a credit facility entered into by a subsidiary of GLPI in October 2013 providing for a term loan (aggregate principal amount $300 million) and a revolving credit commitment (aggregate principal amount $700 million); as joint bookrunning manager with respect to a private placement of 4.375% Senior Notes due 2018 of a subsidiary of GLPI (aggregate principal amount $550 million) in October 2013; as joint bookrunning manager with respect to a private placement of 4.875% Senior Notes due 2020 of a subsidiary of GLPI (aggregate principal amount $1,000 million) in October 2013; and as joint bookrunning manager with respect to a private placement of 5.375% Senior Notes due 2023 of a subsidiary of GLPI (aggregate principal amount $500 million) in October 2013. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Pinnacle, GLPI, OpCo and their respective affiliates for which its Investment Banking Division may receive compensation.

Pinnacle selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement, dated July 18, 2015, Pinnacle engaged Goldman Sachs to act as its financial advisor in connection with the proposed transaction. Pursuant to the terms of this engagement letter, Pinnacle agreed to pay Goldman Sachs fees of $25 million, all of which is contingent upon the closing of the proposed transaction plus a discretionary fee in an amount to be determined at Pinnacle’s sole discretion. In addition, Pinnacle agreed to reimburse Goldman Sachs for certain of its expenses and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Financing of the Transactions

Pinnacle’s Financing

Pinnacle anticipates that the total amount of funds necessary for OpCo to pay the OpCo Cash Payment and to pay transaction fees and expenses will be approximately $975 million, which amount is subject to adjustment as further described in “The Merger Agreement—The Separation and Distribution Agreement.” This amount will be funded through either (but not both) (i) the Pinnacle Bridge Facility or (ii) the Pinnacle Takeout Facilities, together with the proceeds from any Pinnacle Notes. Remaining amounts under the Bridge Revolving Credit Facility or the Takeout Revolving Credit Facility, as applicable, will be used for general corporate purposes of OpCo, including, without limitation, permitted acquisitions or dividends.

Pursuant to the Pinnacle Bridge Commitment Letter for the Pinnacle Bridge Facility, Pinnacle received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility and a $200 million senior secured 364-day revolving credit facility. The borrower under the Pinnacle Bridge Facility will be OpCo and the obligations of OpCo under the Pinnacle Bridge Facility will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions.

Pursuant to the Pinnacle Takeout Commitment Letter for the Pinnacle Takeout Facilities, Pinnacle received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility and (ii) $400 million senior secured revolving credit facility. The lenders under the Pinnacle Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at the election of OpCo, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions, as further described in the Pinnacle Takeout Commitment Letter. The borrower under the Pinnacle Takeout Facilities will be OpCo and the obligations of OpCo under the Pinnacle Takeout Facilities will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions. As noted in the Pinnacle Takeout Commitment Letter, it is anticipated that OpCo will also issue Pinnacle Notes in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Pinnacle Notes may, at the election of OpCo, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Pinnacle Takeout Commitment Letter. Both the issuance of the Pinnacle Notes and the receipt by the Pinnacle Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Pinnacle Takeout Facilities.

Further, the Pinnacle Notes are only contemplated in connection with the Pinnacle Takeout Facilities. At this time, Pinnacle has not yet determined which of the two commitments described above will be utilized to provide the debt financing required to consummate the proposed transactions because such determination will be dependent on future market conditions. However, Pinnacle intends to use the Pinnacle Takeout Facilities if market conditions are favorable at the time of the distribution and not use the Pinnacle Bridge Facility.

The commitment of the Pinnacle Bridge Commitment Parties under the Pinnacle Bridge Commitment Letter and the commitment of the Pinnacle Takeout Commitment Parties under the Pinnacle Takeout Commitment Letter each expire upon the earliest to occur of (i) 5:00 p.m. (New York City time) on April 30, 2016, unless GLPI elects to extend the end date in which case such date shall be extended to 5:00 p.m. (New York City time) on June 30, 2016, (ii) the termination of the merger agreement without the closing of the merger, (iii) the consummation of the merger and the spin-off without the funding of the Pinnacle Bridge Facility or the Pinnacle Takeout Facilities, as applicable, on the date of such consummation and (iv) the end date.

If any portion of the Pinnacle Bridge Facility becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated by the Pinnacle Bridge Commitment Letter (other than as a result of the Pinnacle Takeout Facilities), the merger agreement requires Pinnacle to promptly notify GLPI thereof and use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions not less favorable to Pinnacle than the Pinnacle Bridge Commitment Letter, in an amount sufficient to make the OpCo Cash Payment at closing and otherwise on terms not materially less beneficial to Pinnacle.

The availability of the Pinnacle Bridge Facility is subject, among other things, to:

•	consummation of the spin-off substantially concurrently with the initial funding of the Pinnacle Bridge Facility in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the Pinnacle Bridge Facility (the “Pinnacle Bridge Lenders”), unless approved by the Pinnacle Bridge Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	execution and delivery by the borrower, and the other loan parties and the Pinnacle Bridge Lenders of definitive documentation with respect to the Pinnacle Bridge Facility consistent with the Pinnacle Bridge Commitment Letter;

•	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Pinnacle Bridge Lenders, unless approved by the Pinnacle Bridge Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	solvency of the borrower and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding Pinnacle and its subsidiaries;

•	delivery of pro forma financials of the borrower and its subsidiaries;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the Pinnacle Bridge Lenders regarding the borrower and the guarantors;

•	the accuracy of certain limited representations and warranties; and

•	the closing date not occurring prior to November 20, 2015.

The availability of the Pinnacle Takeout Facilities are subject, among other things, to:

•	consummation of the spin-off substantially concurrently with the initial funding of the Pinnacle Takeout Facilities in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the Pinnacle Takeout Facilities (the “Pinnacle Takeout Lenders”), unless approved by the Pinnacle Takeout Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	execution and delivery by the borrower, and the other loan parties and the Pinnacle Takeout Lenders of definitive documentation with respect to the Pinnacle Takeout Facilities consistent with the Pinnacle Takeout Commitment Letter;

•	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Pinnacle Takeout Lenders, unless approved by the Pinnacle Takeout Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	solvency of the borrower and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding Pinnacle and its subsidiaries;

•	delivery of pro forma financials of the borrower and its subsidiaries;

•	issuance of the Pinnacle Notes in an aggregate gross principal amount of $300 million and receipt of $350 million in aggregate principal amount of commitments from lenders for the Term Loan B Facility; provided that, OpCo may, in its sole discretion, increase or decrease the Term Loan B Facility by up to $125 million and increase or decrease the Pinnacle Notes by up to $125 million, so long as after giving effect to such increases and/or decreases the aggregate amount of the Pinnacle Notes and Term Loan B Facility are equal to at least $575 million and do not exceed $650 million;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the Pinnacle Lenders regarding the borrower and the guarantors;

•	the accuracy of certain limited representations and warranties; and

•	the closing date not occurring prior to November 20, 2015.

For more information, see “The Merger Agreement—Financing Efforts—Pinnacle’s Financing.”

GLPI’s Financing

GLPI anticipates that the total amount of funds necessary to finance the transactions and to pay transaction fees and expenses will be approximately $3.1 billion. This amount is expected to be funded through one or more of the following sources: available cash on hand, the issuance and sale by GLP Capital, L.P. (“GLP Capital”) and GLP Financing II, Inc. of senior unsecured notes, the issuance and sale by GLPI of common equity interests and borrowings under the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver (each defined below).

In connection with the transactions, GLPI has entered into an amended and restated commitment letter dated July 31, 2015 (the “GLPI Commitment Letter”) with the GLPI Commitment Parties to provide debt financing in connection with the transactions. Pursuant to the GLPI Commitment Letter, the GLPI Commitment Parties have committed to provide a $1.875 billion senior unsecured 364-day term loan bridge facility (the “GLPI Bridge Facility”).

The commitment of the GLPI Commitment Parties under the GLPI Commitment Letter expires upon the earliest to occur of (i) 11:59 p.m. (New York City time) on March 31, 2016, unless GLPI elects the “end date extension” (as defined in the merger agreement) in which case such date shall be extended to 11:59 p.m. (New York City time) on June 30, 2016, (ii) the closing of the merger either (a) without the use of the GLPI Bridge Facility or (b) if the GLPI Bridge Facility is intended to be used, the execution of the definitive credit documentation and the funding of the loans thereunder, (iii) the termination of the merger agreement in accordance with its terms and (iv) as to the portion of the commitments to be reduced on certain automatic reduction events in accordance with the terms of the GLPI Commitment Letter, upon such events.

In connection with the transactions, GLP Capital has entered into Amendment No. 1 (the “Credit Agreement Amendment”) dated July 31, 2015 to the Credit Agreement dated as of October 28, 2013 among GLP Capital, the several banks and other financial institutions or entities party thereto, and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement Amendment provides incremental term loan commitments in an aggregate committed amount of $825 million subject to limited conditionality (the “GLPI Limited Conditionality Incremental Term Facility”). The Credit Agreement Amendment also provides for revolving loans in a principal amount not to exceed $411 million borrowed in connection with the transactions to be subject to the same limited conditionality as the incremental term loans (the “GLPI Limited Conditionality Revolver”).

The availability of the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver is subject to, among other things, to:

•	subject to certain disclosures, since January 1, 2015, through the date of the merger agreement that there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the merger agreement). Since the date of the merger agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the merger agreement);

•	consummation of the acquisition with or substantially concurrently with the initial borrowing under the relevant facility in accordance with the terms of the merger agreement, without any amendments modifications or waivers or consents of GLPI that are materially adverse to the interests of the relevant lenders, unless approved by the arrangers of the relevant facility (such approval not to be unreasonably withheld, conditioned or delayed);

•	subject to the certain funds provisions, execution and delivery by the borrower, the other loan party and the lenders thereunder of definitive documentation with respect to the GLPI Bridge Facility consistent with the GLPI Commitment Letter;

•	solvency of GLPI and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding GLPI and the acquired business;

•	delivery of pro forma financials in customary form for inclusion in an information memorandum;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the lenders thereunder;

•	the accuracy of certain limited representations and warranties; and

•	the repayment or redemption of certain existing debt of the acquired business shall have been or substantially concurrently with the initial funding of the relevant facility shall be consummated or arrangements for such repayment or redemption shall have been established substantially concurrently with the initial funding of the relevant facility.

GLPI or its subsidiaries may elect to enter into long-term debt financing instead of funding loans in connection with the GLPI Bridge Facility. Such long-term debt financing could consist of senior unsecured notes of certain subsidiaries of GLPI. Any determination to enter into alternative debt financing will be based on, among other items, market conditions at the time such debt financing would be syndicated, placed or incurred. There can be no assurances as to the terms of such debt financing.

Interests of Certain Pinnacle Persons in the Merger

When considering the recommendation of Pinnacle’s board of directors with respect to the merger, you should be aware that Pinnacle’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Pinnacle’s stockholders generally. Pinnacle’s board of directors was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Pinnacle stockholders vote for the adoption of the merger agreement at the Pinnacle special meeting.

Insurance and Indemnification of Directors and Executive Officers

GLPI and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses or omissions occurring at or prior to the effective time of the merger (whether asserted before or after the effective time), now existing in favor of current or former directors, officers, employees of Pinnacle or its subsidiaries as provided in their respective organizational documents will survive the merger and continue to be in full force and effect. The surviving company will (and GLPI will cause the surviving company to) indemnify and hold harmless (and advance funds in respect thereof) each current and former director, officer or employee of Pinnacle and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Pinnacle each case against any costs or expenses (subject to certain conditions) arising out of, relating to or in connection with any action or omission by them in their official capacities occurring or alleged to have occurred whether commenced before or after the closing of the merger. The surviving company will (and GLPI will cause the surviving company to), for a period of six years from the closing of the merger, maintain in effect (to the fullest extent permitted under applicable law) any and all exculpation, indemnification and advancement of expenses provisions of Pinnacle’s certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the closing of the merger or in indemnification agreements of Pinnacle with their respective current or former directors, officers or employees in effect immediately prior to the closing of the merger, and may not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the closing of the merger were current or former directors, officers or employees of Pinnacle (subject to certain conditions).

The merger agreement also provides that prior to the effective time of the merger, Pinnacle (with GLPI’s consent) or GLPI, at GLPI’s cost, may purchase a six year “tail” prepaid policy on the same terms and conditions as GLPI would be required to cause the surviving company and its subsidiaries to purchase as discussed below. Pinnacle’s ability to purchase a “tail” policy is subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Pinnacle for its existing directors’ and officers’ liability insurance and fiduciary insurance as of the date of the merger agreement. If such a “tail” policy is not purchased prior to the effective time, for at least six years after the effective time, GLPI will maintain coverage currently provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance by Pinnacle or provide substitute policies for Pinnacle and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently in effect, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising prior to the closing of the merger (subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Pinnacle).

Treatment of Pinnacle Long-Term Incentive Compensation

Treatment of Pinnacle Stock Options Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle stock option (including any Pinnacle stock option held by an executive officer or non-employee director), whether vested or unvested, that was granted on or prior to July 16, 2015 and that is outstanding immediately prior to the time of distribution will be converted into two separate stock option awards, an adjusted Pinnacle stock option (an “Adjusted Pinnacle Option”) and an OpCo stock option (an “OpCo Option”).

The number of shares of Pinnacle common stock subject to each Adjusted Pinnacle Option will be equal to the number of shares of Pinnacle common stock underlying the Pinnacle stock option immediately prior to the time of distribution. The per share exercise price of each Adjusted Pinnacle Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the per share closing trading price of Pinnacle common stock, as traded on an ex-distribution basis on the last trading day immediately preceding the time of distribution (the “Opening Pinnacle Stock Price”), and the denominator of which will be the per share closing trading price of Pinnacle common stock trading on the “regular way” basis on the last trading day immediately preceding the time of distribution (the “Closing Pinnacle Stock Price”).

The number of shares of OpCo common stock subject to each OpCo Option will be equal to the number of shares of Pinnacle common stock subject to the Pinnacle stock option immediately prior to the time of distribution multiplied by the distribution ratio and rounded down to the nearest whole share. The per share exercise price of each OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the per share closing “when-issued” trading price of OpCo common stock on the last trading day immediately preceding the time of distribution (the “Opening OpCo Stock Price”) and the denominator of which will be the Closing Pinnacle Stock Price.

Upon completion of the merger, each Adjusted Pinnacle Option (including any Adjusted Pinnacle Option held by an executive officer or non-employee director), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested and will be cancelled and converted into the right to receive a number of shares of GLPI common stock (rounded down to the nearest whole share) having an aggregate value equal to the intrinsic value of the Adjusted Pinnacle Option. Following the distribution, each OpCo Option will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle stock option immediately prior to the distribution.

Treatment of Pinnacle Stock Options Granted After July 16, 2015

At the time of distribution, each Pinnacle stock option (including any Pinnacle stock option held by an executive officer or non-employee director) that is outstanding and was granted after July 16, 2015 (an “Exempt Option”) will be converted into an adjusted OpCo Option (an “Adjusted OpCo Option”) on the same terms and conditions as were applicable to each such Exempt Option immediately prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo Option will be equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt Option multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price. The per share exercise price of each Adjusted OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Exempt Option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the Opening OpCo Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

Treatment of Pinnacle RSUs Granted On or Prior to July 16, 2015

At the time of distribution, the holder of each Pinnacle restricted stock unit (including any Pinnacle restricted stock unit held by an executive officer or non-employee director) (including each phantom stock unit, restricted stock unit, other stock unit, performance share, director other stock unit, deferred share and any other similar instrument) granted on or prior to July 16, 2015 (an “Adjusted Pinnacle RSU”), will receive one OpCo restricted stock unit award (an “OpCo RSU”).

Upon completion of the merger, each Adjusted Pinnacle RSU (including any Adjusted Pinnacle RSU held by an executive officer or non-employee director), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive, in respect of each share of Pinnacle common stock underlying such Adjusted Pinnacle RSU, the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the exchange ratio. Following the distribution, each OpCo RSU will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle restricted stock unit award immediately prior to the distribution.

Treatment of Pinnacle RSUs Granted After July 16, 2015

At the time of distribution, each Pinnacle restricted stock unit (including any Pinnacle restricted stock unit held by an executive officer or non-employee director) (including each phantom stock unit award, restricted stock unit award, other stock unit award, performance share grant, director other stock unit award, deferred share and any other similar instrument) that is outstanding and was granted after July 16, 2015 (an “Exempt RSU”) will be converted into an adjusted OpCo restricted stock unit (an “Adjusted OpCo RSU”) on the same terms and conditions as were applicable to each such Exempt RSU prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo RSU will be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt RSU multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price.

Treatment of Pinnacle PUAs Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle cash performance unit (including any Pinnacle cash performance unit held by an executive officer or non-employee director), whether vested or unvested, that was granted on or prior to July 16, 2015, and that is outstanding immediately prior to the time of distribution will be converted into two separate cash performance unit awards, an adjusted Pinnacle cash performance unit (an “Adjusted Pinnacle PUA”) and an OpCo performance unit (an “OpCo Performance Unit”), based on the relative equity value of Pinnacle and OpCo.

The number of Pinnacle cash performance units subject to each Adjusted Pinnacle PUA (rounded to the nearest whole dollar) will be equal to the number of Pinnacle cash performance units outstanding immediately prior to the time of distribution multiplied by a fraction, the numerator of which will be the Opening Pinnacle Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

The number of OpCo cash performance units subject to each OpCo Performance Unit will be equal to the number of Pinnacle cash performance units subject to the corresponding Pinnacle cash performance unit award outstanding immediately prior to the time of distribution minus the number of Pinnacle cash performance units subject to the corresponding Adjusted Pinnacle PUA.

Upon completion of the merger, each Adjusted Pinnacle PUA (including any Adjusted Pinnacle PUA held by an executive officer or non-employee director), whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the aggregate dollar value of the Adjusted Pinnacle PUA divided by the value of GLPI common stock at the time of the closing. Following the distribution, each OpCo Performance Unit will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle cash performance unit award immediately prior to the distribution.

Treatment of Pinnacle PUAs Granted After July 16, 2015

At the time of distribution, each Pinnacle cash performance unit (including any Pinnacle cash performance unit held by an executive officer or non-employee director), whether vested or unvested, that was granted after July 16, 2015 (an “Exempt PUA”) will be converted into an OpCo cash performance unit (an “OpCo PUA”), having the same value as the corresponding Pinnacle cash performance unit, on the same terms and conditions regarding term, vesting (as may be equitably adjusted) and other provisions as were applicable to each such Exempt PUA prior to the time of distribution.

Summary Table of Pinnacle Long-Term Incentive Compensation

The following table shows, as of January 21, 2016, with respect to Anthony M. Sanfilippo, Carlos A. Ruisanchez, Virginia E. Shanks, John A. Godfrey, and Neil E. Walkoff (Pinnacle’s “Named Executive Officers” identified in Pinnacle’s Proxy Statement on Schedule 14A filed with the SEC on April 10, 2015) and each other executive officer and director of Pinnacle who served as a director or executive officer of Pinnacle at any point in time on or following January 1, 2015: (1) the number of shares of Pinnacle common stock underlying each Pinnacle option; (2) the value of each Pinnacle option based on the difference between $28.40 (Pinnacle stock price as of January 21, 2016) and the option exercise price; (3) the number of shares of Pinnacle common stock underlying each Pinnacle RSU; (4) the value of Pinnacle RSUs based on the Pinnacle stock price of $28.40; and (5) the cash value of Pinnacle PUAs at target performance level.

Name	Shares Underlying Pinnacle Options (#)	Value of Pinnacle Options ($)	Shares Underlying Pinnacle RSUs (#)	Value of Pinnacle RSUs ($)	Value of Pinnacle PUAs at Target Performance Level ($)	Total Number of Pinnacle Shares (#)	Total Value ($)
Executive Officers
Anthony M. Sanfilippo	1,162,326	$18,159,931	288,414	$8,190,958	$864,000	1,450,740	$27,214,889
Carlos A. Ruisanchez	645,544	$9,680,977	168,893	$4,796,561	$384,000	814,437	$14,861,538
Virginia E. Shanks	237,438	$3,163,825	128,038	$3,636,279	$288,000	365,476	$7,088,104
John A. Godfrey	286,740	$4,307,299	103,215	$2,931,306	$168,000	389,955	$7,406,605
Neil E. Walkoff	173,740	$2,415,949	102,977	$2,924,547	$168,000	276,717	$5,508,496
Troy A. Stremming	56,990	$287,727	75,291	$2,138,264	$152,000	132,281	$2,577,991

Directors
Charles L. Atwood	0	0	5,914	$167,958	0	5,914	$167,958
Stephen C. Comer	69,000	$885,240	65,347	$1,855,855	0	134,347	$2,741,095
Richard J. Goeglein[1]	0	0	0	0	0	0	0
Bruce A. Leslie	84,000	$881,240	128,992	$3,663,373	0	212,992	$4,544,613
James L. Martineau	84,000	$881,240	51,264	$1,455,898	0	135,264	$2,337,138
Desiree Rogers	20,000	$360,100	24,236	$688,302	0	44,236	$1,048,402
Jaynie Miller Studenmund	20,000	$360,100	24,236	$688,302	0	44,236	$1,048,402

(1)	Mr. Goeglein’s term as a Pinnacle director expired on May 19, 2015.

Quantification of Potential Payments to Pinnacle’s Named Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below entitled “Merger-Related Compensation” sets forth the estimated amounts of compensation that are based on or otherwise relate to the merger and that may be payable to Pinnacle’s Named Executive Officers. These amounts have been calculated assuming the merger was consummated on March 31, 2016.

Please see the section titled “—Treatment of Pinnacle Long-Term Incentive Compensation” for further information about the compensation disclosed in the table below. The amounts indicated below are estimates of amounts that might become payable to the Named Executive Officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a Named Executive Officer may differ in material respects from the amounts set forth below.

Merger-Related Compensation

Named Executive Officer	Cash ($)	Equity ($)	Pension/ Non-Qualified Deferred Compensation ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
	(1)	(2)
Anthony M. Sanfilippo CEO and Director	$864,000	$14,411,719	—	—	—	—	$15,275,719

Carlos A. Ruisanchez President and CFO	$384,000	$7,000,902	—	—	—	—	$7,384,902

Virginia E. Shanks EVP, Chief Administrative Officer	$288,000	$5,448,130	—	—	—	—	$5,736,130

John A. Godfrey EVP, General Counsel and Secretary	$168,000	$4,460,003	—	—	—	—	$4,628,003

Neil E. Walkoff EVP, Operations	$168,000	$4,460,003	—	—	—	—	$4,628,003

(1)	The amounts in this column represent the aggregate payments, which will be made in the form of GLPI common stock valued at the time of the transaction, which the Named Executive Officers will be entitled to receive in respect of cash-based awards, assuming all such awards will vest at the time of the merger. All such payments are single-trigger arrangements. At this time, Pinnacle does not know the actual split of such awards between Pinnacle and OpCo and, as such, Pinnacle has included the entire value of such awards in this table.
(2)	The amounts in this column represent that value of the unvested options, and restricted stock unit awards (including restricted stock unit award, performance share grant, deferred share and any other similar instrument) held by the Named Executive Officers which were granted prior to the date of the merger agreement (i.e., the Named Executive Officers will not receive merger consideration for awards granted under the 2015 Plan following the date of the merger agreement), assuming all such awards will vest at the time of the merger as described above in “—Interests of Certain Pinnacle Persons in the Merger.” All such payments are single-trigger arrangements. At this time, Pinnacle does not know the actual split of such awards between Pinnacle and OpCo and, as such, Pinnacle has included the entire value of such awards in this table. For the purpose of calculating the value of the unvested awards, the price per share of $39.88 represents the average closing market price of Pinnacle’s common stock over the first five business days following the first public announcement of the transaction. The value of the option awards for which vesting is accelerated equals the difference between the average closing market price and the exercise price of such options. The amounts in this column consist of:

Named Executive Officer	Options ($)	Time Vesting Restricted Stock Units ($)	Performance Vesting Restricted Stock Unit Vesting at Target Performance Level ($)	Total ($)
Anthony M. Sanfilippo	$4,681,956	$5,522,263	$4,207,500	$14,411,719
Carlos A. Ruisanchez	$1,099,380	$3,647,744	$2,253,778	$7,000,902
Virginia E. Shanks	$971,919	$2,785,897	$1,690,314	$5,448,130
John A. Godfrey	$782,309	$2,289,112	$1,388,582	$4,460,003
Neil E. Walkoff	$782,309	$2,289,112	$1,388,582	$4,460,003

Post-Separation Arrangements with OpCo

It is not anticipated that any of Pinnacle’s directors or executive officers will retain such position with GLPI or any of its affiliates following the merger and no such person has entered into any agreement with GLPI or any of its affiliates regarding employment or similar matters. The Employee Matters Agreement to be entered into by Pinnacle and OpCo prior to the distribution provides that the employees of Pinnacle will be transferred to OpCo prior the separation. It is currently contemplated that the Chairman of the Board of Pinnacle as of the time of the separation will be the Chairman of the Board of OpCo, and that Chief Executive Officer at the time of the distribution will be the Chief Executive Officer of OpCo. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully above in “—Interests of Certain Pinnacle Persons in the Merger—Treatment of Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related liabilities, and will assume all compensation and employment-related plans and agreements, with respect to each of the employees and directors. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully above in “—Interests of Certain Pinnacle Persons—Treatment of Pinnacle Long-Term Incentive Compensation”), prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

Board of Directors and Management of GLPI Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of GLPI are expected to continue in their current positions, other than as may be publicly announced by GLPI in the normal course.

U.S. Federal Income Tax Considerations Relating to the Merger

The following is a general discussion of the U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Pinnacle common stock that exchange their shares of Pinnacle common stock for shares of GLPI common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of Pinnacle common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of Pinnacle common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Pinnacle common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of Pinnacle common stock.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pinnacle common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Pinnacle common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Pinnacle common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

The Merger

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to Pinnacle’s obligation to complete the merger that Pinnacle receive an opinion from Skadden dated as of the closing date, to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to GLPI’s obligation to complete the merger that GLPI receive an opinion from Wachtell Lipton, dated as of the closing date, to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions are waivable, and Pinnacle and GLPI will undertake to re-circulate and re-solicit the joint proxy statement/prospectus (and the related approvals) if either condition is waived and the change in tax consequences is material. These opinions will be based on facts, representations, assumptions and exclusions set forth or referred to in the opinions and in representation letters provided by Pinnacle and GLPI. None of the opinions described above will be binding on the Internal Revenue Service or any court. Pinnacle and GLPI have not sought and will not seek any ruling from the Internal Revenue Service regarding any matter relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Assuming that, in accordance with the opinions described above, the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of Pinnacle common stock for GLPI common stock and cash in lieu of fractional shares, the U.S. federal income tax consequences will be as follows:

Upon exchanging your Pinnacle common stock for GLPI common stock, you generally will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of GLPI common stock (as discussed below). The aggregate tax basis of the GLPI common stock that you receive in the merger (including any fractional shares deemed received and exchanged for cash, as discussed below) will equal your aggregate adjusted tax basis in the shares of Pinnacle common stock you surrender in the merger. Your holding period for the shares of GLPI common stock that you receive in the merger (including any fractional share deemed received and exchanged for cash, as discussed below) will include your holding period for the shares of Pinnacle common stock that you surrender in the merger. If you acquired different blocks of Pinnacle common stock at different times or at different prices, the GLPI common stock you receive will be allocated pro rata to each block of Pinnacle common stock, and the basis and holding period of each block of GLPI common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Pinnacle common stock exchanged for such GLPI common stock.

If you receive cash in lieu of a fractional share of GLPI common stock, you will be treated as having received such fractional share of GLPI common stock pursuant to the merger and then as having sold such fractional share of GLPI common stock for cash. As a result, you generally will recognize a capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in your fractional share of GLPI common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Taxation of GLPI

It is a condition to the obligation of Pinnacle to complete the merger that Pinnacle receive an opinion of KPMG LLP to the effect that commencing with GLPI’s taxable year ended December 31, 2014, GLPI has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code thereafter. The opinion of KPMG LLP will be subject to customary exceptions, assumptions and qualifications, and be based on certifications made by GLPI regarding factual matters (including those contained in tax representation letters provided by GLPI) relating to the organization and operation of GLPI and its respective subsidiaries, as applicable.

GLPI elected to be treated as a REIT on its U.S. federal income tax return for its taxable year beginning on January 1, 2014 and GLPI, together with an indirectly wholly owned subsidiary of GLPI, GLP Holdings, Inc., have jointly elected to treat each of GLP Holdings, Inc., Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as a “taxable REIT subsidiary” or “TRS” effective on the first day of the first taxable year of GLPI as a REIT. GLPI intends to continue to be organized and to operate in a manner that will permit it to qualify as a REIT. Qualification and taxation as a REIT depends on GLPI’s ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code. GLPI’s ability to qualify to be taxed as a REIT also requires that it satisfy certain tests, some of which depend upon the fair market values of assets that it owns directly or indirectly. The material qualification requirements are summarized below. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of GLPI’s operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT. Additionally, while GLPI intends to operate so that it continues to qualify to be taxed as a REIT, no assurance can be given that the Internal Revenue Service will not challenge GLPI’s qualification, or that GLPI will be able to operate in accordance with the REIT requirements in the future.

Taxation of REITs in General

As a REIT, generally GLPI is entitled to a deduction for dividends that it pays and therefore is not be subject to U.S. federal corporate income tax on its net REIT taxable income that is currently distributed to GLPI shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that GLPI generates is taxed only at the shareholder level upon a distribution of dividends to its shareholders. GLPI will nonetheless be subject to U.S. federal tax in the following circumstances:

•	GLPI will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains;

•	GLPI may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses;

•	if GLPI has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax;

•	if GLPI elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” GLPI may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%);

•	if GLPI fails to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because it satisfies other requirements, it will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with its gross income;

•	if GLPI violates the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintains its qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, GLPI may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure;

•	if GLPI fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, GLPI will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that GLPI actually distributed and (b) the amounts GLPI retained and upon which GLPI paid income tax at the corporate level;

•	GLPI may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if GLPI fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s shareholders;

•	a 100% tax may be imposed on transactions between GLPI and a TRS that do not reflect arm’s-length terms;

•	if GLPI acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, GLPI may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if GLPI subsequently recognizes gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation; or

•	the earnings of its TRSs will generally be subject to U.S. federal corporate income tax.

In addition, GLPI and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on its assets and operations. GLPI could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

7.	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in its case, was 2014). GLPI’s charter provides restrictions regarding the ownership and transfers of its stock, which are intended to assist GLPI in satisfying the stock ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that GLPI will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If GLPI fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, GLPI complies with the rules contained in applicable U.S. Department of the Treasury (the “Treasury”) regulations that require GLPI to ascertain the actual ownership of its shares and GLPI does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirements described in condition (6) above, GLPI will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, GLPI generally is required to maintain records regarding the actual ownership of its stock. To do so, GLPI must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include its dividends in their gross income). GLPI must maintain a list of those persons failing or refusing to comply with this demand as part of its records. GLPI could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If, upon request by GLPI, a shareholder fails or refuses to comply with the demands, such holder will be required by Treasury regulations to submit a statement with his, her or its tax return disclosing the actual ownership of its stock and other information.

Qualified REIT Subsidiaries

The Code provides that a corporation that is a “qualified REIT subsidiary” shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary”

shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT, that has not elected to be a TRS (discussed below). In applying the requirements described herein, all of its “qualified REIT subsidiaries” will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as its assets, liabilities and items of income, deduction and credit. These subsidiaries, therefore, will not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

Taxable REIT Subsidiaries

In general, GLPI may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. GLPI generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless GLPI and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS is not ignored for U.S. federal income tax purposes. Accordingly, a TRS generally is subject to corporate income tax on its earnings, which may reduce the cash flow that GLPI and its subsidiaries generate in the aggregate and may reduce its ability to make distributions to its shareholders.

GLPI is not treated as holding the assets of a TRS or as receiving any income that the subsidiary earns. Rather, the stock issued by the TRS to GLPI is an asset in its hands, and GLPI treats the dividends paid to it, if any, as income. This treatment can affect GLPI’s income and asset test calculations, as described below. Because GLPI does not include the assets and income of TRSs on a look-through basis in determining its compliance with the REIT requirements, GLPI may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude GLPI from doing directly or through pass-through subsidiaries. For example, GLPI may use TRSs to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by GLPI directly, would be treated in its hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. GLPI intends that all of its transactions with its TRSs, if any, will be conducted on an arm’s-length basis.

Income Tests

As a REIT, GLPI must satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of certain real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities and certain loans partially secured by personal property), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of its gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents received by a REIT will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met.

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales.

•	Rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a “Related Party Tenant”). However, rental payments from a TRS will qualify as rents from real property even if GLPI owns more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

•	Rent attributable to personal property leased in connection with a lease of real property will not qualify as “rents from real property” if such rent exceeds 15% of the total rent received under the lease.

•	The REIT generally must not operate or manage the property or furnish or render services to tenants, except through an “independent contractor” who is adequately compensated and from whom the REIT derives no income, or through a TRS. The “independent contractor” requirement, however, does not apply to the extent the services provided by the REIT are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” In addition, a de minimis rule applies with respect to non-customary services. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as “rents from real property.” A TRS may provide services (including noncustomary services) to a REIT’s tenants without “tainting” any of the rental income received by the REIT, and will be able to manage or operate properties for third parties and generally engage in other activities unrelated to real estate.

GLPI does not anticipate receiving rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). GLPI also does not anticipate receiving more than a de minimis amount of rents from any Related Party Tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such real property. GLPI may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from a TRS will not qualify under the 75% test. GLPI believes, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause GLPI to exceed the limits on non-qualifying income under either the 75% or 95% gross income tests.

GLPI may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that GLPI receives from another REIT or qualified REIT subsidiary, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

GLPI believes that it has and will continue to be in compliance with these gross income tests. If GLPI fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, GLPI may still qualify to be taxed as a REIT for such year if GLPI is entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) its failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following its identification of the failure to meet the 75% or 95% gross income test for any taxable year, GLPI files a schedule with the Internal Revenue Service setting forth each item of its gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether GLPI would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, GLPI will not qualify to be taxed as a REIT. Even if these relief provisions apply, and GLPI retains its status as a REIT, the Code imposes a tax based upon the amount by which GLPI fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, GLPI must also satisfy its tests relating to the nature of its assets:

•	First, at least 75% of the value of its total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, stock of other corporations that qualify as REITs and debt instruments issued by publicly offered REITs, as well as some kinds of mortgage-backed securities, mortgage loans and certain personal property to the extent that rent attributable thereto is treated as rents from real property, as described above. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

•	Second, the value of any one issuer’s securities that GLPI owns may not exceed 5% of the value of its total assets.

•	Third, GLPI may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of its interest in the assets of a partnership or limited liability company in which GLPI owns an interest will be based on its proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. The safe harbor under which certain types of securities are disregarded for purposes of the 10% value limitation includes (1) straight debt securities (including straight debt securities that provides for certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Code, other than with a “related person”; (4) any obligation to pay rents from real property; (5) certain securities issued by a State or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security. In addition, for purposes of applying the 10% value limitation, (a) a REIT’s interest as a partner in a partnership is not considered a security; (b) any debt instrument issued by a partnership is not treated as a security if at least 75% of the partnership’s gross income is from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership is not treated as a security to the extent of the REIT’s interest as a partner in the partnership.

•	Fourth, (1) the aggregate value of all securities of TRSs that GLPI holds may not, in the aggregate, exceed 20% of the value of its total assets, (2) the value of all non-qualified securities that GLPI holds may not, in the aggregate, exceed 25% of the value of its total assets and (3) the value of all debt instruments issued by publicly offered REITs that GLPI holds may not, in the aggregate, exceed 25% of the total value of its assets.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if GLPI should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause GLPI to lose its REIT qualification if it (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of its assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of its assets. If the condition described in (ii) were not satisfied, GLPI still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of

1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if GLPI did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the Internal Revenue Service with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

GLPI believes that it has been and will continue to be in compliance with the asset tests described above.

Annual Distribution Requirements

In order to qualify to be subject to tax as a REIT, GLPI is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to:

(i)	the sum of

(a)	90% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid; and

(b)	90% of its after tax net income, if any, from foreclosure property (as described below); minus

(ii)	the excess of the sum of specified items of non-cash income over 5% of its REIT taxable income, computed without regard to its net capital gain and the deduction for dividends paid.

GLPI generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before GLPI timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by its shareholders in the year in which paid.

To the extent that GLPI distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, GLPI will be subject to tax at ordinary corporate tax rates on the retained portion. GLPI may elect to retain, rather than distribute, some or all of its net long-term capital gains and pay tax on such gains. In this case, GLPI could elect for its shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that GLPI paid. GLPI shareholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that GLPI designated and that they include in their taxable income, minus (ii) the tax that GLPI paid on their behalf with respect to that income.

To the extent that in the future GLPI may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that GLPI must make in order to comply with the REIT distribution requirements.

If GLPI fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, GLPI will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income GLPI retained and on which GLPI has paid corporate income tax.

GLPI expects that its REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, GLPI anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, GLPI may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, GLPI may decide to retain its cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, GLPI may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of its stock) in order to meet the distribution requirements, while preserving its cash.

If its taxable income for a particular year is subsequently determined to have been understated, GLPI may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In this case, GLPI may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. GLPI will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any distribution must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by GLPI and received by its shareholders on December 31 of the year in which they are declared.

In addition, at its election, a distribution for a taxable year may be declared before GLPI timely files its tax return for the year, provided GLPI pays such distribution with or before its first regular dividend payment after such declaration, and such payment is made during the 12-month period following the close of such taxable year. Such distributions are taxable to its shareholders in the year in which paid, even though the distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

GLPI believes that it has satisfied the annual distribution requirements for the year of its initial REIT election, the year ended December 31, 2014. Although GLPI intends to satisfy the annual distribution requirements to continue to qualify as a REIT for the year ending December 31, 2015 and thereafter, economic, market, legal, tax or other considerations could limit its ability to meet those requirements.

Failure to Qualify

If GLPI fails to satisfy one or more requirements for REIT qualification other than the income or asset tests, GLPI could avoid disqualification as a REIT if its failure is due to reasonable cause and not to willful neglect and GLPI pays a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If GLPI fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, GLPI would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. GLPI cannot deduct distributions to shareholders in any year in which GLPI is not a REIT, nor would GLPI be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. holders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributes may be eligible for the dividends received deduction. Unless GLPI is entitled to relief under specific statutory provisions, GLPI would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which GLPI lost its qualification. It is not possible to state whether, in all circumstances, GLPI would be entitled to this statutory relief.

Taxation of GLPI Shareholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of GLPI stock applicable to U.S. holders

Distributions

So long as GLPI continues to qualify to be taxed as a REIT, the distributions that GLPI makes to its taxable U.S. holders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that GLPI does not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, its dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. holders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that GLPI designates as capital gain dividends will generally be taxed to its U.S. holders as long-term capital gains, to the extent that such distributions do not exceed its actual net capital gain for the taxable year (and, for taxable years beginning after December 31, 2015, may not exceed GLPI’s dividends paid for the taxable year), without regard to the period for which the shareholder that receives such distribution has held its stock. GLPI may elect to retain and pay taxes on some or all of its net long-term capital gains, in which case GLPI may elect to apply provisions of the Code that treat its U.S. holders as having received, solely for tax purposes, its undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that GLPI paid on such undistributed capital gains. See “—Taxation of GLPI—Annual Distribution Requirements.” Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. holders that are individuals, trusts and estates, and 35% in the case of U.S. holders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of GLPI’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that GLPI declares in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by GLPI and received by the shareholder on December 31 of such year, provided that GLPI actually pays the dividend before the end of January of the following calendar year.

To the extent that GLPI has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that GLPI must make in order to comply with the REIT distribution requirements. See “—Taxation of GLPI—Annual Distribution Requirements.” Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that GLPI makes, which are generally subject to tax in the hands of shareholders to the extent that GLPI has current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dispositions of GLPI Stock

If a U.S. holder sells or disposes of shares of its stock, it will generally recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the shareholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of its stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of its stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of its stock by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that GLPI makes that are required to be treated by the shareholder as long-term capital gain.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of GLPI stock applicable to non-U.S. holders. A “non-U.S. holder” is any holder of GLPI common stock other than a partnership or U.S. holder.

Ordinary Dividends

The portion of dividends received by non-U.S. holders that (i) is payable out of GLPI’s earnings and profits, (ii) is not attributable to capital gains that GLPI recognizes and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of its stock. In cases where the dividend income from a non-U.S. holder’s investment in its stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions

Unless its stock constitutes a U.S. real property interest (“USRPI”), distributions that GLPI makes which are not dividends out of its earnings and profits will not be subject to U.S. income tax. If GLPI cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of its current and accumulated earnings and profits. If its stock constitutes a USRPI, as described below, distributions that GLPI makes in excess of the sum of (i) the shareholder’s proportionate share of its earnings and profits, plus (ii) the shareholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the shareholder’s share of its earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that GLPI makes to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that GLPI held directly or through pass-through subsidiaries, or USPRI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether GLPI designates the distribution as a capital gain dividend. See above under “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, GLPI will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to USRPI capital gain if GLPI held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of its assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains. GLPI expects that a significant portion of its assets are USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see—Ordinary Dividends”), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. GLPI anticipates that its common stock is “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of GLPI’s common stock.

Dispositions of GLPI Stock

Unless GLPI’s stock constitutes a USRPI, a sale of GLPI stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, GLPI’s stock will be treated as a USRPI if 50% or more of its assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. GLPI believes that 50% or more of its assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, its stock will not constitute a USRPI if GLPI is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. holders at all times during a specified testing period. As described above, its charter contains restrictions designed to protect its status as a “domestically controlled qualified investment entity,” and GLPI believes that it is and will remain a domestically controlled qualified investment entity, and that a sale of its stock should not be subject to taxation under FIRPTA. However, no assurance can be given that GLPI is or will remain a domestically controlled qualified investment entity.

In the event that GLPI is not a domestically controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of its common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of its outstanding common stock at any time during a prescribed testing period. GLPI believes that its common stock is regularly traded on an established securities market.

In addition, dispositions of GLPI’s common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of GLPI’s common stock. An actual or deemed disposition of the capital stock of GLPI by such shareholders may also be treated as a dividend. Furthermore, dispositions of GLPI’s capital stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders are urged to consult their tax advisors regarding the application of these rules.

If gain on the sale of GLPI stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of GLPI stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (i) if the non-U.S. holder’s investment in GLPI stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. holder with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if GLPI is a domestically controlled qualified investment entity, upon disposition of GLPI stock (subject to the 10% exception applicable to “regularly traded” stock described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (a) disposes of its common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of its common stock within 30 days after such ex-dividend date.

Non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning its stock.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt shareholder has not held its stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (ii) its stock is not otherwise used in an unrelated trade or business, distributions that GLPI makes and income from the sale of its stock generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that GLPI makes as UBTI.

In certain circumstances, a pension trust that owns more than 10% of its stock could be required to treat a percentage of any dividends received from us as UBTI if GLPI is a “pension-held REIT.” GLPI will not be a pension-held REIT unless (i) GLPI is required to “look through” one or more of its pension trust shareholders in order to satisfy the REIT “closely-held” test and (ii) either (a) one pension trust owns more than 25% of the value of its stock or (b) one or more pension trusts, each individually holding more than 10% of the value of its stock, collectively own more than 50% of the value of its stock. Certain restrictions on ownership and transfer of GLPI stock generally should prevent a tax-exempt entity from owning more than 10% of the value of its stock and generally should prevent GLPI from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning GLPI stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in its common stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, GLPI common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Internal Revenue Service to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by U.S. persons, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which GLPI common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which GLPI will in turn provide to the Internal Revenue Service. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in GLPI common stock.

State, Local and Foreign Taxes

GLPI and its subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which GLPI or they transact business, own property or reside. GLPI’s state, local or foreign tax treatment and that of its shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that GLPI incurs do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in its stock.

This discussion of U.S. federal income tax considerations is not intended to be, and should not be construed as, tax advice. Holders of Pinnacle common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

U.S. Federal Income Tax Considerations Relating to the Distribution

For U.S. federal income tax purposes, the distribution by Pinnacle of the shares of OpCo common stock will not be eligible for treatment as a tax-free distribution. Accordingly, an amount equal to the fair market value of the shares of OpCo common stock received by a stockholder on the distribution date (including any fractional share deemed to be received by and sold on behalf of the stockholder) will be treated as a taxable dividend to the extent of such stockholder’s ratable share of any current or accumulated earnings and profits of Pinnacle, with the excess treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in its shares of Pinnacle’s common stock and then as capital gain. Pinnacle’s earnings and profits generally will be increased by any gain Pinnacle recognizes as a result of the contribution of assets to us and the subsequent distribution. In addition, Pinnacle or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. stockholders, and any such withholding would be satisfied by Pinnacle or the other applicable withholding agent withholding and selling a portion of our shares of common stock otherwise distributable to non-U.S. stockholders. A stockholder’s tax basis in its shares of Pinnacle common stock held on the distribution date will be reduced (but not below zero) to the extent the fair market value of our shares received by such stockholder from Pinnacle exceeds such stockholder’s ratable share of Pinnacle’s current and accumulated earnings and profits. Pinnacle will not be able to advise stockholders of the amount of its earnings and profits until after the end of the 2016 year.

A stockholder’s tax basis in shares of OpCo common stock received in the distribution will equal the fair market value of such shares on the distribution date. A stockholder’s holding period for such shares will begin the day after the distribution date.

Although Pinnacle will be ascribing a value to shares of OpCo common stock it distributes for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to such shares, particularly if such shares trade at prices significantly above the value ascribed to them by Pinnacle in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of a stockholder’s shares of Pinnacle common stock or may cause a stockholder to recognize additional dividend or capital gain income.

Stockholders should consult their own tax advisors as to the particular tax consequences of the distribution to them.

Accounting Treatment of the Merger

GLPI prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method of accounting using the accounting guidance for asset acquisitions in ASC 805. When a transaction is deemed an asset acquisition, ASC 805 requires an allocation of the purchase price, including the transaction costs associated with the acquisition of assets, to the fair value of the assets acquired. Based on the guidance of ASC 805, GLPI will be the acquirer of Pinnacle for accounting purposes and will allocate the purchase price, including incurred transaction costs, to the fair value of the acquired Pinnacle real estate assets at the acquisition date.

Regulatory Approvals

General

Pinnacle and GLPI have each agreed to use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the merger agreement. The following is a summary of the material regulatory approvals required for completion of the merger and such transactions.

There can be no assurances that all of the regulatory approvals will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, GLPI’s and Pinnacle’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. See the section titled “Risk Factors.” The parties’ respective obligations to complete the merger are conditioned upon (1) the absence of any outstanding injunction by any court or other tribunal of competent jurisdiction having been entered and continuing to be in effect and the absence of any law having been adopted or being in effect, in each case, that prohibits the consummation of the merger or any of the transactions contemplated thereby and (2) satisfaction of the regulatory approval condition.

Federal Trade Commission

On December 4, 2013, Pinnacle entered into an Agreement Containing Consent Orders (as amended or supplemented and including all related agreements thereto, the “Consent Agreement”), dated December 4, 2013, with the FTC relating to Pinnacle’s acquisition of Ameristar Casinos, Inc. Under the Consent Agreement, Pinnacle must provide the FTC with written notice of the merger 30 days before closing. On July 30, 2015, the notice was submitted to the FTC. Because GLPI is a REIT, no filing with the FTC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is required in connection with the merger. On August 10, 2015, the FTC sent a letter to GLPI and Pinnacle requesting that the parties provide on a voluntary basis certain documents and information. On October 29, 2015, the FTC informed GLPI and Pinnacle that it had decided to close its investigation with respect to the merger.

State Gaming Approvals

Pinnacle and GLPI must obtain approvals from jurisdictions in which each operates gaming facilities. Pursuant to the merger agreement, Pinnacle and GLPI will use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable to obtain approvals for the transaction from gaming regulatory authorities in the following jurisdictions: (i) Colorado; (ii) Indiana; (iii) Iowa; (iv) Louisiana; (v) Mississippi; (vi) Missouri and (vii) Nevada. The parties have received the approval of each of the Iowa Racing and Gaming Commission and the Mississippi Gaming Commission with respect to the transactions contemplated by the merger agreement, including the merger and the spin-off; applications with each of the other jurisdictions remain pending as of the date of this joint proxy statement/prospectus.

Securities and Exchange Commission

In connection with the share issuance proposal, GLPI must file a registration statement with the SEC under the Exchange Act that is declared effective by the SEC. Separately, pursuant to the Exchange Act, Pinnacle must file a registration statement for the shares of OpCo common stock to be issued to Pinnacle shareholders in connection with the spin-off that is declared effective by the SEC.

Exchange of Shares

As promptly as reasonably practicable after the effective time of the merger (but no later than the tenth business day after the closing date), the exchange agent will mail to each holder of record of Pinnacle common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender certificates of Pinnacle common stock (“Pinnacle stock certificates”) and book-entry shares representing the shares of Pinnacle common stock (“Pinnacle book-entry shares”) in exchange for the merger consideration. Upon receipt of (i) either Pinnacle stock certificates or Pinnacle book-entry shares and (ii) a signed letter of transmittal and such other documents as may be required pursuant to such instructions, the holder of such shares will be entitled to receive the merger consideration in exchange therefor within two business days following the later of (x) the effective time of the merger and (y) the exchange agent’s receipt of such certificate. The amount of any merger consideration paid to the shareholders may be reduced by any applicable tax laws.

Treatment of Pinnacle Long-Term Incentive Compensation

Treatment of Pinnacle Stock Options Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle stock option, whether vested or unvested, that was granted on or prior to July 16, 2015 and that is outstanding immediately prior to the time of distribution will be converted into two separate stock option awards, Adjusted Pinnacle Option and an OpCo Option.

The number of shares of Pinnacle common stock subject to each Adjusted Pinnacle Option will be equal to the number of shares of Pinnacle common stock underlying the Pinnacle stock option immediately prior to the time of distribution. The per share exercise price of each Adjusted Pinnacle Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be Opening Pinnacle Stock Price, and the denominator of which will be the Closing Pinnacle Stock Price.

The number of shares of OpCo common stock subject to each OpCo Option will be equal to the number of shares of Pinnacle common stock subject to the Pinnacle stock option immediately prior to the time of distribution multiplied by the distribution ratio and rounded down to the nearest whole share. The per share exercise price of each OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Pinnacle stock option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the Opening OpCo Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

Upon completion of the merger, each Adjusted Pinnacle Option, whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested and will be cancelled and converted into the right to receive a number of shares of GLPI common stock (rounded down to the nearest whole share) having an aggregate value equal to the intrinsic value of the Adjusted Pinnacle Option. Following the distribution, each OpCo Option will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle stock option immediately prior to the distribution.

Treatment of Pinnacle Stock Options Granted After July 16, 2015

At the time of distribution, each Exempt Option will be converted into an Adjusted OpCo Option on the same terms and conditions as were applicable to each such Exempt Option immediately prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo Option will be equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt Option multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price. The per share exercise price of each Adjusted OpCo Option will be equal to the product (rounded up to the nearest whole cent) of (i) the per share exercise price of the Exempt Option immediately prior to the time of distribution multiplied by (ii) a fraction, the numerator of which will be the Opening OpCo Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

Treatment of Pinnacle RSUs Granted On or Prior to July 16, 2015

At the time of distribution, the holder of each Adjusted Pinnacle RSU will receive one OpCo RSU.

Upon completion of the merger, each Adjusted Pinnacle RSU, whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive, in respect of each share of Pinnacle common stock underlying such Adjusted Pinnacle RSU, the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the exchange ratio. Following the distribution, each OpCo RSU will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle restricted stock unit award immediately prior to the distribution.

Treatment of Pinnacle RSUs Granted After July 16, 2015

At the time of distribution, each Exempt RSU will be converted into an Adjusted OpCo RSU on the same terms and conditions as were applicable to each such Exempt RSU prior to the time of distribution. The number of shares of OpCo common stock subject to each Adjusted OpCo RSU will be equal to the product (rounded to the nearest whole share) of (i) the number of shares of Pinnacle common stock subject to the Exempt RSU multiplied by (ii) a fraction, the numerator of which will be the Closing Pinnacle Stock Price and the denominator of which will be the Opening OpCo Stock Price.

Treatment of Pinnacle PUAs Granted On or Prior to July 16, 2015

At the time of distribution, each Pinnacle performance unit, whether vested or unvested, that was granted on or prior to July 16, 2015, and that is outstanding immediately prior to the time of distribution will be converted into two separate performance unit awards, an Adjusted Pinnacle PUA and an OpCo Performance Unit, based on the relative equity value of Pinnacle and OpCo.

The number of Pinnacle cash performance units subject to each Adjusted Pinnacle PUA (rounded to the nearest whole dollar) will be equal to the number of Pinnacle cash performance units outstanding immediately prior to the time of distribution multiplied by a fraction, the numerator of which will be the Opening Pinnacle Stock Price and the denominator of which will be the Closing Pinnacle Stock Price.

The number of OpCo cash performance units subject to each OpCo Performance Unit will be equal to the number of Pinnacle cash performance units subject to the corresponding Pinnacle cash performance unit award outstanding immediately prior to the time of distribution minus the number of Pinnacle performance units subject to the corresponding Adjusted Pinnacle PUA.

Upon completion of the merger, each Adjusted Pinnacle PUA, whether vested or unvested, that is outstanding immediately prior to the completion of the merger will become fully vested (with any performance-based vesting requirements deemed to be satisfied at the target level of performance) and will be cancelled and converted into the right to receive the number of shares of GLPI common stock (rounded to the nearest whole share) equal to the aggregate dollar value of the Adjusted Pinnacle PUA divided by the value of GLPI common stock at the time of the closing. Following the distribution, each OpCo Performance Unit will continue to vest based on continued service with OpCo and on the same terms and conditions as was applicable to such Pinnacle cash performance unit award immediately prior to the distribution.

Treatment of Pinnacle PUAs Granted After July 16, 2015

At the time of distribution, each Exempt PUA will be converted into an OpCo PUA, having the same value as the corresponding Pinnacle cash performance unit, on the same terms and conditions regarding term, vesting (as may be equitably adjusted), and other provisions as were applicable to each such Exempt PUA prior to the time of distribution.

Dividend Policy

In order to qualify to be taxed as a REIT, GLPI is required to annually distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to: (1) the sum of (a) 90% of its REIT taxable income, computed without regard to its net capital gains and the deduction for dividends paid; and (b) 90% of its after tax net income, if any, from foreclosure property; minus (2) the excess of the sum of specified items of non-cash income over 5% of its REIT taxable income, computed without regard to its net capital gain and the deduction for dividends paid. GLPI generally must make these distributions in the taxable year to which they relate. At GLPI’s election, a dividend distribution is treated as paid in a taxable year if it is declared before GLPI timely files its tax return for that year and if paid with or before the first regular dividend payment after such declaration as long as the payment is made during the 12-month period following the close of that year. These distributions will be treated as received by GLPI’s shareholders in the year in which paid.

Pinnacle does not declare or pay cash dividends on its common stock. The indentures governing Pinnacle’s senior subordinated notes and credit facility limit the amount of dividends that Pinnacle is permitted to pay.

For additional information on the treatment of dividends under the merger agreement, see “The Merger Agreement—Conduct of Business.”

Agreement with Certain GLPI Shareholders

Pinnacle entered into two separate voting agreements with each of the Carlino Group and Fortress Group, which as of the date of this joint proxy statement/prospectus collectively hold approximately 24.7 million shares of GLPI common stock (approximately 21.3% of the outstanding shares of GLPI common stock). Pursuant to the voting agreements, each of the Carlino Group and Fortress Group has agreed, among other things, to vote all of their shares of GLPI common stock (the “subject shares”) in favor of the issuance of GLPI common stock to the stockholders of Pinnacle as merger consideration pursuant to the terms of the merger agreement (subject to certain exceptions) and against any action that would prevent, impede, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the merger. The voting agreement with the Carlino Group also restricts transfers of the subject shares held by the Carlino Group (subject to certain exceptions). Likewise, the Voting Agreement with the Fortress Group restricted transfer of the subject shares held by the Fortress Group until November 1, 2015 (subject to certain exceptions).

The Voting Agreements will terminate automatically upon the earlier of (i) termination of the merger agreement in accordance with its terms, (ii) the effective time of the merger; (iii) any adverse recommendation change (as defined below); (iv) the making of certain material changes, amendments, waivers or other modifications to the merger agreement including any such action that increases the amount or changes the form of the consideration to the stockholders of Pinnacle and (v) the “end date” (as defined in the merger agreement).

Listing of GLPI Common Stock; Delisting of Pinnacle Common Stock

It is a condition to the consummation of the merger that the shares of GLPI common stock to be issued to Pinnacle stockholders in the merger be authorized for listing on NASDAQ, subject to official notice of issuance.

Shares of Pinnacle common stock currently trade on NASDAQ, under the stock symbol “PNK”. When the merger is completed, the Pinnacle common stock currently listed on NASDAQ will cease to be quoted on NASDAQ and will be deregistered under the Exchange Act.

No Appraisal/Dissenters’ Rights

Under the DGCL, as well as the governing documents of Pinnacle, the stockholders of Pinnacle are not entitled to appraisal rights or dissenters’ rights in connection with the merger. Under the PBCL, as well as the governing documents of GLPI, the shareholders of GLPI are not entitled to appraisal rights or dissenters’ rights in connection with the share issuance proposal.

Amendment to Pinnacle’s Rights Plan

On July 20, 2015, in connection with the execution of the merger agreement, Pinnacle and American Stock Transfer and Trust Company (the “Rights Agent”) entered into Amendment No. 1 to the Amended and Restated Rights Agreement between Pinnacle and the Rights Agent dated March 13, 2015. The amendment permits the execution of the merger agreement and the performance and consummation of the transactions contemplated by the merger agreement, including the merger, without triggering the provisions of the Amended and Restated Rights Agreement.

Expected Timing of the Merger

Assuming timely satisfaction of necessary closing conditions, including the approval by our shareholders of the proposal to adopt the merger agreement, GLPI and Pinnacle are endeavoring to consummate the merger in the first calendar quarter of 2016. However, neither GLPI nor Pinnacle can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond each company’s control.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement and certain exhibits thereto, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Pinnacle and GLPI encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the transactions as it is the legal document governing the transactions, including the spin-off and the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. GLPI and Pinnacle are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about GLPI or Pinnacle contained in this joint proxy statement/prospectus or GLPI’s or Pinnacle’s public reports filed with the SEC may supplement, update or modify the factual disclosures about GLPI or Pinnacle contained in the merger agreement and described in the summary. The representations, warranties and covenants made in the merger agreement by GLPI and Pinnacle are qualified and subject to important limitations agreed to by GLPI and Pinnacle in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, prior to the effective time of the merger, Pinnacle will cause to be effected the separation and distribution pursuant to the terms of the separation and distribution agreement (the “separation agreement”), and, immediately thereafter, upon the terms and subject to the conditions of the merger agreement, Pinnacle will be merged with and into Merger Sub, whereupon the separate corporate existence of Pinnacle shall cease, and Merger Sub shall continue its existence under the laws of the State of Delaware as the surviving company in the merger. Each share of Pinnacle common stock issued and outstanding immediately prior to the effective time (other than shares of Pinnacle common stock (i) owned or held in treasury by Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be cancelled and converted automatically into the right to receive 0.85 shares of GLPI common stock.

The merger agreement further provides that, prior to the closing of the merger, Pinnacle will provide for (i) the treatment of Pinnacle Options, RSUs and PUAs and (ii) the termination of each Pinnacle equity plan, as such term is defined in the employee matters agreement, with respect to any liability related to retained deferred equity awards. See the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Certain Pinnacle Persons in the Merger” for a detailed description of the treatment of Pinnacle Long-Term Incentive Awards.

GLPI will not issue any fractional shares of GLPI common stock in connection with the merger. Instead, in lieu of any fractional shares of common stock, the exchange agent will issue a cash payment (without interest) in an amount representing the holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of all such holders of GLPI common stock that would otherwise be issued.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the fifth business day after all the conditions to closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger but subject to the satisfaction of waiver of such conditions). However, if the GLPI marketing period (as described below under “—Marketing Periods”) has not ended at the time of the satisfaction or waiver of all of the conditions to closing (other than those conditions that by their nature are to be satisfied at the closing of the merger provided that such conditions are capable of being satisfied at the closing of the merger), the closing of the merger will not occur until (i) the earlier to occur of (a) a date during the GLPI marketing period specified by GLPI on no less than three business days’ notice to Pinnacle or, if not specified, on the last day of such GLPI marketing period (subject to certain conditions) and (b) the end date (as described below under “—Termination of the Merger Agreement”), subject to certain conditions; and (ii) that if the Pinnacle marketing period (described below under “—Marketing Periods”) has not ended at the time of the satisfaction or waiver of all of the conditions to the closing (other than those conditions that by their nature are to be satisfied at the closing of the merger provided that such conditions are capable of being satisfied at the closing of the merger), the closing of the merger will not occur until the earlier to occur of (a) a date during the Pinnacle marketing period specified by Pinnacle on no less than three business days’ notice to GLPI or, if not so specified, on the last day of such Pinnacle marketing period (subject to certain conditions) and (b) the end date, subject to certain conditions.

Concurrently with the closing of the merger, Pinnacle and Merger Sub will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware. The merger will become effective at such time as the certificate of merger has been filed with the Delaware Secretary of State, unless the parties agree to some other, later date and time for the completion of the merger and specify that time in the certificate of merger.

GLPI and Pinnacle have targeted to complete the merger in the first quarter of 2016, subject to receipt of the required stockholder and shareholder approvals, regulatory approvals and the satisfaction or waiver of the other conditions to the merger (described below under “—Conditions to Completion of the Merger”).

Exchange and Payment Procedures

Prior to the effective time of the merger, GLPI will deposit or cause to be deposited with an exchange agent, evidence of GLPI common stock in book-entry form representing the number of shares of GLPI common stock sufficient to deliver the aggregate merger consideration to Pinnacle’s stockholders.

As promptly as reasonably practicable after the effective time of the merger (but no later than the tenth business day after the closing date), the exchange agent will mail to each holder of record of Pinnacle common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of the Pinnacle stock certificates and Pinnacle book-entry shares in exchange for the merger consideration. Upon receipt of (i) either Pinnacle stock certificates or Pinnacle book-entry shares and (ii) a signed letter of transmittal and such other documents as may be required pursuant to such instructions, the holder of such shares will be entitled to receive the merger consideration in exchange therefor within two business days following the later of (x) the effective time of the merger and (y) the exchange agent’s receipt of such certificate. The amount of any merger consideration paid to Pinnacle’s stockholders may be reduced by any applicable tax laws.

If any portion of the merger consideration deposited with the exchange agent is not claimed within twelve months following the effective time of the merger, such merger consideration will be returned to GLPI, upon demand, and any holders of Pinnacle common stock who have not complied with the exchange procedures in the merger agreement will thereafter look only to GLPI or Merger Sub (subject to applicable abandoned property, escheat or similar laws) as general creditor for payment of the merger consideration.

The letter of transmittal will include instructions if a Pinnacle stockholder has lost a share certificate or if such certificate has been stolen, mutilated or destroyed. If a Pinnacle stockholder has lost a certificate, or if such certificate has been stolen, mutilated or destroyed, then before such stockholder will be entitled to receive the merger consideration, such shareholder will have to make an affidavit of the loss, theft or destruction and may be required to post a bond in such amount as GLPI or the exchange agent may determine is reasonably necessary as indemnity against any claim that be made with respect to such lost, stolen, mutilated or destroyed certificate.

Representations and Warranties

Pinnacle and GLPI have each made representations and warranties to the other. Pinnacle’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, organizational documents and ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into the merger agreement and other agreements contemplated by the merger agreement and to consummate the transactions contemplated by the merger agreement, including the merger and the spin-off;

•	the absence of conflicts with, or violations of, organizational documents;

•	consents and approvals relating to the transactions contemplated by the merger agreement;

•	SEC reports and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	compliance with applicable laws and permits;

•	environmental laws and regulations;

•	employee benefit matters;

•	absence of certain changes or events;

•	litigation matters;

•	accuracy of information supplied or to be supplied in the registration statement and this joint proxy statement/prospectus;

•	anti-bribery laws and regulations;

•	tax matters;

•	owned and leased real property and other assets;

•	insurance policies;

•	receipt of an opinion from Pinnacle’s financial advisor;

•	material contracts;

•	broker’s fees payable in connection with the merger;

•	inapplicability or absence of anti-takeover statutes, regulations, or provisions under applicable law or under organizational documents of Pinnacle;

•	affiliate transactions;

•	Pinnacle’s amended rights plan;

•	the absence of a vote in connection with the spin-off; and

•	Pinnacle’s financing arrangements for the merger.

GLPI’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, organizational documents and ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into the merger agreement and other agreements contemplated by the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	consents and approvals relating to the transactions contemplated by the merger agreement;

•	SEC reports and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	compliance with applicable laws and material contracts;

•	absence of certain changes or events;

•	litigation matters;

•	accuracy of information supplied or to be supplied in the registration statement and this joint proxy statement/prospectus;

•	tax matters;

•	broker’s fees payable in connection with the merger;

•	absence of ownership of equity interests in certain entities;

•	voting requirements to approve the merger;

•	receipt of an opinion from GLPI’s financial advisor;

•	affiliate transactions;

•	certain actions taken with respect to the tax treatment of the merger;

•	gaming licenses and approvals; and

•	GLPI’s financing arrangements for the merger.

Certain of the representations and warranties given by Pinnacle and GLPI are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to Pinnacle means (i) an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (a) would reasonably be expected to prevent or materially impede, materially hinder or materially delay the consummation by Pinnacle of the merger or the other transactions contemplated by the merger agreement or (b) has had, or would or would be expected to have, a material adverse effect on the business, financial condition or results of operations of PropCo, other than (with respect to (a) and (b) above) any event, change, effect, development or occurrence to the extent resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which PropCo or any of its subsidiaries are expected to conduct their business from and after the closing date of the merger, (3) the announcement or the existence of, compliance with or performance under, the merger agreement or the transactions contemplated by the merger agreement (subject to certain exceptions), (4) any taking of any action at the request of GLPI or Merger Sub, (5) changes in applicable law, GAAP or accounting standards, (6) outbreak or escalation of hostilities or acts of war or terrorism, (7) any litigation in connection with the transactions and agreements contemplated by the merger agreement, (8) floods, hurricanes, tornados, earthquakes, fires or other natural disasters or (9) failure by Pinnacle to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that this exception will not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a material adverse effect with respect to Pinnacle); except, in each case with respect to clauses (1), (2), (5), (6) and (8), to the extent disproportionately affecting PropCo and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which PropCo and its subsidiaries are expected to operate from and after the closing date of the merger.

A “material adverse effect” with respect to GLPI means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (a) would reasonably be expected to prevent or materially impede, materially hinder or materially delay the consummation of the merger by GLPI or the other transactions contemplated by the merger agreement or (b) has had, or would be expected to have, a material adverse effect on the business, financial condition or results of operations of GLPI and its subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence to the extent resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which GLPI or any of its subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, the merger agreement or the transactions contemplated thereby (subject to certain exceptions), (4) any taking of any action at the request of Pinnacle, (5) changes in applicable law, GAAP or accounting standards, (6) outbreak or escalation of hostilities or acts of war or terrorism, (7) any litigation in connection with the transactions and agreements contemplated by the merger agreement, (8) floods, hurricanes, tornados, earthquakes, fires or other natural disasters or (9) failure by GLPI to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that this exception will not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a material adverse effect with respect to GLPI); except, in each case with respect to clauses (1), (2), (5), (6) and (8), to the extent disproportionately affecting GLPI and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which GLPI and its subsidiaries operate.

The merger agreement also contains certain representations and warranties of GLPI with respect to its wholly owned subsidiary, Merger Sub, including Merger Sub’s corporate organization, authorization and execution of the merger agreement.

Conduct of Business

Under the merger agreement, each of Pinnacle and GLPI has agreed to restrict the conduct of its respective businesses between the date of the merger agreement and the effective time of the merger.

In general, Pinnacle has agreed to use its commercially reasonable efforts to conduct the business of Pinnacle and its subsidiaries in all material respects in the ordinary course of business and preserve intact their present lines of business and maintain their rights, franchises and permits, provided that Pinnacle is restricted with respect to OpCo’s business, assets and liabilities solely to the extent that an action taken or not taken by Pinnacle with respect to the OpCo’s business, assets or liabilities would reasonably be expected to adversely affect PropCo or PropCo’s business or GLPI as the owner and operator thereof following the effective time of the merger in any material respect, or would reasonably be expected to prevent, impede or materially delay the consummation of the transactions.

In addition, between the date of the merger agreement and the effective time of the merger, Pinnacle has agreed, on its own behalf and on behalf of its subsidiaries, to various specific restrictions relating to the conduct of their business, including restrictions on the following (subject in each case to certain exceptions, including (i) the exception with respect to the OpCo’s business, assets and liabilities described above, (ii) specified in the merger agreement or (iii) previously disclosed in writing to GLPI as provided in the merger agreement):

•	amending or restating Pinnacle’s organizational documents and permitting any of its subsidiaries to amend or restate their respective organization documents or comparable constituent organizational documents;

•	splitting, combining, or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	authorizing or paying any dividends on or making any distribution with respect to outstanding shares of its capital stock;

•	adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or take any action with respect to any securities owned by such subsidiary that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger;

•	acquiring, or permitting its subsidiaries to acquire, any person or business or make any loans, advances or capital contributions to, or investments in, any other person or entity with a value in excess of $5,000,000 in the aggregate;

•	selling, leasing, licensing, transferring, exchanging, swapping or otherwise disposing of or encumbering any properties or assets with a value in excess of $1,000,000 in the aggregate (or permitting its subsidiaries to take any of the foregoing actions);

•	authorizing, or permitting its subsidiaries to authorize, any capital expenditures, except for expenditures that would not impose obligations on PropCo to make any such expenditures after the effective time of the merger;

•	modifying, amending, terminating or waiving any material rights under a material contract or permit, or entering into a new material contract which would be a material contract outside the ordinary course of business (or permitting its subsidiaries to take any of the foregoing actions);

•	making any material change in material accounting policies or procedures or any of its methods of reporting income, deductions or other materials items;

•	issuing, selling, pledging, disposing of or encumbering or authorizing the issuance, sale, pledge, disposition or encumbrance of any shares of its capital stock ownership interest in Pinnacle or any of its subsidiaries or any securities convertible into or exchangeable for any such shares, ownership interests or convertible or exchange securities, or any awards substantially similar to Pinnacle performance units, or to take any action to cause to be exercisable any otherwise unexcercisable option under any Pinnacle benefit plans (or permitting its subsidiaries to take any of the foregoing actions);

•	incurring, assuming, guaranteeing or otherwise becoming liable for any indebtedness for borrowed money or any guarantee of such indebtedness (or permitting its subsidiaries to take any of the foregoing actions);

•	waiving, releasing, assigning, settling or compromising any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not exceed $250,000 individually or $2,000,000 in the aggregate and do not involve any admission of wrongdoing or equitable relief (or permitting its subsidiaries to take any of the foregoing actions);

•	changing or revoking any material tax election, changing any material tax accounting method, filing any material amended tax return, entering into any closing agreement, requesting any material tax ruling, settling or compromising any material tax proceeding, or surrendering any claim for a material refund of taxes; and

•	agreeing, in writing or otherwise, to take any of the foregoing actions.

In general, GLPI has agreed to use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and preserve intact its present lines of business and rights, franchises and permits.

In addition, between the date of the merger agreement and the effective time of the merger, GLPI has agreed to various specific restrictions relating to the conduct of its business, including restrictions on the following (subject in each case to certain exceptions specified in the merger agreement or previously disclosed in writing to GLPI as provided in the merger agreement):

•	amending or proposing to GLPI’s shareholder any amendment to GLPI’s or Merger Sub’s organization documents in any manner that would be reasonably be expected to prevent, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the merger or otherwise be adverse to Pinnacle or the holders of Pinnacle common stock;

•	declaring setting aside or paying any dividend or other distribution payable in cash, stock or property in respect of the capital stock of GLPI, or subdividing, reclassifying, recapitalizing, splitting, combining or exchanging or entering into any similar transaction with respect to any of the capital stock of GLPI, other than cash dividends in the ordinary course of business consistent with past practice and any dividend, distribution or other transaction that GLPI reasonably determines is required to maintain GLPI’s status as a REIT;

•	purchasing, redeeming or otherwise acquiring any share of GLPI’s capital stock, to the extent such action would prevent, materially delay or impair the ability of GLPI or Merger Sub to consummate the merger;

•	acquiring or agreeing to acquire any business or material amount of assets if such acquisition would reasonably be expected to (i) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining any authorization, consent, order, declaration or approval of any governmental entity, including gaming authority, necessary to consummate the transactions contemplated by the merger agreement, (ii) materially increase the risk of any governmental entity, including gaming authority, entering an order prohibiting the consummation of the transactions contemplated by the merger agreement, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) prevent, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the transactions contemplated by the merger agreement;

•	incurring, assuming, guaranteeing or otherwise becoming liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than GLPI’s debt financing commitments) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the transactions contemplated by the merger agreement;

•	purchasing, redeeming or otherwise acquiring GLPI’s capital stock or any rights, warrants or options to acquire any shares; and

•	agreeing, in writing or otherwise, to take any of the foregoing actions.

No Solicitation of Alternative Proposals

Pinnacle has agreed that it will, and will cause each of its and its affiliates’ respective officers, directors and employees, agents, financial advisors, investment bankers, attorneys, accountants or other representatives (collectively, “representatives”) to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may have been ongoing at the time of the parties entered into the merger agreement with respect to a company takeover proposal (defined below), and promptly instruct or otherwise request any person that executed a confidentiality or non-disclosure agreement within the 12-month period prior to July 20, 2015 in connection with any actual or potential company takeover proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such person or its representatives and from and after July 20, 2015, until the effective time of the merger or, if earlier, the termination of the merger agreement in accordance its terms, not, directly or indirectly, solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a company takeover proposal, engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with or for the purpose of encouraging or facilitating, a company takeover proposal or approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a company takeover proposal.

A “company takeover proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Pinnacle or any of its subsidiaries whose assets, taken together, constitute 15% or more of Pinnacle’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding common stock of Pinnacle or securities of Pinnacle representing more than 15% of the voting power of Pinnacle or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any subsidiary of Pinnacle), directly or indirectly, in one or more transactions, assets or businesses of Pinnacle or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Pinnacle, in each case other than the merger.

Nevertheless, the board of directors of Pinnacle will be permitted, prior to Pinnacle’s stockholders’ adoption of the merger agreement proposal, to (i) furnish, subject to a customary confidentiality agreement with provisions no less favorable in the aggregate to Pinnacle than those applicable to GLPI in its confidentiality agreement with Pinnacle, and afford access to the business, properties, assets, employees, officers, contracts, books and records of Pinnacle, to the person making a bona fide, unsolicited written company takeover proposal (and its representatives and potential sources of financing) and (ii) engage in or otherwise participate in discussions and negotiations with respect to a bona fide, unsolicited written company takeover proposal received by Pinnacle, provided that Pinnacle, its affiliates and their respective representatives are not in willful and material breach of the non-solicitation provisions of the merger agreement, Pinnacle’s board of directors determines in good faith (after consultation with outside legal counsel and outside financial advisors) that such company takeover proposal constitutes or would reasonably be expected to lead to a company takeover proposal that constitutes a superior proposal (defined below) and that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and also provided that Pinnacle must make available to GLPI substantially concurrently with the delivery to such person making a company takeover proposal any nonpublic information concerning Pinnacle or any of its subsidiaries that is provided or made available to such person or its representatives (unless otherwise already made available to GLPI). The merger agreement requires that Pinnacle notify GLPI if any company takeover proposals are presented to Pinnacle. Pinnacle must also keep GLPI reasonably informed on a reasonably current basis as to the status of and material terms and conditions of such company takeover proposal.

A “superior proposal” means a bona fide, unsolicited written company takeover proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Pinnacle, the shareholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding shares of Pinnacle common stock or more than 50.1% of the assets or revenues of Pinnacle and its subsidiaries, taken as a whole (ii) that the Pinnacle board of directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such company takeover proposal and (iii) that the Pinnacle board of directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this merger agreement proposed by GLPI in response to such company takeover proposal, and all financial, legal, regulatory, timing and other aspects of such company takeover proposal, including all conditions contained therein and the person making such proposal, and this merger agreement), is more favorable to the stockholders of Pinnacle from a financial point of view than the transaction contemplated by the merger agreement.

The merger agreement further prohibits Pinnacle from making any determination under its rights plan that would interfere with GLPI consummating the merger and the other transactions contemplated by the merger agreement. In addition, Pinnacle has agreed that it will not (i) take any action to exempt any person from the restrictions on “business combinations” contained in §203 of the DGCL or its organizational documents or (ii) terminate (or permit the termination of), waive, amend or exempt any person from the rights plan, except that Pinnacle has the ability to delay a distribution date (as defined in the rights plan) in accordance with the terms of the rights plan in response to a tender offer or exchange offer pursuant to Regulation 14D of the Exchange Act, except that, in no event, will Pinnacle be able to delay the distribution date to a date which is on or after the expiration of such tender offer or exchange offer.

Pinnacle and its subsidiaries have also agreed, subject to certain exceptions, that (i) they will not release any third party from, or waive, amend or modify any provision of, or grant permission under any standstill provision in any agreement to which Pinnacle or any of its subsidiaries is a party or confidentiality provision in any agreement to which Pinnacle or any of its subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a company takeover proposal) and (ii) Pinnacle will, and will cause its subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

Change in Board Recommendation

As described above, and subject to the provisions described below, the Pinnacle board of directors has made the recommendation that Pinnacle stockholders vote “FOR” the merger agreement proposal, which recommendation is referred to as the “company recommendation.” Under the terms of the merger agreement, Pinnacle has agreed that it will not (i) fail to include the company recommendation in this joint proxy/statement prospectus, (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold withdraw or modify, in a manner adverse to GLPI, the company recommendation, (iii) make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer (other than a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) of the Exchange Act) or (iv) fail to recommend against a company takeover proposal or fail to reaffirm the company recommendation within five business days after a request by GLPI to do so, subject to certain exceptions (any action described in clauses (i) to (iv) of this paragraph being referred to as an “adverse recommendation change”). In addition, the Pinnacle board of directors will not authorize, cause or permit Pinnacle or its subsidiaries to enter into any letter of intent, commitment or agreement providing for any company takeover proposal (other than an acceptable confidentiality agreement as described above under “—No Solicitation of Alternative Proposals”).

The Pinnacle board of directors may nonetheless make an adverse recommendation change if Pinnacle is not in willful and material breach of the non-solicitation or company recommendation-related provisions of the merger agreement and, (i) after receiving a bona fide unsolicited written company takeover proposal, the Pinnacle board of directors determines in good faith (after consultation with outside legal counsel and outside financial advisors) that the company takeover proposal constitutes a superior proposal and in light of such company takeover proposal, the failure to take such action would be reasonably likely to be inconsistent with the Pinnacle board of directors’ fiduciary duties under applicable law; provided that (a) Pinnacle has given GLPI at least three business days’ prior written notice of its intention to make an adverse recommendation change (which notice shall specify the material terms and conditions of any such superior proposal) and has contemporaneously provided to GLPI a copy of the superior proposal and a copy of any written proposed transaction documents with the person making such superior proposal, (b) Pinnacle has negotiated in good faith with GLPI during such notice period, to the extent GLPI wishes to negotiate in good faith, to enable GLPI to propose revisions to the terms of the merger agreement such that it would cause such superior proposal to no longer constitute a superior proposal, (c) following the end of such notice period, the Pinnacle board of directors must have considered in good faith any revisions to the terms of the merger agreement proposed in writing by GLPI, and must have determined, after consultation with its outside financial advisors and outside legal counsel, that the superior proposal continues to constitute a superior proposal if the revisions proposed by GLPI were to be given effect, and (d) in the event of any change to any material terms of such superior proposal, Pinnacle will, in each case, deliver to GLPI an additional notice consistent with that described in clause (a) above and a new notice period under clause (a) will commence (except that the three business day period notice period referred to in clause (a) above will instead be equal to the longer of (x) two business days and (y) the period remaining under the notice period under clause (a) of this paragraph immediately prior to the delivery of such additional notice under this clause (d)) during which time Pinnacle is required to comply with the requirements of the non-solicitation and company recommendation-related provisions. In addition, the Pinnacle board of directors may make an adverse recommendation change in response to an intervening event (as defined in the merger agreement), subject to certain conditions, including that the Pinnacle board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Pinnacle board to make an adverse recommendation change would be inconsistent with the Pinnacle board of directors’ fiduciary duties under applicable law. Prior to making an adverse recommendation change by the Pinnacle board of directors, GLPI has certain rights under the merger agreement to match the company takeover proposal or intervening event. If the Pinnacle board of directors makes an adverse recommendation change, Pinnacle will nonetheless continue to be obligated to hold its stockholder meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders.

Financing Efforts

Pinnacle and GLPI have each secured committed financing to consummate the merger, the spin-off and the other transactions contemplated thereby.

Pinnacle’s Financing

To provide the debt financing required by Pinnacle to consummate the merger, Pinnacle has entered into two commitment letters, a Bridge Commitment Letter and a Takeout Commitment Letter, which are described below, and will utilize the funding from either the Bridge Commitment Letter or the Takeout Commitment Letter (but not both).

Pursuant to the Pinnacle Bridge Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility and a $200 million senior secured 364-day revolving credit facility. The borrower under the Pinnacle Bridge Facility will be OpCo and the obligations of OpCo under the Pinnacle Bridge Facility will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions.

Pursuant to the Pinnacle Takeout Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility and (ii) $400 million senior secured revolving credit facility. The lenders under the Pinnacle Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at the election of OpCo, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions, as further described in the Pinnacle Takeout Commitment Letter. The borrower under the Pinnacle Takeout Facilities will be OpCo and the obligations of OpCo under the Pinnacle Takeout Facilities will be guaranteed by each existing and subsequently acquired or formed direct and indirect domestic wholly-owned subsidiary of OpCo, subject to customary exceptions. As noted in the Pinnacle Takeout Commitment Letter, it is anticipated that OpCo will also issue Pinnacle Notes in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Pinnacle Notes may, at the election of OpCo, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Pinnacle Takeout Commitment Letter. Both the issuance of the Pinnacle Notes and the receipt by the Pinnacle Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Pinnacle Takeout Facilities.

Further, the Pinnacle Notes are only contemplated in connection with the Pinnacle Takeout Facilities. At this time, Pinnacle has not yet determined which of the two commitments described above will be utilized to provide the debt financing required to consummate the proposed transactions because such determination will be dependent on future market conditions. However, Pinnacle intends to use the Pinnacle Takeout Facilities if market conditions are favorable at the time of the distribution and not use the Pinnacle Bridge Facility.

The commitment of the Pinnacle Bridge Commitment Parties under the Pinnacle Bridge Commitment Letter and the commitment of the Pinnacle Takeout Commitment Parties under the Pinnacle Takeout Commitment Letter, each expire upon the earliest to occur of (i) 5:00 p.m. (New York City time) on April 30, 2016, unless GLPI elects the “end date extension” (as defined in the merger agreement) in which case such date shall be extended to 5:00 p.m. (New York City time) on June 30, 2016, (ii) the termination of the merger agreement without the closing of the merger, (iii) the consummation of the merger and the spin-off without the funding of the Pinnacle Bridge Facility the Pinnacle Takeout Facilities, as applicable on the date of such consummation and (iv) the end date.

Senior Secured Credit Facilities

The proceeds of loans under either the Pinnacle Bridge Facility or the Pinnacle Takeout Facilities, as applicable, together with the proceeds from any Pinnacle Notes, as applicable, will be used to pay the OpCo Cash Payment and to pay transaction fees and expenses. Remaining amounts under the Bridge Revolving Credit Facility or the Takeout Revolving Credit Facility, as applicable, will be used for general corporate purposes of OpCo, including, without limitation, permitted acquisitions or dividends. Loans under the Bridge Revolving Credit Facility or the Takeout Revolving Credit Facility, as applicable, may be repaid and reborrowed from time to time.

Interest Rate

The interest rate per annum applicable to loans under the Pinnacle Bridge Facility are, at the borrower’s option, equal to either a base rate or a LIBOR rate plus an applicable margin, which for the initial three-month period following the closing date, will be 1.25% or 2.25%, respectively. Unless the loans under the Pinnacle Bridge Facility are repaid in full and the commitments under the Bridge Revolving Credit Facility are terminated in full within three months following the closing date, the applicable margin will increase by 0.50% at the end of such three-month period and will increase by an additional 0.50% at the end of each of the two succeeding three-month periods thereafter to the extent such loans and commitments remain outstanding at such dates.

The interest rate per annum applicable to loans under the Pinnacle Takeout Facilities are, at the borrower’s option, equal to either a base rate or a LIBOR rate plus an applicable margin, which for the initial three-month period following the closing date, will, for the Term Loan A Facility and the Takeout Revolving Credit Facility, be 1.00% or 2.00%, respectively, and thereafter at such rates based on the leverage ratio of OpCo. The interest rates for the Term Loan B Facility will be determined by J.P. Morgan Securities LLC and OpCo based upon syndication of the Term Loan B Facility.

Amortization and Prepayments

The Pinnacle Bridge Facility will not be subject to interim amortization. The Pinnacle Bridge Facility is subject to mandatory prepayment to the extent of net cash proceeds from certain asset sales, certain casualty and condemnation events and from the issuance or incurrence of certain debt for borrowed money. OpCo may prepay all or any portion of the loans under the Pinnacle Bridge Facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

The outstanding principal amount of the Term Loan A Facility will be payable in equal quarterly amounts equal to (i) 5% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the first two years following the closing date, (ii) 7.5% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the third year following the closing date and (iii) 10% per annum of the outstanding amount of the Term Loan A Facility on the closing date, in the fourth and fifth year following the closing date, with the remaining balance due at the maturity of the Term Loan A Facility. The Term Loan B Facility will be subject to quarterly amortization of one-quarter percent (0.25%) of the original principal amount of the Term Loan B Facility. The Pinnacle Takeout Facilities are subject to mandatory prepayment based on (x)(a) 50% of excess cash flow if OpCo’s consolidated total net leverage ratio equals or exceeds 3.00 to 1.00, (b) 25% of excess cash flow if OpCo’s consolidated total net leverage ratio is less than 3.00 to 1.00 and equals or exceeds 2.50 to 1.00 and (c) 0% of excess cash flow if OpCo’s consolidated total net leverage ratio is less than 2.50 to 1.00 and (y) the extent of net cash proceeds from certain asset sales, certain casualty and condemnation events and from the issuance or incurrence of certain debt for borrowed money. OpCo may prepay all or any portion of the loans under the Pinnacle Takeout Facilities prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders; provided that, there shall be a prepayment premium of 1% of the principal amount of the affected loans in connection with certain repricing transactions of the Term Loan B Facility occurring within six months (or such longer period as OpCo may agree) of the closing date.

Conditions to Availability

The availability of the Pinnacle Bridge Facility is subject, among other things, to:

•	consummation of the spin-off substantially concurrently with the initial funding of the Pinnacle Bridge Facility in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the Pinnacle Bridge Lenders, unless approved by the Pinnacle Bridge Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	execution and delivery by the borrower, and the other loan parties and the Pinnacle Bridge Lenders of definitive documentation with respect to the Pinnacle Bridge Facility consistent with the Pinnacle Bridge Commitment Letter;

•	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Pinnacle Bridge Lenders, unless approved by the Pinnacle Bridge Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	solvency of the borrower and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding Pinnacle and its subsidiaries;

•	delivery of pro forma financials of the borrower and its subsidiaries;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the Pinnacle Bridge Lenders regarding the borrower and the guarantors;

•	the accuracy of certain limited representations and warranties; and

•	the closing date not occurring prior to November 20, 2015.

The availability of the Pinnacle Takeout Facilities are subject, among other things, to:

•	consummation of the spin-off substantially concurrently with the initial funding of the Pinnacle Takeout Facilities in accordance with the Separation and Distribution Agreement, without any amendment or modification thereto which is materially adverse to the interests of the lenders under the Pinnacle Takeout Facilities (the “Pinnacle Takeout Lenders”), unless approved by the Pinnacle Takeout Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	execution and delivery by the borrower, and the other loan parties and the Pinnacle Takeout Lenders of definitive documentation with respect to the Pinnacle Takeout Facilities consistent with the Pinnacle Takeout Commitment Letter;

•	effectiveness of the master lease without any amendment or modification thereto which is materially adverse to the Pinnacle Takeout Lenders, unless approved by the Pinnacle Takeout Commitment Parties (such approval not to be unreasonably withheld or delayed);

•	solvency of the borrower and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding Pinnacle and its subsidiaries;

•	delivery of pro forma financials of the borrower and its subsidiaries;

•	issuance of the Pinnacle Notes in an aggregate gross principal amount of $300 million and receipt of $350 million in aggregate principal amount of commitments from lenders for the Term Loan B Facility; provided that, OpCo may, in its sole discretion, increase or decrease the Term Loan B Facility by up to $125 million and increase or decrease the Pinnacle Notes by up to $125 million, so long as after giving effect to such increases and/or decreases the aggregate amount of the Pinnacle Notes and Term Loan B Facility are equal to at least $575 million and do not exceed $650 million;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the Pinnacle Lenders regarding the borrower and the guarantors;

•	the accuracy of certain limited representations and warranties; and

•	the closing date not occurring prior to November 20, 2015.

If any portion of the Pinnacle Bridge Facility becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated by the Pinnacle Bridge Commitment Letter (other than as a result of the Pinnacle Takeout Facilities), the merger agreement requires Pinnacle to promptly notify GLPI thereof and use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions not less favorable to Pinnacle than the Pinnacle Bridge Commitment Letter, in an amount sufficient to make the OpCo Cash Payment at closing and otherwise on terms not materially less beneficial to Pinnacle.

Certain Covenants and Events of Default

The Pinnacle Bridge Facility will contain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrower and the restricted subsidiaries, to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay dividends and other restricted payments. In addition, the Pinnacle Bridge Facility will contain a maximum leverage ratio at a level to be agreed and to be measured on a quarterly basis. The Pinnacle Bridge Facility will also contain certain customary affirmative covenants and events of default, which events of default will include the occurrence of a change of control and termination of the master lease and certain events of default under the master lease.

The Pinnacle Takeout Facilities will contain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrower and the restricted subsidiaries, to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay dividends and other restricted payments. In addition, the Pinnacle Takeout Facilities will contain (a) a maximum senior secured net debt ratio of (i) 3.00 to 1.00 for the period from the first full fiscal quarter ending after the closing date through September 30, 2016; (ii) 2.75 to 1.00 from the fiscal quarter ending December 31, 2016 through the fiscal quarter ending March 31, 2017; and (iii) 2.50 to 1.00 thereafter, (b) a maximum consolidated total net leverage ratio of (i) 4.50 to 1.00 for the period from the first full fiscal quarter ending after the closing date through September 30, 2016; (ii) 4.25 to 1.00 from the fiscal quarter ending December 31, 2016 through the fiscal quarter ending March 31, 2017; (iii) 4.00 to 1.00 from the fiscal quarter ending June 30, 2017 through the fiscal quarter ending September 30, 2017; and (iv) 3.75 to 1.00 thereafter and (c) a minimum interest coverage ratio of 2.50 to 1.00, in each case, to be measured on a quarterly basis. The Pinnacle Takeout Facilities will also contain certain customary affirmative covenants and events of default, which events of default will include the occurrence of a change of control and termination of the master lease and certain events of default under the master lease.

The foregoing summarizes certain of the expected terms of the Pinnacle Bridge Facility and the Pinnacle Takeout Facilities; however, the foregoing summary does not purport to be complete, and certain terms of the Pinnacle Bridge Facility and the Pinnacle Takeout Facilities have not yet been finalized.

GLPI’s Financing

GLPI has entered into the GLPI Commitment Letter with the GLPI Commitment Parties to provide debt financing in connection with the transactions. Pursuant to the GLPI Commitment Letter, the GLPI Commitment Parties have committed to provide the GLPI Bridge Facility.

The commitment of the GLPI Commitment Parties under the GLPI Commitment Letter expires upon the earliest to occur of (i) 11:59 p.m. (New York City time) on March 31, 2016, unless GLPI elects the “end date extension” (as defined in the merger agreement) in which case such date shall be extended to 11:59 p.m. (New York City time) on June 30, 2016, (ii) the closing of the merger either (a) without the use of the GLPI Bridge Facility or (b) if the GLPI Bridge Facility is intended to be used, the execution of the definitive credit documentation and the funding of the loans thereunder, (iii) the termination of the merger agreement in accordance with its terms and (iv) as to the portion of the commitments to be reduced on certain automatic reduction events, upon such events.

In connection with the transactions, GLP Capital has entered into the Credit Agreement Amendment. The Credit Agreement Amendment provides the GLPI Limited Conditionality Incremental Term Facility. The Credit Agreement Amendment also provides for the GLPI Limited Conditionality Revolver.

Use of Proceeds

The proceeds of loans under the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver will be used to finance a portion of the costs related to the merger and the repayment or redemption of certain existing indebtedness of the acquired business.

Interest Rate

The interest rate per annum applicable to loans under the GLPI Bridge Facility are equal to three-month LIBOR rate plus 1.75%. Unless the loans under the GLPI Bridge Facility are repaid in full within three months following the closing date, the applicable margin will increase by 0.25% at the end of such three-month period and will increase by an additional 0.25% at the end of each of the two succeeding three-month periods thereafter to the extent such loans remain outstanding at such dates. The interest rate per annum applicable to loans under the GLPI Limited Conditionality Incremental Term Facility will be, at the borrower’s option, equal to either a base rate or a LIBOR rate plus an applicable margin ranging from LIBOR plus 1.00% to 2.00% or base rate plus 0.00% to 1.00% based on a ratings-based pricing grid.

Amortization and Prepayments

The GLPI Bridge Facility and the GLPI Limited Conditionality Incremental Term Facility will not be subject to amortization. The GLPI Bridge Facility is subject to mandatory prepayment to the extent of net proceeds of certain debt for borrowed money and equity issuances. The borrower may prepay all or any portion of the loans under the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

Conditions to Availability

The availability of the GLPI Bridge Facility, the GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver is subject to, among other things, to:

•	subject to certain disclosures, since January 1, 2015, through the date of the merger agreement that there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Pinnacle. Since the date of the merger agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Pinnacle;

•	consummation of the acquisition with or substantially concurrently with the initial borrowing under the relevant facility in accordance with the terms of the merger agreement, without any amendments modifications or waivers or consents of GLPI that are materially adverse to the interests of the relevant lenders, unless approved by the arrangers of the relevant facility (such approval not to be unreasonably withheld, conditioned or delayed);

•	subject to the certain funds provisions, execution and delivery by the borrower and the other loan parties of definitive documentation with respect to the GLPI Bridge Facility consistent with the GLPI Commitment Letter;

•	solvency of GLPI and its subsidiaries, on a consolidated basis, after giving effect to the consummation of the transactions;

•	delivery of financial statements regarding GLPI and the acquired business;

•	delivery of pro forma financials in customary form for inclusion in an information memorandum;

•	delivery of all “know your customer” information required by regulatory authorities and requested by the lenders thereunder;

•	the accuracy of certain limited representations and warranties; and

•	the repayment or redemption of certain existing debt of the acquired business shall have been or substantially concurrently with the initial funding of the relevant facility shall be consummated or arrangements for such repayment or redemption shall have been established substantially concurrently with the initial funding of the relevant facility.

Certain Covenants and Events of Default

The GLPI Bridge Facility will contain customary affirmative and negative covenants and events of default consistent with those in GLPI’s existing credit agreement. The GLPI Limited Conditionality Incremental Term Facility and the GLPI Limited Conditionality Revolver contain the affirmative and negative covenants and events of default in GLPI’s existing credit agreement.

Marketing Periods

The GLPI marketing period is the first period of twenty consecutive days throughout and at the end of which (a) GLPI and its financing sources have had access to certain required information and such information continues to be compliant during such period (subject to certain exceptions) and (b) nothing shall have occurred and no condition exists that would cause any of the conditions to closing to fail to be satisfied, assuming the closing to the merger were to be scheduled for any time during such twenty consecutive day period (other than conditions to closing that (i) relate to the shareholder approval, which must be satisfied five business days prior to the end of the GLPI marketing period and (ii) conditions to closing that by their nature will not be satisfied until the closing of the merger). However, if the GLPI marketing period has not ended prior to December 19, 2015, it will be deemed not to have commenced until after January 3, 2016. Additionally, the GLPI marketing period will not (a) consider November 26, 2015 and November 27, 2015 as days; any period that includes such dates will not be deemed consecutive and (b) end later than the end date (and, in any event, on any date when the amount of the parent debt financing to be funded on the closing date has been funded).

The Pinnacle marketing period is the first period of twenty consecutive days throughout and at the end of which nothing shall have occurred and no condition exists that would cause any of the conditions to closing to fail to be satisfied, assuming the closing to the merger were to be scheduled for any time during such twenty consecutive day period (other than conditions to closing that (i) related to the shareholder approval, which must be satisfied five business days prior to the end of the Pinnacle marketing period and (ii) conditions to closing that by their nature will not be satisfied until the closing of the merger (provided that such conditions are reasonably capable of being satisfied)). However, if the Pinnacle marketing period has not ended prior to December 19, 2015, it will be deemed not to have commenced until after January 3, 2016. Additionally, the Pinnacle marketing period will not (a) consider November 26, 2015 and November 27, 2015 as days; any period that includes such dates will not be deemed consecutive and (b) end later than the end date (and, in any event, on any date when the amount of the company debt financing to be funded on the closing date has been funded).

Efforts to Close the Merger

Pinnacle, GLPI and Merger Sub have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the merger, including:

•	preparation and filing of all forms, registrations and notices required to be filed to consummate the merger including the prompt filing by Pinnacle of the notice required by the FTC;

•	preparation of any financial information required by any gaming authority or governmental entity pursuant to applicable antitrust laws;

•	satisfaction of the conditions to consummating the merger;

•	defense of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

•	take all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, or to avoid an investigation, action proceeding or other challenge of the legality of the transactions by any governmental entity required to be obtained or made by GLPI, Merger Sub, Pinnacle or any of their respective subsidiaries or the taking of any action contemplated by the merger agreement (each a “governmental approval” and collectively, the “governmental approvals”);

•	transfer of any permits issued by any governmental entity as may be required as a result of the merger agreement;

•	obtain third party consents or approvals under certain leases to be transferred to GLPI, pursuant to the separation agreement (provided that Pinnacle will not be not required to pay any fees, costs or expenses in order to obtain such consents or approvals that are not expressly required by the terms of such leases); and

•	execution and delivery of any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement.

Additionally, the parties have agreed not take any action that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any governmental approval necessary to be obtained prior to the closing of the merger. If necessary to obtain a governmental approval, GLPI shall propose amendments to the master lease, and if the applicable governmental entity agrees that such proposed amendments would permit such approval to be granted, (i) Pinnacle will agree to all such amendments that would not reasonably be expected to be detrimental to Pinnacle and (ii) if any of such amendments would reasonably be expected to be detrimental to Pinnacle, Pinnacle will agree to such amendments as would not reasonably be expected to be detrimental to Pinnacle and Pinnacle and GLPI will negotiate in good faith with respect to compensation to Pinnacle for and to the extent of any such detriment (which, for the avoidance of doubt, shall be determined net of any benefit to Pinnacle resulting from amendments pursuant to this sentence which are beneficial to Pinnacle). Moreover, the parties have agreed, among other things, to take certain divestiture actions in order to obtain regulatory approvals, provided that (i) GLPI is not obligated to take any divestiture action (x) that obligates it to make any capital improvements at its properties or the properties to be transferred to GLPI, or (y) to the extent such divestiture action, individually or in the aggregate, would reasonably be expected to result in a regulatory material adverse effect and (ii) Pinnacle, subject to certain exceptions, is not required (x) to sell, divest, dispose of, hold separate or otherwise limit its freedom of action with respect to any asset to be retained by OpCo, (y) retain any asset or liability to be transferred to Pinnacle pursuant to the separation agreement unless (1) such retention would not reasonably be expected to prevent, impede or materially delay the closing of the merger, (2) in the case of a PropCo asset, GLPI agrees that Pinnacle may retain such asset for no consideration or cost to Pinnacle or OpCo and (3) in the case of a Pinnacle liability, GLPI agrees to fully reimburse and indemnify Pinnacle or OpCo, as applicable, against such liability, with the form and substance of the agreements referenced in each of the preceding clauses (2) and (3) to be reasonably satisfactory to Pinnacle in its good faith determination or (z) to amend the master lease agreement, in each case in order to obtain any governmental approval.

Pinnacle and GLPI have agreed to work cooperatively to obtain all approvals required to be obtained to consummate the merger and to keep each other apprised of the status of such matters, including consulting with each other, providing any necessary information with respect to all filings made by such party, informing each other (and furnishing copies of) communications from any governmental entity regarding the merger, and permitting the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with any proposed communication with such governmental entity. Neither party will participate in any substantive meeting or teleconference with any governmental entity in connection with the merger unless it consults with the other party in advance and, to the extent permitted by such governmental entity and applicable law, gives the other party the opportunity to attend and participate thereat. Each party will furnish the other party with copies of all correspondence, filings and communications between it and any such governmental entity or third party with respect to merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such governmental entity (subject to certain exceptions).

The parties agreed to prepare and submit applications to gaming authorities, as necessary, as promptly as practicable following the date of the agreement and in any event no later than September 3, 2015. Pinnacle and GLPI will cooperate in good faith to develop a joint strategy for obtaining the necessary approvals, with Pinnacle entitled to take primary control and lead the strategy for approvals primarily relating to the operations of the

OpCo business following the effective time of the merger and GLPI entitled to take primary control and lead the strategy for approvals primarily relating to the ownership of the Pinnacle business, provided that the parties, in good faith, take into consideration the other’s view regarding the strategies that it is entitled to lead and primarily control including advance notice, discussion and consideration of any suggestions or comments of the other party, prior to any material interaction with any governmental entity in connection with a governmental approval.

Efforts to Hold the Pinnacle and GLPI Special Meetings

Subject to its rights in certain circumstances to postpone or adjourn the Pinnacle stockholder meeting, Pinnacle has agreed to hold a meeting of its stockholders as promptly as reasonably practicable for the purpose of obtaining its stockholders’ adoption of the merger agreement proposal and approval of the compensation proposal. Pinnacle must use its reasonable best efforts to obtain such stockholder approvals. Under the merger agreement, Pinnacle has agreed to submit these proposals to a stockholder vote even if the Pinnacle board of directors has made an adverse recommendation change (as described above under “—Change in Board Recommendation”).

Subject to its rights in certain circumstances to postpone or adjourn the GLPI shareholder meeting, GLPI has agreed to hold a meeting of its shareholders as promptly as reasonably practicable for the purpose of obtaining GLPI shareholder approval of the share issuance proposal. GLPI will use its reasonable best efforts to obtain such shareholder approval.

Pinnacle and GLPI will use their respective best reasonable efforts to hold their respective meetings on the same date and at the same time.

Indemnification and Insurance

GLPI and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses or omissions occurring at or prior to the effective time of the merger (whether asserted before or after the effective time), now existing in favor of current or former directors, officers, employees of Pinnacle or its subsidiaries as provided in their respective organizational documents will survive the merger and continue to be in full force and effect. The surviving company will (and GLPI will cause the surviving company to) indemnify and hold harmless (and advance funds in respect thereof) each current and former director, officer or employee of Pinnacle and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Pinnacle each case against any costs or expenses (subject to certain conditions) arising out of, relating to or in connection with any action or omission by them in their official capacities occurring or alleged to have occurred whether commenced before or after the closing of the merger. The surviving company will (and GLPI will cause the surviving company to), for a period of six years from the closing of the merger, maintain in effect (to the fullest extent permitted under applicable law) any and all exculpation, indemnification and advancement of expenses provisions of Pinnacle’s certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the closing of the merger or in indemnification agreements of Pinnacle with their respective current or former directors, officers or employees in effect immediately prior to the closing of the merger, and may not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the closing of the merger were current or former directors, officers or employees of Pinnacle (subject to certain conditions).

The merger agreement also provides that, prior to the effective time of the merger, Pinnacle (with GLPI’s consent) or GLPI, at GLPI’s cost, may purchase a six year “tail” prepaid policy on the same terms and conditions as GLPI would be required to cause the surviving company and its subsidiaries to purchase as discussed below. Pinnacle’s ability to purchase a “tail” policy is subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Pinnacle for its existing directors’ and officers’ liability insurance and fiduciary insurance as of the date of the merger agreement. If such a “tail” policy is not purchased prior to the effective time, for at least six years after the effective time, GLPI will maintain coverage currently provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance by Pinnacle or provide substitute policies for Pinnacle and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently in effect, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising prior to the closing of the merger (subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Pinnacle).

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Pinnacle and GLPI in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	participation by GLPI in the defense or settlement of any shareholder litigation against Pinnacle relating to the merger;

•	actions to be taken or not to be taken for the merger to qualify as a “reorganization” under the Code;

•	certain asset sales to affiliates of GLPI pursuant to REIT requirements under the Code prior to the effective time of the merger;

•	cooperation between Pinnacle and GLPI in connection with public announcements;

•	the listing of GLPI shares to be issued in the merger on NASDAQ;

•	certain notifications;

•	requirements of Section 16(a) of the Exchange Act;

•	the distribution and the spin-off;

•	obligations of GLPI to cause Merger Sub to perform its obligations under the merger agreement; and

•	preparation and finalization of certain disclosure schedules to the master lease agreement.

Conditions to Completion of the Merger

The obligations of Pinnacle and GLPI to complete the merger are subject to the fulfillment or waiver (to the extent permissible under applicable laws) of the following mutual conditions:

•	adoption of the merger agreement proposal by Pinnacle’s stockholders and approval of the share issuance proposal by GLPI shareholders;

•	absence of an injunction having been entered by any court or other tribunal of competent jurisdiction and continuing to be in effect and any law having been adopted or effective, in each case, prohibiting the consummation of the merger or the other related transactions, including the spin-off;

•	the registration statement on Form S-4 filed by GLPI in connection with the share issuance having been declared effective by the SEC and no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC;

•	GLPI common stock issued in the merger having been approved for listing on NASDAQ, subject to official notice of issuance;

•	all requisite gaming approvals having been obtained from the relevant gaming authorities and such approvals being in full force and effect;

•	OpCo’s Form 10 (File No. 001-37666) and any related documents filed in connection with the spin-off having become effective under the Exchange Act, and are not the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose having been initiated or overtly threatened by the SEC and not concluded or withdrawn;

•	the distribution having been completed in accordance with the separation and distribution agreement, master lease agreement, tax matters agreement and employee matters agreement; and

•	satisfaction of the regulatory approval condition.

The obligation of Pinnacle to effect the merger and the spin-off is also subject to the fulfillment or waiver by Pinnacle of the following additional conditions:

•	the accuracy of the representations and warranties of GLPI and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only), and Pinnacle’s receipt of an officer’s certificate from GLPI to such effect;

•	performance of all obligations required to be performed under the merger agreement by GLPI and compliance with all covenants required to be complied with under the merger agreement by GLPI and Merger Sub in all material respects prior to the effective time of the merger (and the receipt of an officer’s certificate from GLPI to such effect);

•	the absence, since the date of the merger agreement, of any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to GLPI (and the receipt of an officer’s certificate from GLPI to such effect);

•	the receipt by Pinnacle of a written tax opinion from Skadden to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt by Pinnacle of a written tax opinion of KPMG LLP to the effect that commencing with GLPI’s taxable year ended December 31, 2014, GLPI has been organized and operated in conformity with the requirements for qualification as a REIT under the tax code and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code thereafter.

The obligation of GLPI and Merger Sub to effect the merger is also subject to the fulfillment or waiver by GLPI of the following additional conditions:

•	the accuracy of the representations and warranties of Pinnacle set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only), and GLPI’s receipt of an officer’s certificate from Pinnacle to such effect:

•	performance of all obligations required to be performed under the merger agreement by Pinnacle and compliance with all covenants required to be complied with under the merger agreement by Pinnacle in all material respects prior to the effective time of the merger (and the receipt of an officer’s certificate from Pinnacle to such effect);

•	the absence of any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Pinnacle (and the receipt of an officer’s certificate from Pinnacle to such effect); and

•	the receipt by GLPI of a written tax opinion from Wachtell Lipton to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither GLPI nor Pinnacle can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed as further discussed under the section titled “Risk Factors.”

Termination of the Merger Agreement

Pinnacle and GLPI may mutually agree to terminate the merger agreement before completing the merger, even after adoption of the merger agreement proposal by Pinnacle’s stockholders and approval of the share issuance proposal by GLPI’s shareholders.

In addition, either GLPI or Pinnacle may decide to terminate the merger agreement if:

•	subject to certain exceptions, the merger is not consummated by March 31, 2016, subject to one three-month extension by GLPI to June 30, 2016, at the election of GLPI, if the only conditions not satisfied at such time relate to regulatory and other government approvals (such date, as may be extended, the “end date”);

•	an injunction is entered permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such injunction shall have become final and nonappealable (provided that the right to terminate will not be available to a party if the injunction was due to the failure of the party to perform any of its obligations under the merger agreement);

•	the Pinnacle special meeting has concluded without adoption of the merger agreement proposal by Pinnacle’s stockholders or if the GLPI special meeting has concluded without approval of GLPI’s shareholders of the share issuance proposal; or

•	there has been a breach of the merger agreement by the other party or there has been a failure to perform any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach or failure to perform, (i) if it occurred or was continuing to occur on the closing date, would result in a failure of a condition to close by such breaching party and (2) is incapable of being cured during the time period set forth in the merger agreement or, if curable, is not cured during the applicable cure period (subject to certain conditions).

GLPI may also terminate the merger agreement if, prior to the adoption of the merger agreement by Pinnacle’s stockholders, the Pinnacle board of directors makes an adverse recommendation change.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Except as provided below, each party shall pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement.

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except for (i) liabilities in connection with the confidentiality agreement between Pinnacle and GLPI, (ii) termination fees and expense reimbursements as described below, (iii) indemnification and confidentiality provisions arising out of Pinnacle’s cooperation with GLPI in connection with GLPI’s financing and (iv) liabilities arising out of or the result of fraud or any willful and material breach of any covenant, agreement, representation or warranty in the merger agreement prior to termination, in which case the aggrieved party is not limited to expense reimbursement or the termination fees described below and will be entitled to all rights and remedies available at law or in equity. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial, nonsurvival of representations and warranties, as well as the confidentiality agreement entered into between Pinnacle and GLPI, will continue in effect notwithstanding termination of the merger agreement.

Pinnacle will be obligated to pay to GLPI a termination fee of $60 million (subject to REIT restrictions) in the following circumstances:

•	the merger agreement is terminated by GLPI prior to adoption of the merger agreement by Pinnacle’s stockholders in the event of an adverse recommendation change; or

•	(i) a company takeover proposal has been publicly announced or has become publicly known and not withdrawn by a date that is at least fifteen business days prior to the Pinnacle special meeting, (ii) thereafter, the merger agreement is terminated by either Pinnacle or GLPI because the Pinnacle special meeting has concluded without the adoption of the merger agreement by Pinnacle’s stockholders and (iii) within twelve months of the termination of the merger agreement, Pinnacle or any of its subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a company takeover proposal with a third party.

In addition, GLPI will be obligated to pay to Pinnacle a termination fee of $150 million under the following circumstance:

•	the merger agreement is terminated by either GLPI or Pinnacle because of any injunction, order, decree or ruling relating to gaming, antitrust or related laws or any related consents or approvals or the end has been reached and certain conditions related to regulatory and gaming approvals have not been satisfied; however, GLPI will not be required to pay any such termination fee if the primary cause of such termination was an adverse suitability finding under applicable gaming laws with respect to the business of OpCo and its affiliates.

In addition, in respect of expenses in connection with the merger agreement, (i) in the event of a termination resulting from the failure to obtain approval of the share issuance by GLPI’s shareholders, GLPI shall pay Pinnacle $20 million within two business days after such termination (so long as Pinnacle’s stockholders have not failed to adopt the merger agreement) and (ii) in the event of termination resulting from the failure of Pinnacle’s stockholders to adopt the merger agreement, Pinnacle shall pay GLPI $20 million (subject to REIT restrictions) determined in accordance with calculations in the merger agreement within two business days after such termination (so long as GLPI’s shareholders have not failed to approve the share issuance proposal).

Amendments and Waivers

Any provision of the merger agreement may be amended or waived by the parties at any time before the adoption of the merger agreement proposal by Pinnacle’s stockholders. However, after such stockholder approval is obtained, there may not be, without further approval of Pinnacle’s stockholders, any amendment or waiver of any provision of the merger agreement for which applicable law requires further approval by the stockholders of Pinnacle.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically its terms and provisions.

Governing Law

The merger agreement is governed by the laws of the State of Delaware, except for the GLPI and Pinnacle debt commitment letters, which are governed by the laws of the State of New York (subject to certain exceptions).

Forms of Agreements to be Entered into Prior to the Closing of the Merger

The merger agreement attaches forms of certain additional agreements to be entered into prior to the closing of the merger to effect the separation of Pinnacle’s real estate (except the Belterra Park property and excess land at certain locations) from its operations, including the master lease agreement, the separation agreement and the employee matters agreement. A tax matters agreement has been entered into as of the date of the execution of the merger agreement and is also attached as an exhibit to the merger agreement.

The Master Lease

Immediately prior to the closing of the merger, Pinnacle MLS, LLC, one of Pinnacle’s wholly owned subsidiaries (referred to previously in this joint proxy statement/prospectus as Tenant), will enter into a triple-net master lease (referred to previously in this joint proxy statement/prospectus as the master lease) with Pinnacle (referred to previously in this joint proxy statement/prospectus as Landlord). Immediately upon closing of the merger, a subsidiary of GLPI will become successor by merger to Landlord. Tenant will lease from Landlord real property assets associated with fourteen (14) of the gaming facilities used in Pinnacle’s operations (referred to previously in this joint proxy statement/prospectus as the facilities). The obligations of the Tenant under the master lease will be guaranteed by OpCo and all subsidiaries of Tenant that will operate the facilities leased under the master lease, or that own a gaming license, other license or other material asset necessary to operate any portion of the facilities. A default by Tenant with regard to any facility will cause a default with regard to the entire portfolio.

The following description of the master lease does not purport to be complete but contains a summary of certain material provisions of the master lease.

Term and Renewals

The master lease will provide for the lease of land, buildings, structures and other improvements on the land (including barges and riverboats), easements and similar appurtenances to the land and improvements relating to the operation of the leased properties.

The master lease will provide for an initial term of ten years with no purchase option. At Tenant’s option, the master lease may be extended for up to five five-year renewal terms beyond the initial ten-year term, on the same terms and conditions. If Tenant elects to renew the term of the master lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the master lease.

Tenant will not have the ability to terminate its obligations under the master lease prior to its expiration without the Landlord’s consent. If the master lease is terminated prior to its expiration other than with Landlord’s consent, the Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the property.

Rental Amounts and Escalators

The master lease is commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (i) all facility maintenance, (ii) all insurance required in connection with the leased properties and the business conducted on the leased properties, (iii) taxes levied on or with respect to the leased properties (other than taxes on the income of the Landlord) and (iv) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

Under the master lease, the initial annual aggregate rent payable by Tenant will be $377 million. Tenant will make the rent payment in monthly installments. The rent will be comprised of “Base Rent” and “Percentage Rent” components which are described below.

Base Rent

The base rent amount will be the sum of:

•	Building Base Rent: a fixed component equal to approximately $289,056,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior to the commencement of the master lease, during the first year of the master lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio (as it will be defined in the master lease) for the properties in the aggregate not to fall below 1.8:1; plus

•	Land Base Rent: an additional fixed component equal to approximately $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior the commencement of the master lease.

Percentage Rent

A variable percentage rent component that will be calculated as follows and is expected to equal approximately $43,972,000, subject to adjustment based on the actual revenue from the leased properties during the twelve months prior the commencement of the master lease, during the first year of the master lease:

•	Fixed amount for the first two years. An adjustment will be recorded every two years to establish a new fixed amount for the next two-year period based on the average actual net revenues of Tenant from the facilities during the two-year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing two-year period over (ii) 50% of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the master lease).

Maintenance and Capital Improvements

The Tenant will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. The Tenant will own and be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements. Without limiting the foregoing, the Tenant will be required to spend an amount equal to at least 1% of its actual net revenue each calendar year on installation or maintenance, restoration and repair of items that are capitalized in accordance with accounting principles generally accepted in the United States of America as of the date of lease execution with a life of not less than three years.

Capital improvements by the Tenant will be permitted without Landlord’s consent only if such capital improvements (i) are of equal or better quality than the existing improvements they are improving, altering or modifying, (ii) do not consist of adding new structures or enlarging existing structures and (iii) do not have an adverse effect on the structure of any existing improvements. All other capital improvements will require the Landlord’s review and approval, which approval shall not be unreasonably withheld. The Tenant will be required to provide copies of the plans and specifications in respect of all capital improvements, which shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with the foregoing with respect to permitted projects not requiring approval and shall be in such form as Landlord may reasonably require for any other projects.

The Tenant will be required to pay for all maintenance expenditures and capital improvements, provided that the Landlord will have a right of first offer to finance certain capital improvement projects. The Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing. Whether or not capital improvements are financed by the Landlord, the Landlord will be entitled to receive Percentage Rent based on the net revenues generated by the new improvements as described above and such capital improvements will be subject to the terms of the master lease.

“capital improvements” as used herein shall mean any improvements, alterations or modifications other than ordinary maintenance of existing improvements, including, without limitation, capital improvements and structural alterations, modifications or improvements, one or more additional structures annexed to any facility or the expansion of existing improvements, but excluding any improvements or alterations or modifications of the leased improvements or any expansion of the existing improvements if such (i) commenced prior to the term of the master lease in accordance with the terms of the merger agreement, and (ii) costs less than $15 million on an individual project basis and less than $50 million in the aggregate with respect to all of the facilities.

Use of the Leased Property

The master lease will require that the Tenant utilize the leased property solely for gaming and/or pari-mutuel use consistent, with respect to each facility, with its current use, or with prevailing gaming industry use at any time, together with all ancillary uses consistent with gaming use and operations, including hotels, restaurants, bars, etc. and such other uses as the Landlord of the leased property may otherwise approve in its sole discretion. The Tenant will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various gaming and other regulations.

Events of Default

Under the master lease, an “Event of Default” will be deemed to occur upon certain events, including: (1) the failure by a Tenant to pay rent or other amounts when due or within certain grace or cure periods of the due date, (2) the failure by a Tenant to comply with the covenants set forth in the master lease when due or within any applicable cure period, (3) certain events of bankruptcy or insolvency with respect to Tenant or a guarantor, (4) the occurrence of an event that causes, or permits the holders thereof to cause, any material indebtedness of Tenant and its subsidiaries or any guarantor of the master lease (including Tenant), (5) the occurrence of a default under any guaranty of the master lease that is not cured within a certain grace period, (6) Tenant breaches a representation or warranty in the master lease in a material manner which materially and adversely affects Landlord, (7) the occurrence of a default in respect of a loan secured by a leased property, which default is the responsibility of Tenant or (8) the occurrence of certain events of regulatory non-compliance which would reasonably be expected to have a material adverse effect on the operations at the leased property or the financial condition of the Tenant.

Remedies for an Event of Default

Upon an Event of Default under the master lease, the Landlord of the leased property may, at its option, exercise the following remedies:

•	terminate the master lease, repossess any leased property, relet any leased property to a third party and require that the Tenant pay to the Landlord, as liquidated damages, the net present value of the rent for the balance of the term, discounted at the discount rate of the Federal Reserve Bank of New York at the time of award plus one percent (1%) and reducing such amount by the portion of the unpaid rent that Tenant proves could be reasonably avoided, plus any other amount necessary to compensate Landlord for Tenant’s failure to perform (or likely to result therefrom) in the ordinary course,

•	with or without terminating the master lease, decline to terminate Tenant’s right to possession of the leased property and require that Tenant pay to Landlord rent and other sums payable pursuant to the master lease with interest calculated at the overdue rate provided for in the master lease with Landlord permitted to enforce any other provision of the master lease or terminate Tenant’s right to possession of the leased property and seek any liquidated damages as set forth in clause (i) above, and/or

•	seek any and all other rights and remedies available under law or in equity.

Assignment and Subletting

Except as noted below, the master lease will provide that a Tenant may not assign or otherwise transfer any leased property or any portion of a leased property as a whole (or in substantial part), including by virtue of a change of control of the Tenant, without the consent of the Landlord, which may not be unreasonably withheld. Landlord’s consent to an assignment of the master lease will not be required if (i) the proposed purchaser (1) is a creditworthy entity with sufficient financial stability to satisfy its obligations under the master lease, (2) agrees to assume the master lease without modification beyond that necessary to reflect the new party, (3) is licensed by each gaming authority with jurisdiction over one or more facilities covered by the master lease, (4) is solvent and (5) has, or retains a manager with, at least five years of experience operating casinos with revenues in the immediately preceding fiscal year of at least $750 million and is not in the business of leasing properties to gaming operators, or has agreement(s) in place to retain 70% of Tenant’s and OpCo’s ten most highly compensated corporate employees and 80% of Tenant and its subsidiaries’ facility employees with employment contracts, (ii) the adjusted revenues to rent ratio for each of the four calendar quarters immediately prior to the consummation of the proposed transaction is at least 1.4:1 (provided that this requirement shall not be in effect with respect to (x) a secured lender that is foreclosing, as well as with respect to such leasehold mortgagee’s effectuating thereafter an initial sale or (y) a change of control resulting from the acquisition by any person or group of 50% or more of the voting power of Tenant), and (iii) the leverage to EBITDA ratio after giving effect to the proposed transaction and assumption of Tenant’s obligations will be less than 8:1 or Landlord receives a guaranty of Tenant’s obligations from an entity with an investment grade rating from a nationally recognized rating agency (provided that this requirement shall not be in effect with respect to Tenant becoming controlled by a secured lender that is foreclosing on a permitted pledge of interests in Tenant). In connection with certain assignments, the ultimate parent company of such assignee shall also execute a guaranty and shall be required to be solvent.

The master lease will also provide that Tenant may assign or otherwise transfer any leased property or a portion thereof to an affiliate subject to the Landlord’s reasonable approval of the transfer documents. Upon any such assignment or transfer to an affiliate of the Tenant, such affiliate shall guaranty Tenant’s obligations under the master lease and the Tenant will not be released from obligations under the applicable master lease.

In addition, the master lease will allow Tenant to sublease any space at any of the properties, subject in certain instances to Landlord’s consent not to be unreasonably withheld as set forth in the master lease. Landlord shall be entitled to receive the same base and percentage rent that would have been received had Tenant continued to operate the subleased space.

New Opportunities

Tenant and Landlord generally will not be prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, certain limitations will apply within a sixty (60) mile radius of a facility that will be subject to the master lease (the “Restricted Area”). Within the Restricted Area, Tenant and the Landlord will be subject to the following restrictions.

•	Developing or building a new facility within the Restricted Area:

•

Tenant may develop or build a new facility only if it first offers Landlord the opportunity to participate (by including the newly developed property in the master lease portfolio) on terms to be negotiated by the parties. If Landlord declines, or if the parties cannot reach agreement on the terms, the annual Percentage Rent due from the affected existing facility subject to the master lease will thereafter (y) be subject to a floor which will be calculated based on the Percentage Rent that would have been paid for such facility if such Percentage Rent were adjusted based on net revenues for the calendar year immediately prior to the year in which the new facility is first opened to the public (the “Floor”) and

(z) Percentage Rent will be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

•	Landlord may not build or develop a new facility without Tenant’s prior consent, which may be withheld in Tenant’s sole discretion (but post-development sale-leasebacks or financings will be permitted without restriction as provided in paragraph (iii) (Acquisition/Refinance existing facilities within the Restricted Area) below).

•	Expanding existing facilities within the Restricted Area:

•	Tenant shall provide the Landlord with a right of first offer to finance any proposed expansion. Tenant shall be permitted to seek outside financing for such capital improvements during the six month period following Landlord’s offer of financing.

•	Landlord shall have the right to finance expansions by competitors but the Percentage Rent from the affected facilities will thereafter be calculated monthly, based on (i) how much each preceding monthly net revenues for the affected facility is greater (or is less) than 1/12th of the portion of the trailing twelve (12) months net revenues as of the month ending immediately prior to the execution of the master lease attributable to the affected facility (and thereafter no longer based on the trailing two-year period that would have been the case).

•	Acquisition/refinance existing facilities within the Restricted Area:

Either Tenant or Landlord may avail itself on the following terms of opportunities to, in the case of Tenant, purchase or operate (and, in the case of Landlord, purchase or refinance) an existing facility (whether built prior to or after the date of the master lease) within the Restricted Area:

•	Tenant: The annual Percentage Rent due from the affected existing facility in the territory will thereafter (i) be subject to the Floor and (ii) be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

•	Landlord: No restriction on the purchase or refinance of an existing gaming facility.

Gaming Licenses/Successor Lessee Provisions

Gaming licenses and all other assets necessary to operate the facilities that will be subject to the master lease will be held and maintained by Tenant pursuant to the terms of the master lease. The transfer of Tenant’s property at the end of the term of the master lease will (x) exclude tradenames and trademarks, but include all customer lists and all other facility specific information and assets, (y) be at their fair market value, and (z) be conditioned upon the successor tenant obtaining the gaming licenses or the approval of the applicable regulatory agencies of the transfer of the gaming licenses and any other gaming assets to the successor tenant and/or the issuance of new gaming licenses as required by applicable gaming regulations and the relevant regulatory agencies both with respect to operating and suitability criteria, as the case may be.

The Separation and Distribution Agreement

The separation agreement that will be entered into at or prior to closing of the merger, which is attached to the merger agreement in Annex A as Exhibit C thereto, identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to or retained by PropCo as part of the separation of Pinnacle’s real property (except the Belterra Park property and excess land at certain locations) from its operations, which will be retained by or transferred to OpCo, and it will provide for when and how these transfers, assumptions and assignments will occur.

Distribution

The separation agreement will provide that each holder of Pinnacle common stock will receive a pro rata distribution of such number of shares of OpCo common stock as shall be determined by the Pinnacle board of directors for every one Pinnacle common share so held (referred to previously in this joint proxy statement/prospectus as the distribution). Prior to the distribution, Pinnacle will file a Form 10 with the SEC and distribute an information statement describing the distribution, including further information regarding OpCo. Following the distribution, Pinnacle’s stockholders will collectively hold 100% of OpCo.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to OpCo and to Pinnacle as part of the separation, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets will be transferred to or retained by PropCo, including (i) all of Pinnacle’s leased and real property assets, other than Belterra Park and certain other real property assets (the “PropCo business”), (ii) all permits or authorizations necessary to operate the PropCo business, (iii) all issued and outstanding capital stock of, or other equity interests in, the entities which will be transferred with, or retained by, PropCo, (iv) specified contracts relating to the PropCo Business, (v) the proceeds of the OpCo Cash Payment, subject to adjustment (described below) and (vi) certain other specified assets (collectively, the “PropCo assets”);

•	all other assets will be as of the time of the distribution, other than the PropCo assets will be transferred to or retained by OpCo.

•	certain liabilities will be assumed by or retained by PropCo specifically: (i) all liabilities to the extent relating to, arising out of or resulting from the PropCo assets or the PropCo business arising after the distribution, (ii) certain liabilities in connection with GLPI’s financing for the merger (including, for example, breakage fees or other fees, costs and expenses), (iii) environmental liabilities relating to the PropCo assets solely to the extent that the liabilities arise and the facts on which they are based occur subsequent to the distribution, (iv) the fees and expenses of Pinnacle relating to legal counsel, investment bankers and other advisors as well as certain fees, expenses and costs associated with third party consents and Pinnacle’s financing (the “Pinnacle transaction expenses”) up to and including $32,000,000 if the distribution and merger are completed on or prior to March 31, 2016, or up to $25,000,000 if the distribution and merger are completed after March 31, 2016, (v) the accrued and unpaid interest with respect to Pinnacle’s existing debt (which will serve as an adjustment to the OpCo Cash Payment, as described below) and (vi) certain other specified liabilities, which will not include any liabilities that are governed by the tax matters agreement or employees matters agreement (collectively, the “PropCo liabilities).

•	all of other liabilities as of the time of the distribution, other than the PropCo liabilities, will be assumed by or retained by OpCo.

OpCo Cash Payment

The separation agreement will provide that at the time of distribution, OpCo shall pay to PropCo the OpCo Cash Payment, which will be used by PropCo to pay off a portion of Pinnacle’s existing indebtedness, substantially concurrently with the consummation of the distribution and the merger. The OpCo Cash Payment will be subject to the following adjustments:

•	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the existing indebtedness of Pinnacle at the time of the distribution is greater then or less than $3,675,000,000;

•	the OpCo Cash Payment will be reduced on a dollar-for-dollar basis by (i) the aggregate amount of Medicare taxes (ii) all Pinnacle transaction expenses up to and including either $32,000,000 if the merger is completed on or prior to March 31, 2016 or $25,000,000 if the merger is completed after March 31, 2016 and (iii) one-half of a potential fee related to third-party consent;

•	the OpCo Cash Payment will be increased or decreased, as applicable, on a dollar-for-dollar basis by the amount that the accrued and unpaid interest of the existing indebtedness of Pinnacle is greater than or less than the amount of such interest as of December 31, 2015; and

•	in the event the distribution and the merger have not been consummated by December 31, 2015, the OpCo Cash Payment will be increased on a dollar-for-dollar basis by certain time-based fees payable after December 31, 2015 with respect to GLPI’s financing commitments (up to a cap of $3,375,000).

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to the satisfaction of certain conditions, specifically:

•	each of the conditions to the merger agreement has been fulfilled or waived (other than those conditions that by their nature can only be satisfied at the closing of the merger agreement) and GLPI has confirmed to Pinnacle in writing that it is prepared to consummate the merger, subject only to the distribution;

•	each of the transaction documents contemplated by the merger agreement and the separation agreement having been duly executed and delivered by the parties thereto;

•	the plan of reorganization to effectuate the separation having been substantially completed in accordance with the plan of reorganization;

•	the Form 10 (File No. 001-37666) filed with the SEC in connection with the separation has been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Pinnacle common stock as of the record date of the distribution;

•	prior to the date of the distribution, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo have been filed with the SEC;

•	all actions and filings with respect to the OpCo common stock necessary under applicable federal, state or foreign securities or “blue sky” laws and the rules and regulations thereunder having been taken and, where applicable, become effective or been accepted;

•	OpCo will have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under the laws of the State of Delaware to effect the distribution and the OpCo Cash Payment, and as to the solvency of OpCo and PropCo after giving effect to the distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and PropCo;

•	the OpCo common stock to be delivered in the distribution has been accepted for listing on a national securities exchange, subject to compliance with applicable listing requirements; and

•	no injunction by any court or other tribunal of competent jurisdiction has been entered and continue to be in effect and no law has been adopted or be effective preventing consummation of the distribution or any of the transactions contemplated by the merger agreement.

Efforts

The separation agreement will provide that the parties must use their reasonable best efforts following the distribution to obtain any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third person, including governmental entities, as soon as reasonably practicable, to the extent that the transfer or assignment of any assets, the assumption of any liability, or the distribution requires any approvals or notifications.

If and to the extent that the valid, complete and perfected transfer or assignment of any assets or assumption of any liabilities would be a violation of applicable law or require any approvals in connection with the distribution, that has not been obtained or made by the time of distribution then, the transfer or assignment of such assets or the assumption of such liabilities, will be automatically deferred until such time as all legal impediments are removed or such approvals been obtained or made. However, if such legal impediments are not removed or such approvals are not obtained or made by the second anniversary of the date of distribution, then all assets and liabilities that are held by PropCo or OpCo, as the case may be, will be retained by such party indefinitely, except for certain specified real property, for which parties will continue indefinitely to work to transfer to PropCo. For such period of time, the party retaining such asset or liability will, to the extent reasonably possible and permitted by applicable law, treat such asset or liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the party to whom such asset is to be transferred or assigned, or which will assume such liability, in order to place such party in a substantially similar position as if the asset or liability had been transferred, assigned or assumed and so that all the benefits and burdens relating to the asset or liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over the asset or liability, as the case may be, is to inure from and after the time of distribution to such party. However, neither party will be obligated to expend any money unless the necessary funds are advanced (or otherwise made available) by the party entitled to the asset or liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which will be promptly reimbursed by such party entitled to such asset or liability. Moreover, notwithstanding the foregoing, the rent payable under the master lease agreement will not be affected by the retention or transfer of any PropCo asset or liability, provided that if such asset or liability is not assigned to PropCo by the second anniversary after the distribution date, the parties will negotiate in good faith with respect to an alternative arrangement to place the parties in substantially equivalent economic circumstances with respect to the benefits and burdens of ownership of such asset as if the asset had been transferred to PropCo.

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any other transaction document, both OpCo and Pinnacle will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary under applicable laws, regulations and agreements to consummate and to make effective the transactions contemplated by the separation agreement and the other transaction documents.

Releases

Except as otherwise provided in the separation agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation of OpCo from Pinnacle. The releases will not extend to or amend obligations or liabilities under any agreements between the parties that remain in effect following the separation.

Indemnification

In addition, the separation agreement will provide for mutual indemnities principally designed to place financial responsibility for the obligations and liabilities of OpCo’s business with OpCo and financial responsibility for the obligations and liabilities of the PropCo business with PropCo. In general, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with the liabilities that each such party assumed or retained pursuant to the separation agreement and the other transaction agreements.

Insurance

The separation agreement will provide for the allocation between the parties of rights and obligations with respect to insurance policies.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in the master lease, the resolution of disputes, controversies or claims that may arise between OpCo and PropCo related to the spin-off. These provisions will contemplate that either OpCo or PropCo will submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.

Employee Matters Agreement

The employee matters agreement, a form of which is attached to the merger agreement as Exhibit A thereto, will generally allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The employee matters agreement will provide for the treatment of Pinnacle’s outstanding equity awards in connection with the spin-off (as described more fully above in “The Merger—Treatment of Pinnacle Long-Term Incentive Compensation”). In addition, the employee matters agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Pinnacle to OpCo, the assumption and retention of liabilities and related assets, workers’ compensation, labor relations, and related matters.

The employee matters agreement will provide that as of the consummation of the distribution, Pinnacle employees will be transferred to OpCo prior the separation. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully above in “The Merger—Treatment of Pinnacle Long-Term Incentive Compensation”), OpCo will assume responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related liabilities, and will assume all compensation and employment-related plans and agreements, with respect to each of the employees and directors. Except with regard to Pinnacle’s outstanding long-term incentive awards (as described more fully above in “The Merger—Treatment of Pinnacle Long-Term Incentive Compensation”), prior to the separation, Pinnacle will transfer all of the assets, if any, and liabilities relating to the compensation and benefit plans and agreements to OpCo.

Tax Matters Agreement

The tax matters agreement, a copy of which is attached to the merger agreement as Exhibit D thereto, will govern OpCo’s and GLPI’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off), tax attributes, tax returns, tax contests and certain other tax matters.

Under the tax matters agreement, OpCo will generally be liable for taxes of Pinnacle relating to time periods before the effective time of the merger. GLPI, however, will be liable for taxes of Pinnacle arising as a result of the merger, the spin-off and certain related transactions. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with OpCo bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. OpCo and GLPI have also agreed to share liability for certain taxes relating to the assets to be acquired by GLPI. GLPI will bear liability for any transfer taxes incurred on the merger, the spin-off and certain related transactions.

The tax matters agreement provides that OpCo will generally prepare and file any tax returns for tax periods of Pinnacle ending on or prior to the effective time of the merger and will control any tax contests related to such tax returns, subject to certain review, participation and consent rights of GLPI.

UNAUDITED PRO FORMA CONSOLIDATED COMBINED CONSOLIDATED FINANCIAL INFORMATION OF GLPI

The following unaudited pro forma consolidated combined financial statements (the “Pro Forma Financial Statements”) have been prepared to reflect the effects of the merger (following the spin-off) on the financial statements of GLPI. The unaudited pro forma consolidated combined balance sheet is presented as if the merger had occurred on September 30, 2015. The unaudited pro forma consolidated combined statements of income for the year ended December 31, 2014, and the nine months ended September 30, 2015, are presented as if the merger had occurred on January 1, 2014. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statements of income only, expected to have a continuing impact on the combined results.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting using the accounting guidance for asset acquisitions in ASC 805, with GLPI treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing Pro Forma Financial Statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying Pro Forma Financial Statements and the combined company’s future results of operations and financial position.

The Pro Forma Financial Statements are provided for informational purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of GLPI would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The Pro Forma Financial Statements should be read in conjunction with:

•	The accompanying notes to the Pro Forma Financial Statements;

•	The audited consolidated financial statements and accompanying notes of GLPI and Pinnacle contained in their respective Annual Reports on Form 10-K (including, in the case of GLPI, Amendment No. 1 thereto on Form 10-K/A) for the year ended December 31, 2014, incorporated by reference herein; and

•	The unaudited consolidated financial statements and accompanying notes of GLPI and Pinnacle contained in their respective Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2015, incorporated by reference herein.

Unaudited Pro Forma Consolidated Combined Balance Sheet of GLPI

As of September 30, 2015

(in thousands, except share and per share data)

	GLPI Actual	Pro Forma Adjustments		Pro Forma Combined
	(unaudited)
Assets
Real estate investments, net	$2,113,382	1,785,625	A	3,899,007
Property and equipment, used in operations, net	131,916			131,916
Investment in direct financing lease	—	2,728,209	B	2,728,209
Cash and cash equivalents	42,740	3,980	C	68,720
		22,000	D
Prepaid expenses	7,519	111	E	7,764
		134	F
Deferred income taxes	1,799			1,799
Other current assets	60,837			60,837
Goodwill	75,521			75,521
Other intangible assets	9,577			9,577
Debt issuance costs, net of accumulated amortization of $17,057 at September 30, 2015	38,083	30,496	G	68,579
Loan receivable	32,388			32,388
Deferred income taxes, non-current	1,968			1,968
Other assets	385	315	E	700

Total assets	$2,516,115	4,570,870		7,086,985

Liabilities
Accounts payable	$2,637			$2,637
Accrued expenses	8,973	134	F	9,107
Accrued interest	42,533			42,533
Accrued salaries and wages	11,679			11,679
Gaming, property, and other taxes	36,231			36,231
Current maturities of long-term debt	101			101
Other current liabilities	15,474	22,000	D	37,474
Long-term debt, net of current maturities	2,541,313	2,425,000	H	4,966,313
Deferred rental revenue	93,423			93,423
Deferred income taxes, non-current	337			337

Total liabilities	2,752,701	2,447,134		5,199,835

Shareholders’ (deficit) equity

Preferred stock ($.01 par value, 50,000,000 shares authorized, no shares issued or outstanding at September 30, 2015)	—			—
Common stock ($.01 par value, 500,000,000 shares authorized, 114,668,312 shares issued at September 30, 2015)	1,147	809	I	1,956
Additional paid-in capital	918,668	2,122,927	I	3,041,595
Retained deficit	(1,156,401)			(1,156,401)

Total shareholders’ (deficit) equity	(236,586)	2,123,736		1,887,150

Total liabilities and shareholders’ equity	$2,516,115	4,570,870		$7,086,985

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET

GLPI calculated the total purchase price of $4.514 billion for the Pinnacle real estate assets by assuming that GLPI issued $1.397 billion of common stock in exchange for the outstanding shares of Pinnacle common stock at the closing date and $109.8 million of common stock for GLPI’s portion of the employee equity and cash based incentive awards outstanding at the closing date (assuming a stock price of $27.00 per share), repaid $2.700 billion of Pinnacle debt (through combined funds of debt issued by GLPI and a portion of the funds from the primary equity issuance of GLPI), paid $280.0 million of Pinnacle transaction expenses and incurred $27.5 million of its own transaction expenses to be included in purchase price. The acquisition will be accounted for as an asset acquisition under the Accounting Standards Codification Section 805- Business Combinations and the master lease will be bifurcated between an operating lease and a direct financing lease under the Accounting Standards Codification Section 840- Leases. The land and land rights portion of the master lease will be classified as an operating lease and the building portion of the master lease will be classified as a direct financing lease. The total purchase price will be allocated to the land and land rights acquired from Pinnacle, the investment in the direct financing lease and a director and officer liability insurance policy acquired from Pinnacle. The allocation of the purchase price components are described below.

Pro Forma Adjustments:

(A)	To record the fair value of the land and land rights acquired from Pinnacle.

(B)	To record the investment in the direct financing lease. Under the Company’s application of Accounting Standards Codification Section 840 – Leases, GLPI will account for the lease of the building assets to Pinnacle as a direct financing lease. The accounting treatment for direct financing leases requires the Company to record an investment in direct financing leases on its books at lease inception and subsequently recognize interest income and a reduction in the investment for the building portion of rent.

(C)	To record the excess cash impact of transaction costs that were paid prior to the execution of the merger agreement, relating to the acquisition of the Pinnacle real estate assets, which are included in the debt and equity pro forma adjustments.

(D)	To record GLPI’s assumption of certain tax liabilities of Pinnacle. Under the tax matters agreement, GLPI has agreed to be liable for taxes of Pinnacle arising as a result of the merger, the spin-off and certain related transactions. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with OpCo bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. As this amount is not expected to be paid at the closing date, it will remain in cash until paid.

(E)	To record the fair value of the director and officer liability insurance policy acquired from Pinnacle at the closing date. The policy was prepaid by Pinnacle prior to the merger and will be amortized to general and administrative expense within GLPI’s consolidated statement of earnings over the remaining policy term. The original policy term was six years; thus GLPI recorded one year of the prepaid policy as a current asset and the remainder of the policy as a long-term deposit.

(F)	To record the portion of the ground lease rent prepaid by Pinnacle at September 30, 2015 related to the land leases GLPI has subleased to Pinnacle. In accordance with ASC 605, “Revenue Recognition,” the Company records a liability for the ground lease rent related to the subleased properties with an offsetting prepaid recorded within the consolidated balance sheet as GLPI has concluded it is the primary obligor.

(G)	To record anticipated debt issuance costs related to GLPI’s new debt issuances associated with the acquisition of the Pinnacle real estate assets.

(H)	To record the debt issued by GLPI in connection with the acquisition of the Pinnacle real estate assets. Based on recent discussions with prospective lenders and current market interest rates, we estimate that GLPI will issue a six year $800 million senior unsecured note with a fixed interest rate of 5.25% and an eight year $800 million senior unsecured note with a fixed interest rate of 6.00%. Additionally, GLPI will borrow an additional $825 million under an incremental Term Loan A facility with a five year maturity. This facility will be variable in nature and priced at LIBOR plus 175 basis points.

(I)	To record the issuance of common stock of $1.507 billion to Pinnacle stockholders and to Pinnacle to satisfy the GLPI portion of employee equity and cash based incentive awards, as well as a primary equity issuance of $644 million to fund acquisition related costs and repay a portion of the existing Pinnacle debt, net of issuance costs of $27.0 million. This assumes GLPI issued approximately 80.9 million new shares of common stock.

Unaudited Pro Forma Consolidated Combined Statement of Income of GLPI

For the Nine Months Ended September 30, 2015

(in thousands, except per share data)

	GLPI Actual	Pro Forma Adjustments		Pro Forma Combined
Revenues
Revenues from rental properties	293,597	160,706	A	534,506
	—	80,203	B
Real estate taxes and ground rent paid by tenants	40,071	27,173	C	73,024
		5,780	D

Total rental revenue	333,668	273,862		607,530
Gaming	108,425			108,425
Food, beverage and other	8,464			8,464

Total revenues	450,557	273,862		724,419
Less promotional allowances	(4,193)			(4,193)

Net revenues	446,364	273,862		720,226

Operating expenses
Gaming	58,644			58,644
Food, beverage and other	6,489			6,489
Real estate taxes	41,138	27,173	C	68,311
General and administrative	64,546	5,780	D	66,429
		83	E
		(3,980)	F
Depreciation and amortization	82,585	11,938	G	94,523

Total operating expenses	253,402	40,994		294,396

Income from operations	192,962	232,868		425,830

Other income (expense)
Interest expense	(90,373)	(86,528)	H	(176,901)
Interest income	1,761			1,761

Total other expenses	(88,612)	(86,528)		(175,140)

Income before income taxes	104,350	146,340		250,690
Income tax expense	6,001			6,001

Net Income	$98,349	$146,340		$244,689

Basic earnings per common share	$0.86	$0.39		$1.25
Diluted earnings per common share	$0.83	$0.39		$1.22

Dividends paid per common share	$1.64	$0.13		$1.77

Unaudited Pro Forma Consolidated Combined Statement of Income of GLPI

For the Year Ended December 31, 2014

(in thousands, except per share data)

	GLPI Actual	Pro Forma Adjustments		Pro Forma Combined
Revenues
Revenues from rental properties	$386,403	$214,275	A	$711,397
	—	110,719	B
Real estate taxes and ground rent paid by tenants	50,534	36,231	C	94,471
		7,706	D

Total rental revenue	436,937	368,931		805,868
Gaming	148,283			148,283
Food, beverage and other	11,621			11,621

Total revenues	596,841	368,931		965,772
Less promotional allowances	(5,773)			(5,773)

Net revenues	591,068	368,931		959,999

Operating expenses
Gaming	82,995			82,995
Food, beverage and other	9,734			9,734
Real estate taxes	52,154	36,231	C	88,385
General and administrative	80,836	7,706	D	88,988
		446	E
Depreciation and amortization	106,843	15,254	G	122,097

Total operating expenses	332,562	59,637		392,199

Income from operations	258,506	309,294		567,800

Other income (expense)
Interest expense	(117,030)	(115,371)	H	(232,401)
Interest income	2,444			2,444

Total other expenses	(114,586)	(115,371)		(229,957)

Income before income taxes	143,920	193,923		337,843
Income tax expense	5,113			5,113

Net Income	$138,807	$193,923		$332,730

Basic earnings per common share	$1.23	$0.49		$1.72
Diluted earnings per common share	$1.18	$0.50		$1.68

Dividends paid per common share	$14.32	$0.18		$14.50

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED COMBINED STATEMENTS OF INCOME

The total rent received from the tenant will be comprised of Base Rent and Percentage Rent components, which are described below.

Base Rent

Fixed amount for duration of lease. This amount will be:

(i)	A fixed component expected to equal $289.056 million[1] during the first year of the master lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio for the leased properties in the aggregate not to fall below 1.8:1 (“Building Base Rent”); plus

(ii)	An additional fixed component expected to equal $43.972 million[2] (“Land Base Rent”)

Percentage Rent

A variable percentage rent component that will be calculated as follows and is expected to equal $43.972 million2 during the first year of the master lease. The percentage rent shall be a fixed amount for the first two years of the lease, and thereafter will be adjusted every two years. The adjusted percentage rent shall be calculated by multiplying 4% by the excess (if any) of (a) the average annual net revenues for the trailing two-year period over (b) $1,099,305,500.

Based upon the Company’s application of Accounting Standards Codification Section 840 – Leases, the master lease will be accounted for partially as an operating lease and partially as a direct financing lease. The components of the revenues from rental properties on GLPI’s Consolidated Statements of Income are described below.

Pro Forma Adjustments:

(A)	To record rental income associated with the acquired Pinnacle land and land rights in connection with the master lease. The fair market value of the acquired land and land rights at lease inception multiplied by the lessee’s incremental borrowing rate was used to calculate the land rent.

(B)	To record interest income associated with the acquired Pinnacle buildings under the master lease. The building portion of the master lease is classified as a direct financing lease; therefore at the lease inception GLPI, as the lessor, records an investment in direct financing leases on its balance sheet and subsequently recognizes interest income and a reduction in the investment for the building portion of rent.

(C)	To record the estimated real estate taxes paid by Pinnacle on the leased properties. In accordance with ASC 605, GLPI records revenue for the real estate taxes paid by its tenants on the leased properties with offsetting expense recorded in real estate taxes within the consolidated statement of income as GLPI has concluded it is the primary obligor.

[1]	$377 million minus (i) Land Base Rent and (ii) Percentage rent. Current amount is as of June 30, 2015. Initial Building Base Rent to be updated as of the date of execution of the master lease.
[2]	Calculated as 2% of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the master lease to equal 2% of the aggregate Base Year Net Revenue.
[3]	Calculated as 50% of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the master lease to equal 50% of the aggregate Base Year Net Revenue.

(D)	To record the estimated ground lease rent paid by Pinnacle on the properties subleased from GLPI. In accordance with ASC 605, GLPI records revenue for the ground lease rent paid by its tenants on the subleased properties with offsetting expense recorded in general and administrative expenses within the consolidated statement of income as GLPI has concluded it is the primary obligor.

(E)	To record the amortization of the prepaid director and officer liability insurance policy acquired from Pinnacle on the date of the merger.

(F)	To reverse the impact of transaction costs that were paid prior to the execution of the merger agreement, relating to the acquisition of the Pinnacle real estate assets.

(G)	To record expected amortization expense related to the acquired lease rights for the land on which Pinnacle’s acquired real estate assets reside. The estimated amortization expense was determined based upon the lease term, which was assumed to be 35 years.

(H)	To record anticipated interest expense related to GLPI’s anticipated fixed and variable rate borrowings related to the acquisition of Pinnacle’s real estate assets. Based on recent discussions with prospective lenders and current market interest rates, GLPI estimates that it will issue a six-year, $800 million senior unsecured note with a fixed interest rate of 5.25% and an eight-year $800 million senior unsecured note with a fixed interest rate of 6.00%. Additionally, GLPI will borrow an additional $825 million under an incremental Term Loan A facility with a five year maturity. This facility will be variable in nature and priced at LIBOR plus 175 basis points. Furthermore, GLPI has included the impact of a 25 basis point increase in the interest rate on its current Credit Facility borrowings, which will increase from LIBOR plus 150 basis points to LIBOR plus 175 basis points as a result of the new debt issuances. The interest expense amount also includes the anticipated amortization of debt issuance costs, which is recorded as interest expense in the consolidated statements of income. The impact of a 1/8% change in the interest rate of our variable rate borrowing would increase or decrease GLPI’s annual interest expense by $1.6 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF OPCO

The following unaudited pro forma condensed consolidated financial information presents the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of continuing operations as of and for the nine months ended September 30, 2015, and for the year ended December 31, 2014 based upon the consolidated historical financial statements of Pinnacle Entertainment, Inc. (“Pinnacle”).

The unaudited pro forma condensed consolidated balance sheet presents the financial position of PNK Entertainment, Inc. (“OpCo”) as of September 30, 2015 giving effect to events that are directly attributable to the spin-off of OpCo as a newly formed corporation and separation of Pinnacle’s real property (except the Belterra Park property and excess land at certain locations) from its operations, with OpCo becoming a stand-alone, publicly traded company, following which the remaining Pinnacle entity (“PropCo”), which will own most of Pinnacle’s historical real estate, will merge (the “merger”) with and into a wholly owned subsidiary of Gaming and Leisure Properties Inc. (“GLPI”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), with OpCo operating the gaming facilities acquired by GLPI under a triple-net master lease agreement (the “Master Lease”), as if they occurred on such date. The unaudited pro forma condensed consolidated statements of continuing operations for the nine months ended September 30, 2015 and for the year ended December 31, 2014 give effect to the Merger Agreement and Master Lease as if they had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated financial information has been prepared based upon currently available information and assumptions deemed appropriate by Pinnacle’s management and is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the dates set forth above, nor is it indicative of the future results or current financial conditions. Furthermore, the unaudited pro forma condensed consolidated statements of continuing operations exclude certain nonrecurring charges associated with the Merger Agreement and Master Lease. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Pinnacle.

PNK Entertainment, Inc.

Unaudited Condensed Consolidated Balance Sheet and Pro Forma Adjustments

As of September 30, 2015

(amounts in thousands)

	Historical
	Pinnacle Entertainment, Inc.	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$123,012	$1,023,858	a	$123,012
		(15,300)	b
		(47,455)	c
		(961,103)	d
Accounts receivable, net	29,703	—		29,703
Inventories	10,796	—		10,796
Prepaid expenses and other assets	22,177	(111)	e	22,066
Deferred income taxes	7,509	(7,509)	f	—
Assets held for sale and assets of discontinued operations	9,776	—		9,776

Total current assets	202,973	(7,620)		195,353
Land, buildings, vessels and equipment, net	2,885,328	—		2,885,328
Goodwill	914,525	—		914,525
Intangible assets, net	511,520	(244,500)	g	267,020
Other assets, net	74,575	(37,068)	h	37,192
		(315)	e
Deferred income taxes	—	46,459	f	46,459

Total assets	$4,588,921	$(243,044)		$4,345,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,467	$—		$26,467
Accrued interest	69,855	(69,855)	i	—
Accrued compensation	77,311	—		77,311
Accrued taxes	57,659	—		57,659
Other accrued liabilities	80,086	—		80,086
Current portion of long-term debt	11,006	(11,006)	j	12,750
		12,750	a
Current portion of long-term financing obligation	—	5,671	k	5,671
Liabilities held for sale and liabilities of discontinued operations	63	—		63

Total current liabilities	322,447	(62,440)		260,007
Long-term debt less current portion	3,665,926	(3,630,196)	j	995,808
		1,011,108	a
		(35,730)	l
		(15,300)	b
Long-term financing obligation less current portion	—	2,775,221	k	2,775,221
Other long-term liabilities	41,365	—		41,365
Deferred income taxes	187,178	(187,178)	f	—

Total liabilities	4,216,916	(144,515)		4,072,401

Commitments and contingencies
Stockholders’ equity:
Common stock	6,724	(6,724)	m	609
		609	n
Additional paid-in capital	1,117,514	199,541	o	1,317,055
Accumulated deficit	(691,407)	(71,090)	p	(1,054,452)
		(47,455)	c
		(244,500)	g
Accumulated other comprehensive income	132	—		132
Treasury stock	(71,090)	71,090	p	—

Total Pinnacle stockholders’ equity	361,873	(98,529)		263,344
Non-controlling interest	10,132	—		10,132

Total stockholders’ equity	372,005	(98,529)		273,476

Total liabilities and stockholders’ equity	$4,588,921	$(243,044)		$4,345,877

PNK Entertainment, Inc.

Unaudited Condensed Consolidated Statement of Continuing Operations and Pro Forma Adjustments

For the nine months ended September 30, 2015

(amounts in thousands, except per share data)

	Historical
	Pinnacle Entertainment, Inc.	Pro Forma Adjustments	Notes	Pro Forma
Revenues:
Gaming	$1,547,353	$—		$1,547,353
Food and beverage	95,224	—		95,224
Lodging	39,488	—		39,488
Retail, entertainment and other	51,364	—		51,364

Total revenues	1,733,429	—		1,733,429

Operating expenses
Gaming	823,603	—		823,603
Food and beverage	88,836	—		88,836
Lodging	19,408	—		19,408
Retail, entertainment and other	22,034	—		22,034
General and administrative	318,790	(83)	a	318,707
Depreciation and amortization	187,290	—		187,290
Pre-opening, development and other costs	11,712	(10,070)	b	1,642
Write-downs, reserves, and recoveries, net	6,555	—		6,555

Total operating expenses	1,478,228	(10,153)		1,468,075

Operating income	255,201	10,153		265,354
Interest expense, net	(186,105)	186,105	c	(285,937)
		(38,274)	d
		(247,663)	e
Loss from equity method investment	(83)	—		(83)

Income (loss) from continuing operations before income taxes	69,013	(89,679)		(20,666)
Income tax (expense) benefit	(12,673)	3,600	f	(9,073)

Income (loss) from continuing operations	56,340	(86,079)		(29,739)
Net loss attributable to non-controlling interest	(1,271)	—		(1,271)

Income (loss) from continuing operations attributable to Pinnacle Entertainment Inc./PNK Entertainment Inc.	$57,611	$(86,079)		$(28,468)

Net income (loss) from continuing operations per common share:
Basic	$0.94	n/a		$(0.47)
Diluted	$0.91	n/a		$(0.47)
Weighted average shares:
Basic	60,936	—		60,936
Diluted	63,191	—		60,936

PNK Entertainment, Inc.

Unaudited Condensed Consolidated Statement of Continuing Operations and Pro Forma Adjustments

For the year ended December 31, 2014

(amounts in thousands, except per share data)

	Historical
	Pinnacle Entertainment, Inc.	Pro Forma Adjustments	Notes	Pro Forma
Revenues:
Gaming	$1,974,410	$—		$1,974,410
Food and beverage	118,397	—		118,397
Lodging	50,553	—		50,553
Retail, entertainment and other	67,183	—		67,183

Total revenues	2,210,543	—		2,210,543

Operating expenses
Gaming	1,056,878	—		1,056,878
Food and beverage	110,349	—		110,349
Lodging	24,002	—		24,002
Retail, entertainment and other	27,031	—		27,031
General and administrative	421,399	(111)	a	421,288
Depreciation and amortization	241,062	—		241,062
Pre-opening, development and other costs	12,962	(1,732)	b	11,230
Write-downs, reserves, and recoveries, net	6,387	—		6,387

Total operating expenses	1,900,070	(1,843)		1,898,227

Operating income	310,473	1,843		312,316
Interest expense, net	(252,647)	252,647	c	(381,249)
		(51,033)	d
		(330,216)	e
Loss on early extinguishment of debt	(8,234)	8,234	f	—
Loss from equity method investment	(165)	—		(165)

Income (loss) from continuing operations before income taxes	49,427	(118,525)		(69,098)
Income tax (expense) benefit	(11,096)	3,397	g	(7,699)

Income (loss) from continuing operations	38,331	(115,128)		(76,797)
Net loss attributable to non-controlling interest	(63)	—		(63)

Income (loss) from continuing operations attributable to Pinnacle Entertainment Inc./PNK Entertainment Inc.	$38,394	$(115,128)		$(76,734)

Net income (loss) from continuing operations per common share:
Basic	$0.64	n/a		$(1.29)
Diluted	$0.62	n/a		$(1.29)
Weighted average shares:
Basic	59,666	—		59,666
Diluted	61,606	—		59,666

PNK Entertainment, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the legal separation of Pinnacle’s real estate assets (except the Belterra Park property and excess land at certain locations) from its operating assets and liabilities into OpCo, pursuant to the Merger Agreement in which PropCo will merge with and into a wholly owned subsidiary of GLPI following the separation of OpCo, with OpCo operating the gaming facilities acquired by GLPI under the Master Lease (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of continuing operations, expected to have a continuing impact on results. The pro forma adjustments are based on the determination that the separation of OpCo should be evaluated for accounting purposes as the reverse of its legal form under the requirements of Accounting Standards Codification (“ASC”) Subtopic 505-60, Spinoff and Reverse Spinoffs, resulting in OpCo being considered the accounting spinnor and PropCo the accounting spinnee, following which PropCo will be acquired by GLPI. The OpCo leaseback of the gaming facilities under the terms of the Master Lease will not qualify for sale-leaseback accounting and therefore the Master Lease will be accounted for as a financing obligation and the gaming facilities will remain on OpCo’s Consolidated Financial Statements. The pro forma adjustments giving effect to the Master Lease and Merger Agreement are based on book values and estimates of fair value. All pro forma adjustments have been prepared to illustrate the estimated effect of the transactions contemplated by the Merger Agreement.

This information should be read in conjunction with Pinnacle’s historical financial statements and accompanying notes in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, as filed with the SEC on November 9, 2015, and its Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on March 2, 2015. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial information.

Note 2.  Description of Transactions

On July 20, 2015, Pinnacle entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Pinnacle will separate its real estate assets (except the Belterra Park property and excess land at certain locations which, as a result of negotiations with GLPI, shall be transferred to OpCo) from its operating assets into OpCo and it will distribute to its stockholders, on a pro rata basis, all of the issued and outstanding shares of common stock of OpCo (such distribution referred to as the “Spin-Off”). As a result, Pinnacle stockholders will receive one share of OpCo common stock for each share of Pinnacle common stock that they own. PropCo will then merge with and into Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI (“Merger Sub”), with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI.

At the effective time of the merger, each share of common stock, par value $0.10 per share, of Pinnacle (the “Pinnacle Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Pinnacle Common Stock (i) owned or held in treasury by Pinnacle or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be canceled and converted automatically into the right to receive 0.85 shares of common stock, par value $0.01 per share, of GLPI.

After the closing of the merger, OpCo will own and operate Pinnacle’s fifteen facilities, of which fourteen properties will be subject to the Master Lease, and OpCo will own Belterra Park and certain excess land not acquired by GLPI. OpCo will operate the gaming facilities acquired by GLPI under a triple-net 10-year master lease agreement that will have five subsequent, five-year extension periods at OpCo’s option. OpCo will pay an initial annual aggregate rent payment of $377 million to GLPI. The consummation of the merger is subject to customary conditions, including without limitation, receipt of regulatory approvals and the approval by stockholders of GLPI and Pinnacle.

In connection with the transactions contemplated by the Merger Agreement, including the Spin-Off, to provide us with the debt financing required to consummate the proposed transactions, Pinnacle has entered into two commitment letters, the Bridge Commitment Letter and a Takeout Commitment Letter, which are described below, and will utilize the funding from either the Bridge Commitment Letter or the Takeout Commitment Letter (but not both).

Pursuant to the Bridge Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $1.1 billion in financing, comprised of a $900 million senior secured 364-day term loan bridge facility and a $200 million senior secured 364-day revolving credit facility (together, the “Bridge Facilities”).

Pursuant to the Takeout Commitment Letter, Pinnacle received commitments for an aggregate principal amount of $585 million in financing, comprised of a (i) $185 million senior secured term loan A facility (the “Term Loan A Facility”) and (ii) $400 million senior secured revolving credit facility (together, the “Committed Takeout Facilities”). The lenders under the Takeout Commitment Letter have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility (the “Term Loan B Facility”), which may, at OpCo’s election, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the transactions (together with the Committed Takeout Facilities, the “Takeout Facilities”), as further described in the Takeout Commitment Letter.

As noted in the Takeout Commitment Letter, it is anticipated that OpCo will also issue senior unsecured notes (the “Senior Notes”) in an aggregate principal amount of $300 million to provide a portion of the debt financing required by Pinnacle to consummate the transactions. The principal amount of the Senior Notes may, at OpCo’s election, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Takeout Commitment Letter. Both the issuance of the Senior Notes and the receipt by the Takeout Commitment Parties of commitments from lenders for the Term Loan B Facility, in each case, on or prior to the closing date of the merger, are conditions to the availability of the Takeout Facilities.

The Senior Notes are only contemplated in connection with the Takeout Commitment Letter. Depending on market conditions at the time of closing of the transaction with GLPI, PropCo intends to use the financing under the Takeout Commitment Letter to consummate the proposed transactions with GLPI.

Note 3.  Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2015

The unaudited pro forma condensed consolidated balance sheet presented above reflects the following specific adjustments:

(a)	Represents the gross cash proceeds received utilizing the debt financing pursuant to the Takeout Commitment Letter along with the issuance of Senior Notes, which is OpCo’s intention, and the associated current and long-term debt balances. The OpCo debt structure includes the following:

(dollars in thousands)	Estimated Proceeds

Revolving Credit Facility (total borrowing capacity of $400,000)	$188,858
Term Loan A Facility	185,000
Term Loan B Facility	350,000
Senior Notes	300,000

Total	$1,023,858

To the extent that OpCo utilizes the debt financing pursuant to the Bridge Commitment Letter, instead of the Takeout Facilities and Senior Notes, the entire debt balance would be classified as current since the Bridge Facilities mature in 364 days from funding.
(b)	Represents the debt issuance costs and original issuance discount on the Revolving Credit Facility, Term Loans, and the Senior Notes.

(c)	Represents the cash outflow for the payment of estimated transaction expenses required to close the transaction including commitment fees under the Bridge Commitment Letter, net of reimbursements.
(d)	Represents the cash outflow for the OpCo cash contribution to pay off a portion of Pinnacle’s existing indebtedness and accrued interest assumed by Merger Sub pursuant to the Merger Agreement.
(e)	Represents the removal of certain insurance policies that will be acquired by Merger Sub.
(f)	Represents the adjustments to deferred tax assets and deferred tax liabilities as a result of the transaction. The adjustments assume that OpCo will recognize a valuation allowance that offsets deferred tax assets for all jurisdictions except for certain states that are more likely than not to be realized.
(g)	Represents OpCo’s best estimate of the non-cash impairment of other intangible assets (consisting of trade names and gaming licenses) based on OpCo’s preliminary valuation testing. Indefinite-lived intangibles are tested for impairment annually, or more frequently if indicators of impairment exist. OpCo indefinite-lived intangible assets were tested for impairment as the transaction with GLPI is a significant OpCo (the accounting spinnor) financial restructuring event that increases OpCo’s cash flow obligations in connection with the Master Lease, which OpCo concluded represents an indicator that impairment may exist. The fair value of the gaming licenses and trade names were determined using a discounted cash flow valuation approach.

Goodwill is also tested for impairment annually, or more frequently if indicators of impairment exist. Under the same basis for performing impairment testing of indefinite-lived intangible assets, OpCo performed a preliminary Step 1 goodwill impairment test under ASC 350 for all OpCo reporting units with goodwill balances. The Step 1 goodwill fair value was determined using a weighted combination of a discounted cash flow approach and a market approach. One OpCo reporting unit failed Step 1 of the goodwill impairment test. As of September 30, 2015, the carrying amount of goodwill at this reporting unit was $46.5 million. OpCo has not yet completed Step 2 of the goodwill impairment test for this reporting unit and accordingly, OpCo has been unable to reasonably estimate a goodwill impairment charge, if any, that would be reflected in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2015. OpCo’s impairment tests will be finalized in connection with the completion of the transaction, which may result in an impairment of goodwill and revisions to OpCo’s preliminary estimate of impairment of other intangible assets.

The impairment testing of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results of each OpCo reporting unit. In addition, other assumptions, such as OpCo’s cost of capital, tax rates, capital expenditures, depreciation, working capital, and risk premiums were utilized in OpCo’s estimates of fair value. Changes in estimates or the application of alternative assumptions may produce significantly different results.

(h)	Represents the removal of unamortized debt issuance costs associated with the historical debt assumed by Merger Sub.
(i)	Represents the removal of accrued interest associated with the historical debt assumed by Merger Sub.
(j)	Represents the removal of current and long-term portions of the principal debt outstanding and concurrently refinanced assumed by Merger Sub. OpCo will pay to PropCo a cash payment equal to the amount of existing Pinnacle debt at the time of the distribution, less $2.7 billion of debt assumed by Merger Sub, subject to certain adjustments, as referred to in adjustment d.
(k)	Represents the current and long-term portions of the financing obligation associated with the Triple Net Master Lease Agreement with GLPI. The financing obligation has been calculated as the present value of future minimum lease payments over the 35-year lease term discounted using an incremental borrowing rate of 12%. OpCo’s determination of the incremental borrowing rate was based on an estimated rate the Company would incur on debt obtained over a similar term for the specific purpose of acquiring the leased assets. In developing this rate, OpCo looked at Pinnacle’s current borrowing rates and observable market yield curve data for comparably rated borrowings in an effort to account for the duration of the 35-year lease term. OpCo utilized current observable market data for 7 to 8 year rates and adjusted estimated risk premium to account for the duration of the lease.

(l)	Represents the removal of unamortized original issuance premium, net of discounts associated with the outstanding debt assumed by Merger Sub.
(m)	Represents the removal of historical Pinnacle common stock.
(n)	Represents the addition of newly-issued OpCo common stock.
(o)	This adjustment to additional paid-in capital is the result of the following other adjustments:

Cash outflow for OpCo cash contribution (see Note (d))	$(961,103)
Removal of current and long-term portions of prepaid insurance policies (see Note (e))	(426)
Reflects adjustments to deferred tax assets and deferred tax liabilities (see Note (f))	226,128
Removal of historical unamortized debt issuance costs (see Note (h))	(37,068)
Removal of accrued interest (see Note (i))	69,855
Removal of current and long-term portions of historical debt at principal amount (see Note (j))	3,641,202
Recognition of current and long-term portions of financing obligation (see Note (k))	(2,780,892)
Removal of historical unamortized original issuance premium, net of discounts (see Note (l))	35,730
Removal of historical Pinnacle common stock (see Note (m))	6,724
Addition of newly-issued OpCo common stock (see Note (n))	(609)

Total additional paid-in capital	$199,541

(p)	Represents the removal of the historical treasury stock of Pinnacle, which will be canceled as part of this transaction.

Note 4.  Notes to Unaudited Pro Forma Condensed Consolidated Statement of Continuing Operations for the nine months ended September 30, 2015

The unaudited pro forma condensed consolidated statement of continuing operations presented above reflects the following specific adjustments:

(a)	Represents the removal of amortization on insurance policies, which are assumed by Merger Sub.
(b)	Represents the removal of restructuring costs that were incurred during the nine months ended September 30, 2015 to complete the Spin-off and the Merger.
(c)	Represents the removal of interest expense associated with the historical debt to be refinanced.
(d)	Represents the interest expense associated with the debt expected to be incurred under the proposed OpCo debt structure, including the amortization of debt issuance costs and original issuance discount. The pro forma interest expense arising from these debt instruments has been computed using assumed rates, which on a weighted-average principal outstanding basis is 4.68%. Additionally, it is assumed that the Revolving Credit Facility carries a 0.50% fee for unused borrowing capacity, less outstanding letters of credit. Each 1/8th% change in the assumed rates on these debt instruments would result in a total change in consolidated interest expense of $0.7 million for the nine months ended September 30, 2015. To the extent that OpCo utilizes the debt financing pursuant to the Bridge Commitment Letter, instead of the Takeout Facilities and any Senior Notes, interest expense would decrease by approximately $9.8 million; however, depending on the amount of time that the Bridge Facilities are outstanding, OpCo would incur duration fees that escalate every 90 days through maturity, which would total approximately $24.8 million if the Bridge Facilities were outstanding for 270 days or more. Further, OpCo would incur additional fees to refinance the Bridge Facilities with a permanent capital structure, which are similar in amount to what OpCo would expect to incur under its current plan to utilize the Takeout Facilities.
(e)	Represents the interest expense associated with the financing obligation related to the leased real estate assets. Interest expense has been determined by utilizing an incremental borrowing rate of 12%.

(f)	Represents the income tax expense effect of the transaction assuming the Master Lease is treated as an operating lease for tax purposes with OpCo being subject to a full valuation allowance.

Note 5.  Notes to Unaudited Pro Forma Condensed Consolidated Statement of Continuing Operations for the year ended December 31, 2014

The unaudited pro forma condensed consolidated statement of continuing operations presented above reflects the following specific adjustments:

(a)	Represents the removal of amortization on insurance policies, which are assumed by Merger Sub.
(b)	Represents the removal of restructuring costs that were incurred during 2014 to complete the Spin-off and the Merger.
(c)	Represents the removal of interest expense associated with the historical debt to be refinanced.
(d)	Represents the interest expense associated with the debt expected to be incurred under the proposed OpCo debt structure, including the amortization of debt issuance costs and original issuance discount. The pro forma interest expense arising from these debt instruments has been computed using assumed rates, which on a weighted-average principal outstanding basis is 4.68%. Additionally, the Revolving Credit Facility carries a 0.50% fee for unused borrowing capacity, less outstanding letters of credit. Each 1/8th% change in the assumed rates on these debt instruments would result in a total change in consolidated interest expense of $1.0 million for the year ended December 31, 2014. To the extent that OpCo utilizes the debt financing pursuant to the Bridge Commitment Letter, instead of the Takeout Facilities and any Senior Notes, interest expense would decrease by approximately $11.4 million; however, depending on the amount of time that the Bridge Facilities are outstanding, OpCo would incur duration fees that escalate every 90 days through maturity, which would total approximately $24.8 million if the Bridge Facilities were outstanding for 270 days or more. Further, OpCo would incur additional fees to refinance the Bridge Facilities with a permanent capital structure, which are similar in amount to what OpCo would expect to incur under its current plan to utilize the Takeout Facilities.
(e)	Represents the interest expense associated with the financing obligation related to the leased real estate assets. Interest expense has been determined by utilizing an incremental borrowing rate of 12%.
(f)	Represents the removal of the loss on early extinguishment of historical Pinnacle debt not associated with the proposed OpCo debt.
(g)	Represents the income tax expense effect of the transaction assuming the Master Lease is treated as an operating lease for tax purposes with OpCo being subject to a full valuation allowance.

DESCRIPTION OF GLPI CAPITAL STOCK

The following description of the material terms of GLPI’s capital stock is a summary only. Following completion of the transactions, the rights of the holders of GLPI common stock will be governed by the PBCL, the amended and restated articles of incorporation of GLPI (referred to in this joint proxy statement/prospectus as the “GLPI articles”) and the amended and restated bylaws of GLPI (referred to in this joint proxy statement/prospectus as the “GLPI bylaws”). Copies of the GLPI articles and the GLPI bylaws have been filed as Exhibits to GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Amendment No. 1 thereto on Form 10-K/A, and are incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.” The following description is qualified by reference to the relevant provisions of the GLPI articles and the GLPI bylaws, and GLPI and Pinnacle urge you to read the GLPI articles and the GLPI bylaws carefully and in their entirety.

General

Under the GLPI articles, GLPI is authorized to issue 500,000,000 shares of common stock, par value $0.01, and 50,000,000 shares of preferred stock, par value $0.01. As of February 8, 2016, there were 117,265,314 shares of GLPI common stock (including restricted shares entitled to vote) and no shares of GLPI preferred stock issued and outstanding. In this joint proxy statement/prospectus, GLPI common stock and GLPI preferred stock are collectively referred to as “GLPI stock.”

GLPI Stock

Voting Rights

Each holder of GLPI common stock has one vote per share of GLPI common stock held of record on the applicable record date on all matters voted upon by the stockholders of GLPI, including the election of directors. See “Comparison of Rights of Common Shareholders of GLPI and Common Stockholders of Pinnacle.”

Restrictions on Ownership and Transfer

In order for GLPI to qualify to be taxed as a REIT under the Code, shares of GLPI stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of GLPI stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify to be taxed as a REIT, GLPI must satisfy other requirements as well.

The GLPI articles contain restrictions on the ownership and transfer of its stock that are intended to assist GLPI in complying with REIT requirements. The GLPI articles provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 7% of the outstanding shares of GLPI common stock (the “common stock ownership limit”) or more than 7% in value or in number, whichever is more restrictive, of the outstanding shares of all classes or series of GLPI stock (the “aggregate stock ownership limit”). The common stock ownership limit and the aggregate stock ownership limit are collectively referred to in this joint proxy statement/prospectus as the “ownership limits.” The person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of GLPI stock as described below, would beneficially own or constructively own shares of GLPI stock in violation of such limits or restrictions or, if appropriate in the context, a person or entity that would have been the record owner of such shares of GLPI stock is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 7% of the outstanding shares of GLPI common stock or less than 7% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of GLPI stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of GLPI stock) could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of GLPI stock in excess of the ownership limits. In addition, a person that did not acquire more than 7% of GLPI’s outstanding stock may become subject to these restrictions if repurchases by GLPI cause such person’s holdings to exceed 7% of GLPI’s outstanding stock.

Under the GLPI articles, the GLPI board of directors may exempt, prospectively or retroactively, a particular shareholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if:

•	no individual’s beneficial or constructive ownership of GLPI stock will result in GLPI being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

•	such shareholder does not and represents that it will not own, actually or constructively, an interest in a tenant of GLPI (or a tenant of any entity owned or controlled by GLPI) that would cause GLPI to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or GLPI’s board of directors determines that revenue derived from such tenant will not affect GLPI’s ability to qualify to be taxed as a REIT).

As a condition of granting the waiver or establishing the excepted holder limit, the GLPI board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and in substance satisfactory to the GLPI board of directors (in its sole discretion) in order to determine or ensure GLPI’s status as a REIT and such representations and undertakings from the person requesting the exception as the GLPI board of directors may require (in its sole discretion) to make the determinations above. The GLPI board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit.

The GLPI board of directors may, from time to time, increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of GLPI’s outstanding stock. A reduced ownership limit will not apply to any person or entity whose percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of GLPI common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

The GLPI articles further prohibit:

•	any person from beneficially or constructively owning shares of GLPI stock that would result in GLPI being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause GLPI to fail to qualify to be taxed as a REIT;

•	any person from transferring shares of GLPI stock if the transfer would result in shares of GLPI stock being beneficially owned by fewer than 100 persons (determined with reference to the rules of attribution under Section 544 of the Code); and

•	any person from constructively owning shares of GLPI stock to the extent that such constructive ownership would cause any of GLPI’s income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the code to fail to qualify as such.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of GLPI stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of GLPI stock described above, or who would have owned shares of GLPI stock transferred to the charitable trust described below, must immediately give notice to GLPI of such event or, in the case of an attempted or proposed transaction, give GLPI at least 15 days’ prior written notice and provide GLPI with such other information as it may request in order to determine the effect of such transfer on its status as a REIT. The foregoing restrictions on ownership and transfer of GLPI stock will not apply if the GLPI board of directors determines that it is no longer in GLPI’s best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of GLPI stock described above is no longer required in order for GLPI to qualify to be taxed as a REIT.

If any transfer of shares of GLPI stock or any other event would result in any person violating the ownership limits or any other restriction on ownership and transfer of GLPI shares described above then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the benefit of one or more charitable organizations selected by GLPI, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above would not be effective, for any reason, to prevent violation of the applicable ownership limits or any other restriction on ownership and transfer of GLPI shares described above, then the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of GLPI stock held in the trust will continue to be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of GLPI stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of GLPI stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before GLPI’s discovery that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Pennsylvania law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before GLPI’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if GLPI has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of GLPI stock transferred to the trustee will be deemed offered for sale to GLPI, or its designee, at a price per share equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust, or (ii) the market price on the date GLPI, or its designee, accepts such offer. GLPI may reduce the amount so payable to the prohibited owner by the amount of any distribution that GLPI made to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and GLPI may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. GLPI will have the right to accept such offer until the trustee has sold the shares of GLPI stock held in the trust as discussed below. Upon a sale to GLPI, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If GLPI does not buy the shares, the trustee must, within 20 days of receiving notice from GLPI of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of GLPI stock. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that GLPI paid to the prohibited owner before GLPI discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if prior to the discovery by GLPI that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner will have no rights in the shares held by the trustee.

In addition, if GLPI’s board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of GLPI stock described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares of GLPI stock in violation of the restrictions on ownership and transfer of GLPI stock described above, GLPI’s board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing GLPI to redeem shares of GLPI stock, refusing to give effect to the transfer of GLPI’s books or instituting proceedings to enjoin the transfer or other event.

Every person or entity who will be a beneficial owner or constructive owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of GLPI stock, within 30 days after the end of each taxable year, must give GLPI written notice stating the shareholder’s name and address, the number of shares of each class and series of GLPI stock that the shareholder beneficially or constructively owns and a description of the manner in which the shares are held. Each such owner must provide to GLPI such additional information as GLPI may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on GLPI’s status as a REIT and to ensure compliance with the applicable ownership limits. In addition, any person or entity that will be a beneficial owner or constructive owner of shares of GLPI stock and any person or entity (including the shareholder of record) who will be holding shares of GLPI stock for a beneficial owner or constructive owner must provide to GLPI such information as GLPI may request in good faith in order to determine GLPI’s status as a REIT and to comply with the requirements of any governmental or taxing authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of GLPI stock will bear a legend referring to the restrictions on ownership and transfer of GLPI stock described above.

The restrictions on ownership and transfer of GLPI stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for GLPI common stock or otherwise be in the best interests of GLPI shareholders.

Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate

All of GLPI’s outstanding capital stock shall be held subject to applicable gaming laws. To assist GLPI in complying with applicable gaming laws, the GLPI articles contain certain provisions with respect to ownership of GLPI stock by unsuitable persons. For a more detailed description of these restrictions in the GLPI articles, see “Comparison of Rights of Common Shareholders of GLPI and Common Stockholders of Pinnacle.”

Dividend Rights

Subject to prior dividend rights of the holders of any preferred shares and transfer restrictions in the GLPI articles, holders of GLPI common stock will be entitled to receive dividends when, and if declared by its board of directors out of funds legally available for that purpose. As a REIT, in no event will GLPI’s annual dividend be less than 90% of its REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

Liquidation and Other Rights

In the event of any liquidation, dissolution or winding up of GLPI, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of GLPI common stock will be entitled to ratable distribution of the remaining assets available for distribution to shareholders. Holders of shares of GLPI common stock generally have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of GLPI’s securities. Subject to the restrictions in the GLPI articles on ownership and transfer of shares of GLPI common stock, holders of shares of GLPI’s common stock will have equal dividend, liquidation and other rights.

Exchange Listing

GLPI common stock is listed on NASDAQ and traded under the symbol “GLPI.”

Transfer Agent and Registrar

The transfer agent and registrar for GLPI common stock is Continental Stock Transfer & Trust.

COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF GLPI AND COMMON STOCKHOLDERS OF PINNACLE

GLPI is incorporated in Pennsylvania and Pinnacle is incorporated in Delaware. Your rights as a Pinnacle stockholder are governed by the DGCL, the Pinnacle restated certificate of incorporation, as amended, and the Pinnacle restated bylaws (the “Pinnacle bylaws”). Upon completion of the merger, as a GLPI shareholder your rights will be governed by the PBCL, the GLPI articles and the GLPI bylaws. The following is a summary of the material differences between the rights of holders of GLPI common stock or preferred stock and the rights of holders of Pinnacle common stock or preferred stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the PBCL, the DGCL, the GLPI articles, the Pinnacle restated certificate of incorporation, as amended, the GLPI bylaws and the Pinnacle bylaws. The GLPI articles, the Pinnacle restated certificate of incorporation, as amended, the GLPI bylaws, and the Pinnacle bylaws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Pinnacle	GLPI
AUTHORIZED CAPITAL STOCK

Authorized Shares. Pinnacle is authorized under its restated certificate of incorporation, as amended, to issue 150,000,000 shares of common stock, par value $0.10 per share, and 250,000 shares of preferred stock, par value $1.00 per share.

Preferred Stock. The PNK board of directors has designated 100,000 shares of its authorized preferred stock as Series A Junior Participating Preferred Stock. The PNK board may issue the Series A Junior Participating Preferred Stock. As of February 8, 2016, no shares of its preferred stock were issued or outstanding. In addition, Pinnacle’s restated certificate of incorporation, as amended, permits the Pinnacle board of directors to, without stockholder approval, to determine or alter, without limitation or restriction, the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and the restrictions and limitations of each series to be determined by it. Any undesignated preferred stock issued by Pinnacle may rank prior to Pinnacle common stock in the event voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation.

Authorized Shares. GLPI is authorized under the GLPI articles to issue 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock. Under the GLPI articles, the GLPI board of directors may, from time to time and without shareholder approval, establish and cause GLPI to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such classes or series.

TRANSFER RESTRICTIONS

Pinnacle’s restated certificate of incorporation, as amended, and the Pinnacle bylaws do not contain any comparable provisions.	In order for GLPI to qualify to be taxed as a REIT under the Code, it must meet certain requirements. The GLPI articles contain restrictions on the ownership and transfer of its stock that assist GLPI in complying with these requirements. For a more

Pinnacle	GLPI
detailed description of the transfer restriction in the GLPI articles, see “Description of GLPI Capital Stock.”

REDEMPTION OF SECURITIES OWNED OR CONTROLLED BY AN UNSUITABLE PERSON

Pinnacle’s restated certificate of incorporation, as amended, requires that if a person owns or controls Pinnacle’s securities or the securities of any of Pinnacle’s affiliates and is determined by a gaming authority to be unsuitable to own or control such securities or unsuitable to be connected with a person engaged in gaming activities in that gaming jurisdiction, or who causes Pinnacle or any of Pinnacle’s affiliates to lose or to be threatened with the loss of, or in the sole discretion of the Pinnacle board of directors, is deemed likely to jeopardize Pinnacle’s right to conduct gaming activities in any of the jurisdictions in which it conducts or intends to conduct gaming activities, Pinnacle may redeem, and Pinnacle may be required by a gaming authority to redeem, such person’s securities to the extent required by the government gaming authority or deemed necessary or advisable by Pinnacle.

If a gaming authority requires Pinnacle, or if the Pinnacle board of directors deems it necessary or advisable, to redeem such securities, Pinnacle will serve notice on the holder who holds securities subject to redemption. Such redemption notice shall set forth the redemption date, the number of shares of securities to be redeemed, the redemption price and the manner of payment therefore, the place where certificates for such shares shall be surrendered for payment, and any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

The redemption price will be equal to that required to be paid by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by the Pinnacle board of directors, which in its discretion may be the original purchase price. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as the Pinnacle board of directors elects. Unless the gaming authority requires otherwise, the redemption price will in no event exceed: (1) the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is

Under the GLPI articles, all outstanding GLPI stock is subject to applicable gaming laws. Any person owning or controlling at least 5% of any outstanding GLPI stock is required to promptly notify GLPI of such person’s identity. If such person is an “unsuitable person” (as defined below) or an affiliate of an unsuitable person, then GLPI can redeem such person’s GLPI stock out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by the GLPI board of directors. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price with respect to any securities to be redeemed will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid (including if the finding of unsuitability is made by the GLPI board of directors alone), the lesser of (i) the market price on the date of the redemption notice, (ii) the market price on the redemption date or (iii) the actual amount paid by the owner thereof, in each case less a discount in a percentage (up to 100%) to be determined by the GLPI board of directors in its sole and absolute discretion. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as determined by GLPI.

The GLPI articles also provide that GLPI stock that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in

Pinnacle	GLPI

delivered to the person who has been determined to be unsuitable, or, (2) if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or (3) if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

Beginning on the date that a gaming authority serves notice of a determination of unsuitability or the loss or threatened loss of a gaming license upon Pinnacle, and until the securities owned or controlled by the unsuitable person are owned or controlled by persons found by such gaming authority to be suitable to own them, it shall be unlawful for the unsuitable person or any affiliate of such person (i) to receive any dividend, payment, distribution or interest with regard to the securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in Pinnacle’s securities entitled to vote, or (iii) to receive any remuneration in any form from Pinnacle or an affiliate for services rendered or otherwise.

From and after the date on which the gaming authority determines that the securities are subject to redemption, such securities will no longer be permitted to receive any dividend, payment, distribution or interest with regard to the securities;,(ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in the securities of the corporation entitled to vote, or (iii) to receive any remuneration in any form from Pinnacle or any of Pinnacle’s affiliates for services rendered or otherwise. Additionally, such securities will no longer deemed to be outstanding and all rights of the person who was determined to be unsuitable, other than the right to receive the redemption price, will cease. Such person must surrender the certificates for any securities to be redeemed in accordance with the requirements of the redemption notice.

All persons owning or controlling securities of Pinnacle and any affiliate must comply with all requirements of the gaming laws in each gaming jurisdiction in which Pinnacle or any affiliate conducts or intends to conduct gaming activities. All securities of Pinnacle must be a percentage (up to 100%) to be determined by the GLPI board of directors in its sole and absolute discretion.

The GLPI articles require any unsuitable person and any affiliate of an unsuitable person to indemnify GLPI and its affiliated companies for any and all costs, including attorneys’ fees, incurred by GLPI and its affiliated companies as a result of the unsuitable person’s ownership or control or failure to promptly divest itself of any securities of GLPI when and in the specific manner required by a gaming authority or the GLPI charter.

The “unsuitable person” means a person who (i) fails or refuses to file an application, or has withdrawn or requested the withdrawal of a pending application, to be found suitable by any gaming authority or for any gaming license; (ii) is denied or disqualified from eligibility for any gaming license by any gaming authority; (iii) is determined by a gaming authority to be unsuitable or disqualified to own or control any GLPI stock; (iv) is determined by a gaming authority to be unsuitable to be affiliated, associated or involved with a person engaged in gaming activities, (v) causes any gaming license of GLPI or its affiliate to be lost, rejected, rescinded, suspended, revoked or not renewed by any gaming authority, or causes GLPI or its affiliate to be threatened by any gaming authority with the loss, rejection, rescission, suspension, revocation or nonrenewal of any gaming license (in each of (ii) through (v), regardless of whether such denial, disqualification or determination by a gaming authority is final and/or nonappealable), or (vi) is deemed likely, in the sole and absolute discretion of the GLPI board of directors, to (A) preclude or materially delay, impede, impair, threaten or jeopardize any gaming license held by GLPI or its affiliates or GLPI’s or any of its affiliates’ application for, right to the use of, entitlement to, or ability to obtain or retain, any gaming license, (B) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or nonrenewal of any material contract to which GLPI or its affiliates is a party, or (C) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any gaming license of the GLPI or its affiliate.

Pinnacle	GLPI

held subject to the requirements of such gaming laws, including any requirement that (i) the holder file applications for gaming licenses with, or provide information to, applicable gaming authorities, or (ii) that any transfer of such securities may be subject to prior approval by gaming authorities, and any transfer of Pinnacle’s securities in violation of any such approval requirement are not permitted and the purported transfer is null and void.

Pinnacle may not issue or transfer any securities or any interest, claim or charge thereon or thereto except in accordance with applicable gaming laws. The issuance or transfer of any securities in violation of gaming laws are ineffective until Pinnacle ceases to be subject to the jurisdiction of the applicable gaming authorities, or the applicable gaming authorities, by affirmative action, validates the issuance or transfer or waive any defect in the issuance or transfer.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

The DGCL generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, Pinnacle’s restated certificate of incorporation, as amended, does not require a greater vote.	Under Section 321(b) of the PBCL, a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Under Section 321(d) of the PBCL, no shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%-owned subsidiary into the parent.

AMENDMENT TO THE CERTIFICATE/ARTICLES OF INCORPORATION

Under the DGCL, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. Pinnacle’s restated certificate of incorporation, as amended, does not contain any provisions altering the standards for amendment.

Under the PBCL, an amendment to the articles of incorporation can be proposed by adoption of a resolution by the GLPI board. An amendment must be submitted to a vote and approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval and for those matters specified to require a higher vote under the GLPI articles.

Under the GLPI articles, however, an amendment, alteration or repeal of any provision concerning the

Pinnacle	GLPI
classification of the GLPI board of directors (see below) or the indemnification or limitation of liability of GLPI directors and officers (see below) requires the affirmative vote of at least 75% of all outstanding GLPI stock entitled to vote generally in the election of directors, voting together as a single class.

AMENDMENT TO THE BYLAWS

Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors. Pinnacle’s restated certificate of incorporation, as amended, confers the power to make, alter or repeal the Pinnacle bylaws upon the Pinnacle board of directors. The Pinnacle bylaws also provide that the bylaws may be altered, amended or repealed or new bylaws may be adopted by a majority vote of the issued and outstanding shares of Pinnacle stock entitled to vote thereon.

The GLPI bylaws may be amended or repealed, or new bylaws may be adopted by:

•    the affirmative vote of 75% of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon;

•    the affirmative vote of a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon if the bylaw amendment, repeal or adoption has been proposed by a majority of the directors; or

•    the GLPI board of directors.

However, the GLPI board of directors may not adopt or change a bylaw on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

APPRAISAL/DISSENTERS’ RIGHTS

Under the DGCL, a stockholder of a Delaware corporation such as Pinnacle who has not voted in favor of, nor consented in writing to, a merger or consolidation in which the corporation is participating generally has the right to an appraisal of the fair value of the stockholder’s shares of stock, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction,

Under the PBCL, shareholders of a public corporation have a right to dissent from a proposed transaction and to obtain payment of the fair value of their shares in a merger, consolidation, division, interest exchange, or conversion and in certain other plans or amendments to the articles of incorporation in which disparate treatment is given to the holders of shares of the same class or series. However, these dissenters’ rights are not available for any class or series of stock that is either (i) listed on a national securities exchange or (ii) held beneficially or of record by more than 2,000 persons, unless: (1) the shares are shares of any preferred or special class or series, unless the articles of incorporation or the terms of the transaction entitle all holders of the shares of the class or series to vote thereon and require for the effectuation of the transaction the

Pinnacle	GLPI

or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, which shares or depository receipts are listed on a national securities exchange or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

Under the DGCL, appraisal rights are not available in the merger for Pinnacle stockholders because Pinnacle stockholders will be receiving shares of GLPI in the merger.

affirmative vote of a majority of the votes cast by all shareholders of the class or series; or (2) the transaction provides for disparate treatment for shares of the same class or series, and the shares are a group of a class or series which are to receive the same special treatment in the transaction, and the group is not entitled to a vote as a special class for such transaction.

Under Sections 317 and 1517(c) of the PBCL, the bylaws or a resolution of the board of directors may direct that all or part of the shareholders shall have appraisal rights in connection with any corporation action or transaction that would not otherwise entitle such shareholders to appraisal rights. The GLPI bylaws do not provide for any additional appraisal rights and the GLPI has not adopted any resolution providing for additional appraisal rights.

SPECIAL MEETINGS OF SHAREHOLDERS

Under the DGCL, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws. The Pinnacle bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, the Board of Directors or by the Secretary following receipt of written requests to call a special meeting of stockholders by holders of a majority of the voting power of all of the then outstanding shares of capital stock of Pinnacle. Such request must, among other things, state the purpose or purposes of the proposed meeting and be submitted by a stockholder of record after requesting that the Pinnacle board of directors fix a record date.

Under the Section 2521 of the PBCL, shareholders can call special meetings if a registered corporation has adopted, after July 1, 2015, a provision permitting 25% or more of the outstanding shares entitled to vote at a special meeting to call a special meeting. The GLPI articles do not contain a provision permitting shareholders to call a special meeting.

Under the GLPI bylaws, only the chairman of the board of directors or a majority of the directors then in office may call special shareholder meetings.

SHAREHOLDER ACTION BY WRITTEN CONSENT

Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise. Pinnacle’s restated certificate of incorporation, as amended, does not contain any provisions prohibiting Pinnacle stockholders from acting by written consent. Pinnacle’s bylaws state that the Pinnacle stockholders may act by a written consent signed by the holders of	Section 1766 of the PBCL provides that, unless otherwise restricted by a corporation’s bylaws, any action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting by unanimous written consent of the shareholders. The GLPI bylaws do not contain any provisions altering action by written consent.

Pinnacle	GLPI
outstanding Pinnacle stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The written consent must be delivered to Pinnacle’s registered office in Delaware, its principal place of business, or an officer or agent of Pinnacle having custody of the book in which proceedings of meetings of stockholders are recorded and is subject to certain additional procedural requirements.

SHAREHOLDER PROPOSALS AND NOMINATIONS

The Pinnacle restated bylaws generally permit a proposal be brought before an annual meeting or special meeting or to properly nominate a director, if a stockholder who was a stockholder of record at the time of giving of the notice required by the bylaws, who is entitled to vote at the meeting and who has given to Pinnacle’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting.

Annual Meeting

To be timely delivered for an annual meeting, a stockholder’s notice must be delivered to Pinnacle’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, or if no annual meeting was held in the prior year, notice by the stockholder to be timely must be so delivered or received no later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

To be in proper form, the notice must set forth: (i) if such notice pertains to the nomination of directors, as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to the Exchange Act, such person’s written consent to serve as a director if elected, and a statement whether such person, if elected, intends to tender, promptly following such

The GLPI bylaws contain advance notice procedures with respect to shareholder proposals and recommendations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Shareholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in the GLPI bylaws. To be timely, the notice must be received at GLPI’s principal executive office not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. In order to be eligible to present a shareholder proposal or recommend a candidate for nomination for election as a director at a shareholders meeting, a shareholder must have owned beneficially at least 1% of the outstanding GLPI common stock for a continuous period of not less than 12 months. In addition, shareholders will not be permitted to nominate directly candidates for election to the board of directors, but will instead be permitted to recommend potential nominees to the compensation and governance committee.

Pinnacle	GLPI

person’s election or reelection, an irrevocable resignation effective upon such person’s failure to receive the required vote for reelection at the next meeting at which such person would face reelection and the acceptance by the board of such resignation; (ii) as to any business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iii) for the stockholder of record and the beneficial owner of such shares, (A) the name and address of each such party; (B) certain information regarding the material interests of such parties with respect to Pinnacle, including any arrangements regarding the right to vote any securities of Pinnacle (C) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; (D) a description of all arrangements or understandings between each such party and any other person or persons (including their names) regarding the nomination or business proposal and (E) a statement whether or not each such party will deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of Pinnacle required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of Pinnacle reasonably believed by the stockholder of record or beneficial holder, as the case may be, to be sufficient to elect the nominee or nominees proposed to be nominated by the stockholder of record.

The Pinnacle bylaws provide that this is the exclusive means for a stockholder to make nominations or propose business (other than business included in Pinnacle’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934) at an annual meeting of stockholders.

Special Meeting

To be timely delivered for a special meeting, nominations by stockholders of persons for election to the board must be received by the secretary at the

Pinnacle	GLPI

principal executive offices of Pinnacle not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the board to be elected at such meeting. In addition, to be properly brought before a special meeting of stockholders, the stockholder of record and the beneficial owner, if any, on whose behalf any such nomination is made, must provide (A) the name and address of each such party; (B) certain information regarding the material interests of such parties with respect to Pinnacle, including any arrangements regarding the right to vote any securities of Pinnacle (C) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; (D) a description of all arrangements or understandings between each such party and any other person or persons (including their names) regarding the nomination or business proposal and (E) a statement whether or not each such party will deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of Pinnacle required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of Pinnacle reasonably believed by the stockholder of record or beneficial holder, as the case may be, to be sufficient to elect the nominee or nominees proposed to be nominated by the stockholder of record.

For a business proposal to be presented for stockholder action at a special meeting, the requested proposal must contain (a) the signature of the stockholder of record signing such request and the date such request was signed, (b) a brief description of the business desired to be brought before the special meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder of record and the beneficial owner, if any, on whose behalf the request is made; (c) the information required above for a nomination by a stockholder at a special meeting (other than clause (E)) and (d) a representation that the stockholder signing the request will be a record holder on the date of the special meeting and a representation whether or not any such party or any group of which

Pinnacle	GLPI
such party is or will be a member will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of Pinnacle required under applicable law to carry the proposal.

BOARD OF DIRECTORS Number of Directors

Under the DGCL, the board of directors of a corporation must consist of one or more members, each of whom must be a natural person. Pinnacle’s bylaws provide that the number of directors may be fixed from time to time exclusively by resolution of the board of directors. Presently, the number of directors is fixed at seven.	The GLPI board of directors has five directors. The GLPI bylaws provide that, subject to provisions in the GLPI articles with respect to the rights of any holders of any series of stock having preference over holders of GLPI common stock as to dividends or upon liquidation to elect directors under specified circumstances, the number of directors is fixed only by resolution of the board of directors.

Classified Board

The DGCL permits classified boards but Pinnacle has not adopted one.	The GLPI articles divide the GLPI board of directors into three classes as nearly equal in number as possible. Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Removal

The DGCL provides that, in the absence of cumulative voting or a classified board, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors. Pinnacle’s certificate of incorporation does not provide for a classified board or cumulative voting.

Under the GLPI bylaws, a director may be removed only for cause by the affirmative vote of:

•    a majority of the entire GLPI board of directors (not including the director whose removal is being considered); or

•    the affirmative vote of 75% of the shares entitled to vote.

In addition, under Section 1726(c) of the PBCL, a court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. Section 1726(a)(4) of the PBCL also provides that the board of directors of may be removed at any time with or without cause by the unanimous vote or written consents of shareholders entitle to vote thereon.

Pinnacle	GLPI
Vacancies

The Pinnacle bylaws provide that any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, and will hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified.	Vacancies in the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. Any directors elected in these circumstances will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s success is duly elected and qualified.

Special Meetings of the Board

Under the Pinnacle bylaws, special meetings of the Board may be called by the Chairman of the Board, Vice Chairman of the Board, by the Chief Executive Officer or by the President or by a majority of directors then in office.	Special meetings of the board of directors may be called by the Chairman of the Board or by a majority of the directors then in office.

Directors Liability and Indemnification

The DGCL provides that a corporation may indemnify a director or officer against expenses actually and reasonably incurred by him in association with any action, suit or proceeding in which he is involved by reason of his service to the corporation, if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, the director or officer had no reason to believe that the act was unlawful.

Pinnacle’s restated certificate of incorporation, as amended, provides that Pinnacle must indemnify each officer or director who was or is made a party or is threatened to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or an officer of Pinnacle, whether the basis of such proceeding is an alleged action in an official capacity or in any other capacity, to the fullest extent permitted by the DGCL.

Moreover, the Pinnacle bylaws provide that Pinnacle must indemnify and advance expenses to its elected officers and directors to the fullest extent permitted by the DGCL. Pinnacle may also indemnify any person who is or was an employee or agent of Pinnacle and may also advance expenses incurred by any such person consistent with the advancement provisions for indemnified Pinnacle directors and officers.

The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.

Pinnacle	GLPI

To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action, or corporate action, he must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted against him, and incurred in his capacity as a director or officer or arising out of his position, whether or not the corporation would have the power to indemnify him against such liability under Pennsylvania law.

The GLPI articles and bylaws provide that a director shall to the maximum extent permitted by Pennsylvania law, have no personal liability or monetary damages for any action taken, or any failure to take any action as a director. The GLPI articles and bylaws also provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. The GLPI articles and bylaws also permit the advancement of expenses.

RIGHTS PLAN

The DGCL does not include a statutory provision expressly validating shareholder rights plans; however, such plans have generally been upheld by decision of courts applying Delaware law.

On November 6, 2014, the Pinnacle board of directors declared a dividend of one one-thousandth preferred share purchase right, or right, to each outstanding share of its common stock, pursuant to the Rights Agreement (as amended and restated on March 13, 2015). Initially, the rights will attach to all certificates representing Pinnacle common stock then outstanding and no separate rights certificates will be distributed. The rights will separate from Pinnacle’s common stock and a distribution date for the rights will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (as defined in the Rights Agreement) and (ii) ten business days (or such later date as may be determined

While the PBCL authorizes a corporation to adopt a shareholder rights plan, GLPI does not have a shareholder rights plan currently in effect.

Pinnacle	GLPI

by action of the Pinnacle board of directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The dividend was distributed on November 17, 2014 to stockholders of record on that date. Each right entitles the registered holder to purchase from Pinnacle one one-thousandth of a share of Pinnacle’s Series A Junior Participating Preferred Stock, par value $1.00 per share, at a price of $104 per one one-thousandth of a share, subject to adjustment. The rights may be redeemed at such time, on such basis and with such conditions as the Pinnacle board of directors in its sole discretion may establish, subject to certain conditions.

On July 20, 2015, Pinnacle entered into an amendment with the transfer agent in order to, among other matters, exempt GLPI from the definition of Acquiring Person and the transactions from triggering the provisions of the Rights Agreement that would result in the separation of the rights to separate from shares of Pinnacle common stock.

STATE ANTI-TAKEOVER STATUTES Business Combinations

The DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” (generally, one who beneficially owns 15% or more of the voting power) for a period of three years following the date that the stockholder became an “interested stockholder” unless:

•    prior to that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder”;

•    upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

•    at or subsequent to that time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the

Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Subchapter 25E of the PBCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at “fair value.” “Fair value” means the value not less than the highest price paid by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act, are not counted towards the determination of whether the 20% share ownership threshold has been met for purposes of Subchapter E.

Pinnacle	GLPI

outstanding voting stock that is not owned by the “interested stockholder.”

The three-year prohibition on business combinations with an “interested stockholder” does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

•    listed on a national security exchange; or

•    held of record by more than 2,000 stockholders;

unless, in each case, this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an “interested stockholder.”

Pinnacle’s restated certificate of incorporation, as amended, and the Pinnacle bylaws do not contain any provisions opting out of the restrictions prescribed by this section of the DGCL. The merger does not constitute a prohibited business combination under this statute.

Subchapter 25F of the PBCL generally establishes a 5-year moratorium on a “business combination” with an “interested shareholder.” “Interested shareholder” is defined generally to be any beneficial owner of 20% or more of the corporation’s voting stock. “Business combination” is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to business combination following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business combination, or approves the interested shareholder’s acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.

Subchapter 25G of the PBCL provides that “control shares” lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquiror, executive officers of the corporation and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. “Control shares” are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control over (a) 20%, (b) 331/3% or (c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.

Subchapter 25H of the PBCL provides that if any person or group publicly discloses that the person or group may acquire control of the corporation, or a person or group acquires, or publicly discloses an offer or intent to acquire, 20% or more of the voting power of the corporation and, in either case, sells shares in the following 18 months, then the profits from such sale must be disgorged to the corporation if the securities that were sold were acquired during the 18-month period or within the preceding 24 months.

Pinnacle	GLPI
If shareholders approve a control share acquisition under Subchapter 25G, the corporation is also subject to Subchapters 25I and 25J of the PBCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

DUTIES OF DIRECTORS

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors in managing the corporate affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.	Under the PBCL, the standard of conduct for directors is governed by statute. The PBCL requires that a director of a Pennsylvania corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation, and (3) with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Pinnacle’s restated certificate of incorporation, as amended, and the Pinnacle bylaws do not contain any comparable provisions.	The GLPI bylaws provide that, unless GLPI consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of GLPI, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of GLPI to GLPI or GLPI’s shareholders, (3) any action asserting a claim arising pursuant to any provision of the PBCL, or (4) any action asserting a claim peculiar to the relationships among or between or among the GLPI and its officers, directors, and shareholders, will be a state or federal court located within the County of Berks in the Commonwealth of Pennsylvania (in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants).

LEGAL MATTERS

The legality of the shares of GLPI common stock issuable in the merger will be passed upon for GLPI by Brandon J. Moore, GLPI’s General Counsel and Secretary. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for GLPI by Wachtell, Lipton, Rosen & Katz and for Pinnacle by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

GLPI

The consolidated financial statements of Gaming and Leisure Properties, Inc. and subsidiaries incorporated by reference in Gaming and Leisure Properties, Inc. and subsidiaries’ Annual Report (Form 10-K/A) for the year ended December 31, 2014 including the schedule appearing therein, and the effectiveness of Gaming and Leisure Properties, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which conclude, among other things, that Gaming and Leisure Properties, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2014, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weakness described therein, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PINNACLE

The consolidated financial statements of Pinnacle Entertainment, Inc. appearing in Pinnacle Entertainment, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of Pinnacle Entertainment, Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER AND STOCKHOLDER PROPOSALS

GLPI

GLPI will hold a regular annual meeting in 2016 regardless of whether the merger is completed.

For inclusion in GLPI’s proxy statement and form of proxy relating to GLPI’s 2016 annual meeting of shareholders, shareholders proposals submitted pursuant to Rule 14a-8 under the Exchange Act must be received at GLPI’s principal executive offices no later than January 1, 2016. Shareholders proposals submitted pursuant to Rule 14a-8 should be addressed to Gaming and Leisure Properties, Inc., 845 Berkshire Blvd., Suite 200, Wyomissing, PA 19610, Attention: Secretary.

In accordance with the GLPI bylaws, for a proposal of a shareholder to be raised from the floor and presented at our 2016 Annual Meeting of Shareholders (other than a shareholder proposal intended to be included in GLPI’s Proxy Statement and submitted pursuant to Rule 14a-8 promulgated under the Exchange Act) a shareholder’s notice must be hand-delivered or mailed by certified or registered mail, return receipt requested, to GLPI’s principal executive offices, together with all supporting documentation required by GLPI’s bylaws, not prior to January 20, 2016 nor later than February 19, 2016. Shareholder proposals should be addressed to Gaming and Leisure Properties, Inc., 845 Berkshire Blvd., Suite 200, Wyomissing, PA 19610, Attention: Secretary.

Pinnacle

If the merger agreement is adopted and the spin-off and the merger are approved by the requisite vote of the Pinnacle stockholders and the merger is completed, Pinnacle will become a wholly owned subsidiary of GLPI and, consequently, will not hold an annual meeting of its stockholders in 2016. Pinnacle stockholders will be entitled to participate, as shareholders of GLPI following the merger, in the 2016 annual meeting of shareholders of GLPI.

If the merger agreement is not adopted by the requisite vote of the Pinnacle stockholders or if the transactions are not completed for any reason, Pinnacle will hold an annual meeting of its stockholders in 2016.

Pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals submitted for inclusion in Pinnacle’s proxy statement and proxy card for the next annual meeting would have to be received by the Secretary of Pinnacle no later than December 17, 2015 if the next annual meeting were held on or near May 19, 2016. In the event that Pinnacle elects to hold its next annual meeting more than 30 days before or after May 19, 2016, such stockholder proposals would have to be received by Pinnacle a reasonable time before Pinnacle begins to print and send its proxy materials. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in Pinnacle’s proxy statement.

Under the Pinnacle bylaws, stockholders who wish to present proposals for action, or to nominate directors (other than proposals to be included in Pinnacle’s proxy statement and form of proxy card pursuant to Rule 14a-8 under the Exchange Act), at the next annual meeting of stockholders of Pinnacle ,if any, must give written notice to the Secretary of Pinnacle at the address set forth on the cover page of this joint proxy statement/prospectus in accordance with the then current provisions of the Pinnacle bylaws. The Pinnacle bylaws currently require that such notice be given not more than 120 days, nor less than 90 days, prior to the first anniversary of Pinnacle’s 2015 annual meeting of stockholders (i.e., no earlier than January 20, 2016 and no later than February 19, 2016). If, however, Pinnacle advances the date of the next annual meeting by more than 30 days before or delays such date by more than 60 days after the first anniversary of Pinnacle’s 2015 annual meeting of stockholders, notice by the stockholder must be given not later than the later of (i) 90 days in advance of such annual meeting or, (ii) the tenth day following the first public announcement of the date of such meeting by Pinnacle. Stockholder notices must contain the information required by Section 2 of Article I of the Pinnacle bylaws. If Pinnacle does not have notice of a matter to come before the next annual meeting by February 19, 2016 (or, in the event the next annual meeting is held more than 30 days before or 60 days after the first anniversary of Pinnacle’s 2015 annual meeting of stockholders, then by the date described above relating to such delay or advance in the meeting date), Pinnacle’s proxy for such meeting will confer discretionary authority to vote on such matter.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to in this joint proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified in this paragraph below. Each of GLPI and Pinnacle will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: GLPI, Inc., 845 Berkshire Blvd., Suite 200, Wyomissing PA, 19610, Attention: Investor Relations, Phone: (203) 682-8211 or to Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, NV 89169, Attention: Investor Relations, Phone: (702) 541-7777.

WHERE YOU CAN FIND MORE INFORMATION

GLPI and Pinnacle each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including GLPI and Pinnacle, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult GLPI’s or Pinnacle’s website for more information about GLPI or Pinnacle, respectively. GLPI’s website is www.glpropinc.com. Pinnacle’s website is www.Pinnacle.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

GLPI has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of GLPI common stock to be issued to Pinnacle stockholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about GLPI and GLPI common stock. The rules and regulations of the SEC allow GLPI and Pinnacle to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows GLPI and Pinnacle to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the GLPI or Pinnacle documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that GLPI and Pinnacle have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

GLPI SEC Filings (File No. 1-36124)	Period or File Date
Annual Report on Form 10-K/A	Year ended December 31, 2014

Quarterly Reports on Form 10-Q and 10-Q/A	Quarterly periods ended September 30, 2015, June 30, 2015 and March 31, 2015

Current Reports on Form 8-K	Filed on March 9, 2015, June 19, 2015, July 7, 2015, July 21, 2015, July 22, 2015, October 22, 2015, December 16, 2015 and February 4, 2016 (the second Form 8-K filed on such date only)

Proxy for 2015 Annual Meeting of Shareholders on Schedule 14A	Filed on April 30, 2015

The description of GLPI common stock contained in GLPI’s registration statement on Form 8-A filed under Section 12 of the Exchange Act on October 9, 2013, including any subsequently filed amendments and reports updating such description.

Pinnacle SEC Filings (File No. 1-13641)	Period or File Date
Annual Report on Form 10-K	Year ended December 31, 2014

Quarterly Reports on Form 10-Q	Quarterly periods ended September 30, 2015, June 30, 2015 and March 31, 2015

Current Reports on Form 8-K and 8-K/A	Filed on March 10, 2015, March 13, 2015, March 19, 2015, May 14, 2015, May 15, 2015, May 21, 2015 (two filings), July 21, 2015, July 23, 2015, July 30, 2015, October 9, 2015, October 29, 2015, November 4, 2015, November 23, 2015, December 24, 2015 and February 11, 2016

Proxy for 2015 Annual Meeting of Stockholders on Schedule 14A	Filed on April 10, 2015

The description of Pinnacle capital stock contained in Pinnacle’s registration statement on Form 8-A filed under Section 12 of the Exchange Act on November 16, 2015, including any subsequently filed amendments and reports updating such description.

In addition, GLPI and Pinnacle incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the GLPI special meeting and the Pinnacle special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or GLPI or Pinnacle, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

GLPI, Inc. 845 Berkshire Blvd., Suite 200 Wyomissing, PA 19610 (203) 682-8211 Attn: Investor Relations	Pinnacle Entertainment, Inc. 3980 Howard Hughes Parkway Las Vegas, NV 89169 (702) 541-7777 Attn: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2016. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither GLPI’s mailing of this joint proxy statement/prospectus to GLPI shareholders or Pinnacle stockholders nor the issuance by GLPI of common stock in the merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of Pinnacle and GLPI made to the other in the merger agreement. Representations and warranties made by Pinnacle, GLPI and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

PINNACLE ENTERTAINMENT, INC.

GAMING AND LEISURE PROPERTIES, INC.

and

GOLD MERGER SUB, LLC

Dated as of July 20, 2015

A-ii

EXHIBITS

Exhibit A	Employee Matters Agreement

Exhibit B	Master Lease Agreement

Exhibit C	Separation and Distribution Agreement

Exhibit D	Tax Matters Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 20, 2015, is by and among Pinnacle Entertainment, Inc., a Delaware corporation (the “Company” or “Pinnacle”), Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“Parent”), and Gold Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that the Company shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, it is a condition to the Merger that the Company distribute to the Company’s stockholders all of the issued and outstanding shares of common stock of a newly formed corporation (“OpCo”) which shall be a wholly owned subsidiary of the Company (such distribution referred to as the “Distribution”), in accordance with the OpCo Spin-Off Agreements (as defined herein);

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) unanimously determined that it is in the best interests of its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has (i) unanimously determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock (as defined in Section 4.1(d)) in connection with the transactions contemplated by this Agreement (the “Share Issuance”) and (iii) resolved to recommend the approval by its shareholders of the Share Issuance and to submit the Share Issuance to the shareholders of Parent for approval;

WHEREAS, the Board of Directors of Merger Sub has (i) unanimously determined that it is in the best interest of Merger Sub and its sole stockholder, and declared it advisable, to enter in this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and to submit this Agreement to such stockholder for adoption, and Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, certain shareholders of Parent are entering into a voting agreement (the “Voting Agreement”) with the Company pursuant to which such shareholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to, among other things, vote all of their shares of Parent Common Stock in favor of the Share Issuance;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE DISTRIBUTION AND THE MERGER

Section 1.1 The Distribution. Upon the terms and subject to the conditions of the OpCo Spin-Off Agreements, on the Closing Date but prior to the Effective Time and subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing), the Company shall cause to be effected the Distribution and the other transactions contemplated by the OpCo Spin-Off Agreements, in each case in accordance with the terms of the OpCo Spin-Off Agreements. Each of the Company and Parent shall cooperate with each other, and shall cause their respective Affiliates to so cooperate, such that the Distribution shall be effected on the Closing Date, prior to the Effective Time, with as short as reasonably possible of a delay between the consummation of the Distribution and the Effective Time.

Section 1.2 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of Parent.

Section 1.3 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, on the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, (i) that if the Parent Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied at the Closing), the Closing shall not occur until the earlier to occur of (a) a date during the Parent Marketing Period specified by Parent on no less than three (3) Business Days’ prior written notice to the Company or, if not so specified, on the last day of such Parent Marketing Period (subject to (x) the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso and (y) the right of the Company to extend the Closing Date pursuant to the succeeding clause (ii)) and (b) the End Date, provided that in the case of this clause (b), the Parent Marketing Period shall have commenced as of at least one Business Day prior to the End Date and the Financing Information remains Compliant as of the End Date; and (ii), that if the Company Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied at the Closing), the Closing shall not occur until the earlier to occur of (a) a date during the Company Marketing Period specified by the Company on no less than three (3) Business Days’ prior written notice to Parent or, if not so specified, on the last day of such Company Marketing Period (subject to (x) the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso and (y) the right of the Parent to extend the Closing Date pursuant to the preceding clause (i)) and (b) the End Date, provided that in the case of this clause (b), the Company Marketing Period shall have commenced as of at least one Business Day prior to the End Date;

provided, further, that in no event shall the Closing occur on or before the date that is four (4) months from the date of this Agreement. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.4 Effective Time. Concurrently with the Closing, the Company and Merger Sub shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DLLCA (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.5 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

Section 1.6 Organizational Documents of the Surviving Company.

(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, and subject to Section 5.8, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, and subject to Section 5.8, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.8 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares or securities of Parent, the Company or Merger Sub:

(i) Conversion of Merger Sub Limited Liability Company Interests. The sole limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall thereafter remain outstanding as the sole limited liability company interest of the Surviving Company.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, its Subsidiaries or Merger Sub shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(iii) Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, shall at the Effective Time be converted automatically into and shall thereafter represent the right to receive 0.85 shares of Parent Common Stock (the “Exchange Ratio” and together with the cash in lieu of fractional shares of Parent Common Stock as specified below, the “Merger Consideration”). All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.4(d).

(b) Dissenting Shares. No right to fair value or appraisal or similar rights shall be available to holders of Company Common Stock with respect to the Merger or the other transactions contemplated hereby.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided, further, that (i) nothing in this Section 2.1(c) shall prohibit any action by the Company or any of its Subsidiaries to be taken pursuant to the OpCo Spin-Off Agreements and (ii) no adjustment shall be made pursuant to this Section 2.1(c) as a result of the Distribution or the other transactions contemplated by the OpCo Spin-Off Agreements.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of Parent Common Stock that would otherwise be issued. Each holder of a Company Long Term Incentive Award converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares to be delivered in respect of Company Long Term Incentive Awards held by such holder) shall receive from the Surviving Company, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP.

Section 2.2 Rights Plan. Immediately prior to the Effective Time, all issued and outstanding preferred share purchase rights of the Company (the “Company Rights”) issued pursuant to the Amended and Restated Rights

Agreement dated as of March 13, 2015 (the “Rights Plan”) between the Company and American Stock Transfer & Trust Company, LLC will expire in their entirety without any payment being made in respect thereof in accordance with the Rights Plan Amendment (as defined in Section 3.22).

Section 2.3 Appointment of Exchange Agent. Prior to Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto.

Section 2.4 Exchange of Shares.

(a) Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration (such shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within ten (10) Business Days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with either a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.4, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(c) (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to (and, with respect to Company Long Term Incentive Awards, OpCo, as the agent of the Surviving Company, shall) deduct and withhold from the consideration otherwise payable to any holder of a Certificate, a Book-Entry Share or a Company Long Term Incentive Award pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate, Book-Entry Share or Company Long Term Incentive Award in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Parent) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.5 Company Long Term Incentive Awards.

(a) Adjustment of Company Long Term Incentive Awards in Connection with the Distribution. Prior to the actions described in this Section 2.5, the Company Long Term Incentive Awards shall be adjusted in accordance with Section 5 of the Employee Matters Agreement.

(b) Company Options. Each Adjusted Pinnacle Option, as such term is defined in the Employee Matters Agreement, whether vested or unvested, that is outstanding immediately prior to the Effective Time (each, a “Company Option”) shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the number of Net Company Shares corresponding to such Company Option. Any Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Cash Consideration shall be cancelled in exchange for no consideration. The Surviving Company shall transfer, in accordance with the provisions of Section 2.5(f), to the holders of Company Options the amounts described in this Section 2.5(b). If any adjustments are made to the Exchange Ratio pursuant to Section 2.1(c), the parties shall determine in good faith adjustments to the Per Share Cash Consideration to reflect any such changes; provided that any such adjustments made to the Per Share Cash Consideration between the date of this Agreement and the Effective Time shall be made in a manner intended to comply with Section 409A of the Code.

(c) Company RSUs. Each Adjusted Pinnacle RSU, as defined in the Employee Matters Agreement, that is outstanding immediately prior to the Effective Time (each, a “Company RSU”) shall, as of the Effective Time, become fully vested (with any performance-based vesting conditions deemed to be satisfied at “target” (100%)) and shall be cancelled and converted into the right to receive, in respect of each share of Company Common Stock underlying such Company RSU, the number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the Exchange Ratio. The Surviving Company shall transfer, in accordance with the provisions of Section 2.5(f), to the holders of Company RSUs the amounts described in this Section 2.5(c).

(d) Company PUAs. Each Adjusted Pinnacle PUA, as defined in the Employee Matters Agreement, granted pursuant to a Company equity plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time (each, a “Company PUA”) shall, as of the Effective Time, become fully vested (with any performance-based vesting conditions deemed satisfied at “target” (100%) levels) and shall be cancelled and converted into the right to receive the number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the aggregate dollar value of the Company PUA divided by the Parent Common Stock VWAP. The Surviving Company shall transfer, in accordance with the provisions of Section 2.5(f), to the holders of Company PUAs the amounts described in this Section 2.5(d).

(e) Certain Tax Considerations. The actions contemplated by this Section 2.5 shall be taken in accordance with Section 409A of the Code.

(f) Company Actions.

(i) Prior to the Effective Time, the Company Board of Directors and/or an appropriate committee thereof shall adopt resolutions providing for, and take all other actions necessary to effectuate, (A) the treatment of the Company Options, Company RSUs and Company PUAs (collectively, the “Company Long Term Incentive Awards”) as contemplated by this Section 2.5(f) and (B) the termination of each Company equity plan and each Company Benefit Plan governing Retained Deferred Equity Awards, as such term is defined in the Employee Matters Agreement, with respect to any liability related to Retained Deferred Equity Awards, in each case, effective as of and subject to the occurrence of the Effective Time.

(ii) On the Closing Date, the Surviving Company shall transfer to OpCo as payment agent all shares of Parent Common Stock payable pursuant to this Section 2.5. Upon payment of the shares of Parent Common Stock referred to in the immediately preceding sentence, neither Parent nor the Surviving Company shall have any further obligation with respect to the payments contemplated by this Section 2.5.

(iii) OpCo, as the payment agent for the Surviving Company, shall deliver (A) to the holders of Company Long Term Incentive Awards the shares of Parent Common Stock referred to in Section 2.5(f)(ii), and (B) to the appropriate Governmental Entity on behalf of the holders of Company Long Term Incentive Awards any amounts required to be withheld with respect to the payments contemplated by this Section 2.5.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly provided herein, no representations and warranties are being made in this Agreement by the Company with respect to the OpCo Business, OpCo Assets or OpCo Liabilities (as each such term is defined in the Separation and Distribution Agreement), including with respect to the Company’s Subsidiaries, but solely to the extent that the matters relating to the OpCo Business, OpCo Assets or OpCo Liabilities with respect to which the Company would otherwise be making representations and warranties would not reasonably be expected to adversely affect PropCo or the Pinnacle Business (as such term is defined in the Separation and Distribution Agreement) or Parent as the owner and operator thereof following the Effective Time, in each case in any material respect, and would not reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement or the OpCo Spin-Off Agreements. Except as disclosed in the Company SEC Documents filed since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, Capitalization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries (to the extent any such Subsidiary owns a Vessel) is, and at the Effective Time will be, a citizen of the United States, within the meaning of 46 U.S.C. §50501, as amended, eligible to own and operate the Vessels in the coastwise trade of the United States.

(c) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”) and the certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents now in effect for each Subsidiary of the Company that will be a Subsidiary of PropCo (to the extent such Subsidiary exists as of the date hereof) immediately after the Distribution, in each case, as amended through the date hereof.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $0.10 per share (the “Company Common Stock”), and 250,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of July 16, 2015, (i) 60,707,435 shares of Company Common Stock were issued and outstanding (each together with a Company Right) (ii) 6,374,882 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding and 100,000 of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock and were reserved for issuance under the Rights Plan, (iv) 8,712,277 shares of Company Common Stock were reserved for issuance under Company equity plans, of which amount (A) 5,323,864 shares of Company Common Stock are issuable upon the exercise of outstanding Pinnacle Options, as defined in the Employee Matters Agreement, and (B) 2,166,353 shares of Company Common Stock are issuable upon the settlement of outstanding Pinnacle Restricted Stock Units, as defined in the Employee Matters Agreement (with respect to performance-based awards, assuming performance is achieved at “target”), and (v) 2,463,200 Performance Units, as defined in the Employee Matters Agreement, were outstanding, representing an aggregate dollar value equal to $2,463,200 (assuming any performance-based vesting conditions are deemed satisfied at “target” (100%) levels).

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company Long Term Incentive Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(c) Except as set forth in Section 3.2(a) or as expressly provided by the OpCo Spin-Off Agreements (and other than the Company Rights, the Rights Plan and shares of Company Common Stock issuable pursuant to the terms of outstanding Company Long Term Incentive Awards), as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement, the Voting Agreement, the OpCo Spin-Off Agreements and each other document to be entered into by the Company in connection with the transactions contemplated hereby and thereby (together with this Agreement, the “Company Transaction Documents”) and, subject to receipt of approval of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the Voting Agreement and the consummation of the transactions contemplated hereby has been, and the execution and delivery of the other Company Transaction Documents and the consummation of the transactions contemplated thereby has been or shall be, duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval, the occurrence of the Company Stockholder Advisory Vote and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the transactions contemplated hereby. The Company Board of Directors has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are advisable and in the best interests of the Company’s stockholders, (iii) approved the execution, delivery and performance of this Agreement and the Merger, and (iv) resolved that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders. This Agreement and the Voting Agreement have been, and the other Company Transaction Documents shall be, duly and validly executed and delivered by the Company and, assuming each of this Agreement, the Voting Agreement and the Company Transaction Documents constitute the legal, valid and binding agreement of the counterparty thereto, this Agreement and the Voting Agreement constitute, and the Company Transaction Documents will constitute, legal, valid and binding agreements of the Company and are enforceable against the Company in accordance with their terms, except as such enforcement may be subject to the limitation of such enforcement by (1) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (2) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of the New York Stock Exchange (the “NYSE”), (vi) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws, and (vii) such consents, filings and notifications, including Gaming Approvals, as may be required to effect the Distribution (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement and have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement and the other Company Transaction Documents does not, and (assuming the Company Approvals are obtained, the Company Notes are Discharged prior to the Effective Time and the Company Credit Agreement is terminated and repaid in full prior to the Effective Time) the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to any securities Laws) (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for such conflict or violation as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2012 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2012 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. As of the date hereof, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with this Agreement and the Company Transaction Documents, (iii) liabilities or obligations incurred in the ordinary course of business since December 31, 2014 and (iv) liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) Except with respect to Gaming Laws, the Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to possess or file the Company Permits has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Company and each of its Subsidiaries is in material compliance with the terms and requirements of all Company Permits, except where such noncompliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations.

(a) The Company, its Subsidiaries and their ownership, occupation and use of any Real Property are, and have since January 1, 2010 been, in compliance with all applicable Environmental Laws, except where such noncompliance has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There has been no release or disposal of any Hazardous Material by, at the direction of, for or on behalf of the Company or any of its Subsidiaries from, at, on or under any Company Owned Real Property or Company Leased Real Property, except for such release or disposal of Hazardous Materials has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has received any written notice of claim, summons, order, direction or other communication relating to non-compliance with any Environmental Laws or permit issued pursuant to Environmental Laws from any Governmental Entity or other third party, except with respect to such communications relating to any such matters as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries has received written notice of a pending investigation by a Governmental Entity with respect to any potential non-compliance with any Environmental Law or permit issued pursuant to Environmental Laws, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries and no Company Owned Real Property or Company Leased Real Property is subject to any material agreement with or is subject to any Order by a Governmental Entity with respect to any Hazardous Material cleanup or violation of Environmental Laws.

(f) The Company and each of its Subsidiaries is in possession of all permits required pursuant to Environmental Laws necessary to carry on such person’s business as it is currently being conducted, each such permit is valid and in full force and effect, neither the Company nor any of its Subsidiaries has received written notice of any adverse change in the status or terms and conditions of any such permit and neither the Company nor any of its Subsidiaries is in violation of any such permit, except for the failure to possess or comply with any such permit as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Neither the Company nor any of its Subsidiaries has received any written notice alleging that it has a liability pursuant to Environmental Laws in connection with any location where its wastes have come to be disposed, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) To the knowledge of the Company, the Company has provided or made available to Parent correct and complete copies of all material environmental reports and studies received by the Company or any of its Subsidiaries since January 1, 2012, with respect to the business or assets of the Company and its Subsidiaries or any Real Property currently or formerly in the possession or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws or the release of Hazardous Materials.

The representations and warranties set forth in this Section 3.8 are the Company’s sole and exclusive representations and warranties relating to Environmental Laws, liabilities relating to the release or disposal of Hazardous Materials, or environmental matters generally.

Section 3.9 Employee Benefit Plans.

(a) No Company Benefit Plan is an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(b) Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (alone or in combination with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries.

(d) Section 3.9(d) of the Company Disclosure Letter sets forth a true and complete list as of July 16, 2015 of (i) the names of the holders of outstanding Pinnacle equity-based awards (other than vested Company Options) as to which all services creating the right to such awards (whether paid in cash or property) have been performed as of a particular taxable year of the Company but which have not been settled and would not be settled within the two-and-one-half month period following the end of such taxable year in which the last services required to earn the award were performed; and (ii) with respect to each such Person, the number of shares of Company Common Stock underlying such awards.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2015 through the date of this Agreement, the businesses of each of Company and its Subsidiaries, as applicable, has been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (A), (E), (F), (I), (L) and (M) of Section 5.1(b).

(b) Since January 1, 2015 through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Share Issuance (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the joint proxy statement/prospectus included in the Form S-4 (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The Form S-4 and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting but excluding any portion thereof based on information supplied by Parent or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. The information relating to the Company and its Subsidiaries which is provided by the Company or its Representatives (a) in any document filed with any Gaming Authority in connection herewith and (b) in the Spin-Off Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.13 Anti-Bribery.

(a) Since January 1, 2014, neither the Company nor its Subsidiaries, to the knowledge of the Company, in each case, acting on behalf of Company or any of its Subsidiaries, have taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), except where such action would not be material to the Company and its Subsidiaries, taken as a whole.

(b) Since January 1, 2014, neither the Company nor its Subsidiaries, to the knowledge of the Company, has been subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company or its Subsidiaries in any way relating to the FCPA, except where such actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or disclosures would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.14 Tax Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries contained in the Company SEC Documents filed prior to the date hereof, (iii) the federal consolidated income tax returns of the Company and its Subsidiaries have been examined through the Tax year ending 2010, and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (vii) except as contemplated by the OpCo Spin-Off Agreements, neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, and (viii) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(b) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(c) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(d) The Company’s aggregate current and accumulated earnings and profits as of December 31, 2014 did not exceed $0.00.

Section 3.15 Assets and Properties.

(a) Except as set forth in Section 3.15 of the Company Disclosure Letter, and except for the Excluded Company Real Property, (i) either the Company or a Subsidiary of the Company has good and valid title, and as of the Effective Time, PropCo will have good and valid title, subject to Permitted Liens and any encumbrances and obligations that run with the land (including, but not limited to, easements and right-of-way agreements), to each real property owned by the Company or any Subsidiary of the Company (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest, and as of the Effective Time, PropCo will have good and valid leasehold interest, in each material lease, material sublease and other material agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (including real property at which operations of the Company or any of its Subsidiaries are conducted) (such property, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien affecting solely the interest of the landlord thereunder. Each Company Real Property Lease is, and after giving effect to the Distribution will be, valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. No uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord or sublandlord thereunder (as applicable), exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 3.15(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of the Company Owned Real Property and the Company Leased Real Property.

(b) There are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon. There are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect in any material respect the existing use of such Company Owned Real Property or Company Leased Real Property in the operation of the business conducted thereon as currently conducted.

(c) Section 3.15(c) of the Company Disclosure Letter contains a list of each Vessel and such list includes all Vessels used by the Company and its Subsidiaries in the conduct of the Company’s and its Subsidiaries’ business. The Company or a Subsidiary of the Company owns and has good and merchantable title to the Vessels, subject to any Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the operations or business of the Company and its Subsidiaries, taken as a whole, (i) each Vessel is currently documented with and has a current and valid certificate of inspection issued by, the United States Coast Guard or other applicable Governmental Entity, (ii) each Vessel is owned by, and on the Closing Date will be owned by, a citizen of the United States, pursuant to 46 U.S.C. §50501, as amended, and such citizen is eligible to own and operate the Vessel in the coastwise trade of the United States, (iii) the Vessels are in sufficient condition and repair and are adequate for the use, occupancy and operation of the business of the Company and its Subsidiaries, and (iv) to the knowledge of the Company, the improvements situated on the Vessels are free from structural defects and violations of Laws applicable thereto.

Section 3.16 Insurance. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof (a) all insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date hereof (each, a “Company Insurance Policy”) are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies. The Company and its Subsidiaries have complied in all material respects with the provisions of each Company Insurance Policy under which such person is the insured party. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, and there is no material claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied or disputed.

Section 3.17 Opinion of Financial Advisor. The Company Board of Directors has received the oral opinion of Goldman, Sachs & Co. (to be confirmed by delivery of a written opinion) to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio to be paid for each share of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said written opinion to Parent solely for informational purposes. The Company and Parent have been authorized by Goldman Sachs, & Co. to permit the inclusion of such written opinion of Goldman, Sachs & Co. in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by Goldman Sachs & Co.

Section 3.18 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, the OpCo Spin-Off Agreements and agreements filed as exhibits to the Company SEC Documents (including, for the avoidance of doubt, those that are filed with the SEC at any time prior to the date hereof and incorporated by reference thereto), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by (for avoidance of doubt, each of clauses (i) through (xii) below being subject to the first sentence of the preamble to this Article III and shall only apply to the extent any Contract or arrangement referred to in clauses (i) through (xii) would be binding on PropCo or its Subsidiaries at the Effective Time):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any material Contract that will be binding on PropCo or any of its Subsidiaries as of the Effective Time;

(iii) any Contract that involved individual or aggregate payments or consideration of more than $500,000 in the twelve-month period ended June 30, 2015, or is expected to involve individual or aggregate payments or consideration of more than $500,000 in the twelve-month period beginning June 30, 2015 (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments that will be received under any such Contract), for goods and services furnished by or to the Company or any of its Subsidiaries;

(iv) any Company Real Property Leases having a remaining term of more than twelve (12) months and involving a payment of more than $100,000 annually;

(v) any Contract under which the Company or any of its Subsidiaries has continuing material indemnification, earnout or similar obligations to any third person, other than those entered into in the ordinary course of business consistent with past practice;

(vi) any Contract for capital expenditures involving payments of more than $1,000,000 individually or in the aggregate, by or on behalf of PropCo or any of its Subsidiaries;

(vii) any Contract involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person;

(viii) any Contract relating to indebtedness under which the principal amount outstanding thereunder payable by the Company or any of its Subsidiaries is greater than $1,000,000;

(ix) any Contract containing covenants by the Company or any of its Affiliates not to (A) compete with any person or (B) engage in any line of business or activity in any geographic location, in each case that would be material to the Company;

(x) any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in any person (other than any other Subsidiary of the Company) of more than

$10,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the ordinary course of business consistent with past practice);

(xi) any Order or settlement or conciliation agreement with any Governmental Entity; and

(xii) any Contract involving the sale, transfer or acquisition of any business entered into by the Company or any Subsidiary of the Company in the three (3) years preceding the date of this Agreement.

All contracts of the types referred to in clauses (i) through (xii) above are referred to herein as a “Company Material Contract.”

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (ii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company, that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.19 Finders or Brokers. Except for Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement (including the Distribution) who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement (including the Distribution).

Section 3.20 State Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.12, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the OpCo Spin-Off Agreements and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations (including §203 of the DGCL) and any similar provisions in the Company’s certificate of incorporation or bylaws. Assuming the accuracy of the representations and warranties contained in Section 4.12, as of the date of this Agreement, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.21 Affiliate Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the ordinary course of business, owes money to, or is owed money by, the Company or its Subsidiaries or (c) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 3.22 Rights Plan. Prior to the execution of this Agreement, the Company has amended the Rights Plan so that (a) neither the execution, delivery, performance or approval of this Agreement or the other contracts or instruments related hereto, nor the consummation, announcement, or announcement of the consummation, of the transactions contemplated hereby or by the OpCo Spin-Off Agreements, including the Merger, will (i) cause the Company Rights to become exercisable, (ii) cause Parent, Merger Sub or any of their Affiliates or Associates (as such terms are defined in the Rights Plan) to become an Acquiring Person (as defined in the Rights Plan) or (iii) give rise to a Stock Acquisition Date, Distribution Date or Triggering Event (as such terms are defined in the Rights Plan), and (b) the Company Rights will expire in their entirety immediately prior to the Effective Time without any payment being made in respect thereof. The Company has made available to Parent a complete and correct copy of such amendment substantially in the form to be executed immediately prior to this Agreement (the “Rights Plan Amendment”).

Section 3.23 No Vote Required to Effect Distribution. No vote is required by the holders of any class or series of the Company’s capital stock to permit the Company to effect the Distribution under applicable Law or pursuant to the rules of the NYSE.

Section 3.24 Company Financing.

(a) The Company has delivered to Parent a true, complete and correct copy of a fully executed debt commitment letter, dated July 20, 2015 and fully executed fee letters relating thereto (provided that the fee amounts and other economic terms may be redacted) (such commitment letter and fee letters, including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with Section 5.17(j) is referred to herein as the “Company Financing Commitment”), among the Company and JPMorgan Chase Bank, N.A., J.P. Morgan Securities, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank Securities, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Company Lenders”) pursuant to which, among other things, the Company Lenders have agreed, subject to the terms and conditions of the Company Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Company Financing Commitment is referred to herein as the “Company Debt Financing.”

(b) The Company Financing Commitment is, as of the date hereof, in full force and effect. The Company Financing Commitment is the legal, valid, binding and enforceable obligation of the Company and, to the knowledge of the Company, the other parties thereto (except to the extent enforcement may be limited by the Remedies Exceptions). The Company Financing Commitment has not been or will not be amended, modified, supplemented, extended or replaced, except as permitted by Section 5.17(j). As of the date hereof, (i) neither the Company nor, to the knowledge of the Company, any other counterparty thereto is in breach of any of its covenants or other obligations set forth in, or is in default under, the Company Financing Commitment and (ii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of the Company (or, to the knowledge of the Company, any Company Lender) under the Company Financing Commitment, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Company Financing Commitment, or (C) otherwise result in any portion of the Company Debt Financing not being available. As of the date hereof, the Company has not received any notice or other communication from any party to the Company Financing Commitment with respect to (i) any actual or potential breach or default on the part of the Company or any other party to the Company Financing Commitment, or (ii) any intention of such party to terminate the Company Financing Commitment or to not provide all or any portion of the Company Debt Financing. As of the date hereof, the Company: (i) has no reason to believe that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 hereof, it will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Company Debt Financing and (ii) knows of no fact, occurrence, circumstance or condition that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 hereof, would reasonably be expected to (A) cause the Company Financing Commitment to fail to be satisfied, to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Company Financing Commitment on the Closing Date to not be available to the Company on a timely basis (and in any event as of the Closing Date) (except to the extent the Company Financing Commitment is replaced as a result of a Company Permanent Financing). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Company Debt Financing other than as expressly set forth in the Company Financing Commitment. There are no side letters or other agreements, contracts or arrangements (except for customary engagement letters which do not contain provisions that impose any additional conditions or other contingencies to the funding of the Company Debt Financing not otherwise set forth in the Company Financing Commitment, true, correct and complete copies of which have been provided to Parent (subject to redactions as to economic terms or fee amounts)), whether written or oral, related to the funding of the full amount of the Company Debt Financing other than as expressly set forth in or expressly contemplated by the Company Financing Commitment. As of the date hereof, subject to the terms and conditions of the Company Financing Commitment, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Company Financing Commitment will be sufficient for the Company to make the OpCo Cash Payment (as such term is defined in the Separation and Distribution Agreement) upon the terms contemplated by this Agreement and the Separation and Distribution Agreement on the Closing Date.

Section 3.25 No Additional Representations. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger, each of Parent and Merger Sub acknowledges that neither the Company, OpCo nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its respective Subsidiaries pursuant to this Agreement or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in the Company Transaction Documents and to the extent any such information is expressly included in a representation or warranty contained in this Article III, neither the Company, OpCo nor any other person will have or be subject to any liability or obligation to Parent, Merger Sub or any other person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent or Merger Sub in any electronic data room for Project Levitate and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, Capitalization.

(a) Each of Parent and Merger Sub (a) is a corporation or limited liability company, respectively, duly organized, validly existing and in good standing under (i) the Laws of the Commonwealth of Pennsylvania (in the case of Parent) or (ii) the State of Delaware (in the case of Merger Sub) and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent and its Subsidiaries is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary; except where the failure to be so duly approved, qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent has made available prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws now in effect.

(d) The authorized capital stock of Parent consists of (i) 500,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of July 15, 2015, 114,413,178 shares of Parent Common Stock are issued and outstanding and no shares of Parent Preferred Stock are issued and outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(e) Except as set forth in this Section 4.1, as contemplated by this Agreement or as disclosed in the Parent SEC Documents, as of the date of this Agreement, there are no (i) other classes of equity securities of Parent, or other securities exchangeable into, convertible into or exercisable for such equity securities, that are issued, reserved for issuance or outstanding, (ii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent, (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in Parent or (iv) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Common Stock.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate or similar power and authority to enter into this Agreement and the OpCo Spin-Off Agreements, as may be applicable, and each other document to be entered into by Parent in connection with the transactions contemplated hereby and thereby (together with this Agreement, the “Parent Transaction Documents”), subject to the receipt of approval of the Share Issuance by the affirmative vote of a majority of votes cast by holders of Parent Common Stock (the “Parent Shareholder Approval”) present at a meeting of Parent’s shareholders (the “Parent Shareholders’ Meeting”), to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby has been, and the execution, delivery and performance by Parent and Merger Sub of the other Parent Transaction Documents and the consummation of the transactions contemplated thereby has been or shall be, duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and, except for the Parent Shareholder Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of either Parent or Merger Sub or vote of Parent’s securityholders are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger and the transactions contemplated hereby and thereby. The Parent Board of Directors has (i) unanimously determined that this Agreement and the Merger are in the best interests of Parent and its shareholders, (ii) approved the execution, delivery and performance of this Agreement (including the Merger and the Share Issuance) and (iii) resolved to recommend the approval by its shareholders of the Share Issuance and to submit the Share Issuance to the shareholders of Parent for approval. This Agreement has been, and the Parent Transaction Documents shall be, duly and validly executed and delivered by each of Parent and Merger Sub, and assuming this Agreement and Parent Transaction Documents constitute the legal, valid and binding agreement of the counterparty thereto, this Agreement constitutes, and the Parent Transaction Documents shall constitute, the legal, valid and binding agreement of Parent or Merger Sub, as the case may be, enforceable against each of them, in accordance with their terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of NASDAQ, and (vi) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement and have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement and the other Parent Transaction Documents do not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for conflict or violation as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since November 1, 2013 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since November 1, 2013 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents.

(d) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents.

Section 4.4 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, in each case, that was disclosed to Parent’s auditors or the audit committee of the Parent Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.

Section 4.5 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Parent financial statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement and the Parent Transaction Documents, and (iii) liabilities or obligations incurred in the ordinary course of business since December 31, 2014 and (iv) liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance with Law; Material Contracts.

(a) Except with respect to Gaming Laws, Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since November 1, 2013, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except where such violation or failure has not had or would not reasonably expected to have, in the individual or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not be material to the operations or business of Parent and its Subsidiaries, taken as a whole.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any material Contract to which Parent or any of its Subsidiaries is a party (the “Parent Material Contracts”) and, to the knowledge of Parent, no other party to any Parent Material Contracts is in breach of or default under the terms of any Parent Material Contract and (ii) each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.7 Absence of Certain Changes or Events.

(a) From January 1, 2015 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2015 through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and none of Parent or any Subsidiary of Parent has undertaken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clause (A) of Section 5.1(d).

Section 4.8 Investigations; Litigation. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (b) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.9 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Parent or its Representatives for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the

Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent or its Representatives for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. The information relating to Parent and Merger Sub which is provided by the Parent or its Representatives in any document filed with any Gaming Authority in connection herewith shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Tax Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of Parent and its Subsidiaries contained in the Parent SEC Documents filed prior to the date hereof, (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, and (vii) none of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(b) Commencing with its taxable year ended December 31, 2014, Parent has at all times operated in such manner as to qualify as a REIT under the Code, and Parent intends to continue to operate in such manner.

Section 4.11 Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.12 Ownership of Company Common Stock. Neither Parent nor Merger Sub has beneficially owned during the immediately preceding three (3) years a number of shares of Company Common Stock that would make it an “interested stockholder” (as such term is defined §203 of the DGCL) of the Company.

Section 4.13 Ownership of Certain Equity Interests. Neither Parent, nor Merger Sub nor any of their respective Subsidiaries beneficially owns, directly or indirectly, any equity interest in Penn National Gaming, Inc. or its Subsidiaries.

Section 4.14 Vote Required. Except for the Parent Shareholder Approval, no vote is required by the holders of any class or series of Parent’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable law or pursuant to the rules of NASDAQ as a result of this Agreement or the transactions contemplated hereby.

Section 4.15 Opinion of Financial Advisor. The Parent Board of Directors has received the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”) that, as of the date of the opinion, based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent. The Company and Parent have been authorized by Morgan Stanley to permit the inclusion of such opinion of Morgan Stanley in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by Morgan Stanley.

Section 4.16 Affiliate Transactions. To the knowledge of Parent, no officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of Parent or its Subsidiaries, (b) with the exception of liabilities incurred in the ordinary course of business, owes money to, or is owed money by, Parent or its Subsidiaries or (c) is a party to or the beneficiary of any Contract with Parent or its Subsidiaries, except in each case for compensation and benefits payable under any Parent Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Parent SEC Documents, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any officer or director or Affiliate of the Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 4.17 Reorganization. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 4.18 Licensability. None of Parent, Merger Sub, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of Parent and Merger Sub for a Gaming Approval by a Gaming Authority, or any holders of Parent’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. Parent, Merger Sub and each of their respective Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates, or manages gaming facilities. To the knowledge of Parent, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the licensing, suitability, registration or approval proceedings necessary for the consummation of the Merger.

Section 4.19 Parent Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated July 20, 2015 and fully executed fee letters relating thereto (such commitment letter and fee letters, including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with Section 5.17(d) is referred to herein as the “Parent Financing Commitment”), among Parent, JPMorgan Chase Bank, N.A., Bank of America, N.A. (together with JPMorgan Chase Bank, N.A., the “Parent Lenders”) and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to which, among other things, the Parent Lenders have agreed, subject to the terms and conditions of the Parent Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Parent Financing Commitment is referred to herein as the “Parent Debt Financing.”

(b) The Parent Financing Commitment is, as of the date hereof, in full force and effect. The Parent Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by the Remedies Exceptions). The Parent Financing Commitment has not been or will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 5.17(d). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty thereto is in breach of any of its covenants or other obligations set forth in, or is in default under, the Parent Financing Commitment and (ii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any Parent Lender) under the Parent Financing Commitment, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Parent Financing Commitment, or (C) otherwise result in any portion of the Parent Debt Financing not being available. As of the date hereof, Parent has not received any notice or other communication from any party to the Parent Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Parent Financing Commitment, or (ii) any intention of such party to terminate the Parent Financing Commitment or to not provide all or any portion of the Parent Debt Financing. As of the date hereof, Parent and Merger Sub: (i) have no reason to believe that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof, they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Parent Debt Financing and (ii) know of no fact, occurrence, circumstance or condition that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof, would reasonably be expected to (A) cause the Parent Financing Commitment to fail to be satisfied, to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Parent Financing Commitment to not be available to Parent and Merger Sub on a timely basis (and in any event as of the Closing Date) (except with respect to any reduction of the Parent Financing Commitment solely by the terms thereof with respect to any Parent Permanent Financing or Parent Equity Financing). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Parent Debt Financing other than as expressly set forth in the Parent Financing Commitment. There are no side letters or other agreements, contracts or arrangements (except for customary engagement letters which do not contain provisions that impose any additional conditions or other contingencies to the funding of the Parent Debt Financing not otherwise set forth in the Parent Financing Commitment, and true, correct and complete copies of which have been provided to the Company), whether written or oral, related to the funding of the full amount of the Parent Debt Financing other than as expressly set forth in or expressly contemplated by the Parent Financing Commitment. As of the date hereof, subject to the terms and conditions of the Parent Financing Commitment, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Parent Financing Commitment, together with (x) the OpCo Cash Payment and (y) $411,000,000 of availability for revolving loans under that certain Credit Agreement, dated as of October 28, 2013, among GLP Capital, L.P., as borrower, the financial institutions party thereto as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (as may be as amended, supplemented, modified, replaced, the “Parent Credit Agreement”), will be sufficient for the Parent and Merger Sub to (i) consummate the Merger and the other transactions contemplated by this Agreement upon the terms contemplated by this Agreement, (ii) pay all outstanding Liabilities (as defined in the Separation and Distribution Agreement) in connection with the Company’s Existing Indebtedness (as defined in the Separation and Distribution Agreement) in accordance with the Separation and Distribution Agreement and (iii) pay all fees, costs and expenses in connection therewith on the Closing Date.

Section 4.20 No Additional Representations. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that neither Parent nor Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Subsidiaries pursuant to this Agreement or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in the Parent Transaction Documents and to the extent any such information is expressly included in a representation or warranty contained in this Article IV, neither Parent, Merger Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts, management presentations or other material made available to the Company or any other person for purposes or in expectation of the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement or the OpCo Spin-Off Agreements or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company covenants and agrees that it shall use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits; provided that the Company and its Subsidiaries shall be restricted pursuant to Section 5.1(a) or Section 5.1(b) with respect to the OpCo Business, OpCo Assets or OpCo Liabilities solely to the extent that an action set forth below taken (in the case of negative covenants) or not taken (in the case of affirmative covenants) by the Company or its Subsidiaries with respect to the OpCo Business, OpCo Assets or OpCo Liabilities would reasonably be expected to adversely affect PropCo or the Pinnacle Business (as such term is defined in the Separation and Distribution Agreement) or Parent as the owner and operator thereof following the Effective Time, in each case in any material respect, or would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement or the OpCo Spin-Off Agreements; provided, further, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or Company Benefit Plan, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement or the OpCo Spin-Off Agreements, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company:

(A) shall not amend or restate any Company Organizational Document, and shall not permit any of such Subsidiaries to amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents except in order to facilitate the consummation of the Distribution in accordance with the terms of the OpCo Spin-Off Agreements;

(B) shall not, and shall not permit any of such Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction and such transactions as are necessary to effect the Distribution;

(C) shall not, and shall not permit any of such Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (i) dividends or distributions by any Subsidiaries only to the Company or to any wholly owned Subsidiary of the Company and (ii) the Distribution pursuant to the OpCo Spin-Off Agreements;

(D) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than in connection with the Merger and the OpCo Spin-Off Agreements, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(E) shall not, and shall not permit any of such Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $5,000,000 in the aggregate, except (1) in the ordinary course of business or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(F) shall not, and shall not permit any of such Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or assets with a value in excess of $1,000,000 in the aggregate, except sales, transfers and dispositions of inventory and products, licenses of Intellectual Property and any other sales, leases, licenses, transfers, exchanges, swaps or dispositions or encumbrances of property or assets in the ordinary course of business (other than with respect to PropCo Assets);

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures, except for expenditures that would not impose obligations on PropCo to make any such expenditures from and after the Effective Time;

(H) shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any material rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract outside the ordinary course of business;

(I) shall not, and shall not permit any of its Subsidiaries to, materially change any material accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

(J) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities, or any awards substantially similar to Performance Units, as such term is defined in the Employee Matters Agreement, or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Long Term Incentive Awards outstanding on the date hereof, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company Options or the settlement of a Company Long Term Incentive Award, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the date hereof, (3) grants of equity awards solely with respect to OpCo or the cost of which will be solely borne by OpCo, (4) pledges under the Company Credit Agreement and (5) as contemplated by the OpCo Spin-Off Agreements;

(K) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, including under the Company Credit Agreement, in connection with working capital needs, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries as permitted by the OpCo Spin-Off Agreements; (3) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is under the Company Credit Agreement, the Company Notes or incurred in compliance with this Section 5.1(b); (4) for the Company Financing Commitment and (5) any indebtedness for which PropCo or its Subsidiaries would have no obligations with respect to from and after the Effective Time;

(L) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not exceed $250,000 individually and $2,000,000 in the aggregate and do not involve any admission of wrongdoing or equitable relief;

(M) shall not, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes; or

(N) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (M) of this Section 5.1(b).

(c) From and after the date hereof until the earlier of the Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement or the OpCo Spin-Off Agreements or (iii) as set forth in Section 5.1(c) of the Parent Disclosure Letter, Parent covenants and agrees that it shall use commercially reasonable efforts to conduct the business of Parent and its Subsidiaries in all material respects in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and permits; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(d) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(d) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the prior written consent of Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1(c) of the Parent Disclosure Letter, Parent or any of its Subsidiaries shall not:

(A) amend or propose to Parent’s shareholders any amendment to Parent’s certificate of incorporation or bylaws or Merger Sub’s certificate of formation or limited liability company agreement, in each case, in any manner that would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or otherwise be adverse to the Company or the holders of Company Common Stock;

(B) declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of the capital stock of Parent, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of the capital stock of Parent, other than (i) cash dividends in the ordinary course of business consistent with past practice, provided that in no event shall any such dividend, distribution, subdivision, reclassification, recapitalization, split, combination or exchange have a record date or payment date on any date from and after the date on which all of the conditions set forth in Article VI are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied at the Closing) until and through the Closing Date and (ii) any dividend, distribution or other transaction that Parent reasonably determines is required to maintain Parent’s status as a REIT;

(C) to the extent such action would prevent, impede materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger, purchase, redeem or otherwise acquire any share of Parent’s capital stock or other securities or issue any shares of Parent capital stock or other securities;

(D) acquire or agree to acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person if such acquisition would reasonably be expected to (i) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, including Gaming Approvals, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger and the Financing;

(E) incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the Parent Financing Commitment) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Financing;

(F) directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of Parent or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or in connection with the exercise of any options, or the vesting or settlement of any Parent equity awards issued in the ordinary course of business and consistent with past practice; or

(G) agree or permit any of its Subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Access.

(a) For purposes of facilitating the transactions contemplated hereby, each of the Company and Parent shall afford (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives of the other party such reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries (other than relating primarily to the OpCo Business), as Company and Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of such party, (i) violates any of its obligations with respect to confidentiality, (ii) is subject to any attorney-client, work-product or other legal privilege or (iii) the disclosure of which would violate any Law or legal duty (provided that the withholding party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including, but not limited to, entering into appropriate common interest or similar agreements) provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions, for the avoidance of doubt, shall include with respect to Parent the Financing). Each of Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other party that may result from requests for access.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidential disclosure agreement, dated as of April 16, 2015, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company shall, and the Company shall cause each of its Affiliates and its and their respective officers, directors and employees to, and shall cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its Affiliates to: (A) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 12-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such person or its Representatives and (B) from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Company Takeover Proposal.

(b) The Company shall not make any determination under the Rights Plan that would interfere with Parent consummating the Merger and the other transactions contemplated by this Agreement. Except as expressly provided by this Agreement, the Company shall not (1) take any action to exempt any person from the restrictions on “business combinations” contained in §203 of the DGCL or the Company Organizational Documents or otherwise cause such restrictions not to apply or (2) terminate (or permit the termination of), waive, amend or exempt any person from the Rights Plan; provided that nothing herein shall restrict or interfere with the Company’s ability to delay a Distribution Date (as defined in the Rights Plan) in accordance with the terms of the Rights Plan in response to a tender offer or exchange offer pursuant to Regulation 14D under the Exchange Act; provided, further, that notwithstanding the immediately foregoing proviso, in no event shall the

Company delay a Distribution Date in response to a tender offer or exchange offer to a date which is on or after expiration of such tender offer or exchange offer. Except (i) as necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof) or (ii) if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (i) standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (ii) confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal) and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in Section 5.3, if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person and the Company, its Affiliates and the Company’s and its Affiliates’ Representatives are not in Willful and Material Breach of this Section 5.3 and if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Company Takeover Proposal and its Representatives and potential sources of funding; provided that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to Parent that are contained in the Confidentiality Agreement, provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.3.

(d) The Company shall promptly (and in no event later than forty-eight (48) hours after receipt) notify, orally and in writing, Parent of any Company Takeover Proposal received by the Company or any of its Representatives, which notice shall include the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to the Company or any of its Representatives) and indicate whether the Company has furnished nonpublic information to, or entered into discussions or negotiations with, such third party. The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(e) Except as expressly permitted by this Section 5.3(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Company Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act (it being understood that the Company Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Adverse Recommendation Change so long as the Company reaffirms the Company Recommendation during such period), (D) other than with respect to the period of up to ten (10) Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within five (5) Business Days after a request by Parent to do so; provided, however, that (1) such five (5) Business Day period shall be extended for an additional five (5) Business Days following any material modification to any Company Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Company Takeover Proposal and once for each material amendment to such Company Takeover Proposal; (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board of Directors may make an Adverse Recommendation Change if (x) the Company is not in Willful and Material Breach of this Section 5.3 and (y) after receiving a bona fide unsolicited written Company Takeover Proposal, the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making any Adverse Recommendation Change, (A) the Company has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to Parent a copy of the Superior Proposal and a copy of any written proposed transaction documents with the person making such Superior Proposal, (B) the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate in good faith, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the three (3) Business Day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two (2) Business Days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Superior Proposal (which, for the avoidance of doubt, shall be subject to Section 5.3(e) and shall not be subject to this Section 5.3(f)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making an Adverse Recommendation Change in response to an Intervening Event if the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board of Directors to make an Adverse Recommendation Change would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Adverse Recommendation Change,

(A) the Company has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and directed its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board of Directors to make an Adverse Recommendation Change pursuant to this Section 5.3(f) and (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors, after consultation with outside counsel, the failure so to disclose would be reasonably likely to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger and the Share Issuance. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith); provided, however, that the Company, in connection with an Adverse Recommendation Change, a Company Takeover Proposal or a Superior Proposal may amend or supplement the Joint Proxy Statement and/or Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations. A “Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (a) an Adverse Recommendation Change, (b) a statement of the reason of the Board of Directors of the Company for making such Adverse Recommendation Change, (c) a factually accurate statement by the Company that describes the Company’s receipt of a Company Takeover Proposal or Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (d) additional information reasonably related to the foregoing.

(b) Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy

Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and advise the other party or any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Qualifying Amendment made in compliance with this Agreement.

(c) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting except (i) to the extent required by applicable Law or to solicit additional proxies or (ii) votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided that, unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than twenty (20) days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of an Adverse Recommendation Change, through the Company Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(d) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, Parent shall take all action necessary in accordance with applicable Laws and Parent’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to duly give notice of, convene and hold the Parent Shareholders’ Meeting for the purpose of obtaining the Parent Shareholder Approval and not postpone or adjourn the Parent Shareholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Parent Shareholder Approval have not been obtained; provided that, unless otherwise agreed by the parties, the Parent Shareholders’ Meeting may not be postponed or adjourned to a date that is more than twenty (20) days after the date for which the Parent Shareholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parent will, through the Parent Board of Directors, recommend that its shareholders approve this Agreement and will use reasonable best efforts to solicit from its shareholders proxies in favor of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of NASDAQ or applicable Laws to obtain such approvals.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Shareholders Meeting on the same date and at the same time.

Section 5.5 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger including, without limitation, prompt filing by the Company of the notice required by the Decision and Order (Docket No. 9355) issued by the Federal Trade Commission to the Company on December 4, 2013, (ii) the preparation of any financial information required by any Gaming Authority or Governmental Entity pursuant to applicable antitrust Laws, in each case in connection with the transactions contemplated by this Agreement and the OpCo Spin-Off Agreements, (iii) the satisfaction of the conditions to consummating the Merger, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (v) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, or to avoid an investigation, action, proceeding or other challenge of the legality of the transactions contemplated by this Agreement and the OpCo Spin-Off Agreements by, any Governmental Entity (which actions shall include furnishing all information and documentary material required by any Gaming Authority) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement (collectively, “Approvals”) and (vi) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Approval necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers. In furtherance of the foregoing, if and to the extent necessary to obtain an Approval, Parent shall propose amendments to the Master Lease and if the applicable Governmental Entity agrees that such proposed amendments would permit Approval to be granted, (A) the Company shall agree to all of such amendments that would not reasonably be expected to be detrimental to the Company and (B) if any of such amendments would reasonably be expected to be detrimental to the Company, the Company shall agree to such amendments as would not reasonably be expected to be detrimental to the Company and each of Parent and the Company shall negotiate in good faith with respect to compensation to the Company for and to the extent of any such detriment (which, for the avoidance of doubt, shall be determined net of any benefit to the Company resulting from amendments pursuant to this sentence which are beneficial to the Company). Each of Parent and the Company, as applicable, shall be required to sell, divest, dispose of, hold separate or otherwise agree to limit its freedom of action or to take any other action (each, a “Divestiture Action”) with respect to any assets, contracts, properties or businesses (including, with respect to Parent, those assets, contracts, properties or businesses of PropCo to be acquired by it under, or entered into in connection with, this Agreement) in order to obtain any Approval required to effect the Merger and the transactions contemplated hereby; provided, however, that, notwithstanding anything to the contrary in this Agreement, in no event shall Parent or the Company be obligated to propose or agree to accept any Divestiture Action: (i) in the case of Parent, (x) that obligates it to make any capital improvements at its properties or at properties of PropCo, or (y) to the extent such Divestiture Action, individually or in the aggregate, would constitute a Regulatory MAE and (ii) in the case of the Company, except as required by the immediately preceding sentence, that would require the Company (x) to sell, divest, dispose of, hold separate or otherwise limit its freedom of action with respect to any OpCo Asset (as defined in the Separation and Distribution Agreement), (y) retain any Pinnacle Asset or Pinnacle Liability (as such terms are defined in the Separation and Distribution Agreement) unless (i) such retention would not reasonably be expected to prevent, impede or materially delay the Closing, (ii) in the case of a PropCo Asset, Parent agrees that the Company may retain such PropCo Asset for no consideration or cost to the Company or OpCo and (iii) in the case of a Pinnacle Liability, Parent agrees to fully reimburse and indemnify the Company or OpCo, as applicable, against such Pinnacle Liability, with the form and substance of the agreements by Parent referenced in each of the preceding clauses (ii) and (iii) to be reasonably satisfactory to the Company in its good faith determination or (z) to amend the Master Lease, in each case in order to obtain any Approval. For purposes of this Section 5.5(a), one or more Divestiture Actions shall constitute a “Regulatory MAE” if, and only if, and to the extent such Divestiture Action, individually or in the aggregate with all other Divestiture Actions taken together, would reasonably be expected to result (after giving effect to any net after tax proceeds or other benefits reasonably expected to result from any such Divestiture Action) in a loss of value (measured on a net present value basis) to the Parent which exceeds $150 million.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.5. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity or third party regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity or third party. Neither party shall participate in any substantive meeting or teleconference with any Governmental Entity in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and applicable Law, gives the other party the opportunity to attend and participate thereat (whether by telephone or in person). Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or third party with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.5 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) In furtherance and not in limitation of the provisions of Section 5.5(a), Parent and Merger Sub agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and shareholders to, and the Company agrees to prepare and submit to the Gaming Authorities as promptly as practicable, and in any event no later than forty-five (45) calendar days from the date of this Agreement, all applications and supporting documents necessary to obtain all required Gaming Approvals.

(d) Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith to jointly develop a strategy for obtaining all necessary Approvals, with the Company entitled to take primary control and lead the strategy for Approvals primarily relating to the operations of the OpCo Business following the Effective Time and Parent entitled to take primary control and lead the strategy for Approvals primarily relating to the ownership of the Pinnacle Business (as such term is defined in the Separation and Distribution Agreement); provided that each of Parent and the Company shall, in good faith, take into consideration the other’s view regarding the strategies that it is entitled to lead and primarily control pursuant to this Section 5.5(d) including, to the extent practicable and permitted by applicable Law, advance notice, discussion and consideration of any suggestions or comments of the other party, prior to any material interaction with any Governmental Entity in connection with an Approval.

(e) The Company shall use its reasonable best efforts, and Parent shall use its reasonable best efforts to cooperate with the Company in its efforts, to obtain such third party consents or approvals under the leases set forth on Schedule 2.6(g) of the Separation and Distribution Agreement as are necessary and appropriate to permit all PropCo Assets and Pinnacle Liabilities (as such terms are defined in the Separation and Distribution Agreement) in respect thereof to be transferred to PropCo at or prior to the Distribution; provided that the Company shall not be not required to pay any fees, costs or expenses in order to obtain such consents or approvals that are not expressly required by the terms of such leases.

(f) Parent and the Company shall cooperate with each other reasonably and in good faith to make such arrangements as are necessary and appropriate to cause the OpCo Assets and OpCo Liabilities (as such terms are defined in the Separation and Distribution Agreement) with respect to the Community Improvement Districts and Transportation Development Districts for Kansas City, Missouri and St. Charles, Missouri and the Port Improvement District and Community Improvement District for St. Louis County to be transferred to OpCo on or prior to the Distribution or to (i) place the parties in equivalent economic circumstances as if such OpCo Assets and OpCo Liabilities had been transferred to OpCo as of immediately prior to the Distribution and (ii) provide OpCo with the right to appoint and elect representatives to govern such districts.

Section 5.6 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.7 Public Announcements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger or the transactions contemplated thereby and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.8 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Company shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (to the extent and for so long as such entities remain in existence following the Effective Time) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving

Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) The Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time, including the transactions contemplated hereby; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall be obligated to obtain a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by the Company prior to the date hereof. If (i) the Company elects, with the prior written consent of Parent, or (ii) Parent elects, then the Company or Parent, as applicable, may at Parent’s cost, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Company, exceed the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.8(c). For the avoidance of doubt, the costs incurred from the purchase of any “tail policy” shall be the responsibility of, and paid by, Parent (and shall not be deemed Transaction Expenses as such term is defined in the Separation and Distribution Agreement).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the DGCL, DLLCA or otherwise.

(f) The obligations of Parent and the Surviving Company under this Section 5.8 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.8 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8, and (ii) this Section 5.8 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns.

(g) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.8.

Section 5.9 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries operations.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Transaction Litigation. The Company shall provide Parent with the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. All costs of any stockholder litigation, including legal fees and any reasonable out-of-pocket expenses, shall be deemed Transaction Expenses as such term is defined in the Separation and Distribution Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement that contemplates any equitable relief or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement or the OpCo Spin-Off Agreements without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.12 Reorganization. None of the Company, Parent or Merger Sub shall take, or omit to take, any action that would, or would reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.13 NASDAQ Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 5.14 Company Indebtedness.

(a) The Company shall, and shall cause its Subsidiaries to, timely deliver all notices and take all other administrative actions required to facilitate (i) the termination of commitments, repayment in full of all outstanding loans or other obligations, release of any Liens securing such loans or obligations and guarantees in connection therewith, and replacement of or cash collateralization of any issued letters of credit in respect of that certain Amended and Restated Credit Agreement, dated as of August 13, 2013, by and among the Company, as borrower, the financial institutions party thereto as lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Company Credit Agreement,” and such termination and repayment, the “Company Credit Agreement Payoff”) and (ii) to the extent reasonably requested in writing by Parent or Merger Sub no later than ten (10) Business Days prior to the Closing Date with respect to any indebtedness incurred by the Company or any of its Subsidiaries after the date hereof in compliance with Section 5.1(b)(K) (other than under the Company Credit Agreement or guarantees of the Company Notes) (it being understood that the Company shall promptly and in any event no later than fifteen (15) Business Days prior to the Closing Date notify Parent in writing of the amount of any such indebtedness incurred or to be incurred and expected to be outstanding on the Closing Date), repayment in full of all obligations in respect of such indebtedness (except any such Indebtedness to be assumed by OpCo or OpCo’s Subsidiaries after giving effect to the Merger or for which PropCo and its Subsidiaries (after the Effective Time) will not have liability after the Effective Time) and release of any Liens securing such indebtedness and guarantees in connection therewith (except (x) any such Indebtedness to be assumed by OpCo or OpCo’s Subsidiaries after giving effect to the Merger or for which PropCo and its Subsidiaries (after the Effective Time) will not have liability after the Effective Time and (y) guarantees of Company Notes), in each case, on the Closing Date. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent and Merger Sub no later than three (3) Business Days prior to the Closing Date payoff letters with respect to the Company Credit Agreement and, to the extent requested by Parent or Merger Sub no later than ten (10) Business Days prior to the Closing Date, any indebtedness (except such indebtedness to be assumed by OpCo or OpCo’s Subsidiaries after giving effect to the Merger or for which PropCo and its Subsidiaries (after the Effective Time) will not have liability after the Effective Time) incurred by any of the Company and its Subsidiaries after the date hereof in compliance with Section 5.1(b)(K) (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the persons to which such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on or prior to the Closing Date, be released and terminated.

(b) If requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to, (i) issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of any of the Company’s 7.75% Senior Subordinated Notes due 2022 (the “7.75% Notes”), 8.75% Senior Subordinated Notes due 2020 (the “8.75% Notes”), 6.375% Senior Notes due 2021 (the “6.375% Notes”) and 7.50% Senior Notes due 2021 (together with the 7.75% Notes, 8.75% Notes and 6.375% Notes, the “Company Notes”), pursuant to the Note Indentures in order to effect a redemption on the Closing Date; provided that any such redemption notice shall be subject to and conditioned upon the occurrence of the Effective Time, and (ii) provide any other cooperation reasonably requested by Parent (which shall not require the payment of funds by the Company or its Subsidiaries towards the Discharge) to facilitate the redemption of the Company Notes (and/or, if elected by Parent, satisfaction and discharge of such Company Notes pursuant to the Note Indentures) effective as of and conditioned upon the occurrence of the Effective Time. The Company shall not be required to take any action, to the extent it determines, after consultation with outside counsel, that such action would reasonably be expected to violate the terms of any Contract to which it is a party. Notwithstanding anything in this Agreement, any costs incurred or liabilities arising out of or in connection with any Discharge shall be borne by Parent and shall not be deemed Transaction Expenses (as such term is defined in the Separation and Distribution Agreement).

(c) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase and consent solicitations related to any or all of the Company Notes, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent and reasonably satisfactory to the Company (each, a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that (i) Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the documents governing the applicable series of Company Notes and the applicable federal securities Laws and Gaming Laws and (ii) the Company shall not be required to commence any Debt Tender Offer or to take any action in connection therewith that would reasonably be expected to violate the terms of the Company Credit Agreement or the Company Notes, and the Company shall not be obligated to take actions to modify the Company Credit Agreement or the Company Notes. Notwithstanding the foregoing, but subject to the preceding proviso, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting Parent with its preparation of the offers to purchase, consent solicitation statements, letters of transmittal and/or forms of consent. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers; provided that the Company shall take such actions as it reasonably determines are necessary or advisable to comply with the Company Credit Agreement, the Company Notes and the federal securities Laws or Gaming Laws (and shall not take any action requested by Parent that would reasonably be expected to violate the Company Credit Agreement, the Company Notes or the federal securities Laws or Gaming Laws). Subject to the making of the OpCo Cash Payment pursuant to the terms of this Agreement and the Separation and Distribution Agreement, Parent shall ensure that on the Closing Date the Company has all funds necessary to pay for such Company Notes that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers.

(d) It is understood and agreed that (i) all fees (including breakage fees), costs, expenses (including reasonable fees and disbursements of counsel) and liabilities (including the portion of accrued and unpaid interest that is a Pinnacle Liability pursuant to the Separation and Distribution Agreement) in connection with, or arising out of, the Company Credit Agreement Payoff, the Discharge of the Company Notes and any Debt Tender Offers for the Company Notes shall be borne by Parent and shall not be deemed Transaction Expenses (as such term is defined in the Separation and Distribution Agreement) (it being understood, for the avoidance of doubt, that this clause (i) shall not apply to any fees, costs, expenses and liabilities in connection with the Company Financing) and (ii) to the extent any of such fees, costs, expenses and liabilities are paid or borne by the Company, Parent shall promptly (and in any event no later than the Closing Date) reimburse the Company for such fees, costs, expenses and liabilities.

(e) Subject to the Company’s compliance with Section 5.14(a), (b) and (c) and to the making of the OpCo Cash Payment on the Closing Date, Parent shall cause (i) the Company Credit Agreement Payoff to occur on the Closing Date and (ii) either (x) the Discharge of all of the Company Notes to be consummated on the Closing Date or (y) with respect to the Company Notes not so Discharged, such Company Notes shall have been (in each case in a manner that is effective on the Closing Date) acquired and cancelled pursuant to a Debt Tender Offer (and any Company Notes not so acquired and cancelled or Discharged shall have been modified or waived (including with respect to any related indentures) in a manner reasonably satisfactory to Parent and the Company (and in compliance with all applicable federal securities Laws, Gaming Laws, the Company Credit Agreement and the Company Notes) to permit the Merger, the Distribution, the release of OpCo and all subsidiaries of OpCo as guarantors of any Company Notes and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the OpCo Spin-Off Agreements).

Section 5.15 Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other of any fact, event or circumstance known to it that (a) has had or is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to have a Company Material Adverse Effect, in the case of the Company, or Parent Material Adverse Effect, in the case of Parent or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.15 or the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

Section 5.16 OpCo Spin-Off Agreements.

(a) The Company shall use its reasonable best efforts to consummate the Distribution in accordance with Section 1.1 and the OpCo Spin-Off Agreements. Without limiting the foregoing, the Company shall use its reasonable best efforts to cause each condition set forth in Section 3.2 of the Separation and Distribution Agreement (other than Section 3.2(a)) to be satisfied as promptly as practicable following the date hereof, including preparing and filing a registration statement on Form 10 as soon as reasonably practicable (together with any amendments, supplements, prospectuses or information statements in connection therewith, the “Spin-Off Registration Statement”) to register the OpCo shares to be distributed in the Distribution. The Company shall timely provide drafts of the Spin-Off Registration Statement (and any amendments or supplement thereto) to Parent for review and comment (which comments shall be considered by the Company in good faith). Each of the Company and Parent shall cooperate reasonably with each other, and shall cause their respective Affiliates to so cooperate, to effectuate the transactions contemplated by OpCo Spin-Off Agreements and the Spin-Off Registration Statement.

(b) Any changes proposed by the Company to any of the OpCo Spin-Off Agreements from the forms attached to this Agreement as Exhibits A-D shall be subject to the prior approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed; provided that it shall be deemed reasonable for Parent to withhold its consent to any amendment which would be adverse to Parent in Parent’s good faith determination). Following the execution of the OpCo Spin-Off Agreements, the Company shall not, nor shall the Company permit any of its Subsidiaries to, alter, amend or otherwise revise the OpCo Spin-Off Agreements, or waive any term thereof or any condition to the obligations thereunder, without the prior approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed; provided that it shall be deemed reasonable for Parent to withhold its consent to any alteration, amendment, revision or waiver which would be adverse to Parent in Parent’s good faith determination).

Section 5.17 Financing.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, at Parent’s sole expense (provided that, notwithstanding the foregoing, expenses related to providing information under clauses (ii) and (v) below shall be paid 50% by the Company and 50% by Parent in the event such information is required to be included in the Joint Proxy Statement/Prospectus), provide to Parent such cooperation as is reasonably requested by Parent in connection with the Parent Financing or the Parent Equity Financing (provided that such requested cooperation (A) is consistent with applicable Law, (B) does not unreasonably interfere with the operations of the Company and its Subsidiaries, and (C) does not cause any director, officer or employee of the Company or any of its Subsidiaries or any Representatives to incur any personal liability), including (i) assisting with the preparation of customary materials relating to the Company and its Subsidiaries for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily required in connection with the Parent Financing or the Parent Equity Financing; (ii) as promptly as reasonably practical, furnishing Parent and its Financing Sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in good faith in a timely manner and that is customarily required to (x) prepare any offering memorandum, registration statement, confidential information memorandum, lender presentation and other materials customarily required in connection with the Parent Financing (including (A) financial and other information regarding the Company and its Subsidiaries required to be provided to Parent’s Financing Sources pursuant to clause (ix) of Annex II of the Parent Financing Commitment as in effect as of the date hereof and, to the extent reasonably requested by Parent in good faith in a timely manner, the financial and other information regarding the Company and its Subsidiaries set forth in Section 2 and clause (x) of Annex II of the Parent Financing Commitment as in effect as of the date hereof to the extent customary and appropriate with respect to the Company and its Subsidiaries (or comparable provisions of any commitment for Parent Alternate Financing) and (B) the Financing Information) or (y) prepare a registration statement on Form S-1 or S-3 customarily required in connection with a Parent Equity Financing; (iii) using reasonable best efforts to obtain customary accountants’ comfort letters from the Company’s independent accountants (including “negative assurance” comfort) with respect to the financial information regarding the Company and its Subsidiaries referenced in clause (ii) to the extent such financial information is customarily subject to a comfort letter (including providing any necessary management representation letters) and (iv) assisting Parent with Parent’s preparation of pro forma financial information and pro forma financial statements as they relate to the Company and its Subsidiaries for rating agency presentations, bank information memoranda, registration statements and offering memoranda utilized in connection with the Parent Financing or the Parent Equity Financing.

(b) Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 5.17 or otherwise in connection with the Parent Financing, (i) to pay any commitment or other similar fee prior to the Effective Time that is not advanced or reimbursed promptly by Parent or (ii) to incur any cost or expense (including any cost of producing any Carve-Out Financials requested by Parent or its Financing Sources with respect to the Parent Financing or the Parent Equity Financing but not otherwise required by the SEC in connection with the Joint Proxy Statement/Prospectus) unless such cost or expense is promptly reimbursed by Parent (and in any event no later than the earlier of (1) immediately prior to the Distribution and (2) the termination of this Agreement in accordance with Article VII). Parent shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with any action taken by them at the request of Parent or Merger Sub pursuant to this Section 5.17 or in connection with the arrangement of the Parent Financing other than to the extent such losses arise from the bad faith, gross negligence or willful misconduct of the Company or its Subsidiaries. Nothing contained in this Section or otherwise shall require the board of directors of the Company or any of its Subsidiaries (as constituted prior to the Effective Time) to approve any Parent Financing or any Financing Agreement or other agreement related thereto. Further, nothing contained in this Section or otherwise shall require the Company to be an issuer or other obligor with respect to any Parent Financing on or prior to the Closing. All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their respective Representatives pursuant to this Section 5.17 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders and investors and their respective officers, employees, representatives and advisors as required in connection with any Parent Financing or Parent Equity Financing subject to confidentiality protections customary for such Parent Financing and, in the case of any Parent Equity Financing or Parent Financing consisting of securities, to the extent required by applicable federal securities Laws. This Section 5.17(b) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Company and its Subsidiaries, and OpCo and its Subsidiaries (and the Company, OpCo and such Subsidiaries shall be third party beneficiaries of the Parent’s obligations under this Section 5.17(b)), and their respective successors and assigns, and shall be binding on Parent and its successors and assigns.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Parent Debt Financing on or before the Closing on the terms and conditions described in the Parent Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.17(d)), including using reasonable best efforts to:

(i) comply with, maintain in effect and enforce the Parent Financing Commitment, and, once entered into, the Financing Agreements with respect thereto;

(ii) negotiate Financing Agreements with respect to the Parent Debt Financing on the terms and conditions contained in the Parent Financing Commitment, or on other terms reasonably acceptable to Parent and not in violation of this Section 5.17;

(iii) satisfy on a timely basis all conditions applicable to the Parent Debt Financing in the Parent Financing Commitment and any Financing Agreements with respect thereto; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Parent Lenders in accordance with the Parent Financing Commitment that prevents, impedes or delays the Closing, enforce its rights under the Parent Financing Commitment and any Financing Agreements with respect thereto.

(d) Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Parent Financing Commitment without the prior written consent of the Company if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) reduce the aggregate amount of the Parent Debt Financing from that contemplated by the Parent Financing Commitment as in effect on the date hereof, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Parent Debt Financing, in each case, in a manner that could adversely impact the ability of Parent to obtain the Parent Debt Financing or (iv) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Parent Financing Commitment; it being understood that notwithstanding the foregoing Parent may (x) amend the Parent Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Parent Financing Commitment as of the date of this Agreement, (y) reduce the aggregate amount of the Parent Debt Financing by the amount of, or the amount of any commitment for, any debt financing of Parent and/or GLP Capital, L.P., the terms of which comply with clauses (i), (iii) and (iv) above (any such financing, a “Parent Permanent Financing,” and together with the Parent Debt Financing, the “Parent Financing”) and (z) reduce the aggregate amount of the Parent Debt Financing by the amount raised by Parent through the Parent Equity Financings. Upon any amendment, supplement, modification, replacement, termination, reduction or waiver of the Parent Financing Commitment in accordance with this Section 5.17(d), Parent shall deliver a copy thereof to the Company (including any principal documents entered into in connection with a Parent Permanent Financing or Parent Equity Financing) and (i) references herein to “Parent Financing Commitment” shall include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(d) (including any documents entered into in connection with a Parent Permanent Financing or Parent Equity Financing) and (ii) references to “Parent Debt Financing” or “Parent Financing” shall include the financing contemplated by the Parent Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(d) and by any Parent Permanent Financing or Parent Equity Financing.

(e) Notwithstanding Section 5.17(d) above, in the event any portion of the Parent Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Parent Financing Commitment (other than, for the avoidance of doubt, with respect to any reduction of the Parent Financing Commitment solely by the terms thereof with respect to any Parent Permanent Financing or Parent Equity Financing), (A) Parent shall promptly notify the Company and (B) Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (the “Parent Alternate Financing”) (x) on conditions not less favorable to Parent and Merger Sub than the Parent Financing Commitment, (y) at least equal to the amount of such portion of the Parent Financing Commitment and in an amount sufficient to consummate the Merger on the Closing Date as promptly as practicable following the occurrence of such event (and in any event no later than Closing) and (z) other than as set forth in (x) or (y), on terms not materially less beneficial to Parent or Merger Sub. Copies (redacted for provisions related to fee amounts to the extent required by the applicable Financing Sources) of any new financing commitment letter (including any associated engagement letter and related fee letter) shall be promptly provided to the Company. In the event any Parent Alternate Financing is obtained in accordance with this Section 5.17, any reference in this Agreement to “Parent Financing Commitment”, “Parent

Debt Financing” or “Parent Financing” shall include the debt financing contemplated by such Parent Alternate Financing. Except as provided elsewhere in this Section 5.17 and subject to the limitations in Section 5.17(d), nothing contained in this Agreement shall prohibit Parent from entering into Financing Agreements relating to the Parent Debt Financing; provided that such Financing Agreements may contain other conditions if such Financing Agreements do not result in a reduction or replacement of Parent Financing Commitments prior to the funding of the Parent Financing under such Financing Agreement.

(f) Parent shall (i) give the Company prompt written notice of any default, breach or threatened breach in writing by any party of any of the Parent Financing Commitment or Financing Agreements related thereto of which Parent, Merger Sub or any of their Representatives or Affiliates become aware or any termination or threatened termination in writing thereof, and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Parent Debt Financing (or any Parent Permanent Financing or Parent Alternate Financing or Parent Equity Financing).

(g) In the event any Parent Financing or Parent Equity Financing is funded in advance of the Closing Date (or any other financing constituting an “Automatic Commitment Reduction” as defined in the Parent Financing Commitment as in effect as of the date hereof is consummated), Parent, or its applicable Subsidiary, shall keep and maintain at all times prior to the Closing Date the proceeds of such Parent Financing or Parent Equity Financing available for the purpose of funding the transactions contemplated by this Agreement and such proceeds shall be maintained as unrestricted cash or cash equivalents, free and clear of all Liens; provided that if the terms of such Parent Financing or Parent Equity Financing requires the proceeds of such Parent Financing or Parent Equity Financing to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, solely to the extent the conditions to the release of such funds are no more onerous than the Parent Financing Commitment; provided, further, that the proceeds of any such Parent Financing or Parent Equity Financing may be used to repurchase any or all of the Company Notes prior to the Closing Date so long as such Company Notes are redeemed, repurchased and/or satisfied and discharged on or prior to the Closing Date.

(h) Parent shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, at the Company’s sole expense, provide to the Company such cooperation as is reasonably requested by the Company in good faith in a timely manner and consistent with Article XVII of the Master Lease as if such agreement were in effect at such time and that is customarily required in connection with the Company Financing to assist the Company in connection with the granting of any Liens on any leasehold interest in property subject to the Master Lease required under any Financing Agreement related to such Company Financing, and to otherwise take such actions in connection with the Company Financing as may be required under Article XVII of the Master Lease (as if such agreement were in effect), including to the extent any consents, approvals, estoppel certificates or subordination and non-disturbance agreements are required by the Company and its Financing Sources under any Financing Agreement related to such Company Financing (provided that such requested cooperation (A) is consistent with applicable Law, (B) does not unreasonably interfere with the operations of Parent and its Subsidiaries and (C) does not cause any director, officer or employee of Parent or any of its Subsidiaries or any Representatives to incur any personal liability).

(i) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Company Debt Financing on or before the Closing on the terms and conditions described in the Company Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.17(j)), including using reasonable best efforts to:

(i) comply with, maintain in effect and enforce the Company Financing Commitment, and, once entered into, the Financing Agreements with respect thereto;

(ii) negotiate Financing Agreements with respect to the Company Debt Financing on the terms and conditions contained in the Company Financing Commitment, or on other terms reasonably acceptable to Parent and not in violation of this Section 5.17;

(iii) satisfy on a timely basis all conditions applicable to the Company Debt Financing in the Company Financing Commitment and any Financing Agreements with respect thereto; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Company Lenders in accordance with the Company Financing Commitment that prevents, impedes or delays the Closing, enforce its rights under the Company Financing Commitment and any Financing Agreements with respect thereto.

(j) The Company shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Company Financing Commitment without the prior written consent of Parent if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) reduce the aggregate amount of the Company Debt Financing from that contemplated by the Company Financing Commitment as in effect on the date hereof, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Company Debt Financing, in each case, in a manner that could adversely impact the ability of the Company to obtain the Company Debt Financing or (iv) adversely impact in any material respect the ability of the Company to enforce its rights against the other parties to the Company Financing Commitment; it being understood that notwithstanding the foregoing the Company may (x) amend the Company Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Company Financing Commitment as of the date of this Agreement and (y) reduce the aggregate amount of the Company Debt Financing by the amount of any debt financing, the terms of which comply with clauses (i), (iii) and (iv) above (any such financing, a “Company Permanent Financing”, and together with the Company Debt Financing, the “Company Financing”). Upon any amendment, supplement, modification, replacement, termination, reduction or waiver of the Company Financing Commitment in accordance with this Section 5.17(j), the Company shall deliver a copy thereof to Parent (including any principal documents entered into in connection with a Company Permanent Financing) and (i) references herein to “Company Financing Commitment” shall include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(j) (including any documents entered into in connection with a Company Permanent Financing) and (ii) references to “Company Debt Financing” or “Company Financing” shall include the financing contemplated by the Company Financing Commitment as amended, supplemented, modified, replaced, terminated reduced or waived in compliance with this Section 5.17(j) and by any Company Permanent Financing.

(k) Notwithstanding Section 5.17(j) above, in the event any portion of the Company Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Company Financing Commitment (other than, for the avoidance of doubt, with respect to any reduction of the Company Financing Commitment solely by the terms thereof with respect to any Company Permanent Financing), (A) the Company shall promptly notify Parent and (B) the Company shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (the “Company Alternate Financing”) (x) on conditions not less favorable to the Company than the Company Financing Commitment, (y) at least equal to the amount of such portion of the Company Financing Commitment in an amount sufficient to make the OpCo Cash Payment on the Closing Date as promptly as practicable following the occurrence of the Distribution (and in any event no later than Closing) and (z) other than as set forth in (x) or (y), on terms not materially less beneficial to the Company. Copies (redacted for provisions related to fee amounts to the extent required by the applicable Financing Sources) of any new financing commitment letter (including any associated engagement letter and related fee letter) shall be promptly provided to Parent. In the event any Company Alternate Financing is obtained in accordance with this Section 5.17, any reference in this Agreement to “Company Financing Commitment”, “Company Debt Financing” or “Company Financing” shall include the debt financing contemplated by such Company Alternate Financing. Except as provided elsewhere in this Section 5.17 and subject to the limitation in Section 5.17(j), nothing contained in this Agreement shall prohibit the Company from entering into Financing Agreements relating to the Company Debt Financing; provided that such Financing Agreements may contain other conditions if such Financing Agreements do not result in a reduction or replacement of the Company Financing Commitment prior to the funding of the Company Financing under such Financing Agreements.

(l) The Company shall (i) give Parent prompt written notice of any default, breach or threatened breach in writing by any party of any of the Company Financing Commitment or Financing Agreements related thereto of which the Company or any of its Representatives or Affiliates becomes aware or any termination or threatened termination in writing thereof, and (ii) otherwise keep Parent reasonably informed of the status of its efforts to arrange the Company Debt Financing (or any Company Permanent Financing).

(m) In the event any Company Financing is funded in advance of the Closing Date, the Company shall keep and maintain at all times prior to the Closing Date the proceeds of such Company Financing available for the purpose of funding the transactions contemplated by the OpCo Spin-Off Agreements and such proceeds shall be maintained as unrestricted cash or cash equivalents, free and clear of all Liens; provided that if the terms of such Company Financing requires the proceeds of such Company Financing to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, solely to the extent the conditions to the release of such funds are no more onerous than the Company Financing Commitment.

(n) Each of Parent, Merger Sub and the Company acknowledges and agrees that neither the obtaining of the Parent Financing, the Parent Equity Financing nor the Company Financing is a condition to the Closing.

(o) From and after the date hereof until the earlier of the Effective Time and the Termination Date, Parent shall, and shall cause its applicable Subsidiaries to, (i) maintain availability for revolving loans under the Parent Credit Agreement in an amount (the “Required Parent Revolver Amount”) equal to $411,000,000 minus (x) the proceeds of any Parent Permanent Financing or Parent Equity Financing that does not reduce the bridge commitments under the Parent Financing Commitment, and (y) to the extent the terms thereof comply with Section 5.17(d)(i), (iii) and (iv), the aggregate proceeds contemplated by any commitment for any revolving loans under the Parent Credit Agreement, and, in the case of each of clause (x) and (y) above, subject to Section 5.17(g) and (ii) in the event the Required Parent Revolver Amount is greater than $0, ensure that the conditions precedent set forth in Section 4.02 of the Parent Credit Agreement or otherwise applicable to borrowings of revolving loans under the Parent Credit Agreement shall be capable of being satisfied at all times prior to, and on, the Closing Date (as if the Required Parent Revolver Amount were being borrowed on such date); provided that in the event that all or any portion of the Required Parent Revolver Amount becomes unavailable on the terms and conditions contemplated in the Parent Credit Agreement, Parent shall have sixty (60) days to (x) cure such unavailability under the Parent Credit Agreement or (y) arrange and obtain alternative financing from alternative sources (1) on conditions not less favorable to Parent and Merger Sub than the Parent Financing Commitment and (2) at least equal to the amount of such portion of the Required Parent Revolver Amount; provided that in no event shall such sixty (60) day period extend beyond the date on which the Closing Date is required to occur. Copies (redacted for provisions related to fee amounts to the extent required by the applicable Financing Sources) of any new financing commitment letter (including any associated engagement letter and related fee letter) shall be promptly provided to the Company.

Section 5.18 Asset Sales. After the date hereof but prior to the Effective Time, at Parent’s direction, the Company will enter into one or more Purchase Agreements (each, a “Purchase Agreement”) pursuant to which Parent, a limited partnership or other entity to be formed by Parent or a Subsidiary of Parent (in each case, an “Acquisition Vehicle”), would purchase, and the Company and certain Subsidiaries would sell, certain assets and equity interests of PropCo that are PropCo Assets (as such term is defined in the Separation and Distribution Agreement) specified by the Purchase Agreement therein that Parent in good faith deems necessary or appropriate to permit the assets, income, and operations of the Company and its Subsidiaries to be consistent with the status of Parent as a REIT under the Code (taking into account the transactions contemplated by the OpCo Spin-Off Agreements) from and after the Effective Time (the “Asset Sales”) on the terms and subject to the conditions specified by the Purchase Agreement therein; provided that (a) the Company’s obligation to consummate any Asset Sales as contemplated by this Section 5.18 shall be subject to the condition that (i) the conditions set forth in Section 6.1 and Section 6.2 have been satisfied, (ii) that Parent has confirmed that Parent is prepared to proceed immediately with the Closing, and (iii) that Parent shall have delivered to the Company the certificate referred to in Section 6.2(d); (b) concurrently with Parent’s delivery of the certificate referred to in clause (a)(iii) of this proviso, the Company shall deliver the certificate referred to in Section 6.3(d) and the documents, agreements and instruments referred to in this Section 5.18; and (c) following the delivery by Parent of the certificate referred to in clause (a)(iii) of this proviso and the delivery by the Company of the items referred to in clause (b) of this proviso, all conditions set forth in Section 6.3 shall be deemed to have been satisfied or waived. The closing of the Asset Sales would occur immediately prior to the Effective Time. The Company agrees to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things as may be reasonably necessary to consummate and make the Asset Sales, if any, effective immediately prior to the Effective Time, including (i) execution and delivery of Purchase Agreements in form and substance acceptable to the Parent, (ii) execution and delivery of such other documents, agreements, deeds and instruments and taking such other actions as may be reasonably requested by the Parent, and (iii) execution and delivery of appropriate amendments to this Agreement to give effect to such Asset Sales; provided that in no event, shall the Company be obligated to incur liability, pay costs or other monies or take any irrevocable action prior to the time which is immediately prior to the Effective Time. Any indebtedness of the Acquisition Vehicle to the Company or any of its Subsidiaries in connection with such Asset Sales shall be on arm’s length terms. Notwithstanding anything in the foregoing, (i) any costs incurred or liabilities arising out of or in connection with any Asset Sale shall be deemed a Pinnacle Liability (as defined in the Separation and Distribution Agreement) for purposes of the Transaction Documents (as defined in the Separation and Distribution Agreement) and shall not be deemed Transaction Expenses (as defined in the Separation and Distribution Agreement) and (ii) no Asset Sale shall materially delay or prevent the consummation of the Merger or the other transactions contemplated thereby.

Section 5.19 Obligations of Merger Sub. Parent shall take all action necessary to cause each of Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 5.20 Master Lease Schedule. The Company shall prepare and deliver to Parent no later than one hundred twenty (120) days after the date of this Agreement, Schedule C to the Master Lease (“Schedule C”) setting forth for each Facility (as defined in the Master Lease) all space currently utilized in the operation of such Facility, including, without limitation, all public spaces, back of the house, employee areas and other service areas. The Company shall provide Parent with a reasonable opportunity to review and comment on Schedule C (which comments shall be considered by the Company in good faith), including providing reasonable supporting detail at Parent’s request, and the final form of Schedule C shall be reasonably acceptable to Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The Company Stockholder Approval and (ii) the Parent Shareholder Approval shall have been obtained;

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any of the transactions contemplated hereby, including under the OpCo Spin-Off Agreements;

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC;

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(e) All Requisite Gaming Approvals shall have been duly obtained and shall be in full force and effect;

(f) The Spin-Off Registration Statement shall have become effective under the Securities Act and the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC and not concluded or withdrawn;

(g) The Distribution shall have been completed in accordance with the OpCo Spin-Off Agreements; and

(h) No Action shall be pending before, or threatened in writing by, the U.S. Antitrust Division of the Department of Justice or the Federal Trade Commission wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or the OpCo Spin-Off Agreements or any of the transactions contemplated hereby or thereby, declare unlawful the transactions contemplated by this Agreement or the OpCo Spin-Off Agreements or cause such transactions to be rescinded or reasonably be expected to cause a Regulatory MAE.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) (i) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.1(d), Section 4.1(e), Section 4.2(a) and Section 4.11 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the other representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except with respect to this clause (ii) where such failures to be so true and correct (without regard to “materiality” and similar qualifiers contained in such representations and warranties) have not and would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(d) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied;

(e) The Company shall have received a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters, including representation letters from each of Parent and the Company, in each case, in form and substance satisfactory to such counsel; and

(f) The Company shall have received a written opinion from KPMG LLP, dated as of the Closing Date and addressed to the Company, in form and substance satisfactory to the Company, that, commencing with Parent’s taxable year ended December 31, 2014, Parent has been organized and operated in conformity with the requirements for qualification as a REIT under the Code and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code thereafter, as well as copies of all certifications provided by Parent to such firm in connection with its opinion.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) (i) the representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2 (other than Section 3.2(a)), Section 3.3(a), Section 3.19, Section 3.20 and Section 3.22 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect contained in such representations and warranties) has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied; and

(e) Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Parent, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters, including representation letters from each of Parent and the Company, in each case, in form and substance satisfactory to such counsel.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s Willful and Material Breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to March 31, 2016 (provided that if on March 31, 2016 the condition to closing set forth in Section 6.1(b), Section 6.1(e) or Section 6.1(h) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on June 30, 2016) or waived by all parties entitled to the benefit of such conditions, then, at the election of Parent, such date may be extended to June 30, 2016 (the “End Date Extension”)) if Parent provides written notice to the Company on or prior to March 31, 2016 (March 31, 2016, as such date may be extended by the End Date Extension, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if (i) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained or (ii) the Parent Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Shareholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within thirty (30) days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within thirty (30) days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b)); or

(g) by Parent, prior to receipt of the Company Stockholder Approval in the event of an Adverse Recommendation Change.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in the Confidentiality Agreement, this Section 7.2, Section 7.3, the provisions of Section 5.17(b) and liability arising out of or the result of, fraud or any Willful and Material Breach of any covenant or agreement or Willful and Material Breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved party shall not be limited to expense reimbursement or any fee payable pursuant to Section 7.3, and shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fee; Expenses.

(a) If this Agreement is terminated:

(i) by Parent pursuant to Section 7.1(g) in the event of an Adverse Recommendation Change; or

(ii) (x) by the Company or Parent pursuant to Section 7.1(d)(i) hereof, (y) a Company Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least fifteen (15) Business Days prior to the Company Stockholders’ Meeting and (z) within twelve (12) months of the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Company Takeover Proposal with a third party;

then the Company shall pay to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), within two (2) Business Days of such termination, or, in the case of clause (ii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Company Takeover Proposal and the consummation of such transactions.

(b) If this Agreement is terminated by (A) either Parent or the Company pursuant to Section 7.1(c) in connection with any injunction, order, decree or ruling relating to gaming, antitrust or related Laws or any related consents or approvals, including the Gaming Approvals or (B) either Parent or the Company pursuant to Section 7.1(b) and at the time of such termination, any of the conditions set forth in Section 6.1(b), Section 6.1(e) or Section 6.1(h) shall not have been satisfied and the conditions in Section 6.1(a)(i), Section 6.1(f), Section 6.3(a), Section 6.3(b), Section 6.3(c) and Section 6.3(d) have been satisfied or are capable of being satisfied at or prior to the Closing, then Parent shall pay to the Company promptly (but in any event no later than the second Business Day after such termination), the Parent Termination Fee; provided that Parent shall not be obligated to pay such fee if the primary cause of such termination was an adverse suitability finding under Gaming Laws with respect to the OpCo Business.

(c) Expense Reimbursement. If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d)(ii), Parent shall pay the Company $20,000,000 in respect of the Company’s expenses in connection with this Agreement (the “Company Expense Reimbursement”), by wire transfer (to an account designated in writing by the Company) in immediately available funds within two (2) Business Days after such termination. If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d)(i), the Company shall pay Parent the Parent Expense Reimbursement in respect of Parent’s expenses in connection with this Agreement, by wire transfer (to an account designated in writing by Parent) in immediately available funds within two (2) Business Days after such termination. Notwithstanding anything to the contrary in this Section 7.3(c), in the event that both the Company Stockholder Approval and the Parent Shareholder Approval have not been obtained at the Company Stockholders’ Meeting and the Parent Shareholders’ Meeting, respectively, neither the Company nor Parent shall be entitled to receive the Company Expense Reimbursement or the Parent Expense Reimbursement, respectively. “Parent Expense Reimbursement” shall be an amount equal to the lesser of (i) $20,000,000 (the “Maximum Expense Amount”) and (ii) the maximum amount, if any, that can be paid to Parent, without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute income described in Sections 856(c)(2)(A)—(I) and 856(c)(3)(A)—(I) of the Code (“Qualifying Income”), and (b) the recipient has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income which was not Qualifying Income), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent, receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that Parent’s receipt of the Maximum Expense Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”), the Parent Expense Reimbursement shall be an amount equal to the Maximum Expense Amount and the Company shall, upon receiving notice that Parent, as the case may be, has received the Tax Guidance, pay to Parent the unpaid Maximum Expense Amount within five (5) Business Days. In the event that Parent is not able to receive the full Maximum Expense Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within three (3) Business Days of termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Maximum Expense Amount or the maximum amount stated in the letter referred to in (i) of this sentence within five (5) Business Days after the Company has been notified thereof. The obligation of the Company, as the case may be, to pay any unpaid portion of the Maximum Expense Amount shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Maximum Expense Amount terminates shall be released to the Company. “Parent Termination Fee” shall be an amount equal to $150,000,000. “Company Termination Fee” shall be an amount equal to the lesser of (i) $60,000,000 (the “Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment of such amount did not constitute Qualifying Income, and (b) Parent has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Parent which was not Qualifying Income), in each case as determined by independent accountants to Parent. Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within three (3) Business Days of termination and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events the Company shall pay to Parent the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in (i) of this sentence within five (5) Business Days after the Company has been notified thereof.

(d) The payment of the Parent Termination Fee or the Company Termination Fee, as applicable (in each case, a “Termination Fee Payment”) shall be compensation and liquidated damages for the loss suffered by the Company or the Parent, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither party shall have any other liability to the other after the payment of such Termination Fee Payment, except in the case of fraud or a Willful and Material Breach. The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company. Notwithstanding anything to the contrary in this Agreement, if the

Termination Fee Payment shall become due and payable in accordance with Section 7.3(a) or Section 7.3(b), as applicable, from and after such termination and payment of the Termination Fee Payment pursuant to and in accordance with Section 7.3(a) or Section 7.3(b), as applicable, the paying party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 7.3(a) or Section 7.3(b), as applicable, except in the case of fraud or a Willful and Material Breach. Each of the parties hereto acknowledges that the Termination Fee Payment, Parent Expense Reimbursement and Company Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such Termination Fee Payment and/or expense reimbursement is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any party be entitled to more than one payment of the Termination Fee Payment in connection with a termination of this Agreement pursuant to which the Termination Fee Payment is payable, and if the Termination Fee Payment is payable at such time as the receiving party has already received payment or concurrently receives payment from the paying party in respect of the Parent Expense Reimbursement or the Company Expense Reimbursement, as applicable, the amount of such Parent Expense Reimbursement or Company Expense Reimbursement actually received by Parent or the Company, as applicable, shall be deducted from the Termination Fee Payment. Solely for purposes of this Section 7.3, “Company Takeover Proposal” shall have the meaning ascribed thereto in Section 8.15(b)(v), except that all references to 15% shall be changed to 50.1%.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if a party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) such party shall reimburse the other party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary herein, any action, claim, controversy or dispute of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Financing Source in connection with this Agreement, the Parent Debt Financing, the Company Debt Financing or the transactions contemplated hereby or thereby shall be governed by, and construed in accordance with, the law of the State of New York; provided, however, that (i) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Merger Agreement Representations (as defined in the Parent Financing Commitment) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective affiliates have the right to terminate its obligations under this Merger Agreement, or to decline to consummate the Acquisition pursuant to this Agreement and (iii) the determination of whether the Acquisition has been consummated in accordance with the terms of this Agreement, in each case, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including, for the avoidance of doubt, the Company causing Parent to comply with its obligations pursuant to Section 5.17(c)) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties further agree that no party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Parent Debt Financing or the Company Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7 or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Gaming and Leisure Properties, Inc.

825 Berkshire Blvd., Suite 400

Wyomissing, Pennsylvania 19610

Facsimile:          (610) 401-2901

Email:                bmoore@glpropinc.com

Attention:          Brandon J. Moore

with copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile:         (212) 403-2000

Email:               DANeff@wlrk.com

                           GEOstling@wlrk.com

Attention:         Daniel A. Neff

                          Gregory E. Ostling

To the Company:

Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway

Las Vegas, Nevada 89169

Facsimile:         (702) 541-7773

Email:               Jack.Godfrey@pnkmail.com

Attention:         John A. Godfrey

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile:        (212) 735-2000

Email:              stephen.arcano@skadden.com

                          neil.stronski@skadden.com

Attention:         Stephen F. Arcano

                          Neil P. Stronski

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Any party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.7, any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term, covenant, restriction or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or among any of them, with respect to the subject matter hereof and thereof, and, subject to Section 8.13, this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative of each of the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 8.4, Section 8.5(b), Section 8.6, this Section 8.11, and Section 8.13 may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries; Liability of Financing Sources. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.8, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that the Financing Sources shall be express third party beneficiaries of Section 8.4, Section 8.5(b), Section 8.6, Section 8.11 and this Section 8.13, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. Notwithstanding anything to the contrary contained herein, the Company agrees that it shall not have any rights or claims against any Financing Source of Parent in connection with this Agreement, the Parent Financing or the transactions contemplated hereby or thereby and Parent agrees that it shall not have any rights or claims against any Financing Source of the Company in connection with this Agreement, the Company Financing or the transactions contemplated hereby or thereby; provided that following consummation of the Merger, the foregoing will not limit the rights of the parties to the Parent Financing Commitment.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to July 20, 2015, unless the context requires otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever and the inclusion of an item relating to the OpCo Business, OpCo Assets or OpCo Liabilities does not, in and of itself, establish that such item relates to or affects PropCo or the Pinnacle Business.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Letter. As used in this Agreement, “Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

(ii) “Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA) and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability.

(iii) “Company Marketing Period” means the first period of twenty (20) consecutive days throughout and at the end of which nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 6.1, Section 6.2 or Section 6.3 (other than (i) the conditions set forth in Section 6.1(a) which must be satisfied no later than five (5) Business Days prior to the end of the Company Marketing Period and (ii) conditions that by their nature will not be satisfied until the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive-day period; provided that if the Company Marketing Period has not ended prior to December 19, 2015, it will be deemed not to have commenced until after January 3, 2016, and such period will not consider November 26, 2015. and November 27, 2015, as days (it being understood that any period including such dates shall not be deemed consecutive for purposes of the foregoing). Notwithstanding the foregoing, the Company Marketing Period shall end no later than the End Date (and, in any event, on any date when the amount of the Company Debt Financing to be funded on the Closing Date has been funded).

(iv) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (i) would reasonably be expected to prevent or materially impede, materially hinder or materially delay the consummation by the Company of the Merger or the other transactions contemplated hereby or (ii) has had, or would be expected to have, a material adverse effect on the business, financial condition or results of operations of PropCo, other than (with respect to each of clause (i) and (ii) above) any event, change, effect, development or occurrence to the extent resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which PropCo or any of its Subsidiaries are expected to conduct their business from and after the Closing, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 3.3(a), Section 3.3(c)(i) or Section 3.22 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Parent or Merger Sub, (5) changes in applicable Law, GAAP or accounting standards, (6) outbreak or escalation of hostilities or acts of war or terrorism, (7) any litigation in connection with this Agreement, the OpCo Spin-Off Agreements or the transactions contemplated thereby, (8) floods, hurricanes, tornados, earthquakes, fires or other natural disasters or (9) failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect); except, in each case with respect to clauses (1), (2), (5), (6) and (8), to the extent disproportionately affecting PropCo and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which PropCo and its Subsidiaries are expected to operate from and after the Closing.

(v) “Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(vi) “Compliant” means, with respect to the Financing Information, (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading; (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information; and (c) the financial statements and other financial information included in such Financing Information are, and remain throughout the Parent Marketing Period, sufficient to permit the Financing Sources to receive customary comfort letters with respect to financial information contained in the Financing Information (including customary “negative assurance” comfort) from the independent accountants for the Company upon pricing and closing a securities offering during the Parent Marketing Period.

(vii) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(viii) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA or (iii) under Sections 412, 430 or 4971 of the Code.

(ix) “Discharge” means the redemption and (if applicable) satisfaction and discharge of the Company Notes in their entirety, pursuant to the terms thereof and the indentures such Company Notes are subject to.

(x) “Employee Matters Agreement” means the Employee Matters Agreement a form of which is attached hereto as Exhibit A.

(xi) “Environmental Law” means any Law in effect as of the date hereof relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990 and analogous foreign, provincial, state and local Laws.

(xii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xiii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xiv) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

(xv) “Excluded Company Real Property” means Belterra Park (as defined in the Separation and Distribution Agreement) and those properties listed on Section 8.15(b)(xv) of the Company Disclosure Letter.

(xvi) “Financing Agreement” means any credit agreement, indenture, purchase agreement, note or similar agreement, in each case, evidencing or relating to Indebtedness to be incurred in connection with any of the Parent Financing or Company Financing, as applicable.

(xvii) “Financing Information” means (1) either (i)(A) audited consolidated balance sheets and related statements of income and cash flows of the Company (without giving effect to the Distribution, the Merger or the other transactions contemplated hereby) for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date, and (B) unaudited consolidated balance sheets and related statements of income and cash flows of the Company (without giving effect to the Distribution, the Merger or the other transactions contemplated hereby) for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), or (ii) solely in the event (A) deemed necessary by the SEC in connection with the Joint Proxy Statement/Prospectus and Parent has provided the Company with prompt written notice of such SEC determination or (B) (x) reasonably requested by Parent or its Financing Sources in good faith and in a timely manner in connection with any Parent Financing or Parent Equity Financing and (y) required by applicable Law, the financial statements as of the dates specified in clauses (i)(A) and (i)(B) above for PropCo (the financials described in this clause (ii), the “Carve-Out Financials”) and (2) all information regarding the Company reasonably requested by Parent in good faith and in a timely manner and that is customarily required to assist in the preparation of a preliminary prospectus, preliminary offering memorandum or preliminary private placement memorandum for one or more offerings of debt and/or equity securities, which, in each case under this clause (2) contains information of the type and form required in a registered offering on Form S-1 or Form S-3 filed by Parent and/or its applicable Subsidiary and including financial statements, pro formas, business and other financial data of the type required in a registered offering on Form S-1 or Form S-3 (and in the case of a Rule 144A offering, excluding information required by Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X, Item 402 of Regulation S-K and other information not customarily provided in an offering memorandum for a Rule 144A offering).

(xviii) “Financing Sources” means (i) with respect to Parent, the financial institutions that have committed to provide or have otherwise entered into agreements in connection with any of the Parent Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates, officers, directors, employees, agents and representatives involved in any of the Parent Financing and their successors and assigns and (ii) with respect to the Company, the financial institutions that have committed to provide or have otherwise entered into agreements in connection with any of the Company Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates, officers, directors, employees, agents and representatives involved in any of the Company Financing and their successors and assigns.

(xix) “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service or sale of alcoholic beverages or the ownership or the operation, management and development of any gaming operations.

(xx) “Gaming Authorities” means any Governmental Entities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Colorado Limited Gaming Control Commission, the Colorado Division of Gaming, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Iowa Division of Gaming Enforcement, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission, the Liquor Board of Elko County, Nevada, the Ohio Lottery Commission, the Ohio State Racing Commission, the Pennsylvania Gaming Control Board, the Texas Racing Commission, and the Texas Alcoholic Beverage Commission.

(xxi) “Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to gaming and related activities and operations or the manufacture, distribution, service or sale of alcoholic beverages, including the rules and regulations of the Gaming Authorities.

(xxii) “Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by any Environmental Laws.

(xxiii) “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and Internet addresses.

(xxiv) “Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board of Directors or those individuals listed on Section 8.15(a) of the Company Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of a Company Takeover Proposal (which matters shall be addressed by and subject to Section 5.3(c)), (B) changes in and of themselves in the market price or trading volume of the Company Common Stock or the Parent Common Stock or (C) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) and (C) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(xxv) “Master Lease” means the Master Lease a form of which is attached hereto as Exhibit B.

(xxvi) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(xxvii) “NASDAQ” means the NASDAQ Global Select Market.

(xxviii) “Net Company Share” means, with respect to a Company Option, the quotient of (A) the product of (1) excess, if any, of the Per Share Cash Consideration over the per share exercise price of such Company Option, multiplied by (2) the number of shares of Company Common Stock underlying such Company Option, divided by (B) the Per Share Cash Consideration.

(xxix) “Note Indentures” means, (i) that certain Indenture, dated as of August 5, 2013, between Pinnacle Entertainment, Inc. and The Bank of New York Mellon Trust Company, N.A., (ii) that certain Indenture, dated as of April 14, 2011, among Pinnacle Entertainment, Inc., the guarantors party thereto and Wilmington Trust, National Association, (iii) that certain Indenture, dated as of May 6, 2010, among Pinnacle Entertainment, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., (iv) Indenture, dated as of March 19, 2012, among Pinnacle Entertainment, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., in each case, as amended or supplemented from time to time.

(xxx) “OpCo Business” shall have the meaning set forth in the Separation and Distribution Agreement.

(xxxi) “OpCo Spin-Off Agreements” shall mean the Separation and Distribution Agreement, Master Lease Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

(xxxii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxxiii) “Parent Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA)

(in each case, whether or not such plan is subject to ERISA), and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Parent or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Parent or its Subsidiaries or with respect to which the Parent or any of its Subsidiaries has any liability.

(xxxiv) “Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second (2nd) to last trading day prior to the Closing Date, as reported by Bloomberg.

(xxxv) “Parent Equity Financing” means the issuance and sale by Parent of Parent Common Stock in an underwritten offering or a private placement, or the issuance and sale by GLP Capital, L.P., of equity interests convertible into Parent Common Stock and, in any event, excluding the issuance of equity interests upon the exercise of employee and director stock options, to the extent the net cash proceeds thereof reduce the amount of the Parent Financing Commitment or are intended to be used in lieu of the Required Parent Revolver Amount.

(xxxvi) “Parent Marketing Period” means the first period of twenty (20) consecutive days throughout and at the end of which: (a) Parent and its Financing Sources shall have had access to the Financing Information and such Financing Information shall have been Compliant throughout such period; provided that if the Company shall in good faith reasonably believe it has provided the Financing Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have provided the requested Financing Information as of the date of such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Financing Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Financing Information Parent believes the Company has not delivered or is not Compliant at that time); and (b) nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 6.1, Section 6.2 or Section 6.3 (other than (i) the conditions set forth in Section 6.1(a) which must be satisfied no later than five (5) Business Days prior to the end of the Parent Marketing Period and (ii) conditions that by their nature will not be satisfied until the Closing) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive-day period; provided that if the Parent Marketing Period has not ended prior to December 19, 2015, it will be deemed not to have commenced until after January 3, 2016 and such period will not consider November 26, 2015 and November 27, 2015 as days (it being understood that any period including such dates shall not be deemed consecutive for purposes of the foregoing). Notwithstanding the foregoing, the Parent Marketing Period shall end no later than the End Date (and in any event, on any date on which the amount of the Parent Debt Financing to be funded on the Closing Date has been funded).

(xxxvii) “Parent Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that individually or in the aggregate (i) would reasonably be expected to prevent or materially impede, materially hinder or materially delay the consummation by Parent of the Merger or the other transactions contemplated hereby or (ii) has had, or would be expected to have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence to the extent resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which Parent or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 4.2(a) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of the Company, (5) changes in applicable Law, GAAP or accounting standards, (6) outbreak or escalation of hostilities or acts of war or terrorism, (7) any litigation in connection with this Agreement, the OpCo Spin-Off Agreements or the transactions contemplated thereby, (8) floods, hurricanes, tornados, earthquakes, fires or other natural disasters or (9) failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect); except, in each case with respect to clauses (1), (2), (5), (6) and (8), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.

(xxxviii) “Per Share Cash Consideration” means the product of (A) the Exchange Ratio multiplied by (B) the Parent Common Stock VWAP.

(xxxix) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries or any existing indebtedness of the Company or its Subsidiaries, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xl) “PropCo” means the Company and its Subsidiaries after giving effect to the Distribution.

(xli) “Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

(xlii) “REIT” means a “real estate investment trust” as defined in Sections 856 through 860 of the Code.

(xliii) “Requisite Gaming Approvals” means such Gaming Approvals from the Colorado Limited Gaming Control Commission, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Louisiana Gaming Control Board and the Nevada Gaming Commission as are necessary in order to allow OpCo and its Subsidiaries and Parent and its Subsidiaries, upon the consummation of the Distribution and the Merger, to continue their operation of their Subsidiaries’ respective gaming activities (which shall not be considered to include any permits, approvals or licenses relating to the service of food or beverages or any other non-gaming activities, regardless of whether any such activities are conducted within the same physical space as gaming activities or in conjunction with such gaming activities) and to enter into and perform their obligations under the OpCo Spin-Off Agreements.

(xliv) “Separation and Distribution Agreement” means the Separation and Distribution Agreement a form of which is attached hereto as Exhibit C.

(xlv) “Subsidiary” means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (ii) such person or any Subsidiary of such person is a general partner.

(xlvi) “Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets or revenues of the Company and its Subsidiaries, taken as a whole (B) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the transaction contemplated by this Agreement.

(xlvii) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, escheat, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xlviii) “Tax Matters Agreement” means the Tax Matters Agreement a copy of which is attached hereto as Exhibit D.

(xlix) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(l) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(li) “Vessels” means those casino gaming vessels owned and operated by a Subsidiary of the Company in East Chicago, Indiana, Florence, Indiana, Baton Rouge, Louisiana, Bossier City, Louisiana, Harvey, Louisiana, Lake Charles, Louisiana, Kansas City, Missouri, St. Charles, Missouri, St. Louis, Missouri and Council Bluffs, Iowa, as set forth on Section 8.15(b)(li) of the Company Disclosure Letter.

(lii) “Willful and Material Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with the knowledge that the taking of or failure to take such act would cause a material breach of this Agreement.

(c) Each of the following terms is defined in the Section set forth opposite such term:

6.375% Notes	Section 5.14(b)
7.75% Notes	Section 5.14(b)
8.75% Notes	Section 5.14(b)
Acceptable Confidentiality Agreement	Section 5.3(c)
Acquisition Vehicle	Section 5.18
Action	Section 5.8(b)
Adverse Recommendation Change	Section 5.3(e)
Affiliate	Section 8.15(b)(i)
Agreement	Preamble
Approvals	Section 5.5(a)
Asset Sales	Section 5.18
Base Amount	Section 7.3(c)
Book-Entry Shares	Section 2.1(a)(iii)
Business Day	Section 8.15(a)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.4
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Company	Preamble
Company Alternate Financing	Section 5.17(k)
Company Approvals	Section 3.3(b)
Company Benefit Plan	Section 8.15(b)(ii)
Company Board of Directors	Recitals
Company Common Stock	Section 3.2(a)
Company Credit Agreement	Section 5.14(a)
Company Credit Agreement Payoff	Section 5.14(a)
Company Debt Financing	Section 3.24(a)
Company Disclosure Letter	Preamble to Article III
Company Expense Reimbursement	Section 7.3(c)
Company Financial Statements	Section 3.4(b)
Company Financing	Section 5.17(j)
Company Financing Commitment	Section 3.24(a)
Company Insurance Policy	Section 3.16
Company Leased Real Property	Section 3.15(a)
Company Lenders	Section 3.24(a)
Company Long Term Incentive Awards	Section 2.5(f)(i)
Company Marketing Period	Section 8.15(b)(iii)
Company Material Adverse Effect	Section 8.15(b)(iv)
Company Material Contract	Section 3.18(a)(xii)
Company Notes	Section 5.14(b)
Company Option	Section 2.5(b)
Company Organizational Documents	Section 3.1(c)
Company Owned Real Property	Section 3.15(a)
Company Permanent Financing	Section 5.17(j)
Company Permits	Section 3.7(b)
Company Preferred Stock	Section 3.2(a)
Company PUA	Section 2.5(d)
Company Real Property Leases	Section 3.15(a)

Company Recommendation	Section 3.3(a)
Company Rights	Section 2.2
Company RSU	Section 2.5(c)
Company SEC Documents	Section 3.4(a)
Company Stockholder Advisory Vote	Section 3.3(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.4(c)
Company Takeover Proposal	Section 8.15(b)(v)
Company Termination Fee	Section 7.3(c)
Company Transaction Documents	Section 3.3(a)
Compliant	Section 8.15(b)(vi)
Confidentiality Agreement	Section 5.2(b)
Contract	Section 8.15(b)(vii)
control	Section 8.15(a)
controlled by	Section 8.15(a)
Controlled Group Liability	Section 8.15(b)(viii)
DGCL	Section 1.2
Discharge	Section 8.15(b)(ix)
Distribution	Recitals
Divestiture Action	Section 5.5(a)
DLLCA	Section 1.2
Effective Time	Section 1.4
Employee Matters Agreement	Section 8.15(b)(x)
End Date	Section 7.1(b)
End Date Extension	Section 7.1(b)
Environmental Law	Section 8.15(b)(xi)
ERISA	Section 8.15(b)(xii)
ERISA Affiliate	Section 8.15(b)(xiii)
Exchange Act	Section 8.15(b)(xiv)
Exchange Agent	Section 2.3
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)(iii)
Excluded Company Real Property	Section 8.15(b)(xv)
FCPA	Section 3.13(a)
Financing Agreement	Section 8.15(b)(xvi)
Financing Information	Section 8.15(b)(xvii)
Financing Sources	Section 8.15(b)(xviii)
Form S-4	Section 3.12
GAAP	Section 3.4(b)
Gaming Approvals	Section 8.15(b)(xix)
Gaming Authorities	Section 8.15(b)(xx)
Gaming Law	Section 8.15(b)(xxi)
Governmental Entity	Section 3.3(b)
Hazardous Materials	Section 8.15(b)(xxii)
Indemnified Party	Section 5.8(b)
Intellectual Property	Section 8.15(b)(xxiii)
Intervening Event	Section 8.15(b)(xxiv)
Joint Proxy Statement/Prospectus	Section 3.12
knowledge	Section 8.15(a)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Letter of Transmittal	Section 2.4(b)

Licensed Parties	Section 4.18
Licensing Affiliates	Section 4.18
Lien	Section 3.3(c)
Master Lease	Section 8.15(b)(xxv)
Maximum Amount	Section 5.8(c)
Maximum Expense Amount	Section 7.3(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Morgan Stanley	Section 4.15
Multiemployer Plan	Section 8.15(b)(xxvi)
NASDAQ	Section 8.15(b)(xxvii)
Net Company Share	Section 8.15(b)(xxviii)
Note Indentures	Section 8.15(b)(xxix)
NYSE	Section 3.3(b)
OpCo	Recitals
OpCo Business	Section 8.15(b)(xxx)
OpCo Spin-Off Agreements	Section 8.15(b)(xxxi)
Order	Section 8.15(b)(xxxii)
Parent	Preamble
Parent Alternate Financing	Section 5.17(e)
Parent Approvals	Section 4.2(b)
Parent Benefit Plan	Section 8.15(b)(xxxiii)
Parent Board of Directors	Recitals
Parent Common Stock	Section 4.1(d)
Parent Common Stock VWAP	Section 8.15(b)(xxxiv)
Parent Credit Agreement	Section 4.19(b)
Parent Debt Financing	Section 4.19(a)
Parent Disclosure Letter	Article IV
Parent Equity Financing	Section 8.15(b)(xxxv)
Parent Expense Reimbursement	Section 7.3(c)
Parent Financing	Section 5.17(d)
Parent Financing Commitment	Section 4.19(a)
Parent Lenders	Section 4.19(a)
Parent Marketing Period	Section 8.15(b)(xxxvi)
Parent Material Adverse Effect	Section 8.15(b)(xxxvii)
Parent Material Contracts	Section 4.6(b)
Parent Permanent Financing	Section 5.17(d)
Parent Preferred Stock	Section 4.1(d)
Parent SEC Documents	Section 4.3(a)
Parent Shareholder Approval	Section 4.2(a)
Parent Shareholders’ Meeting	Section 4.2(a)
Parent Termination Fee	Section 7.3(c)
Parent Transaction Documents	Section 4.2(a)
Payoff Letter	Section 5.14(a)
Per Share Cash Consideration	Section 8.15(b)(xxxviii)
Permitted Lien	Section 8.15(b)(xxxix)
person	Section 8.15(a)
PropCo	Section 8.15(b)(xl)
Purchase Agreement	Section 5.18
Qualifying Amendment	Section 5.4(a)
Qualifying Income	Section 7.3(c)

Real Property	Section 8.15(b)(xli)
Regulatory MAE	Section 5.5(a)
REIT	Section 8.15(b)(xlii)
REIT Requirements	Section 7.3(c)
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.3(a)
Required Parent Revolver Amount	Section 5.17(o)
Requisite Gaming Approvals	Section 8.15(b)(xliii)
Rights Plan	Section 2.2
Rights Plan Amendment	Section 3.22
Sarbanes-Oxley Act	Section 3.4(a)
Schedule C	Section 5.20
SEC	Section 3.4(a)
Securities Act	Section 3.3(b)
Separation and Distribution Agreement	Section 8.15(b)(xliv)
Share Issuance	Recitals
Spin-Off Registration Statement	Section 5.16(a)
Subsidiary	Section 8.15(b)(xlv)
Superior Proposal	Section 8.15(b)(xlvi)
Surviving Company	Section 1.2
Tax	Section 8.15(b)(xlvii)
Tax Guidance	Section 7.3(c)
Tax Matters Agreement	Section 8.15(b)(xlviii)
Tax Return	Section 8.15(b)(xlix)
Taxes	Section 8.15(b)(xlvii)
Taxing Authority	Section 8.15(b)(l)
Termination Date	Section 5.1(a)
Termination Fee Payment	Section 7.3(d)
under common control with	Section 8.15(a)
Vessels	Section 8.15(b)(li)
Voting Agreement	Recitals
Willful and Material Breach	Section 8.15(b)(lii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez

Name:	Carlos A. Ruisanchez
Title:	President and Chief Financial Officer

GAMING AND LEISURE PROPERTIES, INC.

By:	/s/ Peter M. Carlino

Name:	Peter M. Carlino
Title:	Chairman and Chief Executive Officer

GOLD MERGER SUB, LLC

By:	/s/ Brandon J. Moore

Name:	Brandon J. Moore
Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN [OPCO] AND

PINNACLE ENTERTAINMENT, INC.

Dated [                    ]

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of [            ] is by and between [OpCo], a Delaware corporation (“OpCo”), and Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle” and together with OpCo, the “Parties” and each a “Party”).

WHEREAS, the board of directors of Pinnacle has determined that it is in the best interests of Pinnacle and its shareholders to create a new publicly-traded company which shall operate the OpCo Business;

WHEREAS, in furtherance thereof Pinnacle and OpCo have entered into that certain Separation and Distribution Agreement, dated as of [            ] (the “Separation Agreement”);

WHEREAS, Pinnacle has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 20, 2015, with Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”), and Gold Merger Sub, LLC, a Delaware limited liability company and wholly owned Subsidiary of GLPI (“Merger Sub”);

WHEREAS, the Merger Agreement provides for, among other things, the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving such merger as a wholly owned Subsidiary of GLPI; and

WHEREAS, as contemplated by the Separation Agreement, Pinnacle and OpCo desire to enter into this Agreement to provide for the allocation of assets, Liabilities (as defined below), and responsibilities with respect to certain matters relating to employees, individual independent contractors and Directors (as defined below) (including employee compensation and benefit plans and programs) between them.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Separation Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

1.1 “2005 Plan” means the Pinnacle 2005 Equity and Performance Incentive Plan.

1.2 “2015 Plan” means the Pinnacle 2015 Equity and Performance Incentive Plan.

1.3 “Adjusted Pinnacle Awards” means the Adjusted Pinnacle Options, the Adjusted Pinnacle RSUs and the Adjusted Pinnacle PUAs.

1.4 “Adjusted Pinnacle Option” has the meaning set forth in Section 5.2(a)(i).

1.5 “Adjusted Pinnacle PUA” has the meaning set forth in Section 5.1.

1.6 “Adjusted Pinnacle RSU” has the meaning set forth in Section 5.2(b)(ii).

1.7 “CBAs” has the meaning set forth in Section 2.7.

1.8 “Closing Pinnacle Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.9 “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and ERISA Sections 601 through 608.

1.10 “Code” means the Internal Revenue Code of 1986, as amended, or any successor federal income tax law. Reference to a specific Code provision also includes any proposed, temporary, or final regulation in force under that provision.

1.11 “Director” means a member of the Board of Directors of Pinnacle.

1.12 “Directors Deferred Compensation Plan” means the 2008 Amended and Restated Pinnacle Directors Deferred Compensation Plan.

1.13 “Distribution Ratio” means the number of shares of OpCo Common Stock received by each holder of record of Pinnacle Common Stock pursuant to Section 3.3 of the Separation Agreement with respect to each share of Pinnacle Common Stock.

1.14 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. Reference to a specific provision of ERISA also includes any proposed, temporary, or final regulation in force under that provision.

1.15 “Executive Deferred Compensation Plan” means the Pinnacle Executive Deferred Compensation Plan, as amended and restated.

1.16 “Exempt Award” means each Exempt PUA Award, each Exempt Option and each Exempt RSU.

1.17 “Exempt Option” has the meaning set forth in Section 5.3(b).

1.18 “Exempt PUA Award” has the meaning set forth in Section 5.3(a).

1.19 “Exempt RSU” has the meaning set forth in Section 5.3(c).

1.20 “Former Pinnacle Service Provider” means any individual whose employment or, in the case of an individual independent contractor or Director, service with either Party or any of its respective Subsidiaries and Affiliates is or was terminated for any reason before the Time of Distribution.

1.21 “GLPI Common Stock” means Parent Common Stock (as defined in the Merger Agreement).

1.22 “HIPAA” means the health insurance portability and accountability requirements for “group health plans” under the Health Insurance Portability and Accountability Act of 1996, as amended.

1.23 “Income Taxes” has the meaning set forth in the Tax Matters Agreement.

1.24 “Medicare Taxes” means, with respect to the Adjusted Pinnacle Awards, an amount equal to the product of (a) 1.45% multiplied by (b) the aggregate cash value (determined based on the closing price of GLPI Common Stock on the Distribution Date (or, if shares of GLPI Common Stock are not traded on such date, then the closing price of GLPI Common Stock on the trading date immediately preceding the Distribution Date)) of the shares of GLPI Common Stock to be delivered to holders of Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement.

1.25 “Non-Plan Awards” means any Pinnacle equity incentive awards other than those granted under the 2005 Plan, 2015 Plan, the Executive Deferred Compensation Plan or the Directors Deferred Compensation Plan.

1.26 “OpCo Health and Welfare Plan” means the health and welfare plans sponsored and maintained by OpCo or any of its subsidiaries which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits.

1.27 “OpCo Long Term Incentive Plan” means the new OpCo Long Term Incentive Compensation Plan adopted by OpCo prior to the Time of Distribution and, with respect to Non-Plan Awards, substantially similar award agreements governing Non-Plan Awards after the Time of Distribution.

1.28 “OpCo Participant” means any individual who is an OpCo Service Provider or a Former Pinnacle Service Provider, and any beneficiary, dependent, or alternate payee of such individual, as the context requires.

1.29 “OpCo Service Provider” means any individual who, as of immediately prior to the Time of Distribution, is employed by, is an individual independent contractor for, or is a Director of, Pinnacle or any of its subsidiaries, including any individual on a leave of absence or on short-term or long-term disability.

1.30 “Opening OpCo Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.31 “Opening Pinnacle Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.32 “Option” when immediately preceded by “Pinnacle,” means an option to purchase shares of Pinnacle Common Stock granted by Pinnacle prior to the Time of Distribution pursuant to a Pinnacle Equity-Based Plan and, when immediately preceded by “OpCo,” means an option to purchase shares of OpCo Common Stock, which option is granted pursuant to the OpCo Long Term Incentive Plan as part of the adjustment to Pinnacle Options as set forth in Section 5.2.

1.33 “Participating Company” means (a) Pinnacle, (b) any Person (other than an individual) that Pinnacle has approved for participation in, and which is participating in, a Plan and (c) any Person (other than an individual) which, by the terms of such a Plan, participates in such Plan.

1.34 “Performance Units” means cash denominated performance units granted by Pinnacle under the 2005 Plan on or around March 19, 2015 or after the date of this Agreement.

1.35 “Pinnacle Defined Contribution Plan” means the Pinnacle 401(k) Investment Plan.

1.36 “Pinnacle Equity-Based Plans” means the 2005 Plan, 2015 Plan, Non-Plan Awards, the Executive Deferred Compensation Plan and the Directors Deferred Compensation Plan, each as amended from time to time.

1.37 “Pinnacle FSAs” has the meaning set forth in Section 4.3.

1.38 “Pinnacle Health and Welfare Plans” means the health and welfare plans sponsored and maintained by Pinnacle or any of its subsidiaries immediately prior to the Time of Distribution which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits.

1.39 “Plan,” when immediately preceded by “Pinnacle,” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy or other agreement or funding vehicle (including a Pinnacle Health and Welfare Plan and the Pinnacle Defined Contribution Plan) for which the eligible classes of participants include current and/or former directors and employees of Pinnacle or its subsidiaries (which may include current or former employees of OpCo Group members prior to the Time of Distribution) (and their eligible dependents), and when immediately preceded by “OpCo,” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy or other agreement or funding vehicle (including an OpCo Health and Welfare Plan) for which the eligible classes of participants are limited to current and former employees (and their eligible dependents) of OpCo or an OpCo Group member, but no other Pinnacle Group member.

1.40 “Restricted Stock Unit,” when immediately preceded by “Pinnacle,” means a unit granted by Pinnacle prior to the Time of Distribution pursuant to a Pinnacle Equity-Based Plan representing a general unsecured promise by Pinnacle to deliver a Pinnacle Common Share (or its cash value), including phantom stock unit awards, restricted stock unit awards, other stock unit awards, performance share grants, Director other stock unit awards, deferred shares under the Directors Deferred Compensation Plan and any other similar instruments, including those deferred under the Executive Deferred Compensation Plan and when immediately preceded by “OpCo,” means a unit granted by OpCo representing a general unsecured promise by OpCo to deliver a share of OpCo Common Stock (or its cash value), which unit is granted pursuant to the OpCo Long Term Incentive Plan as part of the adjustment to Pinnacle Restricted Stock Units as set forth in Section 5.2.

1.41 “Retained Deferred Equity Awards” has the meaning set forth in Section 5.2(b)(ii).

1.42 “Tax Matters Agreement” means that certain Tax Matters Agreement, dated on or about the date hereof, by and between the parties hereto.

ARTICLE II

TRANSFER OF OPCO SERVICE PROVIDERS; GENERAL PRINCIPLES

2.1 Transfer of Employment and Service of Certain OpCo Service Providers. Pinnacle and OpCo will each use best efforts to cause the employment of or, with respect to individual independent contractors, the engagement of each OpCo Service Provider who is not employed by or, with respect to an individual independent contractor or Director, engaged by an OpCo Group member as of the date hereof to be transferred to an OpCo Group member prior to the Time of Distribution.

2.2 Assumption and Retention of Liabilities. Pinnacle and OpCo intend that all employment-related and, with respect to individual independent contractors or Directors, service-related Liabilities and rights associated with OpCo Participants are to be assumed by OpCo or an OpCo Group member, in each case, except as specifically set forth herein. Accordingly, as of the Time of Distribution, OpCo or another member of the OpCo Group hereby retains or assumes and agrees to pay, perform, fulfill, and discharge, except as expressly provided in this Agreement, (i) all Liabilities and rights arising under or related to the Pinnacle Plans and the OpCo Plans, (ii) all employment or service-related Liabilities (including Liabilities relating to terminations of employment or service and any deemed termination of employment or service) and rights with respect to (A) all OpCo Participants and (B) any individual who is, or was, an individual independent contractor, Director, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker or in any other employment or similar relationship primarily connected to Pinnacle, any of its Subsidiaries, OpCo or an OpCo Group member, (iii) all Liabilities resulting from any failure of Pinnacle or a Pinnacle Group member to take any action required by this Agreement to be taken prior to the Time of Distribution, and (iv) any other Liabilities expressly transferred to OpCo or an OpCo Group member under this Agreement. In accordance with Section 7.2 hereof, OpCo shall indemnify and hold harmless Pinnacle and each Pinnacle Group member against any Liabilities or obligations allocated to, or retained or assumed by, OpCo or any member of the OpCo Group pursuant to this Agreement.

2.3 Sponsorship of the OpCo Plans. Except as otherwise provided herein, effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, each Pinnacle Plan and each OpCo Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, all Pinnacle Plans to OpCo or an OpCo Group member.

2.4 Reimbursements. From time to time after the Time of Distribution, the Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any Liabilities satisfied or assumed by the Party requesting reimbursement or its Affiliates that are, pursuant to this Agreement, the responsibility of the other Party or any of its Affiliates.

2.5 Approval of Plan. (i) Prior to the Time of Distribution, Pinnacle shall cause OpCo to adopt the OpCo Long Term Incentive Plan and (ii) at or prior to the Time of Distribution, Pinnacle and OpCo shall take all actions (including actions taken by Pinnacle and/or any of its direct or indirect subsidiaries as shareholder(s) of OpCo) as may be necessary or applicable to approve the OpCo Long Term Incentive Plan and any non-qualified deferred compensation plan under which equity awards may be granted or will be outstanding after the Time of Distribution in order to satisfy the requirements of the applicable rules and regulations of the applicable National Security Exchange.

2.6 Delivery of Shares; Registration Statement. From and after the Time of Distribution, OpCo shall have sole responsibility for delivery of shares of OpCo Common Stock pursuant to awards issued under an OpCo Plan in satisfaction of any obligations to deliver such shares under the OpCo Plans and shall do so without compensation from any Pinnacle Group member. OpCo shall cause a registration statement on Form S-8 (or other appropriate form) to be filed with respect to such issued or issuable shares prior to the Time of Distribution and shall cause such registration to remain in effect for so long as there may be an obligation to deliver OpCo shares under such OpCo Plans. Prior to the Time of Distribution, Pinnacle shall use commercially reasonable efforts to assist OpCo in completing such registration.

2.7 Labor Relations. To the extent required by applicable Law or any agreement with a labor union, works council or similar employee organization, OpCo shall provide notice, engage in consultation and take any similar action which may be required on its part in connection with the consummation of the transactions contemplated by the Separation Agreement and shall fully indemnify each Pinnacle Group member against any Liabilities arising from its failure to comply with such requirements. Effective no later than immediately prior to the Time of Distribution, (a) OpCo shall, or shall cause the applicable member of the OpCo Group to, assume the collective bargaining agreements (collectively, the “CBAs”) that cover OpCo Participants (including the obligation to honor the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative and bargaining agent of an employee group or for any other purpose), (b) OpCo (or the applicable member of the OpCo Group) shall be the “Employer” for purposes of each such CBA, and (c) the OpCo Group shall have sole responsibility for all Liabilities arising under the CBAs.

2.8 Assumption of Employment Agreements. Effective no later than immediately prior to the Time of Distribution, Pinnacle shall assign to OpCo or an OpCo Group Member, and Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume, all employment agreements, individual supplemental benefit agreements and other individual agreements entered into between an OpCo Participant and Pinnacle or any of its Subsidiaries, and OpCo shall indemnify and hold harmless Pinnacle and each member of the Pinnacle Group against any Liabilities pursuant to any such agreement. In addition, nothing in the Separation Agreement or this Agreement shall be construed to change the at-will status of any Pinnacle or OpCo employee.

ARTICLE III

DEFERRED COMPENSATION PLANS

3.1 Pinnacle Defined Contribution Plan. Effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, the Pinnacle Defined Contribution Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, the Pinnacle Defined Contribution Plan to OpCo or an OpCo Group member. If, and to the extent, investments under such Plan are comprised of Pinnacle Common Stock, OpCo shall determine the extent to which and when Pinnacle Common Stock shall cease to be investment alternatives thereunder.

3.2 Non-Qualified Deferred Compensation Plans. Except as provided in Section 5.2, effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, the Director Deferred Compensation Plan and Executive Deferred Compensation Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, the Director Deferred Compensation Plan and Executive Deferred Compensation Plan to OpCo or an OpCo Group member. For purposes of determining when a distribution is required from the 2005 Plan, 2015 Plan, Non-Plan Awards, or the OpCo Plans described in this Section 3.2, OpCo Service Providers who were participants in such plans will be treated as not having experienced a separation from service until such employees have separated from service from all OpCo Group members.

ARTICLE IV

HEALTH AND WELFARE PLANS

4.1 Cessation of Participation in Pinnacle Health and Welfare Plans. Prior to the Time of Distribution, OpCo shall assume and Pinnacle shall assign to OpCo the Pinnacle Health and Welfare Plans. The transfer of employment from Pinnacle to OpCo or an OpCo Group member prior to or as of the Time of Distribution shall not be treated as a “status change” with respect to any OpCo Participant under the Pinnacle Health and Welfare Plans.

4.2 Allocation of Health and Welfare Plan Liabilities. All outstanding Liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred by or on behalf of OpCo Participants or their covered dependents under the Pinnacle Health and Welfare Plans or the OpCo Health and Welfare Plans on, before or after the Time of Distribution shall be assumed or retained, as applicable, by OpCo upon the Time of Distribution.

4.3 Flexible Spending Plan Treatment. Effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, dependent care and medical care flexible spending accounts (the “Pinnacle FSAs”) and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, Pinnacle FSAs to OpCo or an OpCo Group member.

4.4 Workers’ Compensation Liabilities. All workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by OpCo Participants that result from an accident or from an occupational disease which is incurred or becomes manifest, as the case may be, on or before the Time of Distribution and while such individual was employed by Pinnacle or its Subsidiaries or by OpCo or any OpCo Group Member shall be assumed or retained, as applicable, by OpCo as of the Time of Distribution. OpCo and each OpCo Group member shall also be solely responsible for all workers’ compensation Liabilities relating to, arising out of, or resulting from any claim incurred for a compensable injury sustained by an OpCo Participant that results from an accident or from an occupational disease which is incurred or becomes manifest, as the case may be, after the Time of Distribution. Pinnacle, each Pinnacle Group member, OpCo and each OpCo Group member shall cooperate with respect to any notification to appropriate governmental agencies of the disposition and the issuance of new, or the transfer of existing, workers’ compensation insurance policies and claims handling contracts.

4.5 Payroll Taxes and Reporting. Pinnacle and OpCo (i) shall, to the extent practicable, treat OpCo (or an OpCo Group member designated by OpCo) as a “successor employer” and Pinnacle (or the appropriate Pinnacle Group member) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to OpCo Service Providers for purposes of taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) hereby agree to use commercially reasonable efforts to implement the alternate procedure described in Section 5 of Revenue Procedure 2004-53.

Without limiting in any manner the obligations and Liabilities of the Parties under the Tax Matters Agreement, including all withholding obligations otherwise set forth therein, except as otherwise provided in the Merger Agreement, OpCo and each OpCo Group member shall bear its responsibility for payroll tax obligations and for the proper reporting to the appropriate governmental authorities of compensation earned after the Time of Distribution.

4.6 COBRA and HIPAA Compliance. As of the Time of Distribution, OpCo shall assume and be responsible for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Pinnacle Health and Welfare Plans and the OpCo Health and Welfare Plans with respect to OpCo Participants who incur a COBRA qualifying event or loss of coverage under the Pinnacle Health and Welfare Plans or the OpCo Health and Welfare Plans at any time on or before the Time of Distribution. OpCo shall also be responsible for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the OpCo Health and Welfare Plans with respect to OpCo Participants who incur a COBRA qualifying event or loss of coverage under the OpCo Health and Welfare Plans at any time after the Time of Distribution.

4.7 Vacation and Paid Time Off. As of the Time of Distribution, the applicable OpCo Group Member shall credit each OpCo Service Provider with the unused vacation days and personal and sickness days that such individual has accrued immediately prior to the Time of Distribution in accordance with the vacation and personnel policies applicable to such employee immediately prior to the Time of Distribution.

ARTICLE V

INCENTIVE COMPENSATION, EQUITY COMPENSATION AND OTHER BENEFITS

5.1 Cash-Based Incentive Awards. OpCo shall pay each OpCo Service Provider who is participating in cash incentive programs of Pinnacle such OpCo Service Provider’s payments under any such plan, based on actual performance under each such plan in the ordinary course and subject to applicable plan award terms, as may be adjusted by OpCo to reflect the Time of Distribution or otherwise. Notwithstanding the foregoing, each award of Performance Units, other than the Exempt Awards, which is outstanding immediately prior to the Time of Distribution will be converted upon the Time of Distribution into two separate awards of Performance Units, an adjusted Pinnacle Performance Unit award (each, an “Adjusted Pinnacle PUA”) and an OpCo Performance Unit award, as set forth below. The number of Performance Units subject to each Adjusted Pinnacle PUA will be equal to the number of Performance Units subject to such Performance Unit award outstanding immediately prior to the Time of Distribution multiplied by a fraction, the numerator of which shall be the Opening Pinnacle Stock Price (as defined below) and the denominator of which shall be the Closing Pinnacle Stock Price (as defined below), which product shall be rounded down to the nearest whole dollar. The number of Performance Units subject to each OpCo Performance Unit award will be equal to the number of Performance Units subject to a corresponding Performance Unit award outstanding immediately prior to the Time of Distribution minus the number of Performance Units subject to the corresponding Adjusted Pinnacle PUA. Each Adjusted Pinnacle PUA shall be treated in accordance with the applicable provisions of the Merger Agreement. Each OpCo Performance Unit Award issued pursuant to this Section 5.1 shall be subject to the same terms and conditions regarding term, vesting (as may be equitably adjusted), and other provisions as set forth in the related Performance Unit award before the Time of Distribution.

5.2 Awards under the Pinnacle Equity-Based Plans. Except with respect to Exempt Awards, Pinnacle and OpCo and each of their successors shall use their commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Pinnacle Option and Restricted Stock Unit outstanding immediately prior to the Time of Distribution shall be adjusted as set forth in this Section 5.2. All share rounding described below shall be done on an aggregated award by award basis.

(a) Options.

(i) Conversion. Each Pinnacle Option (other than any Exempt Option) which is outstanding immediately prior to the Time of Distribution will be converted upon the Time of Distribution into two separate options, an adjusted Pinnacle Option (each, an “Adjusted Pinnacle Option”) and an OpCo Option, as set forth below.

(1) Number of Shares Subject to Options. The number of shares of Pinnacle Common Stock subject to each of the Adjusted Pinnacle Options will be equal to the number of shares of Pinnacle Common Stock subject to the Pinnacle Option immediately prior to the Time of Distribution. The number of shares of OpCo Common Stock subject to the OpCo Option will be equal to the number of shares of Pinnacle Common Stock subject to the Pinnacle Option immediately prior to the Time of Distribution multiplied by the Distribution Ratio and rounded down to the nearest whole share.

(2) Exercise Price. The per share exercise price of the Adjusted Pinnacle Option shall be equal to the product of (A) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (B) a fraction, the numerator of which shall be the Opening Pinnacle Stock Price (as defined below) and the denominator of which shall be the Closing Pinnacle Stock Price (as defined below), which product shall be rounded up to the nearest whole cent. The per share exercise price of the OpCo Option shall be equal to the product of (x) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (y) a fraction, the numerator of which shall be the Opening OpCo Stock Price (as defined below) and the denominator of which shall be the Closing Pinnacle Stock Price, which product shall be rounded up to the nearest whole cent. The “Opening Pinnacle Stock Price” shall mean the per share closing trading price of Pinnacle Common Stock, as traded on an ex-distribution basis on the last trading day immediately preceding the Time of Distribution. The “Opening OpCo Stock Price” shall mean the per share closing “when-issued” trading price of OpCo Common Stock on the last trading day immediately preceding the Time Distribution. The “Closing Pinnacle Stock Price” shall be the per share closing trading price of Pinnacle Common Stock trading on the “regular way” basis on the last trading day immediately prior to the Time of Distribution.

(ii) Option Terms. Each Adjusted Pinnacle Option shall be treated in accordance with the applicable provisions of the Merger Agreement. Each OpCo Option issued pursuant to this Section 5.2(a) shall be subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the related Pinnacle Option before the Time of Distribution.

(b) Restricted Stock Units.

(i) Restricted Stock Units. Upon the Time of Distribution, holders of Pinnacle Restricted Stock Unit awards (other than Exempt RSUs) will receive OpCo Restricted Stock Unit awards with respect to a number of shares of OpCo Common Stock equal to the number of shares of Pinnacle Common Stock subject to the corresponding Pinnacle Restricted Stock Unit awards immediately prior to the Time of Distribution multiplied by the Distribution Ratio and rounded to the nearest whole share of OpCo Common Stock.

(ii) Restricted Stock Unit Award Terms. Each Pinnacle Restricted Stock Unit outstanding immediately following the Time of Distribution (other than any Exempt RSU) (each, an “Adjusted Pinnacle RSU”) shall be treated in accordance with the Merger Agreement. Each OpCo Restricted Stock Unit issued pursuant to this Section 5.2(b) shall be subject to the same terms and conditions as set forth in the related Pinnacle Restricted Unit award before the Time of Distribution. Following the Time of Distribution, all Adjusted Pinnacle RSUs that were prior to the Time of Distribution subject to the Director Deferred Compensation Plan or Executive Deferred Compensation Plan or otherwise constitute deferred compensation subject to Section 409A of the Code shall continue to be the Liability of Pinnacle (and shall not be assigned to OpCo), shall continue to be governed by the applicable terms of the 2005 Plan, 2015 Plan, Non-Plan Awards, Director Deferred Compensation Plan or Executive Deferred Compensation Plan (such Restricted Stock Units, the “Retained Deferred Equity Awards”), and shall be treated in accordance with the applicable provisions of the Merger Agreement, including the provision for the immediate termination of such Retained Deferred Equity Awards in accordance with Treasury Regulations Section 1.409A-3(j)(4)(ix)(B).

(c) Allocation of Deductions. Income Tax deductions with respect to the vesting and settlement of Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement shall be claimed solely by the Pinnacle Group (including, after the Effective Time of the Merger, GLPI and its Affiliates).

5.3 Exempt Awards. The following provisions of this Section 5.3 shall apply to Exempt Awards.

(a) Performance Units. Each award of Performance Units which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt PUA Award”) will be converted upon the Time of Distribution into an OpCo Performance Unit award. The number of Performance Units subject to each OpCo Performance Unit award will be equal to the number of Performance Units subject to the corresponding Performance Unit award outstanding immediately prior to the Time of Distribution. Each OpCo Performance Unit Award issued pursuant to this Section 5.3(a) shall be subject to the same terms and conditions regarding term, vesting (as may be equitably adjusted), and other provisions as set forth in the related Performance Unit award before the Time of Distribution.

(b) Options. Each Pinnacle Option which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt Option”) will be converted at the Time of Distribution into an adjusted OpCo Option. The number of shares of OpCo Common Stock subject to the OpCo Option will be equal to (i) the number of shares of Pinnacle Common Stock subject to the Exempt Option multiplied by (ii) a fraction, where the numerator shall be the Closing Pinnacle Stock Price and the denominator shall be the Opening OpCo Stock Price, which product shall be rounded down to the whole share. Each OpCo Option issued pursuant to this Section 5.3(b) shall be subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the related Pinnacle Option before the time Distribution. The per share exercise price of the OpCo Option shall be equal to the product of (A) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (B) a fraction, the numerator of which shall be the Opening OpCo Stock Price and the denominator of which shall be the Closing Pinnacle Stock Price, which product shall be rounded up to the nearest whole cent.

(c) Restricted Stock Units. Each Pinnacle Restricted Stock Unit which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt RSU”) will be converted upon the Time of Distribution into an adjusted OpCo Restricted Stock Unit. The number of shares of OpCo Common Stock subject to each OpCo Restricted Stock Unit award will be equal to (i) the number of shares of Pinnacle Common Stock subject to the Exempt RSU award multiplied by (ii) a fraction, where the numerator shall be the Closing Pinnacle Stock Price and the denominator shall be the Opening OpCo Stock Price. Each OpCo Restricted Stock Unit issued pursuant to this Section 5.3(c) shall be subject to the same terms and conditions as set forth in the related Pinnacle Restricted Stock Unit award before the Distribution.

5.4 No Effect on Subsequent Awards. The provisions of this Article 5 shall have no effect on the terms and conditions of equity and equity-based awards granted following the Time of Distribution by Pinnacle or OpCo.

5.5 Pinnacle Actions. Prior to the transfer of employment described in Section 2.1, the Board of Directors of Pinnacle and/or an appropriate committee thereof (including the “Committee” as defined under 2005 Plan or the 2015 Plan) shall adopt such resolutions providing for, and take all other actions necessary to effectuate, the treatment of the Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement.

ARTICLE VI

GENERAL AND ADMINISTRATIVE

6.1 Sharing of Participant Information. To the maximum extent permitted under applicable Law, Pinnacle and OpCo shall share, and shall cause each member of its respective Group to share, with each other and their respective agents and vendors all participant information reasonably necessary for the efficient and accurate administration of each of the Pinnacle Plans and the OpCo Plans. Pinnacle and OpCo and their respective authorized agents shall, subject to applicable laws on confidentiality, be given reasonable and timely access to, and may make copies of, all information relating to the subjects of this Agreement in the custody of the other Party, to the extent necessary for such administration. Until the Time of Distribution, all participant information shall be provided in the manner and medium applicable to Participating Companies in the Pinnacle Plans generally, and thereafter until the time at which the Parties subsequently determine, all participant information shall be provided in a manner and medium that are compatible with the data processing systems of Pinnacle as in effect as of the Time of Distribution, unless otherwise agreed to by Pinnacle and OpCo.

6.2 Non-Termination of Employment; No Third Party Beneficiaries. No provision of this Agreement or the Separation Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any future, present, or former employee of Pinnacle, OpCo, or an OpCo Group member under any Pinnacle Plan or OpCo Plan or otherwise. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude OpCo or any OpCo Group member, at any time after the Time of Distribution, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any OpCo Plan, any benefit under any OpCo Plan or any trust, insurance policy or funding vehicle related to any OpCo Plan.

6.3 Audit Rights with Respect to Information Provided. Each of Pinnacle and OpCo, and their duly authorized representatives, shall have the right to conduct reasonable audits with respect to all information provided to it by the other Party. The Parties shall cooperate to determine the procedures and guidelines for conducting audits under this Section 6.3, which shall require reasonable advance notice by the auditing Party. The auditing Party shall have the right to make copies of any records at its expense, subject to applicable Law.

6.4 Fiduciary Matters. Pinnacle and OpCo each acknowledge that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other applicable Law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good faith determination (as supported by advice from counsel experienced in such matters) that to do so would violate such a fiduciary duty or standard. Each Party shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other Party for any Liabilities caused by the failure to satisfy any such responsibility.

6.5 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party (such as a vendor or Governmental Authority) and such consent is withheld, Pinnacle and OpCo shall use commercially reasonable efforts to implement the applicable provisions of this Agreement to the full extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, Pinnacle and OpCo shall negotiate in good faith to implement the provision in a mutually satisfactory manner. The phrase “commercially reasonable efforts” as used herein shall not be construed to require the incurrence of any non-routine or unreasonable expense or liability or the waiver of any right.

ARTICLE VII

GOVERNING LAW; INCORPORATION OF SEPARATION AGREEMENT PROVISIONS

7.1 Governing Law. This Agreement and the legal relations between the Parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof to the extent such rules would require the application of the law of another jurisdiction.

7.2 Incorporation of Separation Agreement Provisions. The following provisions of the Separation Agreement are hereby incorporated herein by reference, and unless otherwise expressly specified herein, such provisions shall apply to indemnification described herein as if fully set forth herein mutatis mutandis (references in this sentence of Section 7.2 to an “Article” or “Section” shall mean Articles or Sections of the Separation Agreement, and references in the material incorporated herein by reference shall be references to the Separation Agreement): Section 5.2 (General Indemnification by OpCo); Section 5.3 (General Indemnification by Pinnacle); Section 5.4 (Indemnification Obligations Net of Insurance Proceeds and Other Amounts); Section 5.5 (Procedures for Indemnification of Third-Party Claims); Section 5.6 (Tax Procedures); Section 5.7 (Additional Matters); Section 5.8 (Remedies Cumulative; Limitations of Liabilities); Section 5.9 (Survival of Indemnities). Article VII (Dispute Resolution) of the Separation Agreement is hereby incorporated herein by reference, and unless otherwise expressly specified herein, such Article shall apply as if fully set forth herein mutatis mutandis (references in the material incorporated herein by reference shall be references to the Separation Agreement).

ARTICLE VIII

MISCELLANEOUS

8.1 Complete Agreement; Construction. This Agreement, together with the Separation Agreement and the Merger Agreement (including the Schedules and Exhibits hereto and thereto), constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between on behalf of the Parties with respect to such subject matter.

8.2 Survival of Agreements. Except as otherwise contemplated by this Agreement, any covenants and agreements of the Parties contained in this Agreement shall survive the Time of Distribution and remain in full force and effect in accordance with their applicable terms.

8.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.3):

If to OpCo, to:

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attention:       Regina Olshan, Esq. and

                          Stephen F Arcano, Esq.

Facsimile:        (212) 735-2000

if to GLPI, Pinnacle or a member of the Pinnacle Group, to:

Gaming and Leisure Properties, Inc.

825 Berkshire Blvd., Suite 400

Wyomissing, Pennsylvania 19610

Facsimile: (610) 401-2901

Email: bmoore@glpropinc.com

Attention:     Brandon J. Moore

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:        Daniel A. Neff

                           Gregory E. Ostling

Facsimile:        (212) 403-2000

8.4 Termination. Notwithstanding any provision to the contrary, if the Merger Agreement has been terminated in accordance with its terms, this Agreement may be terminated at any time prior to the Time of Distribution by and in the sole discretion of Pinnacle without the prior approval of any Person, including OpCo. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement. After the Time of Distribution, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

8.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

8.6 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, except that OpCo may assign (i) any or all of its rights and obligations under this Agreement to any of its Affiliates and (ii) any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of OpCo; provided, however, that, in each case, no such assignment shall release OpCo from any liability or obligation under this Agreement. This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, (A) is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (B) shall confer any right to employment or continued employment for any period or terms of employment, (C) be interpreted to prevent or restrict the Parties from modifying or terminating any Pinnacle Plan or OpCo Plan or the employment or terms of employment of any OpCo Service Provider, or (D) shall establish, modify or amend any Pinnacle Plan or OpCo Plan covering a Pinnacle Participant, OpCo Participant, any collective bargaining agreements, national collective bargaining agreements, or the terms and conditions of employment applicable to an OpCo Service Provider.

8.7 Specific Performance. Subject to the provisions of Article VII of this Agreement, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party which is or is to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

8.8 Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties which, unless the Merger Agreement has been terminated in accordance with its terms, shall not become effective unless GLPI has provided its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided that, unless the Merger Agreement has been terminated in accordance with its terms, no Party may waive any provision of this Agreement without GLPI’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

8.9 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context re-quires, (ii) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (iv) references to “$” shall mean U.S. dollars, (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified, (vi) the word “or” shall not be exclusive, (vii) references to “written” or “in writing” include in electronic form, (viii) provisions shall apply, when appropriate, to successive events and transactions, (ix) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (x) Pinnacle and OpCo have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement, and (xi) a reference to any Person includes such Person’s successors and permitted assigns.

8.10 Counterparts. This Agreement may be executed in counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

PINNACLE ENTERTAINMENT, INC.

By:

Name:
Title:

[OPCO]

By:

Name:
Title:

[Signature Page to Employee Matters Agreement]

EXHIBIT B

MASTER LEASE

TO

MASTER LEASE

Page
ARTICLE XXVI

26.1	Remedies Cumulative	A-155

ARTICLE XXVII

27.1	Acceptance of Surrender	A-156

ARTICLE XXVIII

28.1	No Merger	A-156

ARTICLE XXIX

29.1	Conveyance by Landlord	A-156

ARTICLE XXX

30.1	Quiet Enjoyment	A-156

ARTICLE XXXI

31.1	Landlord’s Financing	A-156
31.2	Attornment	A-157
31.3	Compliance with Facility Mortgage Documents	A-158

ARTICLE XXXII

32.1	Hazardous Substances	A-159
32.2	Notices	A-159
32.3	Remediation	A-159
32.4	Indemnity	A-160
32.5	Environmental Inspections	A-160

ARTICLE XXXIII

33.1	Memorandum of Lease	A-161
33.2	Tenant Financing	A-161

ARTICLE XXXIV

34.1	Expert Valuation Process	A-161

ARTICLE XXXV

35.1	Notices	A-163

ARTICLE XXXVI

36.1	Transfer of Tenant’s Property and Operational Control of the Facilities	A-163

EXHIBITS AND SCHEDULES

EXHIBIT A – LIST OF FACILITIES

EXHIBIT B – LEGAL DESCRIPTIONS

EXHIBIT C – GAMING LICENSES

EXHIBIT D – FORM OF GUARANTY

EXHIBIT E – FORM OF NONDISTURBANCE AND ATTORNMENT AGREEMENT

EXHIBIT F – FORM OF SUBORDINATION, NONDISTURBANCE AND ATTORNMENT

AGREEMENT

SCHEDULE A – DISCLOSURE ITEMS

SCHEDULE B – BASE YEAR NET REVENUE

SCHEDULE C – REVENUE GENERATING SPACES

SCHEDULE D – PROPERTY AGREEMENTS

SCHEDULE 1.1 – EXCLUSIONS FROM LEASED PROPERTY

SCHEDULE 6.3 – GUARANTORS UINDER THE MASTER LEASE

MASTER LEASE

This MASTER LEASE (the “Master Lease”) is entered into as of             , by and among [Pinnacle Entertainment, Inc.] (together with its permitted successors and assigns, “Landlord”), and [Pinnacle Entertainment OpCo Entity] (together with its permitted successors and assigns, “Tenant”).

RECITALS

A. Capitalized terms used in this Master Lease and not otherwise defined herein are defined in Article II hereof.

B. In connection with that certain Separation and Distribution Agreement, dated as of [            ] (the “Separation Agreement”), among [Pinnacle Entertainment, Inc.] and [OpCo] (“Tenant’s Parent”), Landlord desires to lease the Leased Property to Tenant and Tenant desires to lease the Leased Property from Landlord upon the terms set forth in this Master Lease.

C. Pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 20, 2015, [Pinnacle Entertainment, Inc.] will, subject to the terms and conditions thereof, merge with and into a wholly owned subsidiary of Gaming and Leisure Properties, Inc. (the “Merger Transaction”).

D. A list of the thirteen (13) facilities covered by this Master Lease as of the date hereof is attached hereto as Exhibit A (each a “Facility,” and collectively, the “Facilities”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

1.1 Leased Property. Upon and subject to the terms and conditions hereinafter set forth, Landlord leases to Tenant and Tenant leases from Landlord all of Landlord’s rights and interest in and to the following with respect to each of the Facilities (collectively, the “Leased Property”):

(a) the real property or properties described in Exhibit B attached hereto (collectively, the “Land”);

(b) all buildings, structures, barges, riverboats, Fixtures (as hereinafter defined) and other improvements of every kind now or hereafter located on the Land or connected thereto including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines (on-site and off-site to the extent Landlord has obtained any interest in the same), parking areas and roadways appurtenant to such buildings and structures of each such Facility (collectively, the “Leased Improvements”);

(c) all easements, rights and appurtenances relating to the Land and the Leased Improvements; and

(d) all equipment, machinery, fixtures, and other items of property, including all components thereof, that (i) are now or hereafter located in, on or used in connection with and permanently affixed to or otherwise incorporated into the Leased Improvements and (ii) qualify as Long-Lived Assets, together with all replacements, modifications, alterations and additions thereto (collectively, the “Fixtures”).

The Leased Property is leased subject to all covenants, conditions, restrictions, easements and other matters affecting the Leased Property as of the Commencement Date and such subsequent covenants, conditions, restrictions, easements and other matters as may be agreed to by Landlord or Tenant in accordance with the terms of this Master Lease, whether or not of record, including any matters which would be disclosed by an inspection or accurate survey of the Leased Property. Notwithstanding the foregoing, Leased Property shall exclude those items referenced on Schedule 1.1.

1.2 Single, Indivisible Lease. This Master Lease constitutes one indivisible lease of the Leased Property and not separate leases governed by similar terms. The Leased Property constitutes one economic unit, and the Rent and all other provisions have been negotiated and agreed to based on a demise of all of the Leased Property to Tenant as a single, composite, inseparable transaction and would have been substantially different had separate leases or a divisible lease been intended. Except as expressly provided in this Master Lease for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Master Lease apply equally and uniformly to all of the Leased Property as one unit. An Event of Default with respect to any portion of the Leased Property is an Event of Default as to all of the Leased Property. The parties intend that the provisions of this Master Lease shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible lease of all of the Leased Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Master Lease under 11 U.S.C. Section 365, or any successor or replacement thereof or any analogous state law, this is one indivisible and non-severable lease and executory contract dealing with one legal and economic unit and that this Master Lease must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Leased Property. The parties may amend this Master Lease from time to time to include one or more additional Facilities as part of the Leased Property and such future addition to the Leased Property shall not in any way change the indivisible and nonseverable nature of this Master Lease and all of the foregoing provisions shall continue to apply in full force.

1.3 Term. The “Term” of this Master Lease is the Initial Term plus all Renewal Terms, to the extent exercised. The initial term of this Master Lease (the “Initial Term”) shall commence on the date hereof (the “Commencement Date”) and end on the last day of the calendar month in which the tenth (10th) anniversary of the Commencement Date occurs, subject to renewal as set forth in Section 1.4 below.

1.4 Renewal Terms. The term of this Master Lease may be extended for five (5) separate “Renewal Terms” of five (5) years each if: (a) at least twelve (12), but not more than eighteen (18) months prior to the end of the then current Term, Tenant delivers to Landlord a Notice that it desires to exercise its right to extend this Master Lease for one (1) Renewal Term (a “Renewal Notice”); and (b) no Event of Default shall have occurred and be continuing on the date Landlord receives the Renewal Notice (the “Exercise Date”) or on the last day of the then current Term. During any such Renewal Term, except as otherwise specifically provided for herein, all of the terms and conditions of this Master Lease shall remain in full force and effect.

Tenant may exercise such options to renew with respect to all (and no fewer than all) of the Facilities which are subject to this Master Lease as of the Exercise Date.

ARTICLE II

2.1 Definitions. For all purposes of this Master Lease, except as otherwise expressly provided or unless the context otherwise requires, (i) the terms defined in this Article II have the meanings assigned to them in this Article and include the plural as well as the singular; all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; (ii) all references in this Master Lease to designated “Articles,” “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of this Master Lease; (iii) the word “including” shall have the same meaning as the phrase “including, without limitation,” and other similar phrases; (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Master Lease as a whole and not to any particular Article, Section or other subdivision; and (v) for the calculation of any financial ratios or tests referenced in this Master Lease (including the Adjusted Revenue to Rent Ratio and the Indebtedness to EBITDA Ratio), this Master Lease, regardless of its treatment under GAAP, shall be deemed to be an operating lease and the Rent payable hereunder shall be treated as an operating expense and shall not constitute Indebtedness or interest expense.

AAA: As defined in Section 34.1(b).

Accounts: All accounts, including deposit accounts and any Facility Mortgage Reserve Account (to the extent actually funded by Tenant), all rents, profits, income, revenues or rights to payment or reimbursement derived from the use of any space within the Leased Property and/or from goods sold or leased or services rendered from the Leased Property (including, without limitation, from goods sold or leased or services rendered from the Leased Property by any subtenant) and all accounts receivable, in each case whether or not evidenced by a contract, document, instrument or chattel paper and whether or not earned by performance, including without limitation, the right to payment of management fees and all proceeds of the foregoing.

Additional Charges: All Impositions and all other amounts, liabilities and obligations which Tenant assumes or agrees to pay under this Master Lease and, in the event of any failure on the part of Tenant to pay any of those items, except where such failure is due to the acts or omissions of Landlord, every fine, penalty, interest and cost which may be added for non-payment or late payment of such items.

Adjusted Revenue: For any Test Period, Net Revenue (i) minus expenses other than Specified Expenses and (ii) plus Specified Proceeds, if any; provided, however, that for purposes of calculating Adjusted Revenue, Net Revenue shall not include Gaming Revenues, Retail Sales or Promotional Allowances of any subtenants of Tenant or any deemed payments under subleases of this Master Lease, licenses or other access rights from Tenant to its operating subsidiaries. Adjusted Revenue shall be calculated on a pro forma basis to give effect to any increase or decrease in Rent as a result of the addition or removal of Leased Property to this Master Lease since the beginning of any Test Period of Tenant as if each such increase or decrease had been effected on the first day of such Test Period.

Adjusted Revenue to Rent Ratio: As at any date of determination, the ratio for any period of Adjusted Revenue to Rent. For purposes of calculating the Adjusted Revenue to Rent Ratio, Adjusted Revenue shall be calculated on a pro forma basis (and shall be calculated to give effect to (x) pro forma adjustments reasonably contemplated by Tenant and (y) such other pro forma adjustments consistent with Regulation S-X under the Securities Act) to give effect to any material acquisitions and material asset sales consummated by the Tenant or any Guarantor during any Test Period of Tenant as if each such material acquisition had been effected on the first day of such Test Period and as if each such material asset sale had been consummated on the day prior to the first day of such Test Period. In addition, (i) Adjusted Revenue and Rent shall be calculated on a pro forma basis to give effect to any increase or decrease in Rent as a result of the addition or removal of Leased Property to this Master Lease during any Test Period as if such increase or decrease had been effected on the first day of such Test Period and (ii) in the event Rent is to be increased in connection with the addition or inclusion of a Long-Lived Asset that is projected to increase Adjusted Revenue, such Rent increase shall not be taken into account in calculating the Adjusted Revenue to Rent Ratio until the first fiscal quarter following the completion of the installation or construction of such Long-Lived Assets.

Affected Facility: As defined in Section 7.3(a).

Affiliate: When used with respect to any corporation, limited liability company, or partnership, the term “Affiliate” shall mean any person which, directly or indirectly, controls or is controlled by or is under common control with such corporation, limited liability company or partnership. For the purposes of this definition, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, through the ownership of voting securities, partnership interests or other equity interests.

Appointing Authority: As defined in Section 34.1(b).

Award: All compensation, sums or anything of value awarded, paid or received on a total or partial Taking.

Base Rent: The sum of (i) the Building Base Rent, and (ii) the Land Base Rent.

Base Year Net Revenue: The amounts set forth on Schedule B1 for the Facilities.

Building Base Rent:

(A) During the Initial Term, an annual amount equal to [Two Hundred Eighty Nine Million Fifty Six Thousand Dollars ($289,056,000.00]2; provided, however, that commencing with the second (2nd) Lease Year and continuing each Lease Year thereafter during the Initial Term, the Building Base Rent shall increase to an annual amount equal to the sum of (i) the Building Base Rent for the immediately preceding Lease Year, and (ii) the Escalation.

(B) The Building Base Rent for the first year of each Renewal Term shall be an annual amount equal to the sum of (i) the Building Base Rent for the immediately preceding Lease Year, and (ii) the Escalation. Commencing with the second (2nd) Lease Year of any Renewal Term and continuing each Lease Year thereafter during such Renewal Term, the Building Base Rent shall increase to an annual amount equal to the sum of (i) the Building Base Rent for the immediately preceding Lease Year, and (ii) the Escalation.

(C) As applicable during the Term, Building Base Rent shall be increased pursuant to Section 10.3(c) in respect of Capital Improvements funded by Landlord (which increases shall, in each case, be subject to the Escalations provided in the foregoing clauses (A) and (B)).

Building Base Rent shall be subject to further adjustment as and to the extent provided in Section 14.6.

Business Day: Each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which national banks in the City of New York, New York or Las Vegas, Nevada are authorized, or obligated, by law or executive order, to close.

Capital Improvements: With respect to any Facility, any improvements or alterations or modifications of the Leased Improvements, including without limitation capital improvements and structural alterations, modifications or improvements, or one or more additional structures annexed to any portion of any of the Leased Improvements of such Facility, or the expansion of existing improvements, which are constructed on any parcel or portion of the Land of such Facility, during the Term, including construction of a new wing or new story, all of which shall constitute a portion of the Leased Improvements and Leased Property hereunder in accordance with Section 10.3. Notwithstanding the foregoing, for purposes of Article X only, “Capital Improvements” shall not include any improvements or alterations or modifications of the Leased Improvements or any expansion of the existing improvements if such (i) commenced prior to the Term in accordance with the terms of the Merger Agreement, and (ii) costs less than Fifteen Million Dollars ($15,000,000) on an individual project basis and less than Fifty Million Dollars ($50,000,000) in the aggregate with respect to all of the Facilities, it being agreed, for the avoidance of doubt, such improvements or alterations or modifications of the Leased Improvements or any expansion of the existing improvements shall be deemed part of the Leased Property and the Facilities for all purposes hereunder.

Cash: Cash and cash equivalents and all instruments evidencing the same or any right thereto and all proceeds thereof.

Casualty Event: Any loss of title or any loss of or damage to or destruction of, or any condemnation or other taking (including by any governmental authority) of, any asset for which Tenant or any of its Subsidiaries (directly or through Tenant’s Parent) receives cash insurance proceeds or proceeds of a condemnation award or other similar compensation (excluding proceeds of business interruption insurance). “Casualty Event” shall

[1]	Schedule B to list the trailing 12 months Net Revenues for the Facilities as of the month ending immediately prior to the execution of the Master Lease.
[2]	$377M minus (i) Land Base Rent and (ii) Percentage Rent. Current amount is as of June 30, 2015. Initial Building Base Rent to be updated as of the date of execution of the Master Lease.

include, but not be limited to, any taking of all or any part of any real property of Tenant or any of its Subsidiaries or any part thereof, in or by condemnation or other eminent domain proceedings pursuant to any applicable law, or by reason of the temporary requisition of the use or occupancy of all or any part of any real property of Tenant or any of its Subsidiaries or any part thereof by any governmental authority, civil or military.

Change in Control: (i) Any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended from time to time, and any successor statute), (a) shall have acquired direct or indirect beneficial ownership or control of fifty percent (50%) or more on a fully diluted basis of the direct or indirect voting power in the Equity Interests of Tenant’s Parent entitled to vote in an election of directors of Tenant’s Parent, or (b) shall have caused the election of a majority of the members of the board of directors or equivalent body of Tenant’s Parent, which such members have not been nominated by a majority of the members of the board of directors or equivalent body of Tenant’s Parent as such were constituted immediately prior to such election, (ii) except as permitted or required hereunder, the direct or indirect sale by Tenant or Tenant’s Parent of all or substantially all of Tenant’s assets, whether held directly or through Subsidiaries, relating to the Facilities in one transaction or in a series of related transactions (excluding sales to Tenant or its Subsidiaries), or (iii) (a) Tenant ceasing to be a wholly-owned Subsidiary (directly or indirectly) of Tenant’s Parent or (b) Tenant’s Parent ceasing to control one hundred percent (100%) of the voting power in the Equity Interests of Tenant or (iv) Tenant’s Parent consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Tenant’s Parent, in any such event pursuant to a transaction in which any of the outstanding Equity Interests of Tenant’s Parent ordinarily entitled to vote in an election of directors of Tenant’s Parent or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Equity Interests of Tenant’s Parent ordinarily entitled to vote in an election of directors of Tenant’s Parent outstanding immediately prior to such transaction constitute or are converted into or exchanged into or exchanged for a majority (determined by voting power in an election of directors) of the outstanding Equity Interests ordinarily entitled to vote in an election of directors of such surviving or transferee Person (immediately after giving effect to such transaction).

Code: The Internal Revenue Code of 1986 and, to the extent applicable, the Treasury Regulations promulgated thereunder, each as amended from time to time.

Commencement Date: As defined in Section 1.3.

Competing Facility: As defined in Section 7.3(e).

Competing Facility Floor: As defined in Section 7.3(e).

Condemnation: The exercise of any governmental power, whether by legal proceedings or otherwise, by a Condemnor or a voluntary sale or transfer by Landlord to any Condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

Condemnor: Any public or quasi-public authority, or private corporation or individual, having the power of Condemnation.

Confidential Information: Any and all financial, technical, proprietary, confidential, and other information, including data, reports, interpretations, forecasts, analyses, compilations, studies, summaries, extracts, records, know-how, statements (written or oral) or other documents of any kind, that contain information concerning the business and affairs of a party or its affiliates, divisions and subsidiaries, which such party or its Related Persons provide to the other party or its Related Persons, whether furnished before or after the date of this Master Lease, and regardless of the manner in which it was furnished, and any material prepared by a party or its Related Persons, in whatever form maintained, containing, reflecting or based upon, in whole or in part, any such information; provided, however, that “Confidential Information” shall not include information which: (i) was or becomes generally available to the public other than as a result of a disclosure by the other party or its Related Persons in breach of this Master Lease; (ii) was or becomes available to the other party or its Related Persons on a non-confidential basis prior to its disclosure hereunder as evidenced by the written records of the other party or its Related Persons, provided that the source of the information is not bound by a confidentiality agreement or otherwise prohibited from transmitting such information by a contractual, legal or fiduciary duty; or (iii) was independently developed by the other party without the use of any Confidential Information, as evidenced by the written records of the other party.

Consolidated Interest Expense: For any period, interest expense of Tenant and its Subsidiaries that are Guarantors for such period as determined on a consolidated basis for Tenant and its Subsidiaries that are Guarantors in accordance with GAAP.

CPI: The United States Department of Labor, Bureau of Labor Statistics Revised Consumer Price Index for All Urban Consumers (1982-84=100), U.S. City Average, All Items, or, if that index is not available at the time in question, the index designated by such Department as the successor to such index, and if there is no index so designated, an index for an area in the United States that most closely corresponds to the entire United States, published by such Department, or if none, by any other instrumentality of the United States.

CPI Increase: The product of (i) the CPI published for the beginning of each Lease Year, divided by (ii) the CPI published for the beginning of the first Lease Year. If the product is less than one, the CPI Increase shall be equal to one.

CPR Institute: As defined in Section 34.1(b).

Date of Taking: The date the Condemnor has the right to possession of the property being condemned.

Debt Agreement: If designated by Tenant to Landlord in writing to be included in the definition of “Debt Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other indebtedness, in each case, with the same or different borrowers or issuers and, in each case, (i) entered into from time to time by Tenant and/or its Affiliates, (ii) as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time, (iii) which may be secured by assets of Tenant and its Subsidiaries, including, but not limited to, their Cash, Accounts, Tenant’s Property, real property and leasehold estates in real property (including this Master Lease), and (iv) which shall provide Landlord, in accordance with Section 17.3 hereof, the right to receive copies of notices of Specified Debt Agreement Defaults thereunder and opportunity to cure any breaches or defaults by Tenant thereunder within the cure period, if any, that exists under such Debt Agreement.

Dollars and $: The lawful money of the United States.

Discretionary Transferee: A transferee that meets all of the following requirements: (a) such transferee has (1) at least five (5) years of experience (directly or through one or more of its Subsidiaries) operating or managing casinos with revenues in the immediately preceding fiscal year of at least Seven Hundred Fifty Million Dollars ($750,000,000) (or retains a manager with such qualifications, which manager shall not be replaced other than in accordance with Article XXII hereof) that is not in the business, and that does not have an Affiliate in the business, of leasing properties to gaming operators, or (2) agreement(s) in place in a form reasonably satisfactory to Landlord to retain for a period of eighteen (18) months (or more) after the effective time of the transfer at least (i) eighty percent (80%) of Tenant and its Subsidiaries’ personnel employed at the Facilities who have employment contracts as of the date of the relevant agreement to transfer and (ii) seventy percent (70%) of

Tenant’s and Tenant’s Parent’s ten most highly compensated corporate employees as of the date of the relevant agreement to transfer based on total compensation determined in accordance with Item 402 of Regulation S-K of the Securities and Exchange Act of 1934, as amended; (b) such transferee (directly or through one or more of its Subsidiaries) is licensed or certified by each gaming authority with jurisdiction over any portion of the Leased Property as of the date of any proposed assignment or transfer to such entity (or will be so licensed upon its assumption of the Master Lease); (c) such transferee is Solvent, and, other than in the case of a Permitted Leasehold Mortgagee Foreclosing Party, if such transferee has a Parent Company, the Parent Company of such transferee is Solvent, and (d) (i) other than in the case of a Permitted Leasehold Mortgagee Foreclosing Party, (x) the Parent Company of such transferee or, if such transferee does not have a Parent Company, such transferee, has sufficient assets so that, after giving effect to its assumption of Tenant’s obligations hereunder or the applicable assignment (including pursuant to a Change in Control under Section 22.2(iii)(x) or Section 22.2(iii)(y), its Indebtedness to EBITDA Ratio on a consolidated basis in accordance with GAAP is less than 8:1 on a pro forma basis based on projected earnings and after giving effect to the proposed transaction or (y) an entity that has an investment grade credit rating from a nationally recognized rating agency with respect to such entity’s long term, unsecured debt has provided a Guaranty, or (ii) in the case of a Permitted Leasehold Mortgagee Foreclosing Party, (x) Tenant has an Indebtedness to EBITDA Ratio of less than 8:1 on a pro forma basis based on projected earnings and after giving effect to the proposed transaction or (y) an entity that has an investment grade credit rating from a nationally recognized rating agency with respect to such entity’s long term, unsecured debt has provided a Guaranty.

EBITDA: For any Test Period, the consolidated net income or loss of the Parent Company of a Discretionary Transferee (or, in the case of (x) a Permitted Leasehold Mortgagee Foreclosing Party, such Permitted Leasehold Mortgagee Foreclosing Party or (y) a Discretionary Transferee that does not have a Parent Company, such Discretionary Transferee) on a consolidated basis for such period, determined in accordance with GAAP, adjusted by excluding (1) income tax expense, (2) consolidated interest expense (net of interest income), (3) depreciation and amortization expense, (4) any income, gains or losses attributable to the early extinguishment or conversion of indebtedness or cancellation of indebtedness, (5) gains or losses on discontinued operations and asset sales, disposals or abandonments, (6) impairment charges or asset write-offs including, without limitation, those related to goodwill or intangible assets, long-lived assets, and investments in debt and equity securities, in each case, in accordance with GAAP, (7) any non-cash items of expense (other than to the extent such non-cash items of expense require or result in an accrual or reserve for future cash expenses), (8) extraordinary gains or losses and (9) unusual or non-recurring gains or items of income or loss.

Encumbrance: Any mortgage, deed of trust, lien, encumbrance or other matter affecting title to any of the Leased Property, or any portion thereof or interest therein.

End of Term Gaming Asset Transfer Notice: As defined in Section 36.1.

Environmental Costs: As defined in Section 32.4.

Environmental Laws: Any and all federal, state, municipal and local laws, statutes, ordinances, rules, regulations, guidances, policies, orders, decrees or judgments, whether statutory or common law, as amended from time to time, now or hereafter in effect, or promulgated, pertaining to the environment, public health and safety and industrial hygiene, including the use, generation, manufacture, production, storage, release, discharge, disposal, handling, treatment, removal, decontamination, cleanup, transportation or regulation of any Hazardous Substance, including the Industrial Site Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide, Rodenticide Act, the Safe Drinking Water Act and the Occupational Safety and Health Act.

Equity Interests: With respect to any Person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or non-voting), of equity of such person, including, if such person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

Equity Rights: With respect to any Person, any then outstanding subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any stockholders’ or voting trust agreements) for the issuance, sale, registration or voting of any additional Equity Interests of any class, or partnership or other ownership interests of any type in, such person; provided, however, that a debt instrument convertible into or exchangeable or exercisable for any Equity Interests shall not be deemed an Equity Right.

Escalated Building Base Rent: For any Lease Year (other than the first Lease Year), an amount equal to 102% of the Building Base Rent as of the end of the immediately preceding Lease Year.

Escalation: For any Lease Year (other than the first Lease Year), the lesser of (a) an amount equal to the excess of (i) the Escalated Building Base Rent for such Lease Year over (ii) the Building Base Rent for the immediately preceding Lease Year, and (b) an amount (but not less than zero) that adding such amount to the Rent for the immediately preceding Lease Year will have yielded an Adjusted Revenue to Rent Ratio for such preceding Lease Year of 1.8:1.

Event of Default: As defined in Section 16.1.

Excluded Sublease: Any sublease permitted hereunder relating to solely portions of the Leased Property (a) that are within the footprint of a building located on the Leased Property as of the date hereof, (b) that are not Revenue Generating Spaces as of the date hereof and (c) with respect to which (i) a Person that is not an Affiliate of Tenant is subtenant, and (ii) the premises subleased thereunder will not be used for gaming or lodging purposes.

Exercise Date: As defined in Section 1.4.

Expert: An independent third party professional, with expertise in respect of a matter at issue, appointed by the agreement of Landlord and Tenant or otherwise in accordance with Article XXXIV hereof.

Facilit(y)(ies): As defined in Recital D.

Facility Mortgage: As defined in Section 13.1.

Facility Mortgage Documents: With respect to each Facility Mortgage and Facility Mortgagee, the applicable Facility Mortgage, loan agreement, debt agreement, credit agreement or indenture, lease, note, collateral assignment instruments, guarantees, indemnity agreements and other documents or instruments evidencing, securing or otherwise relating to the loan made, credit extended, or lease or other financing vehicle entered into pursuant thereto.

Facility Mortgage Reserve Account: As defined in Section 31.3(b).

Facility Mortgagee: As defined in Section 13.1.

Financial Statements: (i) For a Fiscal Year, consolidated statements of Tenant’s Parent and its consolidated subsidiaries (as defined by GAAP) of income, stockholders’ equity and comprehensive income and cash flows for such period and for the period from the beginning of the Fiscal Year to the end of such period and the related consolidated balance sheet as at the end of such period, together with the notes thereto, all in reasonable detail and setting forth in comparative form the corresponding figures for the corresponding period in the preceding Fiscal Year and prepared in accordance with GAAP and audited by a “big four” or other nationally recognized accounting firm, and (ii) for a fiscal quarter, consolidated statements of Tenant’s Parent’s income, stockholders’ equity and comprehensive income and cash flows for such period and for the period from the beginning of the Fiscal Year to the end of such period and the related consolidated balance sheet as at the end of such period, together with the notes thereto, all in reasonable detail and setting forth in comparative form the corresponding figures for the corresponding period in the preceding Fiscal Year and prepared in accordance with GAAP.

Fiscal Year: The annual period commencing January 1 and terminating December 31 of each year.

Fixtures: As defined in Section 1.1(d).

Foreclosure Assignment: As defined in Section 22.2(iii).

Foreclosure COC: As defined in Section 22.2(iii).

Foreclosure Purchaser: As defined in Section 31.1.

GAAP: Generally accepted accounting principles consistently applied in the preparation of financial statements, as in effect from time to time (except with respect to any financial ratio defined or described herein or the components thereof, for which purposes GAAP shall refer to such principles as in effect as of the date hereof).

Gaming Assets FMV: As defined in Section 36.1.

Gaming Facility: A facility at which there are operations of slot machines, table games or pari-mutuel wagering.

Gaming License: Any license, permit, approval, finding of suitability or other authorization issued by a state regulatory agency to operate, carry on or conduct any gambling game, gaming device, slot machine, race book or sports pool on the Leased Property, or required by any Gaming Regulation, including each of the licenses, permits or other authorizations set forth on Exhibit C, as amended from time to time, and those related to any Facilities that are added to this Master Lease after the date hereof.

Gaming Regulation(s): Any and all laws, statutes, ordinances, rules, regulations, policies, orders, codes, decrees or judgments, and Gaming License conditions or restrictions, as amended from time to time, now or hereafter in effect or promulgated, pertaining to the operation, control, maintenance or Capital Improvement of a Gaming Facility or the conduct of a person or entity holding a Gaming License, including, without limitation, any requirements imposed by a regulatory agency, commission, board or other governmental body pursuant to the jurisdiction and authority granted to it under applicable law.

Gaming Revenues: As defined in the definition of Net Revenue.

GLP: Gaming and Leisure Properties, Inc.

Greenfield Floor: As defined in Section 7.3(a).

Greenfield Project: As defined in Section 7.3(a).

Ground Leased Property: The real property leased pursuant to the Ground Leases.

Ground Leases: Those certain leases with respect to real property that is a portion of the Leased Property, pursuant to which Landlord is a tenant and which leases have either been approved by Tenant or are in existence as of the date hereof and listed on Schedule A hereto.

Ground Lessor: As defined in Section 8.4(a).

Guarantor: Any entity that guaranties the payment or collection of all or any portion of the amounts payable by Tenant, or the performance by Tenant of all or any of its obligations, under this Master Lease, including any replacement guarantor consented to by Landlord in connection with the assignment of the Master Lease or a sublease of Leased Property pursuant to Article XXII.

Guaranty: That certain Guaranty of Master Lease dated as of the date hereof, a form of which is attached as Exhibit D hereto, as the same may be amended, supplemented or replaced from time to time, by and between Tenant’s Parent, Landlord and certain Subsidiaries of Tenant from time to time party thereto, and any other guaranty in form and substance reasonably satisfactory to the Landlord executed by a Guarantor in favor of Landlord (as the same may be amended, supplemented or replaced from time to time) pursuant to which such Guarantor agrees to guaranty all of the obligations of Tenant hereunder.

Handling: As defined in Section 32.4.

Hazardous Substances: Collectively, any petroleum, petroleum product or by product or any substance, material or waste regulated or listed pursuant to any Environmental Law.

Immaterial Subsidiary Guarantor: Any Subsidiary of Tenant having assets with an aggregate fair market value of less than twenty-five million Dollars ($25.0 million) as of the most recent date on which Financial Statements have been delivered to Landlord pursuant to Section 23.1(b); provided, however, that in no event shall the aggregate fair market value of the assets of all Immaterial Subsidiary Guarantors exceed fifty million Dollars ($50.0 million) as of the most recent date on which Financial Statements have been delivered to Landlord pursuant to Section 23.1(b).

Impartial Appraiser: As defined in Section 13.2.

Impositions: Collectively, all taxes, including capital stock, franchise, margin and other state taxes of Landlord, ad valorem, sales, use, single business, gross receipts, transaction privilege, rent or similar taxes; assessments including assessments for public improvements or benefits, whether or not commenced or completed prior to the date hereof and whether or not to be completed within the Term; ground rents (pursuant to the Ground Leases); all obligations of Landlord and its Affiliates under the documents listed on Schedule D hereto; water, sewer and other utility levies and charges; excise tax levies; fees including license, permit, inspection, authorization and similar fees; and all other governmental charges, in each case whether general or special, ordinary or extraordinary, or foreseen or unforeseen, of every character in respect of the Leased Property and/or the Rent and Additional Charges and all interest and penalties thereon attributable to any failure in payment by Tenant (other than failures arising from the acts or omissions of Landlord) which at any time prior to, during or in respect of the Term hereof may be assessed or imposed on or in respect of or be a lien upon (i) Landlord or Landlord’s interest in the Leased Property, (ii) the Leased Property or any part thereof or any rent therefrom or any estate, right, title or interest therein, or (iii) any occupancy, operation, use or possession of, or sales from or activity conducted on or in connection with the Leased Property or the leasing or use of the Leased Property or any part thereof; provided, however, that nothing contained in this Master Lease shall be construed to require Tenant to pay (a) any tax based on net income (whether denominated as a franchise or capital stock or other tax) imposed on Landlord or any other Person, (b) any transfer, or net revenue tax of Landlord or any other Person except Tenant and its successors, (c) any tax imposed with respect to the sale, exchange or other disposition by Landlord of any Leased Property or the proceeds thereof, or (d) any principal or interest on any indebtedness on or secured by the Leased Property owed to a Facility Mortgagee for which Landlord or its Subsidiaries or GLP is the obligor; provided, further, Impositions shall include any tax, assessment, tax levy or charge set forth in clause (a) or (b) that is levied, assessed or imposed in lieu of, or as a substitute for, any Imposition.

Indebtedness: Of any Person, without duplication, (a) all indebtedness of such Person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, (b) all obligations of such Person as lessee under capital leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with GAAP, (c) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business), (d) all indebtedness secured by a lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person, (e) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit (whether or not drawn) and banker’s acceptances issued for the account of such Person, (f) all obligations under any agreement with respect to any swap, forward, future or derivative transaction or option or similar arrangement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or combination of transactions, (g) all guarantees by such Person of any of the foregoing and (h) all indebtedness of the nature described in the foregoing clauses (a)-(g) of any partnership of which such Person is a general partner.

Indebtedness to EBITDA Ratio: As at any date of determination, the ratio of (a) Indebtedness of the applicable (x) Discretionary Transferee or Parent Company of the Discretionary Transferee or (y) in the case of a Permitted Leasehold Mortgagee Foreclosing Party, the Permitted Leasehold Mortgagee Foreclosing Party (such Discretionary Transferee, Parent Company or Permitted Leasehold Mortgagee Foreclosing Party, as applicable the “Relevant Party”) on a consolidated basis, as of such date (excluding (i) Indebtedness of the type referenced in clauses (e) or (f) of the definition of Indebtedness or Indebtedness referred to in clauses (d) or (g) of the definition of Indebtedness to the extent relating to Indebtedness of the type referenced in clauses (e) or (f) of the definition of Indebtedness, to (b) EBITDA for the Test Period most recently ended prior to such date for which financial statements are available. For purposes of calculating the Indebtedness to EBITDA Ratio, EBITDA shall be calculated on a pro forma basis (and shall be calculated, except for pro forma adjustments reasonably contemplated by the potential transferee which may be included in such calculations, otherwise in accordance with Regulation S-X under the Securities Act) to give effect to any material acquisitions and material asset sales consummated by the Relevant Party and its Subsidiaries since the beginning of any Test Period of the Relevant Party as if each such material acquisition had been effected on the first day of such Test Period and as if each such material asset sale had been consummated on the day prior to the first day of such period. In addition, for the avoidance of doubt, (i) if the Relevant Party or any Subsidiary of the Relevant Party has incurred any Indebtedness or repaid, repurchased, acquired, defeased or otherwise discharged any Indebtedness since the end of the most recent Test Period for which financial statements are available, Indebtedness shall be calculated (for purposes of this definition) after giving effect on a pro forma basis to such incurrence, repayment, repurchase, acquisition, defeasance or discharge and the applications of any proceeds thereof as if it had occurred prior to the first day of such Test Period and (ii) the Indebtedness to EBITDA Ratio shall give pro forma effect to the transactions whereby the applicable Discretionary Transferee becomes party to the Master Lease or the Change in Control transactions permitted under Section 22.2(iii) and shall include the Indebtedness and EBITDA of Tenant and its Subsidiaries for the relevant period.

Initial Term: As defined in Section 1.3.

Insurance Requirements: The terms of any insurance policy required by this Master Lease and all requirements of the issuer of any such policy and of any insurance board, association, organization or company necessary for the maintenance of any such policy.

Investment Fund: A bona fide private equity fund or bona fide investment vehicle arranged by and managed by or controlled by, or under common control with, a private equity fund (excluding any private equity fund investment vehicle the primary assets of which are Tenant and its Subsidiaries and/or this Master Lease and assets related thereto) that is engaged in making, purchasing, funding or otherwise or investing in a diversified portfolio of businesses and companies and is organized primarily for the purpose of making equity investments in companies.

Land: As defined in Section 1.1(a).

Land Base Rent: An annual amount equal to [Forty Three Million Nine Hundred Seventy Two Thousand Dollars ($43,972,000.00)]3. Land Base Rent shall be subject to further adjustment as and to the extent provided in Section 14.6.

Landlord: As defined in the preamble.

Landlord Representatives: As defined in Section 23.4.

Landlord Tax Returns: As defined in Section 4.1(b).

Lease Year: The first Lease Year for each Facility shall be the period commencing on the Commencement Date and ending on the last day of the calendar month in which the first (1st) anniversary of the Commencement Date occurs, and each subsequent Lease Year for each Facility shall be each period of twelve (12) full calendar months after the last day of the prior Lease Year.

Leased Improvements: As defined in Section 1.1(b).

Leased Property: As defined in Section 1.1.

Leased Property Rent Adjustment Event: As defined in Section 14.6.

Leasehold Estate: As defined in Section 17.1(a).

Legal Requirements: All federal, state, county, municipal and other governmental statutes, laws, rules, policies, guidance, codes, orders, regulations, ordinances, permits, licenses, covenants, conditions, restrictions, judgments, decrees and injunctions (including common law, Gaming Regulations and Environmental Laws) affecting either the Leased Property, Tenant’s Property and all Capital Improvements or the construction, use or alteration thereof, whether now or hereafter enacted and in force, including any which may (i) require repairs, modifications or alterations in or to the Leased Property and Tenant’s Property, (ii) in any way adversely affect the use and enjoyment thereof, or (iii) regulate the transport, handling, use, storage or disposal or require the cleanup or other treatment of any Hazardous Substance.

Liquor Authority: As defined in Section 41.13(a).

Liquor Laws: As defined in Section 41.13(a).

Long-Lived Assets: (i) With respect to property owned by Tenant’s Parent as of the date hereof, all property capitalized in accordance with GAAP with an expected life of not less than fifteen (15) years as initially reflected on the books and records of Tenant’s Parent at or about the time of acquisition thereof or (ii) with respect to those assets purchased, replaced or otherwise maintained by Tenant after the date hereof, such asset capitalized in accordance with GAAP with an expected life of not less than fifteen (15) years as of or about the time of the acquisition thereof, as classified by Tenant in accordance with GAAP.

Master Lease: As defined in the preamble.

Material Indebtedness: At any time, Indebtedness of any one or more of the Tenant (and its Subsidiaries) and any Guarantor in an aggregate principal amount exceeding ten percent (10%) of Adjusted Revenue of Tenant and the Guarantors that are Subsidiaries of Tenant on a consolidated basis over the most recent Test Period for which financial statements are available. As of the date hereof, until financial statements are available for the initial Test Period, such amount shall be [$        [amount equal to 10% of Adjusted Revenue for 12 month trailing period as of the date of the Lease]].

[3]	Calculated as two percent (2%) of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the Master Lease to equal two percent (2%) of the aggregate Base Year Net Revenue.

Maximum Foreseeable Loss: As defined in Section 13.2.

Merger Agreement: As defined in Recital C.

Merger Transaction: As defined in Recital C.

Net Revenue: The sum of, without duplication, (i) the amount received by Tenant (and its Subsidiaries and its subtenants) from patrons at any Facility for gaming, less refunds and free promotional play provided to the customers and invitees of Tenant (and its Subsidiaries and subtenants) pursuant to a rewards, marketing, and/or frequent users program, and less amounts returned to patrons through winnings at any Facility (the amounts in this clause (i), “Gaming Revenues”); and (ii) the gross receipts of Tenant (and its Subsidiaries and subtenants) for all goods and merchandise sold, the charges for all services performed, or any other revenues generated by Tenant (and its Subsidiaries and subtenants) in, at, or from the Leased Property for cash, credit, or otherwise (without reserve or deduction for uncollected amounts), but excluding any Gaming Revenues (the amounts in this clause (ii), “Retail Sales”); less (iii) the retail value of accommodations, food and beverage, and other services furnished without charge to guests of Tenant (and its Subsidiaries and subtenants) at any Facility (the amounts in this clause (iii), “Promotional Allowance”). For the avoidance of doubt, gaming taxes and casino operating expenses (such as salaries, income taxes, employment taxes, supplies, equipment, cost of goods and inventory, rent, office overhead, marketing and advertising and other general administrative costs) will not be deducted in arriving at Net Revenue. Net Revenue will be calculated on an accrual basis for these purposes, as required under GAAP. For the absence of doubt, if Gaming Revenues, Retail Sales or Promotional Allowances of a Subsidiary or subtenant, as applicable, are taken into account for purposes of calculating Net Revenue, any rent received by Tenant from such Subsidiary or subtenant, as applicable, pursuant to any sublease with such Subsidiary or subtenant, as applicable, shall not also be taken into account for purposes of calculating Net Revenues. Notwithstanding the foregoing, (i) with respect to any Specified Sublease, Net Revenue shall not include Gaming Revenues or Retail Sales from the subtenants under such subleases and shall include the rent received by Tenant or its subsidiaries thereunder, and (ii) with respect to any Excluded Sublease, Net Revenue shall not include Retail Sales from the subtenants under such subleases.

New Lease: As defined in Section 17.1(f).

Notice: A notice given in accordance with Article XXXV.

Notice of Termination. As defined in Section 17.1(f).

NRS: As defined in Section 41.14.

OFAC: As defined in Section 39.1.

Officer’s Certificate: A certificate of Tenant or Landlord, as the case may be, signed by an officer of such party authorized to so sign by resolution of its board of directors or by its sole member or by the terms of its by-laws or operating agreement, as applicable.

Overdue Rate: On any date, a rate equal to five (5) percentage points above the Prime Rate, but in no event greater than the maximum rate then permitted under applicable law.

Parent Company: With respect to any Discretionary Transferee, any Person (other than an Investment Fund) (x) as to which such Discretionary Transferee is a Subsidiary; and (y) which is not a Subsidiary of any other Person (other than an Investment Fund).

Payment Date: Any due date for the payment of the installments of Rent or any other sums payable under this Master Lease.

Percentage Rent: Initially, an annual amount equal to equal to [Forty Three Million Nine Hundred Seventy Two Thousand Dollars ($43,972,000.00)]4. The Percentage Rent shall be reset each Percentage Rent Reset Year to a fixed annual amount equal to the product of (i) four percent (4%) and (ii) the excess (if any) of (a) the average annual Net Revenues for the trailing two-year period (i.e., the first (1st) and second (2nd) Lease Years, the third (3rd) and fourth (4th) Lease Years, the fifth (5th) and sixth (6th) Lease Years, etc.) over (b) [One Billion, Ninety Nine Million, Three Hundred Five Thousand Five Hundred Dollars ($1,099,305,500.00)]5. For purposes of the preceding sentence, in the case of any Leased Property Rent Adjustment Event, the “average annual Net Revenues” shall be calculated as if such Leased Property Rent Adjustment Event occurred on the first day of such trailing two-year period. Percentage Rent shall be subject to further adjustment as and to the extent provided in Section 14.6 and in Section 22.3.

Percentage Rent Reset Year: Each and every other Lease Year commencing with the third (3rd) Lease Year, and continuing with the fifth (5th) Lease Year, the seventh (7th) Lease Year, the ninth (9th) Lease Year, the first (1st), third (3rd) and fifth (5th) Lease Years of the first Renewal Term, the second (2nd) and fourth (4th) Lease Years of the second Renewal Term, etc.

Permitted Leasehold Mortgage: A document creating or evidencing an encumbrance on Tenant’s leasehold interest (or a subtenant’s subleasehold interest) in the Leased Property, granted to or for the benefit of a Permitted Leasehold Mortgagee as security for the obligations under a Debt Agreement.

Permitted Leasehold Mortgagee: The lender or agent or trustee or similar representative on behalf of one or more lenders or noteholders or other investors under a Debt Agreement, in each case as and to the extent such Person has the power to act on behalf of all lenders under such Debt Agreement pursuant to the terms thereof; provided such lender, agent or trustee or similar representative (but not necessarily the lenders, noteholders or other investors which it represents) is a banking institution in the business of generally acting as a lender, agent or trustee or similar representative (in each case, on behalf of a group of lenders) under debt agreements or instruments similar to the Debt Agreement.

Permitted Leasehold Mortgagee Designee: An entity designated by a Permitted Leasehold Mortgagee and acting for the benefit of the Permitted Leasehold Mortgagee, or the lenders, noteholders or investors represented by the Permitted Leasehold Mortgagee.

Permitted Leasehold Mortgagee Foreclosing Party: A Permitted Leasehold Mortgagee that forecloses on this Master Lease and assumes this Master Lease or a Subsidiary of a Permitted Leasehold Mortgagee that assumes this Master Lease in connection with a foreclosure on this Master Lease by a Permitted Leasehold Mortgagee.

Person or person: Any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other form of entity.

Pre-Opening Expense: With respect to any fiscal period, the amount of expenses (including Consolidated Interest Expense) incurred with respect to capital projects which are appropriately classified as “pre-opening expenses” on the applicable financial statements of Tenant’s Parent and its Subsidiaries for such period.

Primary Intended Use: Gaming and/or pari-mutuel use consistent, with respect to each Facility, with its current use (as specified on Exhibit A attached hereto as it may be amended from time to time), or with

[4]	Calculated as two percent (2%) of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the Master Lease to equal two percent (2%) of the aggregate Base Year Net Revenue.
[5]	Calculated as fifty percent (50%) of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the Master Lease to equal fifty percent (50%) of the aggregate Base Year Net Revenue.

prevailing gaming industry use at any time, together with all ancillary uses consistent with gaming use and operations, including hotels, restaurants, bars, etc.

Prime Rate: On any date, a rate equal to the annual rate on such date publicly announced by JPMorgan Chase Bank, N.A. (provided that if JPMorgan Chase Bank, N.A. ceases to publish such rate, the Prime Rate shall be determined according to the Prime Rate of another nationally known money center bank reasonably selected by Landlord), to be its prime rate for ninety (90)-day unsecured loans to its corporate borrowers of the highest credit standing, but in no event greater than the maximum rate then permitted under applicable law.

Proceeding: As defined in Section 23.1(b)(v).

Prohibited Persons: As defined in Section 39.1.

Promotional Allowance: As defined in the definition of Net Revenue.

Qualified Successor Tenant: As defined in Section 36.2.

Related Persons: With respect to a party, such party’s Affiliates and Subsidiaries and the directors, officers, employees, agents, advisors and controlling persons of such party and its Affiliates and Subsidiaries.

Renewal Notice: As defined in Section 1.4(a).

Renewal Term: A period for which the Term is renewed in accordance with Section 1.4.

Rent: Collectively, the Base Rent and the Percentage Rent.

Representative: With respect to the lenders or holders under a Debt Agreement, a Person designated as agent or trustee or a Person acting in a similar capacity or as representative for such lenders or holders.

Restricted Area: The geographical area that at any time during the Term is within a sixty (60) mile radius of any Facility covered under this Master Lease at such time.

Restricted Information: As defined in Section 23.1(c).

Restricted Payment: Dividends (in cash, property or obligations) on, or other payments or distributions on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement, repurchase or other acquisition of, any Equity Interests or Equity Rights (other than outstanding securities convertible into Equity Interests) of Tenant, but excluding dividends, payments or distributions paid through the issuance of additional shares of Equity Interests and any redemption, retirement or exchange of any Equity Interest through, or with the proceeds of, the issuance of Equity Interests of Tenant.

Retail Sales: As defined in the definition of Net Revenue.

Revenue Generating Spaces. The portions of the footprint of the buildings located on the Leased Property that are designated as “Revenue Generating Space” on Schedule C hereto.

SEC: The United States Securities and Exchange Commission.

Securities Act: The Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

Separation Agreement: As defined in Recital B.

Solvent: With respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person, on a going-concern basis, is greater than the total amount of liabilities (including contingent liabilities) of such Person, (b) the present fair salable value of the assets of such Person, on a going-concern basis, is not less than the amount that will be required to pay the probable liability of such Person on its debts (including contingent liabilities) as they become absolute and matured, (c) such Person has not incurred, and does not intend to, and does not believe that it will, incur, debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital and (e) such Person is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Accounting Standards Codification No. 450).

Specified Debt Agreement Default: Any event or occurrence under a Debt Agreement or Material Indebtedness that enables or permits the lenders or holders (or Representatives of such lenders or holders) to accelerate the maturity of the Indebtedness outstanding under a Debt Agreement or Material Indebtedness.

Specified Expenses: For any Test Period, (i) Rent incurred for the same Test Period, and (ii) the (1) income tax expense, (2) consolidated interest expense, (3) depreciation and amortization expense, (4) any nonrecurring, unusual, or extraordinary items of income, cost or expense, including but not limited to, (a) any gains or losses attributable to the early extinguishment or conversion of indebtedness, (b) gains or losses on discontinued operations and asset sales, disposals or abandonments, and (c) impairment charges or asset write-offs including, without limitation, those related to goodwill or intangible assets, long-lived assets, and investments in debt and equity securities, in each case, pursuant to GAAP, (5) any non-cash items of expense (other than to the extent such non-cash items of expense require an accrual or reserve for future cash expenses (provided that if such accrual or reserve is for contingent items, the outcome of which is subject to uncertainty, such non-cash items of expense may, at the election of the Tenant, be added to net income and deducted when and to the extent actually paid in cash)), (6) any Pre-Opening Expenses, (7) transaction costs for the spin-off of Tenant’s Parent, the entry into this Master Lease, the negotiation and consummation of the financing transactions in connection therewith and the other transactions contemplated in connection with the foregoing consummated on or before the date hereof, (8) non-cash valuation adjustments, (9) any expenses related to the repurchase of stock options, and (10) expenses related to the grant of stock options, restricted stock, or other equivalent or similar instruments; in the case of each of (1) through (10), of Tenant and the Subsidiaries of Tenant that are Guarantors on a consolidated basis for such period.

Specified Proceeds: For any Test Period, to the extent not otherwise included in Net Revenue, the amount of insurance proceeds received during such period by Tenant or the Guarantors in respect of any Casualty Event; provided, however, that for purposes of this definition, (i) with respect to any Facility subject to such Casualty Event which had been in operation for at least one complete fiscal quarter the amount of insurance proceeds plus the Net Revenue (excluding such insurance proceeds), if any, attributable to the Facility subject to such Casualty Event for such period shall not exceed an amount equal to the Net Revenue attributable to such Facility for the Test Period ended immediately prior to the date of such Casualty Event (calculated on a pro forma annualized basis to the extent such Facility was not operational for the full previous Test Period) and (ii) with respect to any Facility subject to such Casualty Event which had not been in operation for at least one complete fiscal quarter, the amount of insurance proceeds plus the Net Revenue attributable to such Facility for such period shall not exceed the Net Revenue reasonably projected by Tenant to be derived from such Facility for such period.

Specified Sublease: Any lease in effect on the Commencement Date constituting part of the Leased Property with respect to which Tenant is a sublessor, substantially as in effect on the Commencement Date, a list of which is attached on Schedule A hereto.

State: With respect to each Facility, the state or commonwealth in which such Facility is located.

Subsidiary: As to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time of determination owned by such Person and/or one or more Subsidiaries of such Person, and (ii) any partnership, limited liability company, association, joint venture or other entity in which such person and/or one or more Subsidiaries of such person has more than a fifty percent (50%) equity interest at the time of determination. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Master Lease shall refer to a Subsidiary or Subsidiaries of Tenant.

Successor Tenant: As defined in Section 36.1.

Successor Tenant Rent: As defined in Section 36.2.

Taking: As defined in Section 15.1(a).

Tenant: As defined in the preamble.

Tenant Capital Improvement: A Capital Improvement funded by Tenant, as compared to Landlord.

Tenant COC: As defined in Section 22.2(iii).

Tenant Parent COC: As defined in Section 22.2(iii).

Tenant Representatives: As defined in Section 23.4.

Tenant’s Parent: As defined in Recital B.

Tenant’s Property: With respect to each Facility, all assets (other than the Leased Property and property owned by a third party) primarily related to or used in connection with the operation of the business conducted on or about the Leased Property, together with all replacements, modifications, additions, alterations and substitutes therefor.

Term: As defined in Section 1.3.

Termination Notice: As defined in Section 17.1(d).

Test Period: With respect to any Person, for any date of determination, the period of the four (4) most recently ended consecutive fiscal quarters of such Person.

Unavoidable Delay: Delays due to strikes, lock-outs, inability to procure materials, power failure, acts of God, governmental restrictions, enemy action, civil commotion, fire, unavoidable casualty or other causes beyond the reasonable control of the party responsible for performing an obligation hereunder; provided that lack of funds shall not be deemed a cause beyond the reasonable control of a party.

Unsuitable for Its Primary Intended Use: A state or condition of any Facility such that by reason of damage or destruction, or a partial taking by Condemnation, such Facility cannot, following restoration thereof (to the extent commercially practical), be operated on a commercially practicable basis for its Primary Intended Use, taking into account, among other relevant factors, the amount of square footage and the estimated revenue affected by such damage or destruction.

ARTICLE III

3.1 Rent. During the Term, Tenant will pay to Landlord the Rent and Additional Charges in lawful money of the United States of America and legal tender for the payment of public and private debts, in the manner provided in Section 3.3. The Base Rent during any Lease Year is payable in advance in consecutive monthly installments on the fifth (5th) Business Day of each calendar month during that Lease Year and the Percentage Rent during any Lease Year is payable in advance in consecutive monthly installments on the fifth (5th) Business Day of each calendar month during that Lease Year; provided that during the first three (3) months of each Percentage Rent Reset Year the amount of the Percentage Rent payable monthly in advance shall remain the same as in the then preceding Lease Year, and provided, further, that Tenant shall make a payment to Landlord (or be entitled to set off against its Rent payment due) on the fifth (5th) Business Day of the fourth (4th) calendar month of such Lease Year in the amount necessary to “true-up” any Percentage Rent payments not yet (or overpayments having been) made for such three (3) month period. Unless otherwise agreed by the parties, Rent and Additional Charges shall be prorated as to any partial months at the beginning and end of the Term. The parties will agree on an allocation of the Base Rent on a declining basis for federal income tax purposes within the 115/85 safe harbor of Section 467 of the Code, assuming a projected schedule of Base Rent for this purpose.

3.2 Late Payment of Rent. Tenant hereby acknowledges that late payment by Tenant to Landlord of Rent will cause Landlord to incur costs not contemplated hereunder, the exact amount of which is presently anticipated to be extremely difficult to ascertain. Accordingly, if any installment of Rent other than Additional Charges payable to a Person other than Landlord shall not be paid within five (5) days after its due date, Tenant will pay Landlord on demand a late charge equal to the lesser of (a) five percent (5%) of the amount of such installment or (b) the maximum amount permitted by law. The parties agree that this late charge represents a fair and reasonable estimate of the costs that Landlord will incur by reason of late payment by Tenant. The parties further agree that such late charge is Rent and not interest and such assessment does not constitute a lender or borrower/creditor relationship between Landlord and Tenant. Thereafter, if any installment of Rent other than Additional Charges payable to a Person other than Landlord shall not be paid within ten (10) days after its due date, the amount unpaid, including any late charges previously accrued, shall bear interest at the Overdue Rate from the due date of such installment to the date of payment thereof, and Tenant shall pay such interest to Landlord on demand. The payment of such late charge or such interest shall not constitute waiver of, nor excuse or cure, any default under this Master Lease, nor prevent Landlord from exercising any other rights and remedies available to Landlord.

3.3 Method of Payment of Rent. Rent and Additional Charges to be paid to Landlord shall be paid by electronic funds transfer debit transactions through wire transfer of immediately available funds and shall be initiated by Tenant for settlement on or before the Payment Date; provided, however, if the Payment Date is not a Business Day, then settlement shall be made on the next succeeding day which is a Business Day. Landlord shall provide Tenant with appropriate wire transfer information in a Notice from Landlord to Tenant. If Landlord directs Tenant to pay any Rent to any party other than Landlord, Tenant shall send to Landlord, simultaneously with such payment, a copy of the transmittal letter or invoice and a check whereby such payment is made or such other evidence of payment as Landlord may reasonably require.

3.4 Net Lease. Landlord and Tenant acknowledge and agree that (i) this Master Lease is and is intended to be what is commonly referred to as a “net, net, net” or “triple net” lease, and (ii) the Rent shall be paid absolutely net to Landlord, so that this Master Lease shall yield to Landlord the full amount or benefit of the installments of Rent and Additional Charges throughout the Term with respect to each Facility, all as more fully set forth in Article IV and subject to any other provisions of this Master Lease which expressly provide for adjustment or abatement of Rent or other charges. If Landlord commences any proceedings for non-payment of Rent, Tenant will not interpose any counterclaim or cross complaint or similar pleading of any nature or description in such proceedings unless Tenant would lose or waive such claim by the failure to assert it. This shall not, however, be construed as a waiver of Tenant’s right to assert such claims in a separate action brought by Tenant. The covenants to pay Rent and other amounts hereunder are independent covenants, and Tenant shall have no right to hold back, offset or fail to pay any such amounts for default by Landlord or for any other reason whatsoever, except as provided in Section 3.1.

ARTICLE IV

4.1 Impositions. (a) Subject to Article XII relating to permitted contests, Tenant shall pay, or cause to be paid, all Impositions before any fine, penalty, interest or cost may be added for non-payment. Tenant shall make such payments directly to the taxing authorities where feasible, and promptly furnish to Landlord copies of official receipts or other satisfactory proof evidencing such payments. Tenant’s obligation to pay Impositions shall be absolutely fixed upon the date such Impositions become a lien upon the Leased Property or any part thereof subject to Article XII. If any Imposition may, at the option of the taxpayer, lawfully be paid in installments, whether or not interest shall accrue on the unpaid balance of such Imposition, Tenant may pay the same, and any accrued interest on the unpaid balance of such Imposition, in installments as the same respectively become due and before any fine, penalty, premium, further interest or cost may be added thereto.

(b) Landlord or GLP shall prepare and file all tax returns and reports as may be required by Legal Requirements with respect to Landlord’s net income, gross receipts, franchise taxes and taxes on its capital stock and any other returns required to be filed by or in the name of Landlord (the “Landlord Tax Returns”), and Tenant or Tenant’s Parent shall prepare and file all other tax returns and reports as may be required by Legal Requirements with respect to or relating to the Leased Property (including all Capital Improvements), and Tenant’s Property.

(c) Any refund due from any taxing authority in respect of any Imposition paid by or on behalf of Tenant shall be paid over to or retained by Tenant.

(d) Landlord and Tenant shall, upon request of the other, provide such data as is maintained by the party to whom the request is made with respect to the Leased Property as may be necessary to prepare any required returns and reports. If any property covered by this Master Lease is classified as personal property for tax purposes, Tenant shall file all personal property tax returns in such jurisdictions where it must legally so file. Landlord, to the extent it possesses the same, and Tenant, to the extent it possesses the same, shall provide the other party, upon request, with cost and depreciation records necessary for filing returns for any property so classified as personal property. Where Landlord is legally required to file personal property tax returns, Tenant shall be provided with copies of assessment notices indicating a value in excess of the reported value in sufficient time for Tenant to file a protest.

(e) Billings for reimbursement by Tenant to Landlord of personal property or real property taxes and any taxes due under the Landlord Tax Returns, if and to the extent Tenant is responsible for such taxes under the terms of this Section 4.1, shall be accompanied by copies of a bill therefor and payments thereof which identify the personal property or real property or other tax obligations of Landlord with respect to which such payments are made.

(f) Impositions imposed or assessed in respect of the tax-fiscal period during which the Term terminates shall be adjusted and prorated between Landlord and Tenant, whether or not such Imposition is imposed or assessed before or after such termination, and Tenant’s obligation to pay its prorated share thereof in respect of a tax-fiscal period during the Term shall survive such termination. Landlord will not voluntarily enter into agreements that will result in additional Impositions without Tenant’s consent, which shall not be unreasonably withheld (it being understood that it shall not be reasonable to withhold consent to customary additional Impositions that other property owners of properties similar to the Leased Property customarily consent to in the ordinary course of business); provided Tenant is given reasonable opportunity to participate in the process leading to such agreement.

4.2 Utilities. Tenant shall pay or cause to be paid all charges for electricity, power, gas, oil, water and other utilities used in the Leased Property (including all Capital Improvements). Tenant shall also pay or reimburse Landlord for all costs and expenses of any kind whatsoever which at any time with respect to the Term hereof with respect to any Facility may be imposed against Landlord by reason of any of the covenants, conditions and/or restrictions affecting the Leased Property or any portion thereof, or with respect to easements, licenses or other rights over, across or with respect to any adjacent or other property which benefits the Leased Property or any Capital Improvement, including any and all costs and expenses associated with any utility, drainage and parking easements. Landlord will not enter into agreements that will encumber the Leased Property without Tenant’s consent, which shall not be unreasonably withheld (it being understood that it shall not be reasonable to withhold consent to encumbrances that do not adversely affect the use or future development of the Facility as a Gaming Facility or increase Additional Charges payable under this Master Lease); provided Tenant is given reasonable opportunity to participate in the process leading to such agreement. Tenant will not enter into agreements that will encumber the Leased Property after the expiration of the Term without Landlord’s consent, which shall not be unreasonably withheld (it being understood that it shall not be reasonable to withhold consent to encumbrances that do not adversely affect the value of the Leased Property or the Facility); provided Landlord is given reasonable opportunity to participate in the process leading to such agreement.

4.3 Impound Account. At Landlord’s option following the occurrence and during the continuation of an Event of Default or a default by Tenant of Section 23.3(b) hereof (to be exercised by thirty (30) days’ written notice to Tenant); and provided Tenant is not already being required to impound such payments in accordance with the requirements of Section 31.3(b) below, Tenant shall be required to deposit, at the time of any payment of Base Rent, an amount equal to one-twelfth of the sum of (i) Tenant’s estimated annual real and personal property taxes required pursuant to Section 4.1 hereof (as reasonably determined by Landlord), and (ii) Tenant’s estimated annual maintenance expenses and insurance premium costs pursuant to Articles IX and XIII hereof (as reasonably determined by Landlord). Such amounts shall be applied to the payment of the obligations in respect of which said amounts were deposited in such order of priority as Landlord shall reasonably determine, on or before the respective dates on which the same or any of them would become delinquent. The reasonable cost of administering such impound account shall be paid by Tenant. Nothing in this Section 4.3 shall be deemed to affect any right or remedy of Landlord hereunder.

ARTICLE V

5.1 No Termination, Abatement, etc. Except as otherwise specifically provided in this Master Lease, Tenant shall remain bound by this Master Lease in accordance with its terms and shall not seek or be entitled to any abatement, deduction, deferment or reduction of Rent, or set-off against the Rent. Except as may be otherwise specifically provided in this Master Lease, the respective obligations of Landlord and Tenant shall not be affected by reason of (i) any damage to or destruction of the Leased Property or any portion thereof from whatever cause or any Condemnation of the Leased Property, any Capital Improvement or any portion thereof; (ii) other than as a result of Landlord’s willful misconduct or gross negligence, the lawful or unlawful prohibition of, or restriction upon, Tenant’s use of the Leased Property, any Capital Improvement or any portion thereof, the interference with such use by any Person or by reason of eviction by paramount title; (iii) any claim that Tenant has or might have against Landlord by reason of any default or breach of any warranty by Landlord hereunder or under any other agreement between Landlord and Tenant or to which Landlord and Tenant are parties; (iv) any bankruptcy, insolvency, reorganization, consolidation, readjustment, liquidation, dissolution, winding up or other proceedings affecting Landlord or any assignee or transferee of Landlord; or (v) for any other cause, whether similar or dissimilar to any of the foregoing, other than a discharge of Tenant from any such obligations as a matter of law. Tenant hereby specifically waives all rights arising from any occurrence whatsoever which may now or hereafter be conferred upon it by law (a) to modify, surrender or terminate this Master Lease or quit or surrender the Leased Property or any portion thereof, or (b) which may entitle Tenant to any abatement, reduction, suspension or deferment of the Rent or other sums payable by Tenant hereunder except in each case as may be otherwise specifically provided in this Master Lease. Notwithstanding the foregoing, nothing in this Article V shall preclude Tenant from bringing a separate action against Landlord for any matter described in the foregoing clauses (ii), (iii) or (v) and Tenant is not waiving other rights and remedies not expressly waived herein. The obligations of Landlord and Tenant hereunder shall be separate and independent covenants and agreements and the Rent and all other sums payable by Tenant hereunder shall continue to be payable in all events unless the obligations to pay the same shall be terminated pursuant to the express provisions of this Master Lease or by termination of this Master Lease as to all or any portion of the Leased Property other than by reason of an Event of Default. Tenant’s agreement that, except as may be otherwise specifically provided in this Master Lease, any eviction by paramount title as described in item (ii) above shall not affect Tenant’s obligations under this Master Lease, shall not in any way discharge or diminish any obligation of any insurer under any policy of title or other insurance and, to the extent the recovery thereof is not necessary to compensate Landlord for any damages incurred by any such eviction, Tenant shall be entitled to a credit for any sums recovered by Landlord under any such policy of title or other insurance up to the maximum amount paid by Tenant to Landlord under this Section 5.1, and Landlord, upon request by Tenant, shall assign Landlord’s rights under such policies to Tenant; provided that such assignment does not adversely affect Landlord’s rights under any such policy and provided further, that Tenant shall indemnify, defend, protect and save Landlord harmless from and against any liability, cost or expense of any kind that may be imposed upon Landlord in connection with any such assignment except to the extent such liability, cost or expense arises from the gross negligence or willful misconduct of Landlord.

ARTICLE VI

6.1 Ownership of the Leased Property. (a) Landlord and Tenant acknowledge and agree that they have executed and delivered this Master Lease with the understanding that (i) the Leased Property is the property of Landlord, (ii) Tenant has only the right to the possession and use of the Leased Property upon the terms and conditions of this Master Lease, (iii) this Master Lease is a “true lease,” is not a financing lease, capital lease, mortgage, equitable mortgage, deed of trust, trust agreement, security agreement or other financing or trust arrangement, and the economic realities of this Master Lease are those of a true lease, (iv) the business relationship created by this Master Lease and any related documents is and at all times shall remain that of landlord and tenant, (v) this Master Lease has been entered into by each party in reliance upon the mutual covenants, conditions and agreements contained herein, and (vi) none of the agreements contained herein is intended, nor shall the same be deemed or construed, to create a partnership between Landlord and Tenant, to make them joint venturers, to make Tenant an agent, legal representative, partner, subsidiary or employee of Landlord, or to make Landlord in any way responsible for the debts, obligations or losses of Tenant.

(b) Each of the parties hereto covenants and agrees, subject to Section 6.1(c), not to (i) file any income tax return or other associated documents; (ii) file any other document with or submit any document to any governmental body or authority; (iii) enter into any written contractual arrangement with any Person; or (iv) release any financial statements of Tenant, in each case that takes a position other than that this Master Lease is a “true lease” with Landlord as owner of the Leased Property and Tenant as the tenant of the Leased Property, including (x) treating Landlord as the owner of such Leased Property eligible to claim depreciation deductions under Sections 167 or 168 of the Code with respect to such Leased Property, (y) Tenant reporting its Rent payments as rent expense under Section 162 of the Code, and (z) Landlord reporting the Rent payments as rental income under Section 61 of the Code.

(c) If Tenant should reasonably conclude that GAAP or the SEC require treatment different from that set forth in Section 6.1(b) for applicable non-tax purposes, then (x) Tenant shall promptly give prior Notice to Landlord, accompanied by a written statement that references the applicable pronouncement that controls such treatment and contains a brief description and/or analysis that sets forth in reasonable detail the basis upon which Tenant reached such conclusion, and (y) notwithstanding Section 6.1(b), Tenant may comply with such requirements.

(d) The Rent is the fair market rent for the use of the Leased Property and was agreed to by Landlord and Tenant on that basis, and the execution and delivery of, and the performance by Tenant of its obligations under, this Master Lease does not constitute a transfer of all or any part of the Leased Property.

(e) Tenant waives any claim or defense based upon the characterization of this Master Lease as anything other than a true lease and as a master lease of all of the Leased Property. Tenant stipulates and agrees (1) not to challenge the validity, enforceability or characterization of the lease of the Leased Property as a true lease and/or as a single, unseverable instrument pertaining to the lease of all, but not less than all, of the Leased Property, and (2) not to assert or take or omit to take any action inconsistent with the agreements and understandings set forth in Section 3.4 or this Section 6.1.

6.2 Tenant’s Property. Tenant shall, during the entire Term, own (or lease) and maintain (or cause its Subsidiaries to own (or lease) and maintain) on the Leased Property adequate and sufficient Tenant’s Property, and shall maintain (or cause its Subsidiaries to maintain) all of such Tenant’s Property in good order, condition and repair, in all cases as shall be necessary and appropriate in order to operate the Facilities for the Primary Intended Use in compliance with all applicable licensure and certification requirements and in compliance with all applicable Legal Requirements, Insurance Requirements and Gaming Regulations. If any of Tenant’s Property requires replacement in order to comply with the foregoing, Tenant shall replace (or cause a Subsidiary to replace) it with similar property of the same or better quality at Tenant’s (or such Subsidiary’s) sole cost and expense. Subject to the foregoing, Tenant and its Subsidiaries may sell, transfer, convey or otherwise dispose of Tenant’s Property (other than Gaming Licenses and subject to Section 6.3) in their discretion in the ordinary course of its business and Landlord shall have no rights to such Tenant’s Property. Tenant shall, upon Landlord’s request, from time to time but not more frequently than one time per Lease Year, provide Landlord with a list of the material Tenant’s Property located at each of the Facilities. In the case of any such Tenant’s Property that is leased (rather than owned) by Tenant (or its Subsidiaries), Tenant shall use commercially reasonable efforts to ensure that the lease agreements pursuant to which Tenant (or its Subsidiaries) leases such Tenant’s Property are assignable to third parties in connection with any transfer by Tenant (or its Subsidiaries) to a replacement lessee or operator at the end of the Term. Tenant shall remove all of Tenant’s Property from the Leased Property at the end of the Term, except to the extent Tenant has transferred ownership of such Tenant’s Property to a Successor Tenant or Landlord. Any Tenant’s Property left on the Leased Property at the end of the Term whose ownership was not transferred to a Successor Tenant shall be deemed abandoned by Tenant and shall become the property of Landlord.

6.3 Guarantors; Tenant’s Property. Each of Tenant’s Parent and each of Tenant’s Subsidiaries set forth on Schedule 6.3 shall be a Guarantor under this Master Lease and shall execute and deliver to the Landlord the Guaranty attached hereto as Exhibit D. In addition, if any material Gaming License or other license or other material asset necessary to operate any portion of the Leased Property is owned by a Subsidiary, Tenant shall within two (2) Business Days after the date such Subsidiary acquires such Gaming License, other license or other material asset, (a) notify the Landlord thereof and (b) cause such Subsidiary (if it is not already a Guarantor) to become a Guarantor by executing the Guaranty in form and substance reasonably satisfactory to Landlord.

ARTICLE VII

7.1 Condition of the Leased Property. Tenant acknowledges receipt and delivery of possession of the Leased Property and confirms that Tenant has examined and otherwise has knowledge of the condition of the Leased Property prior to the execution and delivery of this Master Lease and has found the same (except as included in the disclosures on Schedule A) to be in good order and repair and, to the best of Tenant’s knowledge, free from Hazardous Substances not in compliance with Legal Requirements and satisfactory for its purposes hereunder. Regardless, however, of any examination or inspection made by Tenant and whether or not any patent or latent defect or condition was revealed or discovered thereby, Tenant is leasing the Leased Property “as is” in its present condition. Tenant waives any claim or action against Landlord in respect of the condition of the Leased Property including any defects or adverse conditions not discovered or otherwise known by Tenant as of the Commencement Date. LANDLORD MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, IN RESPECT OF THE LEASED PROPERTY OR ANY PART THEREOF, EITHER AS TO ITS FITNESS FOR USE, DESIGN OR CONDITION FOR ANY PARTICULAR USE OR PURPOSE OR OTHERWISE, OR AS TO THE NATURE OR QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, OR THE EXISTENCE OF ANY HAZARDOUS SUBSTANCE, IT BEING AGREED THAT ALL

SUCH RISKS, LATENT OR PATENT, ARE TO BE BORNE SOLELY BY TENANT INCLUDING ALL RESPONSIBILITY AND LIABILITY FOR ANY ENVIRONMENTAL REMEDIATION AND COMPLIANCE WITH ALL ENVIRONMENTAL LAWS.

7.2 Use of the Leased Property. (a) Tenant shall use or cause to be used the Leased Property and the improvements thereon of each Facility for its Primary Intended Use. Tenant shall not use the Leased Property or any portion thereof or any Capital Improvement thereto for any other use without the prior written consent of Landlord, which consent Landlord may withhold in its sole discretion. Landlord acknowledges that operation of each Facility for its Primary Intended Use generally requires a Gaming License under applicable Gaming Regulations and that without such a license neither Landlord nor GLP may operate, control or participate in the conduct of the gaming and/or racing operations at the Facilities.

(b) Tenant shall not commit or suffer to be committed any waste on the Leased Property (including any Capital Improvement thereto) or cause or permit any nuisance thereon or to, except as required by law, take or suffer any action or condition that will diminish the ability of the Leased Property to be used as a Gaming Facility after the expiration or earlier termination of the Term.

(c) Tenant shall neither suffer nor permit the Leased Property or any portion thereof to be used in such a manner as (i) might reasonably tend to impair Landlord’s title thereto or to any portion thereof or (ii) may make possible a claim of adverse use or possession, or an implied dedication of the Leased Property or any portion thereof.

(d) Except in instances of casualty or condemnation, Tenant shall continuously operate each of the Facilities for the Primary Intended Use. Tenant in its discretion shall be permitted to cease operations at a Facility or Facilities if such cessation would not reasonably be expected to have a material adverse effect on Tenant, the Facilities, or on the Leased Property, taken as a whole, provided that the following conditions are satisfied: (i) no Event of Default has occurred and is continuing immediately prior to or immediately after the date that operations are ceased or as a result of such cessation; and (ii) the Percentage Rent due from each and every such Facility whose operations have ceased will thereafter be subject to a floor which will be calculated based on the Percentage Rent that would have been paid for such Facility if Percentage Rent were adjusted based on Net Revenues for the Fiscal Year immediately preceding the time that Tenant ceased operations at the Facility.

7.3 Competing Business.

(a) Tenant’s Obligations for Greenfields. Tenant agrees that during the Term, neither Tenant nor any of its Affiliates shall build or otherwise participate in the development of a new Gaming Facility (including a facility that has been shut down for a period of more than twelve (12) months) (a “Greenfield Project”) within a Restricted Area of a Facility (the Facility in whose Restricted Area there is activity under this Section 7.3, an “Affected Facility”), unless Tenant shall first offer Landlord the opportunity to include the Greenfield Project as a Leased Property under this Master Lease on terms to be negotiated by the parties (which terms with respect to Landlord funding such development shall include the terms set forth in Section 10.3 hereof regarding Capital Improvements). Within thirty (30) days of Landlord’s receipt of notice from Tenant providing the opportunity to fund and include as Leased Property under this Master Lease a Greenfield Project on terms to be negotiated by the parties, Landlord shall notify Tenant as to whether it intends to participate in such Greenfield Project and, if Landlord indicates such intent, the parties shall negotiate in good faith the terms and conditions upon which this would be effected, including the terms of any amendment to this Master Lease and any development or funding agreement, which Landlord might require. Should Landlord notify Tenant that it does not intend to pursue such Greenfield Project (or should Landlord decline to notify Tenant of its affirmative response within such thirty (30) day period), or if the parties despite good faith efforts on both sides fail to reach agreement on the terms under which such opportunity would be jointly pursued under this Master Lease and such new Greenfield Project would become a portion of the Leased Property hereunder, in any event, within forty-five (45) days after Landlord’s notice to Tenant of Landlord’s intent to participate in such Greenfield Project, then the Percentage

Rent due from each and every Affected Facility will thereafter (a) be subject to a floor which will be calculated based on the Percentage Rent that would have been paid for such Affected Facility if Percentage Rent were adjusted based on Net Revenues for the calendar year immediately prior to the year in which the Greenfield Project is first opened to the public (the “Greenfield Floor”), and (b) be subject to normal periodic adjustments; provided that annual Percentage Rent may not be reduced below the Greenfield Floor. Notwithstanding anything to the contrary in this Section 7.3(a), Tenant and its Affiliates shall not be restricted under this Section 7.3(a) from (i) expanding any Facility under this Master Lease (subject to Tenant’s compliance with the terms of Section 10.3 and the other provisions of Article X), and (ii) subject to compliance with the provisions of Section 7.3(e) hereof, acquiring or operating any competing Gaming Facility that is in operation at the time of its acquisition or operation by Tenant or its Affiliates.

(b) Landlord’s Obligations for Greenfields. Landlord agrees that during the Term, neither Landlord nor any of its Affiliates shall, without the prior written consent of the Tenant (which consent may be withheld in Tenant’s sole discretion), build or otherwise participate in the development of a Greenfield Project within the Restricted Area. Notwithstanding anything to the contrary in this Section 7.3(b), (i) Landlord and its Affiliates shall not be restricted under this Section 7.3(b) from acquiring, financing or providing refinancing for any facility that is in operation or has been in operation at any time during the twelve month period prior to the time in question, and (ii) subject to the provisions of Section 7.3(d) hereof, Landlord and its Affiliates shall not be restricted under this Section 7.3(b) from expanding any Competing Facility existing at the time in question.

(c) Tenant’s Rights Regarding Facility Expansions. Tenant shall be permitted to construct Capital Improvements in accordance with the terms of Article X hereof.

(d) Landlord’s Rights Regarding Facility Expansions. Landlord shall be permitted to finance expansions of any Competing Facility within the Restricted Area that is already in existence at any time in question, provided that the Percentage Rent attributable to any Affected Facilities shall thereafter be calculated monthly (based on (i) how much each preceding monthly Net Revenues for the Affected Facility is greater (or is less) than 1/12th of the portion of the Base Year Net Revenue attributable to the Affected Facility, and (ii) not on how much the average annual Net Revenues is greater (or is less) than the trailing two-year period as would have otherwise been the case).

(e) Tenant’s Rights to Acquire or Operate Existing Facilities. In the event Tenant or its Affiliate acquires or operates any existing competing Gaming Facility within the Restricted Area (a “Competing Facility”), the Percentage Rent due from any Affected Facility will thereafter (a) be subject to a floor which will be based on the Percentage Rent that would have been paid for such Affected Facility if Percentage Rent were adjusted based on Net Revenues for the calendar year immediately prior to the year in which the competing facility is acquired or first operated by Tenant or its Affiliate (the “Competing Facility Floor”), and (b) be subject to normal periodic adjustments; provided that annual Percentage Rent may not be reduced below the Competing Facility Floor.

(f) Landlord’s Rights to Acquire or Finance Existing Facilities. Landlord shall not be restricted under this Section 7.3 from acquiring or providing any kind of financing or refinancing to any Competing Facility within the Restricted Area that is already in existence at any time in question.

(g) No Restrictions Outside of Restricted Area. Each of Landlord and Tenant shall not be restricted from participating in opportunities, including, without limitation, developing, building, purchasing or operating Gaming Facilities, outside the Restricted Area at any time.

ARTICLE VIII

8.1 Representations and Warranties. Each party represents and warrants to the other that: (i) this Master Lease and all other documents executed or to be executed by it in connection herewith have been duly authorized and shall be binding upon it; (ii) it is duly organized, validly existing and in good standing under the laws of the state of its formation and is duly authorized and qualified to perform this Master Lease within the State(s) where any portion of the Leased Property is located; and (iii) neither this Master Lease nor any other document executed or to be executed in connection herewith violates the terms of any other agreement of such party. Tenant represents and warrants that as of the date hereof, the Revenue Generating Spaces represent all portions of the footprints of the buildings located on the Leased Property that generate Net Revenue.

8.2 Compliance with Legal and Insurance Requirements, etc. Subject to Article XII regarding permitted contests, Tenant, at its expense, shall promptly (a) comply in all material respects with all Legal Requirements and Insurance Requirements regarding the use, operation, maintenance, repair and restoration of the Leased Property (including all Capital Improvements thereto) and Tenant’s Property whether or not compliance therewith may require structural changes in any of the Leased Improvements or interfere with the use and enjoyment of the Leased Property, and (b) procure, maintain and comply in all material respects with all Gaming Regulations and Gaming Licenses, and other authorizations required for the use of the Leased Property (including all Capital Improvements) and Tenant’s Property for the applicable Primary Intended Use and any other use of the Leased Property (including Capital Improvements then being made) and Tenant’s Property, and for the proper erection, installation, operation and maintenance of the Leased Property and Tenant’s Property. In an emergency or in the event of a breach by Tenant of its obligations under this Section 8.2 which is not cured within any applicable cure period, Landlord may, but shall not be obligated to, enter upon the Leased Property and take such reasonable actions and incur such reasonable costs and expenses to effect such compliance as it deems advisable to protect its interest in the Leased Property, and Tenant shall reimburse Landlord for all such reasonable costs and expenses incurred by Landlord in connection with such actions. Tenant covenants and agrees that the Leased Property and Tenant’s Property shall not be used for any unlawful purpose. In the event that a regulatory agency, commission, board or other governmental body notifies Tenant that it is in jeopardy of losing a Gaming License material to the continued operation of a Facility, and, assuming no Event of Default has occurred and is continuing, Tenant shall be given reasonable time to address the regulatory issue, after which period (but in all events prior to an actual revocation of such Gaming License) Tenant shall be required to sell (i) if permitted by applicable law, the Gaming License, and to the extent such sale is not permitted by applicable law Tenant shall use reasonable best efforts to transfer the applicable Gaming License or to cause the issuance of a new or replacement Gaming License, pursuant to the procedures permitted by applicable state law, and (ii) Tenant’s Property related to such Facility to a successor operator of such Facility determined by Landlord choosing one and Tenant choosing three (for a total of four) potential operators and Landlord indicating the reasonable, market terms under which it would agree to lease such Facility to such potential operators, which in Landlord’s reasonable discretion may contain reasonable variations in terms to the extent required to account for credit quality differences among the potential operators (e.g., Landlord may require different letter of credit terms and amounts, but may not set different rent terms). Tenant will then be entitled to auction off Tenant’s Property relating to such Facility and Landlord will thereafter be entitled to lease the Facility to the potential successor that is the successful bidder. In the event of a new lease from Landlord to the successor, the Leased Property relating to such Facility shall be severed from the Leased Property hereunder and thereafter Rent shall be reduced based on the formula set forth in Section 14.6 hereof. Landlord shall comply with any Gaming Regulations or other regulatory requirements required of it as owner of the Facilities taking into account its Primary Intended Use (except to the extent Tenant fulfills or is required to fulfill any such requirements hereunder). In the event that a regulatory agency, commission, board or other governmental body notifies Landlord that it is in jeopardy of failing to comply with any such Gaming Regulation or other regulatory requirements material to the continued operation of a Facility for its Primary Intended Use, Landlord shall be given reasonable time to address the regulatory issue, after which period (but in all events prior to an actual cessation of the use of the Facility for its Primary Intended Use as a result of the failure by Landlord to comply with such regulatory requirements) Landlord shall be required to sell the Leased Property relating to such Facility to the highest bidder (and Tenant shall be entitled to be one of the bidders) who would agree to lease such Facility to Tenant on terms substantially the same as the terms hereof (including rent calculated in the manner provided pursuant to Section 14.6 hereof, an identical amount of which, after the effective time of such sale, shall be credited against Rent hereunder); provided that if Tenant is the bidder it shall not be required to agree to lease the Facility, but if it is the winning bidder shall be entitled to a credit against the Rent hereunder calculated in the manner provided pursuant to Section 14.6. In the event during the period in which Landlord conducts such auction such regulatory agency notifies Landlord and Tenant that Tenant may not pay any portion of the Rent to Landlord, Tenant shall be entitled to fund such amount into an escrow account, to be released to Landlord or the party legally entitled thereto at or upon resolution of such regulatory issues and otherwise on terms reasonably satisfactory to the parties. Notwithstanding anything in the foregoing to the contrary, no transfer of Tenant’s Property used in the conduct of gaming (including the purported or attempted transfer of a Gaming License) or the operation of a Gaming Facility for its Primary Intended Use shall be effected or permitted without receipt of all necessary approvals and/or Gaming Licenses in accordance with applicable Gaming Regulations.

8.3 Zoning and Uses. Without the prior written consent of Landlord, which shall not be unreasonably withheld unless the action for which consent is sought could adversely affect the Primary Intended Use of a Facility (in which event Landlord may withhold its consent in its sole and absolute discretion), Tenant shall not (i) initiate or support any limiting change in the permitted uses of the Leased Property (or to the extent applicable, limiting zoning reclassification of the Leased Property); (ii) seek any variance under existing land use restrictions, laws, rules or regulations (or, to the extent applicable, zoning ordinances) applicable to the Leased Property or use or permit the use of the Leased Property; (iii) impose or permit or suffer the imposition of any restrictive covenants, easements or encumbrances (other than Permitted Leasehold Mortgages) upon the Leased Property in any manner that adversely affects in any material respect the value or utility of the Leased Property; (iv) execute or file any subdivision plat affecting the Leased Property, or institute, or permit the institution of, proceedings to alter any tax lot comprising the Leased Property; or (v) permit or suffer the Leased Property to be used by the public or any Person in such manner as might make possible a claim of adverse usage or possession or of any implied dedication or easement (provided that the proscription in this clause (v) is not intended to and shall not restrict Tenant in any way from complying with any obligation it may have under applicable Legal Requirements, including, without limitation, Gaming Regulations, to afford to the public access to the Leased Property).

8.4 Compliance with Ground Lease.

(a) This Master Lease, to the extent affecting and solely with respect to the Ground Leased Property, is and shall be subject and subordinate to all of the terms and conditions of the Ground Lease. Tenant hereby acknowledges that Tenant has reviewed and agreed to all of the terms and conditions of the Ground Lease. Tenant hereby agrees that Tenant shall not do, or fail to do, anything that would cause any violation of the Ground Lease. Without limiting the foregoing, (i) Tenant shall pay Landlord on demand as an Additional Charge hereunder all rent required to be paid by, and other monetary obligations of, Landlord as tenant under the Ground Lease (and, at Landlord’s option, Tenant shall make such payments directly to the Ground Lessor); provided, however, such Additional Charges payable by Tenant shall exclude any additional costs under the Ground Lease which are caused solely by Landlord after the date hereof without consent or fault of or omission by Tenant, (ii) to the extent Landlord is required to obtain the written consent of the lessor under the Ground Lease (the “Ground Lessor”) to alterations of or the subleasing of all or any portion of the Ground Leased Property pursuant to the Ground Lease, Tenant shall likewise obtain Ground Lessor’s written consent to alterations of or the subleasing of all or any portion of the Ground Leased Property, and (iii) Tenant shall carry and maintain general liability, automobile liability, property and casualty, worker’s compensation and employer’s liability insurance in amounts and with policy provisions, coverages and certificates as required of Landlord as tenant under the Ground Lease.

(b) In the event of cancellation or termination of the Ground Lease for any reason whatsoever whether voluntary or involuntary (by operation of law or otherwise) prior to the expiration date of this Master Lease, including extensions and renewals granted thereunder, then, at Ground Lessor’s option, Tenant shall make full and complete attornment to Ground Lessor with respect to the obligations of Landlord to Ground Lessor in connection with the Ground Leased Property for the balance of the term of the Ground Lease (notwithstanding that this Master Lease shall have expired with respect to the Ground Leased Property as a result of the cancellation or termination of the Ground Lease). Tenant’s attornment shall be evidenced by a written agreement which shall provide that the Tenant is in direct privity of contract with Ground Lessor (i.e., that all obligations previously owed to Landlord under this Master Lease with respect to the Ground Lease or the Ground Leased Property shall be obligations owed to Ground Lessor for the balance of the term of this Master Lease, notwithstanding that this Master Lease shall have expired with respect to the Ground Leased Property as a result of the cancellation or termination of the Ground Lease) and which shall otherwise be in form and substance reasonably satisfactory to Ground Lessor. Tenant shall execute and deliver such written attornment within thirty (30) days after request by Ground Lessor. Unless and until such time as an attornment agreement is executed by Tenant pursuant to this Section 8.4(b), nothing contained in this Master Lease shall create, or be construed as creating, any privity of contract or privity of estate between Ground Lessor and Tenant.

(c) Nothing contained in this Master Lease amends, or shall be construed to amend, any provision of the Ground Lease.

ARTICLE IX

9.1 Maintenance and Repair. (a) Tenant, at its expense and without the prior consent of Landlord, shall maintain the Leased Property and Tenant’s Property, and every portion thereof, and all private roadways, sidewalks and curbs appurtenant to the Leased Property, and which are under Tenant’s control in good order and repair whether or not the need for such repairs occurs as a result of Tenant’s use, any prior use, the elements or the age of the Leased Property and Tenant’s Property, and, with reasonable promptness, make all reasonably necessary and appropriate repairs thereto of every kind and nature, including those necessary to ensure continuing compliance with all Legal Requirements, whether interior or exterior, structural or non-structural, ordinary or extraordinary, foreseen or unforeseen or arising by reason of a condition existing prior to the Commencement Date. All repairs shall be at least equivalent in quality to the original work. Tenant will not take or omit to take any action the taking or omission of which would reasonably be expected to materially impair the value or the usefulness of the Leased Property or any part thereof or any Capital Improvement thereto for its Primary Intended Use.

(b) Landlord shall not under any circumstances be required to (i) build or rebuild any improvements on the Leased Property; (ii) make any repairs, replacements, alterations, restorations or renewals of any nature to the Leased Property, whether ordinary or extraordinary, structural or non-structural, foreseen or unforeseen, or to make any expenditure whatsoever with respect thereto; or (iii) maintain the Leased Property in any way. Tenant hereby waives, to the extent permitted by law, the right to make repairs at the expense of Landlord pursuant to any law in effect at the time of the execution of this Master Lease or hereafter enacted.

(c) Nothing contained in this Master Lease and no action or inaction by Landlord shall be construed as (i) constituting the consent or request of Landlord, expressed or implied, to any contractor, subcontractor, laborer, materialman or vendor to or for the performance of any labor or services or the furnishing of any materials or other property for the construction, alteration, addition, repair or demolition of or to the Leased Property or any part thereof or any Capital Improvement thereto; or (ii) giving Tenant any right, power or permission to contract for or permit the performance of any labor or services or the furnishing of any materials or other property in such fashion as would permit the making of any claim against Landlord in respect thereof or to make any agreement that may create, or in any way be the basis for, any right, title, interest, lien, claim or other encumbrance upon the estate of Landlord in the Leased Property, or any portion thereof or upon the estate of Landlord in any Capital Improvement thereto.

(d) Tenant shall, upon the expiration or earlier termination of the Term, vacate and surrender the Leased Property (including all Capital Improvements, subject to the provisions of Article X), in each case with respect to such Facility, to Landlord in the condition in which such Leased Property was originally received from Landlord and Capital Improvements were originally introduced to such Facility, except as repaired, rebuilt, restored, altered or added to as permitted or required by the provisions of this Master Lease and except for ordinary wear and tear.

(e) Without limiting Tenant’s obligations to maintain the Leased Property and Tenant’s Property under this Master Lease, within thirty (30) days after the end of each calendar year (commencing with the calendar year ending [December 31, 201    ]), Tenant shall provide Landlord with evidence satisfactory to Landlord in the reasonable exercise of Landlord’s discretion that Tenant has in such calendar year spent, with respect to the Leased Property and Tenant’s Property, an aggregate amount equal to at least 1% of its actual Net Revenue from the Facilities for such calendar year on installation or restoration and repair or other improvement of items, which installations, restorations and repairs and other improvements are capitalized in accordance with GAAP with an expected life of not less than three (3) years. If Tenant fails to make at least the above amount of expenditures and fails within sixty (60) days after receipt of a written demand from Landlord to either (i) cure such deficiency or (ii) obtain Landlord’s written approval, in its reasonable discretion, of a repair and maintenance program satisfactory to cure such deficiency, then the same shall be deemed an Event of Default hereunder.

9.2 Encroachments, Restrictions, Mineral Leases, etc. If any of the Leased Improvements shall, at any time, encroach upon any property, street or right-of-way, or shall violate any restrictive covenant or other agreement affecting the Leased Property, or any part thereof or any Capital Improvement thereto, or shall impair the rights of others under any easement or right-of-way to which the Leased Property is subject, or the use of the Leased Property or any Capital Improvement thereto is impaired, limited or interfered with by reason of the exercise of the right of surface entry or any other provision of a lease or reservation of any oil, gas, water or other minerals, then promptly upon the request of Landlord or any Person affected by any such encroachment, violation or impairment, each of Tenant and Landlord, subject to their right to contest the existence of any such encroachment, violation or impairment, shall protect, indemnify, save harmless and defend the other party hereto from and against fifty percent (50%) of all losses, liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including reasonable attorneys’, consultants’ and experts’ fees and expenses) based on or arising by reason of any such encroachment, violation or impairment. In the event of an adverse final determination with respect to any such encroachment, violation or impairment, either (a) each of Tenant and Landlord shall be entitled to obtain valid and effective waivers or settlements of all claims, liabilities and damages resulting from each such encroachment, violation or impairment, whether the same shall affect Landlord or Tenant or (b) Tenant at the shared cost and expense of Tenant and Landlord on a 50-50 basis shall make such changes in the Leased Improvements, and take such other actions, as Tenant in the good faith exercise of its judgment deems reasonably practicable, to remove such encroachment or to end such violation or impairment, including, if necessary, the alteration of any of the Leased Improvements, and in any event take all such actions as may be necessary in order to be able to continue the operation of the Leased Improvements for the Primary Intended Use substantially in the manner and to the extent the Leased Improvements were operated prior to the assertion of such encroachment, violation or impairment. Tenant’s (and Landlord’s) obligations under this Section 9.2 shall be in addition to and shall in no way discharge or diminish any obligation of any insurer under any policy of title or other insurance and, to the extent the recovery thereof is not necessary to compensate Landlord and Tenant for any damages incurred by any such encroachment, violation or impairment, Tenant shall be entitled to fifty percent (50%) of any sums recovered by Landlord under any such policy of title or other insurance up to the maximum amount paid by Tenant under this Section 9.2 and Landlord, upon request by Tenant, shall assign Landlord’s rights under such policies to Tenant; provided such assignment does not adversely affect Landlord’s rights under any such policy. Landlord agrees to use reasonable efforts to seek recovery under any policy of title or other insurance under which Landlord is an insured party for all losses, liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including reasonable attorneys’, consultants’ and experts’ fees and expenses) based on or arising by reason of any such encroachment, violation or impairment as set forth in this Section 9.2; provided, however, that in no event shall Landlord be obligated to institute any litigation, arbitration or other legal proceedings in connection therewith unless Landlord is reasonably satisfied that Tenant has the financial resources needed to fund such litigation and Tenant and Landlord have agreed upon the terms and conditions on which such funding will be made available by Tenant, including, but not limited to, the mutual approval of a litigation budget.

ARTICLE X

10.1 Construction of Capital Improvements to the Leased Property. Tenant shall, with respect to any Facility, have the right to make a Capital Improvement, including, without limitation, any Capital Improvement required by Section 8.2 or 9.1(a), without the consent of Landlord if the Capital Improvement (i) is of equal or better quality than the existing Leased Improvements it is improving, altering or modifying, (ii) does not consist of adding new structures or enlarging existing structures, and (iii) does not have an adverse effect on the structure of any existing Leased Improvements. Tenant shall provide Landlord copies of the plans and specifications in respect of all Capital Improvements, which plans and specifications shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with clauses (i)-(iii) of the preceding sentence with respect to projects that do not require Landlord’s written consent and shall be in such form as Landlord may reasonably require for any other projects. All other Capital Improvements shall be subject to Landlord’s review and approval, which approval shall not be unreasonably withheld. For any Capital Improvement which does not require the approval of Landlord, Tenant shall, prior to commencing construction of such Capital Improvement, provide to Landlord a written description of such Capital Improvement and on an ongoing basis supply Landlord with related documentation and information as Landlord may reasonably request (including plans and specifications of any such Capital Improvements). If Tenant desires to make a Capital Improvement for which Landlord’s approval is required, Tenant shall submit to Landlord in reasonable detail a general description of the proposal, the projected cost of construction and such plans and specifications, permits, licenses, contracts and other information concerning the proposal as Landlord may reasonably request. Such description shall indicate the use or uses to which such Capital Improvement will be put and the impact, if any, on current and forecasted gross revenues and operating income attributable thereto. It shall be reasonable for Landlord to condition its approval of any Capital Improvement upon any or all of the following terms and conditions:

(a) Such construction shall be effected pursuant to detailed plans and specifications approved by Landlord, which approval shall not be unreasonably withheld;

(b) Such construction shall be conducted under the supervision of a licensed architect or engineer selected by Tenant and approved by Landlord, which approval shall not be unreasonably withheld;

(c) Landlord’s receipt, from the general contractor and, if reasonably requested by Landlord, a major subcontractor(s) of a performance and payment bond for the full value of such construction, which such bond shall name Landlord as an additional obligee and otherwise be in form and substance and issued by a Person reasonably satisfactory to Landlord;

(d) In the case of a Tenant Capital Improvement, such construction shall not be undertaken unless Tenant demonstrates to the reasonable satisfaction of Landlord the financial ability to complete the construction without adversely affecting its cash flow position or financial viability; and

(e) No Capital Improvement will result in the Leased Property becoming a “limited use” property for purposes of United States federal income taxes.

10.2 Construction Requirements for All Capital Improvements. Whether or not Landlord’s review and approval is required, for all Capital Improvements:

(a) Such construction shall not be commenced until Tenant shall have procured and paid for all municipal and other governmental permits and authorizations required to be obtained prior to such commencement, including those permits and authorizations required pursuant to any Gaming Regulations, and Landlord shall join in the application for such permits or authorizations whenever such action is necessary; provided, however, that (i) any such joinder shall be at no cost or expense to Landlord; and (ii) any plans required to be filed in connection with any such application which require the approval of Landlord as hereinabove provided shall have been so approved by Landlord;

(b) (i) Such construction shall not, and Tenant’s licensed architect or engineer shall certify to Landlord that such architect or engineer believes that the design of such construction (as illustrated through the applicable corresponding construction documents) shall not, impair the structural strength of any component of the applicable Facility or overburden the electrical, water, plumbing, HVAC or other building systems of any such component in a manner that would violate applicable building codes or prudent industry practices, and (ii) Tenant’s general contractor shall certify to Landlord that such construction is in compliance with such design and corresponding construction documents;

(c) Tenant’s licensed architect or engineer shall certify to Landlord that such architect or engineer believes that the detailed plans and specifications conform to, and comply with, in all material respects all applicable building, subdivision and zoning codes, laws, ordinances and regulations imposed by all governmental authorities having jurisdiction over the Leased Property of the applicable Facility;

(d) During and following completion of such construction, the parking and other amenities which are located in the applicable Facility or on the Land of such Facility shall remain adequate for the operation of such Facility for its Primary Intended Use and in no event shall such parking be less than that which is required by law (including any variances with respect thereto); provided, however, with Landlord’s prior consent and at no additional expense to Landlord, (i) to the extent additional parking is not already a part of a Capital Improvement, Tenant may construct additional parking on the Land; or (ii) Tenant may acquire off-site parking to serve such Facility as long as such parking shall be reasonably proximate to, and dedicated to, or otherwise made available to serve, such Facility;

(e) All work done in connection with such construction shall be done promptly and using materials and resulting in work that is at least as good product and condition as the remaining areas of the applicable Facility and in conformity with all Legal Requirements, including, without limitation, any applicable minority or women owned business requirements; and

(f) Promptly following the completion of such construction, Tenant shall deliver to Landlord “as built” drawings of such addition, certified as accurate by the licensed architect or engineer selected by Tenant to supervise such work, and copies of any new or revised certificates of occupancy.

10.3 Landlord’s Right of First Offer to Fund. Tenant shall request that Landlord fund or finance the construction and acquisition of any Capital Improvement that includes Long-Lived Assets (along with reasonably related fees and expenses, such as title fees, costs of permits, legal fees and other similar transaction related costs) if the cost of such Capital Improvements constituting Long-Lived Assets is expected to be in excess of $2 million (subject to the CPI Increase), and Tenant shall provide to Landlord any information about such Capital Improvements which Landlord may reasonably request (including any specifics regarding the terms upon which Tenant will be seeking financing for such Capital Improvements). Landlord may, but shall be under no obligation to, provide the funds necessary to meet the request. Within ten (10) Business Days of receipt of a request to fund a proposed Capital Improvement pursuant to this Section 10.3, Landlord shall notify Tenant as to whether it will fund all or a portion of such proposed Capital Improvement and, if so, the terms and conditions upon which it would do so (including the terms with respect to any increases in Rent hereunder due to such Capital Improvements). If Landlord agrees to fund such proposed Capital Improvement, Tenant shall have ten (10) Business Days to accept or reject Landlord’s funding proposal. If Landlord declines to fund a proposed Capital Improvement (or declines to provide Tenant written notice within such ten (10) Business Day period of the terms of its proposal to fund such Capital Improvements), Tenant shall be permitted to secure outside financing or utilize then existing available financing for such Capital Improvement for a six-month period, after which six-month period (if Tenant has not secured outside financing or determined to utilize then existing available financing) Tenant shall again be required to first seek funding from Landlord. If Landlord agrees to fund all or a portion of a proposed Capital Improvement and Tenant rejects the terms thereof, Tenant shall be permitted to either use then existing available financing or seek outside financing for such Capital Improvement for a six-month period. If Tenant constructs a Capital Improvement with its then existing available financing or outside financing obtained in accordance with this Section 10.3, (i) except as may otherwise be expressly provided in this Master Lease to the contrary, (A) during the Term, such Capital Improvements shall be deemed part of the Leased Property and the Facilities solely for the purpose of calculating Net Revenues and Percentage Rent hereunder and shall for all other purposes be Tenant’s Property and (B) following expiration or termination of the Term, shall be either, at the option of Landlord, purchased by Landlord for fair market value or, if not purchased by Landlord, Tenant shall be entitled to either remove such Tenant Capital Improvements, provided that the Leased Property is restored in a manner reasonably satisfactory to Landlord, or receive fair value for such Tenant Capital Improvements in accordance with Article XXXVI. If Landlord agrees to fund a proposed Capital Improvement and Tenant accepts the terms thereof, such Capital Improvements shall be deemed part of the Leased Property and the Facilities for all purposes and Tenant shall provide Landlord with the following prior to any advance of funds:

(a) any information, certificates, licenses, permits or documents reasonably requested by Landlord which are necessary and obtainable to confirm that Tenant will be able to use the Capital Improvement upon completion thereof in accordance with the Primary Intended Use, including all required federal, state or local government licenses and approvals;

(b) an Officer’s Certificate and, if requested, a certificate from Tenant’s architect providing appropriate backup information, setting forth in reasonable detail the projected or actual costs related to such Capital Improvements;

(c) an amendment to this Master Lease (and any development or funding agreement agreed to in accordance with this Section 10.3), in a form reasonably agreed to by Landlord and Tenant, which may include, among other things, an increase in the Rent in amounts as agreed upon by the parties hereto pursuant to the agreed funding proposal terms described above and other provisions as may be necessary or appropriate;

(d) a deed conveying title to Landlord to any land acquired for the purpose of constructing the Capital Improvement free and clear of any liens or encumbrances except those approved by Landlord, and accompanied by an ALTA survey thereof satisfactory to Landlord;

(e) for each advance, endorsements to any outstanding policy of title insurance covering the Leased Property or commitments therefor reasonably satisfactory in form and substance to Landlord (i) updating the same without any additional exception except those that do not materially affect the value of such land and do not interfere with the use of the Leased Property or as may be approved by Landlord, which approval shall not be unreasonably withheld, and (ii) increasing the coverage thereof by an amount equal to the cost of the Capital Improvement, except to the extent covered by the owner’s policy of title insurance referred to in paragraph (f) below;

(f) if appropriate, an owner’s policy of title insurance insuring the fair market value of fee simple title to any land and improvements conveyed to Landlord free and clear of all liens and encumbrances except those that do not materially affect the value of such land and do not interfere with the use of the Leased Property or are approved by Landlord, which approval shall not be unreasonably withheld, provided that if the requirement in this paragraph (f) is not satisfied (or waived by Landlord), Tenant shall be entitled to seek third party financing or use available financing in lieu of seeking such advance from Landlord;

(g) if requested by Landlord, an appraisal by a member of the Appraisal Institute of the Leased Property indicating that the fair market value of the Leased Property upon completion of the Capital Improvement will exceed the fair market value of the Leased Property immediately prior thereto by an amount not less than ninety-five percent (95%) of the cost of the Capital Improvement, provided that if the requirement in this paragraph (g) is not satisfied (or waived by Landlord), Tenant shall be entitled to seek third party financing or use available financing in lieu of seeking such advance from Landlord; and

(h) such other billing statements, invoices, certificates, endorsements, opinions, site assessments, surveys, resolutions, ratifications, lien releases and waivers and other instruments and information reasonably required by Landlord.

ARTICLE XI

11.1 Liens. Subject to the provisions of Article XII relating to permitted contests, Tenant will not directly or indirectly create or allow to remain and will promptly discharge at its expense any lien, encumbrance, attachment, title retention agreement or claim upon the Leased Property or any Capital Improvement thereto or upon the Gaming Licenses (including indirectly through a pledge of shares in the direct or indirect entity owning an interest in the Gaming Licenses) or any attachment, levy, claim or encumbrance in respect of the Rent, excluding, however, (i) this Master Lease; (ii) the matters that existed as of the Commencement Date with respect to such Facility and disclosed on Schedule A; (iii) restrictions, liens and other encumbrances which are consented to in writing by Landlord (such consent not to be unreasonably withheld); (iv) liens for Impositions which Tenant is not required to pay hereunder; (v) subleases permitted by Article XXII; (vi) liens for Impositions not yet delinquent or being contested in accordance with Article XII, provided that Tenant has provided appropriate reserves as required under GAAP and any foreclosure or similar remedies with respect to such Impositions have not been instituted and no notice as to the institution or commencement thereof has been issued except to the extent such institution or commencement is stayed no later than the earlier of (x) ten (10) Business Days after such notice is issued or (y) five (5) Business Days prior to the institution or commencement thereof; (vii) liens of mechanics, laborers, materialmen, suppliers or vendors for sums either disputed or not yet due, provided that (1) the payment of such sums shall not be postponed under any related contract for more than sixty (60) days after the completion of the action giving rise to such lien unless being contested in accordance with Article XII and such reserve or other appropriate provisions as shall be required by law or GAAP shall have been made therefor and no foreclosure or similar remedies with respect to such liens has been instituted and no notice as to the institution or commencement thereof have been issued except to the extent such institution or commencement is stayed no later than the earlier of (x) ten (10) Business Days after such notice is issued or (y) five (5) Business Days prior to the institution or commencement thereof; or (2) any such liens are in the process of being contested as permitted by Article XII; (viii) any liens created by Landlord; (ix) liens related to equipment leases or equipment financing for Tenant’s Property which are used or useful in Tenant’s business on the Leased Property, provided that the payment of any sums due under such equipment leases or equipment financing shall either (1) be paid as and when due in accordance with the terms thereof, or (2) be in the process of being contested as permitted by Article XII and provided that a lien holder’s removal of any such Tenant’s Property from the Leased Property shall be made in accordance with the requirements set forth in this Section 11.1; (x) liens granted as security for the obligations of Tenant and its Affiliates under a Debt Agreement; provided, however, in no event shall the foregoing be deemed or construed to permit Tenant to encumber its leasehold interest (or a subtenant to encumber its subleasehold interest) in the Leased Property or its direct or indirect interest (or the interest of any of its Subsidiaries) in the Gaming Licenses (other than, in each case, to a Permitted Leasehold Mortgagee), without the prior written consent of Landlord, which consent may be granted or withheld in Landlord’s sole discretion; and provided, further, that Tenant shall be required to provide Landlord with fully executed copies of any and all Permitted Leasehold Mortgages and related principal Debt Agreements; and (xi) easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Leased Property, in each case whether now or hereafter in existence, not individually or in the aggregate materially interfering with the conduct of the business on the Leased Property, taken as a whole. For the avoidance of doubt, the parties acknowledge and agree that Tenant has not granted any liens in favor of Landlord as security for its obligations hereunder (except to the extent contemplated in the final paragraph of this Section 11.1) and nothing contained herein shall be deemed or construed to prohibit the issuance of a lien on the Equity Interests in Tenant (it being agreed that any foreclosure by a lien holder on such interests in Tenant shall be subject to the restriction on Change in Control set forth in Article XXII) or to prohibit Tenant from pledging its Accounts and other Tenant’s Property and other property of Tenant, including fixtures and equipment installed by Tenant at the Facilities, as collateral in connection with financings from equipment lenders (or to Permitted Leasehold Mortgagees); provided that Tenant shall in no event pledge to any Person that is not granted a Permitted Leasehold Mortgage hereunder any of the Gaming Licenses or other of Tenant’s Property to the extent that such Tenant’s Property cannot be removed from the Leased Property without damaging or impairing the Leased Property (other than in a de minimis manner). For the further avoidance of doubt, by way of example, Tenant shall not grant to any lender (other than a Permitted Leasehold Mortgagee) a lien on, and any and all lien holders (including a Permitted Leasehold Mortgagee) shall not have the right to remove, carpeting, internal wiring, elevators, or escalators at the Leased Property, but lien holders may have the right to remove (and Tenant shall have the right to grant a lien on) slot machines and other gaming equipment even if the removal thereof from the Leased Property could result in de minimis damage; provided any such damage is repaired by the lien holder or Tenant in accordance with the terms of this Master Lease.

Landlord and Tenant intend that this Master Lease be an indivisible true lease that affords the parties hereto the rights and remedies of landlord and tenant hereunder and does not represent a financing arrangement. This Master Lease is not an attempt by Landlord or Tenant to evade the operation of any aspect of the law applicable to any of the Leased Property. Except as otherwise required by applicable law or any accounting rules or regulations, Landlord and Tenant hereby acknowledge and agree that this Master Lease shall be treated as an operating lease for all purposes and not as a synthetic lease, financing lease or loan and that Landlord shall be entitled to all the benefits of ownership of the Leased Property, including depreciation for all federal, state and local tax purposes.

If, notwithstanding (a) the form and substance of this Master Lease and (b) the intent of the parties, and the language contained herein providing that this Master Lease shall at all times be construed, interpreted and applied to create an indivisible lease of all of the Leased Property, any court of competent jurisdiction finds that this Master Lease is a financing arrangement, this Master Lease shall be considered a secured financing agreement and Landlord’s title to the Leased Property shall constitute a perfected first priority lien in Landlord’s favor on the Leased Property to secure the payment and performance of all the obligations of Tenant hereunder (and to that end, Tenant hereby grants, assigns and transfers to the Landlord a security interest in all right, title or interest in or to any and all of the Leased Property, as security for the prompt and complete payment and performance when due of Tenant’s obligations hereunder). Tenant authorizes Landlord, at the expense of Tenant, to make any filings or take other actions as Landlord reasonably determines are necessary or advisable in order to effect fully this Master Lease or to more fully perfect or renew the rights of the Landlord, and to subordinate to the Landlord the lien of any Permitted Leasehold Mortgagee, with respect to the Leased Property (it being understood that nothing herein shall affect the rights of a Permitted Leasehold Mortgagee under Article XVII hereof). At any time and from time to time upon the request of the Landlord, and at the expense of the Tenant, Tenant shall promptly execute, acknowledge and deliver such further documents and do such other acts as the Landlord may reasonably request in order to effect fully this Master Lease or to more fully perfect or renew the rights of the Landlord with respect to the Leased Property. Upon the exercise by the Landlord of any power, right, privilege or remedy pursuant to this Master Lease which requires any consent, approval, recording, qualification or authorization of any governmental authority, Tenant will execute and deliver, or will cause the execution and delivery of, all applications, certifications, instruments and other documents and papers that Landlord may be required to obtain from Tenant for such consent, approval, recording, qualification or authorization.

ARTICLE XII

12.1 Permitted Contests. Tenant, upon prior written notice to Landlord, on its own or in Landlord’s name, at Tenant’s expense, may contest, by appropriate legal proceedings conducted in good faith and with due diligence, the amount, validity or application, in whole or in part, of any licensure or certification decision (including pursuant to any Gaming Regulation), Imposition, Legal Requirement, Insurance Requirement, lien, attachment, levy, encumbrance, charge or claim; provided, however, that (i) in the case of an unpaid Imposition, lien, attachment, levy, encumbrance, charge or claim, the commencement and continuation of such proceedings shall suspend the collection thereof from Landlord and from the Leased Property or any Capital Improvement thereto; (ii) neither the Leased Property or any Capital Improvement thereto, the Rent therefrom nor any part or interest in either thereof would be in any danger of being sold, forfeited, attached or lost pending the outcome of such proceedings; (iii) in the case of a Legal Requirement, neither Landlord nor Tenant would be in any danger of civil or criminal liability for failure to comply therewith pending the outcome of such proceedings; (iv) if any such contest shall involve a sum of money or potential loss in excess of Five Hundred Thousand Dollars ($500,000), upon request of Landlord, Tenant shall deliver to Landlord an opinion of counsel reasonably acceptable to Landlord to the effect set forth in clauses (i), (ii) and (iii) above, to the extent applicable (it being agreed that the matters set forth in clause (i) can be addressed by Tenant paying the contested amount prior to any such contest); (v) in the case of a Legal Requirement, Imposition, lien, encumbrance or charge, Tenant shall give such reasonable security as may be required by Landlord to insure ultimate payment of the same and to prevent any sale or forfeiture of the Leased Property or any Capital Improvement thereto or the Rent by reason of such non-payment or noncompliance; (vi) in the case of an Insurance Requirement, the coverage required by Article XIII shall be maintained; (vii) Tenant shall keep Landlord reasonably informed as to the status of the proceedings; and (viii) if such contest be finally resolved against Landlord or Tenant, Tenant shall promptly pay the amount required to be paid, together with all interest and penalties accrued thereon, or comply with the applicable Legal Requirement or Insurance Requirement. Landlord, at Tenant’s expense, shall execute and deliver to Tenant such authorizations and other documents as may reasonably be required in any such contest, and, if reasonably requested by Tenant or if Landlord so desires, Landlord shall join as a party therein. The provisions of this Article XII shall not be construed to permit Tenant to contest the payment of Rent or any other amount (other than Impositions or Additional Charges which Tenant may from time to time be required to impound with Landlord) payable by Tenant to Landlord hereunder. Tenant shall indemnify, defend, protect and save Landlord harmless from and against any liability, cost or expense of any kind that may be imposed upon Landlord in connection with any such contest and any loss resulting therefrom, except in any instance where Landlord opted to join and joined as a party in the proceeding despite Tenant’s having sent written notice to Landlord of Tenant’s preference that Landlord not join in such proceeding.

ARTICLE XIII

13.1 General Insurance Requirements. During the Term, Tenant shall at all times keep the Leased Property, and all property located in or on the Leased Property, including Capital Improvements, the Fixtures and Tenant’s Property, insured with the kinds and amounts of insurance described below. Each element of insurance described in this Article XIII shall be maintained with respect to the Leased Property of each Facility and Tenant’s Property and operations thereon. Such insurance shall be written by companies permitted to conduct business in the applicable State. All third party liability type policies must name Landlord as an “additional insured.” All property policies shall name Landlord as “loss payee” for its interests in each Facility. All business interruption policies shall name Landlord as “loss payee” with respect to Rent only. Property losses shall be payable to Landlord and/or Tenant as provided in Article XIV. In addition, the policies, as appropriate, shall name as an “additional insured” and/or “loss payee” each Permitted Leasehold Mortgagee and as an “additional insured” or “loss payee” the holder of any mortgage, deed of trust or other security agreement (“Facility Mortgagee”) securing any indebtedness or any other Encumbrance placed on the Leased Property in accordance with the provisions of Article XXXI (“Facility Mortgage”) by way of a standard form of mortgagee’s loss payable endorsement. Except as otherwise set forth herein, any property insurance loss adjustment settlement shall require the written consent of Landlord, Tenant, and each Facility Mortgagee (to the extent required under the applicable Facility Mortgage Documents) unless the amount of the loss net of the applicable deductible is less than Five Million Dollars ($5,000,000) in which event no consent shall be required. Evidence of insurance shall be deposited with Landlord and, if requested, with any Facility Mortgagee(s). The insurance policies required to be carried by Tenant hereunder shall insure against all the following risks with respect to each Facility:

(a) Loss or damage by fire, vandalism, collapse and malicious mischief, extended coverage perils commonly known as “All Risk,” and all physical loss perils normally included in such All Risk insurance, including, but not limited to, sprinkler leakage and windstorm, in an amount not less than the insurable value on a Maximum Foreseeable Loss (as defined below in Section 13.2) basis and including a building ordinance coverage endorsement; provided, that Tenant shall have the right (i) to limit maximum insurance coverage for loss or damage by earthquake (including earth movement) to a minimum amount of Two Hundred Million Dollars ($200,000,000) or as may be reasonably requested by Landlord and commercially available, and (ii) to limit maximum insurance coverage for loss or damage by windstorm (including but not limited to named windstorms) to a minimum amount of Two Hundred Million Dollars ($200,000,000) or as may be reasonably requested by Landlord and commercially available; provided, further, that in the event the premium cost of any or all of earthquake, flood, windstorm (including named windstorm) or terrorism coverages are available only for a premium that is more than 2.5 times the average premium paid by Tenant (or prior operator of Facilities) over the preceding three years for the insurance policy contemplated by this Section 13.1(a), then Tenant shall be entitled and required to purchase the maximum insurance coverage it deems most efficient and prudent to purchase and Tenant shall not be required to spend additional funds to purchase additional coverages insuring against such risks; and provided, further, that some property coverages might be sub-limited in an amount less than the Maximum Foreseeable Loss as long as the sub-limits are commercially reasonable and prudent as deemed by Tenant;

(b) Loss or damage by explosion of steam boilers, pressure vessels or similar apparatus, now or hereafter installed in each Facility, in such limits with respect to any one accident as may be reasonably requested by Landlord from time to time;

(c) Flood (when any of the improvements comprising the Leased Property of a Facility is located in whole or in part within a designated 100-year flood plain area) in an amount not less than the greater of (i) probable maximum loss of a 250 year event, and (ii) One Hundred Million Dollars ($100,000,000), and such other hazards and in such amounts as may be customary for comparable properties in the area;

(d) Loss of rental value in an amount not less than twelve (12) months’ Rent payable hereunder or business interruption in an amount not less than twelve (12) months of income and normal operating expenses including 90-days ordinary payroll and Rent payable hereunder with an extended period of indemnity coverage of at least ninety (90) days necessitated by the occurrence of any of the hazards described in Sections 13.1(a), 13.1(b) or 13.1(c), provided that Tenant may self-insure specific Facilities for the insurance contemplated under this Section 13.1(d), provided that (i) such Facilities that Tenant chooses to self-insure are not expected to generate more than ten percent (10%) of Net Revenues anticipated to be generated from all the Facilities and (ii) Tenant deposits in any impound account created under Section 4.3 hereof an amount equal to the product of (1) the sum of (A) the insurance premiums paid by Tenant for such period under this Section 13.1(d) to insurance companies and (B) the amount deposited by Tenant in an impound account pursuant to this provision, and (2) the percentage of Net Revenues that are anticipated to be generated by the Facilities that are being self-insured by Tenant under this provision;

(e) Claims for personal injury or property damage under a policy of comprehensive general public liability insurance with amounts not less than One Hundred Million Dollars ($100,000,000) each occurrence and One Hundred Million Dollars ($100,000,000) in the annual aggregate, provided that such requirements may be satisfied through the purchase of a primary general liability policy and excess liability policies;

(f) During such time as Tenant is constructing any improvements, Tenant, at its sole cost and expense, shall carry, or cause to be carried (i) workers’ compensation insurance and employers’ liability insurance covering all persons employed in connection with the improvements in statutory limits, (ii) a completed operations endorsement to the commercial general liability insurance policy referred to above, (iii) builder’s risk insurance, completed value form (or its equivalent), covering all physical loss, in an amount and subject to policy conditions satisfactory to Landlord, and (iv) such other insurance, in such amounts, as Landlord deems reasonably necessary to protect Landlord’s interest in the Leased Property from any act or omission of Tenant’s contractors or subcontractors.

13.2 Maximum Foreseeable Loss. The term “Maximum Foreseeable Loss” shall mean the largest monetary loss within one area that may be expected to result from a single fire with protection impaired, the control of the fire mainly dependent on physical barriers or separations and a delayed manual firefighting by public and/or private fire brigades. If Landlord reasonably believes that the Maximum Foreseeable Loss has increased at any time during the Term, it shall have the right (unless Tenant and Landlord agree otherwise) to have such Maximum Foreseeable Loss redetermined by an impartial national insurance company reasonably acceptable to both parties (the “Impartial Appraiser”), or, if the parties cannot agree on an Impartial Appraiser, then by an Expert appointed in accordance with Section 34.1 hereof. The determination of the Impartial Appraiser (or the Expert, as the case may be) shall be final and binding on the parties hereto, and Tenant shall forthwith adjust the amount of the insurance carried pursuant to this Article XIII to the amount so determined by the Impartial Appraiser (or the Expert, as the case may be), subject to the approval of the Facility Mortgagee, as applicable. Each party shall pay one-half (1/2) of the fee, if any, of the Impartial Appraiser. If Landlord pays the Impartial Appraiser, fifty percent (50%) of such costs shall be Additional Charges hereunder and if Tenant pays such Impartial Appraiser, fifty percent (50%) of such costs shall be a credit against the next Rent payment hereunder. If Tenant has undertaken any structural alterations or additions to the Leased Property having a cost or value in excess of Twenty Five Million Dollars ($25,000,000), Landlord may at Tenant’s expense have the Maximum Foreseeable Loss redetermined at any time after such improvements are made, regardless of when the Maximum Foreseeable Loss was last determined.

13.3 Additional Insurance. In addition to the insurance described above, Tenant shall maintain such additional insurance upon notice from Landlord as may be reasonably required from time to time by any Facility Mortgagee and shall further at all times maintain adequate workers’ compensation coverage and any other coverage required by Legal Requirements for all Persons employed by Tenant on the Leased Property in accordance with Legal Requirements.

13.4 Waiver of Subrogation. All insurance policies carried by either party covering the Leased Property or Tenant’s Property, including, without limitation, contents, fire and liability insurance, shall expressly waive any right of subrogation on the part of the insurer against the other party. Each party, respectively, shall pay any additional costs or charges for obtaining such waiver.

13.5 Policy Requirements. All of the policies of insurance referred to in this Article XIII shall be written in form reasonably satisfactory to Landlord and any Facility Mortgagee and issued by insurance companies with a minimum policyholder rating of “A-” and a financial rating of “VII” in the most recent version of Best’s Key Rating Guide, or a minimum rating of “BBB” from Standard & Poor’s or equivalent. If Tenant obtains and maintains the general liability insurance described in Section 13.1(e) above on a “claims made” basis, Tenant shall provide continuous liability coverage for claims arising during the Term. In the event such “claims made” basis policy is canceled or not renewed for any reason whatsoever (or converted to an “occurrence” basis policy), Tenant shall either obtain (a) “tail” insurance coverage converting the policies to “occurrence” basis policies providing coverage for a period of at least three (3) years beyond the expiration of the Term, or (b) an extended reporting period of at least three (3) years beyond the expiration of the Term. Tenant shall pay all of the premiums therefor, and deliver certificates thereof to Landlord prior to their effective date (and with respect to any renewal policy, prior to the expiration of the existing policy), and in the event of the failure of Tenant either to effect such insurance in the names herein called for or to pay the premiums therefor, or to deliver such certificates thereof to Landlord, at the times required, Landlord shall be entitled, but shall have no obligation, to effect such insurance and pay the premiums therefor, in which event the cost thereof, together with interest thereon at the Overdue Rate, shall be repayable to Landlord upon demand therefor. Tenant shall obtain, to the extent available on commercially reasonable terms, the agreement of each insurer, by endorsement on the policy or policies issued by it, or by independent instrument furnished to Landlord, that it will give to Landlord thirty (30) days’ (or ten (10) days’ in the case of non-payment of premium) written notice before the policy or policies in question shall be altered, allowed to expire or cancelled. Notwithstanding any provision of this Article XIII to the contrary, Landlord acknowledges and agrees that the coverage required to be maintained by Tenant may be provided under one or more policies with various deductibles or self-insurance retentions by Tenant or its Affiliates, subject to Landlord’s approval not to be unreasonably withheld. Upon written request by Landlord, Tenant shall provide Landlord copies of the property insurance policies when issued by the insurers providing such coverage.

13.6 Increase in Limits. If, from time to time after the Commencement Date, Landlord determines in the exercise of its reasonable business judgment that the limits of the personal injury or property damage-public liability insurance then carried pursuant to Section 13.1(e) hereof are insufficient, Landlord may give Tenant

Notice of acceptable limits for the insurance to be carried; provided that in no event will Tenant be required to carry insurance in an amount which exceeds the product of (i) the amounts set forth in Section 13.1(e) hereof and (ii) the CPI Increase; and subject to the foregoing limitation, within ninety (90) days after the receipt of such Notice, the insurance shall thereafter be carried with limits as prescribed by Landlord until further increase pursuant to the provisions of this Section 13.6.

13.7 Blanket Policy. Notwithstanding anything to the contrary contained in this Article XIII, Tenant’s obligations to carry the insurance provided for herein may be brought within the coverage of a so-called blanket policy or policies of insurance carried and maintained by Tenant; provided that the requirements of this Article XIII (including satisfaction of the Facility Mortgagee’s requirements and the approval of the Facility Mortgagee) are otherwise satisfied, and provided further that Tenant maintains specific allocations acceptable to Landlord.

13.8 No Separate Insurance. Tenant shall not, on Tenant’s own initiative or pursuant to the request or requirement of any third party, (i) take out separate insurance concurrent in form or contributing in the event of loss with that required in this Article XIII to be furnished by, or which may reasonably be required to be furnished by, Tenant or (ii) increase the amounts of any then existing insurance by securing an additional policy or additional policies, unless all parties having an insurable interest in the subject matter of the insurance, including in all cases Landlord and all Facility Mortgagees, are included therein as additional insureds and the loss is payable under such insurance in the same manner as losses are payable under this Master Lease. Notwithstanding the foregoing, nothing herein shall prohibit Tenant from insuring against risks not required to be insured hereby, and as to such insurance, Landlord and any Facility Mortgagee need not be included therein as additional insureds, nor must the loss thereunder be payable in the same manner as losses are payable hereunder except to the extent required to avoid a default under the Facility Mortgage.

ARTICLE XIV

14.1 Property Insurance Proceeds. All proceeds (except business interruption not allocated to rent expenses) payable by reason of any property loss or damage to the Leased Property, or any portion thereof, under any property policy of insurance required to be carried hereunder shall be paid to Facility Mortgagee or to an escrow account held by a third party depositary reasonably acceptable to Landlord and Tenant (pursuant to an escrow agreement acceptable to the parties and intended to implement the terms hereof) and made available to Tenant upon request for the reasonable costs of preservation, stabilization, emergency restoration, business interruption, reconstruction and repair, as the case may be, of any damage to or destruction of the Leased Property, or any portion thereof; provided, however, that the portion of such proceeds that are attributable to Tenant’s obligation to pay Rent shall be applied against Rents due by Tenant hereunder; and provided, further, that if the total amount of proceeds payable net of the applicable deductibles is One Hundred Fifty Thousand Dollars ($150,000) or less, and, if no Event of Default has occurred and is continuing, the proceeds shall be paid to Tenant and, subject to the limitations set forth in this Article XIV used for the repair of any damage to the Leased Property, it being understood and agreed that Tenant shall have no obligation to rebuild any Tenant Capital Improvement, provided that the Leased Property is rebuilt in a manner reasonably satisfactory to Landlord. Any excess proceeds of insurance remaining after the completion of the restoration or reconstruction of the Leased Property to substantially the same condition as existed immediately before the damage or destruction and with materials and workmanship of like kind and quality and to Landlord’s reasonable satisfaction shall be provided to Tenant. All salvage resulting from any risk covered by insurance for damage or loss to the Leased Property shall belong to Landlord. Tenant shall have the right to prosecute and settle insurance claims, provided that Tenant shall consult with and involve Landlord in the process of adjusting any insurance claims under this Article XIV and any final settlement with the insurance company shall be subject to Landlord’s consent, such consent not to be unreasonably withheld.

14.2 Tenant’s Obligations Following Casualty. (a) If a Facility and/or any Tenant Capital Improvements to a Facility are damaged, whether or not from a risk covered by insurance carried by Tenant, except as otherwise provided herein, (i) Tenant shall restore such Leased Property (excluding any Tenant Capital Improvement, it being understood and agreed that Tenant shall not be required to repair any Tenant Capital Improvement, provided that the Leased Property is rebuilt in a manner reasonably satisfactory to Landlord), to substantially the same condition as existed immediately before such damage and (ii) such damage shall not terminate this Master Lease.

(b) If Tenant restores the affected Leased Property and the cost of the repair or restoration exceeds the amount of proceeds received from the insurance required to be carried hereunder, Tenant shall provide Landlord with evidence reasonably acceptable to Landlord that Tenant has available to it any excess amounts needed to restore such Facility. Such excess amounts necessary to restore such Facility shall be paid by Tenant.

(c) If Tenant has not restored the affected Leased Property and gaming operations have not recommenced by the date that is the third anniversary of the date of any casualty, all remaining insurance proceeds shall be paid to and retained by Landlord free and clear of any claim by or through Tenant.

(d) In the event neither Landlord nor Tenant is required or elects to repair and restore the Leased Property, all insurance proceeds, other than proceeds reasonably attributed to any Tenant Capital Improvements (and, subject to no Event of Default having occurred and being continuing, any business interruption proceeds in excess of Tenant’s Rent obligations hereunder), which proceeds shall be and remain the property of Tenant, shall be paid to and retained by Landlord free and clear of any claim by or through Tenant except as otherwise specifically provided below in this Article XIV.

14.3 No Abatement of Rent. This Master Lease shall remain in full force and effect and Tenant’s obligation to pay the Rent and all other charges required by this Master Lease shall remain unabated during the period required for adjusting insurance, satisfying Legal Requirements, repair and restoration. Upon the occurrence of any casualty that has a negative impact on Net Revenue, the Percentage Rent shall continue during the period required to make all necessary repairs at the same rate then in effect immediately prior to the occurrence of such casualty and until such time as the affected Leased Property is rebuilt and gaming operations have recommenced thereon (or such time as this Master Lease has been terminated as to the affected Leased Property).

14.4 Waiver. Tenant waives any statutory rights of termination which may arise by reason of any damage or destruction of the Leased Property but such waiver shall not affect any contractual rights granted to Tenant under this Article XIV.

14.5 Insurance Proceeds Paid to Facility Mortgagee. Notwithstanding anything herein to the contrary, in the event that any Facility Mortgagee is entitled to any insurance proceeds, or any portion thereof, under the terms of any Facility Mortgage, such proceeds shall be applied, held and/or disbursed in accordance with the terms of the Facility Mortgage. In the event that the Facility Mortgagee elects, or is required under the related financing document, to apply the insurance proceeds to the indebtedness secured by the Facility Mortgage, then Tenant shall not be obligated to repair or restore the Facility and Landlord shall either (i) refinance with a replacement Facility Mortgage (or otherwise fund) the amount of insurance proceeds applied to Facility Mortgage indebtedness within twelve (12) months of such application (in which case Tenant shall be obligated to restore the Facility upon receipt of such proceeds), or (ii) sell to Tenant the Leased Property consisting of such Facility (and Tenant shall be entitled to retain any remaining insurance proceeds) in exchange for a payment equal to the greater of (1) the difference between (a) the value of such Facility immediately prior to such casualty, based on the average fair market value of similar real estate in the areas surrounding such Facility, and (b) the amount of insurance proceeds retained by the Facility Mortgagee, and (2) the value of such Facility after such casualty, based on the average fair market value of similar real estate in the areas surrounding such Facility.

14.6 Termination of Master Lease; Abatement of Rent. In the event this Master Lease is terminated as to an affected Leased Property pursuant to Section 8.2 (in respect of Tenant being in jeopardy of losing a Gaming License or Landlord being in jeopardy of failing to comply with a regulatory requirement material to the continued operation of a Facility), Section 14.5 (in the event Facility Mortgagee elects to apply insurance proceeds to pay down indebtedness secured by a Facility Mortgage following the damage to or destruction of all or any portion of the Leased Property or such prepayment is required under the related financing document) or Section 15.5 (as provided therein) (such termination or cessation, a “Leased Property Rent Adjustment Event”), then:

(i)	the Building Base Rent due hereunder from and after the effective date of any such Leased Property Rent Adjustment Event shall be reduced by an amount determined by multiplying (A) a fraction, (x) the numerator of which shall be the Adjusted Revenue for the affected Leased Property and (y) the denominator of which shall be the Adjusted Revenue for all of the Leased Property then subject to the terms of this Master Lease, including the affected Leased Property (in each case, determined by reference to the most recent Test Period for which Tenant’s Parent’s financial results are available), by (B) the Building Base Rent payable under this Master Lease immediately prior to the effective date of the Leased Property Rent Adjustment Event as to the affected Leased Property;

(ii)	the Land Base Rent due hereunder from and after the effective date of any such Leased Property Rent Adjustment Event shall be reduced by an amount determined by multiplying (A) a fraction, (x) the numerator of which shall be the Adjusted Revenue for the affected Leased Property and (y) the denominator of which shall be the Adjusted Revenue for all of the Leased Property then subject to the terms of this Master Lease, including the affected Leased Property (in each case, determined by reference to the most recent Test Period for which Tenant’s Parent’s financial results are available), by (B) the Land Base Rent payable under this Master Lease immediately prior to the effective date of the Leased Property Rent Adjustment Event as to the affected Leased Property;

(iii)	the Percentage Rent due from and after the effective date of any such Leased Property Rent Adjustment Event with respect to a Leased Property, shall be reduced by an amount determined by multiplying (A) a fraction, (x) the numerator of which shall be the Adjusted Revenue for the affected Leased Property and (y) the denominator of which shall be the Adjusted Revenue for all of the Leased Property then subject to the terms of this Master Lease, including the affected Leased Property (in each case, determined by reference to the most recent Test Period for which Tenant’s Parent’s financial results are available), by (B) the Percentage Rent payable immediately prior to the effective date of the Leased Property Rent Adjustment Event as to the affected Leased Property;

(iv)	the amount set forth in clause (b) of the second sentence of the definition of Percentage Rent shall be modified from and after the effective date of any such Leased Property Rent Adjustment Event with respect to a Leased Property by reducing the amount set forth in clause (b) of the second sentence of the definition of Percentage Rent by an amount determined by multiplying (A) a fraction, (x) the numerator of which is the Adjusted Revenue for the affected Leased Property and (y) the denominator of which is the Adjusted Revenue for all of the Leased Property then subject to the terms of this Master Lease, including the affected Leased Property (in each case, determined by reference to the most recent Test Period for which Tenant’s Parent’s financial results are available), by (B) the amount set forth in clause (b) of the second sentence of the definition of Percentage Rent immediately prior to the effective date of the Leased Property Rent Adjustment Event as to the affected Leased Property; and

(v)	Landlord shall retain any claim which Landlord may have against Tenant for failure to insure such Leased Property as required by Article XIII.

ARTICLE XV

15.1 Condemnation.

(a) Total Taking. If the Leased Property of a Facility is totally and permanently taken by Condemnation (a “Taking”), this Master Lease shall terminate with respect to such Facility as of the day before the Date of Taking for such Facility.

(b) Partial Taking. If a portion of the Leased Property of, and any Tenant Capital Improvements to, a Facility are taken by Condemnation, this Master Lease shall remain in effect if the affected Facility is not thereby rendered Unsuitable for Its Primary Intended Use, but if such Facility is thereby rendered Unsuitable for Its Primary Intended Use, this Master Lease shall terminate with respect to such Facility as of the day before the Date of Taking for such Facility.

(c) Restoration. If there is a partial Taking of the Leased Property of, and any Tenant Capital Improvements to, a Facility and this Master Lease remains in full force and effect with respect to such Facility, Landlord shall make available to Tenant the portion of the Award applicable to restoration of the Leased Property (excluding any Tenant Capital Improvements, it being understood and agreed that Tenant shall not be required to repair or restore any Tenant Capital Improvements, provided that the Leased Property is restored in a manner reasonably satisfactory to Landlord), and Tenant shall accomplish all necessary restoration whether or not the amount provided by the Condemnor for restoration is sufficient and the Base Rent shall be reduced by such amount as may be agreed upon by Landlord and Tenant or, if they are unable to reach such an agreement within a period of thirty (30) days after the occurrence of the Taking, then the Base Rent for such Facility shall be proportionately reduced, based on the proportion of the Facility that was subject to the partial Taking and pursuant to the formula set forth in Section 14.6 hereof. Tenant shall restore such Leased Property (as nearly as possible under the circumstances) to a complete architectural unit of the same general character and condition as such Leased Property existing immediately prior to such Taking.

15.2 Award Distribution. Except as set forth below (and to the extent provided in Section 15.1(c) hereof), the entire Award shall belong to and be paid to Landlord. Tenant shall, however, be entitled to pursue its own claim with respect to the Taking for Tenant’s lost profits value and moving expenses and, the portion of the Award, if any, allocated to any Tenant Capital Improvements (subject to Tenant’s restoring the Leased Property not subject to a Taking in a manner reasonably satisfactory to Landlord) and Tenant’s Property shall be and remain the property of Tenant free of any claim thereto by Landlord.

15.3 Temporary Taking. The taking of the Leased Property, or any part thereof, shall constitute a taking by Condemnation only when the use and occupancy by the taking authority has continued for longer than 180 consecutive days. During any shorter period, which shall be a temporary taking, all the provisions of this Master Lease shall remain in full force and effect and the Award allocable to the Term shall be paid to Tenant.

15.4 Condemnation Awards Paid to Facility Mortgagee. Notwithstanding anything herein to the contrary, in the event that any Facility Mortgagee is entitled to any Condemnation Award, or any portion thereof, under the terms of any Facility Mortgage or related financing agreement, such award shall be applied, held and/or disbursed in accordance with the terms of the Facility Mortgage or related financing agreement. In the event that the Facility Mortgagee elects to apply the Condemnation Award to the indebtedness secured by the Facility Mortgage in the case of a Taking as to which the restoration provisions apply (or the related financing agreement requires such application), Landlord shall either (i) within ninety (90) days of the notice from the Facility Mortgagee make available to Tenant for restoration of such Leased Property funds (either through refinance or otherwise) equal to the amount applied by the Facility Mortgagee or applicable to restoration of the Leased Property, or (ii) sell to Tenant the portion of the Leased Property consisting of the Facility that is not subject to the Taking in exchange for a payment equal to the greater of (1) the difference between (a) the value of such Facility immediately prior to such Taking, based on the average fair market value of similar real estate in the areas surrounding such Facility, and (b) the amount of the Condemnation Award retained by the Facility Mortgagee, and (2) the value of the remaining portion of such Facility after such Taking, based on the average fair market value of similar real estate in the areas surrounding such Facility.

15.5 Termination of Master Lease; Abatement of Rent. In the event this Master Lease is terminated with respect to the affected portion of the Leased Property as a result of a Taking (or pursuant to Section 15.4 hereof as a result of a Facility Mortgagee electing to apply a Condemnation Award to the indebtedness secured by the Facility Mortgage), the Base Rent due hereunder from and after the effective date of such termination shall be reduced by an amount determined in the same manner as set forth in Section 14.6 hereof.

ARTICLE XVI

16.1 Events of Default. Any one or more of the following shall constitute an “Event of Default”:

(a)	(i) Tenant shall fail to pay any installment of Rent within four (4) Business Days of when due and such failure is not cured by Tenant within three (3) Business Days after notice from Landlord of Tenant’s failure to pay such installment of Rent when due (and such notice of failure from Landlord may be given any time after such installment is four (4) Business Days late);

(ii)	Tenant shall fail on any two separate occasions in the same Fiscal Year to pay any installment of Rent within four (4) Business Days of when due;

(iii)	Tenant shall fail on any occasion to pay any installment of Rent within ten (10) Business Days of when due; or

(iv)	Tenant shall fail to pay any Additional Charge within five (5) Business Days after notice from Landlord of Tenant’s failure to make such payment of such Additional Charge when due (and such notice of failure from Landlord may be given any time after such payment is more than one (1) Business Day late);

(b) a default shall occur under any Guaranty, where the default is not cured within any applicable grace period set forth therein or, if no cure periods are provided, within fifteen (15) days after notice from Landlord (or in the case of a breach of Paragraph 8 of the Guaranty, the cure periods provided herein with respect to such action or omission);

(c)	Tenant or any Guarantor shall:

(i)	admit in writing its inability to pay its debts generally as they become due;

(ii)	file a petition in bankruptcy or a petition to take advantage of any insolvency act;

(iii)	make an assignment for the benefit of its creditors;

(iv)	consent to the appointment of a receiver of itself or of the whole or any substantial part of its property; or

(v)	file a petition or answer seeking reorganization or arrangement under the United States bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

(d) Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor) shall be adjudicated as bankrupt or a court of competent jurisdiction shall enter an order or decree appointing, without the consent of Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor), a receiver of Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor) or of the whole or substantially all of the Tenant’s or any Guarantor’s (other than an Immaterial Subsidiary Guarantor’s) property, or approving a petition filed against Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor) seeking reorganization or arrangement of Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor) under the United States bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof, and such judgment, order or decree shall not be vacated or set aside or stayed within sixty (60) days from the date of the entry thereof;

(e) Tenant or any Guarantor (other than an Immaterial Subsidiary Guarantor) shall be liquidated or dissolved (except that any Guarantor may be liquidated or dissolved into another Guarantor or the Tenant or so long as its assets are distributed following such liquidation or dissolution to another Guarantor or Tenant);

(f) the estate or interest of Tenant in the Leased Property or any part thereof shall be levied upon or attached in any proceeding relating to more than $1,000,000 and the same shall not be vacated, discharged or stayed pending appeal (or bonded or otherwise similarly secured payment) within the later of ninety (90) days after commencement thereof or thirty (30) days after receipt by Tenant of notice thereof from Landlord; provided, however, that such notice shall be in lieu of and not in addition to any notice required under applicable law;

(g) except as a result of material damage, destruction or Condemnation, Tenant voluntarily ceases operations for its Primary Intended Use at a Facility and such event would reasonably be expected to have a material adverse effect on Tenant, the Facilities, or on the Leased Property, in each case, taken as a whole;

(h) any of the representations or warranties made by Tenant hereunder or by any Guarantor in a Guaranty proves to be untrue when made in any material respect which materially and adversely affects Landlord;

(i) any applicable license or other agreements material to a Facility’s operation for its Primary Intended Use are at any time terminated or revoked or suspended for more than thirty (30) days (and causes cessation of gaming activity at a Facility) and such termination, revocation or suspension is not stayed pending appeal and would reasonably be expected to have a material adverse effect on Tenant, the Facilities, or on the Leased Property, taken as a whole;

(j) except to a permitted assignee pursuant to Section 22.2 or a permitted subtenant or Subsidiary that joins as a Guarantor to the Guaranty pursuant to Section 22.3, or with respect to the granting of a permitted pledge hereunder to a Permitted Leasehold Mortgagee, the sale or transfer, without Landlord’s consent, of all or any portion of any Gaming License or similar certificate or license relating to the Leased Property;

(k) Tenant or any Guarantor, by its acts or omissions, causes the occurrence of a default under any provision (to the extent Tenant has knowledge of such provision and Tenant’s or such Guarantor’s obligations with respect thereto) of any Facility Mortgage, related documents or obligations thereunder by which Tenant is bound in accordance with Section 31.1 or has agreed under the terms of this Master Lease to be bound, which default is not cured within the applicable time period, if the effect of such default is to cause, or to permit the holder or holders of that Facility Mortgage or Indebtedness secured by that Facility Mortgage (or a trustee or agent on behalf of such holder or holders), to cause, that Facility Mortgage (or the Indebtedness secured thereby) to become or be declared due and payable (or redeemable) prior to its stated maturity (excluding in any case any default related to the financial performance of Tenant or any Guarantor);

(l) (x) a breach by Tenant of Section 23.3(a) hereof for two consecutive Test Periods ending on the last day of two consecutive fiscal quarters or (y) a breach of Section 23.3(b) hereof;

(m) [Reserved];

(n) if Tenant shall fail to observe or perform any other term, covenant or condition of this Master Lease and such failure is not cured by Tenant within thirty (30) days after notice thereof from Landlord, unless such failure cannot with due diligence be cured within a period of thirty (30) days, in which case such failure shall not be deemed to be an Event of Default if Tenant proceeds promptly and with due diligence to cure the failure and diligently completes the curing thereof within one hundred twenty (120) days after such notice from Landlord; provided, however, that such notice shall be in lieu of and not in addition to any notice required under applicable law;

(o) if Tenant or any Guarantor shall fail to pay, bond, escrow or otherwise similarly secure payment of one or more final judgments aggregating in excess of the product of (i) $100 million and (ii) the CPI Increase (and only to the extent not covered by insurance), which judgments are not discharged or effectively waived or stayed for a period of 45 consecutive days; and

(p) an assignment of Tenant’s interest in this Master Lease (including pursuant to a Change in Control) shall have occurred without the consent of Landlord to the extent such consent is required under Article XXII or Tenant is otherwise in default of the provisions set forth in Section 22.1 below.

No Event of Default (other than a failure to make payment of money) shall be deemed to exist under this Section 16.1 during any time the curing thereof is prevented by an Unavoidable Delay, provided that upon the cessation of the Unavoidable Delay, Tenant remedies the default without further delay.

16.2 Certain Remedies. If an Event of Default shall have occurred and be continuing, Landlord may (a) terminate this Master Lease by giving Tenant no less than ten (10) days’ notice of such termination and the Term shall terminate and all rights of Tenant under this Master Lease shall cease, (b) seek damages as provided in Section 16.3 hereof, and/or (c) exercise any other right or remedy at law or in equity available to Landlord as a result of any Event of Default. Tenant shall pay as Additional Charges all costs and expenses incurred by or on behalf of Landlord, including reasonable attorneys’ fees and expenses, as a result of any Event of Default hereunder. If an Event of Default shall have occurred and be continuing, whether or not this Master Lease has been terminated pursuant to the first sentence of this Section 16.2, Tenant shall, to the extent permitted by law (including applicable Gaming Regulations), if required by Landlord to do so, immediately surrender to Landlord possession of all or any portion of the Leased Property (including any Tenant Capital Improvements of the Facilities) as to which Landlord has so demanded and quit the same and Landlord may, to the extent permitted by law (including applicable Gaming Regulations), enter upon and repossess such Leased Property and any Capital Improvement thereto by reasonable force, summary proceedings, ejectment or otherwise, and, to the extent permitted by law (including applicable Gaming Regulations), may remove Tenant and all other Persons and any of Tenant’s Property from such Leased Property (including any such Tenant Capital Improvement thereto).

16.3 Damages. None of (i) the termination of this Master Lease, (ii) the repossession of the Leased Property (including any Capital Improvements to any Facility), (iii) the failure of Landlord to relet the Leased Property or any portion thereof, (iv) the reletting of all or any portion of the Leased Property, or (v) the inability of Landlord to collect or receive any rentals due upon any such reletting, shall relieve Tenant of its liabilities and obligations hereunder, all of which shall survive any such termination, repossession or reletting. Landlord and Tenant agree that Landlord shall have no obligation to mitigate Landlord’s damages under this Master Lease. If any such termination of this Master Lease occurs (whether or not Landlord terminates Tenant’s right to possession of the Leased Property), Tenant shall forthwith pay to Landlord all Rent due and payable under this Master Lease to and including the date of such termination. Thereafter:

Tenant shall forthwith pay to Landlord, at Landlord’s option, as and for liquidated and agreed current damages for the occurrence of an Event of Default, either:

(A)	the sum of:

(i)	the worth at the time of award of the unpaid Rent which had been earned at the time of termination to the extent not previously paid by Tenant under this Section 16.3;

(ii)	the worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that Tenant proves could have been reasonably avoided;

(iii)	the worth at the time of award of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided; plus

(iv)	any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under this Master Lease or which in the ordinary course of things would be likely to result therefrom.

As used in clauses (i) and (ii) above, the “worth at the time of award” shall be computed by allowing interest at the Overdue Rate. As used in clause (iii) above, the “worth at the time of award” shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of New York at the time of award plus one percent (1%) and reducing such amount by the portion of the unpaid Rent that Tenant proves could be reasonably avoided. For purposes of determining the worth at the time of the award, Percentage Rent that would have been payable for the remainder of the Term shall be deemed to be the greater of (y) the same as the Percentage Rent for the then current Lease Year or, if not determinable, the immediately preceding Lease Year; and (z) such other amount as Landlord shall demonstrate could reasonably have been earned (assuming Net Revenues will have not been impacted by any of the conditions that contributed to the Event of Default).

or

(B) if Landlord chooses not to terminate Tenant’s right to possession of the Leased Property (whether or not Landlord terminates the Master Lease), each installment of said Rent and other sums payable by Tenant to Landlord under this Master Lease as the same becomes due and payable, together with interest at the Overdue Rate from the date when due until paid, and Landlord may enforce, by action or otherwise, any other term or covenant of this Master Lease (and Landlord may at any time thereafter terminate Tenant’s right to possession of the Leased Property and seek damages under subparagraph (A) hereof, to the extent not already paid for by Tenant under this subparagraph (B)).

16.4 Receiver. Upon the occurrence and continuance of an Event of Default, and upon commencement of proceedings to enforce the rights of Landlord hereunder, but subject to any limitations of applicable law, Landlord shall be entitled, as a matter of right, to the appointment of a receiver or receivers acceptable to Landlord of the Leased Property and of the revenues, earnings, income, products and profits thereof, pending the outcome of such proceedings, with such powers as the court making such appointment shall confer.

16.5 Waiver. If Landlord initiates judicial proceedings or if this Master Lease is terminated by Landlord pursuant to this Article XVI, Tenant waives, to the extent permitted by applicable law, (i) any right of redemption, re-entry or repossession; and (ii) the benefit of any laws now or hereafter in force exempting property from liability for rent or for debt.

16.6 Application of Funds. Any payments received by Landlord under any of the provisions of this Master Lease during the existence or continuance of any Event of Default which are made to Landlord rather than Tenant due to the existence of an Event of Default shall be applied to Tenant’s obligations in the order which Landlord may reasonably determine or as may be prescribed by the laws of the State.

ARTICLE XVII

17.1 Permitted Leasehold Mortgagees.

(a) On one or more occasions without Landlord’s prior consent Tenant may mortgage or otherwise encumber Tenant’s estate in and to the Leased Property (the “Leasehold Estate”) to one or more Permitted Leasehold Mortgagees under one or more Permitted Leasehold Mortgages and pledge its right, title and interest under this Master Lease as security for such Permitted Leasehold Mortgages or any Debt Agreement secured thereby; provided that no Person shall be considered a Permitted Leasehold Mortgagee unless (1) such Person delivers to Landlord a written agreement (in form and substance reasonably satisfactory to Landlord) providing (i) that (unless this Master Lease has been terminated as to a particular Facility) such Permitted Leasehold Mortgagee and any lenders for whom it acts as representative, agent or trustee, will not use or dispose of any Gaming License for use at a location other than at the Facility to which such Gaming License relates as of the date such Person becomes a Permitted Leasehold Mortgagee (or, in the case of any Facility added to the Master Lease after such date, as of the date that such Facility is added to the Master Lease), and (ii) an express acknowledgement that, in the event of the exercise by the Permitted Leasehold Mortgagee of its rights under the Permitted Leasehold Mortgage, the Permitted Leasehold Mortgagee shall be required to (except for a transfer that meets the requirements of Section 22.2(iii)) secure the approval of Landlord for the replacement of Tenant with respect to the affected portion of the Leased Property and contain the Permitted Leasehold Mortgagee’s acknowledgment that such approval may be granted or withheld by Landlord in accordance with the provisions of Article XXII of this Master Lease, and (2) the underlying Permitted Leasehold Mortgage includes an express acknowledgement that any exercise of remedies thereunder that would affect the Leasehold Estate shall be subject to the terms of the Master Lease.

(b) Notice to Landlord.

(i) (1) If Tenant shall, on one or more occasions, mortgage Tenant’s Leasehold Estate and if the holder of such Permitted Leasehold Mortgage shall provide Landlord with written notice of such Permitted Leasehold Mortgage together with a true copy of such Permitted Leasehold Mortgage and the name and address of the Permitted Leasehold Mortgagee, Landlord and Tenant agree that, following receipt of such written notice by Landlord, the provisions of this Section 17.1 shall apply in respect to each such Permitted Leasehold Mortgage.

(2) In the event of any assignment of a Permitted Leasehold Mortgage or in the event of a change of address of a Permitted Leasehold Mortgagee or of an assignee of such Mortgage, written notice of the new name and address shall be provided to Landlord.

(ii) Landlord shall promptly upon receipt of a communication purporting to constitute the notice provided for by subsection (b)(i) above acknowledge by an executed and notarized instrument receipt of such communication as constituting the notice provided for by subsection (b)(i) above and confirming the status of the Permitted Leasehold Mortgagee as such or, in the alternative, notify the Tenant and the Permitted Leasehold Mortgagee of the rejection of such communication as not conforming with the provisions of this Section 17.1 and specify the specific basis of such rejection.

(iii) After Landlord has received the notice provided for by subsection (b)(i) above, the Tenant, upon being requested to do so by Landlord, shall with reasonable promptness provide Landlord with copies of the note or other obligation secured by such Permitted Leasehold Mortgage and of any other documents pertinent to the Permitted Leasehold Mortgage as specified by the Landlord. If requested to do so by Landlord, Tenant shall thereafter also provide the Landlord from time to time with a copy of each amendment or other modification or supplement to such instruments. All recorded documents shall be accompanied by the appropriate recording stamp or other certification of the custodian of the relevant recording office as to their authenticity as true and correct copies of official records and all nonrecorded documents shall be accompanied by a certification by Tenant that such documents are true and correct copies of the originals. From time to time upon being requested to do so by Landlord, Tenant shall also notify Landlord of the date and place of recording and other pertinent recording data with respect to such instruments as have been recorded.

(c) Default Notice. Landlord, upon providing Tenant any notice of: (i) default under this Master Lease or (ii) a termination of this Master Lease, shall at the same time provide a copy of such notice to every Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof. No such notice by Landlord to Tenant shall be deemed to have been duly given unless and until a copy thereof has been sent, in the manner prescribed in Section 35.1 of this Master Lease, to every Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof. From and after such notice has been sent to a Permitted Leasehold Mortgagee, such Permitted Leasehold Mortgagee shall have the same period, after the giving of such notice upon its remedying any default or acts or omissions which are the subject matter of such notice or causing the same to be remedied, as is given Tenant after the giving of such notice to Tenant, plus in each instance, the additional periods of time specified in subsections (d) and (e) of this Section 17.1 to remedy, commence remedying or cause to be remedied the defaults or acts or omissions which are the subject matter of such notice specified in any such notice. Landlord shall accept such performance by or at the instigation of such Permitted Leasehold Mortgagee as if the same had been done by Tenant. Tenant authorizes each Permitted Leasehold Mortgagee (to the extent such action is authorized under the applicable Debt Agreement) to take any such action at such Permitted Leasehold Mortgagee’s option and does hereby authorize entry upon the premises by the Permitted Leasehold Mortgagee for such purpose.

(d) Notice to Permitted Leasehold Mortgagee. Anything contained in this Master Lease to the contrary notwithstanding, if any default shall occur which entitles Landlord to terminate this Master Lease, Landlord shall have no right to terminate this Master Lease on account of such default unless, following the expiration of the period of time given Tenant to cure such default or the act or omission which gave rise to such default, Landlord shall notify every Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof of Landlord’s intent to so terminate at least thirty (30) days in advance of the proposed effective date of such termination if such default is capable of being cured by the payment of money, and at least ninety (90) days in advance of the proposed effective date of such termination if such default is not capable of being cured by the payment of money (“Termination Notice”). The provisions of subsection (e) below of this Section 17.1 shall apply if, during such thirty (30) or ninety (90) days (as the case may be) Termination Notice period, any Permitted Leasehold Mortgagee shall:

(i)	notify Landlord of such Permitted Leasehold Mortgagee’s desire to nullify such Termination Notice; and

(ii)	pay or cause to be paid all Rent, Additional Charges, and other payments (i) then due and in arrears as specified in the Termination Notice to such Permitted Leasehold Mortgagee and (ii) which may become due during such thirty (30) or ninety (90) day (as the case may be) period (as the same may become due); and

(iii)	comply or in good faith, with reasonable diligence and continuity, commence to comply with all nonmonetary requirements of this Master Lease then in default and reasonably susceptible of being complied with by such Permitted Leasehold Mortgagee, provided, however, that such Permitted Leasehold Mortgagee shall not be required during such ninety (90) day period to cure or commence to cure any default consisting of Tenant’s failure to satisfy and discharge any lien, charge or encumbrance against the Tenant’s interest in this Master Lease or the Leased Property, or any of Tenant’s other assets junior in priority to the lien of the mortgage or other security documents held by such Permitted Leasehold Mortgagee; and

(iv)	during such thirty (30) or ninety (90) day period, the Permitted Leasehold Mortgagee shall respond, with reasonable diligence, to requests for information from Landlord as to the Permitted Leasehold Mortgagee’s (and related lenders’) intent to pay such Rent and other charges and comply with this Master Lease.

(e)	Procedure on Default.

(i)	If Landlord shall elect to terminate this Master Lease by reason of any Event of Default of Tenant that has occurred and is continuing, and a Permitted Leasehold Mortgagee shall have proceeded in the manner provided for by subsection (d) of this Section 17.1, the specified date for the termination of this Master Lease as fixed by Landlord in its Termination Notice shall be extended for a period of six (6) months; provided that such Permitted Leasehold Mortgagee shall, during such six-month period (and during the period of any continuance referred to in subsection (e)(ii) below):

(1) pay or cause to be paid the Rent, Additional Charges and other monetary obligations of Tenant under this Master Lease as the same become due, and continue its good faith efforts to perform or cause to be performed all of Tenant’s other obligations under this Master Lease, excepting (A) obligations of Tenant to satisfy or otherwise discharge any lien, charge or encumbrance against Tenant’s interest in this Master Lease or the Leased Property or any of Tenant’s other assets junior in priority to the lien of the mortgage or other security documents held by such Permitted Leasehold Mortgagee and (B) past nonmonetary obligations then in default and not reasonably susceptible of being cured by such Permitted Leasehold Mortgagee; and

(2) if not enjoined or stayed pursuant to a bankruptcy or insolvency proceeding or other judicial order, diligently continue to pursue acquiring or selling Tenant’s interest in this Master Lease and the Leased Property by foreclosure of the Permitted Leasehold Mortgage or other appropriate means and diligently prosecute the same to completion.

(ii)

If at the end of such six (6) month period such Permitted Leasehold Mortgagee is complying with subsection (e)(i) above, this Master Lease shall not then terminate, and the time for completion by such Permitted Leasehold Mortgagee of its proceedings shall continue (provided that for the time of such continuance, such Permitted Leasehold Mortgagee is in compliance with subsection (e)(i) above) (x) so long as such Permitted Leasehold Mortgagee is enjoined or stayed pursuant to a bankruptcy or insolvency proceeding or other judicial order and if so enjoined or stayed, thereafter for so long as such Permitted Leasehold Mortgagee proceeds to complete steps to acquire or sell Tenant’s interest in this Master Lease by foreclosure of the Permitted Leasehold Mortgage or by other appropriate means with reasonable diligence and continuity but not to exceed twelve (12) months after the Permitted Leasehold Mortgagee is no longer so enjoined or stayed from prosecuting the same and in no event longer than twenty-four (24) months from the date of Landlord’s initial notification to Permitted Leasehold Mortgagee pursuant to Section 17.1(d) hereof, and (y) if such Permitted Leasehold Mortgagee is not so enjoined or stayed, thereafter for so long as such Permitted Leasehold Mortgagee proceeds to complete steps to acquire or sell Tenant’s interests in this Master Lease by foreclosure of the Permitted Leasehold Mortgage or by other appropriate means with reasonable diligence and continuity but not to exceed twelve (12) months from the date of Landlord’s initial notification to Permitted Leasehold Mortgagee pursuant to Section 17.1(d) hereof. Nothing in this subsection (e) of this Section 17.1, however, shall be construed to extend this Master Lease beyond the original term thereof as extended by any options to extend the term of this Master Lease properly exercised by Tenant or a Permitted Leasehold Mortgagee in accordance with Section 1.4, nor to require a Permitted Leasehold Mortgagee to continue such foreclosure proceeding after the default has been cured. If the default shall be cured pursuant to the terms and within the time periods allowed in subsections (d) and (e) of this Section 17.1 and the Permitted Leasehold Mortgagee shall discontinue such foreclosure proceedings, this Master Lease shall continue in full force and effect as if Tenant had not defaulted under this Master Lease.

(iii)	If a Permitted Leasehold Mortgagee is complying with subsection (e)(i) of this Section 17.1, upon the acquisition of Tenant’s Leasehold Estate herein by a Discretionary Transferee this Master Lease shall continue in full force and effect as if Tenant had not defaulted under this Master Lease, provided that such Discretionary Transferee cures all outstanding defaults that can be cured through the payment of money and all other defaults that are reasonably susceptible of being cured.

(iv)	For the purposes of this Section 17.1, the making of a Permitted Leasehold Mortgage shall not be deemed to constitute an assignment or transfer of this Master Lease nor of the Leasehold Estate hereby created, nor shall any Permitted Leasehold Mortgagee, as such, be deemed to be an assignee or transferee of this Master Lease or of the Leasehold Estate hereby created so as to require such Permitted Leasehold Mortgagee, as such, to assume the performance of any of the terms, covenants or conditions on the part of the Tenant to be performed hereunder; but the purchaser at any sale of this Master Lease (including a Permitted Leasehold Mortgagee if it is the purchaser at foreclosure) and of the Leasehold Estate hereby created in any proceedings for the foreclosure of any Permitted Leasehold Mortgage, or the assignee or transferee of this Master Lease and of the Leasehold Estate hereby created under any instrument of assignment or transfer in lieu of the foreclosure of any Permitted Leasehold Mortgage, shall be subject to Article XXII hereof (including the requirement that such purchaser assume the performance of the terms, covenants or conditions on the part of the Tenant to be performed hereunder and meet the qualifications of Discretionary Transferee or be reasonably consented to by Landlord in accordance with Section 22.2(i) hereof).

(v)	Any Permitted Leasehold Mortgagee or other acquirer of the Leasehold Estate of Tenant pursuant to foreclosure, assignment in lieu of foreclosure or other proceedings in accordance with the requirements of Section 22.2(iii) of this Master Lease may, upon acquiring Tenant’s Leasehold Estate, without further consent of Landlord, sell and assign the Leasehold Estate in accordance with the requirements of Section 22.2(iii) of this Master Lease and enter into Permitted Leasehold Mortgages in the same manner as the original Tenant, subject to the terms hereof.

(vi)

Notwithstanding any other provisions of this Master Lease, any sale of this Master Lease and of the Leasehold Estate hereby created in any proceedings for the foreclosure of any Permitted Leasehold Mortgage, or the assignment or transfer of this Master Lease and of the Leasehold Estate hereby created in lieu of the foreclosure of any Permitted Leasehold Mortgage, shall be deemed to be a permitted sale, transfer or assignment of this Master Lease and of the Leasehold Estate hereby created to the extent that the successor tenant under this Master Lease is a Discretionary Transferee and the transfer otherwise complies with the requirements of Section 22.2(iii) of this Master Lease or the transferee is reasonably consented to by Landlord in accordance with Section 22.2(i) hereof.

(f) New Lease. In the event of the termination of this Master Lease other than due to a default as to which the Permitted Leasehold Mortgagee had the opportunity to, but did not, cure the default as set forth in Sections 17.1(d) and 17.1(e) above, Landlord shall provide each Permitted Leasehold Mortgagee with written notice that this Master Lease has been terminated (“Notice of Termination”), together with a statement of all sums which would at that time be due under this Master Lease but for such termination, and of all other defaults, if any, then known to Landlord. Landlord agrees to enter into a new lease (“New Lease”) of the Leased Property with such Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee (in each case if a Discretionary Transferee) for the remainder of the term of this Master Lease, effective as of the date of termination, at the rent and additional rent, and upon the terms, covenants and conditions (including all options to renew but excluding requirements which have already been fulfilled) of this Master Lease, provided:

(i) Such Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee shall make a binding, written, irrevocable commitment to Landlord for such New Lease within thirty (30) days after the date such Permitted Leasehold Mortgagee receives Landlord’s Notice of Termination of this Master Lease given pursuant to this Section 17.1(f);

(ii) Such Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee shall pay or cause to be paid to Landlord at the time of the execution and delivery of such New Lease, any and all sums which would at the time of execution and delivery thereof be due pursuant to this Master Lease but for such termination and, in addition thereto, all reasonable expenses, including reasonable attorney’s fees, which Landlord shall have incurred by reason of such termination and the execution and delivery of the New Lease and which have not otherwise been received by Landlord from Tenant or other party in interest under Tenant; and

(iii) Such Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee shall agree to remedy any of Tenant’s defaults of which said Permitted Leasehold Mortgagee was notified by Landlord’s Notice of Termination (or in any subsequent notice) and which can be cured through the payment of money or are reasonably susceptible of being cured by Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee.

(g) New Lease Priorities. If more than one Permitted Leasehold Mortgagee shall request a New Lease pursuant to subsection (f)(i) of this Section 17.1, Landlord shall enter into such New Lease with the Permitted Leasehold Mortgagee whose mortgage is senior in lien, or with its Permitted Leasehold Mortgagee Designee acting for the benefit of such Permitted Leasehold Mortgagee prior in lien foreclosing on Tenant’s interest in this Master Lease. Landlord, without liability to Tenant or any Permitted Leasehold Mortgagee with an adverse claim, may rely upon a title insurance policy issued by a reputable title insurance company as the basis for determining the appropriate Permitted Leasehold Mortgagee who is entitled to such New Lease.

(h) Permitted Leasehold Mortgagee Need Not Cure Specified Defaults. Nothing herein contained shall require any Permitted Leasehold Mortgagee as a condition to its exercise of the right hereunder to cure any default of Tenant not reasonably susceptible of being cured by such Permitted Leasehold Mortgagee or its Permitted Leasehold Mortgagee Designee (including but not limited to the default referred to in Section 16.1(c), (d), (e), (f) (if the levy or attachment is in favor of such Permitted Leasehold Mortgagee (provided such levy is extinguished upon foreclosure or similar proceeding or in a transfer in lieu of any such foreclosure) or is junior to the lien of such Permitted Leasehold Mortgagee and would be extinguished by the foreclosure of the Permitted Leasehold Mortgage that is held by such Permitted Leasehold Mortgagee), (m) (as related to the Indebtedness secured by a Permitted Leasehold Mortgage that is junior to the lien of the Permitted Leasehold Mortgagee and such junior lien would be extinguished by the foreclosure of the Permitted Leasehold Mortgage that is held by such Permitted Leasehold Mortgagee) or (o) (if the judgment is in favor of a Permitted Leasehold Mortgagee other than a Permitted Leasehold Mortgagee holding a Permitted Leasehold Mortgage that is senior to the lien of such Permitted Leasehold Mortgagee) and any other sections of this Master Lease which may impose conditions of default not susceptible to being cured by a Permitted Leasehold Mortgagee or a subsequent owner of the Leasehold Estate through foreclosure hereof), in order to comply with the provisions of Sections 17.1(d) and 17.1(e), or as a condition of entering into the New Lease provided for by Section 17.1(f).

(i) Casualty Loss. A standard mortgagee clause naming each Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof may be added to any and all insurance policies required to be carried by Tenant hereunder on condition that the insurance proceeds are to be applied in the manner specified in this Master Lease and the Permitted Leasehold Mortgage shall so provide; except that the Permitted Leasehold Mortgage may provide a manner for the disposition of such proceeds, if any, otherwise payable directly to the Tenant (but not such proceeds, if any, payable jointly to the Landlord and the Tenant or to the Landlord, to the Facility Mortgagee or to a third-party escrowee) pursuant to the provisions of this Master Lease.

(j) Arbitration; Legal Proceedings. Landlord shall give prompt notice to each Permitted Leasehold Mortgagee (for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof) of any arbitration or legal proceedings between Landlord and Tenant involving obligations under this Master Lease.

(k) No Merger. The fee title to the Leased Property and the Leasehold Estate of Tenant therein created by this Master Lease shall not merge but shall remain separate and distinct, notwithstanding the acquisition of said fee title and said Leasehold Estate by Landlord or by Tenant or by a third party, by purchase or otherwise.

(l) Notices. Notices from Landlord to the Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof shall be provided in the method provided in Section 35.1 hereof to the address or fax number furnished Landlord pursuant to subsection (b) of this Section 17.1, and those from the Permitted Leasehold Mortgagee to Landlord shall be mailed to the address designated pursuant to the provisions of Section 35.1 hereof. Such notices, demands and requests shall be given in the manner described in this Section 17.1 and in Section 35.1 and shall in all respects be governed by the provisions of those sections.

(m) Limitation of Liability. Notwithstanding any other provision hereof to the contrary, (i) Landlord agrees that any Permitted Leasehold Mortgagee’s liability to Landlord in its capacity as Permitted Leasehold Mortgagee hereunder howsoever arising shall be limited to and enforceable only against such Permitted Leasehold Mortgagee’s interest in the Leasehold Estate and the other collateral granted to such Permitted Leasehold Mortgagee to secure the obligations under its Debt Agreement, and (ii) each Permitted Leasehold Mortgagee agrees that Landlord’s liability to such Permitted Leasehold Mortgagee hereunder howsoever arising shall be limited to and enforceable only against Landlord’s interest in the Leased Property, and no recourse against Landlord shall be had against any other assets of Landlord whatsoever.

(n) Sale Procedure. If an Event of Default shall have occurred and be continuing, the Permitted Leasehold Mortgagee for which notice has been properly provided to Landlord pursuant to Section 17.1(b) hereof with the most senior lien on the Leasehold Estate shall have the right to make all determinations and agreements on behalf of Tenant under Article XXXVI (including, without limitation, requesting that the sale process described in Article XXXVI be commenced, the determination and agreement of the Gaming Assets FMV, the Successor Tenant Rent, and the potential Successor Tenants that should be included in the process, and negotiation with such Successor Tenants), in each case, in accordance with and subject to the terms and provisions of Article XXXVI, including without limitation the requirement that Successor Tenant meet the qualifications of Discretionary Transferee.

(o) Third Party Beneficiary. Each Permitted Leasehold Mortgagee (for so long as such Permitted Leasehold Mortgagee holds a Permitted Leasehold Mortgage) is an intended third-party beneficiary of this Article XVII entitled to enforce the same as if a party to this Master Lease.

17.2 Landlord’s Right to Cure Tenant’s Default. If Tenant shall fail to make any payment or to perform any act required to be made or performed hereunder when due or within any cure period provided for herein, Landlord, without waiving or releasing any obligation or default, may, but shall be under no obligation to, make such payment or perform such act for the account and at the expense of Tenant, and may, to the extent permitted by law, enter upon the Leased Property for such purpose and take all such action thereon as, in Landlord’s opinion, may be necessary or appropriate therefor. No such entry shall be deemed an eviction of Tenant. All sums so paid by Landlord and all costs and expenses, including reasonable attorneys’ fees and expenses, so incurred, together with interest thereon at the Overdue Rate from the date on which such sums or expenses are paid or incurred by Landlord, shall be paid by Tenant to Landlord on demand as an Additional Charge.

17.3 Landlord’s Right to Cure Debt Agreement. Tenant agrees that each and any agreement related to Material Indebtedness and any Debt Agreement (or the principal or controlling agreement relating to such Material Indebtedness or series of related Debt Agreements) will include a provision requiring the lender or lenders thereunder (or the Representative of such lenders) to provide a copy to Landlord of any notices issued by such lenders or the Representative of such lenders to Tenant of a Specified Debt Agreement Default. In addition, Tenant agrees that it will ensure that any such agreement related to Material Indebtedness and any Debt Agreement (or the principal or controlling agreement relating to such Material Indebtedness or series of related Debt Agreements) includes a provision with the effect that should Tenant fail to make any payment or to perform any act required to be made or performed under an agreement related to Material Indebtedness or under the Debt Agreement when due or within any cure period provided for therein (if any), Landlord may, subject to applicable

Gaming Regulations and the terms hereof, cure any such default by making such payment to the applicable lenders or Representative or otherwise performing such acts within the cure period thereunder (if any) for the account of Tenant, to the extent such default is susceptible to cure by Landlord; provided that Landlord’s right to cure such default shall not be any greater than the rights of the obligors under such Material Indebtedness or Debt Agreement to cure such default. Landlord and Tenant agree that all sums so paid by Landlord and all costs and expenses, including reasonable attorneys’ fees and expenses, so incurred, together with interest thereon at the Overdue Rate from the date on which such sums or expenses are paid or incurred by Landlord, shall be for the account of Tenant and paid by Tenant to Landlord on demand.

ARTICLE XVIII

18.1 Sale of the Leased Property. Landlord shall not voluntarily sell all or portions of the Leased Property (including via entering into a merger transaction other than the Merger Transaction that is contemplated in the Recitals hereof) during the Term without the prior written consent of Tenant, which consent may not be unreasonably withheld. Notwithstanding the foregoing, Tenant’s consent shall not be required for (A) any transfer to a Facility Mortgagee contemplated under Article XXXI hereof which may include, without limitation, a transfer by foreclosure brought by the Facility Mortgagee or a transfer by deed in lieu of foreclosure (and the first subsequent sale by such Facility Mortgagee to the extent the Facility Mortgagee has been diligently attempting to expedite such first subsequent sale from the time it initiated foreclosure proceedings taking into account the interest of such Facility Mortgagee to maximize the proceeds of such sale), (B) a sale by Landlord of all of the Leased Property to a single buyer or group of buyers, other than to an operator, or an Affiliate of an operator, of Gaming Facilities (provided that Landlord shall be permitted to sell all of the Leased Property to a real estate investment trust even if such real estate investment trust is an Affiliate of an operator), (C) a merger transaction or sale by Landlord or GLP involving all of the Facilities, other than with an operator, or an Affiliate of an operator, of Gaming Facilities (provided that Landlord or GLP shall be permitted to merge with or sell all of the Leased Property to a real estate investment trust even if such real estate investment trust is an Affiliate of an operator), (D) a sale/leaseback transaction by Landlord with respect to any or all of the Leased Properties for financing purposes, (E) any sale of all or a portion of the Leased Property or the Facilities that does not change the identity of the Landlord hereunder, including without limitation a participating interest in Landlord’s interest under this Master Lease or a sale of Landlord’s reversionary interest in the Leased Property, or (F) a sale or transfer to an Affiliate of GLP or a joint venture entity in which GLP or its Affiliate is the managing member or partner. Any sale by Landlord of all or any portion of the Leased Property pursuant to this Section 18.1 shall be subject in each instance to all of the rights of Tenant under this Master Lease and, to the extent necessary, any purchaser or successor Landlord and/or other controlling persons must be approved by all applicable gaming regulatory agencies to ensure that there is no material impact on the validity of any of the Gaming Licenses or the ability of Tenant to continue to use the Facilities for gaming activities in substantially the same manner as immediately prior to Landlord’s sale.

ARTICLE XIX

19.1 Holding Over. If Tenant shall for any reason remain in possession of the Leased Property of a Facility after the expiration or earlier termination of the Term without the consent, or other than at the request, of Landlord, such possession shall be as a month-to-month tenant during which time Tenant shall pay as Base Rent each month twice the monthly Base Rent applicable to the prior Lease Year for such Facility, together with all Percentage Rent and Additional Charges and all other sums payable by Tenant pursuant to this Master Lease. During such period of month-to-month tenancy, Tenant shall be obligated to perform and observe all of the terms, covenants and conditions of this Master Lease, but shall have no rights hereunder other than the right, to the extent given by law to month-to-month tenancies, to continue its occupancy and use of the Leased Property of, and/or any Tenant Capital Improvements to, such Facility. Nothing contained herein shall constitute the consent, express or implied, of Landlord to the holding over of Tenant after the expiration or earlier termination of this Master Lease.

ARTICLE XX

20.1 Risk of Loss. The risk of loss or of decrease in the enjoyment and beneficial use of the Leased Property as a consequence of the damage or destruction thereof by fire, the elements, casualties, thefts, riots, wars or otherwise, or in consequence of foreclosures, attachments, levies or executions (other than by Landlord and Persons claiming from, through or under Landlord) is assumed by Tenant, and except as otherwise provided herein no such event shall entitle Tenant to any abatement of Rent.

ARTICLE XXI

21.1 General Indemnification. In addition to the other indemnities contained herein, and notwithstanding the existence of any insurance carried by or for the benefit of Landlord or Tenant, and without regard to the policy limits of any such insurance, Tenant shall protect, indemnify, save harmless and defend Landlord from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses, including reasonable attorneys’, consultants’ and experts’ fees and expenses, imposed upon or incurred by or asserted against Landlord by reason of: (i) any accident, injury to or death of Persons or loss of or damage to property occurring on or about the Leased Property or adjoining sidewalks under the control of Tenant; (ii) any use, misuse, non-use, condition, maintenance or repair by Tenant of the Leased Property; (iii) any failure on the part of Tenant to perform or comply with any of the terms of this Master Lease; (iv) the non-performance of any of the terms and provisions of any and all existing and future subleases of the Leased Property to be performed by any party thereunder; (v) any claim for malpractice, negligence or misconduct committed by any Person on or working from the Leased Property; and (vi) the violation by Tenant of any Legal Requirement. Any amounts which become payable by Tenant under this Article XXI shall be paid within ten (10) days after liability therefor is determined by a final non appealable judgment or settlement or other agreement of the parties, and if not timely paid shall bear interest at the Overdue Rate from the date of such determination to the date of payment. Tenant, at its sole cost and expense, shall contest, resist and defend any such claim, action or proceeding asserted or instituted against Landlord. For purposes of this Article XXI, any acts or omissions of Tenant, or by employees, agents, assignees, contractors, subcontractors or others acting for or on behalf of Tenant (whether or not they are negligent, intentional, willful or unlawful), shall be strictly attributable to Tenant.

ARTICLE XXII

22.1 Subletting and Assignment. Tenant shall not, without Landlord’s prior written consent, which, except as specifically set forth herein, may be withheld in Landlord’s sole and absolute discretion, voluntarily or by operation of law assign (which term includes any transfer, sale, encumbering, pledge or other transfer or hypothecation) this Master Lease, sublet all or any part of the Leased Property of any Facility or engage the services of any Person (other than an Affiliate of Tenant that is also a Guarantor) for the management or operation of any Facility (provided that the foregoing shall not restrict a transferee of Tenant from retaining a manager necessary for such transferee’s satisfying the requirement set forth in clause (a)(1) of the definition of “Discretionary Transferee”). Tenant acknowledges that Landlord is relying upon the expertise of Tenant in the operation of the Facilities and that Landlord entered into this Master Lease with the expectation that Tenant would remain in and operate such Facilities during the entire Term and for that reason, except as set forth herein, Landlord retains sole and absolute discretion in approving or disapproving any assignment or sublease. Any Change in Control shall constitute an assignment of Tenant’s interest in this Master Lease within the meaning of this Article XXII and the provisions requiring consent contained herein shall apply.

22.2 Permitted Assignments. Notwithstanding the foregoing, and subject to Section 40.1, Tenant may:

(i) with Landlord’s prior written consent, which consent shall not be unreasonably withheld, allow to occur or undergo a Change in Control (including without limitation a transfer or assignment of this Master Lease to any third party in conjunction with a sale by Tenant of all or substantially all of Tenant’s assets relating to the Facilities);

(ii) without Landlord’s prior written consent, assign this Master Lease or sublease the Leased Property to Tenant’s Parent, a wholly-owned Subsidiary of Tenant’s Parent or a wholly-owned Subsidiary of Tenant if all of the following are first satisfied: (w) such Affiliate becomes a party to the Guaranty as a Guarantor and in the case of an assignment of this Master Lease, becomes party to and bound by this Master Lease; (x) Tenant remains fully liable hereunder; (y) the use of the Leased Property continues to comply with the requirements of this Master Lease; and (z) Landlord in its reasonable discretion shall have approved the form and content of all documents for such assignment or sublease and received an executed counterpart thereof; and

(iii) without Landlord’s prior written consent:

(w) undergo a Change in Control of the type referred to in clause (i)(a) of the definition of Change in Control (such Change in Control, a “Tenant Parent COC”) if a Person acquiring such beneficial ownership or control is (1) a Discretionary Transferee and (2) the Parent Company of such Discretionary Transferee, if any, has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord or, if such Discretionary Transferee does not have a Parent Company, such Discretionary Transferee has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord;

(x) undergo a Change in Control whereby a Person acquires beneficial ownership and control of 100% of the Equity Interests in Tenant in connection with a Change in Control that does not constitute a Tenant Parent COC or a Foreclosure COC (such Change in Control, a “Tenant COC”) if (1) such Person is a Discretionary Transferee, (2) the Parent Company of such Discretionary Transferee, if any, has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord or, if such Discretionary Transferee does not have a Parent Company, such Discretionary Transferee has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord, and (3) the Adjusted Revenue to Rent Ratio with respect to all of the Facilities (determined at the proposed effective time of the Change in Control) for the then most recently preceding four (4) fiscal quarters for which financial statements are available is at least 1.4:1;

(y) assign this Master Lease to any Person in an assignment that does not constitute a Foreclosure Assignment if (1) such Person is a Discretionary Transferee, (2) such Discretionary Transferee agrees in writing to assume the obligations of the Tenant under this Master Lease without amendment or modification other than as provided below, (3) the Parent Company of such Discretionary Transferee, if any, has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord or, if such Discretionary Transferee does not have a Parent Company, such Discretionary Transferee has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord, and (4) the Adjusted Revenue to Rent Ratio with respect to all of the Facilities (determined at the proposed effective time of the assignment) for the then most recently preceding four (4) fiscal quarters for which financial statements are available is at least 1.4:1; or

(z) (i) assign this Master Lease by way of foreclosure of the Leasehold Estate or an assignment-in-lieu of foreclosure to any Person (any such assignment, a “Foreclosure Assignment”) or (ii) undergo a Change in Control whereby a Person acquires beneficial ownership and control of 100% of the Equity Interests in Tenant as a result of the purchase at a foreclosure on a permitted pledge of the Equity Interests in Tenant or an assignment in lieu of such foreclosure (a “Foreclosure COC”) or (iii) effect the first subsequent sale or assignment of the Leasehold Estate or Change in Control after a Foreclosure Assignment or a Foreclosure COC whereby a Person so acquires the Leasehold Estate or beneficial ownership and control of 100% of the Equity Interests in Tenant or the Person who acquired the Leasehold Estate in connection with the Foreclosure Assignment, in each case, effected by a Permitted Leasehold Mortgagee or a Permitted Leasehold Mortgagee Foreclosing Party, to the extent such Permitted Leasehold Mortgagee or Permitted Leasehold Mortgagee Designee has been diligently attempting to expedite such first subsequent sale from the time it has initiated foreclosure proceedings taking into account the interest of such Permitted Leasehold Mortgagee or Permitted Leasehold Mortgagee Designee in maximizing the proceeds of such disposition if (1) such Person is a Discretionary Transferee, (2) in the case of any Foreclosure Assignment, if such Discretionary Transferee is not a Permitted Leasehold Mortgagee Designee such Discretionary Transferee agrees in writing to assume the obligations of the Tenant under this Master Lease without amendment or modification other than as provided below (which written assumption, in the case of a Permitted Leasehold Mortgagee Foreclosing Party, may be made by a Subsidiary of a Permitted Leasehold Mortgagee or a Permitted Leasehold Mortgagee Designee) and (3) if such Discretionary Transferee is not a Permitted Leasehold Mortgagee Foreclosing Party, the Parent Company of such Discretionary Transferee, if any, has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord or, if such Discretionary Transferee does not have a Parent Company, such Discretionary Transferee has become a Guarantor and provided a Guaranty on terms reasonably satisfactory to Landlord;

provided that no such Change in Control or assignment referred to in this Section 22.2(iii) shall be permitted without Landlord’s prior written consent unless, and in which case such consent shall not be unreasonably withheld, (A) the use of the Leased Property at the time of such Change in Control or assignment and immediately after giving effect thereto is permitted by Section 7.2 hereof, and (B) Landlord in its reasonable discretion shall have approved the form and content of all documents for such assignment and assumption and received an executed counterpart thereof (provided no such approval shall be required in the case of a Tenant Parent COC or a Tenant COC, so long as (A) Tenant remains obligated under the Master Lease and the Guaranty remains in effect except with respect to any release of Tenant’s Parent permitted thereunder, (B) the requirements for a Guaranty from the Parent Company or Discretionary Transferee under clause (w) or (x) above are met, and (C) any modifications to this Master Lease required pursuant to the next succeeding paragraph are made); and

(iv) without Landlord’s prior written consent, pledge or mortgage its Leasehold Estate to a Permitted Leasehold Mortgagee and permit a pledge of the equity interests in Tenant to be pledged to a Permitted Leasehold Mortgagee.

Upon the effectiveness of any Change in Control or assignment permitted pursuant to this Section 22.2, such Discretionary Transferee (and, if applicable, its Parent Company) and Landlord shall make such amendments and other modifications to this Master Lease as are reasonably requested by either party to give effect to such Change in Control or assignment and such technical amendments as may be necessary or appropriate in the reasonable opinion of such requesting party in connection with such Change in Control or assignment including, without limitation, changes to the definition of Change in Control to substitute the Parent Company (or, if the Discretionary Transferee does not have a Parent Company, the Discretionary Transferee) for Tenant’s Parent therein and in the provisions of this Master Lease regarding delivery of financial statements and other reporting requirements with respect to Tenant’s Parent. After giving effect to any such Change in Control or assignment, unless the context otherwise requires, references to Tenant and Tenant’s Parent hereunder shall be deemed to refer to the Discretionary Transferee or its Parent Company, as applicable.

22.3 Permitted Sublease Agreements. Notwithstanding the provisions of Section 22.1, but subject to compliance with the provisions of this Section 22.3 and of Section 40.1, (a) provided that no Event of Default shall have occurred and be continuing, Tenant shall be permitted to sublease gaming operations to a wholly-owned Subsidiary that becomes a Guarantor by executing the Guaranty in form and substance reasonably satisfactory to Landlord, (b) the Specified Subleases shall be permitted without any further consent from Landlord, and (c) provided that no Event of Default shall have occurred and be continuing, Tenant may enter into any sublease agreement without the prior written consent of Landlord, provided, further that, (i) in either of clause (b) or (c), the subleased space pursuant to such sublease will not be used for gaming purposes (and any such space sublet for any gaming use will require Landlord’s prior written consent, which consent may not be unreasonably withheld), except to the extent permitted under the Specified Subleases; (ii) all sublease agreements under clauses (b) and (c) of this Section 22.3 are made in the normal course of the Primary Intended Use and to concessionaires or other third party users or operators of portions of the Leased Property in furtherance of the Primary Intended Use, except with respect to the Specified Subleases; (iii) each sublease agreement under this Section 22.3 include a provision providing Landlord audit rights (subject to reasonable confidentiality obligations) to the fullest extent necessary to determine Net Revenues hereunder, except with respect to the Specified Subleases; and (iv) Landlord shall have the right to reasonably approve the identity of any subtenants under this Section 22.3 (except with respect to subtenants under the Specified Subleases and any permitted assignment by such subtenants with respect to such Specified Sublease) that will be operating all or portions of the Leased Property for its Primary Intended Use to ensure that all are adequately capitalized and competent and experienced for the operations which they will be conducting. After an Event of Default has occurred and while it is continuing, Landlord may collect rents from any subtenant and apply the net amount collected to the Rent, but no such collection shall be deemed (i) a waiver by Landlord of any of the provisions of this Master Lease, (ii) the acceptance by Landlord of such subtenant as a tenant or (iii) a release of Tenant from the future performance of its obligations hereunder. If reasonably requested by Tenant in connection with a sublease permitted under clause (c) above, Landlord and such sublessee shall enter into a subordination, non-disturbance and attornment agreement with respect to such sublease in a form reasonably satisfactory to Landlord (and if a Facility Mortgage is then in effect, Landlord shall use reasonable efforts to cause the Facility Mortgagee to enter into such subordination, non-disturbance and attornment agreement).

22.4 Required Assignment and Subletting Provisions. Any assignment and/or sublease must provide that:

(i) in the case of a sublease, it shall be subject and subordinate to all of the terms and conditions of this Master Lease;

(ii) the use of the applicable Facility (or portion thereof) shall not conflict with any Legal Requirement or any other provision of this Master Lease;

(iii) except as otherwise provided herein, no subtenant or assignee shall be permitted to further sublet all or any part of the applicable Leased Property or assign this Master Lease or its sublease except insofar as the same would be permitted if it were a sublease by Tenant under this Master Lease (it being understood that any subtenant under Section 22.3(a) may pledge and mortgage its subleasehold estate (or allow the pledge of its equity interests) to a Permitted Leasehold Mortgagee);

(iv) in the case of a sublease, in the event of cancellation or termination of this Master Lease for any reason whatsoever or of the surrender of this Master Lease (whether voluntary, involuntary or by operation of law) prior to the expiration date of such sublease, including extensions and renewals granted thereunder, then, subject to

Article XXXVI, at Landlord’s option, the subtenant shall make full and complete attornment to Landlord for the balance of the term of the sublease, which attornment shall be evidenced by an agreement in form and substance satisfactory to Landlord and which the subtenant shall execute and deliver within five (5) days after request by Landlord and the subtenant shall waive the provisions of any law now or hereafter in effect which may give the subtenant any right of election to terminate the sublease or to surrender possession in the event any proceeding is brought by Landlord to terminate this Master Lease; and

(v) in the event the subtenant receives a written notice from Landlord stating that this Master Lease has been cancelled, surrendered or terminated, then, subject to Article XXXVI, the subtenant shall thereafter be obligated to pay all rentals accruing under said sublease directly to Landlord (or as Landlord shall so direct); all rentals received from the subtenant by Landlord shall be credited against the amounts owing by Tenant under this Master Lease.

22.5 Costs. Tenant shall reimburse Landlord for Landlord’s reasonable costs and expenses incurred in conjunction with the processing and documentation of any assignment, subletting or management arrangement, including reasonable attorneys’, architects’, engineers’ or other consultants’ fees whether or not such sublease, assignment or management agreement is actually consummated.

22.6 No Release of Tenant’s Obligations; Exception. No assignment (other than a permitted transfer pursuant to Section 22.2(i) or Section 22.2(iii)(y) or Section 22.2(iii)(z)(1) or Section 22.2(iii)(z)(3), in connection with a sale or assignment of the Leasehold Estate), subletting or management agreement shall relieve Tenant of its obligation to pay the Rent and to perform all of the other obligations to be performed by Tenant hereunder. The liability of Tenant and any immediate and remote successor in interest of Tenant (by assignment or otherwise), and the due performance of the obligations of this Master Lease on Tenant’s part to be performed or observed, shall not in any way be discharged, released or impaired by any (i) stipulation which extends the time within which an obligation under this Master Lease is to be performed, (ii) waiver of the performance of an obligation required under this Master Lease that is not entered into for the benefit of Tenant or such successor, or (iii) failure to enforce any of the obligations set forth in this Master Lease, provided that Tenant shall not be responsible for any additional obligations or liability arising as the result of any modification or amendment of this Master Lease by Landlord and any assignee of Tenant that is not an Affiliate of Tenant.

ARTICLE XXIII

23.1 Officer’s Certificates and Financial Statements.

(a) Officer’s Certificate. Each of Landlord and Tenant shall, at any time and from time to time upon receipt of not less than ten (10) Business Days’ prior written request from the other party hereto, furnish an Officer’s Certificate certifying (i) that this Master Lease is unmodified and in full force and effect, or that this Master Lease is in full force and effect as modified and setting forth the modifications; (ii) the Rent and Additional Charges payable hereunder and the dates to which the Rent and Additional Charges payable have been paid; (iii) that the address for notices to be sent to the party furnishing such Officer’s Certificate is as set forth in this Master Lease (or, if such address for notices has changed, the correct address for notices to such party); (iv) whether or not, to its actual knowledge, such party or the other party hereto is in default in the performance of any covenant, agreement or condition contained in this Master Lease (together with back-up calculation and information reasonably necessary to support such determination) and, if so, specifying each such default of which such party may have knowledge; (v) that Tenant is in possession of the Leased Property; and (vi) responses to such other questions or statements of fact as such other party, any ground or underlying landlord, any purchaser or any current or prospective Facility Mortgagee or Permitted Leasehold Mortgagee shall reasonably request. Landlord’s or Tenant’s failure to deliver such statement within such time shall constitute an acknowledgement by such failing party that, to such party’s knowledge, (x) this Master Lease is unmodified and in full force and effect except as may be represented to the contrary by the other party; (y) the other party is not in default in the performance of any covenant, agreement or condition contained in this Master Lease; and (z) the other matters set forth in such request, if any, are true and correct. Any such certificate furnished pursuant to this Article XXIII may be relied upon by the receiving party and any current or prospective Facility Mortgagee, Permitted Leasehold Mortgagee, ground or underlying landlord or purchaser of the Leased Property. Each Guarantor or Tenant, as the case may be, shall deliver a written notice within two (2) Business Days of obtaining knowledge of the occurrence of a default hereunder. Such notice shall include a detailed description of the default and the actions such Guarantor or Tenant has taken or shall take, if any, to remedy such default.

(b) Statements. Tenant shall furnish the following statements to Landlord:

(i) Within sixty-five (65) days after the end of Tenant Parent’s Fiscal Years (commencing with the Fiscal Year ending [December 31, 201    ]) or concurrently with the filing by Tenant’s Parent of its annual report on Form 10-K with the SEC, whichever is earlier: (x) Tenant’s Parent’s Financial Statements; (y) a certificate, executed by the chief financial officer or treasurer of the Tenant’s Parent (a) certifying that no default has occurred under this Master Lease or, if such a default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto and (b) setting forth the calculation of the financial covenants set forth in Section 23.3 hereof in reasonable detail as of such Fiscal Year (commencing with the Fiscal Year ending [December 31, 201    ]); and (z) a report with respect to Tenant’s Parent’s Financial Statements from Tenant’s Parent’s accountants, which report shall be unqualified as to going concern and scope of audit of Tenant’s Parent and its Subsidiaries (excluding any qualification as to going concern relating to any debt maturities in the twelve month period following the date of such audit or any projected financial performance or covenant default in any Material Indebtedness or this Master Lease in such twelve month period) and shall provide in substance that (a) such consolidated financial statements present fairly the consolidated financial position of Tenant’s Parent and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in conformity with GAAP and (b) that the examination by Tenant’s Parent’s accountants in connection with such Financial Statements has been made in accordance with generally accepted auditing standards;

(ii) Within forty-five (45) days after the end of each of the first three (3) fiscal quarters of the Tenant’s Parent’s Fiscal Year (commencing with the fiscal quarter ending [            , 201    ]) or concurrently with the filing by Tenant’s Parent of its quarterly report on Form 10-Q with the SEC, whichever is earlier, a copy of Tenant’s Parent’s Financial Statements for such period, together with a certificate, executed by the chief financial officer or treasurer of Tenant’s Parent (i) certifying that no default has occurred or, if such a default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) setting forth the calculation of the financial covenants set forth in Section 23.3 hereof in reasonable detail as of such quarter, to the extent one complete Test Period has been completed which has commenced following the date of this Master Lease and (iii) certifying that such Financial Statements fairly present, in all material respects, the financial position and results of operations of Tenant’s Parent and its Subsidiaries on a consolidated basis in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes);

(iii) Promptly following Landlord’s request from time to time, (a) five-year forecasts of Tenant’s income statement and balance sheet covering such quarterly and annual periods as may be reasonably requested by Landlord, and in a format consistent with Tenant Parent’s quarterly and annual financial statements filed with the SEC, and such additional financial information and projections as may be reasonably requested by Landlord in connection with syndications, private placements, or public offerings of GLP’s or Landlord’s debt securities or loans or equity or hybrid securities and (b) such additional information and unaudited quarterly financial information concerning the Leased Property and Tenant as Landlord or GLP may require for its ongoing filings with the SEC under both the Securities Act and the Securities Exchange Act of 1934, as amended, including, but not limited to 10-Q Quarterly Reports, 10-K Annual Reports and registration statements to be filed by Landlord or GLP during the Term of this Master Lease, the Internal Revenue Service (including in respect of GLP’s qualification as a “real estate investment trust” (within the meaning of Section 856(a) of the Code)) and any other federal, state or local regulatory agency with jurisdiction over GLP or its Subsidiaries subject to Section 23.1(c) below);

(iv) Within thirty-five (35) days after the end of each calendar month, a copy of Tenant’s income statement for such month and Tenant’s balance sheet as of the end of such month (which may be subject to quarterly and year-end adjustments and the absence of footnotes); provided, however, that with respect to each calendar quarter, Tenant shall provide such financial reports for the final month thereof as soon as is reasonably practicable following the closing of the books for such month and in sufficient time so that Landlord or its Affiliate is able to include the operational results for the entire quarter in its current Form 10-Q or Form 10-K (or supplemental report filed in connection therewith);

(v) Prompt Notice to Landlord of any action, proposal or investigation by any agency or entity, or complaint to such agency or entity, (any of which is called a “Proceeding”), known to Tenant, the result of which Proceeding would reasonably be expected to be to revoke or suspend or terminate or modify in a way adverse to Tenant, or fail to renew or fully continue in effect, any license or certificate or operating authority pursuant to which Tenant carries on any part of the Primary Intended Use of all or any portion of the Leased Property;

(vi) As soon as it is prepared and in no event later than sixty (60) days after the end of each Fiscal Year, a capital and operating budget for each Facility for that Fiscal Year; and

(vii) Tenant further agrees to provide the financial and operational reports to be delivered to Landlord under this Master Lease in such electronic format(s) as may reasonably be required by Landlord from time to time in order to (i) facilitate Landlord’s internal financial and reporting database and (ii) permit Landlord to calculate any rent, fee or other payments due under Ground Leases. Tenant also agrees that Landlord shall have audit rights with respect to such information to the extent required to confirm Tenant’s compliance with the Master Lease terms (including, without limitation, calculation of Net Revenues).

(c) Notwithstanding the foregoing provisions of Section 23.1, Tenant shall not be obligated (1) to provide information that is subject to the quality assurance immunity or is subject to attorney-client privilege or the attorney work product doctrine or (2) to provide information or assistance that could give Landlord or its Affiliates a “competitive” advantage with respect to markets in which GLP, Landlord or any of Landlord’s Affiliates and Tenant, Tenant’s Parent or any of Tenant’s Affiliates might be competing at any time (“Restricted Information”) it being understood that Restricted Information shall not include revenue and expense information relevant to Landlord’s calculation and verification of (i) the Escalation amount hereunder and (ii) Tenant’s compliance with Section 23.3(a) hereof, provided that the foregoing information shall be provided on a portfolio wide (as opposed to Facility by Facility) basis, except where required by Landlord to be able to make submissions to, or otherwise to comply with requirements of, gaming and other regulatory authorities, in which case such additional information (including Facility by Facility performance information) will be provided by Tenant to Landlord to the extent so required (provided that Landlord shall in such instance first execute a nondisclosure agreement in a form reasonably satisfactory to Tenant with respect to such information). Landlord shall retain audit rights with respect to Restricted Information to the extent required to confirm Tenant’s compliance with the Master Lease terms (and GLP’s compliance with Securities Exchange Commission, Internal Revenue Service and other legal and regulatory requirements) and provided that appropriate measures are in place to ensure that only Landlord’s auditors and attorneys (and not Landlord or GLP or any of Landlord’s other Affiliates) are provided access to such information). In addition, Landlord shall not disclose any Restricted Information to any Person or any employee, officer or director of any Person (other than GLP or a Subsidiary of Landlord) that directly or indirectly owns or operates any gaming business or is a competitor of Tenant, Tenant’s Parent or any Affiliate of Tenant.

23.2 Confidentiality; Public Offering Information.

(a) The parties recognize and acknowledge that they may receive certain Confidential Information of the other party. Each party agrees that neither such party nor any of its Representatives acting on its behalf shall, during or within five (5) years after the term of the termination or expiration of this Master Lease, directly or indirectly use any Confidential Information of the other party or disclose Confidential Information of the other party to any person for any reason or purpose whatsoever, except as reasonably required in order to comply with the obligations and otherwise as permitted under the provisions of this Master Lease. Notwithstanding the foregoing, in the event that a party or any of its Representatives is requested or becomes legally compelled (pursuant to any legal, governmental, administrative or regulatory order, authority or process) to disclose any Confidential Information of the other party, it will, to the extent reasonably practicable and not prohibited by law, provide the party to whom such Confidential Information belongs prompt written notice of the existence, terms or circumstances of such event so that the party to whom such Confidential Information belongs may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 23.2(a). In the event that such protective order or other remedy is not obtained or the party to whom such Confidential Information belongs waives compliance with this Section 23.2(a), the party compelled to disclose such Confidential information will furnish only that portion of the Confidential Information or take only such action as, based upon the advice of your legal counsel, is legally required and will use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so furnished. The party compelled to disclose the Confidential Information shall cooperate with any action reasonably requested by the party to whom such Confidential Information belongs to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information.

(b) Notwithstanding anything to the contrary in Section 23.2(a), Tenant specifically agrees that Landlord may include financial information and such information concerning the operation of the Facilities (1) which is approved by Tenant in its sole discretion, (2) which is publicly available, (3) the Adjusted Revenue to Rent Ratio, or (4) the inclusion of which is approved by Tenant in writing, which approval may not be unreasonably withheld, in offering memoranda or prospectuses or confidential information memoranda, or similar publications or marketing materials, rating agency presentations, investor presentations or disclosure documents in connection with syndications, private placements or public offerings of GLP’s or Landlord’s securities or loans or securities or loans of any direct or indirect parent entity of Landlord, and any other reporting requirements under applicable federal and state laws, including those of any successor to Landlord, provided that, with respect to matters permitted to be disclosed solely under this clause (4), the recipients thereof shall be obligated to maintain the confidentiality thereof pursuant to Section 23.2(a) or pursuant to confidentiality provisions substantially similar thereto and to comply with all federal, state and other securities laws applicable with respect to such information. Unless otherwise agreed by Tenant, neither Landlord nor GLP shall revise or change the wording of information previously publicly disclosed by Tenant and furnished to Landlord or GLP or any direct or indirect parent entity of Landlord pursuant to Section 23.1 or this Section 23.2 and Landlord’s Form 10-Q or Form 10-K (or supplemental report filed in connection therewith) shall not disclose the operational results of the Facilities prior to Tenant’s Parent’s, Tenant’s or its Affiliate’s public disclosure thereof so long as Tenant’s Parent, Tenant or such Affiliate reports such information in a timely manner consistent with historical practices and SEC disclosure requirements. Tenant agrees to provide such other reasonable information and, if necessary, participation in road shows and other presentations at Landlord’s or GLP’s sole cost and expense, with respect to Tenant and its Leased Property to facilitate a public or private debt or equity offering or syndication by Landlord or GLP or any direct or indirect parent entity of Landlord or GLP or to satisfy GLP’s or Landlord’s SEC disclosure requirements or the disclosure requirements of any direct or indirect parent entity of Landlord or GLP. In this regard, Landlord shall provide to Tenant a copy of any information prepared by Landlord to be published, and Tenant shall have a reasonable period of time (not to exceed three (3) Business Days) after receipt of such information to notify Landlord of any corrections.

23.3 Financial Covenants. (a) Tenant on a consolidated basis with respect to all of the Facilities shall maintain an Adjusted Revenue to Rent Ratio determined on the last day of any fiscal quarter on a cumulative basis for the preceding Test Period (commencing with the Test Period ending on [December 31, 201    ]) of at least 1.2:1.

(b) In the event that Tenant does not satisfy at any time the Adjusted Revenue to Rent Ratio set forth in Section 23.3(a), Tenant’s Parent shall not be permitted to make any Restricted Payment until Tenant is in compliance with such ratio in a subsequent period.

23.4 Landlord Obligations. Landlord acknowledges and agrees that certain of the information contained in the Financial Statements may be non-public financial or operational information with respect to Tenant and/or the Leased Property. Landlord further agrees (i) to maintain the confidentiality of such non-public information;

provided, however, that notwithstanding the foregoing and notwithstanding anything to the contrary in Section 23.2(a) hereof or otherwise herein, Landlord shall have the right to share such information with GLP and their respective officers, employees, directors, Facility Mortgagee, agents and lenders party to material debt instruments entered into by GLP or Landlord, actual or prospective arrangers, underwriters, investors or lenders with respect to Indebtedness or Equity Interests that may be issued by GLP or Landlord, rating agencies, accountants, attorneys and other consultants (the “Landlord Representatives”), provided that such Landlord Representative is advised of the confidential nature of such information and agrees, to the extent such information is not publicly available, to maintain the confidentiality thereof pursuant to Section 23.2(a) or pursuant to confidentiality provisions substantially similar thereto and to comply with all federal, state and other securities laws applicable with respect to such information and (ii) that neither it nor any Landlord Representative shall be permitted to engage in any transactions with respect to the stock or other equity or debt securities or syndicated loans of Tenant or Tenant’s Parent based on any such non-public information provided by or on behalf of Landlord or GLP (provided that this provision shall not govern the provision of information by Tenant or Tenant’s Parent). In addition to the foregoing, Landlord agrees that, upon request of Tenant, it shall from time to time provide such information as may be reasonably requested by Tenant with respect to Landlord’s capital structure and/or any financing secured by this Master Lease or the Leased Property in connection with Tenant’s review of the treatment of this Master Lease under GAAP. In connection therewith, Tenant agrees to maintain the confidentiality of any such non-public information; provided, however, Tenant shall have the right to share such information with Tenant’s Parent and their respective officers, employees, directors, Permitted Leasehold Mortgagees, agents and lenders party to material debt instruments entered into by Tenant or Tenant’s Parent, actual or prospective arrangers, underwriters, investors or lenders with respect to Indebtedness or Equity Interests that may be issued by Tenant or Tenant’s Parent, rating agencies, accountants, attorneys and other consultants (the “Tenant Representatives”) so long as such Tenant Representative is advised of the confidential nature of such information and agrees, to the extent such information is not publicly available, (i) to maintain the confidentiality thereof pursuant to Section 23.2(a) or pursuant to confidentiality provisions substantially similar thereto and to comply with all federal, state and other securities laws applicable with respect to such information and (ii) not to engage in any transactions with respect to the stock or other equity or debt securities or syndicated loans of GLP or Landlord based on any such non-public information provided by or on behalf of Tenant or Tenant’s Parent (provided that this provision shall not govern the provision of information by Landlord or GLP).

ARTICLE XXIV

24.1 Landlord’s Right to Inspect. Upon reasonable advance notice to Tenant, Tenant shall permit Landlord and its authorized representatives to inspect its Leased Property during usual business hours. Landlord shall take care to minimize disturbance of the operations on the Leased Property, except in the case of emergency.

ARTICLE XXV

25.1 No Waiver. No delay, omission or failure by Landlord to insist upon the strict performance of any term hereof or to exercise any right, power or remedy hereunder and no acceptance of full or partial payment of Rent during the continuance of any default or Event of Default shall impair any such right or constitute a waiver of any such breach or of any such term. No waiver of any breach shall affect or alter this Master Lease, which shall continue in full force and effect with respect to any other then existing or subsequent breach.

ARTICLE XXVI

26.1 Remedies Cumulative. To the extent permitted by law, each legal, equitable or contractual right, power and remedy of Landlord now or hereafter provided either in this Master Lease or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power and remedy and the exercise or beginning of the exercise by Landlord of any one or more of such rights, powers and remedies shall not preclude the simultaneous or subsequent exercise by Landlord of any or all of such other rights, powers and remedies.

ARTICLE XXVII

27.1 Acceptance of Surrender. No surrender to Landlord of this Master Lease or of any Leased Property or any part thereof, or of any interest therein, shall be valid or effective unless agreed to and accepted in writing by Landlord, and no act by Landlord or any representative or agent of Landlord, other than such a written acceptance by Landlord, shall constitute an acceptance of any such surrender.

ARTICLE XXVIII

28.1 No Merger. There shall be no merger of this Master Lease or of the leasehold estate created hereby by reason of the fact that the same Person may acquire, own or hold, directly or indirectly, (i) this Master Lease or the leasehold estate created hereby or any interest in this Master Lease or such leasehold estate and (ii) the fee estate in the Leased Property.

ARTICLE XXIX

29.1 Conveyance by Landlord. If Landlord or any successor owner of the Leased Property shall convey the Leased Property in accordance with Section 18.1 and the other terms of this Master Lease other than as security for a debt, and the grantee or transferee expressly assumes all obligations of Landlord arising after the date of the conveyance, Landlord or such successor owner, as the case may be, shall thereupon be released from all future liabilities and obligations of the Landlord under this Master Lease arising or accruing from and after the date of such conveyance or other transfer and all such future liabilities and obligations shall thereupon be binding upon the new owner.

ARTICLE XXX

30.1 Quiet Enjoyment. So long as Tenant shall pay the Rent as the same becomes due and shall fully comply with all of the terms of this Master Lease and fully perform its obligations hereunder, Tenant shall peaceably and quietly have, hold and enjoy the Leased Property for the Term, free of any claim or other action by Landlord or anyone claiming by, through or under Landlord, but subject to all liens and encumbrances of record as of the Commencement Date or thereafter provided for in this Master Lease or consented to by Tenant. No failure by Landlord to comply with the foregoing covenant shall give Tenant any right to cancel or terminate this Master Lease or abate, reduce or make a deduction from or offset against the Rent or any other sum payable under this Master Lease, or to fail to perform any other obligation of Tenant hereunder. Notwithstanding the foregoing, Tenant shall have the right, by separate and independent action to pursue any claim it may have against Landlord as a result of a breach by Landlord of the covenant of quiet enjoyment contained in this Article XXX.

ARTICLE XXXI

31.1 Landlord’s Financing. Without the consent of Tenant, Landlord may from time to time, directly or indirectly, create or otherwise cause to exist any Facility Mortgage upon the Leased Property or any portion thereof or interest therein; provided, however, if Tenant has not consented to any such Facility Mortgage entered into by Landlord after the Commencement Date, Tenant’s obligations with respect thereto shall be subject to the limitations set forth in Section 31.3. This Master Lease is and at all times shall be subject and subordinate to any such Facility Mortgage which may now or hereafter affect the Leased Property or any portion thereof or interest therein and to all renewals, modifications, consolidations, replacements, restatements and extensions thereof or any parts or portions thereof; provided, however, that the subjection and subordination of this Master Lease and Tenant’s leasehold interest hereunder to any Facility Mortgage shall be conditioned upon the execution by the holder of each Facility Mortgage and delivery to Tenant of a nondisturbance and attornment agreement substantially in the form attached hereto as Exhibit E and with respect to any Facility Mortgage on any vessel or barge, Landlord shall be required to deliver such nondisturbance and attornment agreement to Tenant from each holder of a Facility Mortgage on such vessel or barge prior to the recording or registration of such Facility Mortgage on such vessel or barge in a manner that would, or the enforcement of remedies thereunder would, affect or disturb the rights of Tenant under this Master Lease or the provisions of Article XVII which benefit any Permitted Leasehold Mortgagee, in the case of any Permitted Leasehold Mortgagee (provided that upon the request of Landlord such nondisturbance and attornment agreement shall also incorporate subordination provisions referenced above, as contemplated below, and be in substantially the form attached hereto as Exhibit F, and be executed by Tenant as well as Landlord), which will bind such holder of such Facility Mortgage and its successors and assigns as well as any person who acquires any portion of the Leased Property in a foreclosure or similar proceeding or in a transfer in lieu of any such foreclosure or a successor owner of the Leased Property (each, a “Foreclosure Purchaser”) and which provides that so long as there is not then outstanding and continuing an Event of Default under this Master Lease, the holder of such Facility Mortgage, and any Foreclosure Purchaser shall disturb neither Tenant’s leasehold interest or possession of the Leased Property in accordance with the terms hereof, nor any of its rights, privileges and options, and shall give effect to this Master Lease, including the provisions of Article XVII which benefit any Permitted Leasehold Mortgagee (as if such Facility Mortgagee or Foreclosure Purchaser were the landlord under this Master Lease (it being understood that if an Event of Default has occurred and is continuing at such time such parties shall be subject to the terms and provisions hereof concerning the exercise of rights and remedies upon such Event of Default including the provisions of Articles XVI and XXXVI)). In connection with the foregoing and at the request of Landlord, Tenant shall promptly execute a subordination, nondisturbance and attornment agreement, in form and substance substantially in the form of Exhibit F or otherwise reasonably satisfactory to Tenant, and the Facility Mortgagee or prospective Facility Mortgagee, as the case may be, which will incorporate the terms set forth in the preceding sentence. Except for the documents described in the preceding sentences, this provision shall be self-operative and no further instrument of subordination shall be required to give it full force and effect. If, in connection with obtaining any Facility Mortgage for the Leased Property or any portion thereof or interest therein, a Facility Mortgagee or prospective Facility Mortgagee shall request (A) reasonable cooperation from Tenant, Tenant shall provide the same at no cost or expense to Tenant, it being understood and agreed that Landlord shall be required to reimburse Tenant for all such costs and expenses so incurred by Tenant, including, but not limited to, its reasonable attorneys’ fees, or (B) reasonable amendments or modifications to this Master Lease as a condition thereto, Tenant hereby agrees to execute and deliver the same so long as any such amendments or modifications do not (i) increase Tenant’s monetary obligations under this Master Lease, (ii) adversely increase Tenant’s non-monetary obligations under this Master Lease in any material respect, or (iii) diminish Tenant’s rights under this Master Lease in any material respect.

31.2 Attornment. If Landlord’s interest in the Leased Property or any portion thereof or interest therein is sold, conveyed or terminated upon the exercise of any remedy provided for in any Facility Mortgage Documents (or in lieu of such exercise), or otherwise by operation of law: (a) at the request and option of the new owner or superior lessor, as the case may be, Tenant shall attorn to and recognize the new owner or superior lessor as Tenant’s “landlord” under this Master Lease or enter into a new lease substantially in the form of this Master Lease with the new owner or superior lessor, and Tenant shall take such actions to confirm the foregoing within ten (10) days after request; and (b) the new owner or superior lessor shall not be (i) liable for any act or omission of Landlord under this Master Lease occurring prior to such sale, conveyance or termination; (ii) subject to any offset, abatement or reduction of rent because of any default of Landlord under this Master Lease occurring prior to such sale, conveyance or termination; (iii) bound by any previous modification or amendment to this Master

Lease or any previous prepayment of more than one month’s rent, unless such modification, amendment or prepayment shall have been approved in writing by such Facility Mortgagee (to the extent such approval was required at the time of such amendment or modification or prepayment under the terms of the applicable Facility Mortgage Documents) or, in the case of such prepayment, such prepayment of rent has actually been delivered to such new owner or superior lessor or in either case, such modification, amendment or prepayment occurred before Landlord provided Tenant with notice of the Facility Mortgage and the identity and address of the Facility Mortgagee; or (iv) liable for any security deposit or other collateral deposited or delivered to Landlord pursuant to this Master Lease unless such security deposit or other collateral has actually been delivered to such new owner or superior lessor.

31.3 Compliance with Facility Mortgage Documents. (a) Tenant acknowledges that any Facility Mortgage Documents executed by Landlord or any Affiliate of Landlord may impose certain obligations on the “borrower” or other counterparty thereunder to comply with or cause the operator and/or lessee of a Facility to comply with all representations, covenants and warranties contained therein relating to such Facility and the operator and/or lessee of such Facility, including, covenants relating to (i) the maintenance and repair of such Facility; (ii) maintenance and submission of financial records and accounts of the operation of such Facility and related financial and other information regarding the operator and/or lessee of such Facility and such Facility itself; (iii) the procurement of insurance policies with respect to such Facility; and (iv) without limiting the foregoing, compliance with all applicable Legal Requirements relating to such Facility and the operation of the business thereof. For so long as any Facility Mortgages encumber the Leased Property or any portion thereof or interest therein, Tenant covenants and agrees, at its sole cost and expense and for the express benefit of Landlord, to operate the applicable Facility(ies) in strict compliance with the terms and conditions of the Facility Mortgage Documents (other than payment of any indebtedness evidenced or secured thereby) and to timely perform all of the obligations of Landlord relating thereto, or to the extent that any of such duties and obligations may not properly be performed by Tenant, Tenant shall cooperate with and assist Landlord in the performance thereof (other than payment of any indebtedness evidenced or secured thereby); provided, however, notwithstanding the foregoing, this Section 31.3(a) shall not be deemed to, and shall not, impose on Tenant obligations which (i) increase Tenant’s monetary obligations under this Master Lease, (ii) adversely increase Tenant’s non-monetary obligations under this Master Lease in any material respect, or (iii) diminish Tenant’s rights under this Master Lease in any material respect. For purposes of the foregoing, any proposed implementation of new financial covenants shall be deemed to diminish Tenant’s rights under this Master Lease in a material respect (it being understood that Landlord may agree to such financial covenants in any Facility Mortgage Documents and such financial covenants will not impose obligations on Tenant). If any new Facility Mortgage Documents to be executed by Landlord or any Affiliate of Landlord would impose on Tenant any obligations under this Section 31.3(a), Landlord shall provide copies of the same to Tenant for informational purposes (but not for Tenant’s approval) prior to the execution and delivery thereof by Landlord or any Affiliate of Landlord; provided, however, that neither Landlord nor its Affiliates shall enter into any new Facility Mortgage Documents imposing obligations on Tenant with respect to impounds that are more restrictive than obligations imposed on Tenant pursuant to this Master Lease.

(b) Without limiting or expanding Tenant’s obligations pursuant to Section 31.3(a), during the Term of this Master Lease, Tenant acknowledges and agrees that, except as expressly provided elsewhere in this Master Lease, it shall undertake at its own cost and expense the performance of any and all repairs, replacements, capital improvements, maintenance items and all other requirements relating to the condition of a Facility that are required by any Facility Mortgage Documents or by Facility Mortgagee, and Tenant shall be solely responsible and hereby covenants to fund and maintain any and all impound, escrow or other reserve or similar accounts required under any Facility Mortgage Documents as security for or otherwise relating to any operating expenses of a Facility, including any capital repair or replacement reserves and/or impounds or escrow accounts for taxes or insurance premiums (each a “Facility Mortgage Reserve Account”); provided, however, this Section 31.3(b) shall not (i) increase Tenant’s monetary obligations under this Master Lease, (ii) adversely increase Tenant’s non-monetary obligations under this Master Lease in any material respect, (iii) diminish Tenant’s rights under this Master Lease in any material respect, or (iv) impose obligations to fund such reserve or similar accounts in excess of amounts required under this Master Lease in respect of reserve or similar accounts under the circumstances required under this Master Lease; and provided, further, that any amounts which Tenant is required to fund into a Facility Mortgage Reserve Account with respect to satisfaction of any repair or replacement reserve requirements imposed by a Facility Mortgagee or Facility Mortgage Documents shall be credited on a dollar for dollar basis against the mandatory expenditure obligations of Tenant for such applicable Facility(ies) under Section 9.1(e). During the Term of this Master Lease and provided that no Event of Default shall have occurred and be continuing hereunder, Tenant shall, subject to the terms and conditions of such Facility Mortgage Reserve Account and the requirements of the Facility Mortgagee(s) thereunder (and the related Facility Mortgage Documents), have access to and the right to apply or use (including for reimbursement) to the same extent as Landlord all monies held in each such Facility Mortgage Reserve Account for the purposes and subject to the limitations for which such Facility Mortgage Reserve Account is maintained, and Landlord agrees to reasonably cooperate with Tenant in connection therewith. Landlord hereby acknowledges that funds deposited by Tenant in any Facility Mortgage Reserve Account are the property of Tenant and Landlord is obligated to return the portion of such funds not previously released to Tenant within fifteen (15) days following the earlier of (x) the expiration or earlier termination of this Master Lease with respect to such applicable Facility, (y) the maturity or earlier prepayment of the applicable Facility Mortgage and obligations secured thereby, or (z) an involuntary prepayment or deemed prepayment arising out of the acceleration of the amounts due to a Facility Mortgagee or secured under a Facility Mortgage as a result of the exercise of remedies under the applicable Facility Mortgage or Facility Mortgage Documents; provided, however, that the foregoing shall not be deemed or construed to limit or prohibit Landlord’s right to bring any damage claim against Tenant for any breach of its obligations under this Master Lease that may have resulted in the loss of any impound funds held by a Facility Mortgagee.

ARTICLE XXXII

32.1 Hazardous Substances. Tenant shall not allow any Hazardous Substance to be located in, on, under or about the Leased Property or incorporated in any Facility; provided, however, that Hazardous Substances may be brought, kept, used or disposed of in, on or about the Leased Property in quantities and for purposes similar to those brought, kept, used or disposed of in, on or about similar facilities used for purposes similar to the Primary Intended Use or in connection with the construction of facilities similar to the applicable Facility or to the extent in existence at any Facility and which are brought, kept, used and disposed of in strict compliance with Legal Requirements. Tenant shall not allow the Leased Property to be used as a waste disposal site or for the manufacturing, handling, storage, distribution or disposal of any Hazardous Substance other than in the ordinary course of the business conducted at the Leased Property and in compliance with applicable Legal Requirements.

32.2 Notices. Tenant shall provide to Landlord, within five (5) Business Days after Tenant’s receipt thereof, a copy of any notice, or notification with respect to, (i) any violation of a Legal Requirement relating to Hazardous Substances located in, on, or under the Leased Property or any adjacent property; (ii) any enforcement, cleanup, removal, or other governmental or regulatory action instituted, completed or threatened with respect to the Leased Property; (iii) any claim made or threatened by any Person against Tenant or the Leased Property relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from or claimed to result from any Hazardous Substance; and (iv) any reports made to any federal, state or local environmental agency arising out of or in connection with any Hazardous Substance in, on, under or removed from the Leased Property, including any complaints, notices, warnings or assertions of violations in connection therewith.

32.3 Remediation. If Tenant becomes aware of a violation of any Legal Requirement relating to any Hazardous Substance in, on, under or about the Leased Property or any adjacent property, or if Tenant, Landlord or the Leased Property becomes subject to any order of any federal, state or local agency to repair, close, detoxify, decontaminate or otherwise remediate the Leased Property, Tenant shall immediately notify Landlord of such event and, at its sole cost and expense, cure such violation or effect such repair, closure, detoxification, decontamination or other remediation. If Tenant fails to implement and diligently pursue any such cure, repair, closure, detoxification, decontamination or other remediation, Landlord shall have the right, but not the obligation, to carry out such action and to recover from Tenant all of Landlord’s costs and expenses incurred in connection therewith.

32.4 Indemnity. Tenant shall indemnify, defend, protect, save, hold harmless, and reimburse Landlord for, from and against any and all costs, losses (including, losses of use or economic benefit or diminution in value), liabilities, damages, assessments, lawsuits, deficiencies, demands, claims and expenses (collectively, “Environmental Costs”) (whether or not arising out of third-party claims and regardless of whether liability without fault is imposed, or sought to be imposed, on Landlord) incurred in connection with, arising out of, resulting from or incident to, directly or indirectly, before (except to the extent first discovered after the end of the Term) or during (but not after) the Term or such portion thereof during which the Leased Property is leased to Tenant (i) the production, use, generation, storage, treatment, transporting, disposal, discharge, release or other handling or disposition of any Hazardous Substances from, in, on or about the Leased Property (collectively, “Handling”), including the effects of such Handling of any Hazardous Substances on any Person or property within or outside the boundaries of the Leased Property, (ii) the presence of any Hazardous Substances in, on, under or about the Leased Property and (iii) the violation of any Environmental Law. “Environmental Costs” include interest, costs of response, removal, remedial action, containment, cleanup, investigation, design, engineering and construction, damages (including actual and consequential damages) for personal injuries and for injury to, destruction of or loss of property or natural resources, relocation or replacement costs, penalties, fines, charges or expenses, attorney’s fees, expert fees, consultation fees, and court costs, and all amounts paid in investigating, defending or settling any of the foregoing.

Without limiting the scope or generality of the foregoing, Tenant expressly agrees that, in the event of a breach by Tenant in its obligations under this Section 32.4 that is not cured within any applicable cure period, Tenant shall reimburse Landlord for any and all reasonable costs and expenses incurred by Landlord in connection with, arising out of, resulting from or incident to, directly or indirectly, before (with respect to any period of time in which Tenant or its Affiliate was in possession and control of the applicable Leased Property) or during (but not after) the Term or such portion thereof during which the Leased Property is leased to Tenant of the following:

(a) in investigating any and all matters relating to the Handling of any Hazardous Substances, in, on, from, under or about the Leased Property;

(b) in bringing the Leased Property into compliance with all Legal Requirements; and

(c) in removing, treating, storing, transporting, cleaning-up and/or disposing of any Hazardous Substances used, stored, generated, released or disposed of in, on, from, under or about the Leased Property or off-site other than in the ordinary course of the business conducted at the Leased Property and in compliance with applicable Legal Requirements.

If any claim is made by Landlord for reimbursement for Environmental Costs incurred by it hereunder, Tenant agrees to pay such claim promptly, and in any event to pay such claim within sixty (60) calendar days after receipt by Tenant of written notice thereof and any amount not so paid within such sixty (60) calendar day period shall bear interest at the Overdue Rate from the date due to the date paid in full.

32.5 Environmental Inspections. In the event Landlord has a reasonable basis to believe that Tenant is in breach of its obligations under this Article XXXII, Landlord shall have the right, from time to time, during normal business hours and upon not less than five (5) days written notice to Tenant, except in the case of an emergency in which event no notice shall be required, to conduct an inspection of the Leased Property to determine the existence or presence of Hazardous Substances on or about the Leased Property. Landlord shall have the right to enter and inspect the Leased Property, conduct any testing, sampling and analyses it deems necessary and shall have the right to inspect materials brought into the Leased Property. Landlord may, in its discretion, retain such experts to conduct the inspection, perform the tests referred to herein, and to prepare a written report in connection therewith. All reasonable costs and expenses incurred by Landlord under this Section 32.5 shall be paid on demand as Additional Charges by Tenant to Landlord. Failure to conduct an environmental inspection or to detect unfavorable conditions if such inspection is conducted shall in no fashion be intended as a release of any liability for environmental conditions subsequently determined to be associated with or to have occurred during Tenant’s tenancy. Tenant shall remain liable for any environmental condition related to or having occurred during its tenancy regardless of when such conditions are discovered and regardless of whether or not Landlord conducts an environmental inspection at the termination of this Master Lease. The obligations set forth in this Article XXXII shall survive the expiration or earlier termination of this Master Lease.

ARTICLE XXXIII

33.1 Memorandum of Lease. Landlord and Tenant shall enter into one or more short form memoranda of this Master Lease, in form suitable for recording in each county or other applicable location in which the Leased

Property is located. Tenant shall pay all costs and expenses of recording any such memorandum and shall fully cooperate with Landlord in removing from record any such memorandum upon the expiration or earlier termination of the Term with respect to the applicable Facility.

33.2 Tenant Financing. If, in connection with granting any Permitted Leasehold Mortgage or entering into a Debt Agreement, Tenant shall reasonably request (A) reasonable cooperation from Landlord, Landlord shall provide the same at no cost or expense to Landlord, it being understood and agreed that Tenant shall be required to reimburse Landlord for all such costs and expenses so incurred by Landlord, including, but not limited to, its reasonable attorneys’ fees, or (B) reasonable amendments or modifications to this Master Lease as a condition thereto, Landlord hereby agrees to execute and deliver the same so long as any such amendments or modifications do not (i) increase Landlord’s monetary obligations under this Master Lease, (ii) adversely increase Landlord’s non-monetary obligations under this Master Lease in any material respect, (iii) diminish Landlord’s rights under this Master Lease in any material respect, (iv) adversely impact the value of the Leased Property or (v) adversely impact Landlord’s (or any Affiliate of Landlord’s) tax treatment or position.

ARTICLE XXXIV

34.1 Expert Valuation Process.

(a) In the event that the opinion of an “Expert” is required under this Master Lease and Landlord and Tenant have not been able to reach agreement on such Person after at least ten (10) days of good faith negotiations, then either party shall each have the right to seek appointment of the Expert by the “Appointing Authority,” as defined below, by writing to the Appointing Authority and asking it to serve as the Appointing Authority and appoint the Expert. The Appointing Authority shall appoint an Expert who is independent of the parties and has at least ten (10) years of experience valuing commercial real estate and/or in leasing or other matters, as applicable with respect to any of the matters to be determined by the Expert.

(b) The “Appointing Authority” shall be (i) the Institute for Conflict Prevention and Resolution (also known as, and shall be defined herein as, the “CPR Institute”), unless it is unable to serve, in which case the Appointing Authority shall be (ii) the American Arbitration Association (“AAA”) under its Arbitrator Select Program for non-administered arbitrations or whatever AAA process is in effect at the time for the appointment of arbitrators in cases not administered by the AAA, unless it is unable to serve, in which case (iii) the parties shall have the right to apply to any court of competent jurisdiction to appoint an Appointing Authority or an Expert in accordance with the court’s power to appoint arbitrators. The CPR Institute and the AAA shall each be considered unable to serve if it no longer exists, or if it no longer provides neutral appointment services, or if it does not confirm (in form or substance) that it will serve as the Appointing Authority within thirty (30) days after receiving a written request from either Landlord or Tenant to serve as the Appointing Authority, or if, despite agreeing to serve as the Appointing Authority, it does not confirm its Expert appointment within sixty (60) after receiving such written request. The Appointing Authority’s appointment of the Expert shall be final and binding upon the parties. The Appointing Authority shall have no power or authority except to appoint the Expert, and no rules of the Appointing Authority shall be applied to the valuation or other determination of the Expert other than the rules necessary for the appointment of the Expert.

(c) Once the Expert is finally selected, either by agreement of the parties or by confirmation to the parties from the Appointing Authority, the Expert will determine the matter in question, by proceeding as follows:

In the case of an Expert required for any other purpose, including without limitation under Section 13.2 and Section 36.2(a) hereof, each of Landlord and Tenant shall have a period of ten (10) days to submit to the Expert its position as to the Maximum Foreseeable Loss, as to the replacement cost of the Facilities as of the date of the expiration of this Master Lease and as to the appropriate per annum yield for leases between owners and operators of Gaming Facilities at the time in question (or as to any other matter to be resolved by an Expert hereunder), as the case may be, and any materials each of Landlord and Tenant wishes the Expert to consider when determining such Maximum Foreseeable Loss, replacement cost of the Facilities and the appropriate per annum yield for leases between owners and operators of Gaming Facilities (or as to any other matter to be resolved by an Expert hereunder), and the Expert will then make the relevant determination, by a “baseball arbitration” proceeding with the Expert limited to awarding only one or the other of the two positions submitted (and not any position in between or other compromise or ruling not consistent with one of the two positions submitted, except that in the case of a determination in respect of a dispute under Section 36.2(a), the Expert in its discretion may choose the position of one party with respect to the replacement cost of the Facilities as of the date of the expiration of this Master Lease and the position of the other party with respect to the appropriate per annum yield for leases between owners and operators of Gaming Facilities at the time in question), which shall then be binding on the parties hereto. The Expert, in his or her sole discretion, shall consider any and all materials that he or she deems relevant, except that there shall be no live hearings and the parties shall not be permitted to take discovery. The Expert may submit written questions or information requests to the parties, and the parties may respond with written materials within a time frame agreed by the parties or, absent agreement by the parties, set by the Expert.

(d) All communications between a party and either the Appointing Authority or the Expert shall also be copied to the other party. The parties shall cooperate in good faith to facilitate the valuation or other determination by the Expert.

(e) The costs of any Appointing Authority or Expert engaged with respect to any issue under Section 34.1(c) of this Master Lease shall be borne by the party against whom the Expert rules on such issue. If Landlord pays such Expert or Appointing Authority and is the prevailing party, such costs shall be Additional Charges hereunder and if Tenant pays such Expert or Appointing Authority and is the prevailing party, such costs shall be a credit against the next Rent payment hereunder.

ARTICLE XXXV

35.1 Notices. Any notice, request or other communication to be given by any party hereunder shall be in writing and shall be sent by registered or certified mail, postage prepaid and return receipt requested, by hand delivery or express courier service, by facsimile transmission or by an overnight express service to the following address:

To Tenant:	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

With a copy to: (that shall not constitute notice)	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (prior to consummation of the Merger Transaction):	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

And with copy to (which shall not constitute notice):	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (after the consummation of the Merger Transaction):	[ c/o] Gaming and Leisure Properties, Inc. 825 Berkshire Blvd., Suite 400 Wyomissing, Pennsylvania 19610 Attention: Chief Executive Officer Facsimile: (610) 401-2901

And with copy to (which shall not constitute notice):

or to such other address as either party may hereafter designate. Notice shall be deemed to have been given on the date of delivery if such delivery is made on a Business Day, or if not, on the first Business Day after delivery. If delivery is refused, Notice shall be deemed to have been given on the date delivery was first attempted. Notice sent by facsimile transmission shall be deemed given upon confirmation that such Notice was received at the number specified above or in a Notice to the sender.

ARTICLE XXXVI

36.1 Transfer of Tenant’s Property and Operational Control of the Facilities. Upon the written request (an “End of Term Gaming Asset Transfer Notice”) of Landlord either immediately prior to or in connection with the expiration or earlier termination of the Term, or of Tenant in connection with a termination of this Master Lease that occurs (i) either on the last date of the Initial Term or the last date of any Renewal Term, or

(ii) in the event Landlord exercises its right to terminate this Master Lease or repossess the Leased Property in accordance with the terms of this Master Lease and, provided that, in each of the foregoing clauses (i) or (ii), Tenant complies with the provisions of Section 36.3, Tenant shall transfer (or cause to be transferred) upon the expiration of the Term, or as soon thereafter as Landlord shall request, the business operations conducted by Tenant and its Subsidiaries at the Facilities (including, for the avoidance of doubt, all Tenant’s Property relating to each of the Facilities other than tradenames and trademarks, but including all customer lists and all other Facility specific information and assets) to a successor lessee or operator (or lessees or operators) of the Facilities (collectively, the “Successor Tenant”) designated pursuant to Section 36.2 for consideration to be received by Tenant (or its Subsidiaries) from the Successor Tenant in an amount equal to the fair market value of such business operations conducted at the Facilities and Tenant’s Property (including any Tenant Capital Improvements not funded by Landlord in accordance with Section 10.3) (the “Gaming Assets FMV”) as negotiated and agreed by Tenant and the Successor Tenant; provided, however, that in the event an End of Term Gaming Asset Transfer Notice is delivered hereunder, then notwithstanding the expiration or earlier termination of the Term, until such time that Tenant transfers the business operations conducted at the Facilities and Tenant’s Property to a Successor Tenant, Tenant shall (or shall cause its Subsidiaries to) continue to (and Landlord shall permit Tenant to maintain possession of the Leased Property to the extent necessary to) operate the Facilities in accordance with the applicable terms of this Master Lease and the course and manner in which Tenant (or its Subsidiaries) has operated the Facilities prior to the end of the Term (including, but not limited to, the payment of Rent hereunder). If Tenant and a potential Successor Tenant designated by Landlord cannot agree on the Gaming Assets FMV within a reasonable time not to exceed thirty (30) days after receipt of an End of Term Gaming Asset Transfer Notice hereunder, then such Gaming Assets FMV shall be determined, and Tenant’s transfer of Tenant’s Property to a Successor Tenant in consideration for a payment in such amount shall be determined and transferred, in accordance with the provisions of Section 36.2.

36.2 Determination of Successor Lessee and Gaming Assets FMV.

If not effected pursuant to Section 36.1, then the determination of the Gaming Assets FMV and the transfer of Tenant’s Property to a Successor Tenant in consideration for the Gaming Assets FMV shall be effected by (i) first, determining in accordance with Section 36.2(a) the rent that Landlord would be entitled to receive from Successor Tenant assuming a lease term of ten (10) years (the “Successor Tenant Rent”) pursuant to a lease agreement containing substantially the same terms and conditions of this Master Lease (other than, in the case of a new lease at the end of the final Renewal Term, the terms of this Article XXXVI, which will not be included in such new lease), (ii) second, identifying and designating in accordance with the terms of Section 36.2(b), a pool of qualified potential Successor Tenants (each, a “Qualified Successor Tenant”) prepared to lease the Facilities at the Successor Tenant Rent and to bid for the business operations (which will include a two (2) year transition license for tradenames and trademarks used at the Facilities) conducted at the Facilities and Tenant’s Property, and (iii) third, in accordance with the terms of Section 36.2(c), determining the highest price a Qualified Successor Tenant would agree to pay for Tenant’s Property and setting such highest price as the Gaming Assets FMV in exchange for which Tenant shall be required to transfer Tenant’s Property and Landlord will enter into a lease with such Qualified Successor Tenant on substantially the same terms and conditions of this Master Lease (other than, in the case of a new lease at the end of the final Renewal Term, the terms of this Article XXXVI, which will not be included in such new lease) through the remaining term of this Master Lease (assuming that this Master Lease will not have terminated prior to its natural expiration at the end of the final Renewal Term) or ten (10) years, whichever is greater for a rent calculated pursuant to Section 36.2(a) hereof. Notwithstanding anything in the contrary in this Article XXXVI, the transfer of Tenant’s Property will be conditioned upon the Successor Tenant obtaining the Gaming Licenses or the approval of the applicable regulatory agencies of the transfer of the Gaming Licenses and any other gaming assets to the Successor Tenant and/or the issuance of new gaming licenses as required by applicable Gaming Regulations and the relevant regulatory agencies both with respect to operating and suitability criteria, as the case may be.

(a) Determining Successor Tenant Rent. Landlord and Tenant shall first attempt to agree on the amount of Successor Tenant Rent that it will be assumed Landlord will be entitled to receive for a term of ten (10) years and pursuant to a lease containing substantially the same terms and conditions of this Master Lease (other than, in the case of a new lease at the end of the final Renewal Term, the terms of this Article XXXVI, which will not be included in such new lease). If Landlord and Tenant cannot agree on the Successor Tenant Rent amount within a reasonable time not to exceed sixty (60) days after receipt of an End of Term Gaming Asset Transfer Notice hereunder, then the Successor Tenant Rent shall be set as follows:

(i) for the period preceding the last day of the calendar month in which the thirty-fifth (35th) anniversary of the Commencement Date occurs, then the annual Successor Tenant Rent shall be an amount equal to the annual Rent that would have accrued under the terms of this Master Lease for such period (assuming the Master Lease will have not been terminated prior to its natural expiration); and

(ii) for the period following the last day of the calendar month in which the thirty-fifth (35th) anniversary of the Commencement Date occurs, then the Successor Tenant Rent shall be calculated in the same manner as Rent is calculated under this Master Lease.

(b) Designating Potential Successor Tenants. Landlord will select one and Tenant will select three additional (for a total of up to four) potential Qualified Successor Tenants prepared to lease the Facilities for the Successor Tenant Rent, each of whom must meet the criteria established for a Discretionary Transferee (and none of whom may be Tenant or an Affiliate of Tenant (it being understood and agreed that there shall be no restriction on Landlord or any Affiliate of Landlord from being a potential Qualified Successor Tenant), except in the case of termination of the Master Lease on the last day of the calendar month in which the thirty fifth (35th) anniversary of the Commencement Date occurs). Landlord and Tenant must designate their proposed Qualified Successor Tenants within ninety (90) days after receipt of an End of Term Gaming Asset Transfer Notice hereunder. In the event that Landlord or Tenant fails to designate such party’s allotted number of potential Qualified Successor Tenants, the other party may designate additional potential Qualified Successor Tenants such that the total number of potential Qualified Successor Tenants does not exceed four; provided that, in the event the total number of potential Qualified Successor Tenants is less than four, the transfer process will still proceed as set forth in Section 36.2(c) below.

(c) Determining Gaming Assets FMV. Tenant will have a three (3) month period to negotiate an acceptable sales price for Tenant’s Property with one of the Qualified Successor Tenants, which three (3) month period will commence immediately upon the conclusion of the steps set forth above in Section 36.2(b). If Tenant does not reach an agreement prior to the end of such three (3) month period, Landlord shall conduct an auction for Tenant’s Property among the four potential successor lessees, and Tenant will be required to transfer Tenant’s Property to the highest bidder.

36.3 Operation Transfer. Upon designation of a Successor Tenant (pursuant to either Section 36.1 or 36.2, as the case may be), Tenant shall reasonably cooperate and take all actions reasonably necessary (including providing all reasonable assistance to Successor Tenant) to effectuate the transfer of operational control of the Facilities to Successor Tenant in an orderly manner so as to minimize to the maximum extent possible any disruption to the continued orderly operation of the Facilities for its Primary Intended Use. Notwithstanding the expiration or earlier termination of the Term and anything to the contrary herein, unless Landlord consents to the contrary, until such time that Tenant transfers Tenant’s Property and operational control of the Facilities to a Successor Tenant in accordance with the provisions of this Article XXXVI, Tenant shall (or shall cause its Subsidiaries to) continue to (and Landlord shall permit Tenant to maintain possession of the Leased Property to the extent necessary to) operate the Facilities in accordance with the applicable terms of this Master Lease and the course and manner in which Tenant (or its Subsidiaries) has operated the Facilities prior to the end of the Term (including, but not limited to, the payment of Rent hereunder). Concurrently with the transfer of Tenant’s Property to Successor Tenant, Landlord and Successor Tenant shall execute a new master lease in accordance with the terms as set forth in the final clause of the first sentence of Section 36.2 hereof.

ARTICLE XXXVII

37.1 Attorneys’ Fees. If Landlord or Tenant brings an action or other proceeding against the other to enforce or interpret any of the terms, covenants or conditions hereof or any instrument executed pursuant to this

Master Lease, or by reason of any breach or default hereunder or thereunder, the party prevailing in any such action or proceeding and any appeal thereupon shall be paid all of its costs and reasonable outside attorneys’ fees incurred therein. In addition to the foregoing and other provisions of this Master Lease that specifically require Tenant to reimburse, pay or indemnify against Landlord’s attorneys’ fees, Tenant shall pay, as Additional Charges, all of Landlord’s reasonable outside attorneys’ fees incurred in connection with the enforcement of this Master Lease (except to the extent provided above), including reasonable attorneys’ fees incurred in connection with the review, negotiation or documentation of any subletting, assignment, or management arrangement or any consent requested in connection therewith, and the collection of past due Rent.

ARTICLE XXXVIII

38.1 Brokers. Tenant warrants that it has not had any contact or dealings with any Person or real estate broker which would give rise to the payment of any fee or brokerage commission in connection with this Master Lease, and Tenant shall indemnify, protect, hold harmless and defend Landlord from and against any liability with respect to any fee or brokerage commission arising out of any act or omission of Tenant. Landlord warrants that it has not had any contact or dealings with any Person or real estate broker which would give rise to the payment of any fee or brokerage commission in connection with this Master Lease, and Landlord shall indemnify, protect, hold harmless and defend Tenant from and against any liability with respect to any fee or brokerage commission arising out of any act or omission of Landlord.

ARTICLE XXXIX

39.1 Anti-Terrorism Representations. Tenant hereby represents and warrants that neither Tenant, nor, to the knowledge of Tenant, any persons or entities holding any legal or beneficial interest whatsoever in Tenant, are (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons” (collectively, “Prohibited Persons”). Tenant hereby represents and warrants to Landlord that no funds tendered to Landlord by Tenant under the terms of this Master Lease are or will be directly or indirectly derived from activities that may contravene U.S. federal, state or international laws and regulations, including anti-money laundering laws. If the foregoing representations are untrue at any time during the Term and Landlord suffers actual damages as a result thereof, an Event of Default will be deemed to have occurred, without the necessity of notice to Tenant.

Tenant will not during the Term of this Master Lease knowingly engage in any transactions or dealings, or knowingly be otherwise associated with, any Prohibited Persons in connection with the use or occupancy of the Leased Property. A breach of the representations contained in this Section 39.1 by Tenant as a result of which Landlord suffers actual damages shall constitute a material breach of this Master Lease and shall entitle Landlord to any and all remedies available hereunder, or at law or in equity.

ARTICLE XL

40.1 GLP REIT Protection. (a) The parties hereto intend that Rent and other amounts paid by Tenant hereunder will qualify as “rents from real property” within the meaning of Section 856(d) of the Code, or any similar or successor provision thereto and this Master Lease shall be interpreted consistent with this intent.

(b) Anything contained in this Master Lease to the contrary notwithstanding, Tenant shall not without Landlord’s advance written consent (which consent shall not be unreasonably withheld) (i) sublet, assign or enter into a management arrangement for the Leased Property on any basis such that the rental or other amounts to be paid by the subtenant, assignee or manager thereunder would be based, in whole or in part, on either (x) the income or profits derived by the business activities of the subtenant, assignee or manager or (y) any other formula such that any portion of any amount received by Landlord would fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Code, or any similar or successor provision thereto; (ii) furnish or render any services to the subtenant, assignee or manager or manage or operate the Leased Property so subleased, assigned or managed; (iii) sublet, assign or enter into a management arrangement for the Leased Property to any Person (other than a “taxable REIT subsidiary” (within the meaning of Section 856(l) of the Code) of GLP) in which Tenant, Landlord or GLP owns an interest, directly or indirectly (by applying constructive ownership rules set forth in Section 856(d)(5) of the Code); or (iv) sublet, assign or enter into a management arrangement for the Leased Property in any other manner which could cause any portion of the amounts received by Landlord pursuant to this Master Lease or any sublease to fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Code, or any similar or successor provision thereto, or which could cause any other income of Landlord to fail to qualify as income described in Section 856(c)(2) of the Code. The requirements of this Section 40.1(b) shall likewise apply to any further subleasing by any subtenant.

(c) Anything contained in this Master Lease to the contrary notwithstanding, the parties acknowledge and agree that Landlord, in its sole discretion, may assign this Master Lease or any interest herein to another Person (including without limitation, a “taxable REIT subsidiary” (within the meaning of Section 856(l) of the Code)) in order to maintain Landlord’s status as a “real estate investment trust” (within the meaning of Section 856(a) of the Code); provided, however, Landlord shall be required to (i) comply with any applicable legal requirements related to such transfer and (ii) give Tenant notice of any such assignment; and provided, further, that any such assignment shall be subject to all of the rights of Tenant hereunder.

(d) Anything contained in this Master Lease to the contrary notwithstanding, upon request of Landlord, Tenant shall cooperate with Landlord in good faith and at no cost or expense to Tenant, and provide such documentation and/or information as may be in Tenant’s possession or under Tenant’s control and otherwise readily available to Tenant as shall be reasonably requested by Landlord in connection with verification of GLP’s “real estate investment trust” (within the meaning of Section 856(a) of the Code) compliance requirements. Anything contained in this Master Lease to the contrary notwithstanding, Tenant shall take such reasonable action as may be requested by Landlord from time to time in order to ensure compliance with the Internal Revenue Service requirement that Rent allocable for purposes of Section 856 of the Code to personal property, if any, at the beginning and end of a calendar year does not exceed fifteen percent (15%) of the total Rent due hereunder as long as such compliance does not (i) increase Tenant’s monetary obligations under this Master Lease or (ii) materially and adversely increase Tenant’s nonmonetary obligations under this Master Lease or (iii) materially diminish Tenant’s rights under this Master Lease.

ARTICLE XLI

41.1 Survival. Anything contained in this Master Lease to the contrary notwithstanding, all claims against, and liabilities and indemnities of Tenant or Landlord arising prior to the expiration or earlier termination of the Term shall survive such expiration or termination.

41.2 Severability. If any term or provision of this Master Lease or any application thereof shall be held invalid or unenforceable, the remainder of this Master Lease and any other application of such term or provision shall not be affected thereby.

41.3 Non-Recourse. Tenant specifically agrees to look solely to the Leased Property for recovery of any judgment from Landlord (and Landlord’s liability hereunder shall be limited solely to its interest in the Leased Property, and no recourse under or in respect of this Master Lease shall be had against any other assets of

Landlord whatsoever). It is specifically agreed that no constituent partner in Landlord or officer or employee of Landlord shall ever be personally liable for any such judgment or for the payment of any monetary obligation to Tenant. The provision contained in the foregoing sentence is not intended to, and shall not, limit any right that Tenant might otherwise have to obtain injunctive relief against Landlord, or any action not involving the personal liability of Landlord. Furthermore, except as otherwise expressly provided herein, in no event shall Landlord ever be liable to Tenant for any indirect or consequential damages suffered by Tenant from whatever cause.

41.4 Successors and Assigns. This Master Lease shall be binding upon Landlord and its successors and assigns and, subject to the provisions of Article XXII, upon Tenant and its successors and assigns.

41.5 Governing Law. THIS MASTER LEASE WAS NEGOTIATED IN THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY. ACCORDINGLY, IN ALL RESPECTS THIS MASTER LEASE (AND ANY AGREEMENT FORMED PURSUANT TO THE TERMS HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OR CONFLICTS OF LAW) AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA, EXCEPT THAT ALL PROVISIONS HEREOF RELATING TO THE CREATION OF THE LEASEHOLD ESTATE AND ALL REMEDIES SET FORTH IN ARTICLE XVI RELATING TO RECOVERY OF POSSESSION OF THE LEASED PROPERTY OF ANY FACILITY (SUCH AS AN ACTION FOR UNLAWFUL DETAINER, IN REM ACTION OR OTHER SIMILAR ACTION) SHALL BE CONSTRUED AND ENFORCED ACCORDING TO, AND GOVERNED BY, THE LAWS OF THE STATE IN WHICH THE LEASED PROPERTY IS LOCATED.

41.6 Waiver of Trial by Jury. EACH OF LANDLORD AND TENANT ACKNOWLEDGES THAT IT HAS HAD THE ADVICE OF COUNSEL OF ITS CHOICE WITH RESPECT TO ITS RIGHTS TO TRIAL BY JURY UNDER THE CONSTITUTION OF THE UNITED STATES AND THE STATE. EACH OF LANDLORD AND TENANT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS MASTER LEASE (OR ANY AGREEMENT FORMED PURSUANT TO THE TERMS HEREOF) OR (ii) IN ANY MANNER CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF LANDLORD AND TENANT WITH RESPECT TO THIS MASTER LEASE (OR ANY AGREEMENT FORMED PURSUANT TO THE TERMS HEREOF) OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREINAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; EACH OF LANDLORD AND TENANT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY, AND THAT EITHER PARTY MAY FILE A COPY OF THIS SECTION WITH ANY COURT AS CONCLUSIVE EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

41.7 Entire Agreement. This Master Lease and the Exhibits and Schedules hereto constitute the entire and final agreement of the parties with respect to the subject matter hereof, and may not be changed or modified except by an agreement in writing signed by the parties and, with respect to the provisions set forth in Section 40.1, no such change or modification shall be effective without the explicit reference to such section by number and paragraph. Landlord and Tenant hereby agree that all prior or contemporaneous oral understandings, agreements or negotiations relative to the leasing of the Leased Property are merged into and revoked by this Master Lease.

41.8 Headings. All titles and headings to sections, subsections, paragraphs or other divisions of this Master Lease are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other contents of such sections, subsections, paragraphs or other divisions, such other content being controlling as to the agreement among the parties hereto.

41.9 Counterparts. This Master Lease may be executed in any number of counterparts, each of which shall be a valid and binding original, but all of which together shall constitute one and the same instrument.

41.10 Interpretation. Both Landlord and Tenant have been represented by counsel and this Master Lease and every provision hereof has been freely and fairly negotiated. Consequently, all provisions of this Master Lease shall be interpreted according to their fair meaning and shall not be strictly construed against any party.

41.11 Time of Essence. TIME IS OF THE ESSENCE OF THIS MASTER LEASE AND EACH PROVISION HEREOF IN WHICH TIME OF PERFORMANCE IS ESTABLISHED.

41.12 Further Assurances. The parties agree to promptly sign all documents reasonably requested to give effect to the provisions of this Master Lease. In addition, Landlord agrees to, at Tenant’s sole cost and expense, reasonably cooperate with all applicable gaming authorities in connection with the administration of their regulatory jurisdiction over Tenant’s Parent, Tenant and its Subsidiaries, including the provision of such documents and other information as may be requested by such gaming authorities relating to Tenant or any of its Subsidiaries or to this Master Lease and which are within Landlord’s reasonable control to obtain and provide.

41.13 Gaming Regulations. (a) Notwithstanding anything to the contrary in this Master Lease, this Master Lease and any agreement formed pursuant to the terms hereof are subject to the Gaming Regulations and the laws involving the sale, distribution and possession of alcoholic beverages (the “Liquor Laws”). Without limiting the foregoing, each of Tenant, Landlord, and each of Tenant’s or Landlord’s successors and assigns acknowledges that (i) it is subject to being called forward by the gaming authority or governmental authority enforcing the Liquor Laws (the “Liquor Authority”), in each of their discretion, for licensing or a finding of suitability or to file or provide other information, and (ii) all rights, remedies and powers under this Master Lease and any agreement formed pursuant to the terms hereof, including with respect to the entry into and ownership and operation of the Gaming Facilities, and the possession or control of gaming equipment, alcoholic beverages or a gaming or liquor license, may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of the Gaming Regulations and Liquor Laws and only to the extent that required approvals (including prior approvals) are obtained from the requisite governmental authorities.

(b) Notwithstanding anything to the contrary in this Master Lease or any agreement formed pursuant to the terms hereof, each of Tenant, Landlord, and each of Tenant’s or Landlord’s successors and assigns agrees to cooperate with each gaming authority and each Liquor Authority in connection with the administration of their regulatory jurisdiction over the parties hereto, including, without limitation, the provision of such documents or other information as may be requested by any such gaming authorities and/or Liquor Authorities relating to Tenant, Landlord, Tenant’s or Landlord’s successors and assigns or to this Master Lease or any agreement formed pursuant to the terms hereof.

41.14 Certain Provisions of Nevada Law. Pursuant to Section 108.234 of the Nevada Revised Statutes (as amended or supplemented from time to time, “NRS”), to the extent the Leased Property is located in Nevada, Landlord hereby informs Tenant that Tenant must comply with the requirements of NRS § 108.2403 and NRS § 108.2407. Tenant shall (a) take all actions necessary under laws of the State of Nevada to ensure that no liens encumbering Landlord’s interest in the Leased Property located in Nevada arise as a result of Capital Improvements by Tenant, which actions shall include, without limitation, the recording of a notice of posted security in the Office of the County Recorder of Clark County, Nevada, in accordance with NRS § 108.2403(1)(a), and (b) either (i) establish a construction disbursement account pursuant to NRS § 108.2403(1)(b)(1), or (ii) furnish and record, in accordance with NRS § 108.2403(1)(b)(2), a surety bond for the prime contract for such Capital Improvements at such Leased Property that meets the requirements of NRS § 108.2415. Tenant shall notify Landlord of the name and address of Tenant’s prime contractor who will be performing such Capital Improvements as soon as it is known. Tenant shall notify Landlord immediately upon the signing of any contract with the prime contractor for such Capital Improvements or other construction, alteration or repair of any portion of such Leased Property or any improvements to such Leased Property. Tenant may not enter such Leased Property to begin any alteration or other work in such Leased Property until Tenant has delivered evidence satisfactory to Landlord that Tenant has complied with the terms of this Section 41.14. Failure by Tenant to comply with the terms of this Section 41.14 shall permit Landlord to declare an Event of Default. Further, Landlord shall have the right to post and maintain any notices of non-responsibility.

41.15 Certain Provisions of Louisiana Law. For Facilities located in the State of Louisiana, Landlord hereby waives and releases all liens and privileges it may have now or hereafter on or against any personal property (e.g., movable property under Louisiana law) now or hereafter located on or about the Leased Property, whether such property is owned by Tenant or any other Person, including without limitation the lessor’s lien and privilege provided by Louisiana Civil Code Articles 2707—2710. This waiver and release shall be self-operative. However, Landlord shall, upon request of Tenant made from time to time, execute instruments reasonably required to effect or confirm this waiver and release.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Master Lease has been executed by Landlord and Tenant as of the date first written above.

LANDLORD:

[PINNACLE ENTERTAINMENT, INC.]

By:

Name:
Title:

TENANT:

[PINNACLE ENTERTAINMENT OPCO ENTITY]

By:

Name:
Title:

EXHIBIT A

LIST OF FACILITIES

Use
River City	St. Louis, MO	Dockside Gaming
Ameristar St. Charles	St. Charles, MO	Dockside Gaming
Ameristar Kansas City	Kansas City, MO	Dockside Gaming
Ameristar Council Bluffs	Council Bluffs, IA	Dockside Gaming
L’Auberge Baton Rouge	Baton Rouge, LA	Dockside Gaming
Ameristar Black Hawk	Black Hawk, CO	Land-based Gaming
Cactus Petes and Horseshu	Jackpot, NV	Land-based Gaming
Ameristar East Chicago	East Chicago, IN	Dockside Gaming
Belterra Resort	Florence, IN	Dockside Gaming
Boomtown Bossier City	Bossier City, LA	Dockside Gaming
L’Auberge Lake Charles	Lake Charles, LA	Dockside Gaming
Ameristar Vicksburg	Vicksburg, MS	Dockside Gaming
Boomtown New Orleans	Harvey, LA	Dockside Gaming

EXHIBIT B

LEGAL DESCRIPTIONS

See attached.

EXHIBIT C

GAMING LICENSES

Licensed Entity	Facility	State	Regulatory Authority	Regulatory Agency Address	Type of License
Pinnacle Entertainment, Inc.	Ameristar Black Hawk	CO	Colorado Division of Gaming	17301 W Colfax Ave, Ste 135 Golden, CO 80401	Change of Ownership Approval (02/19/2015)

Ameristar Casino Black Hawk, Inc. d/b/a Ameristar Casino Resort Spa Black Hawk	Ameristar Black Hawk	CO	Colorado Division of Gaming	17301 W Colfax Ave, Ste 135 Golden, CO 80401	Retailer Type 2 #14-50867 Operator Type 2 #14-50868 Mfg/Dist Type 2 #14-54679

Pinnacle Entertainment, Inc.	Ameristar East Chicago	IN	Indiana Gaming Commission	East Tower, Ste 1600 101 W Washington St Indianapolis, IN 46204	Transfer of Ownership Approval (06/27/2013)

Ameristar Casino East Chicago, LLC d/b/a Ameristar East Chicago Hotel & Casino	Ameristar East Chicago	IN	Indiana Gaming Commission	East Tower, Ste 1600 101 W Washington St Indianapolis, IN 46204	Casino Owners License

Belterra Resort Indiana, LLC d/b/a Belterra Casino Resort & Spa	Belterra Casino Resort & Spa	IN	Indiana Gaming Commission	East Tower, Ste 1600 101 W Washington St Indianapolis, IN 46204	Casino Owners License #475

Pinnacle Entertainment, Inc.	Ameristar Casino Hotel Council Bluffs	IA	Iowa Racing & Gaming Commission	1300 Des Moines St, Ste 100 Des Moines, IA 50309	Stock Purchase Approval (06/06/2013)

Ameristar Casino Council Bluffs, Inc. d/b/a Ameristar Casino Hotel Council Bluffs	Ameristar Casino Hotel Council Bluffs	IA	Iowa Racing & Gaming Commission	1300 Des Moines St, Ste 100 Des Moines, IA 50309	Gaming License

Pinnacle Entertainment, Inc.	All LA Facilities	LA	Louisiana Gaming Control Board	7901 Independence Blvd, Building A Baton Rouge, LA 70806	Found Suitable

PNK (BOSSIER CITY), Inc. d/b/a Boomtown Bossier City	Boomtown Bossier City	LA	Louisiana Gaming Control Board	7901 Independence Blvd, Building A Baton Rouge, LA 70806	Gaming License #R016500701

Louisiana-1 Gaming, a Louisiana Partnership in Commendam d/b/a Boomtown New Orleans	Boomtown New Orleans	LA	Louisiana Gaming Control Board	7901 Independence Blvd, Building A Baton Rouge, LA 70806	Gaming License #R012600196

PNK (Baton Rouge) Partnership d/b/a L’Auberge Baton Rouge	L’Auberge Baton Rouge	LA	Louisiana Gaming Control Board	7901 Independence Blvd, Building A Baton Rouge, LA 70806	Gaming License #R011000801

Licensed Entity	Facility	State	Regulatory Authority	Regulatory Agency Address	Type of License
PNK (LAKE CHARLES), L.L.C. d/b/a L’Auberge Lake Charles Hotel & Casino	L’Auberge Lake Charles Hotel & Casino	LA	Louisiana Gaming Control Board	7901 Independence Blvd, Building A Baton Rouge, LA 70806	Gaming License #R011001707

Pinnacle Entertainment, Inc.	Ameristar Casino Hotel Vicksburg	MS	Mississippi Gaming Commission	620 North Street, Ste 200 Jackson, MS 39202	Registration of Pinnacle as the publicly trading parent of ACVI (06/20/2013)

Ameristar Casino Vicksburg, Inc. d/b/a Ameristar Casino Hotel Vicksburg	Ameristar Casino Hotel Vicksburg	MS	Mississippi Gaming Commission	620 North Street, Ste 200 Jackson, MS 39202	Gaming License #959

Pinnacle Entertainment, Inc.	All MO Facilities	MO	Missouri Gaming Commission	3417 Knipp Drive Jefferson City, MO 65109	Class A License #MGC161281

Ameristar Casino Kansas City, Inc. d/b/a Ameristar Casino Hotel Kansas City	Ameristar Casino Hotel Kansas City	MO	Missouri Gaming Commission	3417 Knipp Drive Jefferson City, MO 65109	Class B License #MGC156053

Ameristar Casino St. Charles, Inc. d/b/a Ameristar Casino Resort Spa St. Charles	Ameristar Casino Resort Spa St. Charles	MO	Missouri Gaming Commission	3417 Knipp Drive Jefferson City, MO 65109	Class B License #MGC156055

PNK (River City), LLC d/b/a River City Casino	River City Casino	MO	Missouri Gaming Commission	3417 Knipp Drive Jefferson City, MO 65109	Class B License #MGC304795

Pinnacle Entertainment, Inc.	Cactus Pete’s Resort Casino and The Horseshu Hotel & Casino	NV	Nevada Gaming Commission/ Nevada Gaming Control Board	1919 College Parkway Carson City, NV 89706	Shelf Registration; Registration of Pinnacle as the publicly traded parent company of CPI, Inc.

Cactus Petes, Inc. d/b/a Cactus Pete’s Resort Casino d/b/a The Horseshu Hotel & Casino	Cactus Pete’s Resort Casino and The Horseshu Hotel & Casino	NV	Nevada Gaming Commission/ Nevada Gaming Control Board	1919 College Parkway Carson City, NV 89706	Nonrestricted Gaming: Cactus Pete’s #00166-01 Horseshu #00198-06

EXHIBIT D

FORM OF GUARANTY

This GUARANTY OF MASTER LEASE (this “Guaranty”), is made and entered into as of the     day of             , 201     by and between [                    ], a             ,             , a             and             , a             (each, “Guarantor”, and collectively, the “Guarantors”), and [            ] (“Landlord”).

RECITALS

A. Landlord and [            ] (“Tenant”) have entered into that certain Master Lease dated of even date herewith (as may be amended, restated, supplemented, waived or otherwise modified from time to time, the “Master Lease”). All capitalized terms used and not otherwise defined herein shall have the same meanings given such terms in the Master Lease.

B. Each Guarantor is an affiliate of the Tenant, will derive substantial benefits from the Master Lease and acknowledges and agrees that this Guaranty is given in accordance with the requirements of the Master Lease and that Landlord would not have been willing to enter into the Master Lease unless such Guarantor was willing to execute and deliver this Guaranty.

AGREEMENTS

NOW, THEREFORE, in consideration of Landlord entering into the Master Lease with Tenant, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor agrees as follows:

1. Guaranty. In consideration of the benefit derived or to be derived by it therefrom, as to the Master Lease, from and after the Commencement Date thereof, each Guarantor hereby unconditionally and irrevocably guarantees, as a primary obligor and not merely as a surety, (i) the payment when due of all Rent and all other sums payable by Tenant under the Master Lease, and (ii) the faithful and prompt performance when due of each and every one of the terms, conditions and covenants to be kept and performed by Tenant and its Affiliates under the Master Lease, including without limitation all indemnification obligations, insurance obligations, and all obligations to operate, rebuild, restore or replace any facilities or improvements now or hereafter located on the Leased Property covered by the Master Lease (collectively, the “Obligations”). In the event of the failure of Tenant to pay any such Rent or other sums, or to render any other performance required of Tenant and its Affiliates under the Master Lease, when due or within any applicable cure period, each Guarantor shall forthwith perform or cause to be performed all provisions of the Master Lease to be performed by Tenant and its Affiliates thereunder, and pay all reasonable costs of collection or enforcement and other damages that may result from the non-performance thereof to the full extent provided under the Master Lease. As to the Obligations, each Guarantor’s liability under this Guaranty is without limit except as provided in Section 12 hereof. Each Guarantor agrees that its guarantee provided herein constitutes a guarantee of payment when due and not of collection.

2. Survival of Obligations. The obligations of each Guarantor under this Guaranty shall survive and continue in full force and effect notwithstanding:

(a) any amendment, modification, or extension of the Master Lease pursuant to its terms;

(b) any compromise, release, consent, extension, indulgence or other action or inaction in respect of any terms of the Master Lease or any other guarantor;

(c) any substitution or release, in whole or in part, of any security for this Guaranty which Landlord may hold at any time;

(d) any exercise or non-exercise by Landlord of any right, power or remedy under or in respect of the Master Lease or any security held by Landlord with respect thereto, or any waiver of any such right, power or remedy;

(e) any bankruptcy, insolvency, reorganization, arrangement, adjustment, composition, liquidation, or the like of Tenant or any other guarantor;

(f) any limitation of Tenant’s liability under the Master Lease or any limitation of Tenant’s liability thereunder which may now or hereafter be imposed by any statute, regulation or rule of law, or any illegality, irregularity, invalidity or unenforceability, in whole or in part, of the Master Lease or any term thereof;

(g) subject to Section 13 hereof, any sale, lease, or transfer of all or any part of any interest in any Facility or any or all of the assets of Tenant to any other person, firm or entity other than to Landlord;

(h) any act or omission by Landlord with respect to any of the security instruments or any failure to file, record or otherwise perfect any of the same;

(i) any extensions of time for performance under the Master Lease;

(j) the release of Tenant from performance or observation of any of the agreements, covenants, terms or conditions contained in the Master Lease by operation of law or otherwise;

(k) the fact that Tenant may or may not be personally liable, in whole or in part, under the terms of the Master Lease to pay any money judgment;

(l) the failure to give Guarantor any notice of acceptance, default or otherwise;

(m) any other guaranty now or hereafter executed by Guarantor or anyone else in connection with the Master Lease;

(n) any rights, powers or privileges Landlord may now or hereafter have against any other person, entity or collateral; or

(o) any other circumstances, whether or not Guarantor had notice or knowledge thereof.

3. Primary Liability. The liability of Guarantor with respect to the Master Lease shall be primary, direct and immediate, and Landlord may proceed against Guarantor: (a) prior to or in lieu of proceeding against Tenant, its assets, any security deposit, or any other guarantor; and (b) prior to or in lieu of pursuing any other rights or remedies available to Landlord. All rights and remedies afforded to Landlord by reason of this Guaranty or by law are separate, independent and cumulative, and the exercise of any rights or remedies shall not in any way limit, restrict or prejudice the exercise of any other rights or remedies.

In the event of any default under the Master Lease, a separate action or actions may be brought and prosecuted against Guarantor whether or not Tenant is joined therein or a separate action or actions are brought against Tenant. Landlord may maintain successive actions for other defaults. Landlord’s rights hereunder shall not be exhausted by its exercise of any of its rights or remedies or by any such action or by any number of successive actions until and unless all indebtedness and Obligations the payment and performance of which are hereby guaranteed have been paid and fully performed.

4. Obligations Not Affected. In such manner, upon such terms and at such times as Landlord in its sole discretion deems necessary or expedient, and without notice to any Guarantor, Landlord may: (a) amend, alter, compromise, accelerate, extend or change the time or manner for the payment or the performance of any Obligation hereby guaranteed; (b) extend, amend or terminate the Master Lease; or (c) release Tenant by consent to any assignment (or otherwise) as to all or any portion of the Obligations hereby guaranteed, in each case pursuant to the terms of the Master Lease. Any exercise or non-exercise by Landlord of any right hereby given Landlord, dealing by Landlord with any Guarantor or any other guarantor, Tenant or any other person, or change, impairment, release or suspension of any right or remedy of Landlord against any person including Tenant and any other guarantor will not affect any of the Obligations of any Guarantor hereunder or give any Guarantor any recourse or offset against Landlord.

5. Waiver. With respect to the Master Lease, each Guarantor hereby waives and relinquishes all rights and remedies accorded by applicable law to sureties and/or guarantors or any other accommodation parties, under any statutory provisions, common law or any other provision of law, custom or practice, and agrees not to assert or take advantage of any such rights or remedies including, but not limited to:

(a) any right to require Landlord to proceed against Tenant or any other person or to proceed against or exhaust any security held by Landlord at any time or to pursue any other remedy in Landlord’s power before proceeding against such Guarantor or to require that Landlord cause a marshaling of Tenant’s assets or the assets, if any, given as collateral for this Guaranty or to proceed against Tenant and/or any collateral, including collateral, if any, given to secure such Guarantor’s obligation under this Guaranty, held by Landlord at any time or in any particular order;

(b) any defense that may arise by reason of the incapacity or lack of authority of any other person or persons;

(c) notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of Tenant, Landlord, any creditor of Tenant or such Guarantor or on the part of any other person whomsoever under this or any other instrument in connection with any obligation or evidence of indebtedness held by Landlord or in connection with any obligation hereby guaranteed;

(d) any defense based upon an election of remedies by Landlord which destroys or otherwise impairs the subrogation rights of such Guarantor or the right of such Guarantor to proceed against Tenant for reimbursement, or both;

(e) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal;

(f) any duty on the part of Landlord to disclose to such Guarantor any facts Landlord may now or hereafter know about Tenant, regardless of whether Landlord has reason to believe that any such facts materially increase the risk beyond that which such Guarantor intends to assume or has reason to believe that such facts are unknown to such Guarantor or has a reasonable opportunity to communicate such facts to Guarantor, it being understood and agreed that such Guarantor is fully responsible for being and keeping informed of the financial condition of Tenant and of all circumstances bearing on the risk of non-payment or non-performance of any Obligations or indebtedness hereby guaranteed;

(g) any defense arising because of Landlord’s election, in any proceeding instituted under the federal Bankruptcy Code, of the application of Section 1111(b)(2) of the federal Bankruptcy Code;

(h) any defense based on any borrowing or grant of a security interest under Section 364 of the federal Bankruptcy Code; and

(i) all rights and remedies accorded by applicable law to guarantors, including without limitation, any extension of time conferred by any law now or hereafter in effect and any requirement or notice of acceptance of this Guaranty or any other notice to which the undersigned may now or hereafter be entitled to the extent such waiver of notice is permitted by applicable law.

6. Information. Each Guarantor assumes all responsibility for being and keeping itself informed of the financial condition and assets of the Tenant and each other Guarantor, and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder and agrees that the Landlord will not have any duty to advise such Guarantor of information regarding such circumstances or risks.

7. No Subrogation. Until all Obligations of Tenant under the Master Lease have been satisfied and discharged in full, Guarantor shall have no right of subrogation and waives any right to enforce any remedy which Landlord now has or may hereafter have against Tenant and any benefit of, and any right to participate in, any security now or hereafter held by Landlord with respect to the Master Lease.

8. Agreement to Comply with terms of Master Lease. Each Guarantor hereby agrees (a) to comply with all terms of the Master Lease applicable to it, (b) that it shall take no action, and that it shall not omit to take any action, which action or omission, as applicable, would cause a breach of the terms of the Master Lease and (c) that it shall not commence an involuntary proceeding or file an involuntary petition in any court of competent jurisdiction seeking (i) relief in respect of the Tenant or any of its Subsidiaries, or of a substantial part of the property or assets of the Tenant or any of its Subsidiaries, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Tenant or any of its Subsidiaries or for a substantial part of the property or assets of the Tenant or any of its Subsidiaries.

9. Agreement to Pay; Contribution; Subordination. Without limitation of any other right of the Landlord at law or in equity, upon the failure of Tenant to pay any Obligation when and as the same shall become due, each Guarantor hereby promises to and will forthwith pay, or cause to be paid, to the Landlord in cash the amount of such unpaid Obligation. Each Guarantor hereby unconditionally and irrevocably agrees that in the event any payment shall be required to be made to the Landlord under this Guaranty, such Guarantor will contribute, to the maximum extent permitted by law, such amounts to each other Guarantor so as to maximize the aggregate amount paid to the Landlord in respect of this Guaranty and in respect of the Master Lease. Upon payment by any Guarantor of any sums to the Landlord as provided above, all rights of such Guarantor against the Tenant or any other Guarantor arising as a result thereof by way of subrogation, contribution, reimbursement, indemnity or otherwise shall be subject to the limitations set forth in this Section 9. If for any reason whatsoever Tenant or any Guarantor now or hereafter becomes indebted to any Guarantor or any Affiliate of any Guarantor, such indebtedness and all interest thereon shall at all times be subordinate to Tenant’s obligation to Landlord to pay as and when due in accordance with the terms of the Master Lease the guaranteed Obligations, it being understood that each Guarantor and each Affiliate of any Guarantor shall be permitted to receive payments from the Tenant or any Guarantor on account of such obligations except during the continuance of an Event of Default under the Master Lease relating to failure to pay amounts due under the Master Lease. During any time in which an Event of Default relating to failure to pay amounts due under the Master Lease has occurred and is continuing under the Master Lease (and provided that Guarantor has received written notice thereof), Guarantor agrees to make no claim for such indebtedness that does not recite that such claim is expressly subordinate to Landlord’s rights and remedies under the Master Lease.

10. Application of Payments. With respect to the Master Lease, and with or without notice to Guarantor, Landlord, in Landlord’s sole discretion and at any time and from time to time and in such manner and upon such terms as Landlord deems appropriate, may (a) apply any or all payments or recoveries following the occurrence and during the continuance of an Event of Default from Tenant or from any other guarantor under any other instrument or realized from any security, in such manner and order of priority as Landlord may determine, to any indebtedness or other obligation of Tenant with respect to the Master Lease and whether or not such indebtedness or other obligation is guaranteed hereby or is otherwise secured, and (b) refund to Tenant any payment received by Landlord under the Master Lease.

11. Guaranty Default. Upon the failure of any Guarantor to pay the amounts required to be paid hereunder when due following the occurrence and during the continuance of an Event of Default under the Master Lease, Landlord shall have the right to bring such actions at law or inequity, including appropriate injunctive relief, as it deems appropriate to compel compliance, payment or deposit, and among other remedies to recover its reasonable attorneys’ fees in any proceeding, including any appeal therefrom and any post judgment proceedings.

12. Maximum Liability. Each Guarantor and, by its acceptance of the guarantees provided herein, Landlord, hereby confirms that it is the intention of all such persons that the guarantees provided herein and the obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the United States Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to the guarantees provided herein and the obligations of each Guarantor hereunder. To effectuate the foregoing intention, Landlord hereby irrevocably agrees that the obligations of each Guarantor under this Guaranty shall be limited to the maximum amount as will result in such obligations not constituting a fraudulent transfer or conveyance.

13. Release. A Guarantor (other than Tenant’s Parent) shall automatically be released from its obligations hereunder (other than with respect to amounts then due and payable by such Guarantor) upon the consummation of any transaction permitted by the Master Lease, the result of which is that such Guarantor ceases to be a Subsidiary of the Tenant; provided that the Landlord shall have consented to such transaction to the extent such consent is required by the terms of the Master Lease; and provided further that a Change in Control (and any transaction related thereto) shall not be deemed to be permitted by the Master Lease without Landlord consent except to the extent any actual or deemed assignment under the Master Lease relating to such Change in Control is permitted under the Master Lease; and provided further that no release of such Guarantor shall be permitted or occur in a Foreclosure COC or a Foreclosure Assignment.

Tenant’s Parent shall automatically be released from its obligations hereunder (other than with respect to amounts then due and payable by Tenant’s Parent) upon the consummation of any transaction permitted by the Master Lease, the result of which is that the Tenant ceases to be a Subsidiary of Tenant’s Parent and ceases to be owned by Tenant’s Parent; provided that the Landlord shall have consented to such transaction to the extent such consent is required by the terms of the Master Lease; and provided further that a Change in Control (and any transaction related thereto) shall not be deemed to be permitted by the Master Lease without Landlord consent except to the extent any actual or deemed assignment under the Master Lease relating to such Change in Control is permitted under the Master Lease; and provided further that no release of Tenant’s Parent shall be permitted to occur in a Foreclosure COC or Foreclosure Assignment.

14. Additional Guarantors. Upon the execution and delivery by the Landlord and any subsidiary of the Tenant that is required to become a party hereto pursuant to the Master Lease of an instrument in the form of Appendix A hereto, such subsidiary shall become a Guarantor hereunder with the same force and effect as if originally named as a Guarantor herein. The execution and delivery of any such instrument shall not require the consent of any other party to this Guaranty. The rights and obligations of each party to this Guaranty shall remain in full force and effect notwithstanding the addition of any new party to this Guaranty.

15. Notices. Any notice, request or other communication to be given by any party hereunder shall be in writing and shall be sent by registered or certified mail, postage prepaid and return receipt requested, by hand delivery or express courier service, by facsimile transmission or by an overnight express service to the following address:

To Guarantor:	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

With a copy to: (that shall not constitute notice)	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (prior to consummation of the Merger Transaction, as defined in the Master Lease):	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

And with copy to (which shall not constitute notice):	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (after the consummation of the Merger Transaction, as defined in the Master Lease):	[ c/o] Gaming and Leisure Properties, Inc. 825 Berkshire Blvd., Suite 400 Wyomissing, Pennsylvania 19610 Attention: Chief Executive Officer Facsimile: (610) 401-2901

And with copy to (which shall not constitute notice):

or to such other address as either party may hereafter designate. Notice shall be deemed to have been given on the date of delivery if such delivery is made on a Business Day, or if not, on the first Business Day after delivery. If delivery is refused, Notice shall be deemed to have been given on the date delivery was first attempted. Notice sent by facsimile transmission shall be deemed given upon confirmation that such Notice was received at the number specified above or in a Notice to the sender.

16. Miscellaneous.

(a) No term, condition or provision of this Guaranty may be waived except by an express written instrument to that effect signed by Landlord. No waiver of any term, condition or provision of this Guaranty will be deemed a waiver of any other term, condition or provision, irrespective of similarity, or constitute a continuing waiver of the same term, condition or provision, unless otherwise expressly provided. No term, condition or provision of this Guaranty may be amended or modified with respect to any Guarantor except by an express written instrument to that effect signed by Landlord and the applicable Guarantor to which such amendment or modification is to be effective.

(b) If any one or more of the terms, conditions or provisions contained in this Guaranty is found in a final award or judgment rendered by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining terms, conditions and provisions of this Guaranty shall not in any way be affected or impaired thereby, and this Guaranty shall be interpreted and construed as if the invalid, illegal, or unenforceable term, condition or provision had never been contained in this Guaranty.

(c) THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT THAT THE LAWS OF THE STATE WHERE THE LEASED PROPERTY IS LOCATED SHALL GOVERN THIS AGREEMENT TO THE EXTENT NECESSARY (I) TO OBTAIN THE BENEFIT OF THE RIGHTS AND REMEDIES SET FORTH HEREIN WITH RESPECT TO ANY OF THE LEASED PROPERTY AND (II) FOR PROCEDURAL REQUIREMENTS WHICH MUST BE GOVERNED BY THE LAWS OF THE STATE. EACH GUARANTOR CONSENTS TO IN PERSONAM JURISDICTION BEFORE THE STATE AND FEDERAL COURTS OF NEW YORK AND AGREES THAT ALL DISPUTES CONCERNING THIS GUARANTY SHALL BE HEARD IN THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK. EACH GUARANTOR FURTHER CONSENTS TO IN PERSONAM JURISDICTION BEFORE THE STATE AND FEDERAL COURTS OF EACH STATE WITH RESPECT TO ANY ACTION COMMENCED BY LANDLORD SEEKING TO RETAKE POSSESSION OF ANY OR ALL OF THE LEASED PROPERTY IN WHICH GUARANTOR IS REQUIRED TO BE NAMED AS A NECESSARY PARTY. EACH GUARANTOR AGREES THAT SERVICE OF PROCESS MAY BE EFFECTED UPON IT UNDER ANY METHOD PERMISSIBLE UNDER THE LAWS OF THE STATE OF NEW YORK AND IRREVOCABLY WAIVES ANY OBJECTION TO VENUE IN THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK OR, TO THE EXTENT APPLICABLE IN ACCORDANCE WITH THE TERMS HEREOF, LOCATED IN THE STATE.

(d) EACH OF THE GUARANTORS, BY ITS EXECUTION OF THIS GUARANTY, AND LANDLORD, BY ITS ACCEPTANCE OF THIS GUARANTY, HEREBY WAIVE TRIAL BY JURY AND THE RIGHT THERETO IN ANY ACTION OR PROCEEDING OF ANY KIND ARISING ON, UNDER, OUT OF, BY REASON OF OR RELATING IN ANY WAY TO THIS GUARANTY OR THE INTERPRETATION, BREACH OR ENFORCEMENT THEREOF.

(e) In the event of any suit, action, arbitration or other proceeding to interpret this Guaranty, or to determine or enforce any right or obligation created hereby, the prevailing party in the action shall recover such party’s reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorneys’ fees and costs of appeal, post judgment enforcement proceedings (if any) and bankruptcy proceedings (if any). Any court, arbitrator or panel of arbitrators shall, in entering any judgment or making any award in any such suit, action, arbitration or other proceeding, in addition to any and all other relief awarded to such prevailing party, include in such judgment or award such party’s reasonable costs and expenses as provided in this Section 16(e).

(f) Each Guarantor (i) represents that it has been represented and advised by counsel in connection with the execution of this Guaranty; (ii) acknowledges receipt of a copy of the Master Lease; and (iii) further represents that such Guarantor has been advised by counsel with respect thereto. This Guaranty shall be construed and interpreted in accordance with the plain meaning of its language, and not for or against such Guarantor or Landlord, and as a whole, giving effect to all of the terms, conditions and provisions hereof.

(g) Except as provided in any other written agreement now or at any time hereafter in force between Landlord and any Guarantor, this Guaranty shall constitute the entire agreement of each Guarantor with Landlord with respect to the subject matter hereof, and no representation, understanding, promise or condition concerning the subject matter hereof will be binding upon Landlord or any Guarantor unless expressed herein.

(h) All stipulations, obligations, liabilities and undertakings under this Guaranty shall be binding upon each Guarantor and its respective successors and assigns and shall inure to the benefit of Landlord and to the benefit of Landlord’s successors and assigns.

(i) Whenever the singular shall be used hereunder, it shall be deemed to include the plural (and vice-versa) and reference to one gender shall be construed to include all other genders, including neuter, whenever the context of this Guaranty so requires. Section captions or headings used in the Guaranty are for convenience and reference only, and shall not affect the construction thereof.

(j) This Guaranty may be executed in any number of counterparts, each of which shall be a valid and binding original, but all of which together shall constitute one and the same instrument.

[Signature Page to Follow]

EXECUTED as of the date first set forth above.

GUARANTOR:

By:

Name:

Title:

LANDLORD:

By:

Name:

Title:

Appendix A

SUPPLEMENT NO.             dated as of             (this “Supplement”), to the GUARANTY OF MASTER LEASE (as amended, restated, supplemented or replaced, the “Guaranty”), dated as of             day of             , 20    by and between             , a             ,             , a             and             , a             (each, “Guarantor”, and collectively, the “Guarantors”) and [                    ] (“Landlord”).

A. Reference is made to that certain Master Lease, dated as of             , (the “Master Lease”), between Landlord and [            ] (“Tenant”).

B. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Guaranty.

C. The Guarantors have entered into the Guaranty in order to induce the Landlord to enter into the Master Lease. Section 14 of the Guaranty provides that additional Subsidiaries of the Tenant may become Guarantors under the Guaranty by execution and delivery of an instrument in the form of this Supplement. The undersigned subsidiary of Tenant (the “New Subsidiary”) is executing this Supplement in accordance with the requirements of the Master Lease to become a Guarantor under the Guaranty.

Accordingly, Landlord and the New Subsidiary agree as follows:

SECTION 1. In accordance with Section 14 of the Guaranty, the New Subsidiary by its signature below becomes a Guarantor under the Guaranty with the same force and effect as if originally named therein as a Guarantor, and the New Subsidiary hereby (a) agrees to all the terms and provisions of the Guaranty applicable to it as a Guarantor thereunder, and (b) represents and warrants that the representations and warranties made by it as a Guarantor thereunder are true and correct, in all material respects, on and as of the date hereof. Each reference to a “Guarantor” in the Guaranty shall be deemed to include the New Subsidiary. The Guaranty is hereby incorporated herein by reference.

SECTION 2. The New Subsidiary represents and warrants to the Landlord that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing.

SECTION 3. This Supplement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. This Supplement shall become effective when (a) the Landlord shall have received a counterpart of this Supplement that bears the signature of the New Subsidiary, and (b) the Landlord has executed a counterpart hereof.

SECTION 4. Except as expressly supplemented hereby, the Guaranty shall remain in full force and effect.

SECTION 5. THIS SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 6. In the event any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and in the Guaranty shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 15 of the Guaranty.

SECTION 8. The New Subsidiary agrees to reimburse Landlord for its reasonable out-of-pocket expenses in connection with this Supplement, including the reasonable fees, disbursements and other charges of counsel for Landlord.

IN WITNESS WHEREOF, the New Subsidiary and the Landlord have duly executed this Supplement to the Guaranty as of the day and year first above written.

[NAME OF NEW SUBSIDIARY]

By:
Name:
Title:

[ ],
as Landlord

By:
Name:
Title:

EXHIBIT E

FORM OF NONDISTURBANCE AND ATTORNMENT AGREEMENT

This NON-DISTURBANCE AND ATTORNMENT AGREEMENT (the “Agreement”) is dated as of             , and is by and among [LENDER], a [    ] [    ], having an address at [    ] (together with its successors and assigns, “Lender”1), and [            ], a             , having an office at             (“Tenant”).

WHEREAS, by a Master Lease (as amended, modified or otherwise supplemented, the “Lease”) dated as of             , between [            ] (“Landlord”) (or Landlord’s predecessor in title) and Tenant, Landlord leased to Tenant a portion of the Property, as said portion is more particularly described in the Lease (such portion of the Property hereinafter referred to as the “Premises”);

WHEREAS, Lender has made or intends to make a loan to Landlord (the “Loan”), which Loan shall be evidenced by one or more promissory notes (as the same may be amended, modified, restated, severed, consolidated, renewed, replaced, or supplemented from time to time, the “Promissory Note”) and secured by, among other things, that certain Mortgage or Deed of Trust, Assignment of Leases and Rents and Security Agreement (as the same may be amended, restated, replaced, severed, split, supplemented or otherwise modified from time to time, the “Mortgage”) encumbering the real property located in                     more particularly described on Exhibit A annexed hereto and made a part hereof (the “Property”);2

WHEREAS, Tenant acknowledges that Lender will rely on this Agreement in making the Loan to Landlord;

WHEREAS, Lender and Tenant desire to evidence their understanding with respect to the Mortgage and the Lease as hereinafter provided; and

WHEREAS, pursuant to Section 31.1 of the Lease, Tenant has agreed to deliver this Agreement and Lender has agreed not to disturb Tenant’s possessory rights in the Premises under the Lease on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the parties hereto hereby agree as follows:

1. Lender agrees that if Lender exercises any of its rights under the Mortgage, including entry or foreclosure of the Mortgage or exercise of a power of sale under the Mortgage, Lender, or any person who acquires any portion of the Property in a foreclosure or similar proceeding or in a transfer in lieu of any such foreclosure, (a) will not terminate or disturb Tenant’s right to use, occupy and possess the Premises, nor any of Tenant’s rights, privileges and options under the terms of the Lease, , so long as Tenant is not in default beyond any applicable grace period under any term, covenant or condition of the Lease and (b) will be bound by the provisions of Article XVII of the Lease for the benefit of each Permitted Leasehold Mortgagee. In addition, Lender or any person prosecuting such rights and remedies agrees that so long as the Lease has not been terminated on account of Tenant’s default that has continued beyond applicable notice and cure periods, Lender or such other person, as the case may be, shall not name or join Tenant as a defendant in any exercise of Lender’s or such person’s rights and remedies arising upon a default under the Mortgage unless applicable law requires Tenant to be made a party thereto as a condition to proceeding against Landlord. In the latter case, Lender or any person prosecuting such rights and remedies may join Tenant as a defendant in such action only for such purpose and not to terminate the Lease or otherwise adversely affect Tenant’s rights under the Lease or this Agreement in such action.

[1]	References to “Lender” may be modified to reflect an agent, trustee or other representative acting for a group of lenders or debt holders.
[2]	Subject to modification to reflect terms and type of financing secured by the applicable mortgage.

2. If, at any time Lender (or any person, or such person’s successors or assigns, who acquires the interest of Landlord under the Lease through foreclosure of the Mortgage or otherwise) shall succeed to the rights of Landlord under the Lease as a result of a default or event of default under the Mortgage, Tenant shall attorn to and recognize such person so succeeding to the rights of Landlord under the Lease (herein sometimes called “Successor Landlord”) as Tenant’s landlord under the Lease, said attornment to be effective and self-operative without the execution of any further instruments.

3. Landlord authorizes and directs Tenant to honor any written demand or notice from Lender instructing Tenant to pay rent or other sums to Lender rather than Landlord (a “Payment Demand”), regardless of any other or contrary notice or instruction which Tenant may receive from Landlord before or after Tenant’s receipt of such Payment Demand. Tenant may rely upon any notice, instruction, Payment Demand, certificate, consent or other document from, and signed by, Lender and shall have no duty to Landlord to investigate the same or the circumstances under which the same was given. Any payment made by Tenant to Lender or in response to a Payment Demand shall be deemed proper payment by Tenant of such sum pursuant to the Lease.

4. If Lender shall become the owner of the Property or the Property shall be sold by reason of foreclosure or other proceedings brought to enforce the Mortgage or if the Property shall be transferred by deed in lieu of foreclosure, Lender or any Successor Landlord shall not be:

(a) liable for any act or omission of any prior landlord (including Landlord) or bound by any obligation to make any payment to Tenant which was required to be made prior to the time Lender succeeded to any prior landlord (including Landlord); or

(b) obligated to cure any defaults of any prior landlord (including Landlord) which occurred, or to make any payment to Tenant which was required to be paid by any prior landlord (including Landlord), prior to the time that Lender or any Successor Landlord succeeded to the interest of such landlord under the Lease; or

(c) obligated to perform any construction obligations of any prior landlord (including Landlord) under the Lease or liable for any defects (latent, patent or otherwise) in the design, workmanship, materials, construction or otherwise with respect to improvements and buildings constructed on the Property; or

(d) subject to any offsets, defenses or counterclaims which Tenant may be entitled to assert against any prior landlord (including Landlord); or

(e) bound by any payment of rent or additional rent by Tenant to any prior landlord (including Landlord) for more than one month in advance; or

(f) bound by any amendment, modification, termination or surrender of the Lease made without the written consent of Lender.

Notwithstanding the foregoing, Tenant reserves its right to any and all claims or causes of action (i) against Landlord for prior losses or damages and (ii) against the Successor Landlord for all losses or damages arising from and after the date that such Successor Landlord takes title to the Property.

5. Tenant hereby represents, warrants, covenants and agrees to and with Lender:

(a) to deliver to Lender, by certified mail, return receipt requested, a duplicate of each notice of default delivered by Tenant to Landlord at the same time as such notice is given to Landlord and no such notice of default shall be deemed given by Tenant under the Lease unless and until a copy of such notice shall have been so delivered to Lender. Lender shall have the right (but shall not be obligated) to cure such default. Tenant shall accept performance by Lender of any term, covenant, condition or agreement to be performed by Landlord or its designee under the Lease with the same force and effect as though performed by Landlord. Tenant further agrees to afford Lender or its designee a period of thirty (30) days beyond any period afforded to Landlord for the curing of such default during which period Lender or its designee may elect (but shall not be obligated) to seek to cure such default, or, if such default cannot be cured within that time, then such additional time as may be necessary to cure such default (including but not limited to commencement of foreclosure proceedings) during which period Lender or its designee may elect (but shall not be obligated) to seek to cure such default, prior to taking any action to terminate the Lease. If the Lease shall terminate for any reason, upon Lender’s written request given within thirty (30) days after such termination, Tenant, within fifteen (15) days after such request, shall execute and deliver to Lender (or its designee to the extent constituting a permitted successor landlord under the Lease) a new lease of the Premises for the remainder of the term of the Lease and upon all of the same terms, covenants and conditions of the Lease;

(b) that Tenant is the sole owner of the leasehold estate created by the Lease; and

(c) to promptly certify in writing to Lender, in connection with any proposed assignment of the Mortgage, whether or not any default on the part of Landlord then exists under the Lease and to deliver to Lender any tenant estoppel certificates required under the Lease.

6. Tenant acknowledges that the interest of Landlord under the Lease is assigned to Lender solely as security for the Promissory Note3, and Lender shall have no duty, liability or obligation under the Lease or any extension or renewal thereof, unless Lender shall specifically undertake such liability in writing or Lender becomes and then only with respect to periods in which Lender becomes, the fee owner of the Property.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of New York4.

8. This Agreement and each and every covenant, agreement and other provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns (including, without limitation, any successor holder of the Promissory Note5) and may be amended, supplemented, waived or modified only by an instrument in writing executed by the party against which enforcement of the termination, amendment, supplement, waiver or modification is sought. Each Permitted Leasehold Mortgagee (as defined in the Lease) (for so long as such Permitted Leasehold Mortgagee (as defined in the Lease) holds a Permitted Leasehold Mortgage (as defined in the Lease)) is an intended third party beneficiary of Section 1(b) entitled to enforce the same as if a party to this Agreement.

9. All notices to be given under this Agreement shall be in writing and shall be deemed served upon receipt by the addressee if served personally or, if mailed, upon the first to occur of receipt or the refusal of delivery as shown on a return receipt, after deposit in the United States Postal Service certified mail, postage prepaid, addressed to the address of Landlord, Tenant or Lender appearing below. Such addresses may be changed by notice given in the same manner. If any party consists of multiple individuals or entities, then notice to any one of same shall be deemed notice to such party.

[3]	Subject to modification to reflect terms of debt.
[4]	Subject to modification solely and to the extent the law of any jurisdiction in which the Premises are located is required to govern the subordination of Tenant’s interests in such jurisdiction.
[5]	Subject to modification to reflect terms of debt.

To Lender:	[ ] [ ] [ ] [ ]

With a copy to: (that shall not constitute notice)	[ ] [ ] [ ] [ ]

To Tenant:	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

With a copy to: (that shall not constitute notice)	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (prior to consummation of the Merger Transaction, as defined in the Master Lease):	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

And with copy to (which shall not constitute notice):	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (after the consummation of the Merger Transaction, as defined in the Master Lease):	[ c/o] Gaming and Leisure Properties, Inc. 825 Berkshire Blvd., Suite 400 Wyomissing, Pennsylvania 19610 Attention: Chief Executive Officer Facsimile: (610) 401-2901

And with copy to (which shall not constitute notice):

10. If this Agreement conflicts with the Lease, then this Agreement shall govern as between the parties and any Successor Landlord, including upon any attornment pursuant to this Agreement. This Agreement supersedes, and constitutes full compliance with, any provisions in the Lease that provide for subordination of the Lease to, or for delivery of nondisturbance agreements by the holder of, the Mortgage.

11. In the event Lender shall acquire Landlord’s interest in the Premises, Tenant shall look only to the estate and interest, if any, of Lender in the Property for the satisfaction of Tenant’s remedies for the collection of a judgment (or other judicial process) requiring the payment of money in the event of any default by Lender as a Successor Landlord under the Lease or under this Agreement, and no other property or assets of Lender shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant’s remedies under or with respect to the Lease, the relationship of the landlord and tenant under the Lease or Tenant’s use or occupancy of the Premises or any claim arising under this Agreement.

12. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to be enforceable, or if such modification is not practicable, such provision shall be deemed deleted from this Agreement, and the other provisions of this Agreement shall remain in full force and effect, and shall be liberally construed in favor of Lender.

13. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT F

FORM OF SUBORDINATION, NONDISTURBANCE

AND ATTORNMENT AGREEMENT

This SUBORDINATION, NON-DISTURBANCE, AND ATTORNMENT AGREEMENT (the “Agreement”) is dated as of                     , and is by and among [LENDER], a [        ] [        ], having an address at [        ] (together with its successors and assigns, “Lender”11), [        ], a Delaware corporation, having an office at [        ] (“Landlord”), and [        ], a                     , having an office at                     (“Tenant”).

WHEREAS, by a Master Lease (as amended, modified or supplemented, the “Lease”) dated as of                     , between Landlord (or Landlord’s predecessor in title) and Tenant, Landlord leased to Tenant a portion of the Property, as said portion is more particularly described in the Lease (such portion of the Property hereinafter referred to as the “Premises”);

WHEREAS, Lender has made or intends to make a loan to Landlord (the “Loan”), which Loan shall be evidenced by one or more promissory notes (as the same may be amended, modified, restated, severed, consolidated, renewed, replaced, or supplemented from time to time, the “Promissory Note”) and secured by, among other things, that certain Mortgage or Deed of Trust, Assignment of Leases and Rents and Security Agreement (as the same may be amended, restated, replaced, severed, split, supplemented or otherwise modified from time to time, the “Mortgage”) encumbering the real property located in                      more particularly described on Exhibit A annexed hereto and made a part hereof (the “Property”);12

WHEREAS, Tenant acknowledges that Lender will rely on this Agreement in making the Loan to Landlord;

WHEREAS, Lender and Tenant desire to evidence their understanding with respect to the Mortgage and the Lease as hereinafter provided; and

WHEREAS, pursuant to Section 31.1 of the Lease, Tenant has agreed to deliver this Agreement and will subordinate the Lease to the Security Instruments and to the lien thereof and, in consideration of Tenant’s delivery of this Agreement, Lender has agreed not to disturb Tenant’s possessory rights in the Premises under the Lease on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the parties hereto hereby agree as follows:

1. Tenant covenants, stipulates and agrees that the Lease and all of Tenant’s right, title and interest in and to the Property thereunder (including but not limited to any option to purchase, right of first refusal to purchase or right of first offer to purchase the Property or any portion thereof) is hereby, and shall at all times continue to be, subordinated and made secondary and inferior in each and every respect to the Mortgage and the lien thereof, to all of the terms, conditions and provisions thereof and to any and all advances made or to be made thereunder, so that at all times the Mortgage shall be and remain a lien on the Property prior to and superior to the Lease for all purposes, subject to the provisions set forth herein. Subordination is to have the same force and effect as if the Mortgage and such renewals, modifications, consolidations, replacements and extensions had been executed, acknowledged, delivered and recorded prior to the Lease, any amendments or modifications thereof and any notice thereof.

2. Lender agrees that if Lender exercises any of its rights under the Mortgage, including entry or foreclosure of the Mortgage or exercise of a power of sale under the Mortgage, Lender, or any person who acquires any portion of the Property in a foreclosure or similar proceeding or in a transfer in lieu of any such foreclosure, (a) will not terminate or disturb Tenant’s right to use, occupy and possess the Premises, nor any of Tenant’s

[11]	References to “Lender” may be modified to reflect an agent, trustee or other representative acting for a group of debt holders.
[12]	Subject to modification to reflect terms and type of financing secured by the applicable mortgage.

rights, privileges and options under the terms of the Lease, so long as Tenant is not in default beyond any applicable grace period under any term, covenant or condition of the Lease and (b) will be bound by the provisions of Article XVII of the Lease for the benefit of each Permitted Leasehold Mortgagee. In addition, Lender or any person prosecuting such rights and remedies agrees that so long as the Lease has not been terminated on account of Tenant’s default that has continued beyond applicable notice and cure periods, Lender or such other person, as the case may be, shall not name or join Tenant as a defendant in any exercise of Lender’s or such person’s rights and remedies arising upon a default under the Mortgage unless applicable law requires Tenant to be made a party thereto as a condition to proceeding against Landlord. In the latter case, Lender or any person prosecuting such rights and remedies may join Tenant as a defendant in such action only for such purpose and not to terminate the Lease or otherwise adversely affect Tenant’s rights under the Lease or this Agreement in such action.

3. If, at any time Lender (or any person, or such person’s successors or assigns, who acquires the interest of Landlord under the Lease through foreclosure of the Mortgage or otherwise) shall succeed to the rights of Landlord under the Lease as a result of a default or event of default under the Mortgage, Tenant shall attorn to and recognize such person so succeeding to the rights of Landlord under the Lease (herein sometimes called “Successor Landlord”) as Tenant’s landlord under the Lease, said attornment to be effective and self-operative without the execution of any further instruments.

4. Landlord authorizes and directs Tenant to honor any written demand or notice from Lender instructing Tenant to pay rent or other sums to Lender rather than Landlord (a “Payment Demand”), regardless of any other or contrary notice or instruction which Tenant may receive from Landlord before or after Tenant’s receipt of such Payment Demand. Tenant may rely upon any notice, instruction, Payment Demand, certificate, consent or other document from, and signed by, Lender and shall have no duty to Landlord to investigate the same or the circumstances under which the same was given. Any payment made by Tenant to Lender or in response to a Payment Demand shall be deemed proper payment by Tenant of such sum pursuant to the Lease.

5. If Lender shall become the owner of the Property or the Property shall be sold by reason of foreclosure or other proceedings brought to enforce the Mortgage or if the Property shall be transferred by deed in lieu of foreclosure, Lender or any Successor Landlord shall not be:

(a) liable for any act or omission of any prior landlord (including Landlord) or bound by any obligation to make any payment to Tenant which was required to be made prior to the time Lender succeeded to any prior landlord (including Landlord); or

(b) obligated to cure any defaults of any prior landlord (including Landlord) which occurred, or to make any payment to Tenant which was required to be paid by any prior landlord (including Landlord), prior to the time that Lender or any Successor Landlord succeeded to the interest of such landlord under the Lease; or

(c) obligated to perform any construction obligations of any prior landlord (including Landlord) under the Lease or liable for any defects (latent, patent or otherwise) in the design, workmanship, materials, construction or otherwise with respect to improvements and buildings constructed on the Property; or

(d) subject to any offsets, defenses or counterclaims which Tenant may be entitled to assert against any prior landlord (including Landlord); or

(e) bound by any payment of rent or additional rent by Tenant to any prior landlord (including Landlord) for more than one month in advance; or

(f) bound by any amendment, modification, termination or surrender of the Lease made without the written consent of Lender.

Notwithstanding the foregoing, Tenant reserves its right to any and all claims or causes of action (i) against Landlord for prior losses or damages and (ii) against the Successor Landlord for all losses or damages arising from and after the date that such Successor Landlord takes title to the Property.

6. Tenant hereby represents, warrants, covenants and agrees to and with Lender:

(a) to deliver to Lender, by certified mail, return receipt requested, a duplicate of each notice of default delivered by Tenant to Landlord at the same time as such notice is given to Landlord and no such notice of default shall be deemed given by Tenant under the Lease unless and until a copy of such notice shall have been so delivered to Lender. Lender shall have the right (but shall not be obligated) to cure such default. Tenant shall accept performance by Lender or its designee of any term, covenant, condition or agreement to be performed by Landlord under the Lease with the same force and effect as though performed by Landlord. Tenant further agrees to afford Lender or the designee a period of thirty (30) days beyond any period afforded to Landlord or its designee for the curing of such default during which period Lender or its designee may elect (but shall not be obligated) to seek to cure such default, or, if such default cannot be cured within that time, then such additional time as may be necessary to cure such default (including but not limited to commencement of foreclosure proceedings) during which period Lender or its designee may elect (but shall not be obligated) to seek to cure such default, prior to taking any action to terminate the Lease. If the Lease shall terminate for any reason, upon Lender’s written request given within thirty (30) days after such termination, Tenant, within fifteen (15) days after such request, shall execute and deliver to Lender (or its designee to the extent constituting a permitted successor landlord under the Lease) a new lease of the Premises for the remainder of the term of the Lease and upon all of the same terms, covenants and conditions of the Lease;

(b) that Tenant is the sole owner of the leasehold estate created by the Lease; and

(c) to promptly certify in writing to Lender, in connection with any proposed assignment of the Mortgage, whether or not any default on the part of Landlord then exists under the Lease and to deliver to Lender any tenant estoppel certificates required under the Lease.

7. Tenant acknowledges that the interest of Landlord under the Lease is assigned to Lender solely as security for the Promissory Note13, and Lender shall have no duty, liability or obligation under the Lease or any extension or renewal thereof, unless Lender shall specifically undertake such liability in writing or Lender becomes and then only with respect to periods in which Lender becomes, the fee owner of the Property.

8. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.14

9. This Agreement and each and every covenant, agreement and other provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns (including, without limitation, any successor holder of the Promissory Note15) and may be amended, supplemented, waived or modified only by an instrument in writing executed by the party against which enforcement of the termination, amendment, supplement, waiver or modification is sought. Each Permitted Leasehold Mortgagee (as defined in the Lease) (for so long as such Permitted Leasehold Mortgagee (as defined in the Lease) holds a Permitted Leasehold Mortgage (as defined in the Lease)) is an intended third party beneficiary of Section 2(b) entitled to enforce the same as if a party to this Agreement.

10. All notices to be given under this Agreement shall be in writing and shall be deemed served upon receipt by the addressee if served personally or, if mailed, upon the first to occur of receipt or the refusal of delivery as shown on a return receipt, after deposit in the United States Postal Service certified mail, postage prepaid, addressed to the address of Landlord, Tenant or Lender appearing below. Such addresses may be changed by notice given in the same manner. If any party consists of multiple individuals or entities, then notice to any one of same shall be deemed notice to such party.

[13]	Subject to modification to reflect terms of debt.
[14]	Subject to modification solely and to the extent the law of any jurisdiction in which the Premises are located is required to govern the subordination of Tenant’s interests in such jurisdiction.
[15]	Subject to modification to reflect terms of debt.

To Lender:	[ ] [ ] [ ] [ ]

With a copy to: (that shall not constitute notice)	[ ] [ ] [ ] [ ]

To Tenant:	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

With a copy to: (that shall not constitute notice)	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (prior to consummation of the Merger Transaction, as defined in the Master Lease):	[ ] 3980 Howard Hughes Parkway Las Vegas, NV 89169 Attention: [ ] Facsimile: [ ]

And with copy to (which shall not constitute notice):	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Attention: Evan R. Levy, Esq. Facsimile: (917) 777-3889

To Landlord (after the consummation of the Merger Transaction, as defined in the Master Lease):	[ c/o] Gaming and Leisure Properties, Inc. 825 Berkshire Blvd., Suite 400 Wyomissing, Pennsylvania 19610 Attention: Chief Executive Officer Facsimile: (610) 401-2901
And with copy to (which shall not constitute notice):

11. If this Agreement conflicts with the Lease, then this Agreement shall govern as between the parties and any Successor Landlord, including upon any attornment pursuant to this Agreement. This Agreement supersedes, and constitutes full compliance with, any provisions in the Lease that provide for subordination of the Lease to, or for delivery of nondisturbance agreements by the holder of, the Mortgage.

12. In the event Lender shall acquire Landlord’s interest in the Premises, Tenant shall look only to the estate and interest, if any, of Lender in the Property for the satisfaction of Tenant’s remedies for the collection of a judgment (or other judicial process) requiring the payment of money in the event of any default by Lender as a Successor Landlord under the Lease or under this Agreement, and no other property or assets of Lender shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant’s remedies under or with respect to the Lease, the relationship of the landlord and tenant under the Lease or Tenant’s use or occupancy of the Premises or any claim arising under this Agreement.

13. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to be enforceable, or if such modification is not practicable, such provision shall be deemed deleted from this Agreement, and the other provisions of this Agreement shall remain in full force and effect, and shall be liberally construed in favor of Lender.

14. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

EXHIBIT C

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND BETWEEN

[OPCO]

PINNACLE ENTERTAINMENT, INC.

AND,

SOLELY WITH RESPECT TO Article VIII,

GAMING AND LEISURE PROPERTIES, INC.

Dated [            ]

SCHEDULES

Schedule 1.1(a)	Pinnacle Contracts

Schedule 1.1(b)	Transfer Fee

Schedule 2.1(a)	Plan of Reorganization

Schedule 2.3(a)	Pinnacle Assets

Schedule 2.3(b)	OpCo Assets

Schedule 2.4(a)	Pinnacle Liabilities

Schedule 2.4(b)	OpCo Liabilities

Schedule 2.6(g)	Certain Leases

Schedule 6.4(a)(ii)	Pinnacle Assumed Actions

Schedule 6.4(b)(i)	Pinnacle Transferred Actions

EXHIBITS

Exhibit A	Form of Restrictive Declaration

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of [            ] (this “Agreement”), is by and between [OpCo], a Delaware corporation (“OpCo”), Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”), and, solely with respect to Article VIII, Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”).

W I T N E S S E T H:

WHEREAS, Pinnacle, GLPI, and Gold Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), have entered into that certain Agreement and Plan of Merger, dated as July 20, 2015 (the “Merger Agreement”), providing for, among other things, the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving such merger (the “Merger”) as a wholly-owned Subsidiary of GLPI;

WHEREAS, on the terms and subject to the conditions contained herein, prior to the consummation of the Merger, Pinnacle shall separate its operations into an independent publicly-traded company by means of the Distribution (as defined below), all as more fully described in this Agreement and the agreements and actions contemplated by this Agreement (the “Reorganization”);

WHEREAS, in order to effect the Reorganization, immediately prior to the Effective Time (as defined in the Merger Agreement), Pinnacle shall distribute, on a pro rata basis, all of the issued and outstanding shares of OpCo Common Stock (as defined below) owned by Pinnacle to record holders of shares of common stock, par value $0.10 per share (“Pinnacle Common Stock”), of Pinnacle (the “Distribution”);

WHEREAS, in connection with the Merger and the agreements contemplated thereby, including the Transactions (as defined below), Pinnacle, for the benefit of OpCo, has entered into the Company Financing Commitment (as defined below) in order to, among other things, make the OpCo Cash Payment (as defined below);

WHEREAS, the board of directors of Pinnacle (the “Pinnacle Board of Directors”) has approved the Reorganization;

WHEREAS, it is a condition to the Merger that, prior to the Effective Time, the Reorganization and Distribution be consummated in accordance with the terms of this Agreement; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and to set forth certain other agreements that will, following the Distribution, govern certain matters relating to the Reorganization and the Distribution and the relationship of Pinnacle, OpCo and their respective Affiliates.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition and the definitions of “Pinnacle Group” and “OpCo Group,” “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Time of Distribution and for purposes of this Agreement and the other Transaction Documents, no member of the OpCo Group shall be deemed to be an Affiliate of any member of the Pinnacle Group, and no member of the Pinnacle Group shall be deemed to be an Affiliate of any member of the OpCo Group.

“Agreement” has the meaning set forth in the Preamble.

“Approval Costs” means any fees, costs or expenses associated with the obtaining or making of the Required Approvals, other than the Transfer Fee.

“Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

“Assets” means, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including the following:

(a) all accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form and including all architectural, structural, service manuals, engineering and mechanical plans, electrical, soil, wetlands, environmental, and similar reports, studies and audits in a Person’s possession or control;

(b) all office, hotel, casino, barge, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, fittings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), passenger/delivery vehicles, computer hardware and IT hardware systems, reservations terminals, software, point of sale equipment, two-way security radios and base station, machinery, spare parts, apparatus, appliances, draperies, art work, carpeting, keys, building materials, telephones and other communications equipment, televisions, maintenance equipment, tools, signs and signage, office supplies, engineering, maintenance and cleaning supplies and other supplies of all kinds, stationery and printing, linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage, alcoholic beverage inventories and all other articles of tangible personal property;

(c) all interests in Real Property;

(d) (i) all interests in any capital stock or other equity interests of any Subsidiary or any other Person, (ii) all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and (iv) all other investments in securities of any Person;

(e) all license agreements, leases of personal property, supplies, parts or services and other contracts, agreements or commitments;

(f) all deposits, letters of credit and performance and surety bonds;

(g) all written (including in electronic form) or oral technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third Persons;

(h) all Intellectual Property and Technology;

(i) all Software;

(j) all cost information, sales data, customer lists, markers, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, formulations and specifications, bookings, contracts, reservations, advertising, marketing and promotional materials, telephone numbers, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(k) all prepaid expenses, trade accounts and other accounts and notes receivable;

(l) all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(m) all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(n) all licenses, permits, approvals and authorizations which have been issued by any Governmental Authority;

(o) all Cash and Cash Equivalents, bank accounts, lock boxes and other deposit arrangements; and

(p) all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

“Belterra Park” means PNK (Ohio), LLC, any of its Subsidiaries and any Assets and Liabilities held therein, including any real property interest.

“Cash and Cash Equivalents” means, as of any date of determination, all cash and cash equivalents determined in accordance with GAAP, all Restricted Cash and all marketable securities.

“Closing Existing Indebtedness” means the amount of Existing Indebtedness as of the Distribution Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Financing Commitment” has the meaning set forth in the Merger Agreement.

“CPR” means the International Institute for Conflict Prevention & Resolution.

“CPR Arbitration Rules” has the meaning set forth in Section 7.2(a).

“Delaware Courts” has the meaning set forth in Section 7.2(d).

“Dispute” has the meaning set forth in Section 7.1(a).

“Distribution” has the meaning set forth in the Recitals.

“Distribution Agent” means [●].

“Distribution Date” means the date on which the Distribution to Pinnacle’s stockholders is effective.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement in substantially the form attached as Exhibit A to the Merger Agreement, to be entered into by and between Pinnacle and OpCo on or prior to the Distribution Date.

“Environmental Law” means any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials or the protection of or prevention of harm to human health and safety.

“Estimated Existing Indebtedness” means an amount of Existing Indebtedness equal to three billion six hundred seventy five million dollars ($3,675,000,000).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

“Existing Indebtedness” means (i) $850.0 million principal amount of 6.375% Senior Notes issued by Pinnacle due 2021; (ii) $1.04 billion principal amount of 7.50% Senior Notes issued by Ameristar Casinos, Inc. due 2021; (iii) $325.0 million principal amount of 7.75% Senior Subordinated Notes issued by Pinnacle due 2022; (iv) $350.0 million principal amount of 8.75% Senior Subordinated Notes issued by Pinnacle due 2020 and (v) the aggregate principal amount of obligations outstanding under the Amended and Restated Credit Agreement, dated August 13, 2013, by and among Pinnacle, as borrower, the financial institutions party thereto as lenders, and JPMorgan Chase Bank, N.A. as Administrative Agent; but excluding, for avoidance of doubt, any and all accrued and unpaid interest on the items listed in clauses (i) through (v) above.

“Fee Letter” shall have the meaning set forth in Section 2.2(f).

“Force Majeure” means, with respect to a party, an event beyond the control of such party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such party (or such Person), or, if it could have reasonably been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one (1) or more acts of terrorism or failure of energy sources. Notwithstanding the foregoing, the receipt by a party of an unsolicited takeover offer or other acquisition proposal, even if unforeseen or unavoidable and such party’s response thereto shall not be deemed an event of Force Majeure.

“Form 10” means the registration statement on Form 10 filed by OpCo with the SEC relating to the OpCo Common Stock, as amended from time to time.

“GLPI” has the meaning set forth in the Preamble.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Group” means the Pinnacle Group or the OpCo Group, as the context requires.

“Guaranteed Obligations” has the meaning set forth in Section 8.14(a).

“Hazardous Materials” means any chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any natural or artificial substance (whether solid, liquid or gas, noise, ion, vapor or electromagnetic) which could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, toxic mold, lead (including lead-based paint), electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

“Indemnification Trust Agreement” means that certain Indemnification Trust Agreement dated as of August 16, 2005 by and between Pinnacle Entertainment, Inc. and Wilmington Trust Company and, as an additional party, Bruce Leslie, as Beneficiaries’ Representative.

“Indemnified Party” has the meaning set forth in Section 5.4(a).

“Indemnifying Party” has the meaning set forth in Section 5.4(a).

“Indemnity Payment” has the meaning set forth in Section 5.4(a).

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Insurance Proceeds” means those monies (i) received by an insured from an insurance carrier, (ii) paid by an insurance carrier on behalf of the insured or (iii) received (including by way of set off) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any other foreign or multinational jurisdiction: (i) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (ii) trademarks, service marks, brand names, trade names, service names, trade dress, logos, slogans, symbols and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (iii) Internet domain names, (iv) copyrightable works, copyrights, moral rights, mask work rights, database rights, assumed names, corporate names, fictitious names and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (v) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, in each case, other than Software, and (vi) intellectual property rights arising from or in respect of any Technology.

“IRS” means the United States Internal Revenue Service.

“Law” means any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Leased Property” has the meaning set forth in the Master Lease.

“Liabilities” means any and all debts, guarantees, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any third Person product liability claim), demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Master Lease” means the Master Lease Agreement, in substantially the form attached as Exhibit B to the Merger Agreement, to be entered into by Pinnacle and OpCo as of the Time of Distribution.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act, including the New York Stock Exchange and NASDAQ.

“OpCo” has the meaning set forth in the Preamble.

“OpCo Assets” has the meaning set forth in Section 2.3(b).

“OpCo Assumed Actions” has the meaning set forth in Section 6.4(a)(i).

“OpCo Business” means the businesses and operations conducted prior to the Time of Distribution by any member of the Pinnacle Group that are not included in the Pinnacle Business, including the business of conducting gaming and hospitality operations. For the avoidance of doubt, OpCo Business shall exclude any Pinnacle Asset or Pinnacle Liability.

“OpCo Cash Payment” has the meaning set forth in Section 2.2.

“OpCo Common Stock” means shares of common stock, par value $[●] per share, of OpCo.

“OpCo Confidential Information” has the meaning set forth in Section 6.2(a).

“OpCo Group” means OpCo, and each Person that is an Affiliate of OpCo immediately after the Distribution Date or that becomes an Affiliate of OpCo after the Distribution Date; provided, however, that no director, officer, employee, agent or other representative of any of the foregoing who is a natural person shall be deemed to be a member of the OpCo Group.

“OpCo Indemnified Parties” has the meaning set forth in Section 5.3.

“OpCo Liabilities” has the meaning set forth in Section 2.4(b).

“OpCo Transferred Actions” has the meaning set forth in Section 6.4(b)(ii).

“Parent REIT” has the meaning set forth in Section 5.6(a).

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, Governmental Authority or other entity.

“Pinnacle” has the meaning set forth in the Preamble.

“Pinnacle Assets” has the meaning set forth in Section 2.3(a).

“Pinnacle Assumed Actions” has the meaning set forth in Section 6.4(a)(ii).

“Pinnacle Board of Directors” has the meaning set forth in the Recitals.

“Pinnacle Business” means the business of owning or leasing the Pinnacle Real Property and owning and operating the Pinnacle Subsidiaries, provided, that for the avoidance of doubt, the Pinnacle Business shall not include the business of conducting gaming or hospitality operations, racetracks or other facilities located at the Pinnacle Real Property and shall not include the business of owning, leasing or operating Belterra Park (including the Real Property owned by it or located therein). For the avoidance of doubt, Pinnacle Business shall exclude any OpCo Asset or OpCo Liability.

“Pinnacle Common Stock” has the meaning set forth in the Recitals.

“Pinnacle Confidential Information” has the meaning set forth in Section 6.2(b).

“Pinnacle Contracts” means any contract, agreement, arrangement, commitment or understanding listed or described on Schedule 1.1(a) (or any applicable licenses, leases, addenda and similar arrangements thereunder as described on Schedule 1.1(a)) and any other contract, agreement, arrangement, commitment or understanding, whether or not in writing, that relates primarily to the Pinnacle Business.

“Pinnacle Group” means Pinnacle and each Person that is an Affiliate of Pinnacle immediately after the Distribution Date or that becomes an Affiliate of Pinnacle after the Distribution Date; provided, however, that no director, officer, employee, agent or other representative of any of the foregoing who is a natural person shall be deemed a member of the Pinnacle Group.

“Pinnacle Indemnified Parties” has the meaning set forth in Section 5.2.

“Pinnacle Liabilities” has the meaning set forth in Section 2.4(a).

“Pinnacle Real Property” means all the Real Property of OpCo Group and Pinnacle Group, other than Belterra Park and the OpCo Assets expressly set forth on Schedule 2.3(b).

“Pinnacle Subsidiaries” means the entities intended to remain Subsidiaries of Pinnacle in the Reorganization pursuant to the Plan of Reorganization.

“Pinnacle Transferred Actions” has the meaning set forth in Section 6.4(b)(i).

“Plan of Reorganization” has the meaning set forth in Section 2.1(a).

“Qualifying Income” has the meaning set forth in Section 5.6(a).

“Real Property” means all interests in real property of whatever nature, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise, and including all buildings, vessels, and barges located thereon or moored thereto, and all associated parking areas, fixtures and all other improvements located on thereon, and including all rights, benefits, privileges, tenements, hereditaments, covenants, conditions, restrictions, easements and other appurtenances on such a real property or otherwise appertaining to or benefitting the real property and/or the improvements situated thereon, including all mineral rights, development rights, air and water rights, subsurface rights, vested rights entitling, or prospective rights which may entitle the owner of the real property to related easements, land use rights, air rights, viewshed rights, density credits, water, sewer, electrical or other utility service, credits and/or rebates, strips and gores and any land lying in the bed of any street, road or alley, open or proposed, adjoining the real property, and all easements, rights of way and other appurtenances used or connected with the beneficial use or enjoyment of the real property.

“Record Date” means the close of business on the date to be determined by the Pinnacle Board of Directors as the record date for the Distribution.

“REIT” has the meaning set forth in Section 5.6(a).

“Reorganization” has the meaning set forth in the Recitals.

“Representatives” has the meaning set forth in Section 6.2(a).

“Required Approvals” has the meaning set forth in Section 2.6(a).

“Restricted Cash” means cash in escrow accounts or which is otherwise subject to any other contractual or legal restriction that impairs the ability of the owner of such cash to freely transfer or use such cash for any lawful purpose.

“Restrictive Declarations” mean those certain restrictive declarations, to be substantially in the form of Exhibit A attached hereto and made part hereof, to be recorded against the undeveloped lands in Lake Charles, LA and Baton Rouge, LA which constitute OpCo Assets, as listed on Schedule 2.3(b) hereto, which restrictive declarations shall provide for access to the adjacent Leased Property and restrict gaming use on such undeveloped land, as more specifically provided for therein.

“SEC” means the United States Securities and Exchange Commission.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any other nature.

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Special Damages” has the meaning set forth in Section 5.8.

“Specified REIT Requirements” has the meaning set forth in Section 5.6(a).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such Person, (B) the total combined equity interests or (C) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Tax” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached as Exhibit D to the Merger Agreement, to be entered into by and between OpCo, GLPI and Pinnacle on or prior to the Distribution Date.

“Technology” means all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Third Party Claim” has the meaning set forth in Section 5.5(a).

“Time of Distribution” means the time at which the Distribution occurs on the Distribution Date, which shall be determined by the Pinnacle Board of Directors.

“Transaction Documents” means this Agreement, the Master Lease, the Tax Matters Agreement, the Employee Matters Agreement, the Restrictive Declarations and the Transfer Documents.

“Transaction Expenses” means all of the OpCo Group’s and the Pinnacle Group’s (as such group exists as of the Distribution) fees and expenses of legal counsel, brokers, finders, consultants, experts, advisors and investment bankers incurred by or on behalf of, or to be paid by, any such Person in connection with the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents (which, for avoidance of doubt, shall include any Approval Costs but exclude the Transfer Fee, fees, costs or expenses associated with the Company Financing Commitment, and any fees, costs or expenses of GLPI (including with respect to any of its financing arrangements) and any fees, expenses or costs with respect to the Existing Indebtedness).

“Transactions” means, collectively, (i) the Reorganization, (ii) the Distribution and (iii) all other transactions contemplated by this Agreement or any other Transaction Document.

“Transfer Documents” means the documents executed by OpCo, Pinnacle or their applicable Affiliates or Subsidiaries in connection with the transactions contemplated by Section 2.1(b), Section 2.1(c) and Section 2.5(b).

“Transfer Fee” means the costs set forth on Schedule 1.1(b).

“Year End Interest Amount” means the amount of accrued and unpaid interest in respect of the Existing Indebtedness as of December 31, 2015 but excluding, for the avoidance of doubt, any overdue interest and costs or penalties in respect thereof accrued and unpaid as of December 31, 2015.

ARTICLE II

THE REORGANIZATION

2.1 Transfer of Assets; Assumption of Liabilities.

(a) Prior to the Distribution, Pinnacle shall effect the steps of the plan and structure set forth on Schedule 2.1(a) (such plan and structure being referred to herein as the “Plan of Reorganization”), including:

(i) Pinnacle shall, and shall cause its applicable Subsidiaries to, assign, transfer, convey and deliver to OpCo or certain Persons designated by OpCo who are or will become members of the OpCo Group, and OpCo or such Persons shall accept from Pinnacle and its applicable Subsidiaries, all of Pinnacle’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all OpCo Assets;

(ii) OpCo shall, and shall cause its applicable Subsidiaries to, assign, transfer, convey and deliver to Pinnacle or certain Persons designated by Pinnacle who are or will become members of the Pinnacle Group, and Pinnacle or such Persons shall accept from OpCo and its applicable Subsidiaries, all of OpCo’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all Pinnacle Assets;

(iii) subject to Section 2.6(c), OpCo and certain Persons designated by OpCo who are or will become members of the OpCo Group shall assume all the OpCo Liabilities. OpCo and such Persons shall be responsible for all OpCo Liabilities, regardless of when or where such OpCo Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Distribution Date, regardless of where or against whom such OpCo Liabilities are asserted or determined (including any OpCo Liabilities arising out of claims made by Pinnacle’s or OpCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Pinnacle Group or the OpCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Pinnacle Group or the OpCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates; and

(iv) subject to Section 2.6(c), Pinnacle and certain Persons designated by Pinnacle who are or will become members of the Pinnacle Group shall assume all the Pinnacle Liabilities. Pinnacle and such Persons shall be responsible for all Pinnacle Liabilities, regardless of when or where such Pinnacle Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Distribution Date, regardless of where or against whom such Pinnacle Liabilities are asserted or determined (including any Pinnacle Liabilities arising out of claims made by Pinnacle’s or OpCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Pinnacle Group or the OpCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Pinnacle Group or the OpCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) In furtherance of the assignment, transfer, conveyance and delivery of the OpCo Assets and the assumption of the OpCo Liabilities in accordance with Section 2.1(a)(i) and Section 2.1(a)(iii), on the date that such OpCo Assets are assigned, transferred, conveyed or delivered or such OpCo Liabilities are assumed (i) Pinnacle shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of Pinnacle and its Subsidiaries’ (other than OpCo and its Subsidiaries) right, title and interest in and to the OpCo Assets to OpCo and its Subsidiaries, and (ii) OpCo shall execute and deliver, and shall cause its

Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the OpCo Liabilities by OpCo and its Subsidiaries.

(c) In furtherance of the assignment, transfer, conveyance and delivery of the Pinnacle Assets and the assumption of the Pinnacle Liabilities in accordance with Section 2.1(a)(ii) and Section 2.1(a)(iv), on the date that such Pinnacle Assets are assigned, transferred, conveyed or delivered or such Pinnacle Liabilities are assumed (i) OpCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of OpCo’s and its Subsidiaries’ right, title and interest in and to the Pinnacle Assets to Pinnacle and its Subsidiaries, and (ii) Pinnacle shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Pinnacle Liabilities by Pinnacle and its Subsidiaries.

(d) If at any time or from time to time (whether prior to or after the Time of Distribution), any party hereto (or any member of such party’s respective Group), shall receive or otherwise possess any Asset or Liability (including any Intellectual Property or Technology) that is allocated to any other Person pursuant to this Agreement or any other Transaction Document, such party shall, as applicable, promptly transfer or accept, or cause to be transferred or accepted, such Asset (including, with respect to the OpCo Assets, the funds to be transferred to OpCo pursuant to Section 2.3(b)(vi) below) or Liability, as the case may be, to the Person entitled to such Asset or responsible for such Liability, as the case may be. Prior to any such transfer, the Person receiving, possessing or responsible for such Asset or Liability shall be deemed to be holding such Asset or Liability, as the case may be, in trust for any such other Person.

(e) OpCo hereby waives compliance by each and every member of the Pinnacle Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the OpCo Assets to any member of the OpCo Group.

(f) Pinnacle hereby waives compliance by each and every member of the OpCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Pinnacle Assets to any member of the Pinnacle Group.

2.2 OpCo Cash Payment. For purposes of this Agreement, the “OpCo Cash Payment” shall mean a transfer from OpCo to Pinnacle or the applicable member of the Pinnacle Group, as directed by Pinnacle, of an amount equal to $975,000,000 in connection with the Company Financing Commitment, as such amount may be adjusted pursuant to this Section 2.2, such amount of which will, substantially concurrently with the consummation of the Distribution and the Merger, be used by Pinnacle to satisfy a portion of the Liabilities under the Existing Indebtedness; provided that:

(a) in the event the Closing Existing Indebtedness exceeds the Estimated Existing Indebtedness, the OpCo Cash Payment shall be increased on a dollar-for-dollar basis by the amount of such difference;

(b) the OpCo Cash Payment shall be reduced on a dollar-for-dollar basis by (i) the aggregate amount of Medicare Taxes (as defined in the Employee Matters Agreement), (ii) all Transaction Expenses up to and including either (A) thirty two million dollars ($32,000,000) if the Distribution and the Merger are completed on or prior to March 31, 2016 or (B) $25,000,000 if the Distribution or the Merger is completed after March 31, 2016 and (iii) the Transfer Fee;

(c) in the event the accrued and unpaid interest in respect of the Existing Indebtedness as of the Time of Distribution exceeds the Year End Interest Amount, the OpCo Cash Payment shall be increased on a dollar-for-dollar basis by the amount of such difference;

(d) in the event the Year End Interest Amount exceeds the amount of accrued and unpaid interest in respect of the Existing Indebtedness as of the Time of Distribution, the OpCo Cash Payment shall be decreased on a dollar-for-dollar basis by the amount of such difference;

(e) in the event the Estimated Existing Indebtedness exceeds the Closing Existing Indebtedness, the OpCo Cash Payment shall be decreased on a dollar-for-dollar basis by the amount of such difference; and

(f) in the event the Distribution and the Merger have not been consummated by December 31, 2015, the OpCo Cash Payment shall be increased on a dollar-for-dollar basis by (x) the amount payable under Section 1(a)(1)(c) of the Fee Letter dated as of July 20, 2015, among GLPI and JPMorgan Chase, N.A., J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Fee Letter”), as in effect on such date and (y) the amount of any comparable time-based fees payable after December 31, 2015 with respect to any commitment for Parent Alternate Financing (as such term is defined in the Merger Agreement); provided that in no event shall the OpCo Cash Payment be increased pursuant to this clause (f) by more than $3,375,000 in the aggregate.

2.3 Assets.

(a) For purposes of this Agreement, “Pinnacle Assets” shall mean (without duplication):

(i) all Leased Property;

(ii) all Pinnacle Real Property;

(iii) all permits or authorizations necessary to operate the Pinnacle Business;

(iv) all issued and outstanding capital stock of, or other equity interests in, the Pinnacle Subsidiaries;

(v) all Pinnacle Contracts;

(vi) the proceeds of the OpCo Cash Payment to be distributed from OpCo to Pinnacle in accordance with the terms of this Agreement; (vii) all Assets of the OpCo Group or the Pinnacle Group that are expressly provided by this Agreement or any other Transaction Document to be Pinnacle Assets; and

(vii) the Assets listed or described on Schedule 2.3(a).

Notwithstanding the foregoing, the Pinnacle Assets shall not in any event include any Assets governed by the Tax Matters Agreement or the Employee Matters Agreement.

(b) For the purposes of this Agreement, “OpCo Assets” shall mean (without duplication) all Assets of the OpCo Group or the Pinnacle Group as of the Time of Distribution, other than the Pinnacle Assets, including:

(i) all Intellectual Property, Software and Technology of any member of the OpCo Group or the Pinnacle Group;

(ii) all Cash and Cash Equivalents held by any member of the OpCo Group or the Pinnacle Group (other than the proceeds of the OpCo Cash Payment), or that any such member has or may have a right to, in each case, immediately prior to the Time of Distribution;

(iii) all Assets of the OpCo Group or the Pinnacle Group that are expressly provided by this Agreement or any other Transaction Document to be OpCo Assets;

(iv) the Assets listed or described on Schedule 2.3(b);

(v) Belterra Park; and

(vi) all funds distributed to Pinnacle under the Indemnification Trust Agreement (or any renewal, substitute or similar agreement), including upon and following the expiration of such agreement.

Notwithstanding the foregoing, the OpCo Assets shall not in any event include any Assets governed by the Tax Matters Agreement or the Employee Matters Agreement.

2.4 Liabilities.

(a) For the purposes of this Agreement, “Pinnacle Liabilities” shall mean (without duplication):

(i) except as otherwise expressly set forth in any Transaction Document, all Liabilities to the extent (A) relating to, arising out of or resulting from any Pinnacle Assets or the Pinnacle Business and (B) arising after the Time of Distribution;

(ii) all Liabilities expressly provided by this Agreement or any other Transaction Document to be assumed by Pinnacle or any member of the Pinnacle Group;

(iii) subject to Section 2.2, all Liabilities (including, for the avoidance of doubt, breakage fees or other fees, costs or expenses) pursuant to the Existing Indebtedness and in connection with the Parent Financing (as defined in the Merger Agreement), if applicable; provided that for the avoidance of doubt, any fees, costs or expenses in connection with the Company Financing (as such term is defined in the Merger Agreement) shall not constitute Pinnacle Liabilities (other than as provided in Section 2.4(a)(vi));

(iv) all Liabilities arising under any Environmental Law or with respect to Hazardous Materials in connection with, related to or associated with the Pinnacle Assets, including any such Liabilities arising in connection with the exposure to or release, discharge, emission or disposal or arrangement for same of Hazardous Materials at, on, under, or migrating from or to the Pinnacle Assets or at any third party properties, or with respect to actual or alleged violations of Environmental Law, in each case solely to the extent that the Liabilities arise and the facts on which they are based occur subsequent to the Distribution Date;

(v) the Transfer Fee (which, for the avoidance of doubt, shall be satisfied as a reduction to the OpCo Cash Payment pursuant to Section 2.2(b));

(vi) all Transaction Expenses up to and including either (i) thirty two million dollars ($32,000,000) if the Distribution and the Merger are completed on or prior to March 31, 2016 or (ii) $25,000,000 if the Distribution or the Merger is completed after March 31, 2016 (which, for the avoidance of doubt, shall be satisfied as a reduction to the OpCo Cash Payment pursuant to Section 2.2(b));

(vii) the accrued and unpaid interest in respect of the Existing Indebtedness (for the avoidance of doubt, the OpCo Cash Payment shall be adjusted pursuant to Section 2.2(c)); and

(viii) those Liabilities set forth on Schedule 2.4(a).

provided, however, that Pinnacle Liabilities shall not include any Liabilities that are governed by the Tax Matters Agreement or Employee Matters Agreement.

(b) For the purposes of this Agreement, “OpCo Liabilities” shall mean (without duplication) all of the Liabilities of Pinnacle, OpCo or any member of the OpCo Group or Pinnacle Group (as such group exists as of the Time of Distribution), other than the Pinnacle Liabilities, including:

(i) except as otherwise expressly set forth in any Transaction Document, all Liabilities to the extent relating to, arising out of or resulting from any OpCo Assets or the OpCo Business or Pinnacle Assets or the Pinnacle Business, arising at or before the Time of Distribution (with respect to the Pinnacle Assets or the Pinnacle Business) or whether arising before, at or after the Time of Distribution (with respect to the OpCo Assets or the OpCo Business);

(ii) all Liabilities expressly provided by this Agreement or any other Transaction Document to be assumed by OpCo or any other member of the OpCo Group;

(iii) all Liabilities (including, for the avoidance of doubt, any related interest or fees, costs or expenses) pursuant to the Company Financing Commitment;

(iv) all Liabilities of the Pinnacle Group (as such group exists as of the Time of Distribution) in respect of stockholder and securities litigation and the administration thereof relating to the Form 10 and the Transaction Documents arising between the execution of the Merger Agreement and the Effective Time of the Merger (excluding any Liabilities to the extent relating to information supplied by GLPI or any action or inaction by GLPI, which for the avoidance of doubt shall be Pinnacle Liabilities);

(v) all Transaction Expenses exceeding either (i) thirty two million dollars ($32,000,000) if the Distribution and the Merger are completed on or prior to March 31, 2016 or (ii) twenty five million dollars ($25,000,000) if the Distribution or the Merger is completed after March 31, 2016.

(vi) all Liabilities arising under any Environmental Law or with respect to Hazardous Materials including any such Liabilities arising in connection with the exposure to or release, discharge, emission or disposal or arrangement for same of Hazardous Materials at, on, under, or migrating from or to the Pinnacle Assets or at any third party properties, or with respect to actual or alleged violations of Environmental Law, except for those Liabilities expressly assumed by Pinnacle pursuant to Section 2.4(a)(iv);

(vii) those Liabilities set forth on Schedule 2.4(b); and

(viii) any Liability of any member of the OpCo Group or the Pinnacle Group (as such group exists as of the Time of Distribution) that is not to be expressly assumed by a member of the Pinnacle Group pursuant to clauses (a)(i) through (a)(vii) of Section 2.4(a) above.

provided, however, that OpCo Liabilities shall not include any Liabilities that are governed by the Tax Matters Agreement or the Employee Matters Agreement.

2.5 Transfer of Assets and Assumption of Liabilities from and After the Time of Distribution.

(a) To the extent any Pinnacle Asset is transferred or assigned to, or any Pinnacle Liability is assumed by, a member of the OpCo Group at the Time of Distribution or is owned or held by a member of the OpCo Group after the Time of Distribution, and to the extent any OpCo Asset (including any funds to be transferred pursuant to Section 2.3(b)(vi)) is not transferred or assigned to, or any OpCo Liability is not assumed by, a member of the OpCo Group at the Time of Distribution or is owned or held by a member of the Pinnacle Group after the Time of Distribution, from and after the Time of Distribution:

(i) OpCo or Pinnacle, as applicable, shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to the other party or certain of its Subsidiaries designated by such party, and OpCo or Pinnacle, or such Subsidiaries, as applicable, shall accept from Pinnacle or OpCo and such applicable Subsidiaries, all of Pinnacle’s or OpCo’s or such Subsidiaries’ respective right, title and interest in and to such Pinnacle or OpCo Assets; and

(ii) Pinnacle or OpCo, as applicable, or certain Subsidiaries of Pinnacle or OpCo designated by such party, shall promptly accept, assume and agree faithfully to perform, discharge and fulfill all such Liabilities of Pinnacle or OpCo in accordance with their respective terms.

(b) In furtherance of the assignment, transfer, conveyance and delivery of Assets and the assumption of Liabilities set forth in this Section 2.5, and without any additional consideration therefor: (A) the applicable party shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such party’s and its Subsidiaries’ right, title and interest in and to the applicable Assets to the other party and its Subsidiaries, and (B) the applicable party shall execute and deliver such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the applicable Liabilities by such party.

2.6 Approvals and Notifications.

(a) From and after the Time of Distribution, to the extent that the transfer or assignment of any Asset, the assumption of any Liability, the Reorganization or the Distribution requires any Approvals or Notifications (the “Required Approvals”), the parties will use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable.

(b) If and to the extent that the valid, complete and perfected transfer or assignment of any Assets or assumption of any Liabilities would be a violation of applicable Law or require any Approvals or Notifications in connection with the Reorganization, or the Distribution, that has not been obtained or made by the Time of Distribution then, unless the parties hereto mutually shall otherwise determine, the transfer or assignment of such Assets or the assumption of such Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made; provided, however, that if such legal impediments are not removed, or such Approvals or Notifications are not obtained or made, in each case by the second (2nd) anniversary of the Distribution Date, then, unless the parties hereto mutually shall otherwise determine, all Assets and Liabilities that are held by any member of the Pinnacle Group or the OpCo Group, as the case may be, will be retained by such party indefinitely, and the parties shall execute mutually acceptable documentation to such effect in accordance with applicable Law. Notwithstanding anything in this Agreement to the contrary, the funds to be transferred to OpCo pursuant to Section 2.3(b)(vi) shall be transferred to OpCo as soon as reasonably practicable following any distribution or distributions, as the case may be, of any such funds to Pinnacle.

(c) If any transfer or assignment of any Asset or any assumption of any Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Date, whether as a result of the provisions of Section 2.6(b) or for any other reason, then, insofar as reasonably possible, the party retaining such Asset or such Liability, as the case may be, shall thereafter hold such Asset or Liability, as the case may be, for the use and benefit of the party entitled thereto (at the expense of such party entitled thereto) until such Asset or Liability is transferred to the party entitled thereto or until such Asset or Liability is retained by the other party pursuant to Section 2.6(b), whichever is sooner. In addition, for such period, the member of the party retaining such Asset or such Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the party to whom such Asset is to be transferred or assigned, or which will assume such Liability, as the case may be, in order to place such party in a substantially similar position as if such Asset or Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, as the case may be, is to inure from and after the Time of Distribution to such party.

(d) If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Asset or the deferral of assumption of any Liability pursuant to Section 2.6(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Asset or the assumption of any Liability have been removed, the transfer or assignment of the applicable Asset or the assumption of the applicable Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or the applicable Transaction Document.

(e) Any party retaining an Asset or Liability due to the deferral of the transfer or assignment of such Asset or the deferral of the assumption of such Liability, as the case may be, shall not be obligated, in connection with the foregoing and unless the parties have executed documentation providing for such asset or liability to be retained by such party pursuant to Section 2.6(b), to expend any money unless the necessary funds are advanced (or otherwise made available) by the party entitled to the Asset or Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by such party entitled to such Asset or Liability.

(f) To the extent any Pinnacle Asset intended to be subject to the Master Lease is transferred to or retained by a member of the OpCo Group pursuant to this Section 2.6, the rent payable under the Master Lease and the other obligations of the tenant under the Master Lease with respect to such Pinnacle Asset shall not be impacted by the transfer or retention of such Pinnacle Asset to a member of the OpCo Group (and such rent and other obligations shall be determined as if such Pinnacle Asset had been transferred or assigned to Pinnacle or a member of the Pinnacle Group); provided, that if such Pinnacle Asset is not transferred or assigned back to Pinnacle or a member of the Pinnacle Group by the second (2nd) anniversary of the Distribution Date, then the parties shall negotiate in good faith with respect to an alternative arrangement to place the parties in substantially equivalent economic circumstances with respect to the benefits and burdens of ownership of such Pinnacle Asset as if such Pinnacle Asset had been transferred as contemplated hereby.

(g) Notwithstanding anything herein to the contrary, the obligations of the parties set forth in Section 2.1(d), this Section 2.6 and Section 2.7 shall continue indefinitely (and shall not terminate on the second (2nd) anniversary of the Time of Distribution) with respect to any Assets or Liability associated with the leases specified on Schedule 2.6(g), the transfer of which has been deferred pursuant to this Section 2.6.

2.7 Responsibility for Liabilities. If Pinnacle or OpCo is unable to obtain, or to cause to be obtained, any consent, substitution, approval, amendment or release required to transfer a Liability to the other party as required by this Agreement or the other Transaction Documents, then until the second (2nd) anniversary of the Time of Distribution, the applicable party shall continue to be bound by such agreement, lease, license or other obligation or Liability and, unless not permitted by the terms thereof or by Law, the other party shall, as agent or subcontractor for such party, as the case may be, pay, perform and discharge fully all the obligations or other Liabilities of such party thereunder from and after the Time of Distribution. The party required to assume such Liability pursuant to this Agreement or the other Transaction Documents shall indemnify the other party, and hold the other party and its Group harmless, against any Liabilities arising in connection therewith; provided, that pursuant hereto the party required to assume such Liability pursuant to this Agreement or the other Transaction Documents shall have no obligation to indemnify any party that has engaged in any knowing and intentional violation of Law, breach of contract, tort, fraud or misrepresentation in connection therewith. The Indemnified Party shall cause each member of its Group without further consideration, to pay and remit, or cause to be paid or remitted, to the other party, promptly all money, rights and other consideration received by it or any member of its Group in respect of such performance (unless any such consideration is an Asset of such Group). If and when any such consent, substitution, approval, amendment or release shall be obtained or the obligations under such agreement, lease, license or other obligations or Liabilities shall otherwise become assignable or able to be novated, the Indemnified Party shall promptly assign, or cause to be assigned, all its obligations and other Liabilities thereunder or any obligations of any member of its Group to the other party without payment of further consideration and such other party shall, without the payment of any further consideration, assume such obligations in accordance with the terms of this Agreement and/or the applicable Transaction Document.

2.8 Disclaimer of Representations and Warranties. EACH OF GLPI, PINNACLE (ON BEHALF OF ITSELF AND EACH MEMBER OF THE PINNACLE GROUP) AND OPCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE OPCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT, NO PARTY TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, OR OTHERWISE, IS REPRESENTING OR

WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THIS AGREEMENT OR IN ANY TRANSACTION DOCUMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE

GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

ARTICLE III

THE DISTRIBUTION

3.1 Actions on or Prior to the Distribution Date. Prior to the Distribution, the following shall occur:

(a) Filings. OpCo and Pinnacle shall prepare and, in accordance with applicable Law, file with the SEC the Form 10, including amendments, supplements and any such other documentation which is necessary or desirable to effectuate the Distribution, and OpCo and Pinnacle shall each use reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. OpCo shall prepare, file with the SEC and cause to become effective any registration statements or amendments thereto required to effect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the transactions contemplated by the Transaction Documents. OpCo and Pinnacle shall take all such action as may be necessary or appropriate under the securities or “blue sky” Laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution. Promptly after receiving a request from Pinnacle, OpCo shall prepare and file, and shall use reasonable best efforts to have approved and made effective, an application for the original listing on a National Securities Exchange of the OpCo Common Stock to be distributed in the Distribution.

(b) The Distribution Agent. Pinnacle shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(c) Transaction Documents. OpCo, Pinnacle and GLPI shall enter into the Transaction Documents.

3.2 Conditions Precedent to Distribution. In no event shall the Distribution occur unless each of the following conditions shall have been satisfied:

(a) each of the conditions to the closing of the Merger Agreement set forth in Article VI thereof shall have been fulfilled or waived by the party for whose benefit such condition exists (other than those conditions that by their nature can only be satisfied at such closing of the transactions contemplated by the Merger Agreement; provided that such conditions are then capable of being satisfied) and GLPI shall have confirmed to Pinnacle in writing that it is prepared to consummate the Merger, subject only to the consummation of the Distribution;

(b) each of the other Transaction Documents shall have been duly executed and delivered by the parties thereto, as applicable;

(c) the Reorganization shall have been substantially completed in accordance with the Plan of Reorganization;

(d) the Form 10 filed with the SEC shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form 10 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and the information statement shall have been mailed to holders of Pinnacle Common Stock as of the Record Date;

(e) prior to the Distribution Date, such registration statements on Form S-8 as are necessary to register the equity awards of OpCo held by or made available to directors and employees of OpCo shall have been filed with the SEC;

(f) all actions and filings with respect to the OpCo Common Stock necessary under applicable federal, state or foreign securities or “blue sky” Laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

(g) OpCo shall have obtained an opinion from a nationally-recognized valuation or accounting firm or investment bank, as to the adequacy of surplus under Delaware law to effect the Distribution and the OpCo Cash Payment, and as to the solvency of OpCo and Pinnacle after giving effect to the Distribution and the OpCo Cash Payment in a form reasonably satisfactory to OpCo and Pinnacle;

(h) the OpCo Common Stock to be delivered in the Distribution shall have been accepted for listing on a National Securities Exchange, subject to compliance with applicable listing requirements; and

(i) no injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective preventing consummation of the Distribution or any of the Transactions or the Merger.

3.3 The Distribution. Subject to the terms and conditions set forth in this Agreement, (i) on or prior to the Distribution Date, Pinnacle shall deliver to the Distribution Agent for the benefit of holders of record of Pinnacle Common Stock on the Record Date book-entry transfer authorizations for such number of the issued and outstanding shares of OpCo Common Stock necessary to effect the Distribution, (ii) the Distribution shall be effective at the Time of Distribution and (iii) Pinnacle shall instruct the Distribution Agent to distribute, on or as soon as practicable after the Time of Distribution, to each holder of record of Pinnacle Common Stock as of the Record Date, by means of a pro rata distribution, such number of shares of OpCo Common Stock as shall be determined by the Pinnacle Board of Directors (in its sole discretion) for every one (1) Pinnacle Common Stock so held. For the avoidance of doubt, all issued and outstanding shares of OpCo Common Stock held by Pinnacle shall be distributed to holders of Pinnacle Common Stock as of the Record Date pursuant to the prior sentence. Following the Distribution Date, (a) OpCo agrees to provide all book-entry transfer authorizations for shares of OpCo Common Stock that Pinnacle or the Distribution Agent shall require in order to effect the Distribution and (b) the Restrictive Declarations shall be recorded against the undeveloped lands in Lake Charles, LA and Baton Rouge, LA which constitute OpCo Assets, as listed on Schedule 2.3(b) hereto.

3.4 Corporate Name. Substantially concurrently with the Time of Distribution, Pinnacle shall execute, or shall cause the execution of, such amended organizational documents with respect to each member of the Pinnacle Group, as applicable, such that each member of Pinnacle Group, as applicable, shall effect a change in its respective name to a name not containing any Intellectual Property included in the OpCo Assets. Substantially concurrently with the Time of Distribution, Pinnacle shall, and shall cause its Subsidiaries to, file such amended organizational documents with the applicable Governmental Authority and take all other necessary action to fulfill its obligations set forth in this Section 3.4.

ARTICLE IV

ACCESS TO INFORMATION

4.1 Agreement for Exchange of Information. After the Time of Distribution and until the seventh (7th) anniversary of the date of this Agreement, each of Pinnacle and OpCo, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting party reasonably needs for the conduct of its business; provided, however, that in the event that any party determines that any such provision of Information could be commercially detrimental, competitively sensitive, violate any Law or agreement (including any confidentiality provisions contained in any such agreement) or waive any attorney-client privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. For the avoidance of doubt, OpCo and Pinnacle shall be permitted to retain copies or originals, as the case may be, of all documents relating to the OpCo Business and the Pinnacle Business, respectively.

4.2 Ownership of Information. Any Information owned by one Group that is provided to a requesting party pursuant to Section 4.1 shall be deemed to remain the property of the providing party, except where such Information is an Asset of the requesting party pursuant to the provisions of this Agreement or any other Transaction Document. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any Information requested or provided pursuant to Section 4.1.

4.3 Compensation for Providing Information. The party requesting Information agrees to reimburse the other party for the reasonable out-of-pocket costs and expenses, if any, of creating, gathering and copying such Information to the extent that such costs are incurred in connection with such other party’s provision of Information in response to the requesting party.

4.4 Record Retention.

(a) To facilitate the possible exchange of Information pursuant to this Article IV and other provisions of this Agreement after the Time of Distribution, the parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control in accordance with the policies or ordinary course practices of Pinnacle in effect on the Distribution Date (including any Information that is subject to a “litigation hold” issued by either party prior to the Distribution Date) or such other policies or practices as may be reasonably adopted by the appropriate party after the Time of Distribution until such Information is seven (7) years old or until such later date as may be required by applicable Law.

(b) No party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

(c) In the event of either party’s or any of its Subsidiaries’ inadvertent failure to comply with its applicable document retention policies as required under this Section 4.4, such party shall be liable to the other party solely for the amount of any monetary fines or penalties imposed or levied against such other party by a Governmental Authority (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other party’s inability to produce Information caused by such inadvertent failure and, notwithstanding Section 5.2 and Section 5.3, shall not be liable to such other party for any other Liabilities.

4.5 Liability. No party shall have any liability to any other party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the party providing such Information.

4.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in the Merger Agreement or any other Transaction Document.

(b) Any party that receives, pursuant to a request for Information in accordance with this Article IV, Information that is not relevant to its request shall (i) either promptly destroy such Information or promptly return it to the providing party (at the receiving party’s option) and (ii) promptly deliver to the providing party a certificate certifying that such Information was destroyed or returned, as the case may be, which certificate shall be signed by a duly authorized officer of the receiving party.

(c) When any Information provided by one Group to the other (other than Information provided pursuant to Section 4.4) is no longer needed for the purposes contemplated by this Agreement or any other Transaction Document or is no longer required to be retained by applicable Law, the receiving party will promptly, after request of the other party, either return to the other party all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other party that it has destroyed such Information (and such copies thereof and such notes, extracts or summaries based thereon).

4.7 Production of Witnesses; Records; Cooperation.

(a) After the Time of Distribution, except in the case of an adversarial Action by one party hereto (or any member of such party’s Group) against another party hereto (or any member of such party’s Group) each party hereto shall use its commercially reasonable efforts to make available to each other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third Party Claim, the Indemnified Party shall use commercially reasonable efforts to make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Persons (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents that may reasonably be required in connection with such defense, settlement or compromise, or the prosecution, evaluation or pursuit thereof, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be. The Indemnifying Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(c) For the avoidance of doubt, the provisions of this Section 4.7 are in furtherance of the provisions of Section 4.1 and shall not be deemed to in any way limit or otherwise modify the parties’ rights and obligations under Section 4.1.

4.8 Privileged Matters.

(a) The parties recognize that legal and other professional services that have been and will be provided prior to the Time of Distribution have been and will be rendered for the collective benefit of each of the members of the Pinnacle Group and the OpCo Group, and that each of the members of the Pinnacle Group and the OpCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith.

(b) The parties agree as follows:

(i) Pinnacle shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the Pinnacle Business and not to the OpCo Business, whether or not the privileged Information is in the possession or under the control of any member of the Pinnacle Group or any member of the OpCo Group. Pinnacle shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to any Pinnacle Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Pinnacle Group or any member of the OpCo Group; and

(ii) OpCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the OpCo Business and not to the Pinnacle Business, whether or not the privileged Information is in the possession or under the control of any member of the OpCo Group or any member of the Pinnacle Group. OpCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to any OpCo Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the OpCo Group or any member of the Pinnacle Group.

(c) Subject to the restrictions set forth in this Section 4.8, the parties agree that they shall have a shared privilege, each with equal right to assert or waive any such shared privilege, with respect to all privileges not allocated pursuant to Section 4.8(b) and all privileges relating to any Actions or other matters that involve both the Pinnacle Group and the OpCo Group and in respect of which both parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either party without the consent of the other party.

(d) In the event of any Actions between Pinnacle and OpCo, or any members of their respective Groups, either party may waive a privilege in which the other party or member of such other party’s Group has a shared privilege, without obtaining consent pursuant to Section 4.8(c); provided, that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the Action between the parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any third Person.

(e) If any dispute arises between Pinnacle and OpCo, or any members of their respective Groups, regarding whether a privilege should be waived to protect or advance the interests of either the Pinnacle Group or the OpCo Group, each party agrees that it shall (i) negotiate with the other party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other party and (iii) not unreasonably withhold, condition or delay consent to any request for waiver by the other party. Further, each party specifically agrees that it will not withhold its consent to the waiver of a privilege for any purpose except to protect its own legitimate interests.

(f) In furtherance of the parties’ agreement under this Section 4.8, Pinnacle and OpCo shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.

ARTICLE V

RELEASE AND INDEMNIFICATION

5.1 Release of Pre-Distribution Claims.

(a) Except as provided in (i) Section 5.1(c) and (ii) any Transaction Document, effective as of the Time of Distribution, OpCo does hereby, for itself and each other member of the OpCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Time of Distribution have been directors, officers, agents or employees of any member of the OpCo Group (in each case, in their respective capacities as such), release and forever discharge Pinnacle and the other members of the Pinnacle Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Time of Distribution have been shareholders, directors, officers, agents or employees of any member of the Pinnacle Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Time of Distribution, including in connection with the Transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated hereunder and under the other Transaction Documents.

(b) Except as provided in (i) Section 5.1(c) and (ii) any Transaction Document, effective as of the Time of Distribution, Pinnacle does hereby, for itself and each other member of the Pinnacle Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Time of Distribution have been shareholders, directors, officers, agents or employees of any member of the Pinnacle Group (in each case, in their respective capacities as such), release and forever discharge OpCo, the other members of the OpCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Time of Distribution have been directors, officers, agents or employees of any member of the OpCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Time of Distribution, including in connection with the Transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated hereunder and under the other Transaction Documents.

(c) Nothing contained in Section 5.1(a) or Section 5.1(b) shall impair any right of any Person to enforce this Agreement or any other Transaction Document, in each case in accordance with its terms. In addition, nothing contained in Section 5.1(a) or Section 5.1(b) shall release any member of a Group from:

(i) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any other Transaction Document; or

(ii) any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement or any of the other Transaction Documents.

Further, nothing contained in Section 5.1(a) shall release Pinnacle from indemnifying any past or present director, officer or employee of Pinnacle, OpCo or their respective Affiliates, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was or is entitled to such indemnification pursuant to then-existing obligations.

(d) OpCo shall not make, and shall not permit any member of the OpCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Pinnacle or any member of the Pinnacle Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Pinnacle shall not, and shall not permit any member of the Pinnacle Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against OpCo or any member of the OpCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e) It is the intent of each of Pinnacle and OpCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Time of Distribution, between or among OpCo or any member of the OpCo Group and their respective directors, officers, agents or employees, on the one hand, and Pinnacle or any member of the Pinnacle Group and their respective directors, officers, agents or employees, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 5.1(c).

5.2 General Indemnification by OpCo. Except as provided in Section 5.4, to the fullest extent permitted by applicable Law, OpCo shall, and shall cause the other members of the OpCo Group to, indemnify, defend and hold harmless Pinnacle, each other member of the Pinnacle Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Pinnacle Indemnified Parties”), from and against any and all Liabilities of the Pinnacle Indemnified Parties relating to, arising out of or resulting from, directly or indirectly any of the following items (without duplication): (i) any OpCo Liability, (ii) except to the extent it related to a Pinnacle Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support contract for the benefit of any member of the OpCo Group by any member of the Pinnacle Group that survived following the Time of Distribution, (iii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10 or the related information statement (as amended or supplemented if OpCo shall have furnished any amendments or supplements thereto), or any other filings with the SEC or Gaming Authorities (as defined in the Merger Agreement) made in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Transaction Documents, but excluding any such Liabilities to the extent relating to information supplied by GLPI and included in the Form 10, the related information statement or such other filings and (iv) except as provided in Section 5.1, any and all Liabilities of the Pinnacle Indemnified Parties relating to, arising out of or resulting from OpCo’s breach of this Agreement or any other Transaction Document (other than the Master Lease) in accordance with the provisions of such applicable agreement.

5.3 General Indemnification by Pinnacle. Except as provided in Section 5.4, to the fullest extent permitted by Law, Pinnacle shall and shall cause the other members of the Pinnacle Group to, indemnify, defend and hold harmless OpCo, each other member of the OpCo Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “OpCo Indemnified Parties”), from and against any and all Liabilities of the OpCo Indemnified Parties relating to, arising out of or resulting from, directly or indirectly any of the following items (without duplication) (i) any Pinnacle Liability, (ii) except to the extent it related to an OpCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support contract for the benefit of any member of the Pinnacle Group by any member of the OpCo Group that survived following the Time of Distribution, (iii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information supplied by GLPI and included in the Form 10, related information statement or other filings with the SEC or Gaming Authorities in connection with the transactions contemplated by this Agreement, the Merger Agreement or Transaction Documents and (iv) except as provided in Section 5.1, any and all Liabilities of the OpCo Indemnified Parties relating to, arising out of or resulting from Pinnacle’s breach of this Agreement or any other Transaction Document (other than the Master Lease) in accordance with the provisions of such applicable agreement.

5.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Liability subject to indemnification or contribution pursuant to this Article V will be net of recoverable Insurance Proceeds. Accordingly, the amount which any party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification under this Article V (an “Indemnified Party”) will be reduced by any Insurance Proceeds that are recoverable by or on behalf of the Indemnified Party in respect of the related Liability, as applicable. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds (other than Insurance Proceeds under an arrangement where future premiums are adjusted to reflect prior claims in excess of prior premiums) to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article V; provided, that the Indemnified Party’s inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

5.5 Procedures for Indemnification of Third Party Claims.

(a) If an Indemnified Party receives written notice that a Person (including any Governmental Authority) that is not a member of the Pinnacle Group or the OpCo Group has asserted any claim or commenced any Action (collectively, a “Third Party Claim”) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 5.2 or Section 5.3, or any other Section of this Agreement or any other Transaction Document, the Indemnified Party shall provide the Indemnifying Party written notice thereof as promptly as practicable (and no later than twenty (20) days or sooner, if the nature of the Third Party Claim so requires) after becoming aware of the Third Party Claim. Such notice shall describe the Third Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. Notwithstanding the foregoing, the failure of an Indemnified Party to provide notice in accordance with this Section 5.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to provide notice in accordance with this Section 5.5(a).

(b) Subject to this Section 5.5(b) and Section 5.5(c), an Indemnifying Party may elect to control the defense of (and seek to settle or compromise), at its own expense and with its own counsel, any Third Party Claim. Within thirty (30) days after the receipt of notice from an Indemnified Party in accordance with Section 5.5(a) (or sooner, if the nature of the Third Party Claim so requires), the Indemnifying Party shall notify the Indemnified Party whether the Indemnifying Party will assume responsibility for defending the Third Party Claim and shall specify any reservations or exceptions to its defense. After receiving notice of an Indemnifying Party’s election to assume the defense of a Third Party Claim, whether with or without any reservations or exceptions with respect to such defense, an Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the Indemnified Party shall be responsible for the fees and expenses of its counsel and, in any event, shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, information and materials in such Indemnified Party’s possession or under such Indemnified Party’s control relating thereto as are reasonably required by the Indemnifying Party. If an Indemnifying Party has elected to assume the defense of a Third Party Claim, whether with or without any reservations or exceptions with respect to such defense, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnified Party for any such fees or expenses incurred during the course of its defense of such Third Party Claim, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense.

(c) Notwithstanding Section 5.5(b), if any Indemnified Party shall in good faith determine that there is an actual conflict of interest if counsel for the Indemnifying Party represented both the Indemnified Party and Indemnifying Party, then the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, and the Indemnifying Party shall bear the reasonable fees and expenses of one (1) separate counsel for all Indemnified Parties.

(d) If an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim, or fails to notify an Indemnified Party of its election within thirty (30) days after the receipt of notice from an Indemnified Party as provided in Section 5.5(b), the Indemnified Party may defend the Third Party Claim at the cost and expense of the Indemnifying Party. If the Indemnified Party is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all witnesses, information and materials in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party.

(e) Without the prior written consent of any Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, no Indemnified Party may settle or compromise, or seek to settle or compromise, any Third Party Claim; provided, however, in the event that the Indemnifying Party elects not to assume responsibility for defending a Third Party Claim or fails to notify the Indemnified Party of its election within thirty (30) days after the receipt of notice from the Indemnified Party as provided in Section 5.5(b), the Indemnified Party shall have the right to settle or compromise such Third Party Claim in its sole discretion. Without the prior written consent of any Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, no Indemnifying Party shall consent to the entry of any judgment or enter into any settlement of any pending or threatened Third Party Claim for which the Indemnified Party is seeking or may seek indemnity pursuant to this Section 5.5 unless such judgment or settlement is solely for monetary damages, does not impose any expense or obligation on the Indemnified Party, does not involve any finding or determination of wrongdoing or violation of law by the Indemnified Party and provides for a full, unconditional and irrevocable release of that Indemnified Party from all liability in connection with the Third Party Claim.

5.6 Tax Procedures.

(a) With respect to any period in which (x) Pinnacle has made or will make an election to be taxed as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) or (y) Pinnacle is a “qualified REIT subsidiary” (within the meaning of Section 856 of the Code) of a REIT (such other REIT, the “Parent REIT”), notwithstanding any other provisions in this Agreement, any payments to be made by OpCo to the Pinnacle Group pursuant to Section 5.2 or Section 5.4 for any calendar year shall not exceed the sum of (i) the amount that it is determined will not be gross income of Pinnacle or the Parent REIT for purposes of the requirements of Sections 856(c)(2) and (3) of the Code (the “Specified REIT Requirements”) for any period in which Pinnacle or the Parent REIT has made any election to be taxed as a REIT, with such determination to be set forth in an opinion of outside tax counsel selected by Pinnacle or the Parent REIT, which opinion shall be reasonably satisfactory to Pinnacle or the Parent REIT plus (ii) such additional amount that is estimated can be paid to Pinnacle or the Parent REIT in such taxable year without causing Pinnacle or the Parent REIT to fail to meet the Specified REIT Requirements, determined (x) as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) and 856(c)(3)(A) through (I) of the Code (“Qualifying Income”) and (y) by taking into account any other payments to Pinnacle or the Parent REIT during such taxable year that do not constitute Qualifying Income, which determination shall be (A) made by independent tax accountants to Pinnacle or the Parent REIT, and (B) submitted to and approved by Pinnacle’s or the Parent REIT’s outside tax counsel, and (iii) in the event that Pinnacle or the Parent REIT receives a ruling from the IRS to the effect that Pinnacle or the Parent REIT’s receipt of the additional amount otherwise to be paid under this Agreement either would constitute Qualifying Income or would be excluded from gross income of Pinnacle or the Parent REIT for purposes of the Specified REIT Requirements, the aggregate payments otherwise required to be made pursuant to Section 5.2 or Section 5.4 (determined without regard to this Section 5.6(a)) less the amount otherwise previously paid under clauses (i) and (ii) above.

(b) OpCo shall place the full amount of any payments otherwise to be made by OpCo pursuant to Section 5.2 or Section 5.4 in a mutually agreed escrow account upon mutually acceptable terms (which shall provide that (i) the amount in the escrow account shall be treated as the property of OpCo, unless it is released from such escrow account to any Pinnacle Indemnified Party), (ii) all income earned upon the amount in the escrow account shall be treated as the property of OpCo and reported, as and to the extent required by applicable Law, by the escrow agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned by OpCo whether or not said income has been distributed during such taxable year and (iii) any portion thereof shall not be released to any Pinnacle Indemnified Party unless and until OpCo receives any of the following: (A) a letter from Pinnacle’s or the Parent REIT’s independent tax accountants indicating the amount that it is estimated can be paid at that time to the Pinnacle Indemnified Parties without causing Pinnacle or the Parent REIT to fail to meet the Specified REIT Requirements for the taxable year in which the payment would be made, which determination shall be made by such independent tax accountants or (B) an opinion of outside tax counsel selected by Pinnacle or the Parent REIT, such opinion to be reasonably satisfactory to Pinnacle or the Parent REIT, to the effect that, based upon a change in applicable Law after the date on which payment was first deferred hereunder, receipt of the additional amount otherwise to be paid pursuant to Section 5.2 or Section 5.4 either would be excluded from gross income of Pinnacle or the Parent REIT for purposes of the Specified REIT Requirements or would constitute Qualifying Income, in either of which events OpCo shall pay to the applicable Pinnacle Indemnified Parties the lesser of the unpaid amounts due pursuant to Section 5.2 or Section 5.4 (determined without regard to this Section 5.6) or the maximum amount stated in the letter referred to in clause (iii)(A) above.

(c) Any amount held in escrow pursuant to Section 5.6(b) for five (5) years shall be released from such escrow to be used as determined by OpCo in its sole and absolute discretion.

(d) Pinnacle shall bear all costs and expenses with respect to the escrow.

(e) OpCo shall cooperate in good faith to amend this Section 5.6 at the reasonable request of Pinnacle in order to (i) maximize the portion of such payment that may be distributed to Pinnacle hereunder without causing Pinnacle or the Parent REIT to fail to meet the Specified REIT Requirements, (ii) improve Pinnacle’s or the Parent REIT’s chances of securing a favorable ruling described in this Section 5.6, or (iii) assist Pinnacle or the Parent REIT in obtaining a favorable opinion from its outside tax counsel or determination from its tax accountants as described in this Section 5.6. Pinnacle shall reimburse OpCo for all reasonable out-of-pocket costs and expenses of such cooperation.

5.7 Additional Matters.

(a) Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article V shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party and (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution hereunder.

(b) Any claim for indemnification under this Agreement which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnified Party to the applicable Indemnifying Party describing such claim in reasonable detail and including copies of all notices and documents (including court papers) received by the Indemnified Party relating to such claim. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Documents without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) If payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(d) In an Action in which the Indemnifying Party is not a named defendant, if either the Indemnified Party or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant if they conclude that substitution is desirable and practical. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Section 5.7(d), and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

(e) For all Tax purposes, Pinnacle and OpCo agree to treat (i) any payment required by this Agreement (other than payments with respect to interest accruing after the Time of Distribution) as either a contribution by Pinnacle to OpCo or a distribution by OpCo to Pinnacle, as the case may be, occurring immediately prior to the Time of Distribution or as a payment of an assumed or retained Liability, and (ii) any payment of interest as taxable or deductible, as the case may be, to the party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in either case except as otherwise required by applicable Law.

5.8 Remedies Cumulative; Limitations of Liability. The rights provided in this Article V shall be cumulative and, subject to the provisions of Article VII, shall not preclude assertion by any Indemnified Party of any other rights or the seeking of any and all other remedies against any Indemnifying Party. Notwithstanding the foregoing, neither OpCo or its Affiliates, on the one hand, nor Pinnacle or its Affiliates, on the other hand, shall be liable to the other for any special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages (collectively, “Special Damages”) of the other arising in connection with the Transactions (provided, that any such liability with respect to a Third Party Claim shall be considered direct damages).

5.9 Survival of Indemnities. The rights and obligations of each of Pinnacle and OpCo and their respective Indemnified Parties under this Article V shall survive the sale or other transfer by any party of any Assets or businesses or the assignment by it of any Liabilities, including the Merger and the transactions contemplated thereby.

ARTICLE VI

OTHER AGREEMENTS

6.1 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) reasonable best efforts, prior to, on and after the Distribution Date, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement, including the Transactions, and the other Transaction Documents. In furtherance of such efforts, prior to the Time of Distribution, Pinnacle may adjust or modify the Plan of Reorganization from time to time as it determines is advisable to effect the Reorganization, provided that no such adjustment or modification that would reasonably be expected to adversely affect Pinnacle or GLPI from and after the Distribution shall be implemented without GLPI’s prior written consent (which consent shall not be unreasonably, withheld, conditioned or delayed).

(b) Without limiting the foregoing, prior to, on and after the Distribution Date, each party hereto shall, subject to Section 2.6(a), cooperate with the other parties, and without any further consideration, but at the expense of the requesting party from and after the Time of Distribution, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to obtain or make any Approvals or Notifications from or with any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and to take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the Assets and the assignment and assumption of the Liabilities and the other transactions contemplated hereby and thereby, including the Transactions. Without limiting the foregoing, each party will, at the reasonable request, cost and expense of any other party, take such other actions as may be reasonably necessary to vest in such other party good and marketable title to the Assets allocated to such party under this Agreement or any of the other Transaction Documents, free and clear of any Security Interest except as contemplated by any Transaction Document or, solely in the case of OpCo Assets, as contemplated by any of the Company Financing Commitment.

(c) At or prior to the Time of Distribution, Pinnacle and OpCo in their respective capacities as direct and indirect shareholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by OpCo or any other Subsidiary of Pinnacle or OpCo, as the case may be, to effectuate the transactions contemplated by this Agreement, including the Transactions.

6.2 Confidentiality.

(a) From and after the Time of Distribution, subject to Section 6.2(c) and except as contemplated by or otherwise provided in this Agreement or any other Transaction Document, Pinnacle shall not, and shall cause its Affiliates and officers, directors, employees, and other agents and representatives, including attorneys, agents, customers, suppliers, contractors, consultants and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of such party or of its Affiliates who reasonably need to know such information in providing services to any member of the Pinnacle Group, any OpCo Confidential Information. If any disclosures are made to any member of the Pinnacle Group in connection with any services provided to a member of the OpCo Group under this Agreement or any other Transaction Document, then the OpCo Confidential Information so disclosed shall be used only as required in connection with the receipt of such services. Pinnacle shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the OpCo Confidential Information by any of its Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 6.2(a), any Information, material or documents relating to the OpCo Business currently or formerly conducted, or proposed to be conducted, by any member of the OpCo Group furnished to, or in possession of, Pinnacle, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by Pinnacle or its officers, directors and Affiliates, that contain or otherwise reflect such information, material or documents is referred to herein as “OpCo Confidential Information.” OpCo Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by Pinnacle not otherwise permissible hereunder, (ii) Pinnacle can demonstrate became available to Pinnacle after the Time of Distribution from a source other than Pinnacle, OpCo or their Affiliates or (iii) is developed independently by Pinnacle without reference to the OpCo Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by Pinnacle to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, OpCo or any member of the OpCo Group with respect to such information.

(b) From and after the Time of Distribution, subject to Section 6.2(c) and except as contemplated by this Agreement or any other Transaction Document, OpCo shall not, and shall cause its Affiliates and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of such party or of its Affiliates who reasonably need to know such information in providing services to OpCo or any member of the OpCo Group, any Pinnacle Confidential Information. If any disclosures are made to any member of the OpCo Group in connection with any services provided to a member of the OpCo Group under this Agreement or any other Transaction Document, then the Pinnacle Confidential Information so disclosed shall be used only as required in connection with the receipt of such services. The OpCo Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Pinnacle Confidential Information by any of their Representatives as they use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 6.2(b), any Information, material or documents relating to the businesses currently or formerly conducted, or proposed to be conducted, by Pinnacle or any of its Affiliates (other than any member of the OpCo Group) furnished to, or in possession of, any member of the OpCo Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by OpCo, any member of the OpCo Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “Pinnacle Confidential Information.” Pinnacle Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the OpCo Group not otherwise permissible hereunder, (ii) OpCo can demonstrate became available to OpCo after the Time of Distribution from a source other than OpCo, Pinnacle or their respective Affiliates or (iii) is developed independently by such member of the OpCo Group without reference to the Pinnacle Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by OpCo to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Pinnacle or its Affiliates with respect to such information.

(c) If Pinnacle or its Affiliates, on the one hand, or OpCo or its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to applicable Law to disclose or provide any OpCo Confidential Information or Pinnacle Confidential Information, as applicable, the Person receiving such request or demand shall use commercially reasonable efforts to provide the other party with written notice of such request or demand as promptly as practicable under the circumstances so that such other party shall have an opportunity to seek an appropriate protective order. The party receiving such request or demand agrees to take, and cause its representatives to take, at the requesting party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the party that received such request or demand may thereafter disclose or provide any OpCo Confidential Information or Pinnacle Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority.

(d) Each of Pinnacle and OpCo acknowledges that it and the other members of its Group may have in their possession confidential or proprietary information of third Persons that was received under confidentiality or non-disclosure agreements with such third Person prior to the Distribution Date. Pinnacle and OpCo each agrees that it will hold, and will cause the other members of its Group and their respective Representatives to hold, in strict confidence the confidential and proprietary information of third Persons to which it or any other member of its respective Group has access, in accordance with the terms of any agreements entered into prior to the Distribution Date between or among one (1) or more members of the applicable party’s Group and such third Persons to the extent disclosed to such party.

6.3 Insurance Matters.

(a) Pinnacle acknowledges and agrees, on its own behalf and on behalf of each of the members of the Pinnacle Group, that, from and after the Time of Distribution, neither Pinnacle nor any members the Pinnacle Group shall have any rights to or under any of OpCo’s or the OpCo Group’ insurance policies.

(b) At the Time of Distribution, all insurance policies (and rights and obligations thereunder) of any member of OpCo Group or Pinnacle Group, shall be retained by or transferred to a member of OpCo Group, as applicable, other than the insurance policies acquired prior to the Time of Distribution by and in the name of Pinnacle or its Subsidiaries pursuant to Section 6.3(c) hereof.

(c) At the Time of Distribution, Pinnacle shall, at GLPI’s cost, have in effect all insurance policies required to comply with Pinnacle’s statutory and contractual obligations and such other insurance policies (with such terms, conditions and limits) as are reasonably necessary or customary for companies operating a business similar to the Pinnacle Business. Such insurance policies include, in addition to any policies required pursuant to and in accordance with the Master Lease Agreement, general liability, commercial auto liability, workers’ compensation, employers liability, product liability, employment practices liability, employee dishonesty/crime, directors’ and officers’ liability and fiduciary liability.

(d) Neither OpCo nor any member of the OpCo Group shall have any obligation to secure extended reporting for any claims under any of OpCo’s or the OpCo Group claims-made or occurrence-reported liability policies for any acts or omissions by Pinnacle or any member of the Pinnacle Group incurred prior to the Time of Distribution.

(e) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of either OpCo or any member of the OpCo Group in respect of any of the OpCo insurance policies and programs or any other contract or policy of insurance.

6.4 Litigation; Cooperation.

(a) Assumed Actions.

(i) As of the Time of Distribution, OpCo shall assume and thereafter, except as provided in Article V, be responsible for the administration of all Liabilities that may result from the OpCo Assumed Actions and all fees and costs relating to the defense of the OpCo Assumed Actions, including attorneys’ fees and costs incurred after the Time of Distribution. “OpCo Assumed Actions” means all Actions in existence as of the Distribution Date in which any member of the OpCo Group, the Pinnacle Group (as such group exists as of the Time of Distribution) or any Affiliate of a member of the OpCo Group or the Pinnacle Group (as such group exists as of the Time of Distribution) is a defendant other than the Pinnacle Assumed Actions.

(ii) As of the Time of Distribution, Pinnacle shall assume and thereafter, except as provided in Article V, be responsible for the administration of all Liabilities that may result from the Pinnacle

Assumed Actions and all fees and costs relating to the defense of the Pinnacle Assumed Actions, including attorneys’ fees and costs incurred after the Time of Distribution. “Pinnacle Assumed Actions” means those Actions listed on Schedule 6.4(a)(ii).

(b) Transferred Actions.

(i) OpCo shall transfer the Pinnacle Transferred Actions to Pinnacle, and Pinnacle shall receive and have the benefit of all of the proceeds of such Pinnacle Transferred Actions. “Pinnacle Transferred Actions” means those Actions in which any member of the OpCo Group, the Pinnacle Group (as of the Time of Distribution) or any Affiliate of a member of the OpCo Group or the Pinnacle Group (as of the Time of Distribution) is a plaintiff or claimant that are listed on Schedule 6.4(b)(i).

(ii) Pinnacle shall transfer the OpCo Transferred Actions to OpCo, and OpCo shall receive and have the benefit of all of the proceeds of such OpCo Transferred Actions. “OpCo Transferred Actions” means those Actions in which any member of the OpCo Group, the Pinnacle Group (as of the Time of Distribution) or any Affiliate of a member of the OpCo Group or Pinnacle Group (as of the Time of Distribution) is a plaintiff other than the Pinnacle Transferred Actions.

(c) (i) Pinnacle agrees that at all times from and after the Time of Distribution if a Third Party Claim relating primarily to the Pinnacle Business is commenced naming both Pinnacle and OpCo as defendants thereto, then Pinnacle shall use its commercially reasonable efforts to cause OpCo to be removed from such Third Party Claim; provided, that, if Pinnacle is unable to cause OpCo to be removed from such Third Party Claim, Pinnacle and OpCo shall cooperate and consult to the extent necessary or advisable with respect to such Third Party Claim.

(ii) OpCo agrees that at all times from and after the Time of Distribution if a Third Party Claim relating primarily to the OpCo Business is commenced naming both Pinnacle and OpCo as defendants thereto, then OpCo shall use its commercially reasonable efforts to cause Pinnacle to be removed from such Third Party Claim; provided, that, if OpCo is unable to cause Pinnacle to be removed from such Third Party Claim, Pinnacle and OpCo shall cooperate and consult to the extent necessary or advisable with respect to such Third Party Claim.

(iii) Pinnacle and OpCo agree that at all times from and after the Time of Distribution if a Third Party Claim which does not relate primarily to the OpCo Business or the Pinnacle Business is commenced naming both Pinnacle (or any member of the Pinnacle Group) and OpCo (or any member of the OpCo Group) as defendants thereto, then Pinnacle and OpCo shall cooperate fully with each other, maintain a joint defense (in a manner that would preserve for both parties and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect thereto) and consult each other to the extent necessary or advisable with respect to such Third Party Claim.

6.5 Tax Matters. Pinnacle, GLPI and OpCo shall enter into the Tax Matters Agreement on or prior to the Distribution Date. To the extent that any representations, warranties, covenants or agreements between the parties with respect to Taxes or other Tax matters are set forth in the Tax Matters Agreement, such Taxes and other Tax matters shall be governed exclusively by the Tax Matters Agreement and not by this Agreement.

6.6 Employee Matters. Pinnacle, GLPI and OpCo shall enter into the Employee Matters Agreement on or prior to the Distribution Date. To the extent that any representations, warranties, covenants or agreements between the parties with respect to employment matters are set forth in the Employee Matters Agreement, such employment matters shall be governed exclusively by the Employee Matters Agreement and not by this Agreement.

6.7 Compliance with Legal Requirements. After the Time of Distribution, each of OpCo and Pinnacle covenants and agrees that it will comply in all material respects with all legal requirements and regulations applicable to it that have been enacted by a Governmental Authority as a condition to or otherwise in connection with the Distribution.

ARTICLE VII

DISPUTE RESOLUTION

7.1 General Provisions.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement or the other Transaction Documents (other than the Master Lease), or the validity, interpretation, breach or termination thereof, or arising out of or related to the relationship and/or duties of the parties created by this Agreement or the transactions contemplated hereby (whether arising out of contract, tort, equity or statute) (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Article VII, which shall be the sole and exclusive procedures for the resolution of any such Dispute unless otherwise specified in the applicable Transaction Document or in this Article VII below.

(b) Commencing with a request contemplated by Section 7.2 set forth below, all communications between the parties or their representatives in connection with the attempted resolution of any Dispute shall, to the greatest extent permitted by applicable law, be deemed to have been delivered in furtherance of a Dispute settlement and shall, to the greatest extent permitted by applicable law, be exempt from discovery and production, and shall not be admissible into evidence for any reason (whether as an admission or otherwise), in any arbitral or other proceeding for the resolution of any Dispute.

(c) By agreeing to arbitration, the parties hereto do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court pursuant to Section 7.2(f), the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d) THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO (I) SPECIAL DAMAGES, AS DEFINED HEREIN (PROVIDED, THAT LIABILITY FOR ANY SUCH SPECIAL DAMAGES, AS DEFINED HEREIN, WITH RESPECT TO ANY THIRD PARTY CLAIM SHALL BE CONSIDERED DIRECT DAMAGES) AND (II) TRIAL BY JURY IN ANY LITIGATION PERMITTED HEREUNDER.

(e) The specific procedures set forth in this Article VII below, including the time limits referenced therein, may be modified by agreement of both of the parties in writing.

(f) All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in this Article VII are pending.

7.2 Arbitration.

(a) In the event of any Dispute, either party may (i) pursuant to its rights under Section 8.10, submit a request for interim or preliminary injunctive relief to an arbitral tribunal appointed pursuant to Section 7.2(b) (provided, that, if the tribunal shall not have been constituted, either party may seek interim relief either before a special arbitrator, as provided for in Rule 14 of the CPR Arbitration Rules, or before any court of competent jurisdiction) if, in the reasonable opinion of such party, such interim injunctive relief is necessary to preserve its rights pending resolution of the Dispute, and (ii) submit such Dispute to be finally resolved by binding arbitration, in each case, pursuant to the CPR Rules for Non-Administered Arbitration as then in effect (the “CPR Arbitration Rules”).

(b) The arbitral tribunal will be composed of three arbitrators appointed in the manner provided by the CPR Arbitration Rules.

(c) The seat of arbitration shall be Wilmington, Delaware.

(d) The arbitral tribunal will have the right to award, on an interim basis, or include in the final award, any relief which it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), final, complete, interim, or interlocutory relief, including specific performance or any other form of injunctive relief and attorneys’ fees and costs; provided, that the arbitral tribunal will not award and shall not be empowered to award any Special Damages. By agreeing to arbitration, the parties hereto do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings. In any such action, Pinnacle and OpCo each unconditionally and irrevocably (i) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery located in Wilmington, Delaware, or where such court does not have jurisdiction, the state or federal court located within the County of New Castle in the State of Delaware (“Delaware Courts”); (ii) waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any Delaware Court; (iii) consents to service of process in the manner provided for notices in Section 8.5 below, or in any other manner permitted by applicable law; and (IV) WAIVES ANY RIGHT TO TRIAL BY JURY. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court pursuant to this Section 7.2(d), the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court or a special arbitrator modify or vacate any temporary or preliminary relief issued by such court or special arbitrator, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(e) So long as either party has a timely claim to assert, the agreement to arbitrate Disputes set forth in this Section 7.2 will continue in full force and effect subsequent to, and notwithstanding the completion, expiration or termination of, this Agreement.

(f) A party obtaining an order of interim injunctive relief may enter judgment upon such award in any court of competent jurisdiction. The final award in an arbitration pursuant to this Article VII shall be conclusive and binding upon the parties, and a party obtaining a final award may enter judgment upon and enforce such award in any court of competent jurisdiction.

(g) It is the intent of the parties that the agreement to arbitrate Disputes set forth in this Section 7.2 shall be interpreted and applied broadly such that all reasonable doubts as to arbitrability of a Dispute shall be decided in favor of arbitration.

(h) If a Dispute includes both arbitrable and nonarbitrable claims, counterclaims or defenses, the parties shall arbitrate all such arbitrable claims, counterclaims or defenses and shall concurrently litigate, subject to and in accordance with Section 8.2, all such nonarbitrable claims, counterclaims or defenses.

(i) The parties agree that the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., shall govern any arbitration between the parties pursuant to this Section 7.2.

(j) Each party shall bear its own fees, costs and expenses and shall bear an equal share of the expenses of the arbitration, including the fees, costs and expenses of the arbitrator; provided, in the case of any Disputes relating to the parties’ rights and obligations with respect to indemnification under Article V, the substantially prevailing party shall be entitled to reimbursement by the other party of its reasonable out-of-pocket fees and expenses (including attorneys’ fees) incurred in connection with the arbitration.

ARTICLE VIII

MISCELLANEOUS

8.1 Corporate Power. Pinnacle represents on behalf of itself and on behalf of other members of the Pinnacle Group, and OpCo represents on behalf of itself and on behalf of other members of the OpCo Group, as follows:

(a) each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform each of this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby, including the Transactions; and

(b) this Agreement and each Transaction Document to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

8.2 Governing Law; Jurisdiction. This Agreement and, unless expressly provided therein, each other Transaction Document, shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware which might compel the applications of the law of another jurisdiction.

8.3 Survival of Covenants. Except as expressly set forth in any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization and the Distribution and shall remain in full force and effect.

8.4 Force Majeure. No party hereto (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any other Transaction Document, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure.

A party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (i) notify the other parties of the nature and extent of any such Force Majeure condition and (ii) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

8.5 Notices. All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the other Transaction Documents shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.5):

If to GLPI, Pinnacle or a member of the Pinnacle Group, to:

Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 400
Wyomissing, Pennsylvania 19610
Facsimile:	(610) 401-2901
Email:	bmoore@glpropinc.com
Attention:	Brandon J. Moore

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn:	Daniel A. Neff
Gregory E. Ostling
Email:	DANeff@wlrk.com
GEOstling@wlrk.com
Telephone:	(212)403-1000
Facsimile:	(212)403-2000

if to OpCo:

[●]

with a copy to:

Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036
Attn:	Stephen F. Arcano
Neil P. Stronski
Email:	stephen.arcano@skadden.com
neil.stronski@skadden.com
Telephone:	(212)735-3000
Facsimile:	(212)735-2000

8.6 Termination. Notwithstanding any provision to the contrary, if the Merger Agreement has been terminated in accordance with its terms, this Agreement may be terminated and the Distribution abandoned at any time prior to the Time of Distribution by and in the sole discretion of Pinnacle without the prior approval of any Person, including OpCo. In the event of such termination, this Agreement shall become void and no party, or any of its officers and directors shall have any liability to any Person by reason of this Agreement. After the Time of Distribution, this Agreement may not be terminated except by an agreement in writing signed by each of the parties to this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement, including the Transactions, be consummated as originally contemplated to the greatest extent possible.

8.8 Entire Agreement. Except as otherwise expressly provided in this Agreement, this Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the parties hereto with respect to the subject matter of this Agreement.

8.9 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto. Except as provided in Article V with respect to Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and members of their respective Group and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement or such Transaction Document, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the parties to this Agreement.

8.11 Amendment. Except as provided in Section 8.14, this Agreement may be amended or modified only by a written instrument signed by OpCo and Pinnacle which, unless the Merger Agreement has been terminated in accordance with its terms, shall not become effective unless GLPI has provided its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). No waiver by any party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the party so waiving; provided, that unless the Merger Agreement has been terminated in accordance with its terms, no party may waive any provision of this Agreement without GLPI’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

8.12 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (iv) references to “$” shall mean U.S. dollars, (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified, (vi) the word “or” shall not be exclusive, (vii) references to “written” or “in writing” include in electronic form, (viii) unless the context requires otherwise, references to “party” shall mean Pinnacle or OpCo, as appropriate, and references to “parties” shall mean Pinnacle and OpCo (except that with reference to Article VII and Article VIII, “parties” shall mean Pinnacle, OpCo and, to the extent applicable in the context, GLPI, and to the extent applicable, “party” shall mean Pinnacle or OpCo or GLPI, as applicable), (ix) provisions shall apply, when appropriate, to successive events and transactions, (x) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (xi) Pinnacle and OpCo have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement, and (xii) a reference to any Person includes such Person’s successors and permitted assigns.

8.13 Counterparts. This Agreement may be executed in counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (.PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

8.14 GLPI Guaranty.

(a) GLPI hereby guarantees unconditionally and as a primary obligation, for the benefit of OpCo, the due performance by Pinnacle of its obligations under the Transaction Documents following the Effective Time (the “Guaranteed Obligations”). If Pinnacle fails to perform any such obligation, GLPI, upon written request of OpCo, shall, or shall cause Pinnacle to, perform such obligations promptly upon receipt of such request. This guaranty shall apply regardless of any amendments, variations, alterations, waivers or extensions to this Agreement, except to the extent any of the foregoing modifies the application thereof. For the avoidance of doubt, this guaranty of this Section 8.14 shall only be effective from and after the Effective Time.

(b) GLPI hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by OpCo upon this Section 8.14 or acceptance of this Section 8.14. The Guaranteed Obligation conclusively shall be deemed to have been created, contracted or incurred in reliance upon this Section 8.14, and all dealings between OpCo, on the one hand, and Pinnacle, on the other, likewise conclusively shall be presumed to have been had or consummated in reliance upon this Section 8.14. When pursuing its rights and remedies hereunder against GLPI, OpCo shall be under no obligation to pursue such rights and remedies it may have against Pinnacle or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by OpCo to pursue such other rights or remedies or to collect any payments from Pinnacle or any such other Person or to realize upon or to exercise any such right of offset shall not relieve GLPI of any liability hereunder.

(c) GLPI expressly and irrevocably waives any election of remedies by OpCo, promptness, diligence, acceptance hereof, presentment, demand, protest and any notice of any kind not provided for herein or not required to be provided to Pinnacle under or in connection with this Agreement, other than defenses that are available to Pinnacle hereunder. OpCo acknowledges and agrees that GLPI shall be entitled to all rights, remedies and benefits of Pinnacle hereunder following the Time of Distribution. GLPI acknowledges that it will receive substantial direct and indirect benefits from the transaction contemplated by this Agreement and that the waivers set forth in this Section 8.14 are made knowingly in contemplation of such benefits.

(d) GLPI represents and warrants that (i) it is duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, (ii) it has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement solely for purposes of this Section 8.14 and this Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of GLPI, enforceable against GLPI in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)) and (iii) the execution, delivery and performance of this Agreement does not contravene any law to which GLPI is subject or result in any breach of any contract to which GLPI is a party, other than such contravention or breach that would not be material to GLPI or limit its ability to carry out the terms and provisions of this Agreement solely for purposes of this Section 8.14.

(e) OpCo agrees that its rights in respect of any claim or liability under this Agreement asserted by it against GLPI shall be limited solely to satisfaction out of, and enforcement against, the assets of GLPI and the Pinnacle Group, and OpCo covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any of GLPI’s former, current or future directors, officers, agents, or stockholders or any former, current or future directors, officers, agents, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law.

(f) No amendment, supplement or modification to this Section 8.14 shall be made without the written agreement of GLPI.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

PINNACLE ENTERTAINMENT, INC.

By:
Name:
Title:

[OPCO]

By:
Name:
Title:

Solely with respect to Article VIII

GAMING AND LEISURE PROPERTIES, INC.

By:
Name:
Title:

[Signature Page to Separation and Distribution Agreement]

EXHIBIT D

TAX MATTERS AGREEMENT

DATED AS OF JULY 20, 2015

BY AND AMONG

PINNACLE ENTERTAINMENT, INC.,

AND

GAMING AND LEISURE PROPERTIES, INC.

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT, dated as of July 20, 2015 (this “Agreement”), is by and among Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”) and Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”). Each of OpCo (as defined below), Pinnacle, and GLPI is sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the board of directors of Pinnacle has determined, among other things, that it is in the best interests of Pinnacle’s stockholders (i) to create a new publicly traded company (“OpCo”) that shall own the OpCo Assets, and distribute, on a pro rata basis, all of the issued and outstanding shares of the common stock of OpCo (the “OpCo Common Stock”) to Pinnacle’s stockholders and (ii) to merge, pursuant to the terms of the Agreement and Plan of Merger by and among Pinnacle, GLPI and Merger Sub (as defined below), dated as of July 20, 2015 (the “Merger Agreement”), with and into a newly formed Subsidiary of GLPI, which will be a Delaware limited liability company (“Merger Sub”), with Merger Sub surviving such merger (the “Merger”) as a wholly-owned Subsidiary of GLPI;

WHEREAS, Pinnacle, OpCo and GLPI will enter into the Separation Agreement, a form of which is attached to the Merger Agreement (the “Separation Agreement”), pursuant to which, among other things (i) (a) Pinnacle will, and will cause its Subsidiaries to, transfer the OpCo Assets to OpCo and its Subsidiaries, (b) OpCo or certain of its Subsidiaries will assume certain liabilities of Pinnacle; and (c) OpCo will distribute, directly or indirectly, to Pinnacle the proceeds of an OpCo borrowing of $975 million, as such amount may be adjusted pursuant to the Separation Agreement (the transactions described in this clause (i), together with certain related transactions, the “Reorganization”); and (ii) Pinnacle will distribute, on a pro rata basis, all of the issued and outstanding shares of the OpCo Common Stock to the holders of the issued and outstanding shares, par value one-tenth of one dollar ($0.10) per share, of Pinnacle (“Pinnacle Common Stock” and such distribution, the “Distribution”);

WHEREAS, Pinnacle, GLPI and Merger Sub have entered into the Merger Agreement pursuant to which Pinnacle will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned Subsidiary of GLPI; and

WHEREAS, in connection with the Reorganization and the Merger, the Parties wish to provide for the payment of Tax liabilities and entitlement to Refunds, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, each of the Parties mutually covenants and agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.01 General. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 3.02(a).

“Adjustment” means an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assumptions” means, collectively, that (i) Pinnacle had U.S. federal net operating loss carryforwards of $631,643,714 as of the close of the taxable year ended December 31, 2014; (ii) Pinnacle had general business tax credits of $19,766,633 as of the close of the taxable year ended December 31, 2014; (iii) Pinnacle’s net operating loss carryforwards and general business credits described in clauses (i) and (ii) will, to the extent not otherwise utilized during a Pre-Closing Period (but only to the extent contemplated by clause (v)), be available to offset taxable gain recognized in connection with the Transactions for regular U.S. federal income tax purposes (disregarding for these purposes any alternative minimum tax that may apply) and , in connection with such availability to offset such taxable gain, will not be subject to any limitation for regular U.S. federal income tax purposes including, but not limited to, any limitation imposed by Section 382 or Section 383 of the Code (disregarding for these purposes any limitations that may apply for alternative minimum tax purposes); (iv) Pinnacle had an adjusted U.S. federal income tax basis of $1,167,572,672 in the OpCo Assets as of the close of the taxable year ended December 31, 2014; and (v) for U.S. federal income tax purposes, (A) Pinnacle’s taxable income for the taxable year ended December 31, 2015 (excluding any taxable income attributable to the Transactions, any Section 481(a) Adjustment, and any Adjustment otherwise made that results in a change to the applicable recovery period of any of the Specified Assets to 39 years under Section 168(a) of the Code for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date, the “Pinnacle 2015 Operating Taxable Income”) will not exceed the Adjusted Operating Taxable Income Cap and (B) Pinnacle’s taxable income for the portion of the taxable year beginning January 1, 2016 and ending on the Closing Date (excluding any taxable income attributable to the Transactions, any Section 481(a) Adjustment, and any Adjustment otherwise made that results in a change to the applicable recovery period of any of the Specified Assets to 39 years under Section 168(a) of the Code for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date) will not exceed the excess of (x) the Adjusted Operating Taxable Income Cap over (y) the Pinnacle 2015 Operating Taxable Income, provided, however, that the limitation contained in this clause (v)(B) shall not apply in the event that the Closing has not occurred on or before March 31, 2016. For purposes of this definition, “Adjusted Operating Taxable Income Cap” means the sum of (A) $195 million and (B) the excess of (x) actual 2015 EBITDA (as reported in the Company Financial Statements (as that term is defined in the Merger Agreement)) over (y) $621,672,000.

“Barges” means, collectively, Ameristar Casino Hotel Vicksburg, Ameristar Casino Hotel Kansas City, River City Casino Hotel, Ameristar Casino Resort Spa St. Charles, L’Auberge Casino & Hotel Baton Rouge, and L’Auberge Casino Resort Lake Charles.

“Closing Date” means the date on which the Merger is consummated.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” shall mean the Commissioner of the IRS.

“Controlling Party” has the meaning set forth in Section 5.03.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” has the meaning set forth in the Separation Agreement.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of (i) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the entire Tax liability for any taxable period, (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (iv) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.

“GLPI” has the meaning set forth in the preamble to this Agreement.

“GLPI Entity” means any Subsidiary of GLPI immediately after the Effective Time, including members of the Pinnacle Group.

“GLPI Group” means, individually or collectively, as applicable, GLPI and any GLPI Entity.

“GLPI Returns” has the meaning set forth in Section 3.01.

“Income Taxes” means any Taxes based upon, measured by, or calculated with respect to: (i) net income, profits, gains or net receipts (including, but not limited to, any capital gains, minimum Tax or any Tax on items of Tax preference, but not including sales, use, real or personal property, or transfer or similar Taxes) or (ii) multiple bases (including corporate franchise, doing business and occupation Taxes) if one or more bases upon which such Tax may be based, measured by, or calculated with respect to, is described in clause (i).

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” has the meaning set forth in Section 6.03 of this Agreement.

“IRS Submission” has the meaning set forth in Section 6.03.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the recitals to this Agreement.

“Non-Controlling Party” has the meaning set forth in Section 5.03.

“OpCo” has the meaning set forth in the preamble to this Agreement.

“OpCo Assets” has the meaning set forth in the Separation Agreement.

“OpCo Common Stock” has the meaning set forth in the recitals to this Agreement.

“OpCo Entity” means any Subsidiary of OpCo immediately after the Effective Time.

“OpCo Group” means, individually or collectively, as the case may be, OpCo and any OpCo Entity.

“Party” and “Parties” have the meaning set forth in the preamble to this Agreement.

“Pinnacle” has the meaning set forth in the preamble to this Agreement.

“Pinnacle Entity” means any Subsidiary of Pinnacle immediately after the Effective Time.

“Pinnacle Group” means, individually or collectively, as the case may be, Pinnacle and any Pinnacle Entity.

“Pinnacle Returns” has the meaning set forth in Section 3.01.

“Person” has the meaning set forth in the Separation Agreement.

“Post-Closing Period” means any taxable period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date.

“Prime Rate” means the base rate on corporate loans charged by Citibank, N.A. from time to time, compounded daily on the basis of a year of 365 or 366 (as applicable) days and actual days elapsed.

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that for purposes of this Agreement, the amount of any Refund required to be paid to another Party shall be reduced by the net amount of any Income Taxes imposed on, related to, or attributable to, the receipt or accrual of such Refund by the Party otherwise required to pay such amount.

“Riverboats” means Ameristar Casino Hotel East Chicago, Belterra Casino Resort, Ameristar Casino Hotel Council Bluffs, Boomtown Casino & Hotel Bossier City, and Boomtown Casino & Hotel New Orleans.

“Reorganization” has the meaning set forth in the recitals to this Agreement.

“Required Party” has the meaning set forth in Section 2.07.

“Ruling Request” has the meaning set forth in Section 6.03.

“Section 336(e) Election” has the meaning set forth in Section 6.01.

“Section 481(a) Adjustments” has the meaning set forth in Section 6.02.

“Separation Agreement” has the meaning set forth in the recitals.

“Specified Assets” means, collectively, the Riverboats and the Barges.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Tax” means (i) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any U.S. federal, state or local or foreign governmental authority, including, but not limited to, net income, gross income, gross receipts, excise, real property, personal property, sales, use, service, service use, license, lease, capital stock, transfer, recording, franchise, business organization, occupation, premium, gaming, environmental, windfall profits, profits, customs, duties, payroll, wage, withholding, social security, employment, unemployment, insurance, severance, workers compensation, stamp, alternative minimum, estimated, value added, ad valorem, escheat, unclaimed property, and other taxes, charges, fees, duties, levies, imposts, or other similar assessments, (ii) any interest, penalties or additions attributable thereto and (iii) all liabilities in respect of any items described in clauses (i) or (ii) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Tax Attributes” means net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses, any other losses, deductions, credits or other comparable items, and asset basis, that could affect a Tax liability for any taxable period.

“Tax Matter” has the meaning set forth in Section 7.01.

“Tax Proceeding” means any audit, assessment of Taxes, pre-filing agreement, other examination by any Taxing Authority, proceeding, appeal of a proceeding or litigation relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax and any amended Tax return or claim for refund.

“Taxing Authority” means any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Time of Distribution” has the meaning set forth in the Separation Agreement.

“Transaction Documents” has the meaning set forth in the Separation Agreement.

“Transactions” means the Reorganization, the Distribution, the Merger, and the other transactions contemplated by the Transaction Documents and the Merger Agreement.

“Transfer Taxes” has the meaning set forth in Section 2.05.

“Treasury Regulations” means the final and temporary (but not proposed) income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“U.S.” means the United States of America.

Section 1.02 Additional Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the Separation Agreement.

ARTICLE II

ALLOCATION OF TAX LIABILITIES

Section 2.01 General Rule. OpCo shall be liable for, and shall indemnify and hold harmless the Pinnacle Group and the GLPI Group from and against any liability for, Taxes that are allocated to OpCo under this Article II. GLPI shall be liable for, and shall indemnify and hold harmless the OpCo Group from and against any liability for, Taxes that are allocated to GLPI under this Article II.

Section 2.02 Liability for Taxes. Except as otherwise provided in this Article II, (i) OpCo shall be liable for any Taxes (a) of the Pinnacle Group for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date and (b) of the OpCo Group, and (ii) GLPI shall be liable for any Taxes of the Pinnacle Group for any Post-Closing Period or the portion of any Straddle Period beginning the day after the Closing Date.

Section 2.03 Distribution Taxes. GLPI shall be liable for the excess of (a) the amount of any Income Taxes imposed on any member of the OpCo Group or the Pinnacle Group with respect to Pre-Closing Periods beginning on or after January 1, 2015, or the portion of any Straddle Period ending on or before the Closing Date, over (b) the amount of such Income Taxes that would have been imposed with respect to such Pre-Closing Periods (or the portion of any Straddle Period ending on or before the Closing Date), determined as if the Transactions had not occurred (but such Pre-Closing Periods otherwise ended on the date such Pre-Closing Periods actually ended); provided, however, that notwithstanding anything to the contrary contained herein, the aggregate amount of Taxes for which GLPI is liable pursuant to this Section 2.03 shall not exceed the aggregate amount of Income Taxes for which GLPI would have been liable pursuant to this Section 2.03 (without regard to this proviso) had the Assumptions been accurate in all respects. For purposes of this Section 2.03, in determining the limitation on GLPI’s liabilities hereunder, clause (iii) of the Assumptions shall be modified to factor in 50% of any utilization of or reduction in U.S. federal net operating loss carryforwards or general business tax credits of Pinnacle resulting from or attributable to either (i) the Section 481(a) Adjustments, or (ii) any Adjustment otherwise made that results in a change to the applicable recovery period of any of the Specified Assets to 39 years under Section 168(a) of the Code for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date.

Section 2.04 Section 481(a) Adjustments and Associated Taxes.

(a) Without duplication of any amount for which OpCo is liable under Section 2.02, OpCo shall be liable for 50% of any Income Taxes resulting from (i) the Section 481(a) Adjustments, or (ii) any Adjustment otherwise made that results in a change to the applicable recovery period of any of the Specified Assets to 39 years under Section 168(a) of the Code for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date.

(b) Without duplication of any amount for which GLPI is liable under Section 2.03, GLPI shall be liable for 50% of any Income Taxes resulting from (i) the Section 481(a) Adjustments, or (ii) any Adjustment otherwise made that results in a change to the applicable recovery period of any of the Specified Assets to 39 years under Section 168(a) of the Code for Pre-Closing Periods or the portion of any Straddle Period ending on the Closing Date.

Section 2.05 Transfer Taxes. GLPI shall be liable for any excise, sales, use, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar Taxes (collectively, “Transfer Taxes”) imposed with respect to the Transactions.

Section 2.06 Indemnity Payments.

(a) If a Party (or one or more of its Subsidiaries) is required under applicable Tax Law to pay to a Taxing Authority a Tax that the other Party (the “Required Party”) is liable for under this Agreement, the Required Party shall reimburse the other Party within twenty (20) days of delivery by the other Party to the Required Party of an invoice for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. The reimbursement shall include interest on the Tax payment computed at the Prime Rate based on the number of days from the date of the payment to the Taxing Authority to the date of reimbursement under this Section 2.06.

(b) For all Tax purposes, the Parties agree to treat (a) any payment required by this Agreement (other than payments with respect to interest accruing after the Time of Distribution) as either a contribution by Pinnacle to OpCo or a distribution by OpCo to Pinnacle, as the case may be, occurring immediately prior to the Time of Distribution or as a payment of an assumed or retained liability, and (b) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in either case except as otherwise required by applicable Law.

Section 2.07 Allocations for Straddle Periods. For purposes of this Article II, the portion of Taxes of a Straddle Period allocable to the portion of such Straddle Period ending on the Closing Date shall be determined (i) in the case of Income Taxes, via a “closing of the books” as of the Closing Date (with deductions determined on a time basis, such as depreciation, allocated to the period prior to and after the “closing of the books” on a daily basis consistent with the principles set forth in clause (ii)), and (ii) in the case of other Taxes, by comparing the number of days in such Straddle Period up to and including the Closing Date to the total number of days in such Straddle Period and allocating on a pro-rata basis.

Section 2.08 Post-Closing Actions. Notwithstanding anything to the contrary contained herein, OpCo shall not be liable for any Taxes attributable to any actions undertaken by the Pinnacle Group on the Closing Date but after the Effective Time.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

Section 3.01 Pre-Closing Period and Straddle Period Tax Returns. OpCo shall prepare and file when due (including extensions) any Tax Returns of the Pinnacle Group or the OpCo Group for Pre-Closing Periods and any Tax Returns of the OpCo Group for Straddle Periods (“Pinnacle Returns”). OpCo shall prepare any such Pinnacle Returns that are Tax Returns of the Pinnacle Group for Pre-Closing Periods in a manner that is consistent with past practice and in accordance with Schedule A. GLPI shall prepare and file when due (including extensions) any Tax Returns of the Pinnacle Group for Straddle Periods (“GLPI Returns”). The Parties shall provide, and shall cause their Subsidiaries to provide, reasonable assistance and cooperation to one another with respect to the preparation and filing of Tax Returns.

Section 3.02 Review of Tax Returns.

(a) At least sixty (60) days prior to the due date for filing any Pinnacle Return, OpCo shall provide a draft of such Pinnacle Return to GLPI for its review and comment, to the extent (i) such Pinnacle Return relates to Taxes for which GLPI would reasonably be expected to be liable under this Agreement, or (ii) GLPI reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement. OpCo shall consider in good faith any comments made by GLPI with respect to such Tax Return. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by a nationally recognized independent public accounting firm (the “Accounting Firm”). The Parties shall require the Accounting Firm to resolve all disputes no later than thirty (30) days after the submission of such dispute to the Accounting Firm, but in no event later than the due date for filing the applicable Pinnacle Return and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. OpCo and GLPI shall equally share all fees and any other charges of the Accounting Firm.

(b) At least sixty (60) days prior to the due date for filing any GLPI Return, GLPI shall provide a draft of such GLPI Return to OpCo for its review and comment, to the extent (i) such GLPI Return relates to Taxes for which OpCo would reasonably be expected to be liable under this Agreement, or (ii) OpCo reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement. GLPI shall consider in good faith any comments made by OpCo with respect to such Tax Return. The Parties shall negotiate in good faith to resolve all disputed issues. Any disputes that the Parties are unable to resolve shall be resolved by the Accounting Firm. The Parties shall require the Accounting Firm to resolve all disputes no later than thirty (30) days after the submission of such dispute to the Accounting Firm, but in no event later than the due date for filing the applicable GLPI Return and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. OpCo and GLPI shall equally share all fees and any other charges of the Accounting Firm.

Section 3.03 Transfer Tax Returns. Notwithstanding anything to the contrary herein, Tax Returns relating to Transfer Taxes shall be prepared and filed when due (including extensions) by the Person obligated to file such Tax Returns under applicable Law. The Parties shall provide, and shall cause their Subsidiaries to provide, assistance and cooperation to one another with respect to the preparation and filing of such Tax Returns.

Section 3.04 Distribution Tax Reporting. The Parties shall cause the Distribution to be reported to holders of Pinnacle Common Stock on IRS Form 1099-DIV. The Parties shall not take any position on any U.S. federal or state income tax return or take any other U.S. tax reporting position that is inconsistent with the treatment of the Distribution as a distribution to which Section 301 of the Code applies, except as otherwise required by applicable Law.

ARTICLE IV

REFUNDS, CARRYBACKS, AND AMENDMENTS

Section 4.01 Refunds.

(a) GLPI shall be entitled to all Refunds of Taxes for which GLPI is responsible pursuant to Article II, and OpCo shall be entitled to all Refunds of Taxes for which OpCo is responsible pursuant to Article II. A Party receiving a Refund to which the other Party is entitled pursuant to this Agreement shall pay the amount to which such other Party is entitled within ten (10) days after the receipt of the Refund by the Party otherwise required to pay such amount.

(b) To the extent that the amount of any Refund under this Section 4.01 is later reduced by a Taxing Authority or in a Tax Proceeding, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 4.01, and an appropriate adjusting payment shall be made.

Section 4.02 Carrybacks. Unless OpCo consents in writing, no carryback of any loss, credit or other Tax Attribute from any Post-Closing Period shall be made to a Pre-Closing Period of any member of the Pinnacle Group.

Section 4.03 Amended Tax Returns. Unless required by a Final Determination, or unless OpCo consents in writing, such consent not to be unreasonably withheld, conditioned, or delayed, GLPI shall not be permitted to amend any Pinnacle Returns.

ARTICLE V

TAX PROCEEDINGS

Section 5.01 Notice. OpCo, on the one hand, and GLPI, on the other hand, shall provide prompt notice to the other of any written communication from a Taxing Authority regarding any pending Tax audit, assessment or proceeding or other Tax Proceeding of which it becomes aware related to Taxes for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Taxing Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Taxing Authority in respect of any such matters. If an indemnified party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such party fails to give the indemnifying party prompt notice of such asserted Tax liability, such failure shall not relieve the indemnifying party of any liability and/or obligation which it may have to the indemnified party under this Agreement except to the extent that the indemnifying party was actually harmed by such failure.

Section 5.02 Control. OpCo shall have exclusive control over any Tax Proceeding relating to a Pre-Closing Period and any Tax Proceeding of the OpCo Group relating to a Straddle Period, in each case subject to Section 5.03. GLPI shall have exclusive control over any Tax Proceeding relating to any Tax Proceeding of the Pinnacle Group relating to a Straddle Period, subject to Section 5.03.

Section 5.03 Settlement and Participation Rights. The Party in control of a Tax Proceeding, as determined under Section 5.02 (the “Controlling Party”), shall have the sole right to contest, litigate, compromise and settle such Tax Proceeding, without obtaining the prior consent of whichever of OpCo or GLPI is not the Controlling Party (the “Non-Controlling Party”). Notwithstanding the foregoing, with respect to any Tax Proceeding relating to Taxes for which the Non-Controlling Party may be liable hereunder or which would reasonably be expected to have an adverse effect on the Non-Controlling Party:

(a) (i) The Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all substantive actions taken or proposed to be taken by the Controlling Party in such Tax Proceeding with respect to such Taxes; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such Tax Proceeding received from any Taxing Authority with respect to such Taxes; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Taxing Authority or judicial authority in connection with such Taxes in such Tax Proceeding; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential Taxes in such Tax Proceeding; (v) the Controlling Party shall defend such Tax Proceeding diligently and in good faith; and (vi) the Controlling Party shall not settle any such Tax Proceeding without the prior written consent of the Non-Controlling Party, which shall not be unreasonably withheld, conditioned or delayed. The failure of the Controlling Party to take any action specified in the preceding sentence shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure.

(b) The Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend, any formally scheduled meetings with Taxing Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in any such Tax Proceeding. The failure of the Controlling Party to provide any notice specified in this Section 5.03(b) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure.

ARTICLE VI

CERTAIN TAX MATTERS

Section 6.01 Section 336(e) Election. The Parties agree that Pinnacle shall timely make an election under Section 336(e) of the Code (and any similar provision of any U.S. state or local jurisdiction) and Treasury Regulation Section 1.336-2(j) (a “Section 336(e) Election”) with respect to the Distribution in accordance with Treasury Regulation Section 1.336-2(h). OpCo shall prepare and timely file such forms as may be contemplated by applicable Tax Law or administrative practice to effect such Section 336(e) Election. OpCo shall determine the allocation of amounts to be reflected on such forms in its reasonable discretion; provided, however that Pinnacle (and, after the Effective Time, GLPI) shall have the opportunity to review such allocation, and the Parties shall negotiate in good faith to resolve any disputed issues. The Parties shall not and shall not permit any of their respective Subsidiaries to, take any position for Tax purposes inconsistent with the relevant Section 336(e) Election or the allocations described in the preceding sentence, except as may be required pursuant to a Final Determination.

Section 6.02 Section 481(a) Adjustments. The Parties agree that, prior to the Closing Date, Pinnacle shall file an application under Revenue Procedure 2015-13 (as modified by Revenue Procedure 2015-33) for consent of the Commissioner to change Pinnacle’s method of accounting for depreciation of the Barges under section 168(a) of the Code to a method of depreciating the Barges over a period of 39 years. Further, in the event that Pinnacle obtains the IRS Ruling with respect to the Riverboats, the Parties agree that Pinnacle shall promptly file an application for consent of the Commissioner to change Pinnacle’s method of accounting for depreciation of the Riverboats under section 168(a) of the Code to a method of depreciating the Riverboats over a period of 39 years. Any adjustments required under Section 481(a) of the Code (and any similar provision of any U.S. state or local jurisdiction) with respect to the changes in method of accounting referred to in this Section 6.02 are collectively referred to as the “Section 481(a) Adjustments”. The Parties agree that OpCo shall cause Pinnacle to make an “eligible acquisition transaction election” on the tax return filed with respect to the final Pre-Closing Period pursuant to Section 7.03(3)(d) of Revenue Procedure 2015-13 with respect to each of the Section 481(a) Adjustments.

Section 6.03 IRS Ruling. Pinnacle has submitted to the IRS a request (the “Ruling Request”) for a private letter ruling from the IRS (the “IRS Ruling”) to the effect that the Barges and the Riverboats will qualify as real property for purposes of Section 856(c) of the Code. Until the Closing Date (and, after the Closing Date, in the sole discretion of GLPI), Pinnacle shall use its commercially reasonable efforts to obtain the IRS Ruling and, in consultation with GLPI, shall prepare and submit to the IRS supplemental materials relating thereto that Pinnacle determines are necessary or appropriate to obtain the IRS Ruling (each, an “IRS Submission”). Pinnacle shall provide GLPI with a reasonable opportunity to review and comment on each material IRS Submission and shall consider any such comments in good faith. Pinnacle shall provide GLPI with copies of each IRS Submission as filed with the IRS promptly following the filing thereof. Pinnacle shall use its commercially reasonable efforts to notify GLPI and GLPI’s representatives of any substantive communications with the IRS regarding any material issue arising with respect to the Ruling Request. The Parties acknowledge that the obtaining of the IRS Ruling is not a condition to the consummation of any of the Transactions. The Parties further acknowledge that Pinnacle shall not revoke the Ruling Request or otherwise cease attempting to obtain the IRS Ruling (including, for clarification, the portion of the IRS Ruling relating to the Riverboats) without the consent of GLPI, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE VII

COOPERATION

Section 7.01 General Cooperation. The Parties shall each cooperate fully (and each shall cause its respective Subsidiaries to cooperate fully) with all reasonable requests in writing from another Party hereto, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of Tax Returns, claims for Refunds, Tax Proceedings, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of any of the Parties (including matters related to a Party’s qualification as a “real estate investment trust” under the Code) or their respective Subsidiaries covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include, without limitation, at each Party’s own cost:

(a) the provision of any Tax Returns of the Parties and their respective Subsidiaries, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(b) the execution of any document (including any power of attorney) in connection with any Tax Proceedings of any of the Parties or their respective Subsidiaries, or the filing of a Tax Return or a Refund claim of the Parties or any of their respective Subsidiaries;

(c) the use of the Party’s reasonable best efforts to obtain any documentation in connection with a Tax Matter; and

(d) the use of the Party’s reasonable best efforts to obtain any Tax Returns (including accompanying schedules, related work papers, and documents), documents, books, records or other information in connection with the filing of any Tax Returns of any of the Parties or their Subsidiaries.

Each Party shall make its employees, advisors, and facilities available, without charge, on a reasonable and mutually convenient basis in connection with the foregoing matters.

Section 7.02 Retention of Records. OpCo and GLPI shall retain or cause to be retained all Tax Returns, schedules and work papers, and all material records or other documents relating thereto in their possession, until sixty (60) days after the expiration of the applicable statute of limitations (including any waivers or extensions thereof) of the taxable periods to which such Tax Returns and other documents relate or until the expiration of any additional period that any Party reasonably requests, in writing, with respect to specific material records and documents. A Party intending to destroy any material records or documents shall provide the other Party with reasonable advance notice and the opportunity to copy or take possession of such records and documents. The Parties hereto will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Dispute Resolution. Except as otherwise specified herein, any dispute between the Parties as to any matter covered by this Agreement shall be resolved pursuant to Article VII of the Separation Agreement.

Section 8.02 Tax Sharing Agreements. All Tax sharing, indemnification and similar agreements, written or unwritten, as between OpCo or an OpCo Entity, on the one hand, and GLPI or a GLPI Entity, on the other (other than this Agreement or any other Transaction Document), shall be or shall have been terminated no later than the Effective Time and, after the Effective Time, none of OpCo or an OpCo Entity, or GLPI or a GLPI Entity shall have any further rights or obligations under any such Tax sharing, indemnification or similar agreement.

Section 8.03 Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the earlier of the ninetieth (90th) day or the payment date and thereafter will accrue interest at a rate per annum equal to 9%.

Section 8.04 Survival of Covenants. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Effective Time and remain in full force and effect in accordance with their applicable terms.

Section 8.05 Termination. This Agreement may not be terminated except by an agreement in writing signed by each of the Parties to this Agreement; provided, that if the Merger Agreement has been terminated in accordance with its terms, this Agreement may be terminated in the sole discretion of Pinnacle without the prior approval of any Person, including GLPI.

Section 8.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.

Section 8.07 Joinder of OpCo. Promptly following the formation of Opco, Pinnacle shall cause OpCo to execute a joinder to this Agreement in a form reasonably agreed to by Pinnacle and GLPI.

Section 8.08 Entire Agreement. Except as otherwise expressly provided in this Agreement, this Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties hereto with respect to the subject matter of this Agreement.

Section 8.09 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Party hereto. This Agreement is for the sole benefit of the Parties to this Agreement and their respective Subsidiaries and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by the Parties to this Agreement. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

Section 8.11 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, exhibits and schedules of this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) Pinnacle and GLPI have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (k) a reference to any Person includes such Person’s successors and permitted assigns.

Section 8.12 Counterparts. This Agreement may be executed in counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 8.13 Coordination with the Employee Matters Agreement. To the extent any covenants or agreements between the Parties with respect to employee withholding Taxes are set forth in the Employee Matters Agreement, such Taxes shall be governed exclusively by the Employee Matters Agreement and not by this Agreement.

Section 8.14 Effective Date. This Agreement shall, apart from Section 6.02 and Section 6.03, become effective only upon the occurrence of the Merger. Sections 6.02 and 6.03 shall become effective as of the date of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

PINNACLE ENTERTAINMENT, INC.

By	/s/ John A. Godfrey
Name:	John A. Godfrey
Title:	Executive Vice President, Secretary and General Counsel

GAMING AND LEISURE PROPERTIES, INC.

By	/s/ Brandon J. Moore
Name:	Brandon J. Moore
Title:	Senior Vice President and General Counsel

[Signature Page to Tax Matters Agreement]

SCHEDULE A

Except as otherwise required by applicable Law, the following costs and expenses shall be deducted by Pinnacle in the Pre-Closing Period:

(1) any payments made by GLPI, pursuant to Sections 2.5(b) and (c) of the Merger Agreement, in respect of Adjusted Pinnacle Options or Adjusted Pinnacle RSUs; and

(2) any payments of debt breakage costs in connection with the termination and repayment of obligations and the redemption of notes pursuant to Section 5.14 of the Merger Agreement.

ANNEX B

July 20, 2015

The Board of Directors

Gaming and Leisure Properties, Inc.

825 Berkshire Blvd., Suite 400

Wyomissing, PA 19610

Members of the Board:

We understand that Pinnacle Entertainment, Inc. (“Pinnacle” or the “Company”), Gaming and Leisure Properties, Inc. (the “Buyer”) and Gold Merger Sub, LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 19, 2015 (the “Merger Agreement”), which provides, among other things, for (i) the merger (the “Merger”) of the Company with and into Acquisition Sub, with the Acquisition Sub as the surviving entity and (ii) as a condition to the Merger, the Company’s distribution to the Company’s shareholders (the “Distribution” and together with the Merger, the “Transaction”) all of the issued and outstanding shares of common stock of a newly-formed Delaware corporation (“OpCo”, and the Company following the completion of the Distribution to be referred to herein as “RemainCo”) and a newly formed wholly owned subsidiary of the Company that will own certain of the Company’s assets, in accordance with the terms of the Separation and Distribution Agreement, Master Lease Agreement, and the Employee Matters Agreement substantially in the form of the drafts dated July 19, 2015 and Tax Matters Agreement, substantially in the form of the draft dated July 20, 2015 (the “OpCo Spin-off Agreements”). Pursuant to the Transaction, RemainCo will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.10 per share of RemainCo (the “RemainCo Common Stock”), other than shares held in treasury or held by the Buyer or its subsidiaries or Acquisition Sub, will be converted into the right to receive 0.85 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the OpCo Spin-Off Agreements (collectively, the “Documents”).

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company, RemainCo and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Discussed the past and current operations and financial condition and the prospects of the Company and RemainCo with senior executives of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

6)	Reviewed the pro forma impact of the Transaction on the Buyer’s adjusted funds from operations per share, cash flow, consolidated capitalization and financial ratios;

7)	Reviewed the reported prices and trading activity for the Company common stock and the Buyer Common Stock;

8)	Compared the financial performance of RemainCo and the Buyer and the prices and trading activity of the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Buyer and its securities;

9)	Reviewed the target valuations of RemainCo provided by certain analysts who provide research coverage of the Company;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

11)	Reviewed the Merger Agreement, the OpCo Spin-off Agreements, and certain related documents; and

12)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of RemainCo and the Buyer. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement and the OpCo Spin-off Agreements without any waiver, amendment or delay of any terms or conditions, the effect of which would be in any way material to our analysis and that the final Documents will not differ in any material respect from the draft thereof provided to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the RemainCo Common Stock in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, RemainCo or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the Buyer and does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Buyer to enter into the Documents.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with the Transaction and will receive a fee for our services, a material portion of which is contingent upon the rendering of this financial opinion and the remainder of which will be received from the Buyer upon the closing of the Transaction. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and OpCo in the future and would expect to receive fees for the rendering of these services. Over the last two years prior to the date hereof, Morgan Stanley has not provided financial advisory or financing services to the Buyer or the Company for which it has received fees.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, OpCo, RemainCo or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Transaction or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Edward S. King
Edward S. King Managing Director

Annex C

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

July 20, 2015

Board of Directors

Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway

Las Vegas, NV 89169

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Gaming and Leisure Properties, Inc. (“GLPI”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Pinnacle Entertainment, Inc. (the “Company”) of the exchange ratio of 0.85 shares of common stock, par value $ 0.01 per share (the “GLPI Common Stock”), of GLPI to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of July 20, 2015 (the “Merger Agreement”), by and among the Company, GLPI and Gold Merger Sub, LLC, a wholly owned subsidiary of GLPI (“Merger Sub”). Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”), and each Share (other than Shares held in treasury by the Company or held by GLPI or any of its subsidiaries) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a fraction of a share of GLPI Common Stock equal to the Exchange Ratio. We understand that, prior to the consummation of the Merger (as defined below), in accordance with the terms of the Separation and Distribution Agreement and the other OpCo Spin-Off Agreements (both as defined in the Merger Agreement), (i) the Company will transfer to a newly formed wholly owned subsidiary of the Company (“OpCo”), all of the businesses, assets and liabilities of the Company and its subsidiaries, other than the business of owning and leasing the real property of the Company and its subsidiaries (excluding the Excluded Company Real Property (as defined in the Merger Agreement)) (the “Real Estate Business”), assets and certain liabilities of the Company and its subsidiaries relating to the Real Estate Business, all of the indebtedness of the Company and its subsidiaries and certain fees and expenses of the Company and its subsidiaries (subject to the payment by OpCo referenced in the succeeding clause (ii)), (ii) OpCo will pay to the Company an amount equal to $975,000,000 subject to adjustments pursuant to clauses (a), (b), (c), (d), (e) and (f) of Section 2.2 of the Separation and Distribution Agreement, (iii) the Company will lease to OpCo pursuant to the Master Lease (as defined in the Merger Agreement) all of the real property of the Company and its subsidiaries not transferred to OpCo and (iv) the Company will distribute, on a pro rata basis, to the holders of the Shares all of the issued and outstanding shares of common stock of OpCo, all as more fully set forth in the Opco Spin-Off Agreements.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, GLPI, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement and the OpCo Spin-Off Agreements (collectively, the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Merger, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise,

Board of Directors

Pinnacle Entertainment, Inc.

July 20, 2015

out of our engagement. At your request, an affiliate of Goldman, Sachs & Co. has entered into financing commitments to provide a subsidiary of SpinCo with a revolving credit facility and a term loan in connection with the consummation of the Transaction, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman, Sachs & Co. will receive compensation. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the Company’s financial advisor in connection with its acquisition of Ameristar Casinos, Inc., in August 2013; as joint lead bookrunning manager with respect to a private placement of 6.375% Senior Notes due 2021 of a subsidiary of the Company (aggregate principal amount $850 million) in August 2013; as a joint lead arranger and joint bookrunning manager in connection with a credit facility entered into by the Company in August 2013 providing for term loans (aggregate principal amount $1,600 million) and a revolving credit commitment (aggregate principal amount $1,000 million); and as the Company’s financial advisor in connection with the sale of the Lumiere Place Casino and Hotels in April 2014. We also have provided certain financial advisory and/or underwriting services to GLPI and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint lead arranger in connection with a credit facility entered into by a subsidiary of GLPI in October 2013 providing for a term loan (aggregate principal amount $300 million) and a revolving credit commitment (aggregate principal amount $700 million); as joint bookrunning manager with respect to a private placement of 4.375% Senior Notes due 2018 of a subsidiary of GLPI (aggregate principal amount $550 million) in October 2013; as joint bookrunning manager with respect to a private placement of 4.875% Senior Notes due 2020 of a subsidiary of GLPI (aggregate principal amount $1000 million) in October 2013; and as joint bookrunning manager with respect to a private placement of 5.375% Senior Notes due 2023 of a subsidiary of GLPI (aggregate principal amount $500 million) in October 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, GLPI, OpCo and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; the OpCo Spin-Off Agreements; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2014; annual reports to shareholders and Annual Reports on Form 10-K of GLPI for the two years ended December 31, 2014 and GLPI’s Registration Statement on Form S-11 (333-188608), including the prospectus contained therein dated October 9, 2013 relating to the distribution of shares of GLPI Common Stock to the shareholders of Penn National Gaming, Inc.; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and GLPI; certain other communications from the Company and GLPI to their respective stockholders; certain publicly available research analyst reports for the Company and GLPI; and certain internal financial analyses and forecasts for the Company, which include certain internal financial analyses and forecasts for the Real Estate Business and for OpCo, prepared by the Company’s management and for GLPI stand-alone and pro forma for the Transaction prepared by its management, as adjusted and adopted by the Company’s management, in each case, as approved for our use by the Company (collectively, the “Forecasts”). We have also held discussions with members of the senior managements of the Company and GLPI regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations and financial condition of the Company, the Real Estate Business, the business to be conducted by OpCo and GLPI and the future prospects of the Real Estate Business, OpCo and GLPI; reviewed the reported price and trading activity for the Shares and the GLPI Common Stock; compared certain financial and stock market information for the Company and GLPI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the net lease REIT industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors

Pinnacle Entertainment, Inc.

July 20, 2015

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, OpCo or GLPI or any of their respective subsidiaries or the Real Estate Business, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, the Real Estate Business, OpCo or GLPI or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement and the OpCo Spin-Off Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than GLPI and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the OpCo Spin-Off Agreements or entered into or amended in connection with the Transaction, including, the OpCo Spin-Off Agreements or the transactions contemplated thereby, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Merger Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of GLPI Common Stock or the shares of common stock of OpCo will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, OpCo, the Real Estate Business, GLPI or the ability of the Company, OpCo, the Real Estate Business or GLPI to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Pinnacle Entertainment, Inc.

July 20, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders (other than GLPI and its affiliates) of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex D

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of July 20, 2015, is entered into by and among Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”), and Peter M. Carlino (“Mr. Carlino”) and the Carlino Family Trust (each a “Shareholder” and collectively the “Shareholders”). Capitalized terms used but not defined herein have the meanings assigned to them in that certain Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), by and among Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”), Gold Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of GLPI (“Merger Sub”), and Pinnacle.

RECITALS

WHEREAS, as of the date hereof, the Shareholders collectively are the record and/or beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of 14,226,338 shares of common stock with par value $0.01 of GLPI (the “Shares”) (all such Shares which are outstanding as of the date hereof and which may hereafter be acquired, whether by purchase, transfer, assignment, gift, stock dividend, distribution, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or otherwise, but excluding any Shares sold or transferred on or after the date hereof in compliance with Section 1.3(b), being referred to herein as the “Subject Shares”), which shares represent approximately 12.1% of the outstanding voting power in GLPI;

WHEREAS, concurrently with the execution and delivery of this Agreement, GLPI, Merger Sub and Pinnacle are entering into the Merger Agreement, a copy of which has been made available to each Shareholder, which provides for, among other things, the merger of Pinnacle with and into Merger Sub with Merger Sub surviving such merger (the “Merger”), upon the terms and subject to the conditions set forth therein;

WHEREAS, as a condition to Pinnacle’s willingness to enter into the Merger Agreement, Pinnacle has required that each Shareholder, and in order to induce Pinnacle to enter into the Merger Agreement, each Shareholder has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENTS OF THE SHAREHOLDERS

1.1 Voting of Subject Shares. Each Shareholder irrevocably and unconditionally agrees that, from the date hereof until the earlier of (i) the time that the Parent Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 4.2, it shall at any meeting at which the approval of the Share Issuance (as defined in the Merger Agreement) is to be voted upon (whether annual or special and whether or not an adjourned or postponed meeting) (each, a “GLPI Shareholders Meeting”):

(a) be present, in person or represented by proxy, or otherwise cause its Subject Shares to be counted for purposes of determining the presence of a quorum at such meeting (to the fullest extent that such Subject Shares may be counted for quorum purposes under applicable Law);

(b) vote (or cause to be voted) with respect to all of its Subject Shares to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote: (i) in favor of (1) approving the issuance of GLPI common stock to the stockholders of Pinnacle as Merger Consideration pursuant to the terms and conditions of the Merger Agreement, (2) without limitation of the preceding clause (1), the approval of any proposal to adjourn or postpone the GLPI Shareholders Meeting to a later date in order to solicit additional proxies in favor of the issuance of GLPI common stock if there are not sufficient votes for adoption of a resolution on issuance of GLPI common stock to the stockholders of Pinnacle as Merger Consideration pursuant to the terms and conditions of the Merger Agreement on the date on which the GLPI Shareholders Meeting is held and (3) any other matter that would be reasonably expected to be in furtherance thereof submitted for a vote of GLPI’s shareholders and (ii) against any action that would reasonably be expected to prevent, impede, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger.

1.2 Certain Covenants of the Shareholders.

(a) Each Shareholder hereby covenants and agrees as follows: Such Shareholder has not, except for this Agreement, (a) entered into, and shall not enter into any voting agreement or voting trust with respect to its Subject Shares with respect to any of the matters described in Section 1.1(b) (the “Section 1.1(b) Matters”), (b) granted, and shall not grant a proxy, consent or power of attorney with respect to its Subject Shares with respect to any of the Section 1.1(b) Matters, or (c) taken, and shall not take any action that would make any representation or warranty of the Shareholders contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholders from performing any of their obligations under this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, except as specifically set forth in this Agreement, each Shareholder will continue to hold and shall have the right to exercise all voting rights related to such Shareholder’s Subject Shares.

1.3 No Transfer of or Encumbrances on Subject Shares.

(a) Except as provided hereunder to a Permitted Transferee pursuant to Section 1.3(b) hereof, from the date hereof until the earlier of (i) the time that the Parent Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 4.2, each Shareholder shall not (and such Shareholder shall not permit any person (as such term is defined in the Merger Agreement) under its control to), directly or indirectly, (i) sell (including short sell), assign, transfer (including by operation of Law), tender, pledge, encumber, grant a participation interest in, hypothecate, dividend, distribute or otherwise dispose of (whether by actual disposition or derivative transaction) any of its Subject Shares (or any right, title or interest thereto or therein) or reduce the record or beneficial ownership of or interest in any of its Subject Shares (each, a “Transfer”); (ii) permit any Lien to be created on any of its Subject Shares; or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses of this Section 1.3(a). Any Transfer in violation of this Section 1.3(a) shall be void ab initio. Without limiting the foregoing, each Shareholder shall not take any other action that would reasonably be expected to restrict, limit or interfere in any material respect with the performance of the Shareholders’ obligations hereunder.

(b)

(i) Any Shareholder that Transfers any Subject Shares to a Permitted Transferee of such Shareholder shall cause each such Permitted Transferee to execute a signature page to this Agreement, including comparable contact information as is provided on the signature pages of the Shareholders executing this Agreement on the date hereof, pursuant to which such Permitted Transferee agrees to be a “Shareholder” pursuant to this Agreement with respect to such Transferred Subject Shares. Permitted Transferee means, with respect to any Shareholder, (A) any other Shareholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder, (C) any trust, the trustees of which include only the persons named in clauses (A) or (B) and the beneficiaries of which include only the persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (A) or (B), (E) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, (F) to any person by will, for bona fide estate or tax planning purposes, for charitable purposes or as charitable gifts or donations, or (G) any Affiliate of such Shareholder. Transfers of Subject Shares to Permitted Transferees made pursuant to this Section 1.3(b) shall not be a breach of this Agreement.

(ii) Notwithstanding anything herein to the contrary, (A) nothing in this Agreement shall prohibit Mr. Carlino from Transferring Subject Shares in order to effect “net” exercise or settlement of GLPI awards for purposes of offsetting the exercise price and/or tax amounts that otherwise would have been payable by Mr. Carlino in connection therewith; provided that, for the avoidance of doubt, any Shares acquired by Mr. Carlino in connection with such exercise or settlement shall be Subject Shares, (B) nothing in this Agreement shall prohibit the Carlino Family Trust from Transferring (y) up to an aggregate of twenty thousand (20,000) Subject Shares to be distributed to Mr. Carlino’s grandchildren and (z) Subject Shares during the first calendar quarter of 2016 in the ordinary course in amounts and in a manner substantially consistent with the Carlino Family Trust’s past practice; provided that the Transfers referenced in this clause (B)(z) shall not exceed five percent (5%), individually or in the aggregate, of the Subject Shares held by the Carlino Family Trust as of the date hereof, and (C) for avoidance of doubt, Transfers effected pursuant to the preceding clauses (A) and (B) shall not be a breach of this Agreement and transferees of such Transfers shall not be required to become party to or otherwise be bound by this Agreement (unless such transferee is already bound by this Agreement).

1.4 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

1.5 Disclosure of Information. Each Shareholder hereby (a) consents to and authorizes the publication and disclosure by GLPI or Pinnacle of such person’s identity and record or beneficial ownership of Subject Shares, the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement and any other information, in each case, to the extent it is required to be disclosed by applicable Law in any press release, proxy statement, information statement, registration statement or any other disclosure document in connection with the Merger and the transactions contemplated by the Merger Agreement; and (b) agrees promptly to provide GLPI and Pinnacle with any information that in the reasonable determination of GLPI or Pinnacle is required for inclusion in any such disclosure documents (provided that the foregoing shall not require such Shareholder to disclose (i) any information, that in its reasonable judgment, would result in the disclosure of any trade secrets of third parties or violate any of its confidentiality obligations owed to third parties; or (ii) any information that would, in its reasonable judgment, waive the protection of attorney-client privilege if the Shareholder shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege). Each Shareholder agrees to use commercially reasonable efforts to promptly notify Pinnacle and GLPI in writing of any required corrections with respect to any information supplied by such person specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

1.6 Irrevocable Proxy. Each Shareholder hereby revokes any and all prior proxies (other than this Agreement) given by such Shareholder and hereby irrevocably appoints Pinnacle as attorney-in-fact (with full power of substitution) and proxy for and on behalf of such Shareholder, for and in the name, place and stead of such Shareholder, to: (a) attend any and all GLPI Shareholders Meetings; and (b) vote or issue instructions to the record holder to vote such Subject Shares in accordance with the provisions of Section 1.1 in connection with any such GLPI Shareholders Meeting; provided, however, that (i) such Shareholder’s grant of the proxy contemplated hereby shall be effective if, and only if, such Shareholder has not delivered to the Secretary of GLPI at least ten (10) business days prior to such meeting a duly executed proxy card, previously approved by Pinnacle, voting the Subject Shares in the manner specified in Section 1.1 or in the event such proxy card has been thereafter modified or revoked or otherwise fails to provide evidence of such Shareholder’s compliance with its obligations under Section 1.1 in form and substance reasonably acceptable to Pinnacle; and (ii) such Shareholder hereby affirms that (A) the irrevocable proxy set forth in this Section 1.6, if it becomes effective pursuant to clause (i), is given in connection with the execution of the Merger Agreement and as an inducement to Pinnacle to enter into the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement; and (B) this irrevocable proxy is coupled with an interest; and (C) such irrevocable proxy, if it becomes effective pursuant to clause (i), is executed and intended to be irrevocable pursuant to the provisions of Title 15 (Corporations and Unincorporated Associations), Section 1759(d) of the Pennsylvania Code. Pinnacle (or its designee) agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except to the extent of any Subject Shares acquired, directly or indirectly, after the date hereof (which, for clarity, shall become Subject Shares upon that acquisition), the number of Shares owned by the Shareholders referenced above are the only Shares owned beneficially or of record by the Shareholders as of the date of this Agreement. The proxy granted by each Shareholder in this Section 1.6 shall remain valid until the earlier of (i) the time that the Parent Shareholder Approval has been obtained or (ii) the termination of this Agreement in accordance with Section 4.2, in each case immediately upon which each such proxy shall automatically terminate without any further action required by any person.

1.7 Notice of Additional Shares. Each Shareholder shall promptly (and in any event two (2) business days notify Pinnacle in writing of (a) the number of Shares, if any, as to which such Shareholder acquires record or beneficial ownership after the date hereof (which, for the avoidance of doubt, shall be Subject Shares).

1.8 Further Assurances. Each party agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as the other party shall reasonably request and use commercially reasonable efforts to take, or cause to be taken, all reasonably necessary actions, consistent with applicable Laws and regulations, to perform, in a timely expeditious manner, their respective obligations under this Agreement.

1.9 Notices of Certain Events. Pinnacle shall promptly notify the Shareholders and the Shareholders shall promptly notify Pinnacle, in writing of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, a material breach of any of the representations and warranties or covenants or obligations of such persons set forth in this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby represents and warrants to Pinnacle as follows:

2.1 Organization. Each Shareholder (unless such Shareholder is a natural person) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization.

2.2 Authorization. Each Shareholder has full power, authority and legal capacity and has taken all action necessary in order to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance by each Shareholder of this Agreement and the consummation by each Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each Shareholder.

2.3 Due Execution and Delivery; Binding Agreement. This Agreement has been duly executed and delivered by each Shareholder and, assuming the authorization, execution and delivery hereof by Pinnacle, constitutes a valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

2.4 No Violation.

(a) The execution, delivery and performance of this Agreement by each Shareholder (unless such Shareholder is a natural person) does not and will not (i) conflict with or violate any provision of its organizational documents, (ii) result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) under any contract to which such Shareholder is a party or (ii) conflict with or violate any Law to which such Shareholder is subject, except for any of the foregoing in these clauses (ii) and (iii) that, individually or in the aggregate would not and would not reasonably be expected to, restrict, prevent or delay in any material respect the performance by such Shareholder of its obligations under this Agreement.

(b) No consent, approval, order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Entity or any other person is required by or with respect to each Shareholder in connection with the execution and delivery of this Agreement by each Shareholder or the performance by each Shareholder of such Shareholder’s obligations hereunder, except for (i) the filing with the SEC under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; and (ii) for any of the foregoing that, individually or in the aggregate would not and would not reasonably be expected to, restrict, prevent or delay in any material respect the performance by such Shareholder, as applicable, of its obligations under this Agreement.

2.5 Ownership of Subject Shares. As of the date hereof, such Shareholder owns its Subject Shares free and clear of any claims, liens, encumbrances and security interests other than any restrictions existing under the organizational documents of GLPI. Other than the Subject Shares held by each Shareholder (the aggregate number of which is set forth in the recitals to this Agreement), each Shareholder does not own, directly or indirectly, beneficially or of record, any warrants, calls, options to purchase or rights to subscribe for or otherwise acquire any securities of GLPI and has no interest in or voting rights with respect to any securities of GLPI. Other than proxies and restrictions in favor of Pinnacle pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act, or the “blue sky” laws of the various states of the United States, and any restrictions contained in the organizational documents of GLPI, as of the date hereof such Shareholder has, and at any GLPI Shareholders Meeting, such Shareholder will have (except as otherwise permitted by this Agreement, including in connection with the permitted Transfer of any Subject Shares), sole voting power and sole dispositive power with respect to the Section 1.1(b) Matters in respect of all of the then Subject Shares of such Shareholder.

2.7 Opportunity to Review; Reliance. Each of the Shareholders has had the opportunity to review the Merger Agreement, this Agreement and any other agreement related thereto with adequate counsel of such person’s own choosing. Each of the Shareholders understands and acknowledges that Pinnacle is entering into the Merger Agreement in reliance upon such person’s execution, delivery and performance of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PINNACLE

Pinnacle hereby represents and warrants to the Shareholders as follows:

3.1 Organization. Pinnacle is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization.

3.2 Authorization. Pinnacle has full power and authority and has taken all action necessary in order to execute, deliver and, insofar as can be taken as of the date hereof, perform its obligations under this Agreement. The execution, delivery and performance by Pinnacle of this Agreement and the consummation by Pinnacle of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Pinnacle.

3.3 Due Execution and Delivery; Binding Agreement. This Agreement has been duly executed and delivered by Pinnacle and, assuming the authorization, execution and delivery hereof by the Shareholders, constitutes a valid and binding agreement of Pinnacle enforceable against Pinnacle in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

ARTICLE IV

MISCELLANEOUS

4.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic mail) and shall be given (i) if to Pinnacle, in accordance with the provisions of the Merger Agreement and (ii) if to the Shareholders, to the Shareholders’ address, facsimile number or electronic mail address set forth on a signature page hereto, or to such other address, facsimile number or email address as such party may hereafter specify for such purpose by notice to each other party hereto.

4.2 Termination. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any Adverse Recommendation Change; (iv) the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that increases the amount or changes the form of the consideration to the stockholders of Pinnacle; and (v) the End Date. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve any party for liability for breach of this Agreement and (y) the provisions of this Article IV, and any provision hereof related to the enforcement of any surviving rights under this Agreement shall survive any such termination of this Agreement.

4.3 Amendments. Subject to the provisions of applicable Laws, at any time prior to the termination of this Agreement in accordance with its terms, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

4.4 Expenses. Whether or not the Merger is consummated, and subject to the express terms of this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring or required to incur such costs or expenses.

4.5 Binding Effect; Assignment. Other than as permitted by Section 1.3(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Pinnacle may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Pinnacle, but no such assignment shall relieve Pinnacle of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Pinnacle shall cause any assignee thereof, as applicable, to perform its respective obligations under this Agreement and shall be responsible for any failure of such applicable assignee, as applicable, to comply with any representation, warranty, covenant or other provision required to be performed under this Agreement Any purported assignment in violation of this Agreement is void.

4.6 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Pinnacle or the Shareholders in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of laws provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Commonwealth of Pennsylvania.

(b) EACH OF PINNACLE AND EACH SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PINNACLE OR ANY SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

4.7 Counterparts; Effectiveness. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission (including .PDF) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

4.8 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

4.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.10 Specific Performance. The parties hereto agree that the parties would be irreparably damaged in the event of failure by a party to perform any of its obligations under this Agreement. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

4.11 Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Shareholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Shareholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

4.12 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Pinnacle any direct or indirect ownership (including beneficial ownership) or incidence of ownership of or with respect to any

Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholders, and Pinnacle shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of GLPI or exercise any power or authority to direct the Shareholders in the voting or disposition of any of the Subject Shares, except as otherwise provided herein. Nothing in this Agreement shall be interpreted as (a) obligating the Shareholders to exercise any warrants, options, conversion of convertible securities or otherwise to acquire GLPI Common Stock; or (b) creating or forming a “group” with any other person, including Pinnacle, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law; provided that nothing in this Section 4.12 shall be deemed to relieve Pinnacle of any disclosure or other responsibility it may have pursuant to applicable Law as a result of this Agreement.

4.13 Action by Shareholder Capacity Only. Pinnacle acknowledges that the Shareholders have entered into this Agreement solely in their capacity as the record and/or beneficial owners of the Subject Shares. To the extent that any Shareholder is an officer or director of GLPI or any other person, nothing herein shall limit or affect any actions taken by such Shareholder in his capacities as officer or director, or require such Shareholder to take any action, in each case, in such Shareholder’s capacity as a director or officer, including to disclose information acquired solely in such Shareholder’s capacity as a director or officer of GLPI, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by such Shareholder in such capacity as a director or officer of GLPI shall not be deemed to constitute a breach of this Agreement.

4.14 Interpretation. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The definitions contained in this Agreement (including those incorporated from the Merger Agreement pursuant to the first paragraph of this Agreement) are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such terms.

[Signature Page Next]

IN WITNESS WHEREOF, Pinnacle and the Shareholders have caused this Agreement to be duly executed and delivered as of the date first written above.

PINNACLE ENTERTAINMENT, INC.

By:	/s/ John A. Godfrey
Name: John A. Godfrey Title: Executive Vice President, General Counsel and Secretary

[Signature Page to Voting Agreement]

PETER M. CARLINO

By:	/s/ Peter M. Carlino
Peter M. Carlino

c/o Gaming and Leisure Properties, Inc.
825 Berkshire Boulevard, Suite 400
Wyomissing, Pennsylvania 19610
Attention: Brandon J. Moore
Facsimile: (610) 401-2901
Email: bmoore@glpropinc.com

CARLINO FAMILY TRUST

By:	/s/ Peter M. Carlino
	Name: Title:	Peter M. Carlino Trustee

c/o Carlino Capital Management
875 Berkshire Blvd., Suite 102
Wyomissing, Pennsylvania 19610
Attention: Jack Yates
Facsimile: (610) 743-8418
Email: j.yates@carlinocapital.com

in each case, with copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Daniel A. Neff
Gregory E. Ostling
Facsimile: (212) 403-2000
Email: DANeff@wlrk.com
GEOstling@wlrk.com

[Signature Page to Voting Agreement]

Annex E

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of July 20, 2015, is entered into by and among Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”), and each of the shareholders of Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”) identified on the applicable signature page hereto (each a “Shareholder” and collectively the “Shareholders”). Capitalized terms used but not defined herein have the meanings assigned to them in that certain Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), by and among GLPI, Gold Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of GLPI (“Merger Sub”), and Pinnacle.

RECITALS

WHEREAS, as of the date hereof, the Shareholders collectively are the record and beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of 10,500,825 shares of common stock with par value $0.01 of GLPI (the “Shares”) (all such Shares which are outstanding as of the date hereof and which may hereafter be acquired, whether by purchase, transfer, assignment, gift, stock dividend, distribution, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or otherwise, but excluding any Shares sold or transferred on or after the date hereof in compliance with Section 1.3(b), being referred to herein as the “Subject Shares”), which shares represent approximately 9.2% of the outstanding voting power in GLPI;

WHEREAS, concurrently with the execution and delivery of this Agreement, GLPI, Merger Sub and Pinnacle are entering into the Merger Agreement, a copy of which has been made available to each Shareholder, which provides for, among other things, the merger of Pinnacle with and into Merger Sub with Merger Sub surviving such merger (the “Merger”), upon the terms and subject to the conditions set forth therein;

WHEREAS, as a condition to Pinnacle’s willingness to enter into the Merger Agreement, Pinnacle has required that each Shareholder, and in order to induce Pinnacle to enter into the Merger Agreement, each Shareholder has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENTS OF THE SHAREHOLDERS

1.1 Voting of Subject Shares. Each Shareholder irrevocably and unconditionally agrees that, from the date hereof until the earlier of (i) the time that the Parent Shareholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 4.2, it shall at any meeting at which the approval of the Share Issuance (as defined in the Merger Agreement) is to be voted upon (whether annual or special and whether or not an adjourned or postponed meeting) (each, a “GLPI Shareholders Meeting”):

(a) be present, in person or represented by proxy, or otherwise cause its Subject Shares to be counted for purposes of determining the presence of a quorum at such meeting (to the fullest extent that such Subject Shares may be counted for quorum purposes under applicable Law);

(b) vote (or cause to be voted) with respect to all of its Subject Shares to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote: (i) in favor of (1) approving the issuance of GLPI common stock to the stockholders of Pinnacle as Merger Consideration pursuant to the terms and conditions of the Merger Agreement, (2) without limitation of the preceding clause (1), the approval of any proposal to adjourn or postpone the GLPI Shareholders Meeting to a later date in order to solicit additional proxies in favor of the issuance of GLPI common stock if there are not sufficient votes for adoption of a resolution on issuance of GLPI common stock to the stockholders of Pinnacle as Merger Consideration pursuant to the terms and conditions of the Merger Agreement on the date on which the GLPI Shareholders Meeting is held and (3) any other matter that would be reasonably expected to be in furtherance thereof submitted for a vote of GLPI’s shareholders and (ii) against any action that would reasonably be expected to prevent, impede, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger.

1.2 Certain Covenants of the Shareholders.

(a) Each Shareholder hereby covenants and agrees as follows: Such Shareholder has not, except for this Agreement, (a) entered into, and shall not enter into any voting agreement or voting trust with respect to its Subject Shares with respect to any of the matters described in Section 1.1(b) (the “Section 1.1(b) Matters”), (b) granted, and shall not grant a proxy, consent or power of attorney with respect to its Subject Shares with respect to any of the Section 1.1(b) Matters, or (c) taken, and shall not take any action that would make any representation or warranty of the Shareholders contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholders from performing any of their obligations under this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, except as specifically set forth in this Agreement, each Shareholder will continue to hold and shall have the right to exercise all voting rights related to such Shareholder’s Subject Shares.

1.3 No Transfer of or Encumbrances on Subject Shares.

(a) Except as provided hereunder to a Permitted Transferee pursuant to Section 1.3(b) hereof, from the date hereof until the earlier of (i) the time that the Parent Shareholder Approval has been obtained, (ii) termination of this Agreement in accordance with Section 4.2, and (iii) November 1, 2015, each Shareholder shall not (and such Shareholder shall not permit any person (as such term is defined in the Merger Agreement) under its control to), directly or indirectly, (i) sell (including short sell), assign, transfer (including by operation of Law), tender, pledge, encumber, grant a participation interest in, hypothecate, dividend, distribute or otherwise dispose of (whether by actual disposition or derivative transaction) any of its Subject Shares (or any right, title or interest thereto or therein) or reduce the record or beneficial ownership of or interest in any of its Subject Shares (each, a “Transfer”); (ii) permit any Lien to be created on any of its Subject Shares; or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses of this Section 1.3(a). Any Transfer in violation of this Section 1.3(a) shall be void ab initio. Without limiting the foregoing, each Shareholder shall not take any other action that would reasonably be expected to restrict, limit or interfere in any material respect with the performance of the Shareholders’ obligations hereunder.

(b) Any Shareholder that Transfers any Subject Shares (i) to a Permitted Transferee of such Shareholder or (ii) to any Affiliate other than pursuant to a pro rata distribution to any limited partners of such Shareholder or any similar transaction (a “Affiliate Transferee”) on or after November 1, 2015 but prior to the earlier of (x) the time that the Parent Shareholder Approval has been obtained, and (y) termination of this Agreement in accordance with Section 4.2, shall cause each such Permitted Transferee or, in the case of clause (ii) above, Affiliate Transferee to execute a signature page to this Agreement, including comparable contact information as is provided on the signature pages of the Shareholders executing this Agreement on the date hereof, pursuant to which such Permitted Transferee or Affiliate Transferee, as applicable, agrees to be a “Shareholder” pursuant to this Agreement with respect to such Transferred Subject Shares. Permitted Transferee means, with respect to any Shareholder, (A) any other Shareholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder, (C) any trust, the trustees of which include only the persons named in clauses (A) or (B) and the beneficiaries of which include only the persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (A) or (B), (E) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, (F) to any person by will, for bona fide estate or tax planning purposes, for charitable purposes or as charitable gifts or donations, (G) any Affiliate of such Shareholder, or (H) any other person or entity, subject to such transferee executing a signature page to this Agreement, including comparable contact information as is provided on the signature pages of the Shareholders executing this Agreement on the date hereof, pursuant to which such transferee agrees to be a “Shareholder” pursuant to this Agreement with respect to such Transferred Subject Shares. Transfers of Subject Shares to Permitted Transferees or Affiliate Transferees made pursuant to this Section 1.3(b) shall not be a breach of this Agreement.

1.4 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

1.5 Disclosure of Information. Each Shareholder hereby (a) consents to and authorizes the publication and disclosure by GLPI or Pinnacle of such person’s identity and record or beneficial ownership of Subject Shares, the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement and any other information, in each case, to the extent it is required to be disclosed by applicable Law in any press release, proxy statement, information statement, registration statement or any other disclosure document in connection with the Merger and the transactions contemplated by the Merger Agreement; and (b) agrees promptly to provide GLPI and Pinnacle with any information that in the reasonable determination of GLPI or Pinnacle is required for inclusion in any such disclosure documents (provided that the foregoing shall not require such Shareholder to disclose (i) any information, that in its reasonable judgment, would result in the disclosure of any trade secrets of third parties or violate any of its confidentiality obligations owed to third parties; or (ii) any information that would, in its reasonable judgment, waive the protection of attorney-client privilege if the Shareholder shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege). Each Shareholder agrees to use commercially reasonable efforts to promptly notify Pinnacle and GLPI in writing of any required corrections with respect to any information supplied by such person specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

1.6 Irrevocable Proxy. Each Shareholder hereby revokes any and all prior proxies (other than this Agreement) given by such Shareholder with respect to its Subject Shares with respect to any of the Section 1.1(b) Matters and hereby irrevocably appoints Pinnacle as attorney-in-fact (with full power of substitution) and proxy for and on behalf of such Shareholder, for and in the name, place and stead of such Shareholder, to: (a) attend any and all GLPI Shareholders Meetings; and (b) vote or issue instructions to the record holder to vote such Subject Shares in accordance with the provisions of Section 1.1 in connection with any such GLPI Shareholders Meeting; provided, however, that (i) such Shareholder’s grant of the proxy contemplated hereby shall be effective if, and only if, such Shareholder has not delivered to the Secretary of GLPI at least ten (10) business days prior to such meeting a duly executed proxy card, previously approved by Pinnacle, voting the Subject Shares in the manner specified in Section 1.1 or in the event such proxy card has been thereafter modified or revoked or otherwise fails to provide evidence of such Shareholder’s compliance with its obligations under Section 1.1 in form and substance reasonably acceptable to Pinnacle; and (ii) such Shareholder hereby affirms that (A) the irrevocable proxy set forth in this Section 1.6, if it becomes effective pursuant to clause (i), is given in connection with the execution of the Merger Agreement and as an inducement to Pinnacle to enter into the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement; and (B) this irrevocable proxy is coupled with an interest; and (C) such irrevocable proxy, if it becomes effective pursuant to clause (i), is executed and intended to be irrevocable pursuant to the provisions of Title 15 (Corporations and Unincorporated Associations), Section 1759(d) of the Pennsylvania Code. Pinnacle (or its designee) agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except to the extent of any Subject Shares acquired, directly or indirectly, after the date hereof (which, for clarity, shall become Subject Shares upon that acquisition), the number of Shares owned by the Shareholders referenced above are the only Shares owned beneficially or of record by the Shareholders as of the date of this Agreement. The proxy granted by each Shareholder in this Section 1.6 shall remain valid until the earlier of (i) the time that the Parent Shareholder Approval has been obtained or (ii) the termination of this Agreement in accordance with Section 4.2, in each case immediately upon which each such proxy shall automatically terminate without any further action required by any person.

1.7 Notice of Additional Shares. Each Shareholder shall promptly (and in any event two (2) business days notify Pinnacle in writing of (a) the number of Shares, if any, as to which such Shareholder acquires record or beneficial ownership after the date hereof (which, for the avoidance of doubt, shall be Subject Shares).

1.8 Further Assurances. Each party agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments as the other party shall reasonably request and use commercially reasonable efforts to take, or cause to be taken, all reasonably necessary actions, consistent with applicable Laws and regulations, to perform, in a timely expeditious manner, their respective obligations under this Agreement.

1.9 Notices of Certain Events. Pinnacle shall promptly notify the Shareholders and the Shareholders shall promptly notify Pinnacle, in writing of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, a material breach of any of the representations and warranties or covenants or obligations of such persons set forth in this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby represents and warrants to Pinnacle as follows:

2.1 Organization. Each Shareholder (unless such Shareholder is a natural person) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization.

2.2 Authorization. Each Shareholder has full power, authority and legal capacity and has taken all action necessary in order to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance by each Shareholder of this Agreement and the consummation by each Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each Shareholder.

2.3 Due Execution and Delivery; Binding Agreement. This Agreement has been duly executed and delivered by each Shareholder and, assuming the authorization, execution and delivery hereof by Pinnacle, constitutes a valid and binding agreement of each Shareholder enforceable against each Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

2.4 No Violation.

(a) The execution, delivery and performance of this Agreement by each Shareholder (unless such Shareholder is a natural person) does not and will not (i) conflict with or violate any provision of its organizational documents, (ii) result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) under any contract to which such Shareholder is a party or (ii) conflict with or violate any Law to which such Shareholder is subject, except for any of the foregoing in these clauses (ii) and (iii) that, individually or in the aggregate would not and would not reasonably be expected to, restrict, prevent or delay in any material respect the performance by such Shareholder of its obligations under this Agreement.

(b) No consent, approval, order, authorization or permit of, or registration, declaration or filing with or notification to, any Governmental Entity or any other person is required by or with respect to each Shareholder in connection with the execution and delivery of this Agreement by each Shareholder or the performance by each Shareholder of such Shareholder’s obligations hereunder, except for (i) the filing with the SEC under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; and (ii) for any of the foregoing that, individually or in the aggregate would not and would not reasonably be expected to, restrict, prevent or delay in any material respect the performance by such Shareholder, as applicable, of its obligations under this Agreement.

2.5 Ownership of Subject Shares. As of the date hereof, such Shareholder owns its Subject Shares free and clear of any claims, liens, encumbrances and security interests other than any restrictions existing under the organizational documents of GLPI. Other than the Subject Shares held by each Shareholder (the aggregate number of which is set forth in the recitals to this Agreement), each Shareholder does not own, directly or indirectly, beneficially or of record, any warrants, calls, options to purchase or rights to subscribe for or otherwise acquire any securities of GLPI and has no interest in or voting rights with respect to any securities of GLPI. Other than proxies and restrictions in favor of Pinnacle pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act, or the “blue sky” laws of the various states of the United States, and any restrictions contained in the organizational documents of GLPI, as of the date hereof such Shareholder has, and at any GLPI Shareholders Meeting, such Shareholder will have (except as otherwise permitted by this Agreement, including in connection with the permitted Transfer of any Subject Shares), sole voting power and sole dispositive power with respect to the Section 1.1(b) Matters in respect of all of the then Subject Shares of such Shareholder.

2.7 Opportunity to Review; Reliance. Each of the Shareholders has had the opportunity to review the Merger Agreement, this Agreement and any other agreement related thereto with adequate counsel of such person’s own choosing. Each of the Shareholders understands and acknowledges that Pinnacle is entering into the Merger Agreement in reliance upon such person’s execution, delivery and performance of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PINNACLE

Pinnacle hereby represents and warrants to the Shareholders as follows:

3.1 Organization. Pinnacle is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization.

3.2 Authorization. Pinnacle has full power and authority and has taken all action necessary in order to execute, deliver and, insofar as can be taken as of the date hereof, perform its obligations under this Agreement. The execution, delivery and performance by Pinnacle of this Agreement and the consummation by Pinnacle of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Pinnacle.

3.3 Due Execution and Delivery; Binding Agreement. This Agreement has been duly executed and delivered by Pinnacle and, assuming the authorization, execution and delivery hereof by the Shareholders, constitutes a valid and binding agreement of Pinnacle enforceable against Pinnacle in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

ARTICLE IV

MISCELLANEOUS

4.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic mail) and shall be given (i) if to Pinnacle, in accordance with the provisions of the Merger Agreement and (ii) if to the Shareholders, to the Shareholders’ address, facsimile number or electronic mail address set forth on a signature page hereto, or to such other address, facsimile number or email address as such party may hereafter specify for such purpose by notice to each other party hereto.

4.2 Termination. Except as otherwise set forth in this Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any Adverse Recommendation Change; (iv) the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that is or would reasonably be expected to be adverse to a Shareholder (including, without limitation, any change that increases the amount or changes the form of the consideration to the stockholders of Pinnacle); and (v) the End Date. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve any party for liability for breach of this Agreement and (y) the provisions of this Article IV, and any provision hereof related to the enforcement of any surviving rights under this Agreement shall survive any such termination of this Agreement.

4.3 Amendments. Subject to the provisions of applicable Laws, at any time prior to the termination of this Agreement in accordance with its terms, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

4.4 Expenses. Whether or not the Merger is consummated, and subject to the express terms of this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring or required to incur such costs or expenses.

4.5 Binding Effect; Assignment. Other than as permitted by Section 1.3(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Pinnacle may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Pinnacle, but no such assignment shall relieve Pinnacle of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Pinnacle shall cause any assignee thereof, as applicable, to perform its respective obligations under this Agreement and shall be responsible for any failure of such applicable assignee, as applicable, to comply with any representation, warranty, covenant or other provision required to be performed under this Agreement Any purported assignment in violation of this Agreement is void.

4.6 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Pinnacle or the Shareholders in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of laws provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Commonwealth of Pennsylvania.

(b) EACH OF PINNACLE AND EACH SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PINNACLE OR ANY SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

4.7 Counterparts; Effectiveness. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission (including .PDF) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

4.8 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

4.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.10 Specific Performance. The parties hereto agree that the parties would be irreparably damaged in the event of failure by a party to perform any of its obligations under this Agreement. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

4.11 Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Shareholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Shareholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

4.12 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Pinnacle any direct or indirect ownership (including beneficial ownership) or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholders, and Pinnacle shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of GLPI or exercise any power or authority to direct the Shareholders in the voting or disposition of any of the Subject Shares, except as otherwise provided herein. Nothing in this Agreement shall be interpreted as (a) obligating the Shareholders to exercise any warrants, options, conversion of convertible securities or otherwise to acquire GLPI Common Stock; or (b) creating or forming a “group” with any other person, including Pinnacle, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law; provided that nothing in this Section 4.12 shall be deemed to relieve Pinnacle of any disclosure or other responsibility it may have pursuant to applicable Law as a result of this Agreement.

4.13 Action by Shareholder Capacity Only. Pinnacle acknowledges that the Shareholders have entered into this Agreement solely in their capacity as the record and/or beneficial owners of the Subject Shares. To the extent that any Shareholder is an officer or director of GLPI or any other person, nothing herein shall limit or affect any actions taken by such Shareholder in his capacities as officer or director, or require such Shareholder to take any action, in each case, in such Shareholder’s capacity as a director or officer, including to disclose information acquired solely in such Shareholder’s capacity as a director or officer of GLPI, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by such Shareholder in such capacity as a director or officer of GLPI shall not be deemed to constitute a breach of this Agreement.

4.14 Interpretation. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The definitions contained in this Agreement (including those incorporated from the Merger Agreement pursuant to the first paragraph of this Agreement) are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such terms.

[Signature Page Next]

IN WITNESS WHEREOF, Pinnacle and the Shareholders have caused this Agreement to be duly executed and delivered as of the date first written above.

PINNACLE ENTERTAINMENT, INC.

By:	/s/ John A. Godfrey
Name: John A. Godfrey
Title: Executive Vice President, General Counsel and Secretary

[Voting and Support Agreement Signature Page]

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO B) LP

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO C) LP

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO F) LP

FORTRESS INVESTMENT FUND V

(COINVESTMENT GLPI SISTERCO B) LP

FORTRESS INVESTMENT FUND V

(COINVESTMENT GLPI SISTERCO C) LP

FORTRESS INVESTMENT FUND V

(COINVESTMENT GLPI SISTERCO F) LP

By:	Fortress Fund V GP (BCF) L.P., its general partner

By:	Fortress Fund V GP (BCF) Holdings Ltd., its general partner

By:	/s/ Cameron MacDougall
Cameron MacDougall Assistant Secretary

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO A) LP

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO D) LP

FORTRESS INVESTMENT FUND V (GLPI

SISTERCO E) LP

FORTRESS INVESTMENT FUND V

(COINVESTMENT GLPI SISTERCO A) LP

FORTRESS INVESTMENT FUND V

(COINVESTMENT GLPI SISTERCO D) LP

By:	Fortress Fund V GP L.P., its general partner

By:	Fortress Fund V GP Holdings Ltd., its general partner

By:	/s/ Cameron MacDougall
Cameron MacDougall Assistant Secretary

[Voting and Support Agreement Signature Page]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law (the “PBCL”), contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. As described below, GLPI indemnifies its directors, officers and other such personnel to the fullest extent permitted by the PBCL.

Under Section 1741 of the PBCL, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any such officer or director is a party or is threatened to be made a party by reason of such officer or director being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL permits indemnification in derivative and corporate actions if the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the officer or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the PBCL.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the officer or director met the applicable standard of conduct, and such determination must be made by (1) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (2) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation’s bylaws, advancement of expenses must be authorized by the board of directors.

Section 1746 of the PBCL provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which an officer or director seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

Sections 1748 and 1749 of the PBCL extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations in fundamental changes and to officers and directors serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such person.

GLPI’s articles of incorporations and bylaws require it to indemnify any person against all liability, loss and expense (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person by reason of the fact that he or she is or was a director or officer of GLPI, or is or was serving at GLPI’s request as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise or entity, including service with respect to an employee benefit plan, its participants or beneficiaries, to the full extent permitted by applicable law.

GLPI purchases and maintains insurance on behalf of any person who is or was a director or officer of GLPI or an employee or agent of GLPI, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not GLPI would have the power to indemnify him or her against that liability. Accordingly, GLPI maintains directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act of 1933, as amended.

Item 21.	Exhibits and Financial Statement Schedules.

See the Exhibit Index attached hereto, which is incorporated herein by reference.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMING AND LEISURE PROPERTIES, INC. (Registrant)

By:	/s/ Peter M. Carlino
Name: Peter M. Carlino
Title: Chairman of the Board and Chief Executive Officer

Dated: February 12, 2016

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Peter M. Carlino Peter M. Carlino	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 12, 2016

/s/ William J. Clifford William J. Clifford	Chief Financial Officer and Treasurer (Principal Financial Officer)	February 12, 2016

/s/ Desiree A. Burke Desiree A. Burke	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2016

* Wesley R. Edens	Director	February 12, 2016

* David A. Handler	Director	February 12, 2016

* Joseph W. Marshall	Director	February 12, 2016

* E. Scott Urdang	Director	February 12, 2016

*By	/s/ William J. Clifford
William J. Clifford
Attorney-in-Fact
February 12, 2016

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc., Gold Merger Sub, LLC and Gaming and Leisure Properties, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of Gaming and Leisure Properties, Inc. (incorporated by reference to Exhibit 3.1 to Gaming and Leisure Properties, Inc.’s Current Report on Form 8-K filed October 15, 2013)

3.2	Amended and Restated Bylaws of Gaming and Leisure Properties, Inc. (incorporated by reference to Exhibit 3.2 to Gaming and Leisure Properties, Inc.’s Current Report on Form 8-K filed November 24, 2014)

5.1	Opinion of Brandon J. Moore regarding validity of the securities being registered+

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters+

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters+

10.1	Tax Matters Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and Gaming and Leisure Properties, Inc. (included as Exhibit D to Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

10.2	Amendment No. 1, dated as of July 31, 2015, to the Credit Agreement dated as of October 28, 2013 among GLP Capital, L.P., the several banks and other financial institutions party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and the various other parties thereto+

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Gaming and Leisure Properties, Inc.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Pinnacle Entertainment, Inc.

23.3	Consent of Brandon J. Moore (included in Exhibit 5.1)+

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)+

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)+

24.1	Power of Attorney+

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Morgan Stanley & Co. LLC

99.3	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Carlino Group (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

99.4	Voting Agreement, dated as of July 20, 2015, by and among Pinnacle Entertainment, Inc. and the Fortress Group (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

99.5	Form of Proxy for Pinnacle Entertainment, Inc.+

99.6	Form of Proxy for Gaming and Leisure Properties, Inc.+

+	Previously filed.